As filed with the Securities and Exchange Commission on June 15, 2021.

Registration No. 333-255383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATAI Life Sciences B.V.*

(Exact Name of Registrant as Specified in its Charter)

The Netherlands	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

ATAI Life Sciences B.V.

c/o Mindspace

Krausenstraße 9-10

10117 Berlin, Germany

+49 89 2153 9035

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

ATAI Life Sciences US Inc.

180 Varick Street

New York, New York 10014

+1 929 207 2670

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nathan Ajiashvili Ian D. Schuman Oliver Seiler Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 +1 212 906 1200	Thomas Schubert Bram Bloemers Jan-Mathijs Hermans Dentons Europe LLP Gustav Mahlerplein 2 Amsterdam 1082 MA The Netherlands +31 20 795 3953	Richard D. Truesdell, Jr. Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 +1 212 450 4000	Paul van der Bijl NautaDutilh N.V. Beethovenstraat 400 1082 PR Amsterdam The Netherlands +31 20 717 1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

(*) We intend to convert the legal form of our company under Dutch law from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company (naamloze vennootschap) and to change our name from ATAI Life Sciences B.V. to ATAI Life Sciences N.V. prior to the closing of this offering.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 15, 2021

14,286,000 Shares

ATAI Life Sciences B.V.

to be converted and renamed

ATAI Life Sciences N.V.

Common Shares

This is the initial public offering of common shares of ATAI Life Sciences B.V. Prior to this offering, there has been no public market for our common shares. We expect the initial public offering price to be between $13.00 and $15.00 per common share. We have applied to list our common shares on the Nasdaq Global Market under the symbol “ATAI.”

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

We have granted the underwriters a 30-day option to purchase up to an additional 2,142,900 common shares at the initial public offering price, less the underwriting discount.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 14.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to ATAI Life Sciences N.V.
Per share	$	$	$
Total	$	$	$
(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses incurred in this offering. See “Underwriting” for details.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares on or about                     , 2021.

Credit Suisse	Citigroup	Cowen	Berenberg

Cantor	RBC Capital Markets	Canaccord Genuity

The date of this prospectus is                      , 2021.

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriters are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “atai” or the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to (i) ATAI Life Sciences AG, together with its subsidiaries and associated development programs, prior to the completion of the contribution and transfer to ATAI Life Sciences B.V. of all of the outstanding shares of ATAI Life Sciences AG in a capital increase in exchange for newly issued common shares of ATAI Life Sciences B.V., (ii) ATAI Life Sciences B.V., together with its subsidiaries and associated development programs, as of the completion of the contribution and transfer to ATAI Life Sciences B.V. of all of the outstanding shares of ATAI Life Sciences AG in a capital increase in exchange for newly issued common shares of ATAI Life Sciences B.V. and (iii) ATAI Life Sciences N.V., together with its subsidiaries and associated programs, after giving effect to the conversion of ATAI Life Sciences B.V. into ATAI Life Sciences N.V. See “Corporate Reorganization.”

References in this prospectus to “our programs” or “our therapeutic programs” refer to the development programs housed in our atai companies, and references to “our enabling technologies” refer to the technologies being developed by our atai companies. Unless the context specifically indicates otherwise, references in this prospectus to “atai companies” refer to our “atai Controlled Entities” and our “atai Non-Controlled Entities.” References to our “atai Controlled Entities” refer to our wholly owned subsidiaries, ATAI Life Sciences AG, ATAI Life Sciences US, Inc., ATAI Life Sciences UK Ltd, Viridia Life Sciences, Inc., IntroSpect Digital Therapeutics, Inc., EmpathBio, Inc. and Revixia Life Sciences, Inc., and our controlled variable interest entities, Perception Neuroscience Holdings, Inc., Kures Inc., EntheogeniX Biosciences, Inc., Psyber Inc., Neuronasal, Inc., PsyProtix, Inc., InnarisBio, Inc., DemeRx IB, Inc. and Recognify Life Sciences, Inc. References to our “atai Non-Controlled Entities” refer to GABA Therapeutics Inc., DemeRX NB Inc. and IntelGenx Technologies Corp. In the case of our atai Controlled Entities, we are involved in the development efforts in varying degrees and continue to maintain majority voting control. With respect to our atai Non-Controlled Entities, we hold at least one board seat on the board of directors of these entities and have the potential to obtain majority voting control upon the achievement of certain milestones.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

TRADEMARKS

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

ii

PRESENTATION OF FINANCIAL INFORMATION

This prospectus includes our audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020 prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We refer to these consolidated financial statements collectively as our “audited consolidated financial statements.” This prospectus also includes our unaudited condensed consolidated financial statement as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 prepared in accordance with U.S. GAAP. We refer to these unaudited consolidated financial statements as our “unaudited condensed consolidated financial statements.”

This prospectus also includes the audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 of COMPASS Pathways plc, or COMPASS, prepared in accordance with U.S. GAAP. We refer to these consolidated financial statements collectively as the COMPASS consolidated financial statements. We have included the COMPASS consolidated financial statements in this prospectus because of our strategic investment in COMPASS.

Our financial information is presented in U.S. dollars. All references in this prospectus to “$” and “dollars” mean U.S. dollars, and all references to “€” and “euro” mean euro, unless otherwise noted.

Unless otherwise stated, amounts translated from euros to U.S. dollars were translated at the December 31, 2020 rate of $1.2171 to €1.00 or the March 31, 2021 rate of $1.1723 to €1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common shares. You should read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those consolidated financial statements before making an investment decision.

Our Company

We have a bold and ambitious vision: to heal mental health disorders so that everyone, everywhere can live a more fulfilled life.

We are a clinical-stage biopharmaceutical company aiming to transform the treatment of mental health disorders. We founded atai Life Sciences in 2018 as a response to the significant unmet need and lack of innovation in the mental health treatment landscape, as well as the emergence of therapies that previously may have been overlooked or underused, including psychedelic compounds and digital therapeutics. We have built a pipeline of 10 development programs and six enabling technologies, each led by focused teams with deep expertise in their respective fields and supported by our internal development and operational infrastructure. We believe that several of our therapeutic programs’ target indications have potential market opportunities of at least $1 billion in annual sales, if approved. One of our atai companies, Recognify Life Sciences, has initiated a Phase 2a trial in the United States. We expect to initiate a Phase 2 trial for another program in 2021 and an additional three Phase 2 trials for other programs in 2022. We also expect to initiate Phase 1 trials for two of our programs in 2021 and an additional four in 2022.

Mental health disorders such as depression, substance use disorder, or SUD, and anxiety, which are among our initial focus indications, are highly prevalent and estimated to affect more than one billion people globally. Additionally, it is expected that more than 50% of the U.S. population will be diagnosed with a mental health disorder at some point in their lifetime, with increasing incidence ascribed to the COVID-19 pandemic. Those suffering from mental health disorders have higher mortality rates than the general population and often experience decreased quality of life as a result of emotional, behavioral or physical manifestations. In addition, the total costs of mental health disorders are significant and expected to increase substantially. Between 2009 and 2019, spending on mental health care in the United States increased by more than 50%, reaching $225 billion, and a Lancet Commission report estimates the global economic cost will reach $16 trillion by 2030. While current treatments, such as selective serotonin reuptake inhibitors, or SSRIs, and serotonin-norepinephrine reuptake inhibitors, or SNRIs, are well established and effective for certain patients, a significant percentage of patients either respond inadequately or relapse, translating to a significant unmet patient need.

We operate a decentralized model to enable scalable drug or technological development at our atai companies. Our atai companies drive development of our programs and enabling technologies that we have either acquired a controlling or significant interest in or created de novo. We believe that this model provides our development teams the support and incentives to rapidly advance their therapeutic candidates or technologies in a cost-efficient manner. To continue to grow our business and to aid in the development of our various programs, we intend to continue to incubate, acquire and invest in companies that share our goal of advancing transformative treatments for patients that suffer from mental health disorders.

To date, we have raised an aggregate of $362.3 million in gross cash proceeds from the sale of our common stock and convertible notes.

Our Values

We have four key values that guide our actions: (i) conscious care: for patients, their families, their caregivers, ourselves and our colleagues; (ii) collaborative innovation: taking full advantage of our diversity of backgrounds, cultures and experiences to challenge conventional wisdom and develop the solutions patients need; (iii) bold entrepreneurship: agile teams using first principles thinking to accelerate innovation for people suffering from unmet medical needs in mental health; and (iv) radical responsibility: modelling grit, ownership and tenacity, striving to be the best we can possibly be.

Our Platform

To support the ongoing growth of our pipeline and the development of our existing programs, we have established a platform that underpins our operations. Our platform consists of our process, our people and our enabling technologies.

Our Process

Our process comprises three core elements: (i) disciplined new program selection, focusing on differentiated mental health opportunities encompassing psychedelic compounds and nonpsychedelic compounds, (ii) decentralized operations with access to shared resources, which we believe facilitates scalable drug or technological development in a capital efficient manner, and (iii) impactful capital allocation and strategic value capture.

Our People

We were founded by Christian Angermayer, a prominent biotech investor and the founder of Apeiron Investment Group Ltd., or Apeiron, our largest shareholder, Florian Brand, our Chief Executive Officer, Srinivas Rao, our Chief Scientific Officer, and Lars Christian Wilde, co-founder, President and Chief Business Officer of COMPASS, with the aim of transforming the treatment of mental health disorders. This focus came out of direct experience with the trauma of mental health challenges such as depression and awareness of the potential solutions offered by unconventional approaches including psychedelic compounds. In addition to our founders, we have an experienced senior leadership team including Greg Weaver, our Chief Financial Officer, and Rolando Gutiérrez-Esteinou, our Chief Medical Officer.

Collectively, the atai team has significant experience across business and pharmaceutical leadership roles and has led the development of 13 new drug applications, or NDAs, through regulatory approval and more than 50 investigational new drug, or IND, submissions. Our expertise is augmented at both the subsidiary and parent company levels with leading business, regulatory and scientific experts.

Our Enabling Technologies

We believe our enabling technologies have the potential to support the development of our pipeline and be used as patient support tools. We currently have six enabling technologies housed at our atai companies: EntheogeniX Biosciences, Introspect Digital Therapeutics, InnarisBio, PsyProtix, Psyber and IntelGenx Technologies, or IntelGenx. In November 2019, we acquired a majority interest in EntheogeniX Biosciences, a controlled variable interest entity, that is an AI-enabled computational biophysics platform designed to optimize and accelerate drug discovery. Introspect Digital Therapeutics, a wholly owned subsidiary we launched in June 2020, is a digital therapeutics platform dedicated to improving patient outcomes through personalized care. InnarisBio, a majority owned subsidiary we launched in March 2021, is a formulation technology company developing a sol-gel based, intranasal excipient technology. PsyProtix, a majority owned subsidiary we launched in February 2021, is developing metabolomics-based biomarkers that stratify patients with treatment-resistant depression, or TRD, with the aim to improve patient outcomes through a precision psychiatry approach. In February 2021, we acquired a majority interest in Psyber, which is developing an electroencephalography, or EEG, -based brain-computer interface technology for psychiatric use. In May 2021, we acquired a minority interest in IntelGenx Technologies, an oral thin film, or OTF, drug delivery system manufacturer that is currently developing an OTF formulation of Viridia’s VLS-01. None of our existing programs were developed using these enabling technologies, and many of these technologies remain in early stage testing and development. We intend to use these enabling technologies to support the future development of our programs.

Our Pipeline

Since our inception in 2018, we have built our pipeline through both incubation and business development efforts, and we have advanced multiple programs through early stages of development. A number of our programs are considered psychedelic compounds, which are emerging as novel breakthrough therapies for mental health disorders with growing scientific support, recent regulatory approvals and increasing patient and physician acceptance. Currently, we have 10 therapeutic programs, including five psychedelic compounds, in our pipeline, complemented by six enabling technologies in development.

The following table summarizes our current wholly owned therapeutic programs and non-wholly owned therapeutic programs that we consolidate based on our controlling financial interest as determined under the variable interest, or VIE, model.

Note: TRD = Treatment-resistant depression; CIAS = Cognitive impairment associated with schizophrenia; OUD = Opioid use disorder;

GAD = Generalized anxiety disorder; mTBI = Mild traumatic brain injury; DMT = N,N-dimethyltryptamine; MDMA = 3,4-Methyl enedioxy methamphetamine; PTSD = Post-traumatic stress disorder, VIE = Variable interest entity.

(1)	Unless otherwise indicated herein, ownership percentage based on ownership of securities with voting rights as of the date of this prospectus.
(2)	Perception ownership does not give effect to the shares of common stock issuable to us upon the conversion of outstanding convertible notes, which may increase our ownership percentage.
(3)	RL-007 compound is (2R, 3S)-2-amino-3-hydroxy-3-pyridin-4-yl-1-pyrrolidin-1-yl-propan-1-one(L)-(+) tartrate salt.
(4)	In May 2021, we purchased additional shares of Series A preferred stock of Recognify. As of the date of this prospectus, we hold a 51.9% equity ownership position in Recognify.
(5)	In April and May 2021, we purchased additional shares of Series A preferred stock of GABA. As of the date of this prospectus, we hold a 53.8% equity ownership position in GABA. GABA ownership does not give effect to the obligation to acquire further shares upon the achievement of specified development milestones which may increase the ownership to up to 54.2%.
(6)	In May 2021, we purchased additional shares of Series A preferred stock of Neuronasal. As of the date of this prospectus, we hold a 56.5% equity ownership position in Neuronasal. Neuronasal ownership does not give effect to the obligation to acquire further shares upon the achievement of specified development milestones which may increase the ownership to up to 64.5%.
(7)	Kures ownership does not give effect to the obligation to acquire further shares upon the achievement of specified development milestones which may increase the ownership to up to 67.9%.

In addition to our programs and enabling technologies, we led the Series A financing round for COMPASS in 2018, co-led COMPASS’ Series B financing round in 2020 and held a 19.7% equity ownership position in COMPASS as of May 4, 2021. COMPASS is developing its investigational COMP360 (psilocybin) therapy, which comprises administration of COMP360 with psychological support from specially trained therapists, with an initial focus on TRD.

Our Emerging Clinical and Preclinical Programs

Below is a summary of our clinical and preclinical programs, including related prior evidence in humans based on third-party clinical trials or studies. We currently hold at least a majority interest, or have options to obtain a majority interest, in each of these atai companies.

Perception Neuroscience: PCN-101 for TRD

•

Product concept: PCN-101 is a subcutaneous formulation of R-ketamine, the latter a glutamatergic modulator that is a component of ketamine, being developed as a rapid-acting antidepressant, with the potential to be an at-home nondissociative alternative to S-ketamine (marketed as SPRAVATO).

•

Prior evidence in humans: In a third-party clinical trial, another formulation of R-ketamine was observed to produce a rapid and durable response with limited dissociative side effects in patients with TRD. In September 2020, Perception Neuroscience completed a Phase 1 trial of PCN-101 supporting the advancement of PCN-101 into a Phase 2 trial.

Recognify Life Sciences: RL-007 for CIAS

•

Product concept: RL-007, a GABA/nicotinic modulator, is an orally available compound that is thought to alter the excitatory/inhibitory balance in the brain to produce pro-cognitive effects in clinical conditions, including schizophrenia.

•

Prior evidence in humans: In third-party studies, other formulations of this compound have been shown to effect a significant improvement in aspects of cognitive function in both experimental paradigms involving healthy subjects as well as in a Phase 2 trial in patients suffering from diabetic peripheral neuropathic pain.

DemeRx IB: DMX-1002 for OUD

•

Product concept: DMX-1002 is an oral formulation of ibogaine, a naturally occurring psychedelic product isolated from a West African shrub, that we are developing for the treatment of opioid use disorder, or OUD.

•

Prior evidence in humans: In third-party studies evaluating other formulations of ibogaine, significant reductions in opioid cravings were observed, both at discharge and at one month post treatment, and were associated with improved mood in patients with OUD.

GABA: GRX-917 for GAD

•

Product concept: GRX-917 is an oral formulation of a deuterated version of etifoxine, a compound that has a long history of prescription use in France for treating anxiety disorders. GRX-917 is designed to provide rapid anxiolytic activity with improved tolerability to current treatments for anxiety in the United States.

•

Prior evidence in humans: Etifoxine has been observed to have the rapid onset of anxiolytic activity of benzodiazepines without their sedating or addicting properties. Furthermore, etifoxine is not associated with abuse, dependence or respiratory depression and has been observed to have no significant impact on motor skills or cognition.

Neuronasal: NN-101 for mTBI

•

Product concept: NN-101 is a novel intranasal formulation of N-acetylcysteine, or NAC. NAC is believed to stimulate the synthesis of glutathione, or GSH, an endogenous antioxidant that plays a protective role in the pathogenesis of mild traumatic brain injury, or mTBI.

•

Prior evidence in humans: An orally administered formulation of NAC was shown to increase the probability of mTBI symptom resolution at seven days in a third-party study conducted by the U.S. Army. Neuronasal has also completed a pilot study of NN-101 in nine healthy volunteers. In this pilot study, NN-101 was observed to be approximately 20 times and 100 times more brain-penetrant compared to intravenous, or IV, and oral NAC, respectively, and was well tolerated.

Kures: KUR-101 for OUD

•	Product concept: KUR-101 is an oral formulation of deuterated mitragynine being developed for the treatment of OUD. Mitragynine is a component of the leaves of kratom (Mitragnyna speciosa).

•

Prior evidence in humans: Kratom has a long history of traditional medicine use as an analgesic in parts of Southeast Asia, and its use in the United States has increased in recent years, particularly amongst individuals seeking to reduce prescription opioid consumption or manage opioid withdrawal symptoms. Published third-party human data involving isolated mitragynine are limited, but recent mechanistic insights suggest that this compound may be well-suited for the medically assisted therapy of OUD.

EmpathBio: EMP-01 for PTSD

•

Product concept: EMP-01 is an oral formulation of an MDMA derivative being developed for the treatment of post-traumatic stress disorder, or PTSD. We are developing EMP-01 for the potential to have an improved therapeutic index compared to MDMA.

•

Prior evidence in humans: In a meta-analysis of 21 third-party trials of other formulations of MDMA combined with psychotherapy for the treatment of PTSD, the benefits of such treatment were statistically significant versus placebo or active placebo-assisted therapy alone. In addition, a recent third-party randomized, double-blind, placebo-controlled phase 3 study in 90 patients with severe PTSD, statistically significant reduction in PTSD symptoms were observed in the MDMA-assisted psychotherapy group versus the group receiving psychotherapy alone.

Revixia Life Sciences: RLS-01 for TRD

•

Product concept: RLS-01 is a formulation of Salvinorin A, or SalA, a naturally occurring psychedelic compound with pharmacology differentiated from that of psilocybin or DMT, being developed for the treatment of TRD and other indications.

•

Prior evidence in humans: In a third-party study of another formulation of SalA, the effects of the compound were observed to be similar to those of psilocybin based upon functional brain imaging. We believe these data combined with anecdotal usage reports suggest that SalA may possess rapid-acting antidepressant properties.

Viridia Life Sciences: VLS-01 for TRD

•

Product concept: VLS-01 is a formulation of DMT, the active moiety of the traditional, hallucinogenic drink ayahuasca. DMT is characterized by an intrinsically short duration of psychedelic effect with a serum half-life estimated at less than 10 minutes. VLS-01 is formulated to provide a psychedelic experience lasting 30 to 45 minutes, thus potentially allowing for a shorter clinic visit compared to many other psychedelic compounds that may require a patient to be monitored for four or more hours.

•

Prior evidence in humans: Ayahuasca has shown significant antidepressant effects compared with placebo at one, two and seven days after dosing in a double-blind, randomized, placebo-controlled third-party clinical trial in patients with TRD.

DemeRx NB: DMX-1001 for OUD

•

Product concept: DMX-1001 is an oral formulation of noribogaine being developed for the treatment of OUD. Noribogaine is an active metabolite of ibogaine designed to have a longer plasma half-life and potentially reduced hallucinogenic effects compared with ibogaine.

•

Prior evidence in humans: Three third-party clinical trials have been conducted, testing various doses of another formulation of noribogaine in both healthy subjects and opioid dependent subjects undergoing detoxification. We believe the results from these trials support further development.

The atai Foundation

We are convinced that the for-profit model is the fastest, safest and best way of getting new treatments to patients in need. But not all aspects of the global mental health crisis can be effectively addressed by a for-profit model. For this reason, we intend to launch the inaugural More Needs To Be Done initiative to further our vision of healing mental health disorders so that everyone, everywhere can live a more fulfilled life.

We intend that the More Needs To Be Done Initiative will have three strategic pillars:

•

Education: we aim to provide training, scholarships and research grants to individuals working in the mental health space. We aim to promote awareness and destigmatization: investing in opportunities to produce multi-platform content to educate and inform the public on mental health issues.

•

Access: we aim to support organizations dedicated to ensuring equal access to mental health services, regardless of geography or demographic, with a specific focus on excluded or underserved communities.

•

Ecosystem support: recognizing that our success is built upon the work of many stakeholders (including not for profit communities and groups, researchers, indigenous communities, and sustainable manufacturing entities), we aim to give back to the ecosystem which allows us to thrive.

The atai foundation will be charged with helping us carry out our social responsibility mission. We intend to fund the atai foundation as follows:

•	One-time grant: we intend to donate up to 1% of the gross proceeds from this offering to the atai foundation. See “Use of Proceeds.”

•

Founders, employees and investor equity: certain of our co-founders and many of our employees have pledged a portion of their equity to charity, via our Equity for Impact Initiative online pledging tool, some of whom are planning to donate a portion of their charitable pledges to the atai foundation. We also expect certain of our existing investors to pledge a portion of their equity to the atai foundation.

We also intend to support the More Needs To Be Done initiative by offering all employees the opportunity to spend 1% of their working hours annually volunteering with charities or non-profits aligned with the More Needs To Be Done strategic pillars.

In the future, we intend to explore donating 1% of atai product candidates, if approved, and profits, if achieved, to non-profit organizations who share our vision of healing mental health disorders – potentially via patient assistance programs. We intend to encourage our atai companies to do likewise.

Risks Associated with Our Business

Investing in our common shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common shares. If any of these risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In such case, the trading price of our common shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•

We are a clinical-stage biopharmaceutical company and have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future;

•

We will require substantial additional funding to achieve our business goals, and if we are unable to obtain this funding when needed and on acceptable terms, we could be forced to delay, limit or terminate our product development efforts;

•	Our limited operating history may make it difficult to evaluate the success of our business and to assess our future viability;

•	We have never generated revenue and may never be profitable;

•	Our product candidates contain controlled substances, the use of which may generate public controversy;

•	Clinical and preclinical development is uncertain, and our preclinical programs may experience delays or may never advance to clinical trials;

•

We currently rely on qualified therapists working at third-party clinical trial sites to administer certain of our product candidates in our clinical trials and we expect this to continue upon approval, if any, of our current or future product candidates. If third-party sites fail to recruit and retain a sufficient number of therapists or effectively manage their therapists, our business, financial condition and results of operations would be materially harmed;

•	We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•

Research and development of drugs targeting the central nervous system, or CNS, is particularly difficult, and it can be difficult to predict and understand why a drug has a positive effect on some patients but not others;

•	We face significant competition in an environment of rapid technological and scientific change;

•

Third parties may claim that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and may prevent or delay our development and commercialization efforts;

•	A change in our effective place of management may increase our aggregate tax burden;

•	We identified material weaknesses in connection with our internal control over financial reporting; and

•

A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect our business, including our preclinical studies, clinical trials, third parties on whom we rely, our supply chain, our ability to raise capital, our ability to conduct regular business and our financial results.

Corporate Reorganization

We were incorporated pursuant to the laws of the Netherlands as Adripa Holding B.V. on September 10, 2020 to become a holding company for ATAI Life Sciences AG. On January 11, 2021, our name was changed to ATAI Life Sciences B.V. In April 2021, all of the outstanding shares in ATAI Life Sciences AG were contributed and transferred to ATAI Life Sciences B.V. in a capital increase in exchange for newly issued common shares of ATAI Life Sciences B.V. and, as a result, ATAI Life Sciences AG became a wholly owned subsidiary of ATAI Life Sciences B.V. and the former shareholders of ATAI Life Sciences AG became the shareholders of ATAI Life Sciences B.V. In connection with such exchange, the common share in ATAI Life Sciences B.V. held by Apeiron Investment Group Ltd. was cancelled (ingetrokken). On June 7, 2021, the existing issued shares of ATAI Life Sciences B.V. were split applying a ratio of 1.6 to one, and the nominal value was reduced to €0.10. Prior to the closing of this offering, we intend to convert the legal form of ATAI Life Sciences B.V. into a public company with limited liability and the name into ATAI Life Sciences N.V. See “Corporate Reorganization.”

Corporate Information

The statutory seat of ATAI Life Sciences B.V. is in Amsterdam, the Netherlands. The office address of ATAI Life Sciences B.V. and our principal executive office is located at Krausenstraße 9-10, 10117 Berlin, Germany, and our telephone number is +49 89 2153 9035. Our website address is www.atai.life. The information contained on, or that can be accessed from, our website does not form part of this prospectus.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus.

(1)	Unless otherwise indicated, all entities are incorporated in the United States. Unless otherwise indicated herein, ownership percentage based on ownership of securities with voting rights as of the date of this prospectus.

(2)	Kures ownership does not give effect to the obligation to acquire further shares upon the achievement of specified development milestones which may increase the ownership to up to 67.9%.
(3)	Neuronasal ownership does not give effect to the purchase of additional preferred shares upon the achievement of certain contingent development milestones which may increase the ownership.
(4)	Perception does not give effect to the shares of common stock issuable upon the conversion of outstanding convertible notes held by atai which may increase the ownership.
(5)	GABA ownership does not give effect to the obligation to acquire further shares upon the achievement of specified development milestones which may increase the ownership to up to 54.2%.
(6)	DemeRx NB ownership does not give effect to option to acquire further shares upon the achievement of specified development milestones which may increase the ownership to up to 57.1%.
(7)	As of May 4, 2021, we held a 19.7% ownership interest in COMPASS.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to U.S. public companies. These provisions include:

•	an exemption to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

•	reduced executive compensation disclosure; and

•

an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting (which generally would otherwise be applicable for a non-emerging growth company commencing with its second annual report on Form 10-K following the completion of its initial public offering).

We may choose to take advantage of some but not all of these reduced reporting burdens. Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual revenue of at least $1.07 billion;

•	the last day of our fiscal year following the fifth anniversary of the closing of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

THE OFFERING

Issuer	ATAI Life Sciences B.V., to be converted into and renamed ATAI Life Sciences N.V. prior to the closing of this offering.

Common shares offered by us	We are offering 14,286,000 common shares.

Option to purchase additional common shares	We have granted the underwriters an option to purchase up to an additional 2,142,900 common shares from us within 30 days of the date of this prospectus.

Common shares to be outstanding after this offering	151,855,776 common shares (or 153,998,676 common shares if the underwriters exercise their option to purchase additional common shares from us in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $178.0 million (or approximately $206.0 million if the underwriters exercise their option to purchase additional common shares from us in full), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering for the uses as set forth in the “Use of Proceeds” section of this prospectus.

Dividend policy	We have never paid or declared any cash dividends on our common shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. As of the completion of our corporate reorganization, under Dutch law, we may only pay dividends to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by our articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any future determination to pay dividends will be at the discretion of our management board with the approval of our supervisory board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our management board and supervisory board deem relevant. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Listing	We have applied to list our common shares on the Nasdaq Global Market, or Nasdaq, under the symbol “ATAI.”

Directed share program	At our request, the underwriters have reserved up to 6.5% of our common shares offered by this prospectus for sale, at the initial public offering price, to our managing directors, supervisory directors and certain other parties identified by us. Shares purchased through the directed share program will not be subject to the 180 day lock-up restriction described in the “Underwriting” section of this prospectus, except in the case of shares purchased by any of our managing directors, supervisory directors and certain of our existing shareholders. The number of common shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

The number of our common shares to be outstanding after this offering is based on 137,569,776 common shares outstanding as of March 31, 2021 and excludes:

•

18,525,696 common shares issuable upon the exercise of options outstanding under our 2020 Employee, Director and Consultant Equity Incentive Plan as of March 31, 2021 at a weighted average exercise price of $3.38 per share;

•

37,963,944 common shares, or 38,499,669 common shares if the underwriters exercise their option to purchase additional common shares from us in full, reserved for future issuance under our 2021 Incentive Award Plan, which will become effective in connection with this offering, and includes the common shares underlying the grants to be issued in connection with this offering to an executive officer at an exercise price equal to the initial public offering price per share, as well as common shares that become available pursuant to provisions in the 2021 Incentive Award Plan that automatically increase the share reserve under the 2021 Incentive Award Plan as described in the section titled “Executive and Director Compensation—Incentive Compensation Plans” and

•

1,000,000 common shares of ATAI Life Sciences AG issuable upon the exercise of conversion rights of convertible note holders that will remain outstanding following the completion of this offering at a conversion price of €17.00 per share, which we expect to be exchangeable for shares of ATAI Life Sciences N.V. at the Exchange Ratio (as defined in “Corporate Reorganization”) following the completion of this offering, which would result in up to 16,000,000 common shares of ATAI Life Sciences N.V., and as further described in “Corporate Reorganization—Shares of ATAI Life Sciences B.V. to be Outstanding After the Corporate Reorganization.”

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	a 1.6-for-one forward share split of our common shares, which was effected on June 7, 2021;

•	no exercise of the outstanding options described above after March 31, 2021;

•	the completion of our corporate reorganization, as further described under the section titled “Corporate Reorganization”;

•	no conversion of the convertible notes described above;

•	an initial public offering price of $14.00 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise by the underwriters of their option to purchase up to 2,142,900 additional common shares in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial data for the years ended December 31, 2020 and 2019 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated financial data as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 has been derived from our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus. The unaudited condensed consolidated financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the results of the unaudited interim periods. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except share and per share data)
Statement of Operations Data:
License revenue	$—	$—	$—	$19,880
Operating expenses:
Research and development	3,084	11,408	2,144	5,585
Acquisition of in-process research and development	9,674	12,020	—	972
General and administrative	5,090	80,734	1,570	9,273

Total operating expenses	17,848	104,162	3,714	15,830

Income (loss) from operations	(17,848)	(104,162)	(3,714)	4,050

Other income (expense), net:
Interest income	23	71	21	37
Change in fair value of contingent consideration liability—related parties	(74)	(1,133)	(24)	251
Change in fair value of short term notes receivable—related parties	697	718	718	—
Change in fair value of convertible promissory notes	—	(16,974)	1,127	—
Change in fair value of derivative liability	—	150	—	41
Unrealized gains on other investments	—	19,856	19,856	—
Loss on asset acquisition of a variable interest entity	—	(504)	—	—
Other income (expense), net	(272)	165	(83)	1,374

Total other income, net	374	2,349	21,615	1,703

Net income (loss) before income taxes	(17,474)	(101,813)	17,901	5,753
Provision for income taxes	(2)	(305)	—	(6)
Losses from investments in equity method investees, net of tax	(6,908)	(76,507)	(2,021)	(1,703)

Net income (loss)	$(24,384)	$(178,625)	$15,880	$4,044
Net loss attributable to redeemable noncontrolling interests and noncontrolling interests	(10,246)	(8,782)	(422)	3,356

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except share and per share data)
Net income (loss) attributable to ATAI Life Sciences B.V. stockholders	$(14,138)	$(169,843)	$16,302	$688

Net income (loss) per share attributable to ATAI Life Sciences B.V. stockholders (basic)	$(0.16)	$(1.83)	$0.18	$0.01

Net income (loss) per share attributable to ATAI Life Sciences B.V. stockholders (diluted)	$(0.16)	$(1.83)	$0.16	$0.01

Weighted average common shares outstanding attributable to ATAI Life Sciences B.V. stockholders (basic)	86,658,048	93,019,072	90,709,312	119,258,529

Weighted average common shares outstanding attributable to ATAI Life Sciences B.V. stockholders (diluted)	86,658,048	93,019,072	93,581,168	121,374,430

	As of March 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$104,369	$245,237	$425,735
Total assets	145,261	286,129	462,409
Share subscriptions receivable	(140,868)	—	—
Total liabilities	25,268	25,268	25,268
Total stockholders’ equity	119,993	260,861	437,141

(1)

Pro forma to give effect to the settlement in April 2021 of a $140.9 million share subscriptions receivable that was reflected in stockholders’ equity as of March 31, 2021 in connection with the closing of our Series D financing.

(2)

Pro forma as adjusted to give further effect to the issuance and sale of common shares in this offering at the assumed initial public offering price of $14.00 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming no exercise of the underwriters’ option to purchase an additional 2,142,900 common shares.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets and total stockholders’ equity by $13.3 million, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of common shares we are offering. Each increase (decrease) of 1,000,000 in the number of common shares offered by us would increase (decrease) each of cash and cash equivalents, total assets and total stockholders’ equity by approximately $13.0 million, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all the other information in this prospectus, including our consolidated financial statements and notes thereto, before making an investment decision. If any of the following risks actually materializes, our business, financial condition and results of operations could be materially adversely affected. In such an event, the market price of our common shares could decline and you may lose all or part of your investment. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to our Financial Position, Need for Additional Capital and Growth Strategy

We are a clinical-stage biopharmaceutical company and have incurred significant losses since our inception. We anticipate that we will incur significant losses for the foreseeable future.

Investment in biotechnology product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate effectiveness or an acceptable safety profile, gain regulatory approval and become commercially viable. All of our product candidates will require substantial additional capital expenditures and development time, including extensive clinical research and resources, before we would be able to apply for and then receive marketing authorization and begin generating revenue from product sales.

Since our inception, we have invested most of our resources in developing technology, establishing our platform, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital, building our management team and providing general and administrative support for these operations. We anticipate that we will incur significant losses for the foreseeable future and have incurred losses in each year since our inception. Our net loss attributable to ATAI Life Sciences B.V. stockholders for the years ended December 31, 2019 and December 31, 2020 was $14.1 million and $169.8 million respectively. We had an accumulated deficit of $189.1 million as of March 31, 2021. We have no products that are approved for commercial sale and have not generated any revenue. We have financed operations solely through the sale of equity securities and convertible debt financings. We continue to incur significant research and development and other expenses related to ongoing operations and expect to incur losses for the foreseeable future. We anticipate continued losses following the completion of this offering.

Because of the numerous risks and uncertainties associated with the development of drugs and medical devices, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other comparable foreign regulatory authorities to perform preclinical studies or clinical trials in addition to those that we currently anticipate, or if there are any delays in any of our or our future collaborators’ clinical trials or the development of our existing product candidates and any other product candidates that we may identify. Even if our existing product candidates or any future product candidates that we may identify are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product and ongoing compliance efforts.

Our limited operating history may make it difficult for you to evaluate the success of our business and to assess our future viability.

We were founded in 2018 by Christian Angermayer, Florian Brand, Srinivas Rao and Lars Christian Wilde. To date, we have invested most of our resources in developing technology, establishing our platform, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital, building our management team and providing general and administrative support for these operations. We have not yet demonstrated an ability to conduct later-stage clinical trials, obtain regulatory approvals, manufacture a commercial-scale product, conduct sales and marketing activities necessary for successful product commercialization or obtain reimbursement in the countries of sale.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

We have never generated revenue and may never be profitable.

We may never be able to develop or commercialize marketable products or achieve profitability. Revenue from the sale of any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the acceptance of the product by physicians and patients, the ability to obtain reimbursement at any price and whether we own the commercial rights for that territory. Our growth strategy depends on our ability to generate revenue. In addition, if the number of addressable patients is not as anticipated, the indication or intended use approved by regulatory authorities is narrower than expected, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

Our failure to achieve sustained profitability would depress the value of our company and could impair our ability to raise capital, expand our business, diversify our research and development pipeline, market our product candidates, if approved, and pursue or continue our operations. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

Even if we consummate this offering, we will require substantial additional funding to achieve our business goals. If we are unable to obtain this funding when needed and on acceptable terms, we could be forced to delay, limit or terminate our product development efforts.

Since our inception in 2018, we have leveraged our network, business model and team’s capabilities to assemble a product pipeline focused on mental health disorders. We have built our pipeline through business development efforts and have advanced programs through early stages of development. Our pipeline currently consists of 10 therapeutic programs and six enabling technologies. Developing biopharmaceutical products is expensive and time consuming, and we expect to require substantial additional capital to conduct research, preclinical studies and clinical trials for our current and future programs, establish pilot scale and commercial scale manufacturing processes and facilities, seek regulatory approvals for our product candidates and launch and commercialize any products for which we receive regulatory approval, including building our own commercial sales, marketing and distribution organization. Our management and strategic decision makers have not made decisions regarding the future allocation of certain of our resources among our programs but evaluate the needs and opportunities with respect to each of these programs routinely and on a case-by-case basis, including with respect to determinations relating to our exercise of options to acquire additional equity in companies in which we do not currently own a majority interest. In connection with any collaboration agreements relating to our programs, we may also be responsible for the payments to third parties of expenses that may, in certain instances, include milestone payments, license maintenance fees and royalties, including in the case of certain of our agreements with academic institutions or other companies from whom intellectual property rights underlying their respective programs have been in-licensed or acquired. Because the outcome of any preclinical or clinical development and regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development, regulatory approval process and potential commercialization of our product candidates and any future product candidates we may identify.

We expect that the net proceeds from this offering, together with our existing cash and our availability under our credit facility, will be sufficient to fund our operations through 2023. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, sales of assets or programs, other sources, such as strategic collaborations or license and development agreements, or a combination of these approaches. Even if we believe we have sufficient funds for our current or future operating plans, we may opportunistically seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing product development and business development activities. Any such additional fundraising efforts for us may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize product candidates that we may identify and pursue. Moreover, such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our future funding requirements, both short-term and long-term, will depend on many factors, including, but not limited to:

•	the time and cost necessary to complete ongoing and planned clinical trials;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities;

•	the progress, timing, scope and costs of our preclinical studies, clinical trials and other related activities for our ongoing and planned clinical trials, and potential future clinical trials;

•	the costs of obtaining clinical and commercial supplies of raw materials and drug products for our product candidates, as applicable, and any other product candidates we may identify and develop;

•	our ability to successfully identify and negotiate acceptable terms for third-party supply and contract manufacturing agreements with contract manufacturing organizations, or CMOs;

•

the costs of commercialization activities for any of our product candidates that receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities, or entering into strategic collaborations with third parties to leverage or access these capabilities;

•	the amount and timing of sales and other revenues from our product candidates, if approved, including the sales price and the availability of coverage and adequate third-party reimbursement;

•	the cash requirements in purchasing additional equity from certain of our atai companies upon the achievement of specified development milestone events;

•	the cash requirements of developing our programs and our ability and willingness to finance their continued development;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the time and cost necessary to respond to technological and market developments, including other products that may compete with one or more of our product candidates;

•	the costs of acquiring, licensing or investing in intellectual property rights, products, product candidates and businesses;
•	the costs of maintaining, expanding and protecting our intellectual property portfolio;

•	our ability to attract, hire and retain qualified personnel as we expand research and development and establish a commercial infrastructure; and

•	the costs of operating as a public company in the United States and maintaining a listing on Nasdaq.

We cannot be certain that additional funding will be available on acceptable terms, or at all. Market volatility resulting from the COVID-19 pandemic and the related U.S. and global economic impact or other factors could also adversely impact our ability to access funds as and when needed. If adequate funds are not available to us on a timely basis, we may be required to delay, limit or terminate one or more research or development programs or the potential commercialization of any approved products or be unable to expand operations or otherwise capitalize on business opportunities, as desired, which could materially affect our business, prospects, financial condition and results of operations.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to current product candidates or to any future product candidates on unfavorable terms.

We expect our expenses to increase in connection with our planned operations. Unless and until we can generate a substantial amount of revenue from our product candidates, we expect to finance our future cash needs through a combination of public and private equity offerings, debt financings, strategic partnerships, sales of assets and alliances and licensing arrangements. We, and indirectly, our shareholders, will bear the cost of issuing and servicing any such securities and of entering into and maintaining any such strategic partnerships or other arrangements. Because any decision by us to issue debt or equity securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future financing transactions. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of additional indebtedness would result in increased fixed payment obligations and could involve additional restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating and financing restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term, but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses or other rights on unfavorable terms.

If we obtain a controlling interest in certain of our existing companies or additional companies in the future, it could adversely affect our operating results and the value of our common shares, thereby disrupting our business.

As part of our strategy, we have and intend to continue to invest in companies that are developing programs to treat mental health disorders. We and our atai companies have also acquired and in-licensed certain of our technologies from third parties, and we may in the future acquire, in-license or invest in additional technology that we believe would be beneficial to our business. Investments in our existing and any future subsidiaries and other companies and the acquisition, in-license or investments in technology involve numerous risks, including, but not necessarily limited to:

•	risk of conducting research and development activities in new and innovative therapeutic areas or treatment modalities in which we have little to no experience;

•	diversion of financial and managerial resources from existing operations;

•	successfully negotiating a proposed acquisition, in-license or investment in a timely manner and at a price or on terms and conditions favorable to us;

•	successfully combining and integrating a potential acquisition into our existing business to fully realize the benefits of such acquisition;

•	the impact of regulatory reviews on a proposed acquisition, in-license or investment; and

•	the outcome of any legal proceedings that may be instituted with respect to the proposed acquisition, in-license or investment.

If we fail to properly evaluate potential acquisitions, in-licenses, investments or other transactions associated with the creation of new research and development programs or the maintenance of existing ones, we might not achieve the anticipated benefits of any such acquisition, investment or transaction, we might incur costs in excess of what we anticipate, and management resources and attention might be diverted from other necessary or valuable activities.

Under certain of our investment arrangements, if we fail to make a milestone payment when due, our ownership percentage may fall below 50% of that entity.

Under our investment arrangements with DemeRx IB and Recognify Life Sciences, if we fail to make a milestone payment when due, we could lose our majority interest in DemeRx IB or Recognify Life Sciences. In order to maintain our equity ownership in these companies, we will need to make an aggregate of $29.5 million in milestone payments upon the achievement of certain development milestones.

In December 2019, we executed a promissory note payable to DemeRx IB whereby we agreed, under a contribution agreement and a Series A Preferred Stock Purchase Agreement, to make aggregate payments to DemeRx IB of up to $17.0 million upon the achievement of specified clinical and regulatory milestones. In connection with this promissory note, we pledged and assigned to DemeRx IB a portion of the Series A Preferred Stock of DemeRx IB as security under the promissory note. In the event of default, a pro rata portion of these pledged shares will automatically be surrendered and be deemed forfeited and canceled and could result in us losing control of DemeRx IB’s board of directors and our controlling financial interest in DemeRx IB. To date, we have made aggregate payments of $5.0 million in connection with the promissory note.

In November 2020, we acquired Series A preferred stock of Recognify Life Sciences pursuant to a Series A Preferred Stock Purchase Agreement, and we agreed to make aggregate payments to Recognify Life Sciences of up to $18.0 million upon the achievement of specified clinical and regulatory milestones to complete the purchase of the shares and provide additional funding. In connection with this agreement to provide additional funding, Recognify Life Sciences issued the Series A preferred shares to us but held the shares in an escrow account, with the shares to be released upon receipt of our milestone payments. In the event of default, a pro rata portion of the shares held in escrow will automatically be surrendered and be deemed forfeited and canceled, and could result in us losing control of Recognify Life Sciences’ board of directors and our controlling financial interest in Recognify Life Sciences.

Our overall value may be dominated by a single or limited number of our atai companies or clinical programs.

A large proportion of our overall value may at any time reside in a small proportion of our atai companies or clinical programs. Accordingly, there is a risk that if one or more of the intellectual property or commercial rights relevant to a valuable business were impaired, this would have a material adverse impact on our overall value. Furthermore, a large proportion of our overall revenue may at any time be the subject of one, or a small number of, licensed technologies. Should the relevant licenses be terminated or expire this would be likely to have a material adverse effect on the revenue received by us. Any material adverse impact on the value of the business of a subsidiary or a clinical program could, in the situations described above, or otherwise, have a material adverse effect on our business, financial condition, trading performance and/or prospects.

We have limited information about and limited operational control or influence over COMPASS.

We do not maintain operational control over management and development efforts for COMPASS. COMPASS is independently managed, and we do not control the clinical and regulatory development of COMPASS’ product candidates. Any failure by COMPASS to adhere to regulatory requirements, initiate preclinical studies and clinical trials on schedule or to obtain approvals for its product candidates could have an adverse effect on our business, financial condition, results of operations and prospects. The information included in this prospectus about COMPASS is based on (i) our knowledge, which may in some cases be limited, (ii) information that is publicly available and (iii) information provided to us by COMPASS. As such, there may be developments at COMPASS of which we are unaware that could have an adverse effect on our business, financial condition, results of operations and prospects, including our status under the Investment Company Act of 1940, as amended, or the Investment Company Act.

In addition, we do not have a majority interest in COMPASS. Our interest in COMPASS may be further reduced to the extent they raise capital from third-party investors. As a result, our ability to realize value from our ownership position in COMPASS may be impacted if we reduce our ownership. Furthermore, a large proportion of our overall value may at any time reside in our ownership interest of COMPASS. Accordingly, any material adverse impact on the value of the business of COMPASS could have a material adverse effect on our business, financial condition, trading performance and/or prospects.

Our programs are difficult to value given they are in the development stage.

Investments in early-stage companies, particularly privately held entities, are inherently difficult to value since sales, cash flow and tangible asset values are very limited, which makes the valuation highly dependent on expectations of future development, and any future significant revenues, if they arise, would only arise in the medium to longer terms and are uncertain. Equally, investments in companies that are in the development stage are also difficult to value since sales, cash flow and tangible assets are limited, and valuations are still dependent on expectations of future development. For example, we utilize the equity method to account for certain of our atai Non-Controlled Entities, and we evaluate each of these investments at the end of each reporting period. We present income/losses from equity investments and any impairment related to equity method investments as losses from investments in equity method investees on our consolidated statement of operations, and these evaluations could result in a material impact on our financial statements and results of operations. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. There can be no guarantee that our valuations of our programs will be considered to be correct in light of the early stage of development for many of these entities and their future performance. As a result, we may not realize the full value of our ownership in such subsidiaries which could adversely affect our business and results of operations.

Our product candidates represent novel and innovative potential therapeutic areas, and negative perception of any product candidate that we develop could adversely affect our ability to conduct our business, obtain regulatory approvals or identify alternate regulatory pathways to market for such product candidate.

Our product candidates are considered relatively new and novel breakthrough therapies, including substances that might be controversial, overlooked or underused. Our success will depend upon physicians who specialize in the treatment of mental health disorders, including depression, substance use disorder, anxiety disorder and other neurological indications targeted by our product candidates, prescribing potential treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. Our product candidates may not be successful in gaining physician acceptance, and this would adversely impact our ability to commercialize our product candidates, even if approved. Access will also depend on consumer acceptance and adoption of products that are commercialized.

The active ingredients used in some of our product candidates have been associated with risks that may lead to our product candidates not being approved, and even if approved, may lead to insufficient physician or consumer acceptance given the severity of the risks. For example, DemeRx is developing ibogaine as DMX-1002 for the potential treatment of opioid use disorder. There have been fatalities associated with the use of ibogaine including in third-party clinical trials potentially due in part to the inappropriate management of cardiovascular risk, inadequate cardiac monitoring and drug product of unknown purity and concentration. The considerations involved in the administration of ibogaine are complex and depend on the medical profile of individual patients, and we may not be successful in demonstrating an acceptable approach to manage the severity of the risks. In addition, Kures is developing KUR-101, a derivative of mitragynine, for the treatment of substance use disorder. Although mitragynine, the primary alkaloid in kratom and the one thought to drive its effects, is believed to have a lower risk of both inducing respiratory depression and abuse than typical opioids, both phenomena have been associated with kratom use in scientific literature.

In addition, responses by the United States, state or foreign governments to negative public perception or ethical concerns may result in new legislation or regulations that could limit our ability to develop or commercialize any product candidates, obtain or maintain regulatory approval, identify alternate regulatory pathways to market or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Due to the international scope of our operations, our assets and cash flows are and will continue to be influenced by movements in exchange rates of several currencies, particularly the U.S. dollar and the euro. Our reporting currency and our functional currency is primarily the U.S. dollar, but many of our operating expenses are paid in euro. We also regularly acquire services, consumables and materials in euro, and potential future revenue may be derived from Europe. As a result, our business and the price of our common shares may be affected by fluctuations in foreign exchange rates between the U.S. dollar and the euro, which may also have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

Risks Related to the Clinical Development, Regulatory Review and Approval of our Product Candidates

Our product candidates are in preclinical or clinical development, which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. To date, we have focused substantially all of our efforts and financial resources on identifying, acquiring, and developing product candidates, including conducting lead optimization, nonclinical studies, preclinical studies and clinical trials and providing general and administrative support for these operations. We cannot be certain that any clinical trials will be conducted or progress as planned or completed on schedule, if at all. Our inability to successfully complete preclinical and clinical development could result in additional costs to us and negatively impact our ability to generate revenue. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize product candidates. We currently have no products approved for sale and have not generated any revenue, and we may never be able to develop or successfully commercialize any of our product candidates.

All of our product candidates require additional development, management of preclinical, clinical and manufacturing activities and regulatory approval. In addition, we will need to obtain adequate manufacturing supply, build a commercial organization, commence marketing efforts and obtain reimbursement before they generate any significant revenue from commercial product sales, if ever. In addition, while our new program selection criteria include prior evidence in humans and we believe the product candidates we have selected have the potential for a favorable safety profile based on third party trials and studies, many of our product candidates are in early-stage research phases of development, and the risk of failure for these programs is high. In addition, some of the product candidates we are developing are derivatives of compounds that have undergone clinical trials that failed to meet their primary endpoints. For example, we are developing RL-007 for the treatment of cognitive impairment associated with schizophrenia, or CIAS, but the same compound was tested in a Phase 2 trial as an analgesic to treat pain associated with diabetic polyneuropathy, and no efficacy was demonstrated. We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue operations, which may result in dissolution, out-licensing the technology or pursuing an alternative strategy.

Clinical and preclinical development is uncertain. Our clinical and preclinical programs may experience delays, or our preclinical programs may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

Some of our product candidates are in the preclinical stage, and their risk of failure is high. Before we can commence clinical trials for a product candidate, it must complete extensive preclinical testing and studies that support the planned INDs in the United States or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept the proposed clinical programs or if the outcome of preclinical studies will ultimately support the further development of the programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA, the EMA or other regulatory authorities allowing clinical trials to begin.

In addition, clinical trial design for some of our product candidates can be complex given their characteristics. For example, Perception Neuroscience Holdings, Inc., or Perception Holdings, is developing PCN-101 (R-ketamine) for psychiatric indications including TRD. We will need to design our clinical trial to demonstrate efficacy across a range of doses to ensure that we can attain optimal potential efficacy. Our trial design may not demonstrate efficacy as we expect, and this may adversely impact our ability to successfully develop this product candidate.

We also cannot be certain that any of our product candidates will be successful in clinical trials or receive the necessary regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue operations.

Clinical trials of our product candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate, any of which can affect our ability to fund our operations and would have a material adverse impact on our platform or our business.

Clinical testing is expensive, time consuming and subject to uncertainty. We cannot guarantee that any of our planned clinical trials will be conducted as planned or completed on schedule, if at all. Moreover, even if these trials are initiated or conducted on a timely basis, issues may arise that could result in the suspension or termination of such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•

delays in confirming target engagement, patient selection or other relevant biomarkers (with respect to certain of our clinical trials) to be utilized in preclinical and clinical product candidate development;

•	delays in reaching a consensus with regulatory agencies as to the design or implementation of our clinical studies;

•

delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in identifying, recruiting and training suitable clinical investigators;

•	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

•

imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND or amendment, clinical trial application, or CTA, or amendment, investigational device exemption, or IDE, or supplement, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; or a negative finding from an inspection of our clinical trial operations or study sites;

•

developments in trials for other product candidates with the same targets or related modalities as our product candidates conducted by competitors that raise regulatory or safety concerns about risk to patients of the treatment, or if the FDA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

•	difficulties in securing access to materials for the comparator arm of certain of our clinical trials;

•

delays in identifying, recruiting and enrolling suitable patients to participate in clinical trials, and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;

•	difficulties in finding a sufficient number of trial sites, or trial sites deviating from trial protocol or dropping out of a trial;

•	difficulty collaborating with patient groups and investigators;

•	failure by CROs, other third parties, or us to adhere to clinical trial requirements;

•

failure to perform in accordance with the FDA’s or any other regulatory authority’s current good clinical practices requirements, or GCPs, or regulatory guidelines in other countries, including deficiencies in the manufacturing process, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical studies or clinical trials;

•	occurrence of adverse events, or AEs, undesirable side effects or other unexpected characteristics associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	the cost of clinical trials of any product candidates that we may identify and pursue being greater than we anticipate;

•

clinical trials of any product candidates that we may identify and pursue producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;

•	transfer of manufacturing processes to larger-scale facilities operated by a CMO and delays or failures by our CMOs or us to make any necessary changes to such manufacturing process; and

•

delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of product candidates that we may identify for use in clinical trials or the inability to do any of the foregoing.

Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to, or we may elect to, conduct additional preclinical studies or clinical trials to bridge data obtained from the modified product candidates to data obtained from preclinical and clinical research conducted using earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize product candidates and may harm our business and results of operations.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board, or DSMB, or by the FDA, the EMA or other comparable foreign regulatory authorities, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Delays in the initiation, conduct or completion of any clinical trial of our product candidates will increase our costs, slow down the product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. In the event we identify any additional product candidates to pursue, we cannot be sure that submission of an IDE, IND, CTA or equivalent application, as applicable, will result in the FDA, the EMA or comparable foreign regulatory authority allowing clinical trials to begin in a timely manner, if at all. Any of these events could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our current product candidates and future therapeutic candidates may be subject to controlled substance laws and regulations in the territories where the product will be marketed, such as the United States and Europe, and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post approval, and our financial condition.

Some of our product candidates are regulated by the U.S. Drug Enforcement Administration, or DEA, as “Controlled Substances” or scheduled substances, under the Comprehensive Drug Abuse Prevention and Control

Act of 1970, also known as the Controlled Substances Act, or the CSA. The DEA regulates compounds as Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, have no currently “accepted medical use” in the United States, lack accepted safety for use under medical supervision and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. In addition, dispensing of Schedule II drugs is further restricted. Commercial marketing in the United States will also require scheduling-related legislative or administrative action.

Scheduling determinations by the DEA are dependent on FDA approval of a substance or a specific formulation of a substance. This scheduling determination will be dependent on FDA approval and the FDA’s recommendation as to the appropriate schedule. During the review process, and prior to approval, the FDA may determine that it requires additional data, either from non-clinical or clinical studies, including with respect to whether, or to what extent, the substance has abuse potential. This may introduce a delay into the approval and any potential rescheduling process. That delay would be dependent on the quantity of additional data required by the FDA. This scheduling determination will require the DEA to conduct notice and comment rule making, including issuing an interim final rule. Such action will be subject to public comment and requests for hearing, which could affect the scheduling of these substances. There can be no assurance that the DEA will make a favorable scheduling decision. Even assuming categorization as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V), at the federal level, such substances would also require scheduling determinations under state laws and regulations.

If approved by the FDA, and if any of our product candidates is listed by the DEA as a Schedule II, III, IV or V controlled substance, their manufacture, importation, exportation, domestic distribution, storage, sale and legitimate use will continue to be subject to a significant degree of regulation by the DEA. In addition, the scheduling process may take significantly longer than the 90-day deadline set forth in the CSA, thereby delaying the launch of our product candidates in the United States. Furthermore, the FDA, DEA or any foreign regulatory authority could require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of our product candidates and any future therapeutic candidates containing controlled substances. In addition, therapeutic candidates containing controlled substances are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures, including:

•

DEA registration and inspection of facilities. Facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. All these facilities must renew their registrations annually, except dispensing facilities, which must renew every three years. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Obtaining and maintaining the necessary registrations may result in delay of the importation, manufacturing or distribution of our product candidates. Furthermore, failure to maintain compliance with the CSA, particularly non-compliance resulting in loss or diversion, can result in regulatory action that could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

•

State-controlled substances laws. Individual U.S. states have also established controlled substance laws and regulations. Though state-controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule our product candidates. While some states automatically schedule a drug based on federal action, other states schedule drugs through rule making or a legislative action. State scheduling may delay commercial sale of any product for which we obtain federal regulatory approval, and adverse scheduling could have a material adverse effect on the commercial attractiveness of such product. We or our collaborators must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.

•

Clinical trials. Our research sites must submit a research protocol to the DEA and obtain and maintain a DEA researcher registration that will allow those sites to handle and dispense our product candidates and to obtain the product from our importer. If the DEA delays or denies the grant of a researcher registration to one or more research sites, the clinical trial could be significantly delayed, and we could lose clinical trial sites. The importer for the clinical trials must also obtain a Schedule I importer registration and an import permit for each import.

•

Importation. If our product candidates are approved and classified as a Schedule II, III or IV substance, an importer can import them for commercial purposes if it obtains an importer registration and files an application for an import permit for each import. The DEA provides annual assessments/estimates to the International Narcotics Control Board, which guides the DEA in the amounts of controlled substances that the DEA authorizes to be imported. The failure to identify an importer or obtain the necessary import authority, including specific quantities, could affect the availability of our product candidates and have a material adverse effect on our business, results of operations and financial condition. In addition, an application for a Schedule II importer registration must be published in the Federal Register, and there is a waiting period for third-party comments to be submitted. It is always possible that adverse comments may delay the grant of an importer registration. If our product candidates are approved and classified as a Schedule II controlled substance, federal law may prohibit the import of the substance for commercial purposes. If our product candidates are listed as a Schedule II substance, we will not be allowed to import the drug for commercial purposes unless the DEA determines that domestic supplies are inadequate or there is inadequate domestic competition among domestic manufacturers for the substance as defined by the DEA. Moreover, Schedule I controlled substances have never been registered with the DEA for importation for commercial purposes, only for scientific and research needs. Therefore, if neither our product candidates nor our drug substances could be imported, the product candidates would have to be wholly manufactured in the United States, and we would need to secure a manufacturer that would be required to obtain and maintain a separate DEA registration for that activity.

•

Manufacture in the United States. If, because of a Schedule II classification or voluntarily, we were to conduct manufacturing or repackaging/relabeling in the United States, our contract manufacturers would be subject to the DEA’s annual manufacturing and procurement quota requirements. The annual quota allocated to us or our contract manufacturers for the active ingredient in our product candidates may not be sufficient to complete clinical trials or meet commercial demand. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers’, procurement and/or production quota for controlled substances could delay or stop our clinical trials or product launches, which could have a material adverse effect on our business, financial position and results of operations.

•

Distribution in the United States. If our product candidates are scheduled as Schedule II, III or IV, we would also need to identify wholesale distributors with the appropriate DEA registrations and authority to distribute our product candidates and any future therapeutic candidates. These distributors would need to obtain Schedule II, III or IV distribution registrations. This limitation in the ability to distribute our product candidates more broadly may limit commercial uptake and could negatively impact our prospects. The failure to obtain, or delay in obtaining, or the loss of any of those registrations could result in increased costs to us. If our product candidates are a Schedule II drug, participants in our supply chain may have to maintain enhanced security with alarms and monitoring systems and they may be required to adhere to recordkeeping and inventory requirements. This may discourage some pharmacies from carrying the product. In addition, our product candidates will likely be determined to have a high potential for abuse and therefore required to be administered at our trial sites, which could limit commercial update. Furthermore, state and federal enforcement actions, regulatory requirements and legislation intended to reduce prescription drug abuse, such as the requirement that physicians consult a state prescription drug monitoring program, may make physicians less willing to prescribe, and pharmacies to dispense, Schedule II products.

Our product candidates contain controlled substances, the use of which may generate public controversy. Adverse publicity or public perception regarding our current or future product candidates may negatively influence the success of these therapies.

Our therapies containing controlled substances may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for our current product candidates and any future therapeutic candidates we may develop. Opponents of these therapies may seek restrictions on marketing and withdrawal of any regulatory approvals. In addition, these opponents may seek to generate negative publicity in an effort to persuade the medical community to reject these therapies. Adverse publicity from misuse may adversely affect the commercial success or market penetration achievable by our product candidates. Anti-psychedelic protests have historically occurred and may occur in the future and generate media coverage. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of, our product candidates or any future therapeutic candidates.

If our product candidates or any future therapeutic candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of the safety and quality of our therapies. We may face limited adoption if third-party therapy sites, therapists or patients are unwilling to try such a novel treatment given that some of our therapies are from substances that might be controversial, overlooked or underused. There has been a history of negative media coverage regarding psychedelic substances, including compounds in many of our product candidates, which may affect the public’s perception of our therapies. In addition, compounds in most of our product candidates may elicit intense psychological experiences, and this could deter patients from choosing this course of treatment. Our business could be adversely affected if we were subject to negative publicity or if any of our therapies or any similar therapies distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perception, any adverse publicity associated with illness or other adverse effects resulting from patients’ use or misuse of our therapies or any similar therapies distributed by other companies could have a material adverse impact on our business, prospects, financial condition and results of operations.

Future adverse events in research into depression and other mental health disorders, such as substance use disorder and anxiety, on which we focus our research efforts, or the pharmaceutical industry more generally, could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our therapies. Any increased scrutiny could delay or increase the costs of obtaining regulatory approval for our product candidates or any future therapeutic candidates.

Our clinical trials may fail to demonstrate substantial evidence of the safety and effectiveness of product candidates that we may identify and pursue for their intended uses, which would prevent, delay or limit the scope of regulatory approval and potential commercialization.

Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that the applicable product candidate is both safe and effective for use in each target indication. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical development process. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval.

We cannot be certain that our clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations. In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA, the EMA or comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. Even if regulatory approval is secured for a product candidate, the terms of such approval may limit the scope and use of the specific product candidate, which may also limit its commercial potential.

Additionally, we may utilize an “open-label” trial design for some of our future clinical trials. An open-label trial is one where both the patient and investigator know whether the patient is receiving the test article or either an existing approved drug or placebo. Open-label trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label studies are aware that they are receiving treatment. Open-label trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Patients selected for early clinical studies often include the most severe sufferers, and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The opportunity for bias in clinical trials as a result of open-label design may not be adequately handled and may cause any of our trials that utilize such design to fail or to be considered inadequate and additional trials may be necessary to support future marketing applications. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the trials are not satisfactory to the FDA, the EMA or comparable foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for a product candidate, the terms of such approval may limit the scope and use of the specific product candidate, which may also limit its commercial potential.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time consuming and uncertain and may prevent us from obtaining approvals for the potential commercialization of our product candidates.

Any product we may develop and the activities associated with their development and potential commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA, the EMA and other comparable foreign regulatory authorities. Failure to obtain marketing authorization for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction.

We expect to rely on assistance from third-party CROs or regulatory consultants to assist us in filing and supporting the applications necessary to gain marketing authorizations. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety, purity, efficacy and potency. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use, if approved.

The process of obtaining marketing authorizations, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved.

Changes in marketing authorization policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval, or if we fail to obtain approval of any product candidates we may develop, the commercial prospects for those product candidates may be harmed, and our ability to generate revenues will be materially impaired.

The results of early-stage clinical trials and preclinical studies may not be predictive of future results. Initial data in clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any early-stage clinical trials we commence may not be predictive of the results of the later-stage clinical trials. The results of preclinical studies and clinical trials in one set of patients or disorder indications, or from preclinical studies or clinical trials that we did not lead, may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business and operating results. Even if early-stage clinical trials are successful, we may need to conduct additional clinical trials of our product candidates in additional patient populations or under different treatment conditions before we are able to seek approvals from the FDA, the EMA or other comparable foreign regulatory authorities to market and sell these product candidates. Failure to obtain marketing authorization for our product candidates could substantially harm our business, prospects, financial condition and results of operations.

Research and development of drugs targeting the CNS is particularly difficult, which makes it difficult to predict and understand why the drug has a positive effect on some patients but not others.

Discovery and development of new drug candidates designed to target CNS disorders are particularly difficult and time-consuming, evidenced by the higher failure rate for new drugs for CNS disorders compared with most other areas of drug discovery. For example, in 2019, both Rapastinel and SAGE-217, two new drug candidates designed to target major depressive disorder, or MDD, failed to meet their primary endpoints in Phase 3 clinical trials. The New Drug Application, or NDA, for ALKS 5461, another new drug candidate under development for MDD, was not approved by the FDA in 2019 because the FDA reportedly required additional clinical data to provide substantial evidence of effectiveness beyond the Phase 3 clinical trials that had already been conducted. Any such setbacks in our clinical development could have a material adverse effect on our business and operating results. In addition, our later-stage clinical trials may present challenges related to conducting adequate and well-controlled clinical trials, particularly as it regards managing placebo effects.

If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Identifying and qualifying trial participants to participate in clinical studies is critical to our success. The timing of our clinical studies depends, among other things, on the speed at which we can recruit trial participants to participate in testing our product candidates and our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. Delays in enrollment and withdrawals from the trial may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates. If trial participants are unwilling to participate in our studies because of negative publicity from adverse events in our trials or other trials of similar products, or those related to specific therapeutic area, or for other reasons, including competitive clinical studies for similar patient populations, the timeline for recruiting trial participants, conducting studies, and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product candidate development, delays in testing the effectiveness of these product candidates, or termination of the clinical studies altogether.

We may not be able to identify, recruit and enroll a sufficient number of trial participants, or those with required or desired characteristics to achieve diversity in a study, to complete our clinical studies in a timely manner. Patient and subject enrollment is affected by factors including:

•	the size and nature of a patient population;

•

the patient eligibility criteria defined in the applicable clinical trial protocols, which may limit the patient populations eligible for clinical trials to a greater extent than competing clinical trials for the same indication;

•	the size of the study population required for analysis of the trial’s primary endpoints;

•	the severity of the disorder under investigation;

•	the proximity of patients to a trial site;

•	the inclusion and exclusion criteria for the trial in question;

•	the design of the trial protocol;

•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

•

the approval or concurrent enrollment of clinical trials involving competing product candidates currently under development or competing clinical trials for similar therapies or targeting patient populations meeting our patient eligibility criteria;

•	the availability and efficacy of approved medications or therapies for the disorder or condition under investigation;

•	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies and product candidates;

•	the ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will not complete such trials, for any reason.

Additionally, our or our collaborators’ ability to successfully initiate, enroll and conduct a clinical trial outside the United States is subject to numerous additional risks, including:

•	difficulty in establishing or managing relationships with CROs and physicians;

•	differing standards for the conduct of clinical trials;

•	differing standards of care for patients with a particular disorder;

•	an inability to locate qualified local consultants, physicians and partners; and

•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatments.

Further, successful and timely enrollment in clinical trials may be adversely affected by global health factors, including, among other things, pandemics such as COVID-19, such as:

•

the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	the limitation of available participants for our trials and a decrease in enrollment of our trials;

•	the inability of patients, therapists or physicians to come to hospitals and universities to participate in our trials, leading to delays and increased costs;

•	limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring and patient preparation and integration sessions;

•	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product and comparator drugs used in our trials; and

•	employee furlough days that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with the virus or could continue to spread to additional countries, each of which may further adversely impact our clinical trials. The global outbreak of COVID-19 continues to evolve, and the conduct of our trials may continue to be adversely affected.

If we have difficulty enrolling sufficient numbers of patients to conduct clinical trials as planned, we may need to delay or terminate clinical trials, either of which would have an adverse effect on our business.

Use of our product candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit their commercial potential, if approved, or result in other significant negative consequences that could severely harm our business, prospects, financial condition and results of operations.

As is the case with pharmaceuticals generally, it is likely that there may be unexpected or undesirable side effects, AEs and other risks associated with the use of our product candidates. For instance, there have been fatalities associated with the use of ibogaine including in third-party clinical trials, potentially due in part to the inappropriate management of cardiovascular risk, inadequate cardiac monitoring and drug product of unknown purity and concentration. In addition, although mitragynine, the primary alkaloid in kratom and the one thought to drive its effects, is believed to have a lower risk of both inducing respiratory depression and abuse than typical opioids, both phenomena have been associated with kratom use in scientific literature. Results of clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by these product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or other comparable foreign regulatory authorities. The side effects related to the product candidate could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition, results of operations and prospects significantly.

Moreover, if our product candidates are associated with undesirable side effects in preclinical studies or clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate if approved. We may also be required to modify or terminate our study plans based on findings in our preclinical studies or clinical trials. Many product candidates that initially show promise in early-stage testing may later be found to cause side effects that prevent further development. As we work to advance existing product candidates and to identify new product candidates, we cannot be certain that later testing or trials of product candidates that initially showed promise in early testing will not be found to cause similar or different unacceptable side effects that prevent their further development.

It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, or as the use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other AEs that were not observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, may be reported by subjects. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition, results of operations and prospects significantly.

Additionally, adverse developments in clinical trials of pharmaceutical, biopharmaceutical or biotechnology products conducted by others may cause the FDA or other regulatory oversight bodies to suspend or terminate our clinical trials or to change the requirements for approval of any of our product candidates.

In addition to side effects caused by the product candidate, the administration process or related procedures also can cause adverse side effects. If any such AEs occur, our clinical trials could be suspended or terminated. If we are unable to demonstrate that any AEs were caused by the administration process or related procedures, the FDA, the European Commission, the EMA, or other regulatory authorities could order us to cease further development of, or deny approval of, a product candidate for any or all targeted indications. Even if we can demonstrate that all future serious adverse events, or SAEs, are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition, results of operations and prospects significantly.

Additionally, if any of our product candidates receives marketing authorization, the FDA could impose contraindications or a boxed warning in the labeling of the product. For any of our drug product candidates receiving marketing authorization, the FDA could require us to adopt a risk evaluation and mitigation strategy, or REMS, and could apply elements to assure safe use to ensure that the benefits of the product outweigh its risks, which may include, among other things, a Medication Guide outlining the risks of the product for distribution to patients and a communication plan to health care practitioners. Furthermore, if we or others later identify undesirable side effects caused by our product candidates if approved, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend or withdraw approvals of such product candidate, or seek an injunction against its manufacture or distribution;

•

regulatory authorities may require additional warnings on the label, including “boxed” warnings, or issue safety alerts, Deal Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	we may be required by the FDA to implement a REMS;

•	we may be required to change the way a product candidate is administered or conduct additional clinical trials;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these occurrences could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and may harm our business, financial condition, results of operations and prospects significantly.

Even if any of our current or future product candidate receives regulatory approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

We have never commercialized a product, and even if any of our current or future product candidate is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Physicians may be reluctant to take their patients off their current medications and switch their treatment regimen. Further, patients often acclimate to the treatment regime that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch due to lack of coverage and adequate reimbursement. In addition, even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, safety or efficacy concerns in the medical community may hinder market acceptance.

Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources, including management time and financial resources, and may not be successful. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of the product as demonstrated in pivotal clinical trials;

•	the potential and perceived advantages of the product compared to competitive and alternative therapies;

•	the prevalence and severity of any side effects;

•	whether the product is designated under physician treatment guidelines as a first-, second- or third-line therapy;

•	our ability, or the ability of any future collaborators, to offer the product for sale at competitive prices;

•

the product’s convenience and ease of dosing and administration compared to alternative treatments, including the need to have products administered in clinical settings, rather than the home, for patients who are prescribed the products;

•	the willingness of the target patient population to try, and of physicians to prescribe, the product;

•	limitations or warnings, including distribution or use restrictions contained in the product’s approved labeling;

•	the strength of sales, marketing and distribution support;

•	restrictions on how the product is distributed;

•	the timing of market introduction of competitive products;

•	publicity concerning these products or competing products and treatments;

•	changes in the standard of care for the targeted indications for the product; and

•	availability and adequacy of coverage and reimbursement from government payors, managed care plans and other third-party payors.

Sales of medical products also depend on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost effective. In addition, the inclusion or exclusion of products from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. We cannot predict whether physicians, physicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that any of our products is safe, therapeutically effective and cost effective as compared with competing treatments. If any product candidates we develop do not achieve an adequate level of acceptance, they may not generate significant product revenue, and we may not become profitable.

For any of our current or future product candidates that obtains regulatory approval, any failure to achieve market acceptance or commercial success would adversely affect our business prospects. In addition, for any approved product, any negative perception of such product once commercialized, or of a similar product developed by a competitor, may adversely affect our reputation in the marketplace or among industry participants and our business prospects.

We currently, and may in the future continue to, conduct clinical trials for product candidates outside the United States, and the FDA, the EMA and comparable foreign regulatory authorities may not accept data from such trials.

We currently, and may in the future continue to, conduct one or more clinical trials outside the United States, including in Europe. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA, the EMA or any comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) if necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. There can be no assurance that the FDA, the EMA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, the EMA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time consuming and delay aspects of our business plan, and which may result in product candidates that we may develop not receiving approval or clearance for commercialization in the applicable jurisdiction.

In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. The conduct of clinical trials outside the United States could have a significant impact on us. Risks inherent in conducting international clinical trials include:

•	foreign regulatory requirements that could burden or limit our ability to conduct our clinical trials;

•	administrative burdens of conducting clinical trials under multiple foreign regulatory schema;

•	foreign exchange fluctuations;

•	manufacturing, customs, shipment and storage requirements;

•	cultural differences in medical practice and clinical research; and

•	diminished protection of intellectual property in some countries.

If we are unable to obtain regulatory approval in one or more jurisdictions for any product candidates that we may identify and develop, our business will be substantially harmed.

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Approval by the FDA, the EMA and comparable foreign regulatory authorities is lengthy and unpredictable, and depends upon numerous factors, including substantial discretion of the regulatory authorities. Approval policies, regulations, or the type and amount of preclinical or clinical data necessary to gain approval may change during the course of a product candidate’s development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. We have not obtained regulatory approval for any of our product candidates, and it is possible that our current product candidates and any other product candidates that we may seek to develop in the future will not ever obtain regulatory approval. We cannot be certain that any of our product candidates will receive regulatory approval or be successfully commercialized, even if they receive regulatory approval.

Obtaining marketing approval is an extensive, lengthy, expensive and inherently uncertain process, and regulatory authorities may delay, limit or deny approval of our product candidates for many reasons, including but not limited to:

•

the inability to demonstrate to the satisfaction of the FDA, the EMA or comparable foreign regulatory authorities that the applicable product candidate is safe and effective as a treatment for our targeted indications or otherwise meets the applicable regulatory standards for approval;

•	the FDA, the EMA or comparable foreign regulatory authorities may disagree with the design, endpoints or implementation of our clinical trials;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety or efficacy in the full population for which we seek approval;

•	the FDA, the EMA or comparable foreign regulatory authorities may require additional preclinical studies or clinical trials beyond those that we currently anticipate;

•	the FDA, the EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of product candidates that we may identify and pursue may not be sufficient to support the submission of an NDA or other submission for regulatory approval in the United States or elsewhere;

•	we may be unable to demonstrate to the FDA, the EMA or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•

the FDA, the EMA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, the EMA or comparable foreign regulatory authorities may change in a manner that renders the clinical trial design or data insufficient for approval.

The lengthy approval process, as well as the unpredictability of the results of clinical trials and evolving regulatory requirements, may result in our failure to obtain regulatory approval to market product candidates that we may pursue in the United States or elsewhere, which would significantly harm our business, prospects, financial condition and results of operations.

Furthermore, approval by the FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and effectiveness. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional or different administrative review periods from those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Seeking foreign regulatory approval could result in difficulties and costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. The foreign regulatory approval process involves all of the risks associated with FDA approval. We do not have any product candidates approved for sale in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available or as additional analyses are conducted, and as the data are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, “top-line,” or preliminary data from our clinical studies. Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or “top-line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Material adverse changes between preliminary, “top-line,” or interim data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general, and regulatory agencies may request further data from us. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we determine not to disclose may ultimately be deemed significant by you or others with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the top-line data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize any future product candidate, our business, prospects, financial condition and results of operations may be harmed.

We currently rely on qualified therapists working at third-party clinical trial sites to administer certain of our product candidates in our clinical trials, and we expect this to continue upon approval, if any, of our current or future product candidates. If third-party sites fail to recruit and retain a sufficient number of therapists or effectively manage their therapists, our business, financial condition and results of operations would be materially harmed.

We currently administer certain of our product candidates in our clinical trials through qualified third-party therapists working at third-party clinical trial sites. However, there are currently not enough trained therapists to carry out our therapies at a commercial scale, and our efforts to facilitate training and certification programs for therapists may be unsuccessful.

While we currently provide training to the therapists and expect to continue providing trainings in the future (either directly or indirectly through third-party providers), we do not currently employ the therapists who deliver our therapies to patients and do not intend to do so in the future. Such therapists are typically employed by the third-party therapy sites. If any of our current or any future product candidates are approved for commercialization, third-party therapy sites may demand substantial financial resources from us to recruit and retain a team of qualified therapists to administer our current or future product candidates. If the third-party therapy sites fail to recruit, train and retain sufficient number of therapists, our ability to offer and administer our therapies will be greatly harmed, which may in turn reduce the market acceptance rate of our therapies. If this occurs, our commercialization prospects would be negatively affected and our business, financial condition and results of operations would be harmed.

Although we currently provide training and expect to continue providing training to the therapists (directly or through third-party providers), we generally rely on qualified and certified third-party therapy sites to manage the therapists and monitor the administration of our therapies and ensure that the administration process of our therapies comply with our established protocols. However, if not properly managed and supervised, there is a risk that therapists may deviate from our training protocols, fail to follow the guidelines we have established, or abuse patients during therapeutic administration sessions. The therapists might also administer unauthorized therapies to patients using illegal drug compounds in “underground” clinics. Such illegal activities would put the patients at risk and subject us to potential liabilities, litigation, regulatory proceedings and reputational harm. If this were to occur, we may face serious setbacks for our commercialization process and our financial condition and results of operations would be materially harmed.

Certain of the product candidates we are developing are complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs or otherwise harm our business.

The manufacturing processes our CMOs use to produce our product candidates are complex, and materials are challenging to source. Several factors could cause production interruptions, including inability to develop efficient manufacturing processes, equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers, including acquisition of the supplier by a third party or declaration of bankruptcy.

Our CMOs must employ multiple steps to control the manufacturing process to assure that the process is reproducible and the product candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory to conduct clinical trials or supply commercial markets. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet the FDA, the EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

In addition, the FDA, the EMA and other foreign regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or other foreign regulatory authorities may require that we do not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

We or our CMOs also may encounter problems hiring and retaining the experienced scientific, quality assurance, quality-control and manufacturing personnel needed to operate our manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements.

Any problems in our or our CMOs’ manufacturing process or facilities could result in delays in planned clinical trials and increased costs, and could make us a less attractive collaborator for potential partners, including larger biotechnology companies and academic research institutions, which could limit access to additional attractive development programs. Problems in our or our CMOs’ manufacturing process could restrict our or their ability to meet potential future market demand for products.

The complexity of a combination product that includes a drug or biologic and a medical device, including a digital therapeutic, presents additional, unique development and regulatory challenges, which may adversely impact our development plans and our ability to obtain regulatory approval of our product candidates.

We may decide to pursue marketing authorization of a combination product comprised of therapeutic candidates and medical device. A combination product includes, amongst other possibilities, a combination of a drug and device intended to be used together, according to their proposed labeling where both are required to achieve the intended use, indication or effect.

Developing and obtaining regulatory approval for combination products pose unique challenges because they involve components that are regulated under different types of regulatory requirements and by different FDA centers. As a result, such products raise regulatory, policy and review management challenges. For example, because divisions from both FDA’s Center for Drug Evaluation and Research and FDA’s Center for Devices and Radiological Health must review submissions concerning product candidates that are combination products comprised of drug and devices, the regulatory review and approval process for these products may be lengthened. In addition, differences in regulatory pathways for each component of a combination product can impact the regulatory processes for all aspects of product development and management, including clinical investigation, marketing applications, manufacturing and quality control, adverse event reporting, promotion and advertising, user fees and post-approval modifications. Similarly, the device components of our product candidates will require any necessary approvals or other marketing authorizations in other jurisdictions, which may prove challenging to obtain.

We may not elect or be able to take advantage of any expedited development or regulatory review and approval processes available to drug product candidates granted breakthrough therapy or fast track designation by the FDA.

We intend to evaluate and continue ongoing discussions with the FDA on regulatory strategies that could enable us to take advantage of expedited development pathways for certain of our product candidates in the future, although we cannot be certain that our product candidates will qualify for any expedited development pathways or that regulatory authorities will grant, or allow us to maintain, the relevant qualifying designations. Potential expedited development pathways that we could pursue include breakthrough therapy and fast track designation.

Breakthrough therapy designation is intended to expedite the development and review of drug product candidates that are designed to treat serious or life-threatening diseases when preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation of a product candidate as a breakthrough therapy provides potential benefits that include more frequent meetings with the FDA to discuss the development plan for the product candidate and ensure collection of appropriate data needed to support approval; more frequent written correspondence from the FDA about such things as the design of the proposed clinical trials and use of biomarkers; intensive guidance on an efficient drug development program, beginning as early as Phase 1; organizational commitment involving senior managers; and eligibility for rolling review and priority review.

Fast track designation is designed for drug product candidates intended for the treatment of a serious or life-threatening disease or disorder, where preclinical or clinical data demonstrate the potential to address an unmet medical need for this disease or disorder. Accordingly, even if we believe a particular product candidate is eligible for breakthrough therapy or fast track designation, we cannot assure you that the FDA would decide to grant it. Breakthrough therapy designation and fast track designation do not change the standards for product approval, and there is no assurance that such designation or eligibility will result in expedited review or approval or that the approved indication will not be narrower than the indication covered by the breakthrough therapy designation or fast track designation. Thus, even if we receive breakthrough therapy or fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw breakthrough therapy or fast track designation if it believes that the product no longer meets the qualifying criteria. Our business may be harmed if we are unable to avail ourselves of these or any other expedited development and regulatory pathways.

If the FDA does not conclude that certain of our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for such product candidates under Section 505(b)(2) are not as we expect, the approval pathway for those product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

We are developing product candidates for which we may seek FDA approval through the Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act, or the FDCA. Section 505(b)(2) permits the filing of a NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA we submit to FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for these product candidates, and complications and risks associated with these product candidates, would likely substantially increase. We could need to obtain more additional funding, which could result in significant dilution to the ownership interests of our then existing shareholders to the extent we issue equity securities or convertible debt. We cannot assure you that we would be able to obtain such additional financing on terms acceptable to us, if at all. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway would likely result in new competitive products reaching the market more quickly than our product candidates, which would likely materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDAs for up to 30 months or longer, depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the

Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to accelerated product development or earlier approval.

Moreover, even if our product candidates are approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

For any approved product, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive requirements imposed by the FDA, the EMA and other comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to current good manufacturing practices, or cGMP, regulations. As such, we and our CMOs are subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA or marketing authorization application, or MAA, or equivalent application. We and our CMOs are also subject to requirements pertaining to the registration of our and their manufacturing facilities and the listing of our product and product candidates with the FDA; continued complaint, adverse event and malfunction reporting; corrections and removals reporting and labeling and promotional requirements. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. Additionally, under FDA regulations, our product candidates that we expect to be regulated as combination products are subject to cGMP requirements applicable to both drugs and devices, including the Quality System regulations applicable to medical devices. Problems associated with the device component of the combination product candidate may delay or prevent approval. If any changes are made to the device component of a combination product, we will need to perform validation testing and obtain FDA and other regulatory approval prior to using the modified device component. If the FDA or any other regulatory body fails to approve use of those modified devices or take significant enforcement action against the manufacturer, we would not be able to market or may have to suspend marketing our products in certain jurisdictions.

Any regulatory approvals that we may receive for our product candidates may contain requirements for potentially costly post-marketing testing, such as Phase 4 clinical trials and surveillance to monitor the safety and efficacy of a drug product. We are required to report certain adverse reactions and production problems, if any, to the FDA, the EMA and other comparable foreign regulatory authorities. Any new legislation addressing drug or medical safety issues could result in delays in product development or commercialization or increased costs to assure compliance.

The FDA and other agencies, including the U.S. Department of Justice, and for certain products, the Federal Trade Commission, closely regulate and monitor the post-approval marketing, labeling, advertising and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved label. We are, and will be, required to comply with requirements concerning advertising and promotion for our product candidates, if approved. For example, promotional communications with respect to prescription drugs and medical devices are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s label or labeling. Accordingly, we may not promote our products for indications or uses for which they do not have approval.

The holder of an approved NDA, MAA or equivalent marketing authorization must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. Delays in obtaining required approvals would harm our ability to introduce new or enhanced product in a timely manner, which in turn would harm our or our future growth. Failure to submit a new or supplemental application and to obtain approval for certain changes prior to marketing the modified product may require a recall or to stop selling or distributing the marketed product as modified and may lead to significant enforcement actions.

In the European Economic Area, or the EEA, any medical devices will need to comply with the Essential Requirements set forth in Medical Device Regulation. Compliance with these requirements is a prerequisite to be able to affix the CE mark to a product, without which a product cannot be marketed or sold in the EEA. To demonstrate compliance with the Essential Requirements and obtain the right to affix the CE mark, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. The conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a competent authority of an EEA country to conduct conformity assessments. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure and quality management system audit conducted in relation to the medical device and its manufacturer and their conformity with the Essential Requirements. This Certificate entitles the manufacturer to affix the CE mark to its medical products after having prepared and signed a related EC Declaration of Conformity.

We could also be required to conduct post-marketing clinical trials to verify the safety and efficacy of our products in general or in specific patient subsets. If original marketing approval of a drug was obtained via an accelerated approval pathway, we could be required to conduct a successful post-marketing clinical trial to confirm clinical benefit for our products. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as AEs of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	issue warning letters or untitled letters;

•	impose civil or criminal penalties;

•	suspend, withdraw or modify regulatory approvals;

•	suspend or modify any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications submitted by us;

•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners, or require other restrictions on the labeling or marketing of such products;

•	impose restrictions on our operations, including closing our programs’ or our or their CMOs’ facilities;

•	seize or detain products, refuse to permit the import or export of products; or

•	require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our, our ability to commercialize and generate revenue. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees, corporate integrity agreements or imposed permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business, financial condition and results of operations.

Risks Related to Commercialization

If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates we may develop, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have little experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing and commercial support infrastructure to market and sell our product candidates, if and when they are approved. We may also elect to enter into collaborations or strategic partnerships with third parties to engage in commercialization activities with respect to selected product candidates, indications or geographic territories, including territories outside the United States, although there is no guarantee we will be able to enter into these arrangements even if the intent is to do so.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition commercialization personnel.

Factors that may inhibit our efforts to commercialize any approved product on our own include:

•	the inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future approved products;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;

•	the inability to price products at a sufficient price point to ensure an adequate and attractive level of profitability;

•	restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent commercialization organization.

If we enter into arrangements with third parties to perform sales, marketing, commercial support and distribution services, the profitability of product revenue may be lower than if we were to market and sell any products developed by us. In addition, we may not be successful in entering into arrangements with third parties to commercialize our product candidates or may be unable to do so on terms that are favorable to us or them. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively or may expose us to legal and regulatory risk by not adhering to regulatory requirements and restrictions governing the sale and promotion of prescription drug products, including those restricting off-label promotion. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates, if approved.

The third-party payor coverage and reimbursement status of newly approved products is uncertain. Our product candidates may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, any of which could harm our business. Failure to obtain or maintain coverage and adequate reimbursement for new or current products could limit our ability to market those products and decrease our ability to generate revenue.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drugs and other medical products vary widely from country to country. In the United States, healthcare reform legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country but then be subject to price regulations that delay the commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more of our product candidates, even if any of our product candidates obtain marketing approval.

Our ability to successfully commercialize our product candidates also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments. Sales of these or other product candidates that we may identify will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our products or product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products, and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. Commercial payors often rely upon Medicare coverage policy and payment limitations in setting their own policies, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. It is difficult to predict what the Centers for Medicare & Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program, will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products we may develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize product candidates and our overall financial condition.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable reimbursement rates third-party payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Increasingly, third-party payors are requiring that pharmaceutical companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product or product candidate for which we obtain marketing approval. In order to obtain reimbursement, physicians may need to show that patients have superior treatment outcomes with our products compared to standard of care drugs, including lower-priced generic versions of standard of care drugs. We expect to experience pricing pressures in connection with the sale of any of our product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Additionally, we may develop companion diagnostic tests for use with our product candidates. We may be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved. Even if we obtain regulatory approval for such companion diagnostics, there is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons applicable to our product candidates. Medicare reimbursement methodologies, whether under Part A, Part B, or clinical laboratory fee schedule may be amended from time to time, and we cannot predict what effect any change to these methodologies would have on any product candidate or companion diagnostic for which we receive approval.

If we fail to comply with healthcare laws, we could face substantial penalties and our business, financial condition and results of operations could be adversely affected.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with healthcare providers, third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute pharmaceutical products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of ownership, pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal and state healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment of up to ten years, and exclusion from government healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers, on the other;

•

federal civil and criminal false claims laws, including the False Claims Act, or FCA, which impose criminal and civil penalties, including through civil “qui tam” or “whistleblower” actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

•

the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

•

the federal Physician Payments Sunshine Act, created under the Affordable Care Act, or the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the U.S. Department of Health and Human Services, or HHS, under the Open Payments Program, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•

federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products; and

•

analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payer, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could, despite efforts to comply, be subject to challenge under one or more of such laws. Additionally, FDA or foreign regulators may not agree that we have mitigated any risk of bias in our clinical trials due to payments provided to investigators or institutions which could limit a regulator’s acceptance of those clinical trial data in support of a marketing application. Moreover, efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs.

It is possible that governmental and enforcement authorities will conclude that such business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, exclusion from participation in Medicare, Medicaid and other federal healthcare programs, integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our, our operations, any of which could adversely affect our ability to operate our business and our results of operations. Even if we are successful in defending ourselves or asserting our rights, the existence of these actions may adversely affect market prices of our common shares. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

We may become subject to U.S. federal and state forfeiture laws which could negatively impact our business operations.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, seizure of assets, disgorgement of profits, cessation of business activities or divestiture. As an entity that conducts business involving scheduled drugs, we are potentially subject to federal and state forfeiture laws (criminal and civil) that permit the government to seize the proceeds of criminal activity. Civil forfeiture laws could provide an alternative for the federal government or any state (or local police force) that wants to discourage residents from conducting transactions with scheduled drugs but believes criminal liability is too difficult to prove beyond a reasonable doubt. Also, an individual can be required to forfeit property considered to be the proceeds of a crime even if the individual is not convicted of the crime, and the standard of proof in a civil forfeiture matter is lower than the standard in a criminal matter. Depending on the applicable law, whether federal or state, rather than having to establish liability beyond a reasonable doubt, the federal government or the state, as applicable, may be required to prove that the money or property at issue is proceeds of a crime only by either clear and convincing evidence or a mere preponderance of the evidence.

Investors located in jurisdictions where any of our product candidates remain illegal may be at risk of prosecution under conspiracy, aiding and abetting, and money laundering statutes, and be at further risk of losing their investments or proceeds under forfeiture statutes. Many jurisdictions remain fully able to take action to prevent the proceeds of such product candidates from entering their state. Our investors and prospective investors should be aware of these potentially relevant laws in considering whether to invest in us.

The production and sale of our product candidates may be considered illegal or may otherwise be restricted due to the use of controlled substances, which may also have consequences for the legality of investments from foreign jurisdictions

Our product candidates contain controlled substances, including psychedelic substances, which are subject to strict legal requirements in certain jurisdictions where we will produce and sell our products. Certain jurisdictions may not allow the use or production of the substances included in our products, nor provide any possibilities for an exemption or regulatory approval that could allow for the lawful use or production of such substances. In addition, these jurisdictions may prohibit any form of contributing to the production or use of these drugs and may also directly or indirectly prohibit the receipt of any benefits following from the production and sale of these substances. Under circumstances, this may have consequences for the legality of the purchase of our shares or receipt of dividends in or from foreign jurisdictions.

If certain foreign authorities consider it illegal to invest in our company, this will negatively affect the possibility to commercialize and generate revenue in the country of interest. Any investigations of authorities against foreign investors could generate negative publicity. We cannot predict the likelihood of foreign authorities to take such a point of view or take any actions against investors in certain jurisdictions.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We and any potential collaborators may be subject to federal, state, and foreign data protection laws and regulations, policies and contractual obligations that apply to the collection, transmission, storage, processing and use of personal information or personal data, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Complying with such requirements can be difficult, time-consuming, expensive, and could require us to change our business practices and put in place additional compliance mechanisms. Failure to comply with laws, regulations and contractual and other obligations governing personal or other sensitive information could result in enforcement actions against us, including fines, imprisonment of company officials and public censure, processing penalties, claims for damages by affected individuals, damage to our reputation and loss of goodwill. It is possible that new and existing laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful.

In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our programs and their collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH. HIPAA establishes privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

In addition to HIPAA, additional privacy and data security laws and regulations have been enacted in the United States and additional laws and regulations may be enacted in the near future. For example, the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020, requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, provides such individuals with new data privacy rights, including the ability to opt out of certain sales of personal information, imposes new operational requirements for covered businesses, provides a private right of action for data breaches and creates a statutory damages framework. Many other states are considering similar legislation, and a broad range of legislative measures also have been introduced at the federal level. In addition, California voters recently approved a new privacy law, the California Privacy Rights Act, or the CPRA, which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023. Although there are limited exemptions for clinical trial data under the CCPA, the CCPA and other similar laws could impact our business activities depending on how it is interpreted and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal information.

In the event we decide to conduct clinical trials or continue to enroll subjects in our ongoing or future clinical trials in Europe, we may be subject to additional privacy restrictions. The collection, use and transfer of personal health data in the EEA is governed by the provisions of the General Data Protection Regulation 2016/679, or the GDPR. The GDPR went into effect in May 2018 and establishes a strengthened individual data rights regime and imposes several requirements for controllers and processors of personal data relating to the establishment of a legal basis for processing, the consent of the individuals to whom the personal data relates, notification of data processing obligations to the competent national data protection authorities, the implementation of safeguards to protect the security and confidentiality of the personal data that requires the adoption of administrative, physical and technical safeguards, shortened timelines for data breach notifications to appropriate data protection authorities or data subjects, limitations on retention and secondary use of information, as well as increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data and additional obligations when data controllers contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EEA to recipients in countries outside the EEA, such as the United States. The GDPR allows EU and EEA member states to make additional laws and regulations further limiting the processing of genetic, biometric or health data.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU and EEA Member States may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. In addition, the GDPR confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. For example, the GDPR increases our obligations with respect to clinical trials conducted in the EEA by expanding the definition of personal data to include coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators. This may be onerous and adversely affect our business, prospects, financial condition and results of operations. The United Kingdom has transposed the GDPR into domestic law, with its version of the GDPR taking effect in January 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines for certain violations. Other EU countries have also passed or are considering passing similar laws.

Compliance with U.S. and international data protection laws and regulations, including the GDPR, the CCPA and the CPRA could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, change our business practices and put in place additional compliance mechanisms, which may interrupt or delay our development, regulatory and commercialization activities and increase our cost of doing business or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), regulatory investigations, private litigation, significant fine and remediation costs and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we or our programs have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we or they are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business, financial condition and results of operations.

Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our product candidates or any future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be a number of legislative initiatives and judicial challenges to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70 percent (effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Payment methodologies may be subject to changes in healthcare legislation and regulatory challenges. For example, in order for a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. For the 2018 and 2019 fiscal years, CMS altered the reimbursement formula from Average Sale Price, or ASP, plus 6 percent to ASP minus 22.5 percent on specified covered outpatient drugs, or SCODs, but did so without issuing a formal notice of proposed rulemaking. On December 27, 2018, the District Court for the District of Columbia invalidated that formula change, ruling the change was not an “adjustment” that was within the Secretary’s discretion to make but was instead a fundamental change in the reimbursement calculation, and such a dramatic change was beyond the scope of the Secretary’s authority. On July 31, 2020, the U.S. Court of Appeals for the District of Columbia reversed the District Court’s decision. Based on the D.C. Circuit’s decision, CMS proposed for calendar year 2021 and subsequent years to pay for drugs acquired under the 340B program at ASP minus 34.7 percent, plus an add-on, for a net payment rate of ASP minus 28.7, or continue to pay ASP minus 22.5 percent. In December 2020, CMS instead finalized its current policy of paying ASP minus 22.5 percent for 340B-acquired drugs, effective January 1, 2021. It is unclear how future changes to the payment methodology may affect pharmaceutical manufacturers and hospitals who purchase their products now and in the future.

There have been a number of significant changes to the ACA and its implementation. The Tax Cuts and Jobs Act of 2017, or the Tax Act, includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” The U.S. Supreme Court is currently reviewing the constitutionality of the ACA, although it is unclear when a decision will be made or how the Supreme Court will rule. It is also unclear how other efforts to challenge, repeal or replace the ACA will impact the ACA or our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, resulted in aggregate reductions of Medicare payments to providers of 2 percent per fiscal year, which went into effect in 2013, and, due to subsequent legislative amendments, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. The likelihood of implementation of any of these reform initiatives is uncertain, particularly in light of the new Presidential administration. The policies and priorities of an incoming administration are unknown and could materially impact the regulation governing our product candidates, if approved.

In addition, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, but the manufacturer must develop an internal policy and respond to patient requests according to that policy.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if approved;

•	our ability to receive or set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability;

•	the amount of taxes that we are required to pay; and

•	the availability of capital.

We expect that the other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement, and new payment methodologies. This could lower the price that we receive for any approved product. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent us from being able to generate sufficient revenue, attain profitability or commercialize our product candidates, if approved.

Governments outside the United States may impose strict price controls, which may adversely affect our revenues, if any.

In some countries, including Member States of the European Union, the pricing of prescription drugs is subject to governmental control. Additional countries may adopt similar approaches to the pricing of prescription drugs. In such countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after coverage and reimbursement have been obtained. Reference pricing used by various countries and parallel distribution, or arbitrage between low-priced and high-priced countries, can further reduce prices. In some countries, we may be required to conduct a clinical study or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval, which is time-consuming and costly. We cannot be sure that such prices and reimbursement will be acceptable to us. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our strategic partners and the potential profitability of any of our product candidates in those countries would be negatively affected.

We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval before we do or develop therapies that are safer, more advanced or more effective than ours, which may negatively impact our ability to successfully market or commercialize any product candidates we may develop and ultimately harm our financial condition.

The pharmaceutical industry is highly competitive, with new approaches and technologies regularly emerging. We expect to face competition across our current programs and with any future programs we may seek to develop and/or commercialize from major pharmaceutical, biotechnology, specialty pharmaceutical and generic pharmaceutical companies among others. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. In addition, programs that we currently believe to be complementary may eventually become competitors.

If any of our competitors receives FDA approval before we do, our product candidates would not be the first treatment on the market, and our market share may be limited. In addition to competition from other companies targeting our target indications, any products we may develop may also face competition from other types of therapies.

We face competition across our programs in depression, including from Sage Therapeutics and Axsome Therapeutics, CIAS, including Boehringer Ingelheim, Pfizer, Roche, Biogen, Vanda and Cadent (which is being acquired by Novartis), SUD, including from BioXcel, Opiant and Intra-Cellular Therapies, anxiety, including from VistaGen Therapeutics, Bionomics and Arvelle Therapeutics, mTBI, including SanBio, Vasopharm, Levolta Pharmaceuticals, Oxeia, Avanir (now Otsuka) and Athersys, as well as in other therapeutic areas and indications.

Many of our current or potential competitors, either alone or with their strategic partners, may have or develop in the future:

•	greater financial, technical, and human resources than we have at every stage of the discovery, development, manufacture, and commercialization of products;

•	more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing, and selling drug products;

•	products that have been approved or are in late stages of development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products we may develop. Furthermore, currently approved products could be discovered to have application for treatment of our targeted disorder indications or similar indications, which could give such products significant regulatory and market timing advantages over our product candidates. Our competitors may also obtain FDA, EMA or other comparable foreign regulatory approval for their products more rapidly than we may obtain approval for ours or may obtain orphan product exclusivity from the FDA for indications that we are targeting, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, products or technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing any product candidates we may develop against competitors.

In addition, we could face litigation or other proceedings with respect to the scope, ownership, validity and/or enforceability of our programs’ patents relating to our competitors’ products, and our competitors may allege that our products infringe, misappropriate or otherwise violate their intellectual property. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.

If the market opportunities for our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer. Our ability to successfully identify patients and acquire a significant market share will be necessary for us to achieve profitability and growth.

We focus research and product development on treatments for mental health disorders, including depression, substance use disorder, anxiety and other neurological indications. Our projections of both the number of individuals who are affected by our target disorder indications and have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these disorders. The number of patients may turn out to be lower than expected. The effort to identify patients with these mental health disorders we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for our product candidates that we may identify may be limited or may not be amenable to treatment with our product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our product candidates, because the potential target populations are small, we may never achieve profitability.

Risks Related to Reliance on Third Parties

We are currently party to and may seek to enter into additional collaborations, licenses and other similar arrangements and may not be successful in maintaining existing arrangements or entering into new ones, and even if we are, we may not realize the benefits of such relationships.

We are currently party to license and collaboration agreements with a number of universities and pharmaceutical companies, and we expect to enter into additional agreements as part of our business strategy. The success of our current and any future collaboration arrangements may depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include risks that:

•	collaborators may have significant discretion in determining the efforts and resources that they will apply to collaborations;

•

collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to their acquisition of competitive products or their internal development of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•

a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to collaborators that would prevent us from collaborating with others;

•

collaborators may not properly maintain or defend our programs’ intellectual property rights or may use our programs’ intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate such intellectual property or proprietary information or expose us or our programs to potential liability;

•

disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our current or future product candidates or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, which may result in a need for additional capital to pursue further development or commercialization of the applicable current or future product candidates;

•

collaborators may own or co-own intellectual property covering products that result from our collaboration with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property;

•	disputes may arise with respect to the ownership of any intellectual property developed pursuant to our collaborations; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Additionally, we may seek to enter into additional collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of our product candidates, due to capital costs required to develop or commercialize the product candidate or manufacturing constraints. We may not be successful in our efforts to establish such collaborations for our product candidates because our research and development pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time consuming and complex. Further, any future collaboration agreements may restrict us from entering into additional agreements with potential collaborators. We cannot be certain that, following a strategic transaction or license we will achieve an economic benefit that justifies such transaction.

Even if we are successful in our efforts to establish such collaborations, the terms that we agree upon may not be favorable to us and we may not be able to maintain such collaborations if, for example, development or approval of a product candidate is delayed, the safety of a product candidate is questioned or sales of an approved product candidate are unsatisfactory.

In addition, any potential future collaborations may be terminable by our strategic partners, and we may not be able to adequately protect our rights under these agreements. Furthermore, strategic partners may negotiate for certain rights to control decisions regarding the development and commercialization of our product candidates, if approved, and may not conduct those activities in the same manner as we do. Any termination of collaborations we enter into in the future, or any delay in entering into collaborations related to our product candidates, could delay the development and commercialization of our product candidates and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition and results of operations.

Collaborative relationships with third parties could cause us to expend significant resources and incur substantial business risk with no assurance of financial return.

We anticipate relying upon strategic collaborations for marketing and commercializing our existing product candidates, if approved, and we may rely even more on strategic collaborations for research and development of other of our product candidates or discoveries. We may sell product offerings through strategic partnerships with pharmaceutical and biotechnology companies. If we are unable to establish or manage such strategic collaborations on terms favorable to us in the future, our research and development efforts and potential to generate revenue may be limited.

If we enter into research and development collaborations during the early phases of product development, success will in part depend on the performance of research collaborators. We will not directly control the amount or timing of resources devoted by research collaborators to activities related to product candidates. Research collaborators may not commit sufficient resources to our research and development programs. If any research collaborator fails to commit sufficient resources, the preclinical or clinical development programs related to the collaboration could be delayed or terminated. Also, collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Finally, if we fail to make required milestone or royalty payments to collaborators or to observe other obligations in agreements with them, the collaborators may have the right to terminate or stop performance of those agreements.

Establishing strategic collaborations is difficult and time consuming. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of product candidates or the generation of sales revenue. To the extent that we enter into collaborative arrangements, the related product revenues are likely to be lower than if we directly marketed and sold products. Such collaborators may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for any future product candidate.

Management of our relationships with collaborators will require:

•	significant time and effort from our management team;

•	coordination of our marketing and research and development programs with the marketing and research and development priorities of our collaborators; and

•	effective allocation of our resources to multiple projects.

We rely on third parties to assist in conducting our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing.

We currently rely and expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct some aspects of research and preclinical testing and clinical trials. Any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. If we need to enter into alternative arrangements, it could delay product development activities.

Further, although our reliance on these third parties for clinical development activities limits our control over these activities, we remain responsible for ensuring that each trial is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. For example, notwithstanding the obligations of a CRO for a trial of one of our product candidates, we remain responsible for ensuring that each clinical trial is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires compliance with requirements, commonly referred to as GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA enforces these GCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and IRBs. If we or our third-party contractors fail to comply with applicable GCPs, the clinical data generated in their clinical trials may be deemed unreliable, and the FDA may require additional clinical trials before approving our product candidates, which would delay the regulatory approval process. We cannot be certain that, upon inspection, the FDA will determine that any of our clinical trials comply with GCPs. We are also required to register certain clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under the agreements with such contractors, we cannot control whether or not such contractors devote sufficient time, skill and resources to their ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug or medical device development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

Our use of third parties to manufacture and develop our product candidates for preclinical studies and clinical trials may increase the risk that we will not have sufficient quantities of our product candidates, products, or necessary quantities of such materials on time or at an acceptable cost.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture drug supplies for our ongoing clinical trials or any future clinical trials that they may conduct, and we lack the resources to manufacture any product candidates on a commercial scale. We rely, and expect to continue to rely, on third-party manufacturers to produce our product candidates or other product candidates that we may identify for clinical trials, as well as for commercial manufacture if any product candidates receive marketing authorization and approval. Although we generally do not begin a clinical trial unless we believe they have a sufficient supply of a product candidate to complete the trial, any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay the clinical development and potential regulatory authorization of our product candidates, which could harm our business and results of operations.

We may be unable to identify and appropriately qualify third-party manufacturers or establish agreements with third-party manufacturers or do so on acceptable terms. Even if they are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•

reliance on the third party for sourcing of raw materials, components, and such other goods as may be required for execution of its manufacturing processes and the oversight by the third party of its suppliers;

•	reliance on the third party for regulatory compliance and quality assurance for the manufacturing activities each performs;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of proprietary information, including trade secrets and know-how; and

•	the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us.

Furthermore, we and our CMOs are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our manufacturers to regulatory risks for the production of such materials and products. The facilities used by our contract manufacturers to manufacture their drug or medical device product candidates are subject to review by the FDA pursuant to inspections that will be conducted after we submit an NDA, a biologics license application, or BLA, premarket approval application, or PMA, or other marketing application to the FDA. We do not control the manufacturing process of, and are to some extent dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as cGMP requirements for manufacture of drug and device products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, we will not be able to secure or maintain regulatory authorization for our product candidates manufactured at these manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the EMA or another comparable foreign regulatory agency does not approve these facilities for the manufacture of our product candidates or if any agency withdraws its approval in the future, we may need to find alternative manufacturing facilities, which would negatively impact our ability to develop, obtain regulatory authorization for or market our product candidates, if approved.

Our product candidates may compete with other product candidates and marketed products for access to manufacturing facilities. Any performance failure on the part of our existing or future manufacturers could delay clinical development, marketing approval or commercialization. Our current and anticipated future dependence upon others for the manufacturing of our product candidates may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

If the contract manufacturing facilities on which we rely do not continue to meet regulatory requirements or are unable to meet our supply demands, our business will be harmed.

All entities involved in the preparation of product candidates for clinical trials or commercial sale, including our existing CMOs for our product candidates, are subject to extensive regulation. Components of a finished drug or product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP, or similar regulatory requirements outside the United States. These regulations govern manufacturing processes and procedures, including recordkeeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates. Our failure, or the failure of third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, suspension of production, seizures or recalls of product candidates or marketed drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect clinical or commercial supplies of our product candidates.

We and our CMOs must supply all necessary documentation, as applicable, in support of a marketing application, such as an NDA, BLA, PMA or MAA, on a timely basis and must adhere to regulations enforced by the FDA and other regulatory agencies through their facilities inspection program. Some of our CMOs have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although we oversee the CMOs, we cannot control the manufacturing process of, and are completely dependent on, our CMO partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever.

The regulatory authorities also may, at any time following approval of a product for sale, audit the manufacturing facilities of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third party to implement, and that may include the temporary or permanent suspension of a clinical study or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified. For drug products, an NDA or MAA variation, or equivalent foreign regulatory filing is also required, which could result in further delay. Similarly, for a medical device, a new marketing application or supplement may be required. The regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

These factors could cause us to incur higher costs and could cause the delay or termination of clinical trials, regulatory submissions, required approvals, or commercialization of our product candidates. Furthermore, if our suppliers fail to meet contractual requirements and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed, and we could lose potential revenue.

We have no sales, distribution, or marketing experience, and may invest significant financial and management resources to establish these capabilities. If we are unable to establish such capabilities or enter into agreements with third parties to market and sell our future products, if approved, we may be unable to generate any revenues.

Given our stage of development, we have no sales, distribution, or marketing experience. To successfully commercialize any products that may result from our development programs, we will need to develop sales and marketing capabilities in the United States, Europe and other regions, either on our own or with others. We may enter into strategic alliances with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into marketing agreements on favorable terms, if at all. If our future strategic collaborators do not commit sufficient resources to commercialize our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we may be unable to generate sufficient product revenue to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without a significant internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our existing product candidates or any other product candidates that we may identify, or if the scope of the intellectual property protection we currently have or obtain in the future is not sufficiently broad, our competitors could develop and commercialize product candidates similar or identical to ours, and our ability to successfully commercialize our existing product candidates and any other product candidates that we may pursue may be impaired.

As is the case with other pharmaceutical and biopharmaceutical companies, our success depends in large part on our ability to obtain and maintain protection of the intellectual property we may own solely and jointly with others, particularly patents, in the United States and other countries with respect to our product candidates and technology. We seek to protect our proprietary position by filing patent applications in the United States and abroad and in-licensing intellectual property related to our existing product candidates, our various proprietary technologies and any other product candidates or technologies that we may identify.

Obtaining, maintaining and enforcing pharmaceutical and biopharmaceutical patents is costly, time consuming and complex, and we may not be able to file or prosecute all necessary or desirable patent applications, or maintain, enforce or license patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we could fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we take reasonable measures, have systems in place to remind us of filing and prosecution deadlines, and we employ outside firms and rely on outside counsel to monitor patent application deadlines, we may miss or fail to meet a patent application deadline, including in a foreign country, which could negatively impact our patent rights and harm our competitive position, business and prospects. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal, technological and factual questions and has in recent years been the subject of much litigation. The standards that the United States Patent and Trademark Office, or the USPTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending application or later invalidate or narrow the scope of an issued patent. For example, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. In some instances, we submit patent applications directly with the USPTO as provisional patent applications. However, U.S. provisional patent applications are not eligible to become issued patents unless and until, among other things, we file a non-provisional patent application within 12 months of the provisional application filing date. With regard to such U.S. provisional patent applications, if we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. Any pending and future patent applications that we own or in-license may not result in patents being issued that protect our product candidates or technology, in whole or in part, or which effectively prevent others from commercializing competitive product candidates. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications that we own or license currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us, or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative product candidates in a non-infringing manner.

In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned or licensed patents may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third-party preissuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging our owned or licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our product candidates or technology and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize our product candidates without infringing third-party patent rights. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing products similar or identical to our product candidates, or limit the duration of the patent protection of our product candidates. In addition, if the breadth or strength of protection provided by our owned or licensed patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Even if the eventual outcome is favorable to us, any such proceedings also may result in substantial cost and require significant time from our scientists and management.

Moreover, some of our owned and in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Furthermore, our owned and in-licensed intellectual property rights may be subject to a reservation of rights by one or more third parties. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. For example, the United States federal government retains such rights in inventions produced with its financial assistance under the Bayh-Dole Act. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. The research resulting in certain of our in-licensed patent rights and technology was funded in part by a governmental authority, for example, the U.S. government and the Japanese government. As a result, such governmental authority may have certain rights, including march-in rights, to such patent rights and technology, under the Bayh-Dole Act or similar laws in other jurisdictions and our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights or by any third party of its reserved rights could harm our competitive position, business, financial condition, results of operations and prospects.

Our rights to develop and commercialize our product candidates are subject in part to the terms and conditions of licenses granted to us by others, and the patent protection, prosecution and enforcement for some of our product candidates may be dependent on their licensors.

We currently are reliant upon licenses of certain intellectual property rights and proprietary technologies from third parties that are important or necessary to the development of our proprietary technologies, including technologies related to our product candidates. These licenses, and other licenses we may enter into in the future, may not provide adequate rights to use such intellectual property and proprietary technologies in all relevant fields of use or in all territories in which we may wish to develop or commercialize technology and product candidates in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in all territories. In addition, our licensors may have relied on third party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. In certain instances, our in-licenses may include sublicenses of rights granted to our licensors by third parties, and we rely on our licensors to comply with their obligations under the upstream license agreements where we may have no relationship with the original licensor of such rights. If any of our licensors fail to comply with their obligations under such upstream license agreements, or any such upstream license agreement is otherwise terminated for any reason, such termination may result in our loss of such rights. Licenses to additional third-party proprietary technology or intellectual property rights that may be required for our development programs may not be available in the future or may not be available on commercially reasonable terms. The licensing or acquisition of intellectual property rights is a competitive area and more established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. Companies that perceive us to be a competitor may be unwilling to transfer or license such rights to us. In that event, we may be required to expend significant time and resources to redesign our proprietary technology or product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may not be able to develop and commercialize the affected technology and product candidates in fields of use and territories for which we are not granted rights, which could harm our competitive position, business, financial condition, results of operations and prospects significantly.

In some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain, defend or enforce the patents, covering the technology that we license from third parties. In addition, some of our agreements with our licensors may require us to obtain consent from the licensor before we can enforce patent rights, and the licensor may withhold such consent or may not provide it on a timely basis. Therefore, we cannot be certain that our licensors or collaborators will prepare, file, prosecute, maintain, enforce and defend such intellectual property rights in a manner consistent with the best interests of our business, including by taking reasonable measures to protect the confidentiality of know-how and trade secrets, or by paying all applicable prosecution and maintenance fees related to intellectual property registrations for any of our product candidates and proprietary technologies. We also cannot be certain that our licensors have drafted or prosecuted the patents and patent applications licensed to us in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. This could cause the rights in any applicable intellectual property that we in license to be reduced or eliminated, and as a result our ability to develop and commercialize product candidates may be adversely affected, and we may be unable to prevent competitors from making, using and selling competing products. In addition, our rights to our in-licensed patents and patent applications are dependent, in part, on inter-institutional or other operating agreements between the joint owners of such in-licensed patents and patent applications. If one or more of such joint owners breaches such inter-institutional or operating agreements, our rights to such in-licensed patents and patent applications may be adversely affected, which could have a material adverse effect on our competitive position, business, financial conditions, results or operations and prospects.

In addition, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in product candidates that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize product candidates, we may be unable to achieve or maintain profitability. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property rights that are subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or these agreements are terminated or we otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We are party to various agreements that we depend on to develop our product candidates and various proprietary technologies, and our rights to use currently licensed intellectual property, or intellectual property to be licensed in the future, are or will be subject to the continuation of and our compliance with the terms of these agreements. For example, under certain of our license agreements, we are subject to certain diligence obligations, including to use commercially reasonable efforts to develop and commercialize product candidates covered by the licensed intellectual property rights and to maintain the licensed intellectual property rights, each of which could result in the termination of the relevant license agreements in the event we fail to comply.

In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, certain provisions in our license agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Third parties may claim that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our ability to develop, manufacture, market, and sell any product candidates that we may develop and use our proprietary technologies without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. However, there is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries. Our research, development and commercialization activities may be subject to claims that we infringe, misappropriate or otherwise violate patents or other intellectual property rights owned or controlled by third parties, and we may become party to or be threatened with adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and any product candidates we may develop, including patent infringement lawsuits, interferences, derivation, oppositions, inter partes review and post-grant review before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell, if approved, our product candidates. In addition, many companies in the biotechnology and pharmaceutical industries have employed intellectual property litigation as a means to gain an advantage over their competitors. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our existing product candidates and any other product candidates that we may identify may be subject to claims of infringement of the patent rights of third parties.

There may be other third-party patents or patent applications with claims to composition of matter, materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our existing product candidates and any other product candidates that we may identify. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our existing product candidates and any other product candidates that we may identify may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our existing product candidates and any other product candidates that we may identify, any molecules formed during the manufacturing process, any final product itself, aspects of our formulations, or methods of use, including any combination therapies, the holders of any such patents may be able to block our ability to commercialize the applicable product candidate unless we obtained a license under the applicable patents, or until such patents expire. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates. Furthermore, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history and can involve other factors such as expert opinion. Our analysis of these issues, including interpreting the relevance or the scope of claims in a patent or a pending application, determining applicability of such claims to our proprietary technologies or product candidates, predicting whether a third party’s pending patent application will issue with claims of relevant scope, and determining the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. In addition, we do not always conduct independent reviews of pending patent applications of and patents issued to third parties.

Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. A court of competent jurisdiction could hold that these third party patents are valid, enforceable, and infringed, which could materially and adversely affect our ability to commercialize any product candidates we may develop and any other product candidates or technologies covered by the asserted third party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. In the event of a successful claim of infringement against us, the third parties may obtain injunctive or other equitable relief prohibiting us from developing, manufacturing, and commercializing the infringing technology or product candidates, which could effectively block our ability to further develop and commercialize our existing product candidates and any other product candidates that we may identify. We may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, redesign our infringing products, which may not be feasible, or obtain one or more licenses from third parties, which may not be available on commercially reasonable terms or at all. Even if we were able to obtain a license, it may be nonexclusive, which could result in our competitors gaining access to the same intellectual property and it could require us to make substantial licensing and royalty payments. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

Patent terms may be inadequate to protect our competitive position on product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we are not able to obtain patent term extension or non-patent exclusivity in the United States under the Hatch-Waxman Amendments and in foreign countries under similar legislation, thereby potentially extending the marketing exclusivity term of our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, one of the U.S. patents covering each of such product candidates or the use thereof may be eligible for up to five years of patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the

Hatch Waxman Amendments. The Hatch Waxman Amendments allow a maximum of one patent to be extended per FDA approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Similar provisions are available in Europe, Japan and other jurisdictions to extend the term of a patent that covers an approved drug, like the Supplementary Protection Certificates in Europe. In particular, a maximum of five and a half years of supplementary protection can be achieved in Europe for an active ingredient or combinations of active ingredients of a medicinal product protected by a basic patent, if a valid marketing authorization exists (which must be the first authorization to place the product on the market as a medicinal product) and if the product has not already been the subject of supplementary protection.

Nevertheless, we may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request.

If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product may be shortened and our competitors may obtain approval of competing products following our patent expiration sooner, and our revenue could be reduced, possibly materially, which would have a material adverse effect on our business, financial condition and results of operations.

Also, there are detailed rules and requirements regarding the patents that may be submitted to the FDA for listing in the Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book. We may be unable to obtain patents covering our product candidates that contain one or more claims that satisfy the requirements for listing in the Orange Book. Even if we submit a patent for listing in the Orange Book, the FDA may decline to list the patent, or a manufacturer of generic drugs may challenge the listing. If or when one of our product candidates is approved and a patent covering that product candidate is not listed in the Orange Book, a manufacturer of generic drugs would not have to provide advance notice to us of any abbreviated new drug application, or ANDA, filed with the FDA to obtain permission to sell a generic version of such product candidate.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

We consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and confidential know-how are difficult to protect, and we have limited control over the protection of trade secrets and confidential know-how used by our licensors, collaborators and suppliers. Because we have relied in the past on third parties to manufacture our product candidates, and we may continue to do so in the future, and because we expect to collaborate with third parties on the development of our current product candidates and any future product candidates we develop, we may, at times, share trade secrets with such third parties. We also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. Under such circumstances, trade secrets and confidential know-how can be difficult to maintain as confidential.

We seek to protect our confidential proprietary information, in part, by entering into confidentiality agreements and invention assignment agreements with parties who have access to them, including our employees, consultants, scientific advisors, contractors, CROs, contract manufacturers, collaborators and other third parties, that are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties that may have or have had access to our trade secrets or proprietary technology, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets and other confidential proprietary technology, or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable.

We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know, whether the steps we have taken to protect our intellectual property will be effective.

Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. We may not be able to obtain adequate remedies in the event of such unauthorized use. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Trade secrets will also over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic institutions to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets and proprietary information, our agreements may contain certain limited publication rights. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of such information may be greatly reduced and our competitive position, business, financial condition, results of operations and prospects would be harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic, cancelled or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. We may apply to register additional trademarks, but our trademark applications may not be approved in the United States or other relevant jurisdictions.

Third parties may oppose or attempt to cancel our trademark applications or trademarks, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our product candidates, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, they may infringe our trademarks and we may not have adequate resources to enforce our trademarks. If we attempt to enforce our trademarks and assert trademark infringement claims, a court may determine that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. Furthermore, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our competitive position, business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful and our issued patents covering our product candidates could be found invalid or unenforceable if challenged in courts or patent offices.

Competitors may infringe, misappropriate or otherwise violate our or our licensors’ patents or other intellectual property. Our ability to enforce our patent or other intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service.

We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. In such a proceeding, a court may decide that an asserted patent is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the asserted patent or other intellectual property right does not cover the third-party technology in question. An adverse result in any litigation or defense proceedings could put one or more asserted patents at risk of being invalidated or interpreted narrowly and could put related patent applications at risk of not issuing.

If we were to initiate legal proceedings against a third party to enforce a patent covering one or more of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States or elsewhere, defendant counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of subject matter eligibility, lack of novelty, obviousness, lack of adequate written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or any other applicable patent office, or made a misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our product candidates or technology. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our current or future product candidates. Such a loss of patent protection would have a material adverse impact on our business.

In addition, interference, derivation or other proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our or our licensors’ patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology.

Our defense of litigation or interference, derivation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue clinical trials, continue research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring product candidates to market. There could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely impact the price of our securities. Such litigation or proceedings could cause us to incur substantial liabilities and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Any of the foregoing could have a material adverse effect on our financial condition, results of operations and prospects.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Our agreements with employees and contractors and our personnel policies provide that any inventions conceived by an individual in the course of rendering services to us shall be our exclusive property. Although our policy is to have all such individuals complete these agreements assigning such intellectual property to us, we may not obtain these agreements in all circumstances, the assignment of intellectual property rights may not be self-executing and individuals with whom we have entered into these agreements may not comply with their terms. The assignment of intellectual property may not be automatic upon the creation of an invention and despite such agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arising from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship of our or our licensors’ ownership of our owned or in licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed alleged trade secrets or other confidential information of their current or former employers or other third parties.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of our owned and licensed patents and/or applications. We have systems in place to remind us to pay these fees, and we employ outside firms and rely on outside counsel to pay these fees due to the USPTO and non-U.S. patent agencies. However, we cannot guarantee that our licensors have similar systems and procedures in place to pay such fees. In addition, the USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect or enforce intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology and pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our or our licensors’ patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our or our licensors’ patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

In some jurisdictions including EU countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties under patents relevant to our business, or if we or our licensors are prevented from enforcing patent rights against third parties, our competitive position may be substantially impaired in such jurisdictions.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our programs’ ability to protect their products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to a patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions. Since patent applications in the United States and most other countries are confidential for a period after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in licensed patent applications and the enforcement or defense of our owned or in licensed issued patents, all of which could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Our proprietary rights may not adequately protect our technologies and product candidates, and do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•

others may be able to make products that are the same as or similar to our product candidates or utilize similar technologies that are not covered by the claims of the patents that we own or have exclusively licensed;

•

others, including inventors or developers of our owned or in licensed patented technologies who may become involved with competitors, may independently develop similar technologies that function as alternatives or replacements for any of our technologies without infringing our intellectual property rights;

•

we or our licensors or our other collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own or license or will own or license;

•

we or our licensors or our other collaboration partners might not have been the first to file patent applications that we or they own or have obtained a license, or will own or will have obtained a license;

•

we or our licensors may fail to meet obligations to the U.S. government with respect to in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	it is possible that our pending patent applications will not result in issued patents;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;

•

issued patents that we own or exclusively license may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors or other third parties;

•

our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop product candidates that are patentable;

•	the ownership, validity or enforceability of our or our licensors’ patents or patent applications may be challenged by third parties;

•	the patents or pending or future applications of third parties, if issued, may have an adverse effect on our business;

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property; and

•	third parties performing manufacturing or testing for us using our product candidates could use the intellectual property of others without obtaining a proper license.

Risks Related to Our Business and Industry

Our future success depends on our ability to retain key employees, directors, consultants and advisors and to attract, retain and motivate qualified personnel.

Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on the management, research and development, clinical, financial and business development expertise of our executive officers, our directors, as well as the other members of our scientific and clinical teams, including Christian Angermayer, our co-founder, Florian Brand, our Chief Executive Officer, Lars Christian Wilde, our co-founder, and Srinivas Rao, our Chief Scientific Officer. The loss of the services of any of our executive officers and other key personnel, and our inability to find suitable replacements could result in delays in product development and our financial condition and results of operations could be materially adversely affected. In addition, because certain of our key personnel provide a centralized source of support across multiple of our programs, the loss of any of these key personnel could negatively affect the operations of the affected programs, and our financial condition and results of operations could be materially adversely affected.

Furthermore, each of our executive officers may terminate their employment with us at any time, subject to notice period requirements. Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of our pipeline toward scaling up for commercialization, sales and marketing personnel, will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval for and commercialize our product candidates. Competition to hire qualified personnel in our industry is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Furthermore, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As we mature, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time toward managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Because we are developing multiple product candidates and are pursuing a variety of target indications and treatment modalities, we may expend our limited resources to pursue a particular product candidate and fail to capitalize on development opportunities or other potential product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and personnel resources, we may forgo or delay pursuit of opportunities with potential target indications or product candidates that later prove to have greater commercial potential than our current and planned product candidates. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and other future product candidates for specific indications may not yield any commercially viable future product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may be required to relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain development and commercialization rights to such future product candidates.

Additionally, we may pursue additional in-licenses, investments in or acquisitions of development-stage assets or programs, which entails additional risk to us. Identifying, selecting and acquiring promising product candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual acquisition or license of a successful product candidate, potentially resulting in a diversion of our management’s time and the expenditure of our resources with no resulting benefit. If we are unable to identify investments or programs that ultimately result in approved products, we may spend material amounts of our capital and other resources evaluating, acquiring and developing products that ultimately do not provide a return on our investment.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any of our product candidates.

We face an inherent risk of product liability exposure related to the testing of product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or medicines caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or medicines that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	an adverse impact on the market prices of our common shares; and

•	the inability to commercialize our product candidates.

Although our programs maintain product liability insurance, including coverage for clinical trials that we sponsor, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as we commence additional clinical trials and if our programs successfully commercialize any product candidates.

The market for insurance coverage is increasingly expensive, and the costs of insurance coverage will increase as our programs increase in size. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

We could experience difficulty enforcing our contracts.

Due to the nature of our business and the fact that our contracts involve certain substances whose usage is not legal under U.S. federal law and in certain other jurisdictions, we may face difficulties in enforcing our contracts in U.S. federal and state courts. The inability to enforce any of our contracts could have a material adverse effect on our business, prospects, financial condition and results of operations.

In order to manage our contracts with contractors, we ensure that such contractors are appropriately licensed at the state and federal level in the United States and at the appropriate level in other jurisdictions. Were such contractors to operate outside the terms of these licenses, we may experience an adverse effect on our business, including the pace of development of our product candidates and any future therapeutic candidates.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our clinical development programs and the significant number of mental health disorders our therapeutics are being developed to treat, and we intend to utilize appropriate social media in connection with our commercialization efforts following approval of our product candidates. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical study or to report an alleged adverse event. When such disclosures occur, there is a risk that we fail to monitor and comply with applicable adverse event reporting obligations or we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors as well as the employees, independent contractors, consultants, commercial partners and vendors of our programs. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA and comparable foreign regulatory authorities; provide true, complete and accurate information to the FDA and comparable foreign regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities. If we obtain FDA approval of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Employee litigation and unfavorable publicity could negatively affect our future business.

Our employees may, from time to time, bring lawsuits against us regarding injury, creating a hostile work place, discrimination, wage and hour disputes, sexual harassment or other employment issues. In recent years, there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment-related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm that has negatively impacted their business. If we were to face any employment-related claims, our business could be negatively affected.

If we or our third-party manufacturers or suppliers fail to comply with environmental, health and safety laws and regulations, we or our third-party manufacturers or suppliers could become subject to fines or penalties or other sanctions or incur costs that could harm our business.

We and our third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures, the generation, handling, use, storage, treatment, release and disposal of, and exposure to, hazardous materials and wastes and worker health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials, and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury resulting from these materials or waste products. In the event of such contamination or injury, we could be held strictly, jointly and severally liable for any resulting damages, and any liability could exceed our resources.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

Environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent. We and our third-party manufacturers and suppliers may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may also impair our research, development or production efforts. Failure to comply with these laws and regulations may result in substantial fines or penalties, a suspension of our or our third-party manufacturers’ and suppliers’ business or other sanctions.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our ability to invest in and expand our business and meet our financial obligations, to attract and retain third-party contractors and collaboration partners and to raise additional capital depends on our operating and financial performance, which, in turn, is subject to numerous factors, including the prevailing economic and political conditions and financial, business and other factors beyond our control, such as the rate of unemployment, the number of uninsured persons in the United States, political influences and inflationary pressures. For example, an overall decrease in or loss of insurance coverage among individuals in the United States as a result of unemployment, underemployment or the repeal of certain provisions of the ACA, may decrease the demand for healthcare services and pharmaceuticals. If fewer patients are seeking medical care because they do not have insurance coverage, we may experience difficulties in any eventual commercialization of our product candidates and our business, financial condition, results of operations and cash flows could be adversely affected.

In addition, our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets upon which pharmaceutical and biopharmaceutical companies such as us are dependent for sources of capital. In the past, global financial crises have caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all, and weakened demand for our product candidates. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business, and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Cyber-attacks or other failures in our telecommunications or information technology systems, or those of our collaborators, CROs, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations.

We, our programs, our collaborators, our CROs, third-party logistics providers, distributors and other contractors and consultants utilize information technology, or IT, systems and networks to process, transmit and store electronic information, including but not limited to intellectual property, proprietary business information and personal information, in connection with our business activities. Our internal IT systems and those of current and future third parties on which we rely may fail and are vulnerable to breakdown, breach, interruption or damage from cyber incidents, employee error or malfeasance, theft or misuse, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures or other compromises. As use of digital technologies has increased, cyber incidents, including third parties gaining access to employee accounts using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, denial-of-service attacks or other means, and deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency, intensity, and sophistication. These threats pose a risk to the security of our, our programs’, our collaborators’, our CROs’, third-party logistics providers’, distributors’ and other contractors’ and consultants’ systems and networks, and the confidentiality, availability and integrity of our data. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. Similarly, there can be no assurance that our collaborators, CROs, third-party logistics providers, distributors and other contractors and consultants will be successful in protecting our clinical and other data that is stored on their systems. Any loss of clinical trial data from our completed or ongoing clinical trials for any of our product candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Although to our knowledge we have not experienced any such material system failure or material security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of development programs and business operations.

Certain data breaches must also be reported to affected individuals, supervisory authorities and the government, and in some cases to the media, under provisions of HIPAA, as amended by HITECH, other U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the GDPR, and financial penalties may also apply. Any cyber-attack that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding clinical trial participants or employees, data breach or destruction or loss of data could result in a violation of applicable U.S. and international privacy, data protection and other laws and regulations, subject us to litigation and governmental investigations, proceedings and regulatory actions by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability, cause us to breach our contractual obligations, which could result in significant legal and financial exposure and reputational damages. As cyber threats continue to evolve, we may be required to incur significant additional expenses in order to implement further data protection measures or to remediate any information security vulnerability. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that maybe imposed, which could have a material adverse effect on our business and prospects. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above. In addition, in response to the ongoing COVID-19 pandemic, varying parts of our workforce are currently working remotely on a part or full time basis. This could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Disruptions at the FDA, the U.S. Securities and Exchange Commission, or the SEC, and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products or take action with respect to other regulatory matters can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory and policy changes, as well as factors related to and as a result of the COVID-19 pandemic. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved, or for other actions to be taken, by relevant government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Similarly, a prolonged government shutdown could prevent the timely review of our patent applications by the USPTO, which could delay the issuance of any U.S. patents to which we might otherwise be entitled. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Separately, in response to the global COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products through April 2020, and subsequently, on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect our business, including our preclinical studies, clinical trials, third parties on whom we rely, our supply chain, our ability to raise capital, our ability to conduct regular business and our financial results.

We are subject to risks related to public health crises such as the COVID-19 pandemic. The COVID-19 pandemic originated in Wuhan, China, in December 2019 and has since spread worldwide. The pandemic and policies and regulations implemented by governments in response to the pandemic, often directing businesses and governmental agencies to cease non-essential operations at physical locations, prohibiting certain nonessential gatherings and ceasing non-essential travel have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, facilities and production have been suspended, and demand for certain goods and services, such as medical service and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The full extent to which COVID-19 will ultimately impact our business, preclinical trials and financial results will depend on future developments, which are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. Global health concerns, such as the COVID-19 pandemic, could also result in social, economic and labor instability in the countries in which we, our programs, or the third parties with whom we or they engage, operate.

In response to the COVID-19 pandemic, we have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, including closing our offices and temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for our employees, delaying and changing the location of trials and discouraging employee attendance at industry events and in-person work-related meetings, all of which could negatively affect our business. The extent of the impact of the COVID-19 pandemic on our preclinical studies or clinical trial operations, our supply chain and manufacturing and our office-based business operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration or severity of the pandemic or the effectiveness of containment actions or treatments.

While we are working closely with third-party manufacturers, distributors and other partners to manage our supply chain activities and mitigate potential disruptions to the production of our product candidates and any future therapeutic candidates as a result of the COVID-19 pandemic, we expect there could be significant and material disruptions to our supply chains and operations, and associated delays in the manufacturing and supply of our product candidates and any future therapeutic candidates. Any such supply disruptions would adversely impact our ability to generate sales of and revenue from our approved products, if any, and our business, financial condition, results of operations and growth prospects could be materially adversely affected.

The COVID-19 pandemic may also affect employees and patients involved in our clinical trials. Any negative impact the COVID-19 pandemic has on patient enrollment or treatment or the development of our product candidates and any future therapeutic candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates and any future therapeutic candidates, if approved, increase our operating expenses, and have a material adverse effect on our financial results. The COVID-19 pandemic has also caused significant volatility in public equity markets and disruptions to the United States and global economies. This increased volatility and economic dislocation may make it more difficult for us to raise capital on favorable terms, or at all. We cannot currently predict the scope and severity of any potential business shutdowns or disruptions. If we or any of the third parties with whom we engage, however, were to experience repeated shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business, financial condition and results of operations.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also heighten many of the other risks described in this “Risk Factors” section, such as those relating to the timing and completion of our clinical trials.

We or the third parties upon whom we depend may be adversely affected by a natural or man-made disaster and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural or man-made disasters could severely disrupt our operations, and have a material adverse effect on our business, financial condition, results of operations and prospects. If a natural or man-made disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our programs or any of their third-party CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are not able to maintain and enhance our reputation and brand recognition, our business, financial condition and results of operations will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing and future investments, third-party therapy sites, therapists, patients and collaborators, and to our ability to attract clinics to become our third-party therapy sites offering our therapies. The promotion of our brand may require us to make substantial investments, and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Brand promotion and marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our business, financial condition and results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including our or our failing to meet the expectations of our network of third-party therapy sites, therapists and patients, could harm our reputation and brand and make it substantially more difficult for us to attract new third-party therapy sites, therapists and patients. If we do not successfully maintain and enhance our reputation and brand recognition, our business may not grow, and we could lose our relationships with third-party therapy sites, therapists and patients, which would harm our business, financial condition and results of operations.

We expect to be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of common shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or a PFIC, for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the gross assets and earning its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Based on our historic and anticipated operations and composition of assets, we expect to be a PFIC for the current taxable year and for the foreseeable future, at least until we start generating active revenue. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Tax Considerations—Material United States Federal Income Tax Considerations”) holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. To alleviate such adverse tax consequences, if we determine we are a PFIC for any taxable year, we will use reasonable efforts to provide to the U.S. Holders such information as the U.S. Internal Revenue Service may require, including a PFIC annual information statement, in order to enable the U.S. Holders to make and maintain a “qualified electing fund” election. However, there can be no assurance that we will be able to timely provide such required information to the U.S. Holders. See “Material Tax Considerations—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

If a United States person is treated as owning at least 10% of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

Depending upon the aggregate value and voting power of our common shares that United States persons are treated as owning (directly, indirectly or constructively), we could be treated as a controlled foreign corporation, or CFC. Additionally, because our group consists of one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs, regardless of whether or not we are treated as a CFC. If a United States person (as defined in the United States Internal Revenue Code of 1986, as amended, or the Code) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our common shares, such person may be treated as a “United States shareholder” with respect to each CFC in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of such CFC to such United States shareholder. If you are treated as a United States shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may extend the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due. Additionally, a United States shareholder of a CFC that is an individual would generally be denied certain tax deductions or foreign tax credits in respect of its income that may otherwise be allowable to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist holders of our common shares in determining whether we or any of our non-U.S. subsidiaries are treated as CFCs or whether any holder of our common shares is treated as a United States shareholder with respect to any such CFC, nor do we expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. U.S. investors in our common shares should consult their advisors regarding the potential application of these rules to their investment in the common shares.

We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.

The relevant national law, case law and OECD guidelines suggest that a company is likely to be regarded as a German tax resident if (i) most meetings of its management board are held in Germany with a majority of directors present in Germany for those meetings which are properly minuted; (ii) at those meetings there are full discussions of, and decisions are made regarding the key strategic issues affecting the company and its subsidiaries; (iii) the important day to day business decisions outside of board meetings are made in Germany; (iv) some of the directors of the company, together with supporting staff, are based in Germany; and (v) the company has permanent staffed office premises in Germany.

ATAI Life Sciences AG

One of two management board members of ATAI Life Sciences AG resides in the United States, while the other management board member, the CEO, resides in Germany. The CEO has a “casting vote,” meaning a single vote, given if the number of votes about something is equal, that vote decides the matter. Nonetheless, at the ATAI Life Sciences AG level (i) most meetings of its management board are held in Germany with at least the CEO present in Germany for those meetings, which are properly minuted; (ii) at those meetings there are full discussions of, and decisions are made regarding the key strategic issues affecting ATAI Life Sciences AG and its subsidiaries; (iii) most of the important day to day business decisions outside of board meetings are made in Germany; (iv) one of the directors of ATAI Life Sciences AG, the CEO, together with supporting staff, are based in Germany; and (v) ATAI Life Sciences AG has permanent staffed office premises in Germany. Therefore, the place of “effective management” should be in Germany. It is planned to continue the above stated procedures in Germany in the future to keep the place of “effective management” of ATAI Life Sciences AG in Germany.

Whether ATAI Life Sciences AG has its place of “effective management” in Germany and is, as such, tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (for example, a change of board members or the place where board meetings take place), may result in ATAI Life Sciences AG becoming a tax resident of a jurisdiction other than Germany and may lead to an exit taxation of the unrealized gains in ATAI Life Sciences AG in Germany. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, financial condition, results of operations and prospects, which could cause our share price and trading volume to decline.

ATAI Life Sciences N.V.

Following the completion of this offering, we will have a corporate structure system consisting of two separate boards of directors that govern our company: the management board and the supervisory board. We expect our management board to consist of two managing directors. The composition of our management and supervisory board may change in the future. We may add additional members to the respective board. In such case, the management board will probably consist of at least 50% of the managing directors resident in Germany, one of whom will be our CEO. For any change in the management board, it will be necessary to further analyze and ensure that the requirements regarding the place of effective management in Germany continue to be met.

One managing director will be based in the United States, and the other one, who will also be our CEO, will be based in Germany. Our supervisory board will be composed of at least seven members. We intend (i) to hold almost all meetings of our management board in Germany with at least the CEO present in Germany for those meetings, which are properly minuted; (ii) to have at those meetings full discussions of, and to make decisions regarding the key strategic issues affecting us and our subsidiaries; (iii) to make the important day to day business decisions outside of board meetings in Germany; (iv) to ensure that none of the activities mentioned under (i), (ii) or (iii) are performed in the Netherlands; (v) at least one of the managing directors of the Company, the CEO, together with supporting staff, maintains residency in Germany; and (vi) to ensure that the Company has permanent staffed office premises in Germany, where all corporate and business records are kept.

If the business of a company is actually conducted from several locations, the center of business management must be determined in order to identify the place of effective management of the company. The center of business management is the place where the most important organizational and economic position is located. The assessment is to be made according to the overall picture of the circumstances. The decisive factor is the location at which the most important day to day business decisions are made on a sustained and frequent basis. Since one of our managing directors will be based in the United States and the other one will be based in Germany, both the United States and Germany may be considered as the center of business management from a German tax perspective. As our CEO is based in Germany, and we intend to take our important day to day business decisions in Germany, our center of business management is likely to be in Germany and therefore we consider it likely that we have our place of “effective management” in Germany. Accordingly, we therefore consider it likely that we qualify as a tax resident of Germany on the basis of German tax law. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of the Netherlands on the basis of Dutch domestic tax law. Based on our current management structure, we should qualify solely as a tax resident of Germany for the purposes of the double tax treaty between Germany and the Netherlands, or the Convention, due to the “effective management” tie-breaker, and the Netherlands is restricted to levy corporate income tax on business profits and/or capital gains. We may, however, become subject to limited income tax liability in other countries with regard to the income generated in the respective other country, for example, due to the existence of a permanent establishment or a permanent representative in such other country. The applicable tax laws or interpretations thereof may change. Furthermore, whether we have our place of “effective management” in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (for example, a change of board members as planned and described above, or the place where board meetings take place) and changes to the Convention may also result in us becoming a tax resident of the Netherlands or another jurisdiction, which could trigger German exit taxation of our unrealized gains. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, financial condition, results of operations and prospects, which could cause our share price and trading volume to decline.

If any disagreement arises between Germany and the Netherlands around our place of effective management, the Convention allows us to start a Mutual Agreement Procedure, or MAP, on the basis of which the competent authorities of Germany and the Netherlands will endeavor to determine by mutual agreement the jurisdiction where we shall be deemed to be a tax resident for the purpose of the Convention.

Limited tax liability may also arise in another jurisdiction if the activities we perform in that other jurisdiction constitute a permanent establishment or permanent representation and income can be allocated thereto.

Furthermore, the Multilateral Convention to Implement Tax Treaty Related Measures, or MLI, may have an impact on the restriction for the Netherlands to levy Dutch corporate income tax on business profits and/or capital gains derived by us. If both Germany as well as the Netherlands list the Convention as covered by the MLI, or a Covered Convention, and opt-in to apply the amendment to the tie-breaker rule, the MLI would amend the tie-breaker rule taken up in the Convention on the basis of which we are considered a tax resident of Germany by introducing a mandatory MAP procedure. As it currently stands, the MLI is not applicable to the Convention because Germany did not list include the Convention as a covered tax treaty by the MLI. If Germany changes its position in the future, we will not be entitled to any relief or exemption from tax provided by the Convention, as long as Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the Convention except to the extent and in such manner as may be agreed upon by the authorities. As a result, any business profits and/or capital gains derived by us during the period no such agreement has been reached between Germany and the Netherlands may be subject to tax both in Germany and the Netherlands.

We do not anticipate paying any cash dividends in the foreseeable future. If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our common shares in both Germany and the Netherlands.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common shares. As a result, capital appreciation in the price of our common shares, if any, will be your only source of gain on an investment in our common shares. However, if we do pay dividends, we may need to withhold tax on such dividends both in Germany and the Netherlands.

Dividends paid by us to our shareholders are subject to Dutch dividend withholding tax on the basis that we are a company incorporated under Dutch law. Given that we are also considered a tax resident of Germany on the basis of our place of effective management, the tie-breaker rule taken up in the Convention concludes that we are solely considered a tax resident of the jurisdiction where our place of effective management is situated and restricts the Netherlands to levy Dutch dividend withholding tax on dividends distributed by us to our shareholders that are not considered (deemed) Dutch tax residents or perform activities in the Netherlands that constitute a permanent establishment.

Our shareholders will need to be identified in order to establish whether we need to withhold Dutch dividend withholding tax on dividends distributed. If we are not able to identify our shareholders, we are required to withhold both Dutch as well as German dividend withholding tax which may have an adverse consequence on the actual amount received by our shareholders.

Furthermore, the MLI may have an impact on the restriction for the Netherlands to levy Dutch dividend withholding tax on dividends paid by us to our shareholders by amending the tie-breaker rule taken up in the Convention. For more information, see “—We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.” If Germany changes its position in the future, we will not be entitled to any relief or exemption from tax provided by the Convention, including the withholding tax restriction, as long as Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the Convention except to the extent and in such manner as may be agreed upon by the authorities. As a result, any dividends distributed by us during the period in which no such agreement has been reached between Germany and the Netherlands may be subject to withholding tax both in Germany and the Netherlands.

Our ability to use our net operating loss carryforward and other tax attributes will be limited.

We have net operating losses, or NOLs, in various jurisdictions including Germany and the United States. Our ability to utilize our NOLs in Germany is currently limited and may be limited further, under Section 8c of the German Corporation Income Tax Act (Kôrperschaftsteuergesetz – KStG) and Section 10a of the German Trade Tax Act (Gewerbesteuergesetz – GewStG). As of December 31, 2019, our German NOL carryforward was approximately $6.6 million. These limitations apply if a qualified ownership change, as defined by Section 8c KStG, occurs and no exemption is applicable.

Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of a transaction comparable to a transfer of shares or voting rights or in case of an increase in capital leading to a respective change in the shareholding. In the case of such a qualified ownership change, tax loss carryforwards expire in full. To the extent that the tax loss carryforwards do not exceed hidden reserves (stille Reserven) taxable in Germany, they may be further utilized despite a qualified ownership change. In case of a qualified ownership change within a group, tax loss carryforwards will be preserved if certain conditions are satisfied. In case of a qualified ownership change, tax loss carryforwards will be preserved (in the form of a fortführungsgebundener Verlustvortrag) if the business operations have not been changed and will not be changed within the meaning of Section 8d KStG.

According to an appeal filed by the fiscal court of Hamburg dated August 29, 2017, Section 8c, paragraph 1, sentence 1 KStG is not in line with the German constitution. The appeal is still pending. It is unclear when the Federal Constitutional Court will decide this case. According to statements in German legal literature, there are good reasons to believe that the Federal Constitutional Court may come to the conclusion that Section 8, paragraph 1, sentence 1 KStG is not in line with the German constitution.

In addition, our ability to utilize our NOLs and certain other tax attributes in the United States could be subject to limitation or expire unused under U.S. tax law. As of December 31, 2019, we had U.S. federal NOLs of $4.4 million. In addition, under Section 382 of the United States Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a cumulative change, by value, in our ownership by “5-percent stockholders” that exceeds 50 percentage points over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income or taxes may be limited. If an ownership change occurs and our ability to use our net operating loss carryforward is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

As of December 31, 2019 and 2020, we also had Australian tax loss carryforwards of $0.2 million and $0.3 million, respectively.

In the future we may be subject to tax proceedings. Any changes in tax proceedings could have a material adverse effect on our business, financial condition and results of operations.

We calculate and provide for income taxes in each tax jurisdiction in which we operate on the basis of local interpretation of legislations and general accepted accounting policies which often involves complex matters and judgment. Our judgments may not be sustained as a result of disagreement by the tax authorities with our judgments and the amounts ultimately paid could be different from the amounts previously recorded. In addition, changes in tax laws, treaties or regulations, or their interpretation or enforcement, may be unpredictable and could become more stringent, which could materially adversely affect our tax position. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our International Operations

Our international operations may expose us to business, regulatory, political, operational, financial, pricing and reimbursement and economic risks associated with doing business outside of the United States.

As a company incorporated in the Netherlands, our business is subject to risks associated with being organized outside of the United States. Our business strategy incorporates potential international expansion to target patient populations outside the United States. If we receive regulatory approval for and commercialize any of our product candidates in patient populations outside the United States, we may hire sales representatives and conduct physician and patient association outreach activities outside of the United States. Doing business internationally involves a number of risks, including, but not limited to:

•

multiple, conflicting, and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

•	our failure to obtain and maintain regulatory approvals for the use of our products in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;

•	limits in our ability to penetrate international markets;

•

financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•

difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations, including taxes;

•	certain expenses including, among others, expenses for travel, translation, and insurance; and

•

regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our potential international expansion and operations and, consequently, our results of operations.

We are subject to the FCPA and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. In the future, we and our strategic partners may operate in jurisdictions that pose a high risk of potential FCPA violations, and we may participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing international operations, including regulations administered by the governments of the Netherlands, Germany and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, or, collectively, the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or Trade Control laws by the Netherlands, Germany, United States or other authorities could also have an adverse impact on our reputation, our business, financial condition and results of operations.

The United Kingdom’s and Gibraltar’s withdrawal from the European Union and the European Economic Area may have a negative effect on global economic conditions, financial markets and our business.

We are a multinational company with worldwide operations, including significant business operations in Europe. Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union and the European Economic Area on January 31, 2020, also known as Brexit, and entered into a transition period that ran until December 31, 2020, during which the United Kingdom continued its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties.

On December 24, 2020, the United Kingdom and the European Union announced that they had struck a new bilateral trade and cooperation agreement governing the future relationship between the United Kingdom and the European Union, or the EU-UK Trade and Cooperation Agreement. The EU-UK Trade and Cooperation Agreement was formally approved and signed by the parties on December 30, 2020 and took full effect on February 28, 2021.

The EU-UK Trade and Cooperation Agreement provides clarity in respect of the intended shape of the future relationship between Great Britain and the European Union and detailed matters of trade in goods and cooperation. Specific rules apply to the relationship between the European Union and Northern Ireland which while being a constituent part of the United Kingdom has a different relationship with that of the European Union than the relationship introduced by the EU-UK Trade and Cooperation Agreement in respect of Great Britain and the European Union. There is no certainty as to the evolution of such special rules as they apply to Northern Ireland’s relationship with that of the rest of Great Britain nor with Northern Ireland’s relationship with the European Union.

Equally, the British Overseas Territory of Gibraltar left the European Union and the European Economic Area on December 31, 2020. On December 31, 2020, the Governments of Gibraltar, the United Kingdom and Spain reached a temporary agreement under which Gibraltar would join the European Union’s Schengen Area thereby clearing the way for the European Union and the United Kingdom to commence formal negotiations on a treaty between the European Union, Spain, the United Kingdom and Gibraltar concerning the movement of labor and goods, the environment, citizens’ rights and other areas of trade and cooperation. There is no certainty that such deal will be concluded nor by what time or on what terms.

There remain unavoidable uncertainties related to the EU-UK Trade and Cooperation Agreement and the new relationship between the United Kingdom and the European Union, which will continue to be developed and defined including in relation to trade in goods. Significant political and economic uncertainty remains about whether the terms of the relationship under the EU-UK Trade and Cooperation Agreement will differ materially from the terms before Brexit. There can be no assurance that the uncertainty regarding Brexit will not have an adverse effect on our business.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global political, regulatory, economic or market conditions and the stability of political institutions as well as global financial markets and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates, interest rates and credit ratings have been and may continue to be subject to increased market volatility. Lack of clarity about future United Kingdom laws and regulations as the United Kingdom determines which EU laws to replace or replicate (including whether to replicate only in part or on different terms), including free trade agreements, commercial regulatory permissions including clearances and approvals, tax and customs laws, intellectual property rights, environmental, health and safety laws and regulations, data protection laws including with respect to transfers, immigration laws, employment laws and transport laws could increase costs, disrupt supply chains, depress economic activity and restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition and results of operations and this could adversely affect the value of the euro and the price of our shares.

Risks Related to Our Common Shares and this Offering

There is no existing market for our common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment, and you may not be able to sell your common shares at or above the initial public offering price.

Prior to this offering, there has not been a public market for our common shares. If an active trading market does not develop, you may have difficulty selling any of our common shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on Nasdaq, or otherwise, or how liquid that market might become. The initial public offering price for the common shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our common shares may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover our common shares after this offering or changes in financial estimates by analysts;

•	actual or anticipated variations in our operating results;

•

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

These and other factors may cause the market price and demand for our common shares to fluctuate substantially, which may limit or prevent investors from readily selling their common shares and may otherwise negatively affect the liquidity of our common shares. In addition, the stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months, that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our business, financial condition and results of operations.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association as they will read upon the closing of this offering, we will be authorized to issue up to 750,000,000 common shares, of which 151,855,776 common shares will be outstanding following this offering (or 153,998,676 common shares if the underwriters exercise their option to purchase additional common shares in full). We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. Our managing directors, supervisory directors and the holders of substantially all of our common shares have agreed to substantially similar lock-up provisions, subject to certain exceptions. Following the expiration of the lock-up period, our existing shareholders may determine to sell their common shares, subject to certain restrictions. See “Description of Share Capital and Articles of Association” and “Underwriting.” We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

We have broad discretion in the use of the net proceeds received by us from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return on your investment.

Although we currently intend to use the net proceeds received by us from this offering in the manner described in the section titled “Use of Proceeds” in this prospectus, our management has broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. For example, we intend to use the net proceeds received by us from this offering, together with cash on hand, to fund the development of our clinical and preclinical programs, for working capital, as well as for general corporate purposes. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are an “emerging growth company” and “smaller reporting company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer” with at least $700 million of equity securities; (iii) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We are not, and do not intend to become, regulated as an “investment company” under the Investment Company Act, and if we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if:

•

it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

it is an inadvertent investment company because, absent an applicable exemption, (i) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, or (ii) it owns or proposes to acquire investment securities having a value exceeding 45% of the value of its total assets (exclusive of U.S. government securities and cash items) and/or more than 45% of its income is derived from investment securities on a consolidated basis with its wholly owned subsidiaries.

We believe that we are engaged primarily in the business of developing treatments for mental health disorders and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as a clinical-stage biopharmaceutical company and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we are, or following this offering will be, an “orthodox” investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Furthermore, we believe that on a consolidated basis less than 45% of our total assets (exclusive of U.S. government securities and cash items) are composed of, and less than 45% of our income is derived from, assets that could be considered investment securities. We further believe that we maintain primary control over the majority of the atai companies for purposes of Rule 3a-1 under the Investment Company Act (as described more fully below) and that none of the atai companies over which we have primary control is in the business of investing, reinvesting or trading in securities or otherwise an investment company such that our interests in such atai companies are not considered investment securities for purposes of the Investment Company Act. Accordingly, we do not believe that we are, or following this offering will be, an inadvertent investment company by virtue of the 45% tests in Rule 3a-1 of the Investment Company Act as described in the second bullet point above. In addition, we believe that we are not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business.

Pursuant to Rule 3a-1 under the 1940 Act, an entity will not be considered an investment company if, on a consolidated basis with its wholly owned subsidiaries, less than 45% of its total assets (exclusive of U.S. government securities and cash items) are composed of assets that are investment securities, or the Asset Test, and less than 45% of its income is derived from investment securities, or the Income Test. Rule 3a-1 also provides that securities issued by a company (i) that is “controlled primarily” by the issuer, (ii) through which the issuer engages in a business other than that of investing, reinvesting, owning, holding, or trading in securities, and (iii) that is not, itself, an investment company will not be deemed investment securities for purposes of the Asset and Income Tests. In order for a company to be presumed to be “controlled primarily” by the issuer, the issuer must at a minimum control at least 25% of the voting securities of the company, and the degree of the issuer’s control must be greater than that of any other person. We believe that we maintain primary control over the majority of our atai companies for purposes of Rule 3a-1 and that none of the atai companies over which we have primary control is in the business of investing, reinvesting or trading in securities or is otherwise an investment company. We monitor and will continue to monitor our holdings in such atai companies in an effort to ensure continuing and ongoing control over such atai companies over which we have primary control for purposes of compliance with the requirements of Rule 3a-1. As a result we do not believe our interests in such atai companies will be deemed investment securities for purposes of Rule 3a-1. Accordingly, we believe that on a consolidated basis less than 45% of our total assets (exclusive of U.S. government securities and cash items) are composed of, and less than 45% of our income is derived from, assets that could be considered investment securities and we do not believe that we are, or following this offering will be, deemed to be an investment company.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. In order to ensure that we are not deemed to be an investment company, we may be limited in the assets that we may continue to own and, further, may need to dispose of or acquire certain assets at such times or on such terms as may be less favorable to us than in the absence of such requirement. If anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act (such as significant changes in the value of the atai companies or a change in circumstance that results in a reclassification of our interests in the atai companies for purposes of the Investment Company Act), the requirements imposed by the Investment Company Act could make it impractical for us to continue our business as currently conducted, which would materially adversely affect our business, financial condition and results of operations. In addition, if we were to become inadvertently subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts could be deemed unenforceable.

Investors purchasing common shares in this offering will experience immediate and substantial dilution as a result of this offering and any future equity issuances.

The assumed initial public offering price of our common shares is substantially higher than the pro forma net tangible book value per common share. Dilution is the difference between the initial public offering price per common share and the pro forma net tangible book value per common share after this offering. If you purchase common shares in this offering, you will incur immediate and substantial dilution in the amount of $10.98 per common share.

We also have approximately 30,091,952 outstanding share options to purchase common shares with exercise prices that are below the assumed initial public offering price of the common shares.

Furthermore, as of March 31, 2021, 1,000,000 convertible notes in bearer form in the principal amount of €1.00 each that are convertible into common shares in ATAI Life Sciences AG at a conversion price of €17.00 per share remain outstanding, which we expect to be exchangeable for shares of ATAI Life Sciences N.V. at the Exchange Ratio (as defined in “Corporate Reorganization”) following the completion of this offering, which would result in up to 16,000,000 common shares of ATAI Life Sciences N.V., as further described in “Corporate Reorganization.”

Shareholders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of common shares or grant rights to subscribe for shares.

In the event of an issuance of common shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the common shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. Prior to the closing of this offering, our management board, subject to approval of our supervisory board, will be authorized, for a period of five years from the completion of our corporate reorganization to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

One of our principal shareholders has a significant holding in the company which may give them influence in certain matters requiring approval by shareholders, including approval of significant corporate transactions in certain circumstances.

As of March 31, 2021, Apeiron held a 20.2% interest in ATAI Life Sciences AG. Accordingly, Apeiron may, as a practical matter, be able to influence certain matters requiring approval by shareholders, including approval of significant corporate transactions in certain circumstances. Such concentration of ownership may also have the effect of delaying or preventing any future proposed change in control. The trading price of our common shares could be adversely affected if potential new investors are disinclined to invest in us because they perceive disadvantages to a large shareholding being concentrated in the hands of a single shareholder. The interests of Apeiron and the investors that acquire our common shares may not be aligned. Apeiron may make acquisitions of, or investments in, other businesses in the same sectors as us or our programs. These businesses may be, or may become, competitors of us or our programs. In addition, other entities managed or advised by Apeiron may be in direct competition with us or our programs on potential acquisitions of, or investments in, certain businesses.

Claims of U.S. civil liabilities may not be enforceable against us.

We are organized and existing under the laws of the Netherlands, and, as such, under Dutch private international law rules the rights of our shareholders and the civil liability of our managing directors, supervisory directors and executive officers are governed in certain respects by the laws of the Netherlands. The ability of our shareholders in certain countries other than the Netherlands to bring an action against us, our managing directors and supervisory directors and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States.

As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our managing directors, supervisory directors and executive officers or to enforce against them or us judgments rendered by U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our managing directors, supervisory directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As of the date of this prospectus, the United States and the Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for the Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a foreign judgment is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.

In addition, actions brought in a Dutch court against us, our executive officers, directors, senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions or complicating factors. In particular, Dutch courts will apply Dutch private international law to determine the law applicable to such a claim, which rules may lead to applicability of a different law than U.S. law. Dutch courts do not award punitive or exemplary damages. Litigation in the Netherlands is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Dutch procedural law differs greatly from U.S. law with respect to pre-trial discovery and the disclosure of evidence during trial. Proceedings in the Netherlands would, in principle, have to be conducted in the Dutch language. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Dutch court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our executive officers, directors, senior management and the experts named in this prospectus.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our managing directors, supervisory directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

In addition, actions brought in a German court against us, our executive officers, directors, senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. German procedural law does not provide for pre-trial discovery of documents, nor does Germany support pre-trial discovery of documents under the 1970 Hague Evidence Convention. Proceedings in Germany would have to be conducted in the German language and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our executive officers, directors, senior management and the experts named in this prospectus.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or our executive officers, directors or certain experts named herein who are residents of or possessing assets in the Netherlands, Germany, or other countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Upon the closing of this offering, we will be a Dutch public company. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

Upon the closing of this offering, we will be a public company (naamloze vennootschap) organized under the laws of the Netherlands. Our corporate affairs are governed by our articles of association the rules of our management board and our supervisory board and our other internal rules and policies and by Dutch laws. However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

The rights of shareholders and the responsibilities of managing directors and supervisory directors may be different from the rights and obligations of shareholders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our managing directors and supervisory directors are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

For more information on relevant provisions of Dutch corporation law and of our articles of association, see “Description of Share Capital and Articles of Association” and “Comparison of Dutch Corporate Law and U.S. Corporate Law.”

Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove our managing directors or supervisory directors.

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our articles of association may make it more difficult for a third-party to acquire control of us or effect a change in our management board and supervisory board. These include:

•

a provision that our managing directors and supervisory directors are appointed on the basis of a binding nomination prepared by our supervisory board, which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital;

•

a provision that our managing directors and supervisory directors may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than 50% of our issued share capital (unless the dismissal is proposed by the supervisory board in which case a simple majority of the votes would be sufficient);

•

a provision allowing, among other matters, the former chairperson of our supervisory board or our former CEO, as applicable, to manage our affairs if all of our managing directors and supervisory directors are removed from office and to appoint others to be charged with the management and supervision of our affairs, until new managing directors and supervisory directors are appointed by the general meeting on the basis of a binding nomination discussed above; and

•

a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board with the approval of our supervisory board.

In addition, Dutch law allows for staggered multi-year terms of our managing directors and supervisory directors, as a result of which only part of our managing directors and supervisory directors may be subject to appointment or re-appointment in any one year.

We do not comply with all best practice provisions of the Dutch Corporate Governance Code, or DCGC.

Upon the closing of this offering, we will be subject to the DCGC. The DCGC contains principles and best practice provisions on corporate governance that regulate relations between the management board, the supervisory board and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the company is required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all best practice provisions of the DCGC. See “Description of Share Capital and Articles of Association.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Prior to this offering, we have been operating as a private company that was not required to comply with the obligations of a public company with respect to internal controls over financial reporting. We have historically operated with limited accounting personnel and other resources with which to address our internal controls over financial reporting.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2019 and 2020, we identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified were related to the design of internal controls as follows: (1) the lack of a sufficient number of trained professionals with the expertise to design, implement and execute a formal risk assessment process and formal accounting policies, procedures and controls over accounting and financial reporting to ensure the timely recording, review, and reconciliation of financial transactions while maintaining a segregation of duties; (2) the lack of formal processes and controls specific to the identification and recording of expense transactions, including stock based compensation, completely and accurately, and in the appropriate period; and (3) there were not a sufficient number of trained professionals with the appropriate U.S. GAAP technical expertise to identify, evaluate and account for complex transactions and review valuation reports prepared by external specialists. As a result, we did not design and maintain formal accounting policies, processes and controls related to complex transactions necessary for an effective financial reporting process. These deficiencies constitute material weaknesses in the design of our internal controls over financial reporting. As a result of the material weaknesses, we have relied, in part, on the assistance of outside advisors with expertise in these matters to assist us in the preparation of our consolidated financial statements and in our compliance with SEC reporting obligations related to this offering and expect to continue to do so while we remediate these material weaknesses.

We are implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including formalizing our processes and internal control documentation and strengthening supervisory reviews by our financial management; hiring additional qualified accounting and finance personnel and engaging financial consultants to enable the implementation of internal control over financial reporting and segregating duties amongst accounting and finance personnel; and planning to implement certain accounting systems to automate manual processes. We will also continue to engage third parties as required to assist with technical accounting, application of new accounting standards, tax matters, valuations of our equity instruments, contingent consideration, notes receivable and acquired in-process research and development.

While we are working to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time, provide an estimate of the timeframe we expect in connection with implementing our plan to remediate the material weaknesses. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. If we are unable to successfully remediate our existing material weaknesses, or other material weaknesses that may occur in the future, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result. We also could become subject to investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. However, upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by management. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

General Risk Factors

If we engage in additional acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We may engage in various additional acquisitions and strategic partnerships in the future, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of indebtedness or contingent or unknown liabilities;

•	the issuance of our equity securities which would result in dilution to our shareholders;

•	assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel and operating systems;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such an acquisition or strategic partnership;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals;

•

our inability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet our objectives or even to offset the associated transaction and maintenance costs; and

•	our incurrence of large one-time expenses and acquisition of intangible assets that could result in significant future amortization expense.

If any of these risks were to materialize as a result of additional acquisitions or strategic partnerships, this could materially adversely affect our business, financial condition and results of operations.

The trading price of our common shares may in the future be highly volatile, which could result in substantial losses for purchasers of our common shares in this offering, and a decline in our share price and invite securities litigation against our company or our management.

Our share price is likely to be highly volatile. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common shares at or above the public offering price and you may lose some or all of your investment. The market price for our common shares may be influenced by many factors, including:

•	the results of our ongoing, planned or any future preclinical studies, clinical trials or clinical development programs;

•	the timing, enrollment and results of clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

•	adverse results or delays in preclinical studies and clinical trials;

•	regulatory actions with respect to our product candidates or our competitors’ products and product candidates;

•	the success of existing or new competitive products or technologies;

•

any delay in our development or regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	commencement or termination of collaborations for our development programs;

•	failure or discontinuation of any of our development programs;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	our failure to commercialize our product candidates;

•	results of clinical trials of product candidates of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key scientific or management personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	successful manufacturing of our products;

•	the results of our efforts to develop additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results or development timelines;

•	our cash position;

•	trading volume of our common shares;

•	announcement or expectation of additional financing efforts;

•	sales of our common shares by us, our insiders or other shareholders;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in accounting practices or the ineffectiveness of our internal controls;

•	changes in estimates or recommendations by securities analysts, if any, that cover our shares, or the withdrawal of research coverage by securities analysts;

•	significant lawsuits, including intellectual property or shareholder litigation;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors specifically;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

In the past, securities class action litigation has often been brought against a company and its management following a decline in the market price of its securities. This risk is especially relevant for biopharmaceutical companies, which have experienced significant share price volatility in recent years. Such litigation, if instituted against us, could cause us or members of our management to incur substantial costs and divert management’s attention and resources from our business.

In addition, the trading prices for common stock of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. The COVID-19 pandemic continues to rapidly evolve. The extent to which the pandemic may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our common shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrades our common shares or publishes inaccurate or unfavorable research about our business, our share price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

This offering will have a significant transformative effect on us. Our business historically has operated as a privately owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common shares. We will also incur costs that we have not incurred previously, including, but not limited to, costs and expenses for managing directors’ and supervisory directors’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to retain, recruit and bring on a qualified independent supervisory board. We expect that the additional costs we will incur as a public company, including costs associated with corporate governance requirements, will be considerable relative to our costs as a private company.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common shares. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

When we become a public company following this initial public offering, we will be required by Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our second annual report following the completion of this offering. The process of designing and implementing internal control over financial reporting required to comply with this requirement will be time consuming, costly and complicated. If during the evaluation and testing process we identify one or more other material weaknesses in our internal control over financial reporting or determine that our existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. See “—We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.” In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. However, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the filing of our second annual report following the completion of this offering or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accountants for the foreseeable future.

We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the success, cost and timing of development of our product candidates, including the progress of preclinical and clinical trials;

•	our reliance on third parties to develop our product candidates and conduct our preclinical and clinical trials;

•	our ability to obtain and maintain regulatory approval of our product candidates;

•	our ability to compete with companies currently marketing or engaged in the development of product candidates for the treatment of mental health disorders;

•

the commercialization of our current product candidates and any other product candidates we may identify and pursue, if approved, including our ability to successfully build a specialty sales force and commercial infrastructure to market our current product candidates and any other product candidates we may identify and pursue;

•	our ability to identify and advance through clinical development any additional product candidates;

•	our ability to acquire additional programs or product candidates;

•	our ability to retain and recruit key personnel;

•

our ability to obtain, maintain and enforce intellectual property protection for our product candidates and our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others;

•	our ability to retain tax residency in Germany; and

•	our financial performance, our estimates of our expenses, ongoing losses, capital requirements and our needs for or ability to obtain additional financing.

You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $178.0 million (or $206.0 million if the underwriters exercise their option to purchase additional common shares from us in full), assuming an initial public offering price of $14.00 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses, by $13.3 million.

We intend to use the net proceeds from this offering, together with our current capital resources, as follows:

•	approximately $40.0 million to $50.0 million to fund the continued development of our programs at Perception, including the completion of the planned Phase 2 clinical trial for PCN-101;

•

approximately $30.0 million to $40.0 million to fund the continued development of our programs at Recognify, including the completion of the ongoing Phase 2a clinical trial for RL-007, which amount includes payments of $17.5 million upon the achievement of specified clinical and regulatory milestones;

•

approximately $12.0 million to $15.0 million to fund the continued development of our programs at DemeRx IB, up to Phase 2a clinical trials for DMX-1002, which amount includes payments of $12.0 million upon the achievement of specified clinical and regulatory milestones;

•

approximately $5.0 million to $10.0 million to fund the continued development of our programs at GABA, up to Phase 2a clinical trials for GRX-917, which amount includes payments of $1.5 million upon the achievement of specified development milestones;

•

approximately $5.0 million to $10.0 million to fund the continued development of our programs at Neuronasal, up to Phase 2a clinical trials for NN-101, which amount includes payments of $1.5 million upon the achievement of specified development milestones;

•

approximately $5.0 million to $10.0 million to fund the continued development of our programs at Kures, up to Phase 2a clinical trials for KUR-101, which amount includes payments of $8.7 million upon the achievement of specified development milestones;

•	approximately $10.0 million to $15.0 million to fund the continued development of our programs at Viridia, up to Phase 2a clinical trials for VLS-01;

•

approximately $15.0 million to $20.0 million to fund the continued development of the other programs in our pipeline, including designing and conducting preclinical studies, as well as funding discovery, manufacturing and research and development;

•	approximately $30.0 million to $35.0 million to fund the continued development of our enabling technologies;

•

approximately $75.0 million to $85.0 million to fund the acquisition of and development activities related to new programs and enabling technologies; although we have no material agreements, commitments or understandings with respect to any in-license or acquisition, we have and plan to continue to evaluate such opportunities and engage in related discussions with other business entities from time to time; and

•	the remainder to fund working capital and for general corporate purposes.

From time to time, to maintain or increase our ownership position in our atai companies, we may make additional investments in or purchase equity in our atai companies. In addition, we intend to make a one-time donation of 1% of the gross proceeds from this offering to the atai foundation once it is formed.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future. We may also use a portion of the net proceeds to in-license, acquire, or invest in additional businesses, technologies, products or assets. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from any preclinical studies or clinical trials we may commence in the future, our ability to take advantage of expedited programs or to obtain regulatory approval for any other product candidates we may identify and pursue, the timing and costs associated with the manufacture and supply of any other product candidates we may identify and pursue for clinical development or commercialization and any unforeseen cash needs. As a result, our management retains broad discretion over the allocation of the net proceeds from this offering.

Based on our planned use of the net proceeds from this offering, we estimate that such funds, together with our existing cash and the availability under our credit facility with Attersee, will be sufficient to enable us to fund our operations through 2023. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including term deposits, and short-term, investment-grade and interest-bearing instruments.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common shares in the past, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. As of the completion of our corporate reorganization, under Dutch law, we may only pay dividends to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by our articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of our management board with the approval of our supervisory board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our management board and supervisory board deem relevant.

Under our articles of association, our management board may decide that all or part of the profits are added to our reserves. After reservation of any profit, the remaining profit will be at the disposal of the general meeting for distribution, subject to restrictions of Dutch law and approval by our supervisory board. Our management board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting, but only with the approval of the supervisory board. Dividends and other distributions shall be made payable not later than the date determined by the management board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

CORPORATE REORGANIZATION

Introduction

ATAI Life Sciences B.V. is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) that was incorporated for the purpose of effecting this offering. Upon the incorporation of ATAI Life Sciences B.V. it was named Adripa Holding B.V. On January 11, 2021, the articles of association were amended to rename Adripa Holding B.V. into ATAI Life Sciences B.V. Upon incorporation, Apeiron Investment Group Ltd. became the sole shareholder of ATAI Life Sciences B.V., holding one common share in the capital of ATAI Life Sciences B.V., the nominal value of which (in the amount of €1.00) was not paid-in. Furthermore, by means of that amendment to the articles of association the nominal value of the common share held by Apeiron Investment Group Ltd. in ATAI Life Sciences B.V. was reduced to €0.16. The articles of association were last amended on June 7, 2021. As part of our corporate reorganization, all of the issued and outstanding bearer shares in ATAI Life Sciences AG were exchanged for new common shares of ATAI Life Sciences B.V. issued to the existing holders of such bearer shares in ATAI Life Sciences AG as part of such exchange and capital increase of ATAI Life Sciences B.V., and as a result, ATAI Life Sciences AG became a wholly owned subsidiary of ATAI Life Sciences B.V. effective April 23, 2021, while the former holders of bearer shares of ATAI Life Sciences AG became the shareholders of ATAI Life Sciences B.V. In connection with such exchange, the common share in ATAI Life Sciences B.V. held by Apeiron Investment Group Ltd. was cancelled (ingetrokken). On June 7, 2021, following and by means of a resolution of the general meeting and an amendment to the articles of association, the existing issued shares of ATAI Life Sciences B.V. were split applying a ratio of 1.6 to one, and the nominal value was reduced to €0.10 without changing the aggregate issued share capital. Subsequently and prior to this offering, ATAI Life Sciences B.V. will convert into a Dutch public company (naamloze vennootschap) and change its name to ATAI Life Sciences N.V. Therefore, investors in this offering will only acquire, and this prospectus only describes the offering of, common shares of ATAI Life Sciences N.V. We refer to the reorganization described above as our “corporate reorganization.”

The corporate reorganization consists of several steps as described below.

Exchange of ATAI Life Sciences AG Securities for ATAI Life Sciences B.V. Common Shares

In April 2021, all existing shareholders of ATAI Life Sciences AG each became a party to a notarial deed of issue under Dutch law. As part thereof, all existing shareholders (i) subscribed for new common shares in ATAI Life Sciences B.V. and (ii) agreed to transfer their respective shares in ATAI Life Sciences AG to ATAI Life Sciences B.V. as a contribution in kind on the aforementioned common shares in ATAI Life Sciences B.V. Immediately thereafter, the existing shareholders of ATAI Life Sciences AG effected such transfer of their respective shares in ATAI Life Sciences AG to ATAI Life Sciences B.V. in accordance with German law.

As a result of the issuance of common shares in ATAI Life Sciences B.V. to the shareholders of ATAI Life Sciences AG and payment of the nominal value of such shares in kind by the contribution and transfer of their respective shares in ATAI Life Sciences AG to ATAI Life Sciences B.V., ATAI Life Sciences B.V. became the sole shareholder of ATAI Life Sciences AG as of April 23, 2021.

Shares of ATAI Life Sciences B.V. to be Outstanding After the Corporate Reorganization and Share Split

On April 23, 2021, shares of ATAI Life Sciences AG were exchanged for common shares of ATAI Life Sciences B.V. on a 1-to-10 basis, or the Exchange Ratio, as provided for in the tender offer issued by ATAI Life Sciences B.V. and the notarial deed of issue.

On June 7, 2021, shares of ATAI Life Sciences B.V. were split applying a ratio of 1.6 to one, and the nominal value of the shares was reduced to €0.10, pursuant to a shareholders’ resolution and amendment to the articles of association.

Consequently, the issued capital of ATAI Life Sciences B.V. amounts to €13,756,977.60, consisting of 137,569,776 common shares, with a nominal value of €0.10 per share.

The corporate reorganization does not provide for an exchange of other persons with a right to acquire shares in the capital of ATAI Life Sciences AG, namely the holders of the persons with the right to acquire 1,000,000 common shares of ATAI Life Sciences AG issuable upon the exercise of conversion rights of convertible note holders that will remain outstanding following the completion of this offering at a conversion price of €17.00 per share, which we expect to be exchangeable for shares of ATAI Life Sciences N.V. at the Exchange Ratio following the completion of this offering, which would result in up to 16,000,000 common shares of ATAI Life Sciences N.V.

Conversion of ATAI Life Sciences B.V. into ATAI Life Sciences N.V.

Prior to the closing of this offering, the legal form of ATAI Life Sciences B.V. will be converted from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public company (naamloze vennootschap), and the articles of association of ATAI Life Sciences N.V., will become effective. The final step will take place by means of the execution of a notarial deed of conversion and amendment, which will take place prior to the listing of our common shares on Nasdaq. This deed of conversion and amendment will be executed following the delivery of a Dutch auditor’s statement confirming that, on a day within five months prior to the conversion, our shareholders’ equity was at least equal to the paid-in part of our issued share capital as set forth in the deed of conversion and amendment. The conversion and amendment will result in a name change from ATAI Life Sciences B.V. to ATAI Life Sciences N.V. Our articles of association as they will read upon the closing of this offering are further described in the section “Description of Share Capital and Articles of Association” and are filed (as an English translation of the official Dutch version) as an exhibit to the registration statement of which this prospectus forms a part.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021, as follows:

•	on an actual basis;

•

on a pro forma basis to give effect to the settlement in April 2021 of a $140.9 million share subscriptions receivable that was reflected in stockholders’ equity as of March 31, 2021 in connection with the closing of our Series D financing; and

•

on a pro forma as adjusted basis to give effect to the issuance and sale of 14,286,000 common shares in this offering, assuming an initial public offering price of $14.00 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements as of and for the periods ended December 31, 2019 and December 31, 2020 and our condensed consolidated financial statements as of and for the periods ended March 31, 2020 and March 31, 2021 and the related notes appearing at the end of this prospectus and “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$104,369	$245,237	$425,735

Convertible promissory notes—related parties, net of discounts and deferred issuance costs	$1,163	$1,163	$1,163
Stockholders’ equity:
Common stock	15,253	15,253	16,928
Additional paid-in capital	424,335	424,335	598,940
Share subscriptions receivable	(140,868)	—	—

Accumulated other comprehensive income (loss)	1,977	1,977	1,977

Accumulated deficit	(189,307)	(189,307)	(189,307)

Noncontrolling interests	8,603	8,603	8,603

Total stockholders’ equity	119,993	260,861	437,141

Total capitalization	$121,156	$262,024	$438,304

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total stockholders’ equity and total capitalization by $13.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of cash and cash equivalents, total stockholders’ equity and total capitalization by $13.0 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Amounts shown in the table above exclude:

•

18,525,696 common shares issuable upon the exercise of options outstanding under our 2020 Employee, Director and Consultant Equity Incentive Plan as of March 31, 2021 at a weighted average exercise price of $3.38 per share;

•

37,963,944 common shares, or 38,499,669 common shares if the underwriters exercise their option to purchase additional common shares from us in full, reserved for future issuance under our 2021 Incentive Award Plan as well as common shares that become available pursuant to provisions in the 2021 Incentive Award Plan that automatically increase the share reserve under the 2021 Incentive Award Plan as described in the section titled “Executive and Director Compensation—Incentive Compensation Plans”; and

•

1,000,000 common shares of ATAI Life Sciences AG issuable upon the exercise of conversion rights of convertible note holders that will remain outstanding following the completion of this offering at a conversion price of €17.00 per share, which we expect to be exchangeable for shares of ATAI Life Sciences N.V. at the Exchange Ratio (as defined in “Corporate Reorganization”) following the completion of this offering, which would in such case result in up to 16,000,000 common shares of ATAI Life Sciences N.V., as further described in “Corporate Reorganization.”

DILUTION

If you invest in our common shares in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per common share after this offering.

At March 31, 2021, we had a historical net tangible book value (deficit) of $115.2 million, or $0.88 per common share. Our historical net tangible book value (deficit) per share represents total tangible assets less total liabilities, divided by the number of common shares issued and outstanding as of March 31, 2021. At March 31, 2021, we had a pro forma net tangible book value of $256.0 million, corresponding to a pro forma net tangible book value of $1.97 per common share. Pro forma net tangible book value represents the amount of our total assets less our total liabilities, excluding intangible assets, divided by the total number of shares outstanding as of March 31, 2021, after giving effect to the settlement in April 2021 of a $140.9 million share subscriptions receivable that was reflected in stockholders’ equity as of March 31, 2021 in connection with the closing of our Series D financing.

After giving further effect to the sale of the 14,286,000 common shares offered by us in the offering at an assumed initial public offering price of $14.00 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value estimated at March 31, 2021 would have been approximately $436.5 million, representing $3.02 per common share. This represents an immediate increase in pro forma net tangible book value of $1.05 per common share to existing shareholders and an immediate dilution in net tangible book value of $10.98 per common share to new investors purchasing common shares in this offering. Dilution for this purpose represents the difference between the price per common shares paid by these purchasers and net tangible book value per common share immediately after the completion of the offering.

The following table illustrates this dilution to new investors purchasing common shares in the offering.

Assumed initial public offering price per common share		$14.00
Pro forma net tangible book value per common share at March 31, 2021	$1.97

Increase in net tangible book value per common share attributable to new investors	1.05

Pro forma as adjusted net tangible book value per common share at March 31, 2021 after giving effect to the offering		3.02

Dilution per common share to new investors in this offering		$10.98

Percentage of dilution per common share to new investors		78%

Each $1.00 increase (decrease) in the offering price per common share, respectively, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $0.09 per common share and the dilution to new investors purchasing common shares in the offering by $0.91 per common share. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $0.07 per common share and the dilution to new investors purchasing common shares in the offering by $0.07 per common share.

If the underwriters were to fully exercise their option to purchase additional shares, the pro forma as adjusted net tangible book value per common share after the offering would be $3.17 per common share, and the dilution per common share to new investors would be $10.83 per common share, in each case at the initial public offering price of $14.00 per common share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the sections entitled “Risk Factors” and “Prospectus Summary—Summary Consolidated Financial and Other Data,” and together with the consolidated financial statements, including the related notes, and the COMPASS consolidated financial statements and related notes, appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future. All references to years, unless otherwise noted, refer to our fiscal years, which end on December 31. For purposes of this section, all references to “we,” “us,” “our,” “atai” or the “Company” refer to atai and its consolidated subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company aiming to transform the treatment of mental health disorders. We founded atai Life Sciences in 2018 as a response to the significant unmet need and lack of innovation in the mental health treatment landscape, as well as the emergence of therapies that previously may have been overlooked or underused, including psychedelic compounds and digital therapeutics. We have built a pipeline of 10 development programs and six enabling technologies, each led by focused teams with deep expertise in their respective fields and supported by our internal development and operational infrastructure. We believe that several of our therapeutic programs’ target indications have potential market opportunities of at least $1 billion in annual sales, if approved. One of our atai companies, Recognify Life Sciences, has initiated a Phase 2a trial in the United States. We expect to initiate a Phase 2 trial for another program in 2021 and an additional three Phase 2 trials for other programs in 2022. We also expect to initiate Phase 1 trials for two of our programs in 2021 and an additional four in 2022.

Since our inception in 2018, we have focused substantially all of our efforts and financial resources on acquiring and developing product and technology rights, establishing our platform, building our intellectual property portfolio and conducting research and development activities for our product candidates within our atai companies that we consolidate based on our controlling financial interest of such entities. We operate a decentralized model to enable scalable drug or technological development at our atai companies. Our atai companies drive development of our programs and enabling technologies that we have either acquired a controlling or significant interest in or created de novo. We believe that this model provides our development teams the support and incentives to rapidly advance their therapeutic candidates or technologies in a cost-efficient manner. We look to optimize deployment of our capital in order to maximize value for our stakeholders.

We provide our development teams with access to shared services including scientific, intellectual property, clinical and regulatory support. Our global team of subject matter professionals provides deep domain expertise in areas such as mental health drug development and life sciences intellectual property. Development teams have access to relevant expertise specific to each stage of their development. We believe our knowledge and specialization in psychedelics and mental health continuously enhance the quality of the services we provide through the sharing of learnings and experiences across the teams. Examples of specific services we provide include project management, research and development, market strategy and development and corporate finance.

We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of our common stock and from issuances of convertible notes. To date, we have received gross cash proceeds of $361.5 million from sales of our common stock and convertible notes. We have incurred significant operating losses since our inception. For the years ended December 31, 2019 and 2020, we incurred net losses attributable to ATAI Life Sciences B.V.

stockholders of $14.1 million and $169.8 million, respectively. We had an accumulated deficit of $190.0 million as of December 31, 2020. For the three months ended March 31, 2020 and 2021, we recognized net income attributable to ATAI Life Sciences B.V. stockholders of $16.3 million and $0.7 million, respectively. We had an accumulated deficit of $189.3 million as of March 31, 2021. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of product candidates at our atai companies and at our atai companies that we consolidate based on our controlling financial interest of such entities as determined under the variable interest entity model, or VIEs. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years.

Our historical losses resulted principally from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. In the future, we intend to continue to conduct research and development, preclinical testing, clinical trials, regulatory compliance, market access, commercialization and business development activities that, together with anticipated general and administrative expenses, will result in incurring further significant losses for at least the next several years. Our operating losses stem primarily from development of our mental health research programs. Furthermore, following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, strategic collaborations and alliances or licensing arrangements. Our inability to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. There can be no assurances, however, that our current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all.

As of December 31, 2020, we had cash and cash equivalents of $97.2 million. Subsequent to December 31, 2020, we raised an aggregate of $157.1 million in gross proceeds from the issuance and sale of our Series D common stock in March 2021 and an aggregate of $12.2 million in gross proceeds from the issuance and sale of our Series C common stock pursuant to an additional closing. As of March 31, 2021, we had cash and cash equivalents of $104.4 million. As of March 31, 2021, $140.9 million of the gross proceeds from the issuance and sale of our Series D common stock was reflected as a share subscriptions receivable in stockholders’ equity on the condensed consolidated balance sheet, which was settled in April 2021. In addition, we have access to a $2.4 million credit facility with Attersee. As of the date hereof, we have not drawn down on this credit facility. We believe that our existing cash and our availability under this credit facility, together with the net proceeds from this offering, will be sufficient for us to fund our operating expenses and capital expenditure requirements through 2023. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources—Liquidity Risk” below.

Corporate Reorganization

ATAI Life Sciences B.V. (formerly Adripa Holding B.V.) is the parent company of ATAI Life Sciences AG. ATAI Life Sciences B.V. was incorporated pursuant to the laws of the Netherlands as a Dutch private company with limited liability on September 10, 2020 for the purposes of becoming a holding company for ATAI Life Sciences AG and for the purposes of consummating the corporate reorganization described below. ATAI Life Sciences B.V. has not conducted any operations prior to the corporate reorganization other than activities incidental to its formation. ATAI Life Sciences AG was formed as a separate company on February 7, 2018.

In contemplation of the consummation of our initial public offering, or IPO, of common shares, we undertook a corporate reorganization, or the Corporate Reorganization. The Corporate Reorganization consists of several steps as described below:

•	Exchange of ATAI Life Sciences AG Securities for ATAI Life Sciences B.V. Common Shares and Share Split: In April 2021, the existing shareholders of ATAI Life Sciences AG each became a party to a separate notarial deed of issue under Dutch law and (i) subscribed for new common shares in ATAI Life Sciences B.V. and (ii) transferred their respective shares in ATAI Life Sciences AG, on a 1 to 10 basis, or the Exchange Ratio, to ATAI Life Sciences B.V. as a contribution in kind on the common shares in ATAI Life Sciences B.V. As a result of the issuance of common shares in ATAI Life Sciences B.V. to the shareholders of ATAI Life Sciences AG and the contribution and transfer of their respective shares in ATAI Life Sciences AG to ATAI Life Sciences B.V., ATAI Life Sciences AG became a wholly owned subsidiary of ATAI Life Sciences B.V. No shareholder rights or preferences changed as a result of the share for share exchange. In connection with such exchange, the common share in ATAI Life Sciences B.V. held by Apeiron was cancelled. Furthermore, on June 7, 2021, shares of ATAI Life Sciences B.V. were split applying a ratio of 1.6 to one, and the nominal value of the shares was reduced to €0.10, pursuant to a shareholders’ resolution an amendment to the articles of association. Consequently, the issued capital of ATAI Life Sciences B.V. amounts to €13,756,977.60, consisting of 137,569,776 common shares with a nominal value of €0.10.

•

Conversion of ATAI Life Sciences B.V. into ATAI Life Sciences N.V.: Prior to the closing of this offering, the legal form of ATAI Life Sciences B.V. will be converted from a Dutch private company with limited liability to a Dutch public company, and the articles of association of ATAI Life Sciences N.V., will become effective. Following the Corporate Reorganization, ATAI Life Sciences N.V. will become the holding company of ATAI Life Sciences AG.

The Corporate Reorganization, as described above, is considered a continuation of ATAI Life Sciences AG resulting in no change in the carrying values of assets or liabilities. As a result, the financial statements for periods prior to the Corporate Reorganization are the financial statements of ATAI Life Sciences AG as the predecessor to ATAI Life Sciences B.V. for accounting and reporting purposes. All share, per-share and related information presented in these condensed consolidated financial statements and corresponding disclosure notes have been retrospectively adjusted, where applicable, to reflect the impact of the share exchange and share split resulting from the Corporate Reorganization. In connection with the Corporate Reorganization, outstanding share awards and option grants of ATAI Life Sciences AG were exchanged for share awards and option grants of ATAI Life Sciences B.V. with identical restrictions.

Factors Affecting our Performance

We believe that the most significant factors affecting our results of operations include:

Acquisitions

To continue to grow our business and to aid in the development of our various product candidates, we are continually acquiring and investing in companies that share our common goal towards advancing transformative treatments, including psychedelic compounds and digital therapeutics, for patients that suffer from mental health disorders. As of December 31, 2019, we spent $9.0 million on asset acquisitions for the following entities: Kures, Inc., EntheogeniX Biosciences, Inc., and DemeRx IB, Inc., which were all consolidated VIEs and included in our consolidated financial statements. As of December 31, 2020, we spent $2.0 million on acquiring Recognify Life Sciences, Inc., or Recognify, a consolidated VIE, which is included in our consolidated financial statements. As of March 31, 2021, we spent $1.4 million on asset acquisitions for the following entities: InnarisBio, PsyProtix, and Psyber.

Research and Development Expenses

Our ability to successfully develop innovative product candidates through our programs will be the primary factor affecting our future growth. Our approach to the discovery and development of our product candidates is still being demonstrated. As such, we do not know whether we will be able to successfully develop any products. Developing novel product candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. We have chosen to leverage our platform to initially focus on advancing our product candidates in the area of mental health.

All of our product candidates are still in development, and we have incurred and will continue to incur significant research and development costs for their preclinical studies and clinical trials. We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advancement and expansion of the development of our product candidates.

Acquisition of In-Process Research and Development Expenses

In an asset acquisition, including the initial consolidation of a VIE that is not a business, acquired in-process research and development, or IPR&D, with no alternative future is charged to the consolidated statements of operations as a component of operating expenses at the acquisition date.

Since inception, we have grown through acquisitions by continually acquiring and investing in companies. Our IPR&D expenses were $9.7 million and $12.0 million, representing 54.2%, and 11.5% of our total operating expenses, for the years ended December 31, 2019 and 2020, respectively. Our IPR&D expenses were $1.0 million representing 6.1% of our total operating expenses for the three months ended March 31, 2021. We did not incur IPR&D expense for the three months ended March 31, 2020. As we continue to acquire and invest in companies, we expect our IPR&D expenses to increase in absolute amounts and continue to represent a significant percentage of our total operating expenses.

Impact of COVID-19

We are monitoring the impact of the COVID-19 pandemic on our business. While we are working to manage our supply chain activities and mitigate potential disruptions to the production of our product candidates and any future therapeutic candidates, we expect there could be significant and material disruptions to our supply chains and operations, and associated delays in the manufacturing and supply of our product candidates and any future therapeutic candidates. Any such supply disruptions would adversely impact our ability to advance our product candidates, and our business, financial condition, results of operations and growth prospects could be materially adversely affected. The COVID-19 pandemic may also affect employees and patients involved in our clinical trials. Any negative impact the COVID-19 pandemic has on patient enrollment or treatment or the development of our product candidates and any future therapeutic candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates and any future therapeutic candidates, if approved, increase our operating expenses, and have a material adverse effect on our financial results. The COVID-19 pandemic has also caused significant volatility in public equity markets and disruptions to the United States and global economies. This increased volatility and economic dislocation may make it more difficult for us to obtain financing on favorable terms, or at all.

In response to the COVID-19 pandemic, we have taken temporary precautionary measures intended to help minimize our risk of exposure to the virus for our employees, including closing our offices and temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for our employees, delaying and changing the location of trials and discouraging employee attendance at industry events and in-person work-related meetings, none of which have had an adverse impact on our business.

The extent of the impact of the COVID-19 pandemic on our preclinical studies or clinical trial operations, our supply chain and manufacturing and our office-based business operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration or severity of the pandemic or the effectiveness of containment actions or treatments.

Basis of Presentation and Consolidation

Since inception, we have either created wholly owned subsidiaries or have made investments in non-wholly owned VIEs that we consolidate based on our controlling financial interest as determined under the variable interest entity model. We utilize the equity method to account for investments in common stock or in-substance common stock when we have the ability to exercise significant influence, but not control, over the operating and financial decisions of the investee. We elect the measurement alternative for equity investments not accounted for under the equity method that do not have readily determinable fair values and do not qualify for the practical expedient in ASC 820 to estimate fair value using the net asset value per share. Under the measurement alternative, we record the investment at cost less impairment losses, if any, unless we identify observable price changes in orderly transactions for the identical or a similar investment of the same issuer, in which case we measure our investments at fair value as of the date that the observable transaction occurred. We recognize any nonredeemable and redeemable noncontrolling interests related to our VIEs in which we are the primary beneficiary in equity and temporary equity, respectively, in the consolidated balance sheet. The amount of net loss attributable to redeemable noncontrolling interests and noncontrolling interests are included in consolidated net loss on the face of the consolidated statements of operations. The tables below show our principal subsidiaries as of December 31, 2019 and 2020, and March 31, 2021.

Wholly owned subsidiaries

Consolidated Entities	Date of Formation
ATAI Life Sciences US, Inc.	February 2019
Viridia Life Sciences, Inc.	June 2020
IntroSpect Digital Therapeutics, Inc.	June 2020
EmpathBio, Inc.	June 2020
Revixia Life Sciences, Inc.	October 2020

Consolidated VIEs

		Ownership Percentage(1) as of December 31,		Ownership Percentage(1) as of March 31,
Consolidated Entities	Date Control Obtained	2019	2020	2021
Perception Neuroscience Holdings, Inc	November 2018	50.1%	50.1%	50.1%
Kures, Inc(2).	August 2019	57.1%	54.1%	54.1%
EntheogeniX Biosciences, Inc.	November 2019	80.0%	80.0%	80.0%
DemeRx IB, Inc.	December 2019	59.5%	59.5%	59.5%
Recognify Life Sciences, Inc.	November 2020	N/A	51.9%	51.9%
PsyProtix, Inc.	February 2021	N/A	N/A	75.0%
Psyber, Inc.	February 2021	N/A	N/A	75.0%
InnarisBio, Inc.	March 2021	N/A	N/A	82.0%

(1)	Ownership percentage is calculated on an actual basis.
(2)	Change in ownership reflects issuance of additional shares to the Trustees of Columbia University, or Columbia, following execution of the Kures License Agreement.

Investments Accounted for Under the Equity Method

		Common Stock Ownership Percentage(1) as of December 31,		Common Stock Ownership Percentage(1) as of March 31,
Investment	Date First Acquired	2019	2020	2021
Innoplexus AG (common stock)	August 2018	35.0%	35.0%	35.0%
Compass Pathways plc (public company ordinary shares)(2)	December 2018	8.0%	22.1%	21.6%
Neuronasal, Inc. (common stock)	October 2020	N/A	9.8%	21.1%
GABA Therapeutics, Inc. (common stock)(3)	November 2020	N/A	7.5%	7.5%

(1)	Common stock ownership percentage represents our common stock ownership percentage of our equity method investee’s outstanding common stock.
(2)

On August 7, 2020, as part of a corporate reorganization, all shareholders of COMPASS Pathfinder Holdings Limited exchanged their shares for newly issued shares of COMPASS Rx Limited. COMPASS Rx Limited was re-registered as a public limited company and renamed COMPASS Pathways plc, effective on August 21, 2020.

(3)	We are deemed to have significant influence over this entity through our total ownership interest in the entity’s equity, including our investment in the respective entity’s preferred stock.

Investments Accounted for Under the Measurement Alternative

Investment	Date First Acquired
Compass Pathways plc (preferred stock)(1)	August 2018
GABA Therapeutics, Inc. (preferred stock)	August 2019
DemeRx NB, Inc. (preferred stock)	December 2019
Neuronasal, Inc. (preferred stock)	December 2019
Juvenescence Limited	June 2018
Innoplexus AG (preferred stock)	March 2019

(1)

As discussed above, Compass Rx Limited was renamed Compass Pathways plc, or COMPASS, prior to the consummation of Compass Rx Limited’s initial public offering in September 2020. In connection with COMPASS’ initial public offering, all outstanding shares of COMPASS Rx Limited preferred stock were converted into ordinary shares of COMPASS. Accordingly, as of December 31, 2020, we accounted for our investments in COMPASS under the equity method.

As of December 31, 2019, in consideration of our ownership interest in common stock and preferred stock of the above investments under the equity method, our total ownership interest in COMPASS and Innoplexus was 25.9% and 25.8%, respectively. The total ownership interest is calculated based on the total number of common stock and preferred stock outstanding.

As of December 31, 2020, in consideration of our ownership interest in common stock and preferred stock of the above investments under the equity method, our total ownership interest in COMPASS, GABA, Neuronasal, and Innoplexus was 22.1%, 31.2%, 37.2% and 25.8%, respectively. As of March 31, 2021, in consideration of our ownership interest in common stock and preferred stock of the above investments under the equity method, our total ownership interest in COMPASS, GABA, Neuronasal, and Innoplexus was 21.6%, 31.2%, 48.8% and 25.8%, respectively. The total ownership interest is calculated based on the total number of common stock and preferred stock outstanding.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales, and do not expect to generate any revenue from the sale of our product candidates for the foreseeable future. If our development efforts for our product candidates are successful and results in regulatory approval or collaboration or license agreements with third parties, we may generate revenue in the future from product sales, payment from collaboration or license agreements that we may enter into with third parties or any combination thereof. We cannot predict if, when or to what extent we will generate revenue from the commercialization and sale of our product candidates. We may never succeed in obtaining regulatory approval for any of our product candidates.

License Revenue

We may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with counterparties for the development and commercialization of our product candidates. The agreements may have units of account within the scope of ASC 606 where the counterparties meets the definition of a customer as well as units of account within the scope of ASC 808 where both parties are determined to be active participants. The arrangements may contain multiple components, which may include (i) licenses, or options to obtain licenses to our intellectual property or sale of our license, (ii) research and development activities, (iii) participation on joint steering committees, and (iv) the manufacturing of commercial, clinical or preclinical material. Payments pursuant to these arrangements may include non-refundable, upfront payments, milestone payments upon the achievement of significant development events, research and development reimbursements, sales milestones, and royalties on product sales. The amount of variable consideration is constrained until it is probable that the revenue is not at a significant risk of reversal in a future period. The contracts into which we enter generally do not include significant financing components.

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under each of our collaboration and license agreements, we perform the following steps: (i) identification of the promised goods or services in the contract within the scope of ASC 606; (ii) determination of whether the promised goods or services are performance obligations including whether they are capable of being distinct and distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. As part of the accounting for these arrangements we must use significant judgment to determine: (a) the number of performance obligations based on the determination under step (ii) above; (b) the transaction price under step (iii) above; (c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above; and (d) the measure of progress in step (v) above. We use judgment to determine whether milestones or other variable consideration, except for sales-based milestones and royalties on license arrangements, should be included in the transaction price as described further below.

If a license to our intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, we recognize revenue from consideration allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other elements, we consider factors such as the research, development, manufacturing and commercialization capabilities of the counterparties and the availability of its associated expertise in the general marketplace. In addition, we consider whether the counterparties can benefit from a promise for its intended purpose without the receipt of the remaining elements, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. We evaluate the measure of progress as of each reporting period and, if necessary, adjust the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, is subject to estimates by management and may change over the course of the arrangement. Such a change could have a material impact on the amount of revenue we record in future periods.

Milestone Payments: At the inception of each arrangement that includes milestone payments, we evaluate whether the milestones are considered probable of being achieved and estimate the amount to be included in the transaction price using the most-likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of us or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. We evaluate factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the respective milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, we reevaluate the probability of achievement of all milestones subject to constraint and, if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Royalties: For license arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, we have not recognized any royalty revenue resulting from any of our licensing arrangements.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates, which include:

•	employee-related expenses, including salaries, related benefits and stock-based compensation, for employees engaged in research and development functions;

•	expenses incurred in connection with the preclinical and clinical development of our product candidates, including our agreements with third parties, such as consultants and CROs;

•	expenses incurred under agreements with consultants who supplement our internal capabilities;

•	the cost of lab supplies and acquiring, developing and manufacturing preclinical study materials and clinical trial materials;

•	costs related to compliance with regulatory requirements;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs; and

•	payments made in connection with third-party licensing agreements.

We expense all research costs in the periods in which they are incurred, and development costs are capitalized only if certain criteria are met. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and third-party service providers. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense when the goods have been delivered or the services have been performed, or when it is no longer expected that the goods will be delivered or the services rendered. Upfront payments under license agreements are expensed upon receipt of the license, and annual maintenance fees under license agreements are expensed in the period in which they are incurred. Milestone payments under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

Our direct research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs and research laboratories in connection with our preclinical development, process development, manufacturing and clinical development activities. Our direct research and development expenses by program also include fees incurred under third-party license agreements.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future in connection with our planned preclinical and clinical development activities in the near term and in the future.

The successful development of our product candidates is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of these product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates. This is due to the numerous risks and uncertainties associated with developing products, including the uncertainty of whether (i) any clinical trials will be conducted or progress as planned or completed on schedule, if at all, (ii) we obtain regulatory approval for our product candidates and (iii) we successfully commercialize product candidates.

Acquisition of In-Process Research and Development Expenses

Acquisition of in-process research and development expenses consist of acquired in-process research and development with no future alternative use based on the probability of clinical success. We expect our acquisition of IPR&D expenses to increase as we continue to grow and expand.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate and business development and administrative functions, professional fees for legal, patent, accounting, auditing, tax and consulting services, travel expenses and facility-related expenses, which include allocated expenses for rent and maintenance of facilities, advertising, and information technology-related expenses.

We expect that our general and administrative expenses will increase in the future as we increase our general and administrative headcount to support our continued research and development and potential commercialization of our product candidates. We also expect to incur increased expenses associated with being a public company in the United States, including costs of accounting, audit, information systems, legal, regulatory and tax compliance services, director and officer insurance costs and investor and public relations costs.

Other Income (Expense), Net

Interest Income

Interest income consists of interest earned on cash balances held in interest-bearing accounts and interest earned on notes receivable. We expect that our interest income will fluctuate based on the timing and ability to raise additional funds as well as the amount of expenditures for our research and development of our product candidates and ongoing business operations.

Change in Fair Value of Contingent Consideration Liability—Related Parties

In November 2018, Perception Holdings entered into a series of transactions including a Stock Purchase Agreement to acquire 100% of the equity of Perception Neuroscience Inc., or Perception Neuroscience. In connection with a Stock Purchase Agreement, or the Perception SPA, between us, Perception Holdings and Perception Neuroscience, we are required to make milestone payments and sub-single-digit royalty payments to a founder of Perception Neuroscience upon the achievement of certain development milestones and royalties on future revenue. Also, in connection with the Perception SPA, Perception Holdings entered into a call option agreement with one of the founders of Perception Neuroscience, whereby Perception Holdings was granted an option to repurchase 2,350,000 shares of its Class B common stock from the founder. Upon the exercise of the call option, the other founder was entitled to receive a contingent consideration payment. The contingent consideration liability – related parties was initially recorded as a liability and measured at fair value upon the acquisition date and is subsequently remeasured to fair value at each reporting date. See Note 4 to our consolidated financial statements included elsewhere in this prospectus.

Change in Fair Value of Short Term Notes Receivable—Related Party

Changes in fair value of short term notes receivable—related party, including interest, consists of subsequent remeasurement of our short term notes receivable-related party with Innoplexus and COMPASS for which we have elected the fair value option. The Innoplexus notes were converted during 2019, and the COMPASS notes were converted during 2020. See “—Liquidity and Capital Resources—Indebtedness” below for further discussion of our short term notes receivable – related party.

Change in Fair Value of Convertible Promissory Notes

Changes in fair value of convertible promissory notes consists of subsequent remeasurement of our convertible promissory notes for which we have elected the fair value option. See “—Liquidity and Capital Resources—Indebtedness” below for further discussion of our convertible promissory notes.

Change in Fair Value of Derivative Liability

On March 16, 2020, Perception entered into a convertible promissory note agreement, or the Perception Note Purchase Agreement, that provided for the issuance of convertible notes of $3.3 million to us and $0.6 million to other investors. On December 1, 2020, Perception entered into an additional convertible promissory note agreement, or the Perception Convertible Promissory Note Agreement, with us and other investors, including related parties, which provided for the issuance of convertible notes of $5.8 million to us and $1.2 million to other investors as of March 31, 2021. The Perception convertible promissory notes issued to us represent intercompany debt and are eliminated upon consolidation. The Perception convertible promissory notes contain certain embedded features, which are redemption features and meet the definition of derivative instruments. We classify these instruments as a liability on our consolidated balance sheets as the redemption features involve substantial discounts, provide for the accelerated repayment of the notes upon the occurrence of specified events, and are not clearly and closely related to its host instrument. The derivative liability associated with the Perception convertible promissory notes was initially recorded at fair value upon issuance of the convertible promissory notes and is subsequently remeasured to fair value at each reporting date. The Perception convertible promissory notes and the derivative liability have been presented as convertible promissory notes and derivative liability in our consolidated balance sheet of which $1.3 million is classified as short-term and
$0.5 million is classified as long-term. Changes in the fair value of the derivative liability are recognized as a component of other income (expense), net in the consolidated statements of operations. Changes in the fair value of the derivative liability will continue to be recognized until the convertible promissory notes are no longer outstanding.

Unrealized Gains on Other Investments

In March 2020, we entered into a series of transactions including the purchase of additional shares of COMPASS Series A and Series B preferred stock under the secondary Series A preferred stock purchase agreement and the Series B preferred stock subscription agreement, respectively. In April 2020, COMPASS entered into a Series B preferred stock subscription agreement with other investors for issuance of its Series B preferred stock, which resulted in the automatic conversion of our COMPASS convertible notes receivable into shares of COMPASS Series B preferred stock. We remeasured our investment in COMPASS’ Series A preferred shares to fair value due to the observable price change in connection with COMPASS’ secondary Series A preferred stock purchase in March 2020 and recognized unrealized gains on other investments in the consolidated statements of operations in association with the transaction.

Loss on Asset Acquisition of a Variable Interest Entity

In connection with our acquisition of Recognify’s Series A preferred stock through the Series A Preferred Stock Purchase Agreement, or the Recognify Purchase Agreement, we obtained majority control of Recognify’s board of directors, resulting in us having unilateral rights to control all decisions related to the significant activities of Recognify. We concluded that Recognify was not considered a business based on our assessment under ASC 805 and accounted for our preferred stock purchase in Recognify as an initial consolidation of a VIE that is not a business under ASC 810 as discussed in Note 3 of our consolidated financial statements included elsewhere in this prospectus. We measured the assets acquired, liabilities assumed and noncontrolling interest in the transaction based on their fair values as of the acquisition date, resulting in a loss of $0.5 million in our consolidated statements of operations for the year ended December 31, 2020.

Other Income (Expense), net

Other income (expense), net consists principally of interest expense, foreign currency transactions gains and losses, impairment related to our other investments and credits related to our research and development tax credits which are claimed from the Australian tax authority, in respect to qualifying research and development costs incurred.

Income Tax

For our consolidated entities, deferred income taxes are provided for the effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

We regularly assess the need to record a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Accordingly, we have recorded a valuation allowance of $3.6 million and $14.2 million, which primarily relate to our German and overseas tax loss carryforwards, as of December 31, 2019 and 2020, respectively. Additionally, we have recorded a valuation allowance of $6,000, which primarily relate to our German and overseas tax loss carryforwards, as of March 31, 2021. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. The future realization of deferred tax assets is subject to the existence of sufficient taxable income of the appropriate character (e.g., ordinary income or capital gain) as provided under the carryforward provisions of local tax law. We consider the scheduled reversal of deferred tax liabilities (including the effect in available carryback and carryforward periods), future projected taxable income, including the character and jurisdiction of such income, and tax-planning strategies in making this assessment.

Unrecognized tax benefits arise when the estimated benefit recorded in the financial statements differs from the amounts taken or expected to be taken in a tax return because of the considerations described above. As of December 31, 2019, December 31, 2020 and March 31, 2021, we had no unrecognized tax benefits.

Losses from Investments in Equity Method Investees, Net of Tax

Losses from investments in equity method investees, net of tax consists of our share of equity method investees losses on the basis of our equity ownership percentage, IPR&D charges resulting from basis differences and impairment related to our equity method investments.

Net Loss Attributable to Redeemable Noncontrolling Interests and Noncontrolling Interests

Net loss attributable to redeemable noncontrolling interests and noncontrolling interests in our consolidated statements of operations is a result of our investments in certain of our consolidated VIEs, and consists of the portion of the net loss of these consolidated entities that is not allocated to us. Net losses in consolidated VIEs are attributed to redeemable noncontrolling interests and noncontrolling interests considering the liquidation preferences of the different classes of equity held by the shareholders in the VIE and their respective interests in the net assets of the consolidated VIE in the event of liquidation, and their pro rata ownership. Changes in the amount of net loss attributable to redeemable noncontrolling interests and noncontrolling interests are directly impacted by changes in the net loss of our VIEs and our ownership percentage changes.

Results of Operations

Three Months Ended March 31, 2020 and 2021 (unaudited)

The table and discussion below present the results for the three months ended March 31, 2020 and 2021:

	Three Months Ended March 31, (unaudited)
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
License revenue	$—	$19,880	$19,880	100%
Operating expenses:
Research and development	2,144	5,585	3,441	160.5%
Acquisition of in-process research and development	—	972	972	100%
General and administrative	1,570	9,273	7,703	490.6%

Total operating expenses	3,714	15,830	12,116	326.2%

(Loss) income from operations	(3,714)	4,050	7,764	(209.0)%

Other income (expense), net:
Interest income	21	37	16	76.2%
Change in fair value of contingent consideration liability – related parties	(24)	251	275	(1,145.8%)
Change in fair value of short-term notes receivable - related party	718	—	(718)	(100%)
Change in fair value of convertible promissory notes	1,127	—	(1,127)	(100%)
Change in fair value of derivative liability	—	41	41	100%
Unrealized gains on other investments	19,856	—	(19,856)	(100%)
Other (expense) income, net	(83)	1,374	1,457	(1,755.4)%

Total other income (expense), net	21,615	1,703	(19,912)	(92.1%)

Net income before income taxes	17,901	5,753	(12,148)	(67.9%)
Provision for income taxes	—	(6)	(6)	100%
Losses from investments in equity method investees, net of tax	(2,021)	(1,703)	318	(15.7%)

Net income	$15,880	$4,044	$(11,836)	(74.5%)
Net (loss) income attributable to redeemable noncontrolling interests and noncontrolling interests	(422)	3,356	3,778	(895.3%)

Net income attributable to ATAI Life Sciences B.V. stockholders	$16,302	$688	$(15,614)	(95.8%)

License Revenue

No license revenue was recognized for the three months ended March 31, 2020. License revenue was $19.9 million for the three months ended March 31, 2021, which related to a license and collaboration agreement entered into with Otsuka Pharmaceutical Co., LTD, or Otsuka, whereby Otsuka was granted an exclusive right to develop and commercialize products containing PCN-101 in Japan at its own cost and expense. The license revenue was recognized upon delivery of the license to Otsuka during the period.

Research and Development Expenses

The table and discussion below present research and development expenses for the three months ended March 31, 2020 and 2021:

	Three Months Ended March 31, (unaudited)
	2020	2021	Change	% Change
	(in thousands, except percentages)
Direct research and development expenses by program:
PCN-101 (Perception Neuroscience)	$700	$1,700	$1,000	142.9%
KUR-101 (Kures)	674	294	(380)	(56.4)%
Novel compounds (EntheogeniX)	117	112	(5)	(4.3)%
DMX-1002 (DemeRx IB)	209	886	677	323.9%
RL-007 (Recognify)	—	400	400	100%
VLS-01 (Viridia)	—	421	421	100%
EMP-01 (EmpathBio Inc)	—	83	83	100%
RLS-01 (Revixia)	—	91	91	100%
Other (Psyber/Introspect/InnarisBio)	—	5	5	100%
Unallocated research and development expenses:
Personnel expenses	404	1,535	1,131	280.0%
Professional and consulting services	40	56	16	40.0%
Other	—	2	2	100%

Total research and development expenses	$2,144	$5,585	$3,441	160.5%

Research and development expenses were $2.1 million for the three months ended March 31, 2020, compared to $5.5 million for the three months ended March 31, 2021. The increase of $3.4 million, or 160.5%, was largely due to an increase of $1.0 million of direct costs attributable to an increase in the number of product candidates under development, an increase of $1.3 million related to the further development of PCN-101, KUR-101 and DMX-1002, discussed below, as well as an increase of $1.1 million of unallocated research and development expense.

The increase in direct costs for PCN-101 was primarily due to an increase of $0.6 million in drug manufacturing costs, $0.3 million in preclinical activities, $0.3 million in consulting and personnel related costs, offset by a decrease of $0.2 million in clinical development costs.

The decrease in direct costs for KUR-101 was primarily due to a $0.4 million decrease in manufacturing and control processes costs and other preclinical activities.

The increase in direct costs for DMX-1002 program was primarily due to an increase of $0.5 million in clinical development costs and $0.2 million increase in consulting and personnel related costs.

The direct costs for RL-007 program was primarily due to $0.2 million in manufacturing and control processes costs and other preclinical activities and $0.2 million of personnel related costs, which was inclusive of $0.1 million of stock-based compensation expense.

The direct costs for VLS-01 program was primarily due to $0.4 million in manufacturing and control processes and other preclinical activities.

The direct costs for EMP-001 was primarily due to a $0.1 million manufacturing and control processes costs and other preclinical activities.

The direct costs for RLS-01 was primarily due to a $0.1 million manufacturing and control processes costs and other preclinical activities.

We did not incur any significant direct costs in association with IntroSpect, Psyber, or InnarisBio during the three months ended March 31, 2020. During the three months ended March 31, 2021, the increase in direct costs associated with these programs was primarily due to the ramp up of preclinical development and initial clinical-stage activities.

In addition, the increase in unallocated research and development expenses was largely attributable to personnel-related costs of $1.1 million.

Acquisition of In-Process Research and Development Expense

The table and discussion below present acquisition of in-process research and development expense for the three months ended March 31, 2020 and 2021:

	Three months Ended March 31, (unaudited)
	2020	2021	Change	% Change
	(in thousands, except percentages)
Acquisition of in-process research and development expense by program:
Novel compounds (InnarisBio)	$—	$972	$972	100%

Total acquisition of in-process research and development expenses	$—	$972	$972	100%

We did not record acquisition of in-process research and development expenses for the three months ended March 31, 2020. Acquisition of in-process research and development expenses was $1.0 million for the three months ended March 31, 2021, which was primarily due to IPR&D acquired from InnarisBio in 2021. The acquired IPR&D were all considered to have no future alternative use.

General and Administrative Expenses

General and administrative expenses were $1.6 million for the three months ended March 31, 2020 compared to $9.3 million for the three months ended March 31, 2021. The increase of $7.7 million, or 490.6%, was largely due to our operations expanding, increased compensation, adding more atai Controlled Entities and development programs and preparing to become a public company. The increase consisted of $2.4 million in personnel-related costs, an increase of $4.9 million in professional fees associated with legal, accounting, auditing, tax, patent and consulting services and an increase of $0.4 million related to travel expenses and facility-related expenses, which include allocated expenses for rent and maintenance of facilities and other operating costs, advertising and information technology-related expenses.

Interest Income

Interest income for the three months ended March 31, 2020 and 2021 primarily consisted of interest earned on our cash balances and notes receivable during these periods. We had interest income for the three months ended March 31, 2020 and 2021 of $21,000 and $37,000, respectively.

Change in Fair Value of Contingent Consideration Liability—Related Parties

The milestone and royalty payments in relation to the acquisition of Perception Neuroscience were recorded at the acquisition date or at the exercise date related to the call option, and is subsequently remeasured to fair value as of March 31, 2020, resulting in an expense of $24,000 and an income of $0.3 million being recognized for the three months ended March 31, 2020 and 2021, respectively. The increase of $0.3 million was primarily attributable to

Perception’s completion of its Phase 1 clinical trial in September 2020, which increased the probability of the milestone event occurring, and a potential license agreement with a third-party pharmaceutical company, which would include an upfront payment and additional milestone payments. As the license agreement had not been executed as of December 31, 2020, we used a probability weighted approach for the royalty payments, where 80% was applied to the license scenario and 20% was applied to the no-license scenario. At March 31, 2021, the license transaction had closed and the scenario-based method with 80%/20% probability was no longer used.

Change in Fair Value of Short Term Notes Receivable—Related Party

Change in fair value of short term notes receivable with COMPASS for the three months ended March 31, 2020 were $0.7 million. No change in fair value of short term notes receivable of related parties was recognized for the three months ended March 31, 2021. The Innoplexus notes were converted during 2019, and the COMPASS notes were converted during 2020.

Change in Fair Value of Convertible Promissory Notes

Change in fair value of convertible promissory notes for the three months ended March 31, 2020 and 2021 were $1.1 million, which was primarily associated with the change in fair value of our 2020 convertible notes, or the 2020 Notes. No changes in fair value of convertible promissory notes were recognized for the three months ended March 31, 2021 as the 2020 Notes were converted in November 2020. The change in fair value of the 2020 Notes was primarily attributable to an increase in the fair value of the underlying common stock in 2020 leading up to the conversion of the convertible promissory notes into our common shares in November 2020.

Change in Fair Value of Derivative Liability

We did not recognize a change in fair value of derivative liability for the three months ended March 31, 2020 as the convertible promissory notes were entered into in March 2020. Change in fair value of derivative liability was $41,000 for the three months ended March 31, 2021, which was primarily due to the additional issuance of convertible promissory notes in January 2021 and the increased probability of a potential licensing transaction with a third-party pharmaceutical company and a decrease in the probability of a potential preferred equity financing round.

Unrealized Gains on Other Investments

Unrealized gains on other investments for the three months ended March 31, 2020 was $19.9 million. No unrealized gains on other investments were recognized for the three months ended March 31, 2021. This mainly related to our remeasurement of our investment in COMPASS’ Series A preferred shares to fair value due to the observable price change in connection with COMPASS’ secondary Series A preferred stock purchase in March 2020.

Loss on Asset Acquisition of a Variable Interest Entity

We did not incur loss on asset acquisition of a variable interest entity during the three months ended March 31, 2020. Loss on asset acquisition of a variable interest entity was $0.1 million for the three months ended March 31, 2021. This increase was related to our acquisition of InnarisBio in March 2021.

Other Income (Expense), Net

Other (expense) income, net for the three months ended March 31, 2020 was ($0.1) million, compared to $1.4 million for the three months ended March 31, 2021. The decrease of $1.5 million was primarily related to foreign currency gains.

Income Tax

We did not incur income tax expense for the three months ended March 31, 2020. We incurred income tax expense for $6,000 for the three months ended March 31, 2021. The income tax expense relates to book profits and thus taxable profits generated in one of our United States subsidiaries. Given our early stage development and lack of prior earnings history, we have a full valuation allowance primarily related to German and overseas tax loss carryforwards that we do not consider more likely than not to be realized.

Losses from Investments in Equity Method Investees

Losses from investment in equity method investees for the three months ended March 31, 2020 and 2021 were $2.0 million and $1.7 million, respectively. Loss from investment in equity method investees for the three months ended March 31, 2020 and 2021, primarily consisted of $2.0 million and $1.7 million, respectively, of our share of equity method investee losses on the basis of our equity ownership percentages or based on our proportionate share of the respective class of securities in our other investments in the event that the carrying amount of our equity method investments was zero.

Years Ended December 31, 2019 and 2020

The table and discussion below present the results for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020	$ Change	% Change
		(in thousands, except percentages)
Operating expenses:
Research and development	$3,084	$11,408	$8,324	269.9%
Acquisition of in-process research and development	9,674	12,020	2,346	24.3%
General and administrative	5,090	80,734	75,644	1,486.1%

Total operating expenses	17,848	104,162	86,314	483.6%

Loss from operations	(17,848)	(104,162)	(86,314)	483.6%

Other income (expense), net:
Interest income	23	71	48	208.7%
Change in fair value of contingent consideration liability – related parties	(74)	(1,133)	(1,059)	1,431.1%
Change in fair value of short-term notes receivable - related party	697	718	21	3.0%
Change in fair value of convertible promissory notes	—	(16,974)	(16,974)	100%
Change in fair value of derivative liability	—	150	150	100%
Unrealized gains on other investments	—	19,856	19,856	100%
Loss on asset acquisition of a variable interest entity	—	(504)	(504)	(100)%
Other income (expense), net	(272)	165	437	(160.7)%

Total other income (expense), net	374	2,349	1,975	528.1%

Net loss before income taxes	(17,474)	(101,813)	(84,339)	482.7%
Provision for income taxes	(2)	(305)	(303)	15,150.0%
Losses from investments in equity method investees, net of tax	(6,908)	(76,507)	(69,599)	1,007.5%

Net loss	$(24,384)	$(178,625)	$(154,241)	632.6%
Net loss attributable to redeemable noncontrolling interests and noncontrolling interests	(10,246)	(8,782)	1,464	(14.3)%

Net loss attributable to ATAI Life Sciences B.V. stockholders	$(14,138)	$(169,843)	$(155,705)	1,101.3%

Research and Development Expenses

The table and discussion below present research and development expenses for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020	$ Change	% Change
		(in thousands, except percentages)
Direct research and development expenses by program:
PCN-101 (Perception Neuroscience)	$1,942	$4,786	$2,844	146.4%
KUR-101 (Kures)	285	2,570	2,285	801.8%
Novel compounds (EntheogeniX)	102	497	395	387.3%
DMX-1002 (DemeRx IB)	—	1,396	1,396	100%
RL-007 (Recognify)	—	146	146	100%

Unallocated research and development expenses:
Personnel expenses	658	1,805	1,147	174.3%
Professional and consulting services	—	150	150	100%
Other	97	58	(39)	(39.8)%

Total research and development expenses	$3,084	$11,408	$8,324	269.9%

Research and development expenses were $3.1 million for the year ended December 31, 2019, compared to $11.4 million for the year ended December 31, 2020. The increase of $8.3 million, or 269.9%, was largely due to an increase of $7.1 million of direct costs attributable to an increase in the number of product candidates under development and the initiation of more clinical trials as compared to the prior period, as well as an increase of $1.2 million of unallocated research and development expense.

The increase in direct costs for PCN-101 was primarily due to an increase of $1.6 million in clinical development costs, a $1.0 million increase in toxicology services, and a $0.3 million increase in salaries and employee-related benefits for our employees.

The increase in direct costs for KUR-101 was primarily due to a $1.8 million increase in manufacturing and control processes costs and other preclinical activities, an increase of $0.2 million clinical development costs, and a $0.3 million increase in salaries and employee-related benefits for our employees, which included a $0.1 million increase in equity-based compensation expense resulting from equity-based awards granted to employees.

The increase in direct costs for our novel compounds (EntheogeniX) program was primarily due to an increase of $0.4 million in discovery chemistry and preclinical development costs.

We did not incur any direct costs in association with DMX-1002 or RL-007 during the year ended December 31, 2019. During the year ended December 31, 2020, the increase in direct costs associated with these programs was primarily due to the ramp up of preclinical development and initial clinical-stage activities.

In addition, the increase in unallocated research and development expenses was largely attributable to personnel-related costs of $1.1 million and consulting, professional and facilities costs totaling $0.1 million.

Acquisition of In-Process Research and Development Expense

The table and discussion below present acquisition of in-process research and development expense for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands, except percentages)
Acquisition of in-process research and development expense by program:
DMX-1002 (DemeRx IB)	$9,011	$—	$(9,011)	(100.0)%
KUR-101 (Kures)	570	120	(450)	(78.9)%
Novel compounds (EntheogeniX)	93	—	(93)	(100.0)%
RL-007 (Recognify)	—	11,900	11,900	100%

Total acquisition of in-process research and development expenses	$9,674	$12,020	$2,346	24.3%

Acquisition of in-process research and development expenses were $9.7 million for the year ended December 31, 2019, compared to $12.0 million for the year ended December 31, 2020. The increase of $2.3 million, or 24.3%, was primarily due to IPR&D acquired from Recognify in 2020. The acquired IPR&D were all considered to have no future alternative use.

General and Administrative Expenses

General and administrative expenses were $5.1 million for the year ended December 31, 2019 compared to $80.7 million for the year ended December 31, 2020. The increase of $75.6 million, or 1,486.1%, was largely due to our operations expanding as we experienced a full year of operations associated with a majority of our atai Controlled Entities in 2020, as well as increased compensation, adding more atai Controlled Entities and development programs and preparing to become a public company. The increase consisted of $61.5 million of non-cash compensation expense related to the issuance of convertible notes in October 2020 as consideration for services previously provided by related parties and which represents the right to purchase shares of our common stock at a significant discount, $8.0 million in personnel-related costs, an increase of $5.8 million in professional fees associated with legal, patent, accounting, auditing, tax and consulting services and an increase of $0.3 million related to travel expenses and facility-related expenses, which include allocated expenses for rent and maintenance of facilities and other operating costs, advertising and information technology-related expenses.

Interest Income

Interest income for the year ended December 31, 2019 and 2020 primarily consisted of interest earned on our cash balances and notes receivable during these periods. We had interest income for the years ended December 31, 2019 and 2020 of $23,000 and $71,000, respectively.

Change in Fair Value of Contingent Consideration Liability—Related Parties

The milestone and royalty payments in relation to the acquisition of Perception Neuroscience were recorded at the acquisition date or at the exercise date related to the call option, and is subsequently remeasured to fair value as of December 31, 2019 and 2020, resulting in an expense of $0.1 million and $1.1 million being recognized for the years ended December 31, 2019 and 2020, respectively. The increase of $1.0 million was primarily attributable to Perception’s completion of its Phase 1 clinical trial, which increased the probability of the milestone event occurring, and a potential license agreement with a third-party pharmaceutical company, which would include an upfront payment and additional milestone payments. As the license agreement had not been executed at the reporting date, we used a probability weighted approach for the royalty payments, where 80% was applied to the license scenario and 20% was applied to the no-license scenario.

Change in Fair Value of Short Term Notes Receivable—Related Party

Change in fair value of short term notes receivable with Innoplexus and COMPASS for the years ended December 31, 2019 and 2020 were $0.7 million. The Innoplexus notes were converted during 2019, and the COMPASS notes were converted during 2020. We did not experience a material change associated with our change in fair value of short-term notes receivable-related party.

Change in Fair Value of Convertible Promissory Notes

We did not record a change in fair value of convertible promissory notes for the year ended December 31, 2019 as the convertible promissory notes were entered into in 2020. Change in fair value of promissory notes was $17.0 million for the year ended December 31, 2020, which was primarily associated with the change in fair value of our 2020 convertible notes, or the 2020 Notes. The change in fair value of the 2020 Notes was primarily attributable to an increase in the fair value of the underlying common stock in 2020 leading up to the conversion of the convertible promissory notes into our common shares in November 2020.

Change in Fair Value of Derivative Liability

We did not record a change in fair value of derivative liability for the year ended December 31, 2019 as the convertible promissory notes were entered into in 2020. Change in fair value of derivative liability was $0.2 million for the year ended December 31, 2020, which was primarily due to the increased probability of a potential licensing transaction with a third-party pharmaceutical company and a decrease in the probability of a potential preferred equity financing round.

Unrealized Gains on Other Investments

We did not record unrealized gains on other investments for the year ended December 31, 2019 as the observable price change in connection with our other investment in COMPASS occurred in 2020. Unrealized gains on other investments for the year ended December 31, 2020 were $19.9 million. This increase was mainly related to our remeasurement of our investment in COMPASS’ Series A preferred shares to fair value due to the observable price change in connection with COMPASS’ secondary Series A preferred stock purchase in March 2020.

Loss on Asset Acquisition of a Variable Interest Entity

We did not incur loss on asset acquisition of a variable interest entity during the year ended December 31, 2019. Loss on asset acquisition of a variable interest entity was $0.5 million for the year ended December 31, 2020. This increase was related to our acquisition of Recognify.

Other Income (Expense), Net

Other income (expense), net for the year ended December 31, 2019 was $(0.3) million, compared to $0.2 million for the year ended December 31, 2020. The increase of $0.4 million, or 160.7%, was primarily related to foreign currency gains and a credit related to our research and development tax credit.

Income tax

Income tax expense for the year ended December 31, 2019 was $2,000, compared to $0.3 million for the year ended December 31, 2020. The increase of $0.3 million was due to the increase in book profits and thus taxable profits generated in one of our United States subsidiaries. Given our early stage development and lack of prior earnings history, we have a full valuation allowance primarily related to German and overseas tax loss carryforwards that we do not consider more likely than not to be realized.

Losses from Investments in Equity Method Investees

Losses from investment in equity method investees for the years ended December 31, 2019 and 2020 were $6.9 and $76.5 million, respectively. Loss from investment in equity method investees for the year ended December 31, 2019 primarily consisted of $6.9 million of our share of equity method investee losses on the basis of our equity ownership percentages. Losses from investment in equity method investees for the year ended December 31, 2020 primarily consisted of $55.2 million relating to IPR&D charges resulting from the identified basis differences and $21.3 million relating to our share of equity method investee losses based on our equity ownership percentages in equity method investments or based on our proportionate share of the respective class of securities in our other investments in the event that the carrying amount of our equity method investments was zero.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue from product sales and have incurred significant operating losses. For the years ended December 31, 2019 and 2020, we incurred a net loss attributable to ATAI Life Sciences B.V. stockholders of $14.1 million and $169.8 million, respectively. For the three months ended March 31, 2020 and 2021, we incurred a net income attributable to ATAI Life Sciences B.V. stockholders of $16.2 million and $0.3 million, respectively.

As of December 31, 2019 and 2020, we had an accumulated deficit of $19.5 million and $190.0 million, respectively. As of December 31, 2019 and 2020, our outstanding convertible notes were $0.2 million and $1.2 million, net of debt issuance costs and debt discount, respectively. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. As of December 31, 2019 and 2020, we had cash and cash equivalents of $30.1 million and $97.2 million, respectively.

As of March 31, 2021, we had an accumulated deficit of $189.3 million. As of March 31, 2021, our outstanding convertible notes were $1.2 million, net of debt issuance costs and debt discount. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. As of March 31, 2021, we had cash and cash equivalents of $104.4 million. In March 2021, we raised an aggregate of $157.1 million in gross proceeds from the issuance and sale of our Series D common stock. As of March 31, 2021, $140.9 million of the gross proceeds was reflected as a share subscription receivable in stockholders’ equity on the condensed consolidated balance sheet, which was settled in April 2021.

Our product candidates are at various phases of preclinical and clinical development. We do not expect to generate significant revenue from sales of our product candidates for several years, if at all. To date, we have funded operations primarily with proceeds from the sale of our common stock and convertible notes.

Through December 31, 2019, we received $85.2 million in gross cash proceeds from sales of common stock, including assets that were contributed in connection with the formation of atai, and gross proceeds of $0.2 million from borrowings under convertible notes. Through December 31, 2020, we have received $167.7 million in gross cash proceeds from sales of common stock, including assets that were contributed in connection with the formation of atai, and gross proceeds of $32.7 million from borrowings under convertible notes.

During 2019, we had a credit line with Attersee, which was unused and further cancelled in December 2019. In June 2020, we entered into a €4.0 million or approximately $4.5 million credit line agreement with Attersee. In September 2020, we entered into an amendment to the Attersee credit line agreement, pursuant to which we decreased the credit line to €2.0 million or approximately $2.4 million. This credit line bears an annual borrowing rate of 2.5% and an annual facility fee of 0.75%, and has a final maturity of April 30, 2023. As of December 31, 2020 and March 31, 2021, there were no outstanding borrowings under this credit line agreement.

In January 2021, Perception issued an aggregate principal amount of $0.8 million to other investors, including related parties as part of its first tranche funding in connection with the Perception Convertible Promissory Note Agreement.

In January 2021, we issued and sold 2,133,328 shares of Series C common stock to existing investors, including related parties, pursuant to an additional closing for gross proceeds of $12.2 million. On March 3, 2021, we issued and sold 13,419,360 shares of our common stock to new and existing investors, including related parties, for gross proceeds of $157.1 million.

In May 2021, pursuant to the December 2020 Perception Convertible Note Agreement, Perception issued an aggregate principal amount of $5.0 million for the second tranche funding, of which $4.2 million was issued to us and $0.8 million was issued to other investors, including related parties. The notes bear interest at an annual rate of 5% and are due and payable on February 28, 2022, unless earlier converted. Perception may not pre-pay in whole or in part without our consent.

A significant potential source of liquidity resides in our investment in COMPASS ordinary shares. Based on quoted market prices, the market value of our ownership in COMPASS was $378.1 million and $292.2 million at December 31, 2020 and March 31, 2021, respectively. We do not expect that our investment in COMPASS will be a material source of liquidity in the near term. As of December 31, 2020 and March 31, 2021, the carrying value of our investment in COMPASS was zero under the equity method. As a result of additional ordinary shares issued by COMPASS in May 2021, including additional shares purchased by us for an aggregate cost of $5.0 million, our ownership interest in COMPASS was reduced to 19.7%. In the event we no longer apply the equity method due to the loss of significant influence at COMPASS, we will account for our investment in COMPASS ordinary shares at fair value. Any unrealized gains or losses resulting from changes in fair value will be recognized in earnings each period which could have a material impact on our financial condition and results of operations in the future.

Liquidity Risks

We expect to incur substantial additional expenditures in the near term to support our ongoing activities. Additionally, we expect to incur additional costs as a result of operating as a public company. We expect to continue to incur net losses for the foreseeable future. Our ability to fund our product development and clinical operations as well as commercialization of our product candidates, will depend on the amount and timing of cash received from planned financings.

Our future capital requirements will depend on many factors, including:

•	the time and cost necessary to complete ongoing and planned clinical trials;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities;

•	the progress, timing, scope and costs of our preclinical studies, clinical trials and other related activities for our ongoing and planned clinical trials, and potential future clinical trials;

•

the costs of commercialization activities for any of our product candidates that receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities, or entering into strategic collaborations with third parties to leverage or access these capabilities;

•	the amount and timing of sales and other revenues from our product candidates, if approved, including the sales price and the availability of coverage and adequate third party reimbursement;

•	the cash requirements in purchasing additional equity from certain of our atai companies upon the achievement of specified development milestone events;

•	the cash requirements of developing our programs and our ability and willingness to finance their continued development;

•	the cash requirements of any future acquisitions or discovery of product candidates; and

•	the time and cost necessary to respond to technological and market developments, including other products that may compete with one or more of our product candidates.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Further, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans. See “Risk Factors—Risks Related to our Financial Position, Need for Additional Capital and Growth Strategy—Even if we consummate this offering, we will require substantial additional funding to achieve our business goals. If we are unable to obtain this funding when needed and on acceptable terms, we could be forced to delay, limit or terminate our product development efforts.”

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity financings, debt financings, collaborations with other companies or other strategic transactions. We do not currently have any committed external source of funds. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated product development programs.

Cash Flows

The following table summarizes our cash flows for three months ended March 31, 2020 and 2021:

	March 31, (unaudited)
	2020	2021
	(in thousands)
Net cash used in operating activities	$(3,889)	$(16,524)
Net cash used in investing activities	(18,723)	(3,721)
Net cash provided by financing activities	9,807	30,499
Effect of foreign exchange rate changes on cash	(312)	(3,131)

Net (decrease) increase in cash	$(13,117)	$7,123

Net Cash Used in Operating Activities

Net cash used in operating activities was $3.9 million in the three months ended March 31, 2020, which consisted of a net income of $15.8 million, adjusted by non-cash adjustments of $19.8 million and net cash inflows from the change in operating assets and liabilities of $0.1 million. The non-cash charges primarily consisted of $19.9 million of unrealized gains on other investments associated with COMPASS, $0.7 million related to the change in the fair value of short term note receivable with a related party, $1.1 million related to the change in the fair value of convertible promissory notes, and $0.2 million of unrealized foreign currency gains, offset by $2.0 million of losses from our equity method investments and $0.1 million related to our stock-based compensation. The net cash inflows from the change in operating assets and liabilities were primarily due to a $0.1 million increase in accrued and other liabilities and a $0.2 million increase in accounts payable, offset by a $0.2 million increase in prepaid expenses driven by materials and non-clinical trials.

Net cash used in operating activities was $16.5 million for the three months ended March 31, 2021, which consisted of a net income of $4.0 million, adjusted by non-cash charges of $2.7 million and net cash outflows from the change in operating assets and liabilities of $23.2 million. The non-cash charges primarily consisted of $1.7 million of losses from our equity method investments, $0.2 million related to our stock-based compensation, $0.9 million of IPR&D considered to have no future alternative use, $0.1 million of loss on asset acquisition of a variable interest entity and partially offset by $0.2 million of changes in fair value related to our contingent consideration liability with related parties. The net cash outflows from the change in operating assets and liabilities were primarily due to a $20.0 million increase to accounts receivable, a $1.8 million increase in prepaid expenses driven by materials and non-clinical trials, and $5.4 million decrease in accrued liabilities, offset by a $3.8 million increase in accounts payable and $0.2 million increase in deferred revenue.

Net Cash Used in Investing Activities

Net cash used in investing activities was $18.7 million in the three months ended March 31, 2020, primarily driven by additional investments of $17.7 million in our other investments and $1.0 million of short term notes- receivable.

Net cash used in investing activities was $3.7 million for the three months ended March 31, 2021, primarily driven by additional investments of $0.7 million in our other investments, $0.2 million of purchases of property, plant and equipment, and $0.5 million additional investments into equity-method investees, and $2.1 million of purchases of a long-term notes receivable and $0.2 million of purchase of other assets.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $9.8 million in the three months ended March 31, 2020, primarily due to net proceeds $9.7 million from the issuance of convertible promissory notes and $0.1 million of net proceeds from the issuance of Perception’s convertible promissory note.

Net cash provided by financing activities was $30.5 million for the three months ended March 31, 2021, primarily due to $28.4 million of net proceeds from the issuance of our common stock, $0.7 million of proceeds from the issuance of convertible promissory notes, including convertible promissory notes issued to related parties, $0.6 million for share option awards exercised, and $2.4 million of proceeds from our sale of Innoplexus investments treated as a secured financing, offset by $0.8 million paid to related party and $0.8 million paid for deferred offering costs.

The following table summarizes our cash flows for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net cash used in operating activities	$(7,846)	$(20,766)
Net cash used in investing activities	(9,031)	(28,271)
Net cash provided by financing activities	40,389	113,052
Effect of foreign exchange rate changes on cash	(372)	3,169

Net increase in cash	$23,140	$67,184

Net Cash Used in Operating Activities

Net cash used in operating activities was $7.8 million in the year ended December 31, 2019, which consisted of a net loss of $24.4 million, adjusted by non-cash charges of $16.7 million and net cash outflows from the change in operating assets and liabilities of $0.1 million. The non-cash charges primarily consisted of $9.7 million of in-process research and development considered to have no future alternative use, $6.9 million of losses from our equity method investments and $0.6 million of impairment charges related to our other investments in non-consolidated entities. The net cash outflows from the change in operating assets and liabilities were primarily due to a $0.4 million increase in accrued and other liabilities and a $0.2 million increase in accounts payable, offset by a $0.8 million increase in prepaid expenses driven by materials and non-clinical trials.

Net cash used in operating activities was $20.8 million for the year ended December 31, 2020, which consisted of a net loss of $178.6 million, adjusted by non-cash charges of $153.5 million and net cash outflows from the change in operating assets and liabilities of $4.4 million. The non-cash charges primarily consisted of $76.5 million of losses from our equity method investments, $67.2 million related to our stock-based compensation, including the non-cash compensation expense of $61.5 million in connection with our convertible notes issued in October 2020 to related parties, $17.0 million of changes in fair value related to our convertible promissory note, $12.0 million of IPR&D considered to have no future alternative use and partially offset by $19.9 million of unrealized gains on our other investments. The net cash outflows from the change in operating assets and liabilities were primarily due to a $3.9 million increase in accrued and other liabilities and a $1.7 million increase in accounts payable, partially offset by a $1.2 million increase in prepaid expenses driven by materials and non-clinical trials.

Net Cash Used in Investing Activities

Net cash used in investing activities was $9.0 million in the year ended December 31, 2019, primarily driven by additional investments of $11.6 million in our other investments, $8.3 million of loans made to related parties, offset by $10.3 million of proceeds in connection with the sale of a portion of our other investments and an additional $0.5 million in asset acquisitions, net of cash.

Net cash used in investing activities was $28.3 million for the year ended December 31, 2020, primarily driven by additional investments of $23.9 million in our other investments, $2.1 million of payments made for investments in GABA and Neuronasal accounted for under the equity method, $1.9 million of purchases of long-term notes receivable in connection with loans made to DemeRx, Inc. and a COMPASS shareholder of $1.0 million and $0.9 million, respectively, and $0.2 million of purchases of a short-term notes receivable in relation to a loan made to a related party.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $40.4 million in the year ended December 31, 2019, primarily due to net proceeds from the issuance of our common stock partially offset by a $1.0 million payment to the former owner of Perception Neuroscience for the exercise of a call option related to the purchase of Series A preferred stock.

Net cash provided by financing activities was $113.1 million for the year ended December 31, 2020, primarily due to $81.1 million of net proceeds from the issuance of our common stock, $31.4 million of proceeds from the issuance of convertible promissory notes, including convertible promissory notes issued to related parties, and $1.0 million of net proceeds from the issuance of Perception’s convertible promissory note.

Indebtedness

Convertible Notes

Between November 2018 and March 2021, we issued an aggregate of $33.5 million of convertible notes.

In November 2018, we issued an aggregate principal amount of $0.2 million of convertible notes, or the 2018 Convertible Notes. The 2018 Convertible Notes are non-interest-bearing and have a maturity date of

September 30, 2025, unless previously redeemed, converted, purchased or cancelled. In October 2020, we issued an additional principal amount of $1.0 million of 2018 Convertible Notes. Each of the 2018 Convertible Notes is convertible into one ordinary share, subject to certain dilution adjustments. Each note has a face value of €1 and is convertible into one ordinary share upon the payment of €17.00. Conversion rights may be exercised by a noteholder at any time prior to maturity, except during certain periods if we are a publicly traded entity. As of December 31, 2020 and March 31, 2021, an aggregate principal amount of $1.2 million of the 2018 Convertible Notes remained outstanding.

During the year ended December 31, 2020, we issued an aggregate of $30.4 million of the 2020 Notes. The 2020 Notes accrue interest at a rate of 5% per annum and have a maturity date of January 31, 2022, unless previously redeemed, converted, purchased or cancelled. The 2020 Notes are convertible upon mandatory conversion events into shares of ATAI Life Sciences B.V., subject to certain dilution adjustments. In November 2020, all of the outstanding principal and accrued interest under the 2020 Notes was automatically converted into shares of common stock.

In March 2020, we received proceeds of $0.6 million from the issuance of Perception Notes, as defined below, to third party investors. In December 2020 and January 2021, we received $0.4 million and $0.8 million, respectively, in proceeds from the issuance of additional Perception Notes. The Perception Notes are convertible upon mandatory conversion events into shares of Perception. As of December 31, 2020, and March 31, 2021, $1.0 million and $1.8 million, respectively, of the Perception Notes remained outstanding.

Promissory Note

In December 2019, we executed a promissory note payable to DemeRx IB whereby we agreed, under a contribution agreement and a Series A Preferred Stock Purchase Agreement, or the DemeRx IB SPA, to make aggregate payments to DemeRx IB of up to $17.0 million upon the achievement of specified clinical and regulatory milestones. To date, we have made aggregate payments of $10.0 million pursuant to the DemeRx IB SPA.

Investment in Convertible Promissory Notes—Related Party

On May 15, 2019, we purchased convertible promissory notes from Kures, or the Kures Notes, in an aggregate principal amount of $0.1 million that earned interest at an annual rate of 5% and matured on December 31, 2019. We qualified for and elected the fair value option. All principal and interest accrued under the Kures Notes was converted into shares of Series A-1 preferred stock in connection with Kures’ sale of Series A-1 preferred stock in August 2019.

On September 27, 2019, we purchased convertible promissory notes from COMPASS for a total principal amount of $4.0 million, and on November 6, 2019, we purchased an additional convertible promissory note for $4.2 million, together, the COMPASS Notes. The COMPASS Notes bear interest at an annual rate of 3%, which was considered contingent in nature and therefore no earned interest was recorded. We qualified for and elected the fair value option. All principal amounts under the COMPASS Notes were converted into shares of Series B preferred stock in connection with COMPASS’ sale of Series B preferred stock in April 2020.

On March 16, 2020, Perception Neuroscience entered into a convertible promissory note agreement with us and certain other unrelated investors, or the Perception Note Purchase Agreement, pursuant to which Perception Neuroscience issued $3.9 million in principal amount of convertible notes in aggregate. Under the Perception Note Purchase Agreement, Perception Neuroscience issued convertible notes, or the Perception Notes, in the aggregate principal amount of $3.3 million to us and $0.6 million to other investors, including related parties. The Perception Notes bear interest at an annual rate of 5% and are due and payable on June 30, 2022 unless earlier converted. In December 2020, Perception Neuroscience issued additional convertible notes to us, certain related parties and third party investors in the aggregate principal amount of $7.0 million, of which $5.8 million was issued to us and $1.2 million was issued to other investors, including related parties. In May 2021,

Perception Neuroscience issued additional convertible notes to us, certain related parties and third party investors in the aggregate principal amount of $5.0 million, of which $4.2 million was issued to us and $0.8 million was issued to other investors, including related parties, as part of its second tranche funding. The notes bear interest at an annual rate of 5% and are due and payable on February 28, 2022, unless earlier converted. Perception Neuroscience may not prepay in whole or in part without our consent.

In January 2021, pursuant to the Perception Note Purchase Agreement, Perception issued an aggregate principal amount of $0.8 million to other investors, including related parties, as part of its first tranche funding.

Contractual Obligations and Commitments

We have entered into other contracts in the normal course of business with certain CROs, CMOs and other third parties for preclinical research studies and testing, clinical trials and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by us upon written notice. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. The amounts and timing of such payments are not known.

In addition, under various licensing and related agreements to which we are a party, we are obligated to pay annual license maintenance fees and may be required to make milestone payments and to pay royalties and other amounts to third parties. The payment obligations under these agreements are contingent upon future events, such as our achievement of specified milestones or generating product sales, and the amount, timing and likelihood of such payments are not known. Such contingent payment obligations are described below. For additional information regarding our license agreements described below, see Note 17 to our consolidated financial statements included elsewhere in this prospectus.

Columbia Stock Purchase Agreement

In June 2020, Kures and Columbia entered into the stock purchase agreement, or the Kures SPA. Pursuant to the Kures SPA, Kures can, from time to time, issue to Columbia additional shares of Kures’ common stock, at a per share price equal to the then fair market value of each such share, and shall be deemed to have been paid in partial consideration for the execution, delivery and performance by Columbia of the Kures License Agreement. If Kures proposes to sell any equity securities or securities convertible into equity securities, Columbia will have the right to purchase up to 5% of such securities. These rights shall terminate upon the occurrence of an IPO, if Kures becomes subject to periodic reporting requirements under Section 12(g) or 15(d) of the Exchange Act or certain liquidation events. Columbia also has certain co-sale rights. At the acquisition date, we recorded the fair value of the shares of Kures common stock issued to Columbia of $0.1 million to our additional-paid-in-capital and a debit to research and development expense.

GABA Preferred Stock Purchase Agreement

We entered into the Preferred Stock Purchase Agreement, or the GABA PSPA, in August 2019 with GABA Therapeutics LLC, and purchased shares of Series A preferred stock of GABA at a price of approximately $5.5 million. In addition, pursuant to the GABA PSPA, we are obligated to purchase additional shares of Series A preferred stock, at the same price as the original transaction, for up to $10.0 million, upon the achievement of specified contingent development milestones. As of December 31, 2019 and 2020, none of the milestones have been achieved. In April 2021, pursuant to the GABA PSPA, we purchased additional shares of Series A preferred stock of GABA for an aggregate cost of $5.0 million based on the achievement of certain development milestones. In May 2021, we purchased additional shares of Series A preferred stock prior to the achievement of certain development milestones for an aggregate cost of $5.0 million. The GABA PSPA terminates upon the occurrence of certain liquidation events.

In May 2021, we, GABA and GABA Therapeutics LLC entered into an Amendment Agreement under which the GABA PSPA was amended. Pursuant to the Amendment Agreement, we purchased additional shares of GABA Series A preferred stock at a price of approximately $0.6 million. We are obligated to purchase additional shares of GABA Series A preferred stock for up to $1.4 million with the same price per share as our initial investment and additional shares of GABA common stock for up to $1.0 million upon the achievement of specified contingent development milestones.

Further in accordance with the GABA PSPA, we have the option but not the obligation to purchase the aforementioned additional shares of Series A preferred stock at any time prior to the achievement of any of the specified milestones. Additionally, we have the Right of First Refusal and Co-Sale Agreement with GABA Therapeutics LLC, under which we have the option but not the obligation to purchase shares of common stock for up to $2.0 million from the existing common shareholders. As of December 31, 2019, we did not exercise our option to purchase any common stock or preferred stock of GABA.

In October 2020, we entered into an Omnibus Amendment Agreement, or the GABA Omnibus Amendment Agreement, with GABA and GABA Therapeutics LLC under which the Right of First Refusal and Co-Sale Agreement was amended. Pursuant to the GABA Omnibus Amendment, GABA Therapeutics LLC granted us the right to purchase additional shares of common stock of GABA held by GABA Therapeutics LLC at the call option purchase price of $1.8 million. In November 2020, we exercised the call option and made a cash contribution of $1.8 million in exchange for additional shares of common stock of GABA.

To date, we have made aggregate payments of $15.5 million pursuant to the GABA PSPA, $1.8 million pursuant to the GABA Omnibus Amendment Agreement and $0.6 million pursuant to the Amendment Agreement.

Neuronasal Preferred Stock Purchase Agreement

Under our Preferred Stock Purchase Agreement, or the Neuronasal PSPA, and the Secondary Sale and Put Right Agreement, or the Neuronasal Secondary Sale Agreement, entered with Neuronasal in December 2019, we are obligated to purchase additional shares of Series A preferred stock from Neuronasal, and shares of common stock from the existing common shareholders, at the same price as the original transaction, at a purchase price of approximately $3.8 million, upon the achievement of specified contingent clinical development milestones.

In October 2020, pursuant to the Neuronasal PSPA, we purchased additional Series A preferred shares at a price of approximately $0.8 million upon the achievement of a specified contingent clinical development milestone. The remaining obligation to purchase additional shares of Series A preferred stock from Neuronasal, and shares of common stock from the existing common shareholders, was $3.0 million as of December 31, 2020.

In March 2021, pursuant to the Neuronasal PSPA and the Neuronasal Secondary Sale Agreement, we purchased additional Series A preferred shares and additional common shares for an aggregate of approximately $1.1 million based on the achievement of certain development milestones. In May 2021, pursuant to the Neuronasal PSPA and the Neuronasal Secondary Sale Agreement, we purchased, at our option, additional Series A preferred shares for an aggregate of approximately $1.0 million.

Under the Neuronasal PSPA, we have the option but not the obligation to purchase additional shares of Series A preferred stock, at the same price as the original transaction, at a purchase price of up to approximately $1.0 million upon achievement of certain contingent clinical development milestones by a specified date. Additionally, pursuant to the Neuronasal Secondary Sale Agreement, upon the achievement of certain development milestones, existing common shareholders have the right to sell and we have the option but not the obligation to purchase additional shares of common stock at a price determined based on the fair market value per share. These options are contingent only upon the exercise of the options of the common shareholders.

Additionally, under the Neuronasal PSPA, we have a right of first offer, which requires Neuronasal to first offer us new securities it proposes to sell. The Neuronasal PSPA terminates upon the occurrence of certain liquidation events. The Neuronasal Secondary Sale Agreement terminates when shares of Neuronasal are no longer held by us or our affiliates, Neuronasal consummates a sale of its securities pursuant to a registration statement or the consummation of certain mergers or consolidations.

In May 2021, pursuant to the Neuronasal PSPA and the Neuronasal Secondary Sale Agreement, we, at our sole option, purchased additional shares of Series A preferred stock of Neuronasal for an aggregate cost of $1.0 million. The purchase of additional shares of Series A preferred stock resulted in us holding a 56.5% equity interest in the outstanding common stock and Series A preferred stock of Neuronasal. Due to the timing of this acquisition, the initial accounting for the acquisition is incomplete. As such, we are not able to disclose certain information including the preliminary fair value of assets acquired and liabilities assumed.

To date, we have made aggregate payments of $3.7 million pursuant to this agreement.

Kures Preferred Stock Purchase Agreement

We entered into the Preferred Stock Purchase Agreement, or the Kures PSPA, in August 2019 with Kures, where we purchased shares of Series A-1 preferred stock of Kures for an aggregate purchase price of $3.5 million. The Kures PSPA provided us with control of Kures’ board of directors, resulting in us having unilateral rights to control all decisions related to the significant activities of Kures. In connection with the Kures PSPA, we are required to purchase up to approximately $5.5 million of Series A-2 preferred stock upon the achievement of specified clinical milestones. The Kures PSPA also contains a call option, such that we have the right, but not the obligation, to purchase up to a certain number of shares of Series B preferred stock upon the achievement of specified clinical milestones. As of December 31, 2019 and 2020, we have not exercised our option to purchase any shares of Series B preferred stock of Kures. To date, we have made aggregate payments of $3.5 million pursuant to the Kures PSPA.

Perception Preferred Stock Purchase Agreement

We formed ATAI US 2, Inc., or ATAI US 2, an entity formed for the sole purpose of effecting the acquisition and a wholly owned subsidiary of Perception, entered into a series of transactions to acquire 100% of the equity of Perception Neuroscience, a pre-clinical stage biotech company. In connection with the Perception SPA and the Rollover Agreement between us, Perception and Perception Neuroscience, Perception acquired the outstanding common shares of Perception Neuroscience, or the Rollover Shares, in exchange for aggregate consideration which consisted of (i) a $4.0 million cash payment by Perception at closing ($4.6 million purchase price, less transaction costs of Perception Neuroscience assumed by Perception of $0.6 million), (ii) contingent consideration payable to a founder of Perception Neuroscience of $2.4 million based on the achievement of certain development milestones and royalties on future revenues and (iii) issuance of Class B common shares of Perception to the founders of Perception Neuroscience, representing a 100% interest in the common equity of Perception. In connection with the Perception SPA, we are required to make milestone payments and sub-single-digit royalty payments to a founder of Perception Neuroscience upon the achievement of certain development milestones and royalties on future revenues. Also, in connection with the Perception SPA, Perception entered into a call option agreement with one of the founders of Perception Neuroscience, whereby Perception was granted an option to repurchase 2,350,000 shares of its Class B common stock from the founder. Upon the exercise of the call option, the other founder was entitled to receive a contingent consideration payment.

In connection with the acquisition of Perception Neuroscience by Perception and, ultimately, ATAI US 2, and pursuant to the Perception Preferred Stock Purchase Agreement or Perception PSPA, we purchased shares of Perception’s Series A preferred stock for approximately $9.5 million. The Perception PSPA provided us with control of Perception’s board of directors, resulting in us having unilateral rights to control all decisions related to the significant activities of Perception. Pursuant to a Secondary Perception Preferred Stock Purchase Agreement, we sold shares of Series A preferred stock to secondary investors for approximately $1.6 million in November and December of 2018 under the same terms and conditions of the original purchase. In addition, under the Perception PSPA, Perception was granted the option to sell, and we had the obligation to purchase additional shares of Perception Series A preferred stock at a price equal to Perception PSPA purchase price upon the exercise of the call option. In April 2019, Perception exercised the call option with the founder resulting in the redemption and cancellation of Perception Class B common shares. The exercise of the call option and the related purchase of the noncontrolling interest resulted in a cash payment of $1.0 million.

To date, we have made aggregate payments of $4.0 million pursuant to the Perception SPA and $10.5 million pursuant to the Perception PSPA.

DemeRx NB Options

We entered into a Series A Preferred Stock Purchase Agreement, or the DemeRx NB PSPA, pursuant to which we purchased shares of Series A Preferred Stock of DemeRx NB at a purchase price of $1.0 million. In accordance with the DemeRx NB PSPA, we also have the option but not the obligation to purchase additional shares of Series A preferred stock at a purchase price of up to $19.0 million. As of December 31, 2019 and 2020, we have not exercised our option to purchase any shares of Series A preferred stock of DemeRx NB. The DemeRx NB PSPA can be terminated with the written consent of all parties. To date, we have made aggregate payments of $1.0 million pursuant to the DemeRx NB PSPA.

For additional information regarding our contingent commitments and future put rights or options associated with our investments, see Note 5 to our consolidated financial statements included elsewhere in this prospectus.

DemeRx IB Preferred Stock Purchase Agreement

In December 2019, we entered into the DemeRx IB SPA, pursuant to which we purchased shares of Series A Preferred Stock of DemeRx IB in exchange for an initial payment of $5.0 million in cash and a promissory note issued by us payable to DemeRx IB. Under the promissory note, we agreed to make aggregate payments to DemeRx IB of up to $17.0 million upon the achievement of specified clinical and regulatory milestones. To date, we have made aggregate payments of $10.0 million pursuant to the DemeRx IB SPA.

Further, in connection with the promissory note issued, we pledged and assigned to DemeRx IB a portion of shares of our Series A preferred stock of DemeRx IB, or the Pledged Shares, as security under the promissory note. The Pledged Shares have voting and all other rights until an event of default occurs where we fail to make a payment when due. In the event of default, a pro rata portion of the Pledged Shares will automatically be surrendered and be deemed forfeited and canceled.

Recognify Preferred Stock Purchase Agreement

We entered into the Preferred Stock Purchase Agreement, or the Recognify PSPA, in November 2020 with Recognify, where we purchased shares of Series A preferred stock of Recognify at a purchase price of $2.0 million. In addition, pursuant to the Recognify PSPA, we agreed to make aggregate payments to Recognify of up to $18.0 million upon the achievement of specified clinical and regulatory milestones to complete the purchase of the shares and provide additional funding to Recognify. In connection with the Recognify PSPA for additional funding, Recognify issued the corresponding Series A preferred shares to the us provided that the shares, or the Escrow Shares, were held in an escrow account. The Escrow Shares will be released, from time to time, to us upon Recognify achieving certain milestones as defined in the Recognify PSPA with cash payments to be made by us.

In addition, we have the right, but not the obligation, to make payment for the certain Escrow Shares at any time, regardless of the achievement of any milestones. The Escrow Shares have voting and all other rights until an event of default occurs where we fail to make a payment within 10 days following the written notice of the achievement of the relevant milestone. In the event of default, a pro rata portion of the Escrow Shares will automatically be surrendered and be deemed forfeited and canceled, and could result in us losing control of

Recognify’s board of directors and our controlling financial interest in Recognify. In May 2021, pursuant to the Recognify PSPA, we purchased additional shares of Series A preferred stock prior to the achievement of certain development milestone for an aggregate cost of $0.5 million.

To date, we have made aggregate payments of $2.5 million pursuant to the Recognify PSPA.

EntheogeniX License Agreement

In November 2019, EntheogeniX entered into a license agreement with Cyclica relating to EntheogeniX’s drug discovery and development initiatives. Pursuant to the agreement, EntheogeniX obtained a limited, non-transferable, and non-exclusive right, solely for the term of the agreement, to access and use Cyclica’s hosted and cloud-based software platforms, solely for the purposes of screening certain compounds generated by Cyclica pursuant to the license agreement. Upon execution of the agreement, EntheogeniX paid Cyclica an upfront service fee of $0.1 million. In addition, EntheogeniX is obligated to make aggregate milestone payments to Cyclica of up to $0.3 million upon the achievement of specified development milestones. The term of the license agreement will continue for the life of EntheogeniX and may only be terminated by either party following a non-curable material breach of the shareholders agreement between Cyclica and EntheogeniX.

PsyProtix Purchase Agreement

In February 2021, we jointly formed PsyProtix with Chymia, LLC, or Chymia. PsyProtix was created for the purpose of exploring and developing a metabolomics-based precision psychiatry approach, initially targeting the stratification and treatment of TRD patients. In February 2021, pursuant to a Series A Preferred Stock Purchase Agreement, or the PsyProtix Purchase Agreement, we acquired shares of PsyProtix’s Series A preferred stock in exchange for an initial payment of $0.1 million in cash. In addition, pursuant to the PsyProtix Purchase Agreement, we agreed to make aggregate payments to PsyProtix of up to $4.9 million upon the achievement of specified clinical milestones to complete the purchase of the shares and provide additional funding to PsyProtix.

Psyber Purchase Agreement

In February 2021, pursuant to a Series A Preferred Stock Purchase Agreement, or the Psyber Purchase Agreement, we acquired shares of Psyber’s Series A preferred stock in exchange for an initial payment of $0.2 million in cash. In addition, pursuant to the Psyber Purchase Agreement, we agreed to make aggregate payments to Psyber of up to $1.8 million upon the achievement of specified clinical milestones to complete the purchase of the shares and provide additional funding to Psyber.

InnarisBio Preferred Stock Purchase Agreement

In February 2021, we jointly formed InnarisBio with UniQuest Pty Ltd, or UniQuest, for the purpose of adding a solgel-based direct-to-brain intranasal drug delivery technology to our platform. In March 2021, pursuant to a Series A Preferred Stock Purchase Agreement, or the InnarisBio Purchase Agreement, we acquired shares of InnarisBio’s Series A preferred stock in exchange for an initial payment of $1.1 million in cash. In addition, pursuant to the InnarisBio Purchase Agreement, we agreed to make aggregate payments to InnarisBio of up to $3.9 million upon the achievement of specified clinical milestones to complete the purchase of the shares and provide additional funding to InnarisBio.

Off-Balance Sheet Arrangements

As of December 31, 2019, December 31, 2020, and March 31, 2021, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K. While we have investments classified as VIEs, their purpose is not to provide off-balance sheet financing.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, costs and expenses and the disclosure of contingent liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in greater detail in Note 2 to our consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Licenses of Intellectual Property

We may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with counterparties for the development and commercialization of its product candidates.

The arrangements may contain multiple components, which may include (i) licenses, or options to obtain licenses to our intellectual property or sale of our license, (ii) research and development activities, (iii) participation on joint steering committees, and (iv) the manufacturing of commercial, clinical or preclinical material. Payments pursuant to these arrangements may include non-refundable, upfront payments, milestone payments upon the achievement of significant development events, research and development reimbursements, sales milestones, and royalties on product sales. The amount of variable consideration is constrained until it is probable that the revenue is not at a significant risk of reversal in a future period.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its collaboration and license agreements, we perform the following steps: (i) identification of the promised goods or services in the contract within the scope of ASC 606; (ii) determination of whether the promised goods or services are performance obligations including whether they are capable of being distinct and distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. As part of the accounting for these arrangements we must use significant judgment to determine: a) the number of performance obligations based on the determination under step (ii) above; b) the transaction price under step (iii) above; c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above; and d) the measure of progress in step (v) above. We use judgment to determine whether milestones or other variable consideration, except for sales-based milestones and royalties on license arrangements, should be included in the transaction price as described further below.

If a license to our intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, we recognize revenue from consideration allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other elements, we consider factors such as the research, development, manufacturing and commercialization capabilities of the counterparties and the availability of its associated expertise in the general marketplace. In addition, we consider whether the counterparties can benefit from a promise for its intended purpose without the receipt of the remaining elements, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. We evaluate the measure of progress as of each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, is subject to estimates by management and may change over the course of the arrangement. Such a change could have a material impact on the amount of revenue we record in future periods.

Variable Interest Entities and Voting Interest Entities

We consolidate those entities in which we have a direct or indirect controlling financial interest based on either the variable interest model, the VIE model, or the voting interest model, the VOE model.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity’s operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE.

To assess whether we have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, we consider all the facts and circumstances, including our role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes identifying the activities that most significantly impact the VIE’s economic performance and identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (management and representation on the board of directors) and have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities of a VIE.

To assess whether we have the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, we consider all of its economic interests, which primarily include equity investments in preferred and common stock and issuance of notes that are convertible into preferred stock, that are deemed to be variable interests in the VIE. This assessment requires us to apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing the significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held across various classes within the VIE’s capital structure; and the reasons why the interests are held by us.

At the VIE’s inception, we determine whether we are the primary beneficiary and whether we should consolidate the VIE based on the facts and circumstances. We then perform on-going reassessments of the VIE based on reconsideration events and reevaluate whether a change to the consolidation conclusion is required each reporting period. If we are not deemed to be the primary beneficiary in a VIE, we account for the investment or other variable interests in a VIE in accordance with the applicable GAAP.

Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, we consolidate the entity if we determine that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights.

We then evaluate our acquired VIEs under ASC 805, Business Combinations, to determine whether it should be accounted for as a business combination or asset acquisition. Subsequent to the adoption of ASU 2017-01 on January 1, 2019, we perform a screen test to determine whether substantially all of the fair value of the gross assets acquired from the VIE is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the acquired set is not deemed to be a business and is instead accounted for as an asset acquisition. If this is not the case, we then further evaluate whether the acquired set includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, we conclude that the acquired set is a business. During the years ended December 31, 2019 and 2020, we did not have any VIEs that were accounted for as business combinations. Rather, our VIEs were determined to represent asset acquisitions and no goodwill was recognized. We recognized the identifiable assets acquired (excluding goodwill), the liabilities assumed, and any noncontrolling interests as though the VIE was a business and subject to the guidance on recognition and measurement in a business combination under ASC 805, and we recognized any gain or loss for the difference between (a) the sum of the fair values of consideration paid (including any contingent consideration) and noncontrolling interests, and (b) the fair value of the VIE’s identifiable assets and liabilities and (c) the reported amounts of any previously held interests. We have elected to account for the subsequent measurement of IPR&D under ASC 730, and therefore expense the value of the IPR&D at the acquisition date as it was considered that there was not an alternative future use for this IPR&D.

Equity Method and Other Investments

Equity Method Investments

We utilize the equity method to account for investments when we possess the ability to exercise significant influence, but not control, over the operating and financial decisions of the investee. Generally, the ability to exercise significant influence is presumed when the investor possesses more than 20% of the voting interests of the investee. This presumption may be overcome based on specific facts and circumstances that demonstrate that the ability to exercise significant influence is not present. We apply the equity method to investments in common stock and to investments in non-consolidated entities that have risk and reward characteristics that are substantially similar to an investment in the investee’s common stock.

In applying the equity method, our investments are initially recorded at cost on the balance sheet. Upon recording an equity method investment, we evaluate whether there are basis differences between the carrying value and fair value of our proportionate share of the investee’s underlying net assets. Typically, we amortize basis differences identified on a straight-line basis over the underlying assets’ estimated useful lives when calculating the attributable earnings or losses, excluding the basis differences attributable to IPR&D that had no alternative future use. To the extent a basis difference relates to IPR&D and the investee is not a business as defined in ASC 805, we immediately expense such basis difference related to IPR&D. If we are unable to attribute all the basis difference to specific assets or liabilities of the investee, the residual excess of the cost of the investment over the proportional fair value of the investee’s assets and liabilities is recognized within the equity investment balance.

We subsequently adjust the carrying value of the investment by our proportionate share of the net earnings or losses and other comprehensive income of the investee based on our percentage of common stock or in-substance common stock ownership during the respective reporting period. We record our share of the results of equity method investees and any impairment related to equity method investments as earnings or losses from investments in equity method investees, net of tax in the consolidated statement of operations. In the event that net losses of the investee reduce the carrying amount to zero, additional net losses may be recorded if we have other investments or other outstanding loans and advances to the investee and would be determined based on the proportionate share of respective class of securities.

For our equity method investments, we currently are not obligated to make additional capital contributions and therefore only record losses up to the amount of our total investment, inclusive of other investments in and loans to the investee, which are not accounted for as equity method investments. To the extent that our share of losses of the equity method investee on a cumulative basis exceeds our total investment amount, inclusive of our equity method investment, other investments, and loans, we will discontinue equity method loss recognition as we do not have guaranteed obligations of the investee nor have we otherwise committed to provide further financial support for the investee. We will resume recording our share of losses in future periods only after our share of the earnings of the equity method investee equals our share of losses not recognized during the suspended period. We evaluate additional equity method investments made after the suspension of loss recognition to determine whether such investments represent the funding of prior suspended losses of the equity method investee. Through the period ended March 31, 2021, any additional investments did not relate to funding of prior losses or a commitment to provide financial support to our investees and, therefore the additional investments were accounted for under the equity method under which we recognized only our share of losses of the equity method investee that were incurred after the additional investment was made.

We review our equity method investments for indicators of other-than-temporary impairment at each reporting period. Our equity method investments are written down to fair value if there is evidence of a loss in value that is other-than-temporary. We may estimate the fair value of our equity method investments by considering recent investee equity transactions, discounted cash flow analysis, recent operating results, comparable public company operating cash flow multiples and in certain situations, balance sheet liquidation values. If the fair value of the investment has declined below the carrying amount, we consider several factors when determining whether an other-than-temporary decline has occurred, such as the length of the time and the extent to which the estimated fair value or market value has been below the carrying value, the financial condition and the near-term prospects of the investee, our intent and ability to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value and general market conditions. The estimation of fair value and whether an other-than-temporary impairment has occurred requires the application of significant judgment and future results may vary from current assumptions. If declines in the value of the equity method investments are determined to be other-than- temporary, a loss is recorded in earnings in the current period as a component of loss from equity investees, net on the consolidated statements of operations. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. This evaluation consists of several qualitative and quantitative factors including recent financial results and operating trends of the investee, implied values in recent transactions of investee securities, or other publicly available information that may affect the value of our investments. We present income/losses from equity investments and any impairment related to equity method investments as losses from investments in equity method investees on the consolidated statement of operations. We recognized an immaterial other-than-temporary impairment charge in connection with our equity method investments in the consolidated statement of operations during the year ended December 31, 2019. We did not identify factors that would indicate that a potential other-than-temporary impairment of the carrying values of our equity method investments had occurred during the year ended December 31, 2020 or the quarters ended March 31, 2020 and March 31, 2021.

Other Investments

Other investments in non-consolidated entities include ownership rights that either do not provide us with control or significant influence over the investee, or do not have risk and reward characteristics that are substantially similar to an investment in the investee’s common stock. We record such investments under the measurement alternative pursuant to ASC 321 as these investments do not have readily determinable fair values. Under the measurement alternative method, we record the investment at cost less impairment losses, if any, unless it identifies observable price changes in orderly transactions for the identical or a similar investment of the same issuer, in which case we will measure the investments at fair value as of the date that the observable transaction occurred. We perform a qualitative assessment at each reporting period considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that we consider include but are not limited to; i) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, ii) a significant adverse change in the regulatory, economic, or technological environment of the investee, iii) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, iv) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; v) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants. If the qualitative assessment indicates that an investment is impaired, a loss is recorded equal to the difference between the fair value and carrying value in the current period as a component of other expense, net.

Such investments are presented as other investments on the consolidated balance sheet and any impairment recognized related to these investments in non-consolidated entities is presented in other expenses, net on the consolidated statement of operations.

Redeemable Noncontrolling Interests and Noncontrolling Interests

We evaluate the classification of noncontrolling interests based upon our review of the legal provisions governing the redemption of such interests as the obligation to redeem these shares is triggered by events that are within our control. We evaluate individual noncontrolling interests for the ability to recognize the noncontrolling interest as permanent equity on the consolidated balance sheet at the time such interests are issued and on a continual basis. Any noncontrolling interest that fails to qualify as permanent equity are considered redeemable noncontrolling interests and reclassified as temporary equity as such interests have redemption provisions that are triggered by events that are not solely within our control. Noncontrolling interests consist of third-party equity interests in our consolidated VIE and are initially recorded at fair value at the time of acquisition and are not subject to remeasurement. Redeemable noncontrolling interests are recorded initially at fair value at the time of acquisition and are not currently subject to subsequent remeasurement, as it was not probable that the events that would allow the shares to become redeemable would occur.

The noncontrolling interest and redeemable noncontrolling interest attributable to Perception and Kures, respectively, were valued as of the date of acquisition based on the market approach. The market approach used prior sales of Perception and Kures’ stock as its primary input. The fair value of our noncontrolling interests in EntheogeniX and Recognify and our redeemable noncontrolling interest in DemeRx were determined initially as of the date of acquisition primarily using an option pricing method, or OPM, and a probability-weighted expected return method, or PWERM, which considered inputs such as the risk-free rate of interest, an estimated annualized volatility, timing of liquidity events, type, timing and probability of potential outcome scenarios, implied total equity and valuation discounts such as a discount for lack of marketability to arrive at the final estimated fair value.

Research Contract Costs and Accruals

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at the time. We include these costs in accrued liabilities in the consolidated balance sheet and within research and development expense in the consolidated statements of operations. The estimate of accrued research and development expense is dependent, in part, upon the receipt of timely and accurate reporting from external service providers. Examples of estimated accrued research and development expenses that we accrue include:

•	fees paid to CROs in connection with preclinical and toxicology studies and clinical studies;

•	fees paid to investigative sites in connection with clinical studies;

•	fees paid to CMOs in connection with clinical study materials; and

•	professional service fees for consulting and related services.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with research institutions and other vendors that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances where payment made to our vendors will exceed the level of services provided and result in prepayment of the expense.

Payments under some of these contracts depend on factors such as the number of patients enrolled in clinical trials and the rate of patient enrollment. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are not reflective of actual expenses incurred in a particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Valuation of Contingent Consideration Liability—Related Parties

The fair value of the contingent consideration liability—related parties was determined at the acquisition date based on results of a third-party valuation using significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent milestone and royalty liabilities was estimated based on the discounted cash flow valuation technique. The technique considered the following unobservable inputs:

•	the probability and timing of achieving the specified milestones and royalties as of each valuation date,

•	the probability of the license agreement,

•	the expected first year of revenue, and

•	market-based discount rates.

The fair value of the contingent milestone and royalty liabilities could change in future periods depending on prospects for the outcome of R-ketamine milestone meetings with the FDA or other regulatory authorities, and whether we realize a significant increase or decrease in sales upon commercialization. The most significant assumptions in the discounted cash flow valuation technique that impacts the fair value of the milestone contingent consideration are the projected milestone timing and the probability of the milestone being met. Further, other significant assumptions in the discounted cash flow that impacts the fair value of the royalty contingent consideration are the projected revenue over ten years, the timing of royalties on commercial revenue, and the probability of success rate for a commercial R-ketamine product. As of the fourth quarter of 2020, Perception negotiated a license transaction with Otsuka, that was expected to close in March 2021. At December 31, 2020, we used a Scenario Based Model, or SBM, to consider our estimate of 80% probability that the transaction would happen and the 20% probability that it would fail to close. The valuation used inputs that were unobservable inputs with the most significant being the discount rate for royalties on milestones, probability of the transaction closing and probability of success estimates over the following ten years. At March 31, 2021, the license transaction had closed and the scenario-based method with 80% probability was no longer used.

Fair Value Option

As permitted under ASC Topic 825, Financial Instruments (ASC 825), we elected the fair value option to account for our short term notes receivable—related party with Innoplexus AG and COMPASS and the 2020 Notes, which are convertible promissory notes. In accordance with ASC 825, we record these short term notes receivable and the 2020 Notes at fair value with changes in fair value recorded as a component of other income (expense), net in the consolidated statement of operations. As a result of applying the fair value option, direct costs and fees related to these short term notes receivable and the 2020 Notes were expensed as incurred and were not deferred. We concluded that it was appropriate to apply the fair value option because these short term notes receivable and the 2020 Notes are liabilities that are not, in whole or in part, classified as a component of shareholders’ equity. The fair value option consisted of an SBM that considered the following unobservable, or Level 3 measurements within the fair value hierarchy, as it relates to the value of these short term notes receivable and the 2020 Notes:

•

type, timing and probability of potential outcome scenarios considered as per the associated agreements. Types of potential outcome scenarios included qualified financing, initial public offering, dissolution, and maturity,

•	discount rate, and

•	implied total equity upon outcome scenario.

The most significant estimates and assumptions used as inputs in the SBM valuation technique impacting the fair value of the 2020 Notes are those concerning type, timing and probability of specific scenario outcomes. The SBM considered a range of various cash flow outcomes and discounted each outcome to present value to estimate fair value. The discount rates were applied across valuation dates from issuance dates of the 2020 Notes to conversion and were based on certain consideration including time to payment, an assessment of our credit position, market yield of companies with similar credit risk at the date of valuation estimation, and calibrated rates based on the fair value relative to the original issue price proceeds from the 2020 Notes.

Valuation of Derivative Liability - Perception Convertible Notes

The fair value of derivative liability associated with the Perception Convertible Notes was determined at the acquisition date based on results of a third-party valuation using significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value of the derivative liability—Perception Convertible Notes was estimated based on the SBM. The SBM procedure is as follows: (i) estimate future cash flows that arise from scenario outcomes, (ii) discount the cash flows to present value using a market-based discount rate and (iii) probability weight the present values to form a probability weighted, expected return analysis that estimates fair value at the subject valuation date.

The most significant estimates and assumptions used as unobservable inputs in the SBM valuation technique impacting the fair value of the embedded conversion features are those concerning the type, timing and probability of specific scenario outcomes, as well as a market-based discount rate used to estimate present values of the cash flows arising from scenario outcomes.

Stock-Based Compensation

We measure all stock-based awards granted to employees, directors and non-employees based on the fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award on a straight line basis. The measurement date for non-employee awards is the date of grant, and stock-based compensation costs are recognized in the same period and in the same manner as if the entity had paid cash for the goods or services. We recognize the compensation cost of awards subject to service-based and performance-based vesting conditions using the accelerated attribution method over the requisite service period if the performance-based vesting conditions are probable of being met. Recognition of compensation cost relating to awards that vest on a “Liquidity Event” (as defined in the award) will be deferred until the consummation of such transaction. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the fair value of our common stock, expected stock price volatility, the expected term of the award and the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors. The expected option term represents the period that the stock-based awards are expected to be outstanding. The risk-free interest rate was based on the U.S. Treasury bond yield with an equivalent term. We have not paid dividends and have no foreseeable plans to pay dividends.

The December 31, 2020 stock options outstanding balance noted below includes 3,176,976 stock options that will vest over a four-year service period, only if and when a “Liquidity Event” (as defined in the 2020 Incentive Plan) occurs within five years of the date of grant. During the three months ended March 31, 2021, we modified the vesting terms of 2,464,072 of these options held by 12 employees such that, if we achieve an IPO (as defined in the awards) by June 30, 2021 or December 31, 2021, an additional 25% or 12.5%, respectively, will accelerate and vest upon the occurrence of the transaction. In each case provided, however, no option shall become vested before the first anniversary of the respective vesting start date. We applied modification accounting under ASC 718, which resulted in a new measurement of compensation cost, and the original grant-date fair value of the award is no longer used to measure compensation cost for the award.

Common Stock Valuations

As there has been no public market for our common stock to date, the estimated fair value of our common stock has historically been determined by our board of directors as of the date of our option grant, with input from management, and considering our most recently available third-party valuation of our common stock. The board of directors has determined its fair value at the time of grant of the option by considering a number of objective and subjective factors, including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, among other factors. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. Our board of directors considered the fair value of our common stock by first determining the equity value of our company. The equity value of our company was determined using the market approach by reference to the closest round of equity financing, if any, preceding the date of valuation and analysis of the trading values of publicly traded companies deemed comparable to us. In allocating the equity value of our company among various classes of stock, we used the option pricing method, or OPM. The OPM takes into account our classes of equity, dividend policy and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date. The OPM arrives at a final estimated fair value per share of the common stock before a discount for lack of marketability is applied. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold our common stock to outside investors in arms-length transactions,

•	our results of operations, financial position, and capital resources,

•	industry outlook,

•	the lack of marketability of our common stock,

•	the fact that the option grants involve illiquid securities in a private company,

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions,

•	the history and nature of our business, industry trends and competitive environment, and

•	general economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different. The fair value of the underlying common stock will be determined by the board of directors until such time as our common shares are listed on an established stock exchange.

These third-party valuations were performed on June 1, 2020, January 2, 2021, January 20, 2021, February 11, 2021 and April 26, 2021, which resulted in a valuation of our common stock of €2.06, €5.18, €5.64, €9.69 and €11.54 per share, respectively. The June 1, 2020 valuation of €2.06 per share was utilized as the fair value of common stock per share for the options granted on August 21, 2020, September 1, 2020, and September 16, 2020, as there were no material transactions that would have impacted the fair value of our common stock from June 2020 to September 2020. The third-party valuation as of June 1, 2020 utilized a 25% discount for lack of marketability. The discount rate and discount for lack of marketability were based on studies of similar stage biotechnology companies.

Options Granted

The following table sets forth, by grant date, the number of shares subject to options granted from January 1, 2020 through the date of this prospectus, the per share exercise price of the options, the fair value of common stock per share on each grant date and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted(1)	Per Share Exercise Price of Options	Fair Value of Common Stock per Share on Grant Date	Fair Value of Common Stock per Share on Grant Date	Per Share Estimated Fair Value of Options
August 21, 2020	5,232,064	$0.37	€ 2.06	$2.44	$2.12
August 21, 2020	3,898,480	$2.44	€ 2.06	$2.44	$1.23 – 1.34
August 21, 2020	2,396,688	$2.50	€ 2.06	$2.50	$5.07 – 5.09
September 1, 2020	80,064	$2.46	€ 2.06	$2.46	$1.29
September 16, 2020	68,032	$2.50	€ 2.06	$2.50	$5.09
January 1, 2021	70,000	$2.53	€ 5.18	$6.35	$4.58
January 2, 2021	1,866,400	$6.63	€ 5.18	$6.33	$4.14
January 2, 2021	768,000	$6.64	€ 5.18	$6.33	$4.16
January 2, 2021	1,536,000	$6.67	€ 5.18	$6.33	$4.19
January 20, 2021	280,000	$2.50	€ 5.64	$6.83	$5.21
January 20, 2021	6,241,408	$5.68	€ 5.64	$6.83	$3.93 – 4.18
January 21, 2021	624,000	$5.68	€ 5.64	$6.83	$3.99
January 22, 2021	373,536	$6.59	€ 5.64	$6.84	$4.58
January 22, 2021	544,000	$6.63	€ 5.64	$6.84	$4.63
January 22, 2021	2,193,440	$6.64	€ 5.64	$6.84	$4.64
February 11, 2021	1,139,248	$5.68	€ 9.69	$11.74	$8.18
April 26, 2021(2)	4,681,232	$11.72	€11.54	$13.96

(1)

Includes (a) 7,855,904 ESOP stock options that will vest over a two to four-year service period, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant. If we achieve an IPO (as defined in the awards) by June 30, 2021 or December 31, 2021, an additional 25% or 12.5%, respectively, the stock options will accelerate and vest upon the occurrence of the transaction, (b) 7,281,376 HSOP stock options that will vest over a two to four-year service period, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant. If we achieve an IPO (as defined in the awards) by June 30, 2021 or December 31, 2021, an additional 25% or 12.5%, respectively, the stock options will accelerate and vest upon the occurrence of the transaction, (c) 5,120,000 ESOP stock options that will vest (i) 50% upon the satisfaction of specified performance based vesting conditions, and (ii) 50% upon the satisfaction of specified performance-based vesting conditions, only if and when a “Liquidity Event” (as defined in the award) occurs within five years of the date of grant, (d) 4,488,192 ESOP stock options that will vest at the end of a four-year service period and upon the satisfaction of specified performance-based vesting conditions, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant, (e) 1,024,000 ESOP stock options that will vest over a two to three-year service period, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant, (f) 712,256 ESOP stock options that will vest at the end of a four-year service period and upon the satisfaction of specified performance-based vesting conditions, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant, (g) 420,944 ESOP stock options that will vest only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant and (h) 400,688 ESOP stock options that will vest over a four-year service period and upon the satisfaction of specified performance based vesting conditions, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant. If we achieve an IPO (as defined in the awards) by June 30, 2021 or December 31, 2021, an additional 25% or 12.5%, respectively, will accelerate and satisfy the service-based vesting condition upon the occurrence of the transaction, and (i) 8,000 ESOP stock options that will vest over a one-year service period, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant.

(2)

We will assess on a preliminary basis the common stock fair value for the share options’ grant dates occurring in the second quarter of 2021 using the midpoint of the preliminary price range. The share options granted in April 2021 are also subject to performance-based vesting terms, which are satisfied only if and when a Liquidity Event (as defined in the award) occurs within five years of the date of grant. Recognition of compensation cost relating to awards that vest on a Liquidity Event are deferred until the consummation of such transaction. The final fair value assessment related to the second quarter 2021 share option grants and the actual stock-based compensation expense that we recognize will be dependent on the final price at which the our common stock is sold in the initial public offering and the finalization of its financial statements for the year ending December 31, 2021. The impact of these stock-based compensation expenses will first be recorded for the six months ending June 30, 2021 and therefore these stock-based compensation expenses do not impact the condensed consolidated financial statement periods disclosed within this prospectus.

As of March 31, 2021, total unrecognized compensation cost related to the unvested stock-based awards was $88.8 million, which will be recognized in future periods if and when attainment of the performance criteria becomes probable.

Quantitative and Qualitative Disclosures of Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates. In addition, our portfolio of notes receivables is exposed to credit risk in the form of non-payment or non-performance. In mitigating our credit risk, we consider multiple factors, including the duration and terms of the note and the nature of and our relationship with the counterparty.

Interest Rate Sensitivity

Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. As of December 31, 2019 and 2020, we had cash and cash equivalents of $30.1 million and $97.2 million, respectively. As of March 31, 2021, we had cash of $104.4 million. We generally hold our cash in interest-bearing demand deposit accounts. Due to the nature of our cash, a hypothetical 100 basis point change in interest rates would not have a material effect on the fair value of our cash. Our cash is held for working capital purposes. We do not enter into investments for trading or speculative purposes.

As of December 31, 2019, we had $0.2 million in convertible promissory notes – related parties, net, which was comprised of non-interest-bearing borrowings under the 2018 Convertible Notes. The 2018 Convertible Notes mature on September 30, 2025, unless previously redeemed, converted, purchased or cancelled.

As of December 31, 2019, the fair value of our short term notes receivable - related party was $8.2 million, which was comprised of the COMPASS Notes for which we did not record interest income. The COMPASS Notes converted in April 2020. See Note 6 to our consolidated financial statements included elsewhere in this prospectus.

As of December 31, 2020, we had $1.2 million in convertible promissory notes – related parties, net, which was comprised of non-interest-bearing borrowings under the 2018 Convertible Notes and $0.8 million in convertible promissory notes, net, related to Perception’s convertible promissory notes. Amounts outstanding under the Perception convertible promissory note agreement bear interest at an annual fixed rate of 5% and therefore do not expose us to interest rate risk. Based on the principal amounts of the convertible promissory notes that bear interest and the interest rate assigned to the convertible promissory notes assigned, an immediate 10% change in interest rates would not have a material impact on our convertible promissory notes, financial position or results of operations.

As of December 31, 2020, the carrying amount of our short and long-term notes receivables was an aggregate amount of $2.2 million. Based on the principal amounts of the notes receivable and the interest rates assigned to each note receivable as per their respective contracts, an immediate 10% change in the interest rates would not have a material impact on our notes receivables, financial position or results of operations.

As of March 31, 2021, we had $1.2 million in convertible promissory notes – related parties, net, which was comprised of non-interest-bearing borrowings under the 2018 Convertible Notes and $1.3 million in convertible promissory notes, net, related to Perception’s convertible promissory notes. Amounts outstanding under the Perception convertible promissory note agreement bear interest at an annual fixed rate of 5% and therefore do not expose us to interest rate risk. Based on the principal amounts of the convertible promissory notes that bear interest and the interest rate assigned to the convertible promissory notes assigned, an immediate 10% change in interest rates would not have a material impact on our convertible promissory notes, financial position or results of operations.

As of March 31, 2021, the carrying amount of our short and long-term notes receivables was an aggregate amount of $4.3 million. Based on the principal amounts of the notes receivable and the interest rates assigned to each note receivable as per their respective contracts, an immediate 10% change in the interest rates would not have a material impact on our notes receivables, financial position or results of operations.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar, our functional currency is the euro and the functional currency of our foreign subsidiaries is generally the respective local currency. The assets and liabilities of each of our foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at each balance sheet date. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of comprehensive loss. Equity transactions are translated using historical exchange rates. Expenses are translated using the average exchange rate during the year. Gains or losses due to transactions in foreign currencies are included in interest and other income, net in our consolidated statements of operations.

The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains and losses related to changes in foreign currency exchange rates. In the event our foreign currency denominated assets, liabilities, revenue, or expenses increase, our results of operations may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

A hypothetical 10% change in the relative value of the U.S. dollar to other currencies during any of the periods presented would not have had a material effect on our consolidated financial statements.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). We have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) we are no longer an emerging growth company or (ii) we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

As described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, we early adopted multiple accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. We expect to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenues of at least $1.07 billion, (ii) the last day of the fiscal year following the fifth anniversary of the closing of this offering, (iii) the date on which we have, during the previous three year period, issued more than $1.0 billion in non-convertible debt securities, or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

BUSINESS

Overview

We have a bold and ambitious vision: to heal mental health disorders so that everyone, everywhere can live a more fulfilled life.

We are a clinical-stage biopharmaceutical company aiming to transform the treatment of mental health disorders. We founded atai Life Sciences in 2018 as a response to the significant unmet need and lack of innovation in the mental health treatment landscape, as well as the emergence of therapies that previously may have been overlooked or underused, including psychedelic compounds and digital therapeutics. We have built a pipeline of 10 development programs and six enabling technologies, each led by focused teams with deep expertise in their respective fields and supported by our internal development and operational infrastructure. We believe that several of our therapeutic programs’ target indications have potential market opportunities of at least $1 billion in annual sales, if approved. One of our atai companies, Recognify Life Sciences, has initiated a Phase 2a trial in the United States. We expect to initiate a Phase 2 trial for another program in 2021 and an additional three Phase 2 trials for other programs in 2022. We also expect to initiate Phase 1 trials for two of our programs in 2021 and an additional four in 2022.

Mental health disorders such as depression, SUD and anxiety, which are among our initial focus indications, are highly prevalent and estimated to affect more than one billion people globally. Additionally, it is expected that more than 50% of the U.S. population will be diagnosed with a mental health disorder at some point in their lifetime, with increasing incidence ascribed to the COVID-19 pandemic. Those suffering from mental health disorders have higher mortality rates than the general population and often experience decreased quality of life as a result of emotional, behavioral or physical manifestations. In addition, the total costs of mental health disorders are significant and expected to increase substantially. Between 2009 and 2019, spending on mental health care in the United States increased by more than 50%, reaching $225 billion, and a Lancet Commission report estimates the global economic cost will reach $16 trillion by 2030. While current treatments, such as SSRIs and SNRIs are well established and effective for certain patients, a significant percentage of patients either respond inadequately or relapse, translating to a significant unmet patient need.

We operate a decentralized model to enable scalable drug or technological development at our atai companies. Our atai companies drive development of our programs and enabling technologies that we have either acquired a controlling or significant interest in or created de novo. We believe that this model provides our development teams the support and incentives to rapidly advance their therapeutic candidates or technologies in a cost-efficient manner. To continue to grow our business and to aid in the development of our various programs, we intend to continue to incubate, acquire and invest in companies that share our goal of advancing transformative treatments for patients that suffer from mental health disorders.

Our Values

We have four key values that guide our actions: (i) conscious care: for patients, their families, their caregivers, ourselves and our colleagues; (ii) collaborative innovation: taking full advantage of our diversity of backgrounds, cultures and experiences to challenge conventional wisdom and develop the solutions patients need; (iii) bold entrepreneurship: agile teams using first principles thinking to accelerate innovation for people suffering from unmet medical needs in mental health; and (iv) radical responsibility: modelling grit, ownership and tenacity, striving to be the best we can possibly be.

Our Platform

To support the ongoing growth of our pipeline and the development of our existing programs, we have established a platform that underpins our operations. Our platform consists of our process, our people and our enabling technologies.

Our Process

Our process comprises three core elements: (i) disciplined new program selection, focusing on differentiated mental health opportunities encompassing psychedelic compounds and nonpsychedelic compounds, (ii) decentralized operations with access to shared resources, which we believe facilitates scalable drug or technological development in a capital efficient manner, and (iii) impactful capital allocation and strategic value capture.

Our People

We were founded by Christian Angermayer, a prominent biotech investor and the founder of Apeiron, our largest shareholder, Florian Brand, our Chief Executive Officer, Srinivas Rao, our Chief Scientific Officer, and Lars Christian Wilde, co-founder, President and Chief Business Officer of COMPASS, with the aim of transforming the treatment of mental health disorders. This focus came out of direct experience with the trauma of mental health challenges such as depression and awareness of the potential solutions offered by unconventional approaches including psychedelic compounds. In addition to our founders, we have an experienced senior leadership team including Greg Weaver, our Chief Financial Officer, and Rolando Gutiérrez-Esteinou, our Chief Medical Officer. Collectively, the atai team has significant experience across business and pharmaceutical leadership roles and has led the development of 13 NDAs through regulatory approval and more than 50 IND submissions. Our expertise is augmented at both the subsidiary and parent company levels with leading business, regulatory and scientific experts.

Our Enabling Technologies

We believe our enabling technologies have the potential to support the development of our pipeline and be used as patient support tools. We currently have six enabling technologies housed at our atai companies: EntheogeniX Biosciences, Introspect Digital Therapeutics, InnarisBio, PsyProtix, Psyber and IntelGenx Technologies. In November 2019, we acquired a majority interest in EntheogeniX Biosciences, a controlled variable interest entity, that is an AI-enabled computational biophysics platform designed to optimize and accelerate drug discovery. Introspect Digital Therapeutics, a wholly owned subsidiary we launched in June 2020, is a digital therapeutics platform dedicated to improving patient outcomes through personalized care. InnarisBio, a majority owned subsidiary we launched in March 2021, is a formulation technology company developing a sol-gel based, intranasal excipient technology. PsyProtix, a majority owned subsidiary we launched in February 2021, is developing metabolomics-based biomarkers that stratify TRD patients with the aim to improve patient outcomes through a precision psychiatry approach. In February 2021, we acquired a majority interest in Psyber, which is developing an EEG-based brain-computer interface technology for psychiatric use. In May 2021, we acquired a minority interest in IntelGenx Technologies, an OTF drug delivery system manufacturer that is currently developing an OTF formulation of Viridia’s VLS-01. None of our existing programs were developed using these enabling technologies, and many of these technologies remain in early stage testing and development. We intend to use these enabling technologies to support the future development of our programs.

Our Pipeline

Since our inception in 2018, we have built our pipeline through both incubation and business development efforts, and we have advanced multiple programs through early stages of development. A number of our programs are considered psychedelic compounds which are emerging as novel breakthrough therapies for mental health disorders with growing scientific support, recent regulatory approvals and increasing patient and physician acceptance. Currently, we have 10 therapeutic programs, including five psychedelic compounds in our pipeline, complemented by six enabling technologies in development.

Total Programs, Enabling Technologies and Strategic Investments Per Year Since Inception

(1)	COMPASS is a strategic investment. We do not provide operational support to COMPASS, and our interest in the product candidates of COMPASS is limited to the potential appreciation of our equity interest.
(2)	Ketamine and S-ketamine are psychedelic/dissociative at therapeutic doses, while R-ketamine (the enantiomer that Perception Neuroscience is developing) is assumed to be nonpsychedelic at effective doses.

Our pipeline currently consists of therapeutic candidates across multiple neuropsychiatric indications including depression, cognitive impairment associated with schizophrenia, or CIAS, SUD, anxiety, mTBI and PTSD. The following table summarizes our current wholly owned therapeutic programs and non-wholly owned therapeutic programs that we consolidate based on our controlling financial interest as determined under the VIE model.

Note: TRD = Treatment-resistant depression; CIAS = Cognitive impairment associated with schizophrenia; OUD = Opioid use disorder;

GAD = Generalized anxiety disorder; mTBI = Mild traumatic brain injury; DMT = N,N-dimethyltryptamine;

MDMA = 3,4-Methyl enedioxy methamphetamine; PTSD = Post-traumatic stress disorder, VIE = Variable interest entity.

(1)	Unless otherwise indicated herein, ownership percentage based on ownership of securities with voting rights as of the date of this prospectus.
(2)	Perception ownership does not give effect to the shares of common stock issuable to us upon the conversion of outstanding convertible notes, which may increase our ownership percentage.
(3)	RL-007 compound is (2R, 3S)-2-amino-3-hydroxy-3-pyridin-4-yl-1-pyrrolidin-1-yl-propan-1-one(L)-(+) tartrate salt.
(4)	In May 2021, we purchased additional shares of Series A preferred stock of Recognify. As of the date of this prospectus, we hold a 51.9% equity ownership position in Recognify.
(5)	In April and May 2021, we purchased additional shares of Series A preferred stock of GABA. As of the date of this prospectus, we hold a 53.8% equity ownership position in GABA. GABA ownership does not give effect to the obligation to acquire further shares upon the achievement of specified development milestones which may increase the ownership percentage to up to 54.2%.
(6)	In May 2021, we purchased additional shares of Series A preferred stock of Neuronasal. As of the date of this prospectus, we hold a 56.5% equity ownership position in Neuronasal. Neuronasal ownership does not give effect to the obligation to acquire further shares upon the achievement of specified development milestones which may increase the ownership to up to 64.5%.
(7)	Kures ownership does not give effect to the obligation to acquire further shares upon the achievement of specified development milestones which may increase the ownership to up to 67.9%.

Our Ownership Position in COMPASS

In addition to our emerging clinical and preclinical programs and enabling technologies, we led the Series A financing round in 2018 for COMPASS, co-led their Series B financing round in 2020 and continue to hold a significant equity ownership position in COMPASS. COMPASS is developing its investigational COMP360 psilocybin therapy, which comprises administration of COMP360 with psychological support from specially trained therapists, with an initial focus on TRD. The therapeutic potential of psilocybin administered in conjunction with psychological support has been shown in multiple academic-sponsored studies, which did not involve COMP360, specifically exhibiting rapid reductions in depression symptoms after a single high dose with no SAEs. COMPASS is currently evaluating COMP360 in conjunction with psychological support in a Phase 2b trial and plans to report data from this trial in late 2021. As of May 4, 2021, we beneficially owned 8,075,663 shares representing 19.7% equity interest in COMPASS. Certain of our founding investors were also seed investors and founders of COMPASS. Our interest in the product candidates of COMPASS is limited to the potential appreciation of our equity interest.

Our Emerging Clinical and Preclinical Programs

Below is a summary of our clinical and preclinical programs, including related prior evidence in humans based on third-party clinical trials or studies. We currently hold at least a majority interest, or have options to obtain a majority interest, in each of these atai companies.

Perception Neuroscience: PCN-101 for TRD

•

Product concept: PCN-101 is a subcutaneous formulation of R-ketamine, the latter a glutamatergic modulator that is a component of ketamine, being developed as a rapid-acting antidepressant, with the potential to be an at-home nondissociative alternative to S-ketamine (marketed as SPRAVATO).

•

Prior evidence in humans: In a third-party clinical trial, another formulation of R-ketamine was observed to produce a rapid and durable response with limited dissociative side effects in patients with TRD. In September 2020, Perception Neuroscience completed a Phase 1 trial of PCN-101 supporting the advancement of PCN-101 into a Phase 2 trial.

Recognify Life Sciences: RL-007 for CIAS

•

Product concept: RL-007, a GABA/nicotinic modulator, is an orally available compound that is thought to alter the excitatory/inhibitory balance in the brain to produce pro-cognitive effects in clinical conditions, including schizophrenia.

•

Prior evidence in humans: In third-party studies, other formulations of this compound have been shown to effect a significant improvement in aspects of cognitive function in both experimental paradigms involving healthy subjects as well as in a Phase 2 trial in patients suffering from diabetic peripheral neuropathic pain.

DemeRx IB: DMX-1002 for OUD

•	Product concept: DMX-1002 is an oral formulation of ibogaine, a naturally occurring psychedelic product isolated from a West African shrub, that we are developing for the treatment of OUD.

•

Prior evidence in humans: In third-party studies evaluating other formulations of ibogaine, significant reductions in opioid cravings were observed, both at discharge and at one month post treatment, and were associated with improved mood in patients with OUD.

GABA: GRX-917 for GAD

•

Product concept: GRX-917 is an oral formulation of a deuterated version of etifoxine, a compound that has a long history of prescription use in France for treating anxiety disorders. GRX-917 is designed to provide rapid anxiolytic activity with improved tolerability to current treatments for anxiety in the United States.

•

Prior evidence in humans: Etifoxine has been observed to have the rapid onset of anxiolytic activity of benzodiazepines without their sedating or addicting properties. Furthermore, etifoxine is not associated with abuse, dependence or respiratory depression and has been observed to have no significant impact on motor skills or cognition.

Neuronasal: NN-101 for mTBI

•	Product concept: NN-101 is a novel intranasal formulation of NAC. NAC is believed to stimulate the synthesis of GSH, an endogenous antioxidant that plays a protective role in the pathogenesis of mTBI.

•

Prior evidence in humans: An orally administered formulation of NAC was shown to increase the probability of mTBI symptom resolution at seven days in a third-party study conducted by the U.S. Army. Neuronasal has also completed a pilot study of NN-101 in nine healthy volunteers. In this pilot study,

NN-101 was observed to be approximately 20 times and 100 times more brain-penetrant compared to IV and oral NAC, respectively, and was well tolerated.

Viridia Life Sciences: VLS-01 for TRD

•

Product concept: VLS-01 is a formulation of DMT, the active moiety of the traditional, hallucinogenic drink ayahuasca. DMT is characterized by an intrinsically short duration of psychedelic effect with a serum half-life estimated at less than 10 minutes. VLS-01 is formulated to provide a psychedelic experience lasting 30 to 45 minutes, thus potentially allowing for a shorter clinic visit compared to many other psychedelic compounds that may require a patient to be monitored for four or more hours.

•

Prior evidence in humans: Ayahuasca has shown significant antidepressant effects compared with placebo at one, two and seven days after dosing in a double-blind, randomized, placebo-controlled third-party clinical trial in patients with TRD.

EmpathBio: EMP-01 for PTSD

•

Product concept: EMP-01 is an oral formulation of an MDMA derivative being developed for the treatment of PTSD. We are developing EMP-01 for the potential to have an improved therapeutic index compared to MDMA.

•

Prior evidence in humans: In a meta-analysis of 21 third-party trials of other formulations of MDMA-combined with psychotherapy for the treatment of PTSD, the benefits of such treatment were statistically significant versus placebo or active placebo-assisted therapy alone. In addition, a recent third-party randomized, double-blind, placebo-controlled phase 3 study with 90 patients with severe PTSD, showed statistically significant reduction in PTSD symptoms in the MDMA-assisted psychotherapy group versus placebo.

Revixia Life Sciences: RLS-01 for TRD

•

Product concept: RLS-01 is a formulation of SalA, a naturally occurring psychedelic compound with pharmacology differentiated from that of psilocybin or DMT, being developed for the treatment of TRD and other indications.

•

Prior evidence in humans: In a third-party study of another formulation of SalA, the effects of the compound were observed to be similar to those of psilocybin based upon functional brain imaging. We believe these data combined with anecdotal usage reports suggest that SalA may possess rapid-acting antidepressant properties.

Kures: KUR-101 for OUD

•	Product concept: KUR-101 is an oral formulation of deuterated mitragynine being developed for the treatment of OUD. Mitragynine is a component of the leaves of kratom (Mitragnyna speciosa).

•

Prior evidence in humans: Kratom has a long history of traditional medicine use as an analgesic in parts of Southeast Asia, and its use in the United States has increased in recent years, particularly amongst individuals seeking to reduce prescription opioid consumption or manage opioid withdrawal symptoms. Published third-party human data involving isolated mitragynine are limited, but recent mechanistic insights suggest that this compound may be well-suited for the medically assisted therapy of OUD.

DemeRx NB: DMX-1001 for OUD

•

Product concept: DMX-1001 is an oral formulation of noribogaine being developed for the treatment of OUD. Noribogaine is an active metabolite of ibogaine designed to have a longer plasma half-life and potentially reduced hallucinogenic effects compared with ibogaine.

•

Prior evidence in humans: Three third-party clinical trials have been conducted, testing various doses of another formulation of noribogaine in both healthy subjects and opioid dependent subjects undergoing detoxification. We believe the results from these trials support further development.

The atai Foundation

We are convinced that the for-profit model is the fastest, safest and best way of getting new treatments to patients in need. But not all aspects of the global mental health crisis can be effectively addressed by a for-profit model. For this reason, we intend to launch the inaugural More Needs To Be Done initiative to further our vision of healing mental health disorders so that everyone, everywhere can live a more fulfilled life.

We intend that the More Needs To Be Done Initiative will have three strategic pillars:

•

Education: we aim to provide training, scholarships and research grants to individuals working in the mental health space. We aim to promote awareness and destigmatization: investing in opportunities to produce multi-platform content to educate and inform the public on mental health issues.

•

Access: we aim to support organizations dedicated to ensuring equal access to mental health services, regardless of geography or demographic, with a specific focus on excluded or underserved communities.

•

Ecosystem support: recognizing that our success is built upon the work of many stakeholders (including not for profit communities and groups, researchers, indigenous communities, and sustainable manufacturing entities), we aim to give back to the ecosystem which allows us to thrive.

The atai foundation will be charged with helping us carry out our social responsibility mission. We intend to fund the atai foundation as follows:

•	One-time grant: we intend to donate up to 1% of the gross proceeds from this offering to the atai foundation. See “Use of Proceeds.”

•

Founders, employees and investor equity: certain of our co-founders and many of our employees have pledged a portion of their equity to charity, via our Equity for Impact Initiative online pledging tool, some of whom are planning to donate a portion of their charitable pledges to the atai foundation. We also expect certain of our existing investors to pledge a portion of their equity to the atai foundation.

We also intend to support the More Needs To Be Done initiative by offering all employees the opportunity to spend 1% of their working hours annually volunteering with charities or non-profits aligned with the More Needs To Be Done strategic pillars.

In the future, we intend to explore donating 1% of atai product candidates, if approved, and profits, if achieved, to non-profit organizations who share our vision of healing mental health disorders – potentially via patient assistance programs. We intend to encourage our atai companies to do likewise.

Our Focus

We are focused on mental health for several reasons:

•

High prevalence: Mental health disorders are estimated to have affected more than one billion people globally and accounted for over 20% of the global burden of disease in 2016. Overall, it is expected that more than 50% of the U.S. population will be diagnosed with a mental health disorder at some point in their lifetime. Moreover, 20% of the U.S. adult population will experience a mental illness in a given year, and incidence is growing, partially due to the COVID-19 pandemic, with the percentage of U.S. adults experiencing symptoms of depression and anxiety rising from 11% in 2019 to 42% by the end of 2020. Indeed, it has been estimated that depression symptoms have increased by a factor of three since the beginning of the COVID-19 pandemic, with severe depression symptoms increasing by a factor of 7.5 compared to pre-COVID-19 levels.

•

Significant unmet need: Mental health market spending reached an estimated $225 billion in the United States alone in 2019. Even so, nearly a quarter of adults in the United States with a mental illness reported they were unable to receive appropriate treatment and within indications such as depression, approximately one-third of patients with severe forms of disease are resistant to current treatment options. We believe that a significant unmet need exists across efficacy, safety and time to onset of current treatment options.

•

Lack of therapeutic density and emerging treatments: Historically, there has been a lack of innovation in treatments for mental health. Only seven new molecular entities or new active ingredients have been approved by the FDA for addiction, mood, anxiety, or psychotic disorders since 2015, compared to 83 for oncology, which is an area that has experienced a significant amount of innovation and investment. However, recently there has been increasing preclinical, clinical and regulatory validation of new pharmacological classes, such as psychedelics, that have demonstrated prior evidence of clinical activity. For example, the FDA approved S-ketamine for the treatment of depression in 2019, and granted breakthrough therapy designation to psilocybin- and MDMA-assisted psychotherapy in 2018 and 2017, respectively. These recent advances signal an increased acceptance of these novel approaches, and we believe we are well positioned to capitalize on this potential opportunity.

•

Major economic and social burden: The total costs associated with mental health, including indirect costs associated with work absence, loss of productivity, disability, care-seeking and early retirement, are estimated to reach $16 trillion globally by 2030, and an estimated 12 billion working days are lost every year due to mental illness. Furthermore, mental health disorders have a detrimental impact on the quality of life of patients and their families.

Our Platform

Our platform supports the ongoing growth of our pipeline and the development of our existing programs. It consists of our process, our people and our enabling technologies.

Our Process

Our process is comprised of three components: (i) disciplined new program selection, (ii) decentralized operations with access to shared resources, and (iii) impactful capital allocation and strategic value capture.

Disciplined New Program Selection

We focus on differentiated mental health opportunities that we believe present significant commercial potential and a high probability of clinical success based on screening along certain criteria, including the following:

•

Therapeutic focus in mental health. We are focused on developing innovative therapeutics for mental health disorders based on new insights into the brain’s response to therapies that may previously have been overlooked or underused, including psychedelic compounds, nonpsychedelic compounds and digital therapeutics. Despite a previous stigma, psychedelics are emerging as novel breakthrough therapies for mental health disorders, such as depression and SUD, with growing scientific support, recent regulatory advancements and increasing patient and physician acceptance. There is a growing body of clinical evidence that supports the potential efficacy and safety profile of psychedelics, which may have potential therapeutic benefits, such as a rapid onset of effect and sustained efficacy after a short-course of administration. Our pipeline also includes nonpsychedelic compounds. We believe these programs, which include new molecular entities as well as variants of known compounds with unique pharmacology, have potential to alleviate unmet need in mental health disorders.

•	Prior evidence in humans. We prioritize the development of compounds that have shown potential for efficacy and safety in prior clinical trials or observational studies.

•

Differentiated pharmacological and treatment effect. We prioritize the development of compounds with novel pharmacological characteristics including the potential for rapid onset, enhanced efficacy and improved tolerability. Our programs include natural products and their derivatives that have not previously been formally developed as drugs, as well as de novo compounds.

•

Rapid clinical proof of concept. Our approach to research and development involves defining discrete de-risking steps that constitute go/no-go decision points. Our clinical development strategy is focused on obtaining clinical proof of concept from modestly sized, short duration trials where a clinical effect or a biomarker of efficacy can be observed after treatment for days to weeks before investing in larger trials intended for registration.

•	Significant commercial opportunity. We prioritize opportunities that we believe have a peak sales potential of $1 billion or more.

•

Potential synergies with our existing pipeline. We intend to pursue opportunities which align with our selection criteria and for which we believe we have a competitive advantage due to synergies with our existing knowledge, capabilities, infrastructure, pipeline programs and enabling technologies, among others.

The below chart highlights key characteristics of our programs that have completed Phase 1 trials, are in Phase 1 trials or for which we intend to initiate Phase 1 trials in the next twelve months.

Note: TRD = Treatment-resistant depression; DMT = N,N-dimethyltryptamine; CIAS = Cognitive impairment associated with schizophrenia;

OUD = Opioid use disorder; SUD = Substance use disorder; GAD = Generalized anxiety disorder; mTBI = Mild traumatic brain injury.

(1)	RL-007 compound is (2R,3S)-2-amino-3-hydroxy-3-pyridin-4-yl-1-pyrrolidin-1-yl-propan-1-one (L)-(+) tartratesalt.

Our Decentralized Operations with Access to Shared Resources

We operate a decentralized model to enable scalable drug or technological development. Our atai companies are led by teams dedicated to advancing their respective therapeutic candidates. We believe that this model provides our development teams the support and incentives to rapidly advance their therapeutic candidates or technologies in a cost-efficient manner. Key elements of our operating model include:

•

Shared operational backbone. Our central organization provides operating leverage to our teams by providing shared services and expertise, such as scientific insight, intellectual property, strategy, data analytics and clinical and regulatory support.

•

Efficient cost structure. We believe our shared operational model enables us to minimize overhead costs that may otherwise be incurred by individual companies that are required to build out full non-research and development support functions and fixed cost infrastructure, despite relatively small pipelines.

•

Entrepreneurial incentives and decentralized decision making. Each program is supported by a team of experts and specialists who are incentivized to achieve success. For subsidiaries that we have acquired, the management teams hold equity interests in those particular entities, thus providing equity incentives at the program level. This creates an intense focus on advancing drug candidates for patients. Our structure leaves certain operational decision-making in the hands of those closest to the programs, which we believe results in faster and more effective program management.

•

Network of academic and business leaders. Our broad focus on developing therapeutics for the treatment of mental health disorders benefits from our network of advisors that includes many of the leading experts in the field. In addition, a number of scientific advisory board members guide the development of each of our programs.

Impactful Capital Allocation and Strategic Value Capture

We look to optimize deployment of our capital in order to maximize value for our stakeholders. Key components of our approach include:

•

Diversified pipeline. We have built a broad pipeline of 10 development programs that vary across stage of development, indication and modality. We believe our programs are clinically uncorrelated which has the potential to mitigate the impact of any single program failure. We intend to add further programs to our pipeline which we believe will improve the commercial potential and risk profile of our pipeline in aggregate.

•

Discrete de-risking decision points. Our approach to research and development involves defining discrete de-risking steps that constitute go/no-go decision points in the development of our programs. This approach allows each atai company to focus on achieving their next milestone and provides us with appropriate control over each program. If our programs do not meet our criteria for advancement at a particular stage, we will discontinue the program in order to focus our resources and capital more effectively.

•

Optimized value capture. We intend to provide the necessary funding and operational support to our programs to maximize their probability of success in clinical development and commercialization. However, we regularly review the status of our programs to assess whether there are alternative forms of ownership, partnership or other forms of collaboration that would optimize our economic interests.

Our People

We were founded by Christian Angermayer, Florian Brand, our Chief Executive Officer, Srinivas Rao, our Chief Scientific Officer, and Lars Christian Wilde, co-founder, President and Chief Business Officer of COMPASS, with the goal of transforming the treatment of mental health disorders. This focus came out of direct experience with the trauma of mental health challenges such as depression and the potential solutions offered by unconventional approaches including psychedelics. In addition to the founders, we have an experienced senior leadership team including Greg Weaver, our chief financial officer, and Rolando Gutiérrez-Esteinou, our Chief Medical Officer. Collectively, the atai team has significant experience across business and pharmaceutical leadership roles and has led the development of 13 NDAs through regulatory approval and more than 50 IND submissions.

Our expertise is augmented at both the subsidiary and parent company levels with leading business, regulatory and scientific experts. Each of our atai companies is led by passionate entrepreneurs, many of whom are medical and scientific leaders in their respective fields and who have successfully secured funding before we made our strategic investments.

Our Enabling Technologies

We believe our enabling technologies have the potential to support the development of our pipeline and, in the case of Introspect and Psyber, be used as patient-support tools. Our enabling technologies include:

•

EntheogeniX Biosciences is a discovery stage joint venture with Cyclica, with atai owning 80% as of March 31, 2021, dedicated to developing the next generation of innovative mental health drugs. EntheogeniX leverages Cyclica’s AI-enabled computational biophysics platforms—Ligand Design and Ligand Express—to accelerate drug discovery. We believe EntheogeniX has the potential to be a drug discovery engine for atai, supporting the next generation of novel compounds.

In November 2019, EntheogeniX entered into a license agreement with Cyclica relating to EntheogeniX’s drug discovery and development initiatives. Pursuant to the agreement, EntheogeniX obtained a limited, non-transferable and non-exclusive right, solely for the term of the agreement, to access and use Cyclica’s hosted and cloud-based software platforms, solely for the purposes of screening certain compounds generated by Cyclica pursuant to the license agreement. Upon execution of the agreement, EntheogeniX paid Cyclica an upfront service fee of $0.1 million. In addition, EntheogeniX is obligated to make aggregate milestone payments to Cyclica of up to $0.3 million upon the achievement of specified development milestones. The term of the license agreement will continue for the life of EntheogeniX and may only be terminated by either party following a non-curable material breach of the shareholders agreement between Cyclica and EntheogeniX. We anticipate EntheogeniX identifying a lead product candidate in 2022.

•

IntroSpect Digital Therapeutics is a wholly owned digital therapeutics platform dedicated to improving patient outcomes through personalized care. We believe capabilities such as symptom tracking, mobile application-based therapy (e.g., cognitive behavioral therapy) and remote monitoring, have the potential to improve patient outcomes as has been observed with other, similar therapies, such as Pear Therapeutics’ reSET-O. The FDA has also recently expressed support for digital health initiatives through its Digital Health Innovation Action Plan. We intend to incorporate digital therapeutics into the design of clinical trials for several of our programs, including DemeRx IB and Viridia. We anticipate introducing a prototype digital application developed by IntroSpect Digital Therapeutics in 2022.

•

InnarisBio is a joint venture with UniQuest, the commercialization and technology transfer company of the University of Queensland, Australia, with atai owning 82% as of March 31, 2021. InnarisBio is dedicated to developing a sol-gel based, intranasal excipient technology to facilitate nose-to-brain, or N2B, delivery of platform compounds, starting with Salvinorin A and with potential plans to expand to additional active pharmaceutical ingredients, or APIs. InnarisBio’s non-invasive, N2B delivery technology is designed to avoid systemic circulation and first-pass metabolism, both factors that may reduce safety risks, depending upon the API. Potential additional advantages include increased patient compliance, ease of administration and rapid onset of action. We anticipate InnarisBio pilot Phase 1 results in 2022.

•

PsyProtix is a joint venture with Chymia, a spinout of Duke University, with atai owning 75% as of March 31, 2021. PsyProtix intends to develop metabolomics-based biomarkers that stratify TRD patients, for a currently undisclosed class of compounds, with the aim to improve patient outcomes through a precision psychiatry approach. Currently this program is in preclinical phase with an initial focus on mitochondrial energetics. Targeting this metabolic pathway may provide a new treatment approach for subsets of TRD cases.

•

Psyber is a majority owned subsidiary, with atai owning 75% as of March 31, 2021. Psyber is developing an EEG-based brain computer interface, or BCI, technology for psychiatric use. Beneficial effects of BCI-based approaches have been observed on stress reduction, attention and emotional modulation in humans. Our initial application of this technology platform is to enhance both “(mind)set and setting” prior to and during psychedelic dosing. We intend to co-develop this technology with our psychedelic therapies and IntroSpect Digital Therapeutics’ mobile application and anticipate a prototype in 2022.

•

IntelGenx Technologies is an OTF manufacturer based in Montreal, Canada with a Canadian Schedule 1 license, allowing it to develop re-formulations of scheduled compounds. Currently, IntelGenx is developing an OTF formulation of Viridia’s VLS-01. OTF formulations are designed to enable delivery of therapeutics through oromucosal absorption, thereby avoiding the stomach and first-pass metabolism and allowing for non-invasive delivery of non-orally bioavailable therapeutics. In May 2021, we acquired a 25% interest in IntelGenx as part of a strategic partnership in which we and IntelGenx cooperate to conduct research and development projects. As part of the agreement, atai acquired additional warrants and received the right to purchase additional shares and warrants, leading to a potential path to majority ownership. So long as we maintain certain levels of our initial equity ownership in IntelGenx, IntelGenx will work exclusively with us in the field of compounds for the prevention or treatment of mental health diseases or disorders and compounds that have psychedelic, entactogenic and/or oneirophrenic properties, but excluding certain specific compounds and veterinary applications.

Our Programs

Our programs currently consist of therapeutic candidates focused on multiple mental health disorders, including depression, initially TRD, CIAS, SUD, initially OUD, anxiety, initially GAD, mTBI and PTSD. We believe there may be additional indications with potential for treatment using psychedelic therapeutics, including obsessive-compulsive disorder, attention deficit disorder, hyperactivity disorder and eating disorders, each of which we believe represent areas of unmet medical need.

Depression Background

Depression is characterized by persistent depressed mood and loss of interest or pleasure in most daily activities of at least two weeks’ duration. These symptoms are often accompanied by fatigue, difficulty concentrating, psychomotor impairments and suicidal ideation, among others. Depression is one of the most prevalent psychiatric disorders and a leading cause of disability worldwide, affecting an estimated 300 million people globally. There are a wide range of available therapies for depression, including pharmacological treatments and psychological interventions, but these approaches have significant limitations for many patients, including slow and/or inadequate response, resulting in a significant unmet medical need.

Pharmacological treatment of depression is mostly based on drugs targeting the monoaminergic neurotransmitter system. Available therapies include antidepressants, such as SSRIs or SNRIs, and atypical antipsychotics, among others. In addition to efficacy limitations, these therapies are often associated with significant side effects, including weight gain, fatigue, nausea, apathy, sleep disturbances and sexual dysfunction, all of which can impair patient quality of life and impact compliance. It is estimated that global antidepressant sales could reach $8 billion or more by 2025.

We are initially focused on a subtype of depression referred to as TRD. TRD is a severe form of major depressive disorder, or MDD, comprising patients who inadequately respond to two or more depression treatments. Approximately one third of patients with MDD are diagnosed with TRD.

TRD is estimated to afflict approximately 100 million people globally and has greater economic and societal costs than MDD patients that are not treatment resistant. TRD patients are often unable to perform daily tasks, are less productive at work and have higher rates of unemployment. These patients are also more likely to receive disability or welfare benefits and are reported to have a higher frequency of co-occurring conditions, such as hypertension, anemia and diabetes. In addition, direct medical costs for TRD patients are estimated to be two to three times higher than for MDD patients that are not treatment resistant, with an average of twice the number of inpatient visits and hospital stays that are over one-third longer. Furthermore, it has been found that the proportion of TRD patients that have attempted suicide may be as high as 30%, approximately a seven-fold increase compared with non-TRD MDD patients.

The graphic below illustrates the progression from new-onset MDD to TRD.

(1)	Includes mood stabilizers, atypical antipsychotics, and esketamine.
(2)	Includes rTMS (repetitive transcranial magnetic stimulation), tDCS (transcranial direct current stimulation), ECT (electroconvulsive therapy), and DBS (deep-brain stimulation).

Given the limitations of existing therapeutic treatments, there continues to be high unmet need for antidepressants that provide greater efficacy, faster onset of effect, higher remission rates and improved tolerability. Most pharmacotherapies for depression use the same mechanism of action targeting the monoaminergic system and until recently, no novel mechanism of action had been approved for depression in several decades.

S-ketamine (SPRAVATO) is a recently approved therapy for TRD with a novel mechanism of action. S-ketamine (also referred to as esketamine) is one of the two enantiomers that constitute ketamine, an N-methyl-D-aspartic acid, or NMDA, receptor antagonist that has been used on-label for several decades for anesthesia induction, as well as off-label for depression and chronic pain. Ketamine consists of S-ketamine and R-ketamine in a 1:1 ratio.

S-ketamine addresses some of the limitations of current therapies with rapid onset of action and improved efficacy in treatment resistant patients. However, S-ketamine has several drawbacks, including the need for multiple administration sessions in a doctor’s office involving a minimum two hour stay. The requirement for a supervised setting for administration is driven by both the dissociative side effects and abuse potential of S-ketamine. Thus, high unmet need still exists despite S-ketamine’s approval.

Perception Neuroscience (PCN-101)

Perception Neuroscience is developing PCN-101, a subcutaneous formulation of R-ketamine, as a therapy for psychiatric indications, initially focused on TRD. PCN-101 is being evaluated as a rapid-acting antidepressant therapy with potential benefits over S-ketamine, including a nonpsychedelic profile that could allow for at-home use and the possibility of combination treatment with SSRIs. The Phase 1 trial for PCN-101 was completed in September 2020. Perception Neuroscience expects to initiate a Phase 2 trial for PCN-101 in Europe in mid-2021, with topline data expected to be reported at the end of 2022.

We believe PCN-101 has a potentially superior therapeutic profile versus S-ketamine based on the following observations in head-to-head third-party studies of S-ketamine and other R-ketamine formulations:

•

Favorable tolerability profile. R-ketamine was observed to have an approximately fourfold lower affinity for the NMDA receptor relative to S-ketamine in in vitro studies. Pharmacological activity at the NMDA receptor is thought to underlie some of the safety and tolerability issues associated with ketamine and S-ketamine, including the dissociative side effects.

•	Greater Potency. R-ketamine was observed to be more potent in improving behavior compared to S-ketamine in multiple mouse models of depressive behavior.

•	Longer duration of effect. R-ketamine led to longer duration of improvements in behavior compared to S-ketamine in multiple mouse models of depressive behavior.

•

Reduced abuse potential. R-ketamine was observed to have no change in the conditional place preference, or CPP, score, a standard preclinical measure of abuse potential based on the ability of a drug to be associated with reward behavior. Conversely, administration of ketamine and S-ketamine in mice led to an increase in CPP score.

As of the date of this prospectus, we owned 50.1% of Perception Neuroscience and held $13.3 million of convertible notes that are convertible into shares of Perception Neuroscience. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Investment in Convertible Promissory Notes—Related Party.”

Prior Evidence in Humans

Across previously published, academic, third-party clinical studies involving other formulations, a total of 78 subjects have been administered R-ketamine in its purified form. Overall, less pronounced psychotomimetic and dissociative-like effects were reported with R-ketamine than with S-ketamine at equimolar doses.

Preliminary clinical evidence for the efficacy and tolerability of R-ketamine in patients with TRD was reported in the European Archives of Psychiatry and Clinical Neuroscience in 2020. This publication describes the results of a third-party, open-label trial conducted in seven TRD patients. A single IV infusion of R-ketamine (0.5 mg/kg) was reported to lead to a reduction in Montgomery-Åsberg Depression Rating Scale, or MADRS, a widely accepted scale for depression that has been used as a primary endpoint in pivotal trials of other depression treatments, within 60 minutes that was largely sustained through at least seven days, as shown in the figure below. The mean Clinician-Administered Dissociative States Scale, or CADSS, measures dissociative symptoms with a score of four or less being considered normal. At 40 minutes, the average CADSS score of R-ketamine was 1.1 (SD 1.7), whereas ketamine and S-ketamine reported mean CADSS scores of 18.2 and 14.9, respectively, in prior third-party clinical trials. It was observed that R-ketamine may produce rapid onset and sustained antidepressant effects in humans with a favorable tolerability profile and with dissociation being nearly absent.

A rapid decrease in depressive symptoms with limited dissociative side effects was seen in TRD patients after a single IV dose of R-ketamine

Note: Error bars represent standard deviation; MADRS = Montgomery Asberg Depression Rating Scale; CADSS = Clinician Administered Dissociative Symptom Scale; (n=7)

Phase 1 Clinical Data for PCN-101

In 2020, Perception Neuroscience conducted a Phase 1 trial in New Zealand of PCN-101 delivered by IV infusion. The study consisted of two parts. The objective of part one was to identify an acceptable tolerated dose of PCN-101 delivered by IV infusion in 48 healthy adults using an ascending dose design. Safety endpoints included adverse events, vital signs, ECG parameters, blood hematology and chemistry, and clinical measures of sedation, dissociation, and psychotomimetic effects. Dose-related pharmacokinetics of PCN-101 were also assessed. Part two was a double-blind, cross-over comparison of the relative safety and tolerability of the acceptable tolerated dose of PCN-101 identified in part one to S-ketamine, both delivered by IV infusion in ten healthy volunteers.

The Phase 1 data in healthy volunteers showed that PCN-101 was well tolerated at all doses up to 150 mg. Observed side effects were transient and consistent with expected effects seen with ketamine and S-ketamine. Importantly, the onset of dissociative and psychotomimetic effects was observed to occur at fourfold higher doses than the equimolar doses of S-ketamine. Qualitatively, the pattern of effects of altered states of consciousness seemed similar to the effects seen with S-ketamine, albeit occurring at higher dose levels with PCN-101.

Planned Phase 2 Clinical Trial of PCN-101

Perception Neuroscience plans to initiate a randomized, double blind, placebo-controlled Phase 2 trial in Europe, investigating the safety and efficacy of IV PCN-101 in patients with TRD, in mid-2021. The aim of the trial is to assess efficacy and safety, dose response and duration of action.

Patients will be randomized to groups receiving a single infusion of either PCN-101 or placebo in clinic. The trial will aim to enroll approximately 93 patients in total (approximately 31 per cohort). Two different dosages of PCN-101 will be evaluated. In-clinic treatment will be preceded by a screening period and followed by two follow-up periods where clinical parameters will be assessed. The primary endpoint of the trial will be an assessment based on MADRS at 24 hours. Safety assessment measures will include Modified Observer’s Assessment of Alertness/Sedation Scale, Brief Psychiatric Rating Scale Positive Symptoms Subscale and CADSS.

CHIBA License Agreement

Under Perception Neuroscience’s worldwide exclusive license agreement with the National University Corporation Chiba University, or CHIBA, entered in August 2017 and subsequently amended in August 2018 and March 2020, or the CHIBA License Agreement, Perception Neuroscience received a license under certain CHIBA patent rights and know-how to research, develop, manufacture and commercialize products and services covered by the licensed patents in the field of human therapeutics, which license is subject to certain retained rights in favor of CHIBA and the Japanese government. Perception Neuroscience paid upfront license fees of $55,000 to CHIBA and is also obligated to pay CHIBA annual license maintenance fees of $40,000 until the occurrence of certain specified regulatory conditions. Perception Neuroscience is obligated to make aggregate milestone payments of approximately $1.2 million to CHIBA for each of the products developed by Perception Neuroscience upon the achievement of specified clinical and regulatory milestones. Perception Neuroscience is also obligated to pay tiered royalties ranging in the low to mid-single-digits on future net sales of licensed products that are covered by a valid claim of a licensed patent, if any. Royalties under the CHIBA License Agreement are payable on a licensed product-by-licensed product basis while a valid claim remains under a licensed patent that would be infringed by Perception Neuroscience’s exploitation of such licensed product but for the licenses granted under the CHIBA License Agreement. Under the CHIBA License Agreement, Perception Neuroscience is obligated to use reasonable commercial efforts, either by itself or through its affiliates or sublicensees, to develop and obtain regulatory approvals for the licensed products, at its sole cost. It is also required to use reasonable commercial efforts to commercialize each licensed product after obtaining regulatory approval, at its sole cost. The agreement will remain in effect until the expiration on a country-by-country basis of the last-to-expire licensed patent in such country or the agreement is terminated by either party according to customary termination rights for material breach or insolvency or by Perception Neuroscience for convenience, in each case subject to specified notice periods. As of December 31, 2020, Perception Neurocience has made total payments of $0.2 million pursuant to the CHIBA License Agreement.

Perception Collaboration Arrangement

On March 11, 2021, Perception Neuroscience entered into a collaboration and license arrangement, or the Perception Collaboration Arrangement, with Otsuka Pharmaceutical Co., Ltd., or Otsuka, for the development, manufacture and commercialization of PCN-101 in Japan as a potential treatment for mood disorders such as MDD and TRD. Under the terms of the Perception Collaboration Arrangement, Perception Neuroscience grants Otsuka an exclusive license under certain of Perception Neuroscience’s know-how and patent rights to develop, manufacture and commercialize products containing PCN-101 in Japan for the treatment, prevention and diagnosis of depression, including MDD and TRD, or the Field. Otsuka also has a right of first negotiation with respect to expanding the Field to include additional indications in certain circumstances. Otsuka will undertake development, regulatory and commercialization activities in Japan, with input and guidance from both companies. Perception Neuroscience will receive an upfront payment of $20.0 million, which will help fund the company’s overall development of treatments. In addition, Perception Neuroscience will be eligible to receive payments upon development and regulatory milestones up to $49.0 million and commercial milestones up to $66.0 million, as well as tiered, royalties ranging from low-teens to high-teens on future sales. Royalties are payable on a product-by-product basis, commencing on the date of the first commercial sale of such product and continuing until the latest of (i) the date of expiration of the last valid claim of a licensed patent covering such product with respect to the applicable indication and formulation, (ii) the expiration of regulatory exclusivity for such product in the Field in Japan and (iii) the tenth anniversary of the first commercial sale of the first product sold in the Field in Japan. Otsuka’s royalty payment obligations are also subject to certain customary reductions. The agreement continues on a product-by-product basis until the expiration of the royalty term for such product. Otsuka may terminate the agreement upon prior written notice for convenience, safety reasons, failure of any clinical study for any licensed product in any territory worldwide, or withdrawal of regulatory approval for any licensed product outside Japan. Perception Neuroscience may terminate the agreement upon prior written notice if Otsuka ceases development or commercialization activities other than due to certain specified reasons. Either party may terminate the agreement upon prior written notice for the other party’s uncured material breach of the agreement or insolvency.

Viridia Life Sciences (VLS-01)

Viridia Life Sciences, our wholly owned subsidiary, is developing VLS-01, a formulation of DMT initially for the treatment of TRD. DMT is the active psychedelic moiety in ayahuasca, a hallucinogenic drink made from a combination of leaves from several South American plants that has been shown to have antidepressant effects. Formulations of isolated DMT that have been tested clinically to date include those that are inhaled or injected intravenously. As a result of the rapid absorption associated with these routes of administration and DMT’s inherently fast metabolism, such approaches have been associated with poor tolerability and a very short duration of psychedelic effect.

Other psychedelic therapies, such a psilocybin, are promising treatments for depression, but their long duration of psychedelic effect requires a patient to be monitored for four to six hours, which may limit patient uptake and adherence. We are designing our formulation of DMT to have the following characteristics:

•	Improved PK Profile. Our formulation is intended to have a longer absorption window while improving tolerability.

•

Short Duration of Psychedelic Effect. Relative to many other psychedelic therapies, our formulation of DMT is designed to have a shorter duration of psychedelic effect at 30 to 45 minutes, which would allow for a shorter clinic visit compared to many other psychedelic compounds.

Viridia Life Sciences is working to develop a digital therapeutic, in collaboration with both Psyber and IntroSpect Digital Therapeutics, to provide contextual “set-and-setting” prior to dosing, as well as cognitive behavioral therapy, group therapy, and patient monitoring post dosing.

Prior Evidence in Humans

In a double-blind randomized placebo-controlled third-party trial in 29 patients with TRD, statistically significant antidepressant effects of ayahuasca given orally were observed when compared with placebo, based on changes in depression severity measured with the MADRS at baseline and at one, two and seven days after dosing. The antidepressant effects of ayahuasca were observed at each time point compared to placebo.

An oral dose of ayahuasca led to rapid and sustained decrease in mean MADRS relative to placebo

Note: Error bars represent standard error of the mean; MADRS = Montgomery Asberg Depression Rating Scale; (n=29)

*denotes p-value <0.05.

***denotes p-value <0.0001.

Planned Phase 1 Clinical Trial of VLS-01

Viridia Life Sciences expects to initiate a Phase 1 clinical trial of VLS-01 in early 2022, with results expected to be reported in the second half of 2022.

Revixia Life Sciences (RLS-01)

Revixia Life Sciences, our wholly owned subsidiary, is developing RLS-01, a formulation of Salvinorin A, or SalA, for the treatment of TRD. SalA is a unique, non-orally bioavailable, non-nitrogenous agonist of the kappa-opioid receptor, or KOR, with potential use in treating TRD, SUD and pain. The compound is naturally occurring and is derived from the Salvia divinorum plant. SalA’s non-serotonergic mechanism of action (unlike psilocybin and DMT) may allow for combination treatment with SSRIs and other therapies that share a serotonergic mechanism of action.

Revixia Life Sciences is working to develop a digital therapeutic, in collaboration with both Psyber and IntroSpect Digital Therapeutics, to provide contextual “set-and-setting” prior to SalA dosing, group cognitive behavioral therapy and patient monitoring.

Prior Evidence in Humans

A double-blind, placebo-controlled, randomized third-party study of 30 participants evaluated the acute differences in behavioral and psychological effects of enhanced, smoked S. divinorum leaf (containing approximately 40 µg/mg SalA per dried leaf) relative to a placebo compound (containing a presumed non-psychoactive dose of approximately 4 µg/mg SalA per dried leaf) and found that all six Hallucinogen Rating Scale, or HRS, clusters were significantly elevated (p<0.05) for participants given the active S. divinorum leaf, consistent with a hallucinogenic effect. No significant adverse events were observed or reported by the participants. Additionally, in a third-party study of another formulation of SalA, the effects of the compound were observed to be similar to those of psilocybin based upon functional brain imaging.

Planned Phase 1 Clinical Trial of RLS-01

Revixia Life Sciences expects to initiate a Phase 1 clinical trial of RLS-01 in mid-2022, with results expected to follow six months later.

Cognitive Impairment Associated with Schizophrenia (CIAS) Background

Schizophrenia is a chronic, psychiatric disorder characterized by a heterogeneous combination of symptoms, including psychosis, social withdrawal, flattened affect and cognitive impairment. It is one of the most debilitating mental illnesses known and often requires patients to be under medical care for their entire lives.

It is estimated that schizophrenia affects over 21 million people globally and approximately 2.4 million people in the United States. Approximately 300,000 new cases are diagnosed each year in the United States. People with schizophrenia are two to three times more likely to die early than the general population, with suicide being the main contributor in the early course of disease and cardiovascular disease being the main contributor in later years.

Schizophrenia is considered more than a psychotic disorder. Patients are often limited in their ability to distinguish facial expressions, voice tone or pitch, and have difficulty with tasks related to learning, memory and mental processing. Nearly every schizophrenia patient is affected by CIAS, limiting both social and non-social cognitive functions.

The annual U.S. economic burden due to schizophrenia is estimated to exceed $155 billion. People living with schizophrenia often experience a reduced quality of life and are more likely to be homeless, unemployed or living in poverty compared with the general population.

While antipsychotics are most commonly used to treat the psychotic symptoms of schizophrenia, these medications fail to address the cognitive and negative symptoms and are often associated with severe dose limiting effects. It is estimated that global sales of antipsychotics could reach $13 billion or more by 2025. To date, there are no pharmacological treatments approved for CIAS.

Recognify Life Sciences (RL-007)

Recognify is developing RL-007, an orally available compound that is thought to modulate the excitatory/inhibitory balance to improve learning and memory, supporting potential use in CIAS patients. RL-007 is thought to impact the cholinergic, NMDA and gamma aminobutyric acid type B, or GABAB, receptor systems. We have observed pro-cognitive effects of RL-007 in animal models and in clinical trials, and RL-007 is thought to act directly on brain regions involved with learning and memory processes. In contrast to other compounds that modulate GABAB receptors, we observed RL-007 to be non-sedating in preclinical studies at doses approximately 1000 times greater than its effective dose, and the non-sedating effects of the compound were observed in subsequent clinical studies.

As of the date of this prospectus, we owned 51.9% of Recognify. We are also obligated to make aggregate payments to Recognify of up to $18.0 million upon the achievement of specified clinical and regulatory milestones to complete the purchase of the shares and provide additional funding to Recognify. In connection with our agreement for additional funding, Recognify issued the corresponding Series A preferred shares to us provided that the shares are held in an escrow account, or the Escrow Shares. The Escrow Shares will be released, from time to time, to us upon Recognify achieving certain milestones. In addition, we have the right, to make payment for the Escrow Shares at any time. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Recognify Preferred Stock Purchase Agreement.”

Prior Evidence in Humans

RL-007 was previously in development for the treatment of neuropathic pain and has been tested in nine Phase 1 and Phase 2 clinical trials. The compound has been assessed in over 500 subjects and no drug-related serious adverse events were observed. Pro-cognitive effects of RL-007 were observed in three prior third-party clinical trials, including two Phase 1 trials and one Phase 2a trial.

In a clinical pharmacology trial in healthy volunteers, RL-007 at doses of 30 mg, 150 mg and 750 mg, was observed to protect against the memory impairing effects of a single dose of scopolamine (0.5 mg). At the lowest dose tested, RL-007 was observed to protect against scopolamine-induced impairment of episodic memory as shown by an improvement in the composite score of ‘Quality of Episodic Secondary Memory’ during cognitive testing at 1.5 and 3 hours following the dose. This improvement was primarily due to the effects on the delayed word recall task. Further evidence of the protective effect of RL-007 at the 30 mg dose was observed against scopolamine-induced impairment of the ability to sustain attention, as indicated by an improvement in the composite score ‘Continuity of Attention’ at 1.5 hours following the dose. This improvement was primarily due to the effects of RL-007 on the subject performance on the Digit Vigilance False Alarms Test. At later time points (4.5 and 10 hours following the dose), a delayed recovery from the effects of scopolamine was seen on several measures, primarily in the cohorts receiving the higher doses of RL-007.

A randomized double-blind, placebo and active-controlled Phase 2a crossover trial of RL-007 was conducted in 181 patients with diabetic neuropathy by a third party. No improvements in pain scores were associated with RL-007. As part of this trial, cognitive function was assessed using a computerized cognitive test battery, which assessed cognitive abilities such as attention, concentration, verbal learning and memory, working memory and global cognitive functioning. In the cohort receiving RL-007 at the lower dose (40 mg TID for one week, then 80 mg TID for three weeks), significant improvement in immediate and delayed word recall was observed compared with placebo, suggesting that RL-007 may be associated with cognitive enhancement.

Verbal learning includes immediate and delayed word recall exercises by using the International Shopping List Task, or ISLT, method and delivered by Cogstate’s computerized assessment system. The below graph from a third party study illustrates the improved verbal learning ability of the low dose RL-007 (FSV7-007) group (40 or 80mg three times a day (TID)), compared to pregabalin and high dose RL-007 (FSV-007).

RL-007 low doses enhanced verbal learning and memory

Note: RL-007 (FSV7-007) is (2R, 3S)-2-amino-3-hydroxy-3-pyridin-4-yl-1-pyrrolidin-1-yl-propan-1-one(L)-(+) tartrate salt; TID denotes 3x/day dosing; (n=181)

Phase 2a Clinical Trial of RL-007

Recognify Life Sciences has initiated a Phase 2a single-arm, single-blind, dose-ranging clinical trial in the United States, investigating the safety, tolerability and pharmacodynamic effect of multiple ascending doses of RL-007 in subjects diagnosed with schizophrenia. Results of this trial are expected in late 2021. Up to 56 adult subjects will be enrolled in five to seven dose cohorts and receive placebo and RL-007 administered orally. Doses will range from 10 mg TID up to 120 mg TID. The primary endpoint is safety and tolerability, and the secondary pharmacodynamic endpoints include electroencephalogram-based biomarkers of cognition.

Allergan License Agreement

In February 2020, Recognify, formerly known as FSV7, LLC, entered into an amended and restated license agreement, or the Allergan License Agreement, with Allergan Sales, LLC, or Allergan, under which Allergan granted Recognify an exclusive (non-exclusive as to know-how), sublicensable and worldwide license under certain patent rights and know-how controlled by Allergan to develop, manufacture and commercialize certain products containing RL-007 or certain forms thereof, or the Licensed Products, for use in all fields including the treatment of certain diseases and conditions of the central nervous system, subject to certain retained rights in favor of Allergan for internal research purposes. Certain of the rights licensed by Allergan are sublicenses of rights granted to Allergan by third parties, and Recognify’s license under such rights is subject and subordinate to the terms of Allergan’s agreements with such third parties.

Under the Allergan License Agreement, Recognify is subject to certain diligence obligations and is obligated to use commercially reasonable efforts, either by itself or through its affiliates or sublicensees, to develop, obtain regulatory approvals for and commercialize the Licensed Products, at its sole cost. If Recognify decides to enter into negotiation of a change of control transaction with any third parties or receives a proposal from a third party for such transaction, Allergan has a right of first negotiation to negotiate the terms and conditions for acquisition of Recognify or its assets. Allergan also has a right to initiate such negotiations on its own following the occurrence of a specified development event for a Licensed Product.

As partial consideration for the rights granted by Allergan to Recognify under the Allergan License Agreement, Recognify paid Allergan an upfront payment of $0.5 million, which was paid prior to our acquisition of Recognify in November 2020. Recognify is also responsible for paying Allergan a mid-single-digit royalty on the net sales of the Licensed Products. In addition, Recognify is obligated to pay Allergan a low teen percentage of the non-royalty sublicense payments it receives from a third party receiving a sublicense to practice the rights licensed to Recognify under the Allergan License Agreement. Upon the occurrence of certain change of control transactions involving Recognify, or sale, assignment or transfer (other than sublicense) to a third party of any rights licensed to Recognify under the Allergan License Agreement, Recognify is required to share with Allergan a low teen percentage of the proceeds it receives from such transactions.

The Allergan License Agreement remains in effect, on a country-by-country and Licensed Product-by- Licensed Product basis, until the expiration of royalty obligations with respect to a given Licensed Product in the applicable country. Royalties are paid on a country-by-country and Licensed Product-by-Licensed Product basis from the first commercial sale of such Licensed Product in such country, until the latest of (a) the expiration of the last-to-expire licensed patent that includes a valid claim in such country or in the country in which the Licensed Product or a component thereof is manufactured; (b) the fifteenth anniversary of the first commercial sale of such Licensed Product in such country; and (c) the expiration of the regulatory exclusivity period in such country for such Licensed Product.

Allergan has the right to terminate the Allergan License Agreement (a) if Recognify fails to meet any of its diligence obligations; (b) subject to certain exceptions, if Recognify has permanently ceased development of Licensed Products and a Licensed Product is not being commercialized anywhere in the world by Recognify or on its behalf; (c) if Recognify or any of its sublicensees, by itself or through its affiliates, commences or aids any third party to commence any action claiming that any licensed patent is invalid, unenforceable, or otherwise not patentable or would otherwise not be infringed in the absence of the Allergan License Agreement; (d) for insolvency-related events involving Recognify; (e) for Recognify’s failure to cure a material breach within a specified time period, including failure to make timely payments; or (f) for Recognify’s failure to make any payment due to Allergan in connection with a change of control of Recognify. Recognify has the right to terminate the Allergan License Agreement (i) for Allergan’s failure to cure a material breach within a specified time period; (ii) for insolvency-related events involving Allergan; or (iii) prior to making the first commercial sale of a Licensed Product anywhere in the world, at will subject to a specified notice period. In the event that Allergan terminates the Allergan License Agreement, at Allergan’s request, Recognify grants Allergan an exclusive, royalty-free, sublicensable, perpetual, worldwide license and right of reference under certain patent rights, know-how and regulatory documentation controlled by Recognify to develop, manufacture and commercialize Licensed Products, and Recognify must take additional steps to transfer responsibility and control for the development, manufacture and commercialization of the Licensed Products to Allergan. To date, we have made aggregate payments of $4,000 pursuant to the Allergan License Agreement.

Substance Use Disorder Background

SUDs are highly prevalent disorders characterized by an inability to control the use of a legal or illegal drug, medication or other psychoactive compound. SUDs typically occur following prolonged, repeated use of a substance at high doses and/or high frequencies and can lead to significant health and social consequences. According to the National Survey on Drug Use and Health, 19.7 million adults in the United States suffered from an SUD in 2017.

We are initially focused on OUD, a form of SUD characterized by uncontrolled and persistent self-administration of opioids, resulting in significant impairment, distress, and mortality. In 2017, an estimated 2.1 million people in the United States had an OUD, and 47,600 people died from an opioid drug overdose. OUD’s societal effects are extremely far-reaching as the condition burdens multiple stakeholders. A retrospective secondary analysis using 2018 data from the National Survey on Drug Use and Health and the CDC WONDER Database attributed a $787 billion societal cost to OUD in the United States alone. The most common treatments for OUD are directed at achieving abstinence and include psychological and social interventions.

For many patients, pain relief and substance use disorders are fundamentally linked, given the use of opioids to manage acute pain can lead to drug dependence. While opioids are indeed effective for most forms of acute pain, they are associated with a variety of adverse effects, including risk of addiction and respiratory depression, the latter being the main cause of death among opioid users. Of individuals prescribed at least one day of opioids, 6% are still taking them one year later. Moreover, it is estimated that 8% to 12% of individuals prescribed opioids for chronic pain ultimately develop OUD.

There are limited pharmacological agents available to treat OUD, with the current options divided into two classes: (i) synthetic opioid receptor full or partial agonists, such as methadone and buprenorphine, respectively, and (ii) opioid antagonists, such as naltrexone and naloxone. These therapies suffer from a number of limitations, including high relapse rates, inconvenient treatment regimens, difficult access and an inability to maintain abstinence after medically assisted withdrawal.

Buprenorphine, methadone and naltrexone are used as maintenance therapy with the primary goal of preventing relapse while naloxone is used as rescue therapy for opioid overdose. Access to treatments such as buprenorphine and methadone is limited by their treatment regimens and inherent risks of abuse, placing significant requirements and regulations on practitioners. In addition to these limitations, current treatment options are not highly effective; approximately 75% of patients undergoing OUD therapy experience relapse within one year of treatment. For abuse of other substances, such as cocaine or methamphetamine, no pharmacological agents have been approved.

Despite the limitations of current treatment options, the worldwide market for OUD therapies totaled $1.9 billion in 2018, the vast majority of which came from the United States. Furthermore, due to the significant increase in opioid use and the heightened response to the opioid crisis, the worldwide market for opioid abuse therapies is projected to grow by over 10% per year, signaling significant need for new treatment options.

DemeRx IB (DMX-1002)

DemeRx IB is developing DMX-1002, a formulation of ibogaine, initially for the treatment of OUD. Ibogaine is a naturally occurring psychedelic product isolated from a West African shrub. Ibogaine was marketed in France as an antidepressant (known as Lambarere) from 1939 to 1970, though it is currently no longer marketed as a therapeutic anywhere in the world. We believe DMX-1002 has the potential to become a disease-modifying treatment for OUD, meaning that a single therapeutic dose administered in a monitored setting could potentially provide reduced opioid use, sustained for a period of at least three months, in previously opioid dependent patients.

As of the date of this prospectus, we owned 59.5% of DemeRx IB. We are obligated to purchase additional shares of Series A preferred stock for up to $17.0 million upon the achievement of specified contingent clinical and regulatory milestones. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—DemeRx IB Preferred Stock Purchase Agreement.”

Prior Evidence in Humans

A single dose of another formulation of ibogaine has been shown in several case series to be an effective treatment for acute opioid withdrawal, from both the physiological and psychological perspectives. A 2018 publication authored by the founder of DemeRx IB describes the results of clinical use of ibogaine to treat SUD in over 180 patients. In this clinical study, treatment of 75 opioid-dependent and 81 cocaine-dependent patients with single doses of 8 mg/kg to 12 mg/kg ibogaine led to significant and durable reductions in ratings of craving at discharge on day 12 and at one month post-treatment. In addition, both opioid- and cocaine-dependent patients reported improved mood from as early as five days after dosing up to at least one-month follow-up.

Ibogaine was generally well tolerated when administered in a highly controlled clinical setting. All patients experienced a hallucinatory, dream-like state which typically resolved between six and 12 hours after dosing, though subjective effects were observed up to 24 hours after dosing in some subjects. There were no serious adverse events or deaths that occurred from administration of ibogaine to drug dependent patients in the dose range used in this trial.

As shown below, opioid-dependent patients reported significant decreases in drug craving as measured by all Heroin Craving Questionnaire-29 subscales at discharge and at one-month follow-up. Similarly, assessments of mood (The Beck Depression Inventory, or BDI, The Profile of Mood States, or POMS, depression subscale, Symptom Checklist-90 depression subscale) revealed significant reductions in depression, as well as improvement in mood scores from baseline to post-dose and at one-month follow-up (p ≤0.01 for all).

Administration of single doses of ibogaine led to significant reductions in standard instruments used to measure drug craving

Note:    Results depict scores on HCQN subscale (Heroin Craving Questionnaire); Error bars represent standard error of the mean.

Planned Phase 1/2 Clinical Trial of DMX-1002

DemeRx IB plans to commence a Phase 1/2 clinical trial of a single oral dose of DMX-1002 in patients with OUD. This trial is designed to be completed in two stages. The aim of stage one will be to determine the maximum tolerated dose of DMX-1002 in a population of recreational opioid users through a dose escalating trial. Stage one will aim to enroll approximately 20 patients. Once the target dose is determined, stage two is expected to enroll approximately 80 patients with OUD to be treated with DMX-1002 (N=~40) or placebo (N=~40). The primary endpoint of the Phase 2 portion of the trial will be the effect on opioid withdrawal symptoms, measured on day six discharge, with a key secondary endpoint being urine-confirmed relapse out to 90 days. This trial is expected to commence in Europe in mid-2021.

Kures (KUR-101)

Kures is developing KUR-101 for the treatment of OUD. KUR-101 is a deuterated version of mitragynine, the major alkaloid in kratom that is a relatively low-potency mu-opioid receptor, or MOR, agonist. KUR-101 is a purified drug substance designed to improve the safety profile and potential effectiveness of mitragynine. In results from our preclinical studies carried out to date, KUR-101 has shown dose-dependent analgesic effect without inducing significant respiratory depression at therapeutic doses in animal models.

As of the date of this prospectus, we owned 54.1% of Kures.

KUR-101 showed a dose-dependent analgesic effect without inducing respiratory depression in animal models

Note: MPE = maximum possible effect; ED50 = effective dose to obtain 50% of the MPE; PO = per os (by mouth).

Prior Evidence in Humans

Consumption of the leaves of kratom tree (Mitragyna speciosa, Rubiaceae family) has a long history in Southeast Asia. Whole leaves and their extracts have been consumed for their psychoactive properties or to self-manage or self-treat a broad range of conditions or ailments including pain and opioid withdrawal symptoms. Typically, only the kratom leaves are consumed, including chewing the whole leaves, ingesting or smoking dried and pulverized leaves or drinking water extracts based on steeping or boiling of the leaf material. In Malaysia, kratom is primarily consumed as a decoction, where the leaves are boiled for several hours and the resulting liquid is consumed several times throughout the day.

A randomized, placebo-controlled, double-blind third-party study of kratom extracts in 26 male subjects evaluated pain tolerance in a cold pressor task as time (in seconds) between pain onset and hand withdrawal from the ice bath. Pain tolerance significantly increased 1 hour after kratom ingestion in the experimental group (p=0.007) but was unchanged in the placebo group.

Planned Phase 1 Clinical Trial of KUR-101

Kures expects to initiate a Phase 1 clinical trial of KUR-101 in early 2022.

Kures License Agreement

In June 2020, Kures and Columbia entered into an exclusive license agreement related to Kures’ drug discovery and development initiatives, or the Kures License Agreement. Pursuant to the Kures License Agreement, Kures obtained an exclusive worldwide license under certain Columbia patent rights, materials and know-how to discover, develop, manufacture, use and commercialize products covered by the licensed patents or that involve the use or incorporation of the licensed materials and know-how, in each case, for all uses and applications, subject to certain retained rights in favor of Columbia for non-commercial and educational purposes and certain retained rights in favor of the U.S. Government. Certain intellectual property licensed to Kures under the agreement is co-owned by Columbia and Memorial Sloan Kettering Cancer Center, or MSKCC, and the license was granted to Kures pursuant to an inter-institutional agreement between Columbia and MSKCC.

Additionally, Kures’ exclusive license under the licensed know-how automatically converts to a non-exclusive license upon any publication of the same by Columbia, which is generally permitted under the Kures License Agreement. Kures is subject to certain diligence obligations and is obligated to use commercially reasonable efforts to research, discover, develop and market at least one product related to mitragynine and at least one product related to tianeptine, in each case, for commercial sale and distribution, which obligation is only satisfied if Kures meets certain specified due diligence milestones by specified dates. As initial consideration, Kures agreed to issue to Columbia 5% of Kures common stock on a fully diluted basis. Kures can, from time to time, issue to Columbia additional shares of Kures’ common stock, at a per share price equal to the then fair market value of each such share. The antidilution protection provision shall be maintained up to and through the achievement of certain milestone events. In addition, Kures has agreed to pay tiered royalties to Columbia ranging in the low to mid-single- digit percentages based on future net sales of the licensed products pursuant to the Kures License Agreement. Starting from the fourth anniversary of the effective date of the Kures License Agreement, Kures is obligated to pay Columbia annual license fees ranging from $10,000 to $0.1 million, creditable against royalties. Kures is also obligated to make payments up to $15.5 million upon the achievement of certain contingent clinical, regulatory or sales-based milestones for the first indication for each of the licensed products covered by a licensed patent and up to $7.25 million for each subsequent indication for each of such products and for each of the licensed products that is only covered by the licensed know-how or materials. In addition, Kures is obligated to pay Columbia a portion of the non-royalty sublicense payments it receives from a third party receiving a sublicense to practice the rights licensed to Kures under the Kures License Agreement, ranging from a low teen to low double-digit percentage, unless the sublicensee achieves a milestone under the Kures License Agreement, in which case Kures is obligated to pay the greater of the applicable percentage or the milestone payment amount. The Kures License Agreement remains in effect, on a country-by-country and product-by-product basis, until the expiration of royalty obligations with respect to a given product in the applicable country. Royalties are payable on a country-by- country and product-by-product basis until the latest of (a) the expiration of the last-to-expire licensed patent that includes a valid claim in such country; (b) with respect to licensed products only covered by the licensed know-how or materials, the twentieth anniversary of the first commercial sale of such product in such country; and (c) the expiration of the market exclusivity period in such country for such product. Columbia has the right to terminate the Kures License Agreement or convert the exclusive license to a non-exclusive license: (i) if Kures fails to meet any of its diligence obligations; (ii) for Kures’ failure to cure a material breach within a specified time period; (iii) upon termination of the Kures SPA (as defined below) by Columbia for Kures’ failure to cure a material breach; (iv) for insolvency-related events involving Kures; or (v) if Kures ceases to conduct business as a going concern. Kures has the right to terminate the Kures License Agreement at will with 90 days’ prior written notice. To date, we have made aggregate payments of $0.1 million pursuant to the Kures License Agreement.

We are obligated to purchase additional shares of Series A-2 preferred stock for up to $10.2 million upon the achievement of specified clinical development milestones. We also have the right, to purchase up to a certain number of Series B preferred stock upon the achievement of specified clinical milestones. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Kures Preferred Stock Purchase Agreement.”

DemeRx NB (DMX-1001)

DemeRx NB is developing DMX-1001, a formulation of noribogaine, for the treatment of OUD. Noribogaine is an active metabolite of ibogaine designed to have a longer plasma half-life and potentially reduced hallucinogenic effects. DemeRx NB intends to assess the potential of DMX-1001 in both the induction and maintenance settings for opioid dependence. If it is demonstrated that DMX-1001 is able to reduce opioid dependence without the hallucinogenic effects, it may represent a potential at-home maintenance therapy for OUD, both with or without initial ibogaine “induction” therapy.

As of the date of this prospectus, we owned 6.3% of DemeRx NB.

We are obligated to purchase additional shares of Series A preferred stock for up to $19.0 million upon the achievement of specified contingent clinical development milestones. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—DemeRx Options.”

Prior Evidence in Humans

Three third-party clinical trials have been conducted, testing various doses of another formulation of noribogaine in both healthy subjects and opioid dependent subjects undergoing detoxification. We believe the results from these trials support further development.

Anxiety Disorder Background

Anxiety is considered a common aspect of life, but anxiety disorders develop when feelings of apprehension and unease persist over an extended period and potentially worsen over time. Anxiety disorders can present with a range of symptoms and may impact personal health as well as both social and professional interactions. Furthermore, it is common for those suffering with an anxiety disorder to also have co-occurring mental health disorders or physical illness, which can compound symptoms and complicate recovery. For example, it is estimated that half of patients diagnosed with depression also suffer from an anxiety disorder.

There are several types of anxiety disorders, including generalized anxiety disorder, or GAD, social anxiety disorder and panic disorder, which are distinct but share common symptoms. In aggregate, anxiety disorders are considered to be the most common mental illness in the United States, affecting approximately 40 million adults, or 18% of the population. Furthermore, the total annual cost of anxiety disorders in the United States is estimated to be over $42 billion, of which more than 75% can be attributed to morbidity, mortality, lost productivity and other indirect costs.

We are initially focused on GAD, which is characterized as excessive, prolonged and difficult to control anxiety and stress that can impact normal life activities. GAD symptoms can vary, but may include behavioral traits such as unwarranted or disproportional anxiety, difficulty handling uncertainty and indecisiveness, in addition to physical signs such as fatigue and trembling. GAD is diagnosed when an individual finds it challenging to control anxiety on more days than not for at least a six-month period and has three or more symptoms. GAD can emerge gradually and most frequently manifests between childhood and middle age. Within the United States, GAD affects almost seven million adults.

Anxiety disorders are generally treated with medication, psychotherapy or both. First line therapy often involves use of antidepressants including SSRIs, such as paroxetine, sertraline and citalopram. SSRIs work by increasing levels of serotonin in the brain, but they typically have a slow onset of action, with treatment required for four to six weeks before significant therapeutic benefits are observed, and maximal benefits often requiring up to twelve weeks of treatment. SSRIs also have a number of side effects, including sexual dysfunction, insomnia and gastrointestinal disturbances.

Benzodiazepines are also used to treat anxiety and can offer rapid reduction of symptoms, with relief as soon as thirty minutes after administration. However, many patients experience sedative side effects resulting in drowsiness or lethargy, decreased mental sharpness, slurring of speech and decreased coordination. The long-term use of benzodiazepines is also associated with the development of tolerance and dependence, making discontinuing such medications challenging for most patients. Finally, benzodiazepines have been noted to exacerbate the respiratory depression associated with opioids, thus contributing to the mortality associated with OUD.

GABA Therapeutics (GRX-917)

GABA Therapeutics is developing GRX-917, a deuterated version of etifoxine, initially for the treatment of GAD. Etifoxine is a drug that has a long history of use in France and many other countries (though not the United States) for treating anxiety disorders. Etifoxine has the rapid onset of anxiolytic activity of benzodiazepines without their sedating or addicting properties. Furthermore, etifoxine is not associated with abuse, dependence or respiratory depression and has been observed to have no significant impact on motor skills or cognition.

Etifoxine was originally developed in the 1960s and approved in France in 1979. At the time, its rapid onset activity and non-sedating properties led it to be classified as a weakened atypical benzodiazepine-like drug. Only recently was it determined that etifoxine exerts its activity through two mechanisms unrelated to those of benzodiazepines. Etifoxine has been shown to be a low potency, positive allosteric activator of gamma aminobutyric acid type A, or GABAA, receptors, binding to a site that is independent of that recognized by benzodiazepines. A second activity of etifoxine has more recently been described that may play a more prominent role in the agent’s anxiolytic activity. Specifically, etifoxine has been shown to activate the translocator protein, or TSPO, a transmembrane protein located on the outer mitochondria membrane. TSPO activation leads to increased synthesis of neuroactive steroids, including allopregnanolone and pregnanolone, that in turn function as positive allosteric modulators of GABAA receptors. Studies have shown that subsets of individuals with disorders such as depression and anxiety have lower levels of endogenous neuroactive steroids compared to healthy individuals. An IV formulation of allopregnanolone (Zulresso) was recently approved by the FDA for the treatment of post-partum depression. At high doses, direct administration of allopregnanolone can result in loss of consciousness and other adverse effects. It is thought that the ability of etifoxine to work with the body to increase levels of endogenous neurosteroids and raise GABAA activity in specific brain regions leads to a more natural physiological response and improved safety and tolerability.

GRX-917 is designed, through the process of deuteration, to address certain limitations of etifoxine while maintaining its pharmacological benefits. Specifically, etifoxine has a half-life of approximately four hours in adults and is typically dosed three times per day. Deuterated etifoxine has the potential to extend the half-life and thus be dosed less frequently.

We believe the anticipated clinical profile of GRX-917 is beneficial compared to certain existing treatments, particularly SSRIs and benzodiazepines. GRX-917 is being designed to have rapid efficacy (expected in the first day of use) like a benzodiazepine but without the well documented safety concerns associated with such compounds, including sedation, cognitive impairments and abuse liability, which make chronic use undesirable. GRX-917 is also being designed to be well-suited for chronic use, like an SSRI, but without such compound’s slow onset of activity and side effects, which may include sexual dysfunction, impaired sleep and gastrointestinal discomfort.

As of the date of this prospectus, we owned 53.8% of GABA Therapeutics. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—GABA Preferred Stock Purchase Agreement.”

Prior Evidence in Humans

Other formulations of etifoxine have been shown to have comparable time to onset and efficacy to several benzodiazepines (like Ativan, Xanax, and Klonopin) in head-to-head clinical trials but with fewer adverse effects. For example, etifoxine was non-inferior to Ativan (lorazepam) in a double-blind randomized parallel study conducted by a third-party in subjects with adjustment disorders with anxiety, or ADWA. In the study, 191 ADWA patients were assigned to receive etifoxine (50 mg TID) or lorazepam (0.5-0.5-1 mg per day) for 28 days. Efficacy was evaluated on days 7 and 28 of the treatment with the Hamilton Rating Scale for Anxiety, or HAM-A, score on Day 28 adjusted to Day 0 the main efficacy assessment criterion. The anxiolytic effect of etifoxine was found to be non-inferior to that of lorazepam (HAM-A score decrease: 54.6% vs 52.3%, respectively, p=0.0006). However, more etifoxine recipients responded to the treatment (HAM-A score decreased by 50%, p=0.03) and more etifoxine patients improved markedly (p=0.03) and had a marked therapeutic effect without side effects as assessed by Clinical Global Impression scale, (p=0.04). Furthermore, one week after stopping treatment, fewer patients taking etifoxine experienced a rebound of anxiety, compared to lorazepam (one and eight, respectively, p=0.034).

Double-blind controlled study comparing etifoxine to lorazepam monotherapy demonstrated non-inferiority in anxiolytic effects

Note: HAM-A = Hamilton Anxiety Rating Scale; (n=191)

Etifoxine has a strong safety record. A review of over 14 million prescriptions between 2000 and 2012 by Agence Nationale de Sécurité du Médicament et des Produits de Santé, or ANSM, in France found no cases of abuse, misuse or pharmacodependence. Moreover, no tolerance, withdrawal or rebound effects were reported. The overall rate of adverse drug reactions, or ADRs, was 21 per million in 2011 (ADR range was 13-50 per million prescriptions per year for 2002-2011) with very rare reports of serious adverse events. Over half of the serious adverse events were for dermatological and hypersensitivity reactions.

Phase 1 Clinical Trial of GRX-917

A Phase 1 trial of GRX-917 began in Australia in June 2021. The study is a randomized, double blind, placebo-controlled study in approximately 76 healthy adults. The primary objective is to assess the safety, tolerability and pharmacokinetics of GRX-917 following single ascending oral doses and multiple ascending oral doses in healthy adult subjects. Part 1 of the study is a single ascending dose study aiming to enroll approximately 40 adult subjects into 5 dose cohorts. Part 2 of the study will be a multiple ascending dose study aiming to enroll approximately 36 adult subjects into 3 dose cohorts.

Traumatic Brain Injury Overview

Traumatic brain injury, or TBI, typically occurs when a sudden force impacts the head, resulting in damage and functional impairment of the brain. Injuries range in severity, from mild, characterized by a brief change in mental status or consciousness, to severe, involving an extended period of unconsciousness or amnesia. In the United States, an estimated 1.7 million people sustain a TBI annually and there are approximately 57,000 annual TBI-related deaths. Nearly 5.3 million people in the United States live with TBI-related disabilities, and 70% to 90% of patients being treated for TBI continue to exhibit prolonged neurocognitive dysfunctions.

Mild TBI accounts for 70 to 80% of all reported TBIs, but the prevalence may be even higher, as many cases often do not receive medical attention. Symptoms of mTBI may include headaches, fatigue, depression, irritability and impaired cognitive function and may persist for many years, negatively affecting quality of life. In addition, mTBI can lead to increased risk of affective mood disorders such as MDD, post-traumatic stress disorder and other psychiatric and nonpsychiatric disorders.

To date, there are no pharmacological treatments approved for mTBI, and there are limited assets in development. Patients with mTBI are often told to avoid mentally strenuous activities to allow their brains to rest, but a lack of treatment may lead to increased risk of affective disorders and long-term cognitive impairment, underscoring the need for new effective treatments.

Neuronasal (NN-101)

Neuronasal is developing NN-101, a novel, intranasal formulation of N-actylcysteine, or NAC, initially for the treatment of acute mTBI. NAC, a precursor of the amino acid cysteine, is a well-established, FDA approved compound that has been used safely for decades, both as an orally and as an IV infusion, to treat acetaminophen intoxication and as a mucolytic agent for pulmonary disorders when administered by inhalation.

While NAC is already approved for other indications, we believe it may have wider therapeutic applications, including mTBI. NAC is believed to stimulate the synthesis of glutathione, an endogenous antioxidant that plays a role in preventing oxidative damage to cellular components. In addition, NAC itself has direct antioxidant, anti-inflammatory and neuro-modulatory effects. These mechanisms are thought to play an important role in NAC’s efficacy in ameliorating the symptoms of mTBI.

As oral and IV NAC typically have poor brain bioavailability and poor tolerability at higher doses, Neuronasal is developing an intranasal formulation to deliver NAC directly to the brain through an easy-to-use device. Our formulation and delivery of NAC is designed to have the following characteristics:

•

Efficient drug delivery to the brain: By bypassing the gastrointestinal tract and the blood-brain barrier, low doses of NAC can be employed to produce meaningful drug levels specifically at sites of injury in the brain.

•	Improved tolerability profile: Intranasal delivery reduces unwanted systemic exposure and side effects associated with very high doses of oral or IV NAC.

•	Rapid initiation: Intranasal delivery allows for immediate initiation of therapy after mTBI incidence with rapid delivery to the brain.

•	Favorable treatment setting: Easy-to-use device is well suited for outpatient therapy.

As of the date of this prospectus, we owned 56.5% of Neuronasal. In February 2021, we purchased additional Series A preferred shares and additional common shares of Neuronasal for an aggregate of approximately $1.1 million, based on the achievement of certain development milestones. In May 2021, pursuant to the Neuronasal PSPA and the Neuronasal Secondary Sale Agreement, we purchased, at our option, additional Series A preferred shares for an aggregate of approximately $1.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Neuronasal Preferred Stock Purchase Agreement.”

Prior Evidence in Humans

External clinical evidence supports the use of other formulations of NAC to treat mTBI. The U.S. Army conducted a randomized double blind, placebo-controlled study of active duty service members in Iraq. The goal of the study was to compare the efficacy of NAC versus placebo in resolving mTBI symptoms, as assessed seven days after blast exposure. 81 active duty service members with mTBI were randomized to receive placebo or oral NAC for seven days and evaluated for the presence mTBI symptoms. Treatment with high oral doses of NAC significantly increased the probability of symptom resolution at seven days from 42% to 86% when administered within 24 hours post blast.

Treatment of mTBI patients with NAC increased probability of symptom resolution by ~2x

Note: mTBI symptoms include balance dysfunction, confusion, headache, sensorineural hearing loss, impaired memory and sleep disturbances; (n=81)

Neuronasal has also completed a pilot study of NN-101 in nine healthy volunteers. In this pilot study, NN-101 was observed to be approximately 20 times and 100 times more brain-penetrant compared to intravenous, or IV, and oral NAC, respectively, and was well tolerated.

Planned Phase 1 Clinical Trial of NN-101

Neuronasal expects to initiate a single-site, five-part Phase 1 clinical trial of NN-101 in Australia in approximately 62 healthy volunteers in mid-2021. The goals of the study are to comparatively assess the brain bioavailability, safety and tolerability of NN-101 in several different formulations and delivery devices, with the objective of producing an optimized drug and device combination for use in subsequent clinical trials.

Post-Traumatic Stress Disorder Background

PTSD is a psychiatric disorder that affects approximately 4% of the global population and over 8% of the U.S. population. PTSD symptoms include recurring and intrusive negative thoughts, mood and memories, reduced cognitive abilities, hyperarousal, reactivity and avoidance that persist for longer periods than a month after experiencing a traumatic event. Overall reduction in the quality of life is common in individuals with PTSD leading to disability and the further manifestation of other comorbidities such as obesity, hypertension, concomitant mental health conditions and suicidality.

The current first line treatment for PTSD is the use of trauma-focused psychotherapy, but access to these psychotherapies is typically difficult, and not all with PTSD respond to psychotherapy alone. Similarly, medication only treatment is ineffective in controlling PTSD symptoms in as many as 40% to 60% of patients, and many of these medications commonly produce problematic side effects. Given the issues with access to trauma-focused psychotherapy and ineffectiveness of current pharmacotherapy, PTSD is a mental health disorder of high unmet medical need. We believe novel interventions are needed to better treat PTSD.

EmpathBio (EMP-01)

EmpathBio Inc., our wholly owned subsidiary, is developing EMP-01, a derivative of MDMA, also known as ecstasy, for the treatment of PTSD. MDMA is considered the prototype of a class of compounds called entactogens, the primary characteristic of which is a capacity to increase feelings of love, empathy and closeness towards others. Racemic MDMA has a complex pharmacological profile that is dominated by effects as both a monoamine releaser and reuptake inhibitor. Its prominent effects on serotonin (5-HT) differentiate it from amphetamine and methamphetamine, both of which primarily act on the dopamine (DA) and norepinephrine (NE) pathways.

Prior Evidence in Humans

A pooled analysis of six Phase 2 randomized, controlled third-party trials of MDMA-assisted psychotherapy for the treatment of PTSD revealed a statistically significant reduction in Clinician-Administered PTSD Scale for DSM-IV, or CAPS-IV, scores. The between-group Cohen’s d effect size was 0.8, indicating a substantial treatment effect. After two experimental sessions with 75-125 mg of MDMA, 54.2% of active-dose participants (n=72) no longer met PTSD diagnostic criteria, compared with 22.6% of control participants (n=31) who received 0-40mg of MDMA.

In a third party randomized, double-blind, placebo-controlled phase 3 study (n=90), published in May 2021, MDMA-assisted psychotherapy was shown to statistically significantly reduce PTSD symptoms in severe PTSD patients, compared to therapy alone. Participants were given either MDMA or placebo at three sessions approximately 4-weeks apart in a controlled clinical environment and in the presence of a trained therapy team. MDMA was found to induce a statistically significant attenuation in PTSD symptomatology compared to placebo, as assessed by the CAPS-V total severity score (P < 0.0001, d = 0.91) and the Sheehan Disability Scale, or SDS, total score (P = 0.0116, d = 0.43).

MDMA-assisted therapy significantly reduced CAPS-V scores in PTSD patients (primary endpoint)

Note: Change in CAPS-V total severity score from T1 to T4 (P < 0.0001, d = 0.91, n = 89 (MDMA n = 46)), as a measure of the primary outcome. Primary analysis was completed using least square means from a mixed model repeated measure (MMRM) analysis model; (n=90)

Planned Phase 1 Clinical Trial of EMP-01

EmpathBio expects to initiate a Phase 1 clinical trial of EMP-01 in mid-2022.

Our Ownership Position in COMPASS

In addition to our emerging clinical and preclinical programs, we led the Series A financing round for COMPASS in 2018, co-led their Series B financing round in 2020 and continue to hold a significant equity ownership position in COMPASS. As of May 4, 2021, we beneficially owned 8,075,663 shares representing 19.7% equity interest in COMPASS. Certain of our founding investors were seed investors and founders of COMPASS. Our interest in the product candidates of COMPASS is limited to the potential appreciation of our equity interest.

COMPASS is developing its investigational COMP360 psilocybin therapy, which comprises administration of COMP360 with psychological support from specially trained therapists, with an initial focus on TRD. The therapeutic potential of psilocybin administered in conjunction with psychological support has been shown in multiple academic-sponsored studies, which did not involve COMP360, specifically exhibiting rapid reductions in depression symptoms after a single high dose with no SAEs. In one such third-party study, the administration of a therapeutic dose of psilocybin resulted in statistically significant, substantial and sustained decreases in depression symptoms versus a subtherapeutic dose as assessed via the GRID-Hamilton Depression, or GRID-HAMD, rating scale in cancer patients (56 randomized; 46 completers) with life threatening diagnoses and presenting with symptoms of anxiety and/or depression. COMPASS is currently evaluating COMP360 in conjunction with psychological support in a Phase 2b trial and plans to report data from this trial in late 2021. COMPASS believes this support, or therapy, is as important to the psilocybin therapy as the psilocybin itself. The psilocybin administration session lasts approximately six to eight hours, with patients supported by therapists in a non-directive manner. The psilocybin administration sessions are preceded by preparation sessions, in which patients are given a thorough orientation, and followed by integration sessions to help patients process the range of emotional and physical experiences facilitated by COMP360.

In its Phase 1 healthy volunteer trial, COMPASS observed that COMP360 was generally well-tolerated and supported continued progression of Phase 2b studies. The trial also showed the feasibility of simultaneous administration of COMP360 to up to six people in the same facility, with 1:1 therapist support, which COMPASS believes will accelerate future clinical trials and commercial scale-up upon potential regulatory approval. In August 2020, the FDA approved COMPASS request for a 1:1 model of therapist support and COMPASS intends to use this model in future clinical trials. COMPASS’ previously conducted a series of in vitro and in vivo toxicology studies, including tests for genotoxicity and cardiotoxicity. COMPASS is now undertaking an additional series of safety pharmacology and toxicity studies, to be completed prior to commencement of its anticipated Phase 3 program.

COMPASS is currently conducting a randomized controlled Phase 2b clinical trial in 216 patients suffering with TRD, in 21 sites across North America and Europe. This dose-finding trial is investigating the safety and efficacy of COMP360 combined with psychological support, for the treatment of TRD, and aims to determine the optimal dose of COMP360, with three doses (1 mg, 10 mg, 25 mg) being explored. The primary endpoint of this clinical trial is to evaluate the efficacy of COMP360, as assessed by the change in the MADRS that has been used as a primary endpoint in pivotal trials of other depression treatments. This trial has been designed to capture a statistically significant reduction in MADRS. COMPASS plans to report data from this trial in late 2021.

Competition

The pharmaceutical industry is highly competitive, with new approaches and technologies regularly emerging. We expect to face competition across our current programs and with any future programs we may seek to develop and/or commercialize from major pharmaceutical, biotechnology, specialty pharmaceutical and generic pharmaceutical companies among others. Potential competitors also include academic institutions, governmental agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Any product candidate that we are successful in developing and/or commercializing will compete with the standard of care and new therapies that may become available in the future. We discuss below potential competitors across our programs in depression, SUD and anxiety. We will also face competition for our programs in other therapeutic areas and indications.

Depression

Multiple therapies for depression exist, including common pharmacological treatments such as anti-depressants and psychosocial interventions such as cognitive based therapy. There are also non-pharmacological, somatic treatments for depression such as electroconvulsive therapy and transcranial magnetic stimulation, among others. However, these current therapies are ineffective or inadequately effective for a significant portion of patients. This treatment-resistant subset of depression is our initial therapeutic focus for several of our compounds. For TRD there are currently only two pharmacological treatments approved in the United States: (i) SPRAVATO (S-ketamine) nasal spray, an NMDA receptor antagonist, approved by the FDA in March 2019 and marketed by Janssen Pharmaceutical Companies of Johnson & Johnson, and (ii) a fixed dose combination of olanzapine and fluoxetine hydrochloride, which are individually available generically. These treatments are typically used alongside antidepressants and other treatments used in earlier lines of therapy for depression. Psychosocial interventions and non-pharmacological, somatic treatments may also be used for patients.

We are aware of several biopharmaceutical companies with therapies in development for TRD and MDD including Sage Therapeutics, Praxis Precision Medicines, GH Research, Johnson & Johnson, Novartis, NeuroRX and Axsome Therapeutics, as well as COMPASS, in which we hold an equity stake.

Cognitive Impairment Associated with Schizophrenia

We are not aware of any pharmacological treatments approved for CIAS. While antipsychotics are most commonly used to treat psychotic symptoms of schizophrenia, these medications fail to address the cognitive and negative symptoms of schizophrenia and are often associated with severe dose limiting effects. Furthermore over 50 assets in development for CIAS have been discontinued or are inactive, indicating the complexity of successfully developing a therapy for this condition. We are aware of several biopharmaceutical companies with therapies in development for CIAS including Boehringer Ingelheim, Pfizer, Roche, Biogen, Vanda, Sunovion, Neurocrine Biosciences and Cadent (which is being acquired by Novartis).

Substance Use Disorder

There are a range of available therapies for different forms of SUD, but we believe that many have limitations. For OUD existing pharmacological treatments are divided into two classes: (i) synthetic opioid receptor agonists, such as buprenorphine and methadone, and (ii) opioid antagonists, such as naltrexone and naloxone. Limitations of these agents include inconvenient treatment regimens, limited access, and an inability to maintain abstinence after medically assisted withdrawal. Currently marketed products include the SUBOXONE, SUBUTEX and SUBLOCADE brands, marketed by Indivior, VIVITROL, marketed by Alkermes, and BUNAVAIL buccal film, marketed by BioDelivery Sciences, among others.

We are aware of several biopharmaceutical companies with therapies in development for OUD including BioXcel, Opiant and Intra-Cellular Therapies.

Anxiety

Anxiety disorders are generally treated with medication, psychotherapy or both. Treatment often involves use of antidepressants including SSRIs, such as paroxetine, sertraline and citalopram. However, SSRIs typically have a slow onset of action and have a number of side effects, such as sexual dysfunction, drowsiness and weight gain. Benzodiazepines are also used to treat anxiety and can offer rapid reduction of symptoms, but their long-term use is associated with the development of tolerance, respiratory depression, drug dependence and sedative side effects.

We are aware of several biopharmaceutical companies with therapies in development for anxiety disorders including VistaGen Therapeutics and Arvelle Therapeutics.

mTBI

We are not aware of any pharmacological treatments approved for mTBI and there are limited assets in development specifically for the treatment of mTBI. We are aware of several biopharmaceutical companies with therapies in development for forms of traumatic brain injury including SanBio, Vasopharm, Levolta Pharmaceuticals, Oxeia Biopharmaceuticals, Avanir (now Otsuka) and Athersys.

PTSD

There are currently two SSRIs, Zoloft and Paxil, approved for the treatment of PTSD, and these two drugs are generic. There are several other generic products on the market and many drugs currently under development for anxiety and trauma-related disorders are also being evaluated for PTSD, which we believe reflects the limitations of the available therapies and an urgent need for better treatment.

We are aware of several biopharmaceutical companies with therapies in development for PTSD, including MAPS Public Benefit Corporation, Otsuka, Bionomics, Corcept Therapeutics, Aptinyx, Azevan Pharmaceuticals, Bionorica, Seelos Therapeutics and Tonix Pharmaceuticals.

Many of the companies with which we compete or with which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do and may already have established markets for their products. Accordingly, our potential competitors may succeed in obtaining FDA or other regulatory approval for alternative or superior products. Our competitors also may compete with us in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and enrolling subjects for our clinical trials and in acquiring technologies complementary to, or necessary for, our programs. In addition, competitors may have higher name recognition and more extensive collaborative relationships. Mergers and acquisitions within the industry may result in greater resources being concentrated among a small set of competitors. Smaller or emerging earlier-stage companies may also prove to be significant competitors, particularly if they have collaborations with larger, established companies. We are aware that a number of companies are increasing their efforts in discovery of non-traditional alternative compounds including psychedelics.

The commercial opportunity for our potential products could reduce or be eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Furthermore we may also face competition from 501(c)(3) non-profit medical research organizations, including the Usona Institute and the Multidisciplinary Association for Psychedelic Studies. Such non-profit organizations may be willing to provide products at cost or for free which could significantly disrupt the potential market for our products. Our competitors also may obtain FDA or other regulatory approval for their products faster than we may obtain approval for ours, which could result in our competitors establishing a market position before we are able to enter the market. The key competitive factors affecting the success of all our product candidates, if approved, are likely to be their efficacy, safety, convenience and price, as well as the level of biosimilar or generic competition and the availability of reimbursement from government and other third-party payors.

Intellectual Property

Our success depends in large part on our ability to obtain and maintain protection of intellectual property, particularly patents, in the United States and other countries with respect to product candidates and technology that are important to our business. In addition to patent protection, we also rely on trade secrets to protect aspects of our business for which we do not consider patent protection appropriate. The intellectual property covering the technologies and product candidates related to our programs are handled directly by the applicable platform companies, and we are not actively involved in the management of such intellectual property.

Patents

Perception Neuroscience (PCN-101)

As of March 31, 2021, Perception Neuroscience in-licenses two issued U.S. patents, three foreign issued patents in Japan, one PCT patent application, three U.S. pending patent applications and 14 foreign pending patent applications in Brazil, Canada, China, Europe, Hong Kong, Japan and Taiwan covering the composition of and methods of using R-ketamine (PCN-101) for the treatment of depressive symptoms in mental disorders and substance abuse. As of March 31, 2021, Perception Neuroscience also in-licenses one U.S. pending patent application and eight foreign pending patent applications in Australia, Brazil, Canada, China, Europe, Hong Kong, Israel and Japan covering the composition of matter of S-Norketamine for the treatment of depressive symptoms. As of March 31, 2021, Perception Neuroscience also owns one U.S. pending patent application and six foreign pending patent applications in Australia, Canada, China, Europe, Japan and Mexico covering the method of using R-ketamine (PCN-101) for the treatment of depressive symptoms in mental disorders and substance abuse. Perception Neuroscience’s owned and in-licensed issued patents and any patents issuing from the owned or in-licensed pending patent applications or patent applications claiming the benefit of the in-licensed PCT patent application, if granted, are expected to expire between 2034 and 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Recognify (RL-007)

As of March 31, 2021, Recognify in-licenses ten issued U.S. patents, covering RL-007, including the pharmaceutical composition of and methods of using RL-007. The patents licensed to Recognify are expected to expire between 2026 and 2034, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

DemeRx IB (DMX-1002)

As of March 31, 2021, DemeRx IB owns one issued U.S. patent, four U.S. pending patent applications, one foreign issued patent in Europe and four foreign pending patent applications in Australia, Europe and Canada covering methods of treatment using ibogaine (DMX-1002). DemeRx IB’s issued patent and any patents issuing from the pending applications, if granted, are expected to expire in 2035, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

GABA Therapeutics (GRX-917)

As of March 31, 2021, GABA Therapeutics owns two issued U.S. patents, one U.S. pending patent application, three issued foreign patents in Australia, Israel and Japan and ten foreign pending patent applications in Australia, Brazil, Canada, China, Europe, Israel, India, Japan, Korea and Mexico, covering the pharmaceutical composition and corresponding methods of use of the deuterated analogs of etifoxine (GRX-917). GABA Therapeutics’ issued patents and any patents issuing from the pending patent applications, if granted, are expected to expire in 2036, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Neuronasal (NN-101)

As of March 31, 2021, Neuronasal owns or co-owns four U.S. pending patent applications, including one U.S. provisional patent application, one PCT patent application and one foreign pending application in Europe, covering methods of treating post-concussion syndrome using NAC (NN-101). Any patents issuing from the pending patent application or patent applications claiming the benefit of the PCT patent application, if granted, are expected to expire between 2038 and 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

EmpathBio (EMP-01)

As of March 31, 2021, Atai Life Sciences AG owns one U.S. provisional patent application, covering a combination of a non-serotonergic anxiolytic agent with an entactogenic, oneirophrenic or psychedelic compound (such as EMP-01). Any patents issuing from this pending patent application, if granted, are expected to expire in 2041 or 2042, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Revixia (RLS-01)

As of March 31, 2021, Atai Life Sciences AG owns one U.S. provisional patent application, covering buccal and intranasal compositions of salvinorin A (RLS-01) exhibiting unique PK profiles following administration. Any patents issuing from this pending patent application, if granted, are expected to expire in 2041, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Viridia Life Sciences (VLS-01)

As of May 31, 2021, Atai Life Sciences AG owns two U.S. provisional patent applications, covering (i) DMT compositions exhibiting unique PK profiles following administration and (ii) new DMT salts and polymorphic forms, including DMT succinate (VLS-01). Any patents issuing from these pending patent applications, if granted, are expected to expire in 2041 or 2042, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Individual patents have terms for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. With regard to our U.S. provisional patent applications, if we do not file any corresponding non-provisional patent applications within 12 months of the provisional patent application filing date, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. All taxes, annuities or maintenance fees for a patent, as required by the USPTO and certain foreign jurisdictions, must be timely paid in order for the patent to remain in force during this period of time.

The actual protection afforded by a patent may vary on a product by product basis, from country to country and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions and the availability of legal remedies in a particular country and the validity and enforceability of the patent. Our patents and patent applications may be subject to procedural or legal challenges by others. We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and we may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see the section titled “Risk Factors—Risks Related to Our Intellectual Property.”

Trade Secrets and Proprietary Information

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality, and invention assignment agreements with our employees, consultants, and independent contractors. We have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information, and the agreements or clauses requiring assignment of inventions to us are designed to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee, however, that we have executed such agreements with all applicable counterparties, such agreements will not be breached, or that these agreements will afford us adequate protection of our intellectual property and proprietary rights. See “Risk Factors—Risks Related to our Intellectual Property.”

Government Regulation and Product Approval

The FDA, the EMA, U.S. Department of Health and Human Services Office of Inspector General, CMS, DEA, and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates. Any drug candidates that we develop must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in those foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in the European Union are addressed in a centralized way, but country-specific regulation remains essential in many respects.

Certain of our product candidates may be subject to regulation as combination products, which means that they are composed of both a drug product and device product. If marketed individually, each component would be subject to different regulatory pathways and reviewed by different Centers within the FDA. A combination product, however, is assigned to a Center that will have primary jurisdiction over its regulation based on a determination of the combination product’s primary mode of action, which is the single mode of action that provides the most important therapeutic action. In the case of our product candidates, we believe the primary mode of action is attributable to the drug component of the product, which means that the FDA’s Center for Drug Evaluation and Research would have primary jurisdiction over the premarket development, review and approval of our product candidates regulated as combination drug/devices. We do not anticipate that the FDA will require a separate medical device authorization for the device, but this could change during the course of its review of any marketing application that we may submit.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the FDCA and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with FDA’s good laboratory practice requirements and other applicable regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin;

•	approval by an IRB or ethics committee at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA after completion of all pivotal trials;

•	payment of user fees for the FDA review of the NDA;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of selected clinical investigation sites to assess compliance with GCPs;

•	potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA, and

•	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. Some preclinical testing may continue even after the IND is submitted. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•

Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•

Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages, dose tolerance and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

•

Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, such as with accelerated approval drugs, FDA may mandate the performance of Phase 4 trials. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

U.S. Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may contain limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs

The FDA has a number of programs intended to expedite the development or review of products that meet certain criteria. For example, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a Fast Track-designated product has opportunities for more frequent interactions with the review team during product development, and the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a Fast Track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

In addition, the Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Fast Track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Post-approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters, or untitled letters;

•	clinical holds on clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures.

The FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labeling.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Marketing Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an ANDA or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

DEA Regulation

The CSA establishes registration, security, recordkeeping, reporting, storage, distribution and other requirements administered by the DEA. The DEA is concerned with the control of handlers of controlled substances, and with the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce.

The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use, and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances.

Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

The DEA typically inspects a facility to review its security measures prior to issuing a registration. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. Required security measures include background checks on employees and physical control of inventory through measures such as cages, surveillance cameras and inventory reconciliations. Records must be maintained for the handling of all controlled substances, and periodic reports made to the DEA, for example distribution reports for Schedule I and II controlled substances, Schedule III substances that are narcotics, and other designated substances. Reports must also be made for thefts or losses of any controlled substance, and to obtain authorization to destroy any controlled substance. In addition, special authorization and notification requirements apply to imports and exports.

In addition, a DEA quota system controls and limits the availability and production of controlled substances in Schedule I or II. Distributions of any Schedule I or II controlled substance must also be accompanied by special order forms, with copies provided to the DEA. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments. To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Individual states also regulate controlled substances.

Foreign Government Regulation

Our product candidates will be subject to similar laws and regulations imposed by jurisdictions outside of the United States, and, in particular, Europe, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

In order to market our future product candidates in the EEA (which is comprised of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein) and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal product candidates can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

•

the “Community MA,” which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Product candidates for Human Use of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of product candidates, such as biotechnology medicinal product candidates, orphan medicinal product candidates and medicinal product candidates indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for product candidates containing a new active substance not yet authorized in the EEA, or for product candidates that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

•

“National MAs,” which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for product candidates not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and marketing exclusivity. In the EEA, new product candidates authorized for marketing, or reference product candidates, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the European Union until 10 years have elapsed from the initial authorization of the reference product in the European Union. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Orphan drug designation. In the EEA, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

In the EEA, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, the EMA or the competent authorities of the Member States, cannot accept another application for a marketing authorization, or grant a marketing authorization, for a similar medicinal product for the same indication. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed paediatric investigation plan.

This period of orphan market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan drug destination, that is the prevalence of the condition has increased above the threshold or it is judged that the product is sufficiently profitable not to justify maintenance of market exclusivity. Granting of an authorization for another similar orphan medicinal product where another product has market exclusivity can happen only in selected cases, such as, for example, demonstration of “clinical superiority” by a similar medicinal product, inability of a manufacturer to supply sufficient quantities of the first product or where the manufacturer itself gives consent. A company may voluntarily remove a product from the orphan register. Medicinal products or medicinal product candidates designated as orphan are eligible for incentives made available by the European Union and its Member States to support research into, development and availability of orphan medicinal products.

Adaptive pathways. The EMA has an adaptive pathways program which allows for early and progressive patient access to a medicine. The adaptive pathways concept is an approach to medicines approval that aims to improve patients’ access to medicines in cases of high unmet medical need. To achieve this goal, several approaches are envisaged: identifying small populations with severe disease where a medicine’s benefit-risk balance could be favorable; making more use of real-world data where appropriate to support clinical trial data; and involving health technology assessment bodies early in development to increase the chance that medicines will be recommended for payment and ultimately covered by national healthcare systems. The adaptive pathways concept applies primarily to treatments in areas of high medical need where it is difficult to collect data via traditional routes and where large clinical trials would unnecessarily expose patients who are unlikely to benefit from the medicine. The approach builds on regulatory processes already in place within the existing EU legal framework. These include: scientific advice; compassionate use; the conditional approval mechanism (for medicines addressing life-threatening conditions); patient registries and other pharmacovigilance tools that allow collection of real-life data and development of a risk-management plan for each medicine.

The adaptive pathways program does not change the standards for the evaluation of benefits and risks or the requirement to demonstrate a positive benefit-risk balance to obtain marketing authorization.

PRIME scheme. In July 2016, the EMA launched the PRIME scheme. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from PRIME designation can expect to be eligible for accelerated assessment but this is however not guaranteed. The benefits of a PRIME designation includes the appointment of a rapporteur from the Committee for Medicinal Product candidates for Human Use before submission of an MAA, early dialogue and scientific advice at key development milestones, and the potential to qualify product candidates for accelerated review earlier in the application process.

Other Healthcare Laws

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, data privacy and security and physician sunshine laws and regulations. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, exclusion from participation in federal and state healthcare programs and individual imprisonment.

Coverage and Reimbursement

Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing reimbursements for medical products, drugs and services. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

Healthcare Reform

In March 2010, Congress enacted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, each as amended, collectively known as the ACA, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and fraud and abuse changes. Additionally, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year, which was temporarily suspended from May 1, 2020 through March 31, 2021, and reduced payments to several types of Medicare providers. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, proposed and enacted legislation and executive orders issued by President Trump designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. The likelihood of implementation of any of these reform initiatives is uncertain, particularly in light of the new presidential administration. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Environmental, Health and Safety

We are also subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures, the generation, handling, use, storage, treatment, release and disposal of, and exposure to, hazardous materials and wastes and worker health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials, and produce hazardous waste products and the risk of injury, contamination or non-compliance with environmental, health and safety laws and regulations cannot be eliminated. Environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent, and we may incur substantial costs in order to comply with such current or future laws and regulations.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, federal and state laws and regulations, including data breach notification laws, health information privacy laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the Federal Trade Commission Act, or the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. For example, HIPAA, as amended by HITECH imposes privacy, security and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by the HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly receive individually identifiable health information from a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties.

Even when HIPAA does not apply, according to the Federal Trade Commission, or FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5 of the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

In addition, certain federal, state and foreign laws, such as the GDPR, govern the privacy and security of personal data, including health-related data in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted the CCPA, which went into effect on January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Further, the CPRA was recently voted into law by California residents. The CPRA significantly amends the CCPA, and imposes additional data protection obligations on covered companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It also creates a new California data protection agency specifically tasked to implement and enforce the CCPA and the CPRA, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. The substantive requirements for businesses subject to the CPRA will go into effect on January 1, 2023, and become enforceable on July 1, 2023.

In Europe, the GDPR went into effect in May 2018 and imposes strict requirements for processing personal data. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health data and other sensitive data, obtaining consent of the individuals to whom the personal data relate, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws; in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-U.S. Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could increase our costs and our ability to efficiently process personal data from the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. Additionally, following the United Kingdom’s withdrawal from the EEA and the European Union, and the expiry of the transition period, companies have to comply with the GDPR and the GDPR as incorporated into United Kingdom national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk. See “Risk Factors—Risks Related to Commercialization—Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.”

Patent Term Restoration and Extension

Depending upon the timing, duration and specifics of FDA approval of product candidates, some U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a BLA less any time the sponsor did not act with due diligence during the period, plus the time between the submission date of a BLA and the approval of that application less any time the sponsor did not act with due diligence during the period. Only one patent applicable to an approved biologic product is eligible for the extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. See “Risk Factors—Risks Related to Our Intellectual Property.”

Facilities

Our principal executive office is located at Krausenstraße 9-10, 10117 Berlin, Germany, where we lease approximately 430 square feet of office space at pursuant to a lease based on a two month rolling contract. We also lease approximately 150 square feet of space at 180 Varick Street, New York, New York 10014, pursuant to a lease that terminates in December 2021. We also lease office space in London, the United Kingdom, pursuant to a lease that terminates in May 2023. We believe that these facilities will be adequate for our near-term needs and that we will be able to renew these leases. If required, we believe that suitable additional or alternative space would be available in the future on commercially reasonable terms.

Employees and Human Capital Resources

Our human capital is integral to helping us achieve our mission of developing transformative treatments for patients suffering from mental health disorders. Our human capital objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees.

As of March 31, 2021, we had 35 full-time employees and 13 full-time consultants, excluding employees at our atai companies, nine of whom held a Ph.D. degree and eight of whom are engaged in research and development activities. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

We are not subject to any material legal proceedings.

MANAGEMENT

Unless otherwise noted, this section presents information about our management upon the consummation of the offering and after giving effect to the corporate reorganization. See “Corporate Reorganization.”

Board Structure

Prior to the closing of this offering, we will have a two-tier board structure consisting of a management board (bestuur) and a separate supervisory board (raad van commissarissen). There are no family relationships among any of our managing directors and supervisory directors.

Management Board

Our management board is expected to be composed of two members, whom we refer to as our managing directors (and who are also our executive officers). Following the closing of this offering, each managing director of ATAI Life Sciences N.V. will hold office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or removal. Our managing directors do not have a retirement age requirement under our articles of association.

Our managing directors are responsible for the management and representation of our company.

The following table lists our current managing directors—all of whom we consider executive officers—as well as their ages following the closing of this offering, and position:

Name	Age	Position
Florian Brand	34	Co-Founder and Chief Executive Officer
Greg Weaver	65	Chief Financial Officer

The following is a brief summary of the prior business experience and principal business activities performed outside of atai of our managing directors. Unless otherwise indicated, the current business addresses for each managing director is Krausenstraße 9-10, 10117 Berlin, Germany.

Florian Brand is our co-founder and has served as our Chief Executive Officer since our inception in June 2018. From 2018 to 2019, Mr. Brand served as Chief Executive Officer of Perception Neuroscience, and from 2015 to 2018, Mr. Brand served as Managing Director of Springlane GmbH. Mr. Brand serves as a member of the board of directors of Perception Neuroscience, GABA Therapeutics, EntheogeniX Biosciences, DemeRx IB, Viridia Life Sciences, Recognify Life Sciences, Revixia Life Sciences and IntroSpect Digital Therapeutics. Mr. Brand received his bachelor’s degree in Economics from LMU Munich and his master’s degree in Management from ESCP Europe, Paris.

Greg Weaver has served as our Chief Financial Officer since September 2020 and has more than 25 years of experience. Prior to joining us, Mr. Weaver was the Chief Financial Officer at Eloxx Pharmaceuticals from October 2017 to March 2020. Prior to that, he was the Chief Financial Officer at Prometic from October 2015 to September 2017, the Interim Chief Financial Officer at Oryzon from September 2014 to October 2015 and the Chief Financial Officer at Fibrocell Science from August 2013 to September 2014. Currently, Mr. Weaver sits on the board of Atossa Therapeutics, Inc., which develops pharmaceuticals for pre-cancerous breast conditions and early-stage breast cancer. Mr. Weaver received his M.B.A. from Boston College and his Bachelor of Science in Accounting and Finance from Trinity University.

Key Employees

The following table lists our current key employees, who are also executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Srinivas Rao, MD, PhD	52	Co-Founder and Chief Scientific Officer
Rolando Gutiérrez-Esteinou	61	Chief Medical Officer

The following is a brief summary of the prior business experience and principal business activities performed outside of atai of our key employees. Unless otherwise indicated, the current business addresses for our key employees is Krausenstraße 9-10, 10117 Berlin, Germany.

Srinivas Rao is our co-founder and has served as our Chief Scientific Officer since April 2019. He has also served as Chief Executive Officer of EntheogeniX Biosciences since November 2019, Chief Executive Officer of Kures since August 2019, Chief Medical Officer of GABA Therapeutics since August 2019, and has worked as a consultant for Simons Foundation Autism Research Initiative, or SFARI, since June 2011. Prior to joining us, Dr. Rao was the Chief Medical Officer at Axial Biotherapeutics, Inc. from August 2017 to March 2019 and the Chief Medical Officer at Depomed, Inc. from July 2014 to July 2017. Prior to that, he served as Executive Vice President and Head of Neuroscience at Retrophin from December 2013 to March 2014 and Chief Executive Officer at Kyalin Biosciences Inc. from October 2011 to December 2013. He has held leadership positions at a number of biotechnology companies, including Kalyra Pharmaceuticals, Avelas Biosciences, Sova Pharmaceuticals, ReVision Therapeutics and Cypress Bioscience, Inc. Dr. Rao also serves on the board of directors of Bionomics, Limited, a clinical-stage biopharmaceutical company. Dr. Rao received his Ph.D. in Neuropharmacology, his M.D. in Internal Medicine, his M.S. in Electrical Engineering and his Bachelor of Science in Electrical Engineering from Yale University.

Rolando Gutiérrez-Esteinou has served as our Chief Medical Officer since January 2021. Prior to joining us, Dr. Gutíerrez-Esteinou served as Senior Vice President at Aptinyx, Inc. from March 2020 to December 2020 and Vice President of Clinical Development and Pharmacovigilance at Marinus Pharmaceuticals, Inc. from July 2018 to January 2020. Before that, he served as the Executive Director and Global Clinical Leader, Psychiatry, at Takeda Pharmaceuticals from July 2017 to May 2018, and as Vice President and Global Therapeutic Area Head at Covance Clinical Development Services, from July 2010 to March 2017. He has also held positions at Prostrakan, Inc., Bristol-Myers Squibb, Novartis Pharmaceuticals, and the Janssen Research Foundation. He received his M.D. from the National Autonomous University of Mexico Medical School, Mexico City, and was a resident and research fellow at Harvard Medical School.

Supervisory Board

Prior to the closing of this offering, our supervisory board will be composed of seven members, whom we refer to as our supervisory directors. Each supervisory director will hold office for the term set by our general meeting (as set forth in the table below), except in the case of his earlier death, resignation or removal. Our supervisory directors do not have a retirement age requirement under our articles of association.

The following table sets forth the names and functions of the individuals nominated to become our supervisory directors prior to the closing of this offering, their ages, term served and the year of expiration of their term as supervisory directors of ATAI Life Sciences N.V.:

Name	Age	Term Served	Year in which Term Expires	Function
Christian Angermayer	43	—	2024	Supervisory Director (Chairman)
Michael Auerbach	45	—	2022	Supervisory Director
Jason Camm	32	—	2022	Supervisory Director
Alexis de Rosnay	54	—	2024	Supervisory Director
Sabrina Martucci Johnson	55	—	2023	Supervisory Director
Amir Kalali	56	—	2023	Supervisory Director
Andrea Heslin Smiley	54	—	2023	Supervisory Director

The following is a brief summary of the prior business experience and principal business activities performed outside of atai of our supervisory directors. Unless otherwise indicated, the current business addresses for each of our supervisory directors is Krausenstraße 9-10, 10117 Berlin, Germany.

Christian Angermayer is our co-founder and will serve on our supervisory board upon the closing of this offering. Mr. Angermayer currently serves as Chief Executive Officer and director of Frontier Acquisition Corp., a public special purpose acquisition company, and is the founder of Apeiron Investment Group Ltd. Mr. Angermayer also serves on the board of directors of several private companies, including Cambrian Biopharma, Inc. and Rejuveron Life Sciences AG. We believe that Mr. Angermayer is qualified to serve on our supervisory board because of his extensive finance and life sciences industry experience.

Michael Auerbach will serve on our supervisory board upon the closing of this offering. Mr. Auerbach founded Subversive Capital and has served as its General Partner since 2013. Mr. Auerbach also serves as Senior Vice President at Albright Stonebridge Group, a global consulting firm chaired by former Secretary of State Madeleine Albright. Mr. Auerbach currently serves on the boards of directors of Tilray, Inc., Tuscan Holdings Corp. II and The Parent Company (TPCO Holding Co.), where he also serves as a member of the Compensation Committee. Mr. Auerbach previously served as a director of Privateer Holdings, Inc., from January 2014 to December 2019, and Cybaero AB, from 2016 to January 2018. Mr. Auerbach received his M.A. in International Relations from Columbia University and his B.A. in Critical Theory from the New School for Social Research. We believe that Mr. Auerbach is qualified to serve on our supervisory board because of his experience investing in companies that employ sophisticated government and regulatory strategies for success.

Jason Camm will serve on our supervisory board upon the closing of this offering. Mr. Camm has served in various roles at Thiel Capital LLC, an investment management firm, since 2013, most recently as Managing Director and Chief Medical Officer. Mr. Camm serves on the board of Compass Pathways plc (NASDAQ: CMPS), and is a member of both its Compensation and Leadership Development Committee and Nominating and Corporate Governance Committee. Mr. Camm has also served on the board of the Tufts University Friedman School of Nutrition Science and Policy, since 2016. Mr. Camm previously served as a director of ChemomAb (NASDAQ: CMMB), and was a board observer at AbCellera (NASDAQ: ABCL). Mr. Camm received his Master of Osteopathy degree from the British School of Osteopathy. We believe that Mr. Camm is qualified to serve on our supervisory board because of his investment management experience, as well as his demonstrated business acumen.

Alexis de Rosnay will serve on our supervisory board upon the closing of this offering. Since January 2020, he has served as Senior Advisor of Oddo-BHF, a financial services company. Prior to joining Oddo-BHF, Mr. de Rosnay served as Chief Executive Officer and member of the board of directors of Canaccord Genuity Ltd., from August 2012 to July 2019, and Senior Executive Vice President of Canaccord Genuity Group Inc., from September 2015 to July 2019. He previously served as a director of Canaccord Genuity Wealth Management Ltd. from August 2012 to July 2019. Mr. de Rosnay received his bachelor’s degree in economics from McGill

University. We believe that Mr. de Rosnay is qualified to serve on our supervisory board because of his decades-long experience in the investment banking industry, as well as his demonstrated business acumen.

Sabrina Martucci Johnson will serve on our supervisory board upon the closing of this offering. Ms. Johnson founded Daré Bioscience, Inc., a public biopharmaceutical company engaged in the development of novel therapies that expand treatment options for women, and has served on the board of directors and as Chief Executive Officer since 2015. Ms. Johnson currently serves on the board of directors of Aethlon Medical, Inc., a public company developing immunotherapeutic technologies to combat infectious disease and cancer, and is a member of its Audit Committee and Compensation Committee. Ms. Johnson received a Master of International Management degree from the American Graduate School of International Management, an MSc. in biochemical engineering from University College London and a BSc. in biomedical engineering from Tulane University. We believe that Ms. Johnson is qualified to serve on our supervisory board because of her experience in building successful companies and launching innovative products into specialty markets.

Amir Kalali will serve on our supervisory board upon the closing of this offering. From 1997 to 2017, Dr. Kalali served as the Global Head of the Neuroscience Center of Excellence at IQVIA (formerly Quintiles and IMS Health, Inc.), a publicly traded health information technology company. From January 2004 to January 2011, Dr. Kalali served as a member of the board of directors, as well as the Compensation Committee and Nominating Committee, of Cypress Bioscience, a public pharmaceutical company. Dr. Kalali received his M.D. from University College London and his MRCPSych from the Royal College of Psychiatrists. We believe that Mr. Kalali is qualified to serve on our supervisory board because of his more than 20 years of experience in the life sciences and technology fields, as well as his involvement in numerous drug development programs.

Andrea Heslin Smiley will serve on our supervisory board upon the closing of this offering. Ms. Smiley has served in various roles at VMS Biomarketing, Inc., or VMS, since 2008, most recently as President and Chief Executive Officer. Prior to joining VMS, from 1996 to 2008, Ms. Smiley served in various roles at Eli Lilly and Company, most recently as Vice President, Osteoporosis Business Unit. Ms. Smiley currently serves as a director and member of the Audit Committee of Rockwell Medical, Inc., a public biopharmaceutical company, and as a director of Agent Capital LLC. Ms. Smiley previously served as a director of Assertio Therapeutics, Inc., a public commercial pharmaceutical company, from May 2020 to January 2021, and Zyla Life Sciences, a public speciality commercial pharmaceutical company, from January 2017 to May 2020. Ms. Smiley received her bachelor’s degree in economics from DePauw University. We believe that Ms. Smiley is qualified to serve on our supervisory board because of her more than 25 years of commercialization and management experience in the biopharmaceutical industry in both public and private companies.

Committees

Audit Committee

The audit committee, which is expected to consist of Alexis de Rosnay, Sabrina Martucci Johnson and Andrea Heslin Smiley, will assist the supervisory board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Alexis de Rosnay will serve as chairperson of the audit committee. In addition, the audit committee will be responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. We expect that our supervisory board will determine that each of Alexis de Rosnay, Sabrina Martucci Johnson and Andrea Heslin Smiley satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and that Alexis de Rosnay qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The composition of our audit committee is consistent with the best practice provisions of the DCGC.

The audit committee will be governed by a charter that complies with applicable Nasdaq rules, which will be posted on our website prior to the listing of our common shares on Nasdaq.

Compensation Committee

The compensation committee is expected to consist of Michael Auerbach, Andrea Heslin Smiley and Alexis de Rosnay. The compensation committee will assist the supervisory board in determining compensation for our executive officers and our managing directors and supervisory directors. The composition of our compensation committee is consistent with the best practice provisions of the DCGC.

Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard director fees. We expect that our supervisory board will determine that each of Michael Auerbach, Andrea Heslin Smiley and Alexis de Rosnay satisfies these standards. The compensation committee will be governed by a charter that will be posted on our website prior to the listing of our common shares on Nasdaq.

Nomination and Corporate Governance Committee

The nomination and corporate governance committee is expected to consist of Sabrina Martucci Johnson, Andrea Heslin Smiley and Amir Kalali. The nomination and corporate governance committee will assist our supervisory board in identifying individuals qualified to become our managing directors and supervisory directors consistent with criteria established by us and in developing our code of business conduct and ethics. Sabrina Martucci Johnson will serve as chairperson of the nomination and corporate governance committee. We expect that our supervisory board will determine that each of Sabrina Martucci Johnson, Andrea Heslin Smiley and Amir Kalali is independent under the applicable Nasdaq rules. The composition of our nomination and corporate governance committee is consistent with the best practice provisions of the DCGC.

The nominating and corporate governance committee will be governed by a charter that will be posted on our website prior to the listing of our common shares on Nasdaq.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our supervisory board.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics, or the “code of conduct,” which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our managing directors, supervisory directors and employees. Upon the closing of this offering, the full text of the code of conduct will be available on our website at www.atai.life. The information and other content appearing on our website are not part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below. In 2020, our “named executive officers” and their positions were as follows:

•	Florian Brand, Chief Executive Officer;

•	Srinivas Rao, MD, PhD, Chief Scientific Officer; and

•	Greg Weaver, Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.

Name and Principal Position (1)	Salary ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Florian Brand	306,719	11,131,448	92,016	6,282	11,536,464
Chief Executive Officer
Srinivas Rao, MD, PhD	400,000	2,943,668	120,000	15,029	3,478,697
Chief Scientific Officer
Greg Weaver	125,628	1,206,304	37,689	65,142	1,434,764
Chief Financial Officer

(1)

All amounts shown for Mr. Brand and amounts shown for Dr. Rao and Mr. Weaver in the “Option Awards” column were paid or calculated, as applicable, in Euros and converted to U.S. Dollars using the exchange rate in effect as of December 31, 2020 of 1.217137 U.S. Dollars for 1 Euro.

(2)

Amounts reflect the full grant-date fair value of stock options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock options granted to our named executive officers in Note 13 to the consolidated financial statements included elsewhere in this prospectus.

(3)	Amounts shown represent cash-bonuses earned under our annual performance-based bonus programs for 2020. See “2020 Cash-Based Incentive Compensation” below for additional information.
(4)

The amount shown for Mr. Brand includes reimbursement for premiums paid by him for health and long-term care insurance during 2020. The amount shown for Dr. Rao includes matching contributions under our 401(k) plan ($8,550) and reimbursement for health insurance premiums paid by him during 2020 ($6,479). The amount shown for Mr. Weaver includes reimbursement for COBRA continuation coverage ($9,914), a tax gross-up associated with such reimbursement ($3,767), reimbursement for health insurance premiums paid by him during 2020 ($10,261), and consulting fees earned during 2020 ($41,200).

2020 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The 2020 annual base salaries for our named executives officers were:

Name	2020 Annual Base Salary
Florian Brand (1)	$306,719
Srinivas Rao, MD, PhD	$400,000
Greg Weaver (2)	$380,000

(1)	Mr. Brand’s 2020 base salary was €252,000. It has been converted to U.S. Dollars using the exchange rate in effect as of December 31, 2020 of 1.217137 U.S. Dollars for 1 Euro.
(2)

Prior to commencing his role as our Chief Financial Officer, Mr. Weaver provided consulting services to the Company during August 2020. The cash consulting fees earned by Mr. Weaver during 2020 are set forth in the “All Other Compensation” column of the 2020 Summary Compensation Table above.

There were no changes to the base salaries of our named executive officers during 2020. The base salaries of our named executive officers were adjusted in connection with this offering. See “—Recent Changes in Executive Compensation—Annual Base Salaries” below for additional information.

2020 Cash-Based Incentive Compensation

We provide annual bonuses designed to motivate and reward our executives, including our named executive officers, for achievements relative to certain company performance metrics for the year. For 2020, the target bonus opportunity for Dr. Rao and Mr. Weaver, expressed as a percentage of base salary, was 30%. Pursuant to his service agreement in effect during 2020, any annual bonus for Mr. Brand could not exceed 30% of his annual salary.

Following the end of each year, our board determines the bonus amounts for our executives, including our named executive officers, based on company performance against pre-established objectives and retains discretion to allow for individual adjustments based on such factors as it deems appropriate. Our corporate performance objectives for 2020 generally related to certain financial, clinical and operational performance metrics, including the successful completion of financing activities, the advancement of clinical platforms, progress against business development objectives and expanding our executive team.

In January 2021, the board assessed achievement against these performance objectives, evaluated individual performance for the year and awarded bonuses to our named executive officers for 2020 performance in the amounts set forth above in the 2020 Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

The bonus targets for our named executive officers were adjusted in connection with this offering. See “—Recent Changes in Executive Compensation—Target Bonuses” below for additional information.

Equity Compensation

Our named executive officers have been granted options to purchase our common shares. Options typically vest as to 25% of the shares subject to the option on the first anniversary of the applicable vesting commencement date and as to the remaining 75% of the shares subject to the option in 36 substantially equal monthly installments thereafter until the fourth anniversary of the vesting commencement date, subject to accelerated vesting upon a change in control or in the event the named executive officer’s service with the company is terminated due to his death or disability; provided that the options are forfeited upon any termination of service that occurs prior to a liquidity event, which includes a change in control or initial public offering of our common shares. The options typically may not be exercised prior to (1) the achievement of certain performance metrics, (2) the fourth anniversary of the date of grant and (3) the occurrence of a liquidity event, subject, in each case, to continued service through such date.

The following table sets forth the aggregate number of options granted to our named executive officers during 2020. The options were granted under our 2020 Employee, Director and Consultant Equity Incentive Plan, which we refer to as the 2020 Plan.

Named Executive Officer	2020 Options Granted
Florian Brand	5,120,000
Srinivas Rao, MD, PhD	2,147,408
Greg Weaver	880,000

Refer to the “Outstanding Equity Awards at Fiscal Year End” table below for information regarding the vesting schedules of these awards.

In January 2021, the board approved accelerated vesting of outstanding options and HSOP Shares (as defined below) in connection with this offering. If the effective date of this offering occurs on or before June 30, 2021, vesting of 25% of an option holder’s outstanding options will accelerate. If the effective date of this offering occurs after June 30, 2021 and on or before December 31, 2021, vesting of 12.5% of an option holder’s outstanding options will accelerate. A similar vesting mechanism will apply for the HSOP Shares.

In January 2021, Mr. Brand was granted 4,906,400 shares under a hurdle share option program, or the HSOP. We refer to these shares as “HSOP Shares”. Upon allocation, Mr. Brand paid the nominal value of €0.06 per share for each HSOP Share. The strike price for these HSOP Shares was €2.00 per share, plus a reallocation compensation amount of €2.63 per HSOP Share, so that the sum of the strike price and re-allocation compensation amount reflected the fair market value of one common share in the company at the time of allocation of the HSOP Shares. The HSOP Shares represent the right of the beneficiary to indirectly participate in the appreciation in value of the company through ATAI Life Sciences HSOP GbR, a partnership vehicle established for this purpose, upon an exit transaction or other liquidity event under the terms of the partnership agreement. The HSOP Shares principally vest over a four-year period with 25% vesting after one year from grant and the remaining 75% vesting in monthly installments thereafter. See “Incentive Compensation Plans – Prior Plans – Hurdle Share Option Program” below for a description of the treatment of HSOP Shares in connection with this offering.

In connection with this offering, we adopted a 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to supervisory and management board directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. The 2021 Plan will be effective on the day prior to the first public trading date of our common shares. For additional information about the 2021 Plan, please see the section titled “Incentive Compensation Plans” below.

Other Elements of Compensation

Retirement Plans

ATAI Life Sciences US, Inc. maintains a 401(k) retirement savings plan for its employees employed in the United States who satisfy certain eligibility requirements. Our named executive officers in the United States are eligible to participate in the 401(k) plan on the same terms as other full-time employees. Currently, we match 100% of employee contributions to the 401(k) plan, up to 3% of eligible compensation, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings to our employees in the United States adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. We did not maintain any pension or retirement plans for our employees employed in Germany during 2020.

Employee Benefits and Perquisites

All of our full-time employees in the United States, including our named executive officers, are eligible to participate in our health and welfare plans, including, medical, dental and vision benefits, short-term and long-

term disability insurance, and life insurance. We reimburse 80% of the premium payments paid by our executive officers, including our named executive officers, for coverage under our healthcare plans, which is greater than the amounts reimbursed for our other full-time employees. The amounts paid pursuant to this arrangement for 2020 are set forth in the “All Other Compensation” column of the 2020 Summary Compensation Table above.

In addition, during 2020, Mr. Brand and Mr. Weaver were entitled to reimbursement for certain health insurance costs pursuant to the terms of their service agreement and employment agreement, respectively, which are described in more detail below under “Executive Compensation Arrangements.”

During 2020, Mr. Brand was entitled to reimbursement for 50% of any premiums paid by him for health or long-term care insurance; provided that such reimbursement not exceed the amount we would have paid for the employer share of statutory health and long-term care insurance at the applicable highest contribution rate. Following this offering, Mr. Brand will be entitled to reimbursement for contributions paid by him for private health and long-term care insurance, not to exceed $960 per month.

During 2020, Mr. Weaver was entitled to reimbursement for the cost of COBRA continuation coverage from his prior employer for up to 18 months, in lieu of his participation in our health insurance plans during such period, plus pay an amount sufficient to gross-up any withholding taxes on such reimbursements.

The amounts paid pursuant to these arrangements during 2020 are set forth in the “All Other Compensation” column of the 2020 Summary Compensation Table above.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number common shares underlying outstanding option awards for each named executive officer as of December 31, 2020.

		Option Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1)(2)	Option Exercise Price ($)(3)	Option Expiration Date
Florian Brand	6/5/2018	2,240,000	2,560,000	0.38	8/21/2025
Srinivas Rao, MD, PhD	4/1/2019	—	1,307,408	2.51	8/20/2025
	8/21/2020	—	840,000	2.51	8/20/2025
Greg Weaver	7/24/2020	—	880,000	2.51	8/20/2025

(1)

With respect to the option granted to Mr. Brand, 2,560,000 shares subject to the option may not be exercised prior to a liquidity event. The options granted to Dr. Rao and Mr. Weaver may not be exercised prior to (1) the achievement of certain performance metrics, (2) the fourth anniversary of the date of grant and (3) a liquidity event, subject, in each case, to continued service through such date, and were, therefore, unexercisable as of December 31, 2020. The number of shares for which each option is shown as being exercisable and unexercisable represent, respectively, the number of shares for which each option was vested and unvested as of December 31, 2020. The performance metrics applicable to the options granted to Dr. Rao and Mr. Weaver generally related to certain clinical achievements for Dr. Rao and certain accounting and financing achievements for Mr. Weaver.

(2)

The option vests as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to the remaining 75% of the shares subject to the option in 36 substantially equal monthly installments thereafter until the fourth anniversary of the vesting commencement date, subject to the named executive officer’s continued service with the company through each applicable vesting date and accelerated vesting upon a change in control or in the event the named executive officer’s service with the company is terminated due to his death or disability.
(3)

The option granted to Mr. Brand was granted with an exercise price of €0.31 per share and the options granted to Dr. Rao and Mr. Weaver were granted with exercise prices of €2.06 per share. The exercise prices have been converted to U.S. dollars using the exchange rate in effect as of December 31, 2020 of 1.217137 U.S. Dollars for 1 Euro.

Executive Compensation Arrangements

We or ATAI Life Sciences US, Inc. have entered into employment agreements (or, for Mr. Brand, a service agreement) with each of our named executive officers that set forth the terms and conditions of each executive’s employment.

The service agreement and employment agreements, as applicable, entitle the named executive officers to annual base salaries and eligibility to earn annual discretionary bonuses. See “2020 Salaries” and “2020 Cash-Based Incentive Compensation” above for additional information regarding the base salaries and annual bonuses of our named executive officers for 2020.

Pursuant to his service agreement, in the event Mr. Brand is hindered in the exercise of his duties to the company due to illness or other reasons for which he is not culpable, or upon his death, he (or his widow and dependents in the case of death) would be entitled to continued payment of his base salary for up to 6 months, less, in the case of illness, payments received from third parties due to such illness. In the event of an appointment revocation or resignation by Mr. Brand as described above, the company may release Mr. Brand from the obligation to provide continuing services to the company for the remaining term of the service agreement, in which case, Mr. Brand will be entitled to a pro-rata portion of his annual salary and credit for unused vacation days.

Pursuant to his employment agreement, if Dr. Rao’s employment is terminated other than for “cause” or due to his death or disability, or if Dr. Rao resigns for “good reason,” subject to Dr. Rao executing a release of claims, Dr. Rao will be entitled to receive (i) continued payment of his annual base salary and (ii) continued healthcare reimbursements (as described above under “Employee Benefits and Perquisites”), in each case, for six (6) months following termination if such termination occurs prior to April 1, 2021; for nine (9) months following termination if such termination occurs on or after April 1, 2021 and prior to April 1, 2022; or for twelve (12) months following termination if such termination occurs on or after April 1, 2022.

Pursuant to his employment agreement, if Mr. Weaver is terminated other than for “cause” or due to his death or disability, or if Mr. Weaver resigns for “good reason,” subject to Mr. Weaver executing a release of claims, Mr. Weaver will be entitled to receive (i) continued payment of his annual base salary for the applicable severance period, (ii) reimbursement for the cost of COBRA continuation coverage for up to the applicable severance period, (iii) payment for any earned but unpaid annual bonus for the year prior to the year of termination. In addition, in the event such termination occurs within 12 months following a change in control, Mr. Weaver would also be entitled to receive (i) a lump sum payment equal to his target bonus amount, (ii) full vesting of any outstanding equity awards, and (iii) extension of the post-termination exercise period of his outstanding options to 12 months following termination. Mr. Weaver’s severance period is for three (3) months following termination if such termination occurs prior to September 1, 2021; six (6) months following termination if such termination occurs on or after September 1, 2021 and prior to September 1, 2022; nine (9) months following termination if such termination occurs on or after September 1, 2022 and prior to September 1, 2023; or twelve (12) months following termination if such termination occurs on or after September 1, 2023 or within 12 months following a change in control.

For purposes of Dr. Rao’s and Mr. Weaver’s employment agreements, “cause” generally means the executive’s (i) fraud, dishonesty or gross malfeasance, (ii) commission of, or indictment for, a felony or any misdemeanor involving moral turpitude, deceit or intentional fraud, (iii) gross negligence, willful misconduct or repeated insubordination with respect to the company or any of its affiliates, (iv) use of alcohol or illegal drugs in a manner that impairs the performance of his obligations under the employment agreement, (v) misconduct that violates any applicable state or federal law prohibiting workplace harassment or that violates any written policy of the company adopted to prevent workplace harassment or discrimination, (vi) conduct which the executive knows or reasonably should have known would cause the company to violate state or federal law, or (vii) repeated failure to substantially perform his employment duties or material breach of his material obligations under the employment agreement if such breach is not cured within 15 days of notice from the board.

For purposes of Dr. Rao’s and Mr. Weaver’s employment agreements, “good reason” generally means, subject to an opportunity for notice and cure, the company’s material breach of any material obligation under the employment agreement.

Mr. Brand’s service agreement contains a non-solicitation covenant pursuant to which he has agreed to refrain from soliciting our employees or independent third parties who have rendered services to the company, during his period of employment with the company and for a period of 6 months thereafter.

Dr. Rao’s employment agreement contains a non-solicitation covenant pursuant to which he has agreed to refrain from using confidential information to solicit our employees, consultants, clients, licensors, licensees or customers, during his period of employment with the company and for a period of 12 months thereafter.

Mr. Weaver’s employment agreement contains a non-competition covenant that applies during his employment with the company and until the expiration of the applicable severance period. Mr. Weaver’s employment agreement also contains a non-solicitation covenant pursuant to which he has agreed to refrain from soliciting our employees, consultants, clients, licensors, licensees or customers, during his period of employment with the company and for a period of 2 years thereafter.

Recent Changes in Executive Compensation

In connection with this offering, the management board approved certain changes to our named executive officers’ compensation arrangements. These include adjusting annual base salaries and target bonus opportunities and entering into amended and restated employment or service agreements. We also intend to grant option awards to these individuals. Each of these arrangements is described in more detail below.

Annual Base Salaries

Our management board approved increases to the annual base salaries of our named executive officers, effective upon the effective date of the registration statement of which this prospectus forms a part, as follows: Mr. Brand, $555,000; Dr. Rao, $555,000; and Mr. Weaver, $400,000.

Target Bonuses

Our management board approved changes to the target bonus amounts for our named executive officers that will become effective upon the effective date of the registration statement of which this prospectus forms a part. The target bonus amounts were set at 50% of base salary for Mr. Brand and Dr. Rao and 40% of base salary for Mr. Weaver.

Executive Employment Agreements

We, or ATAI Life Sciences US, Inc., entered into an amended and restated employment agreement with each of our named executive officers that will supersede each such executive’s prior employment agreement with us effective as of the effective date of the registration statement of which this prospectus forms a part.

Pursuant to his employment agreement, Mr. Weaver may become entitled to certain tax equalization payments and tax return preparation assistance in the event he receives payments or benefits from the company that become taxable outside of the U.S. solely due to his services as a member of the management board.

If we terminate Mr. Brand, Dr. Rao or Mr. Weaver without “cause” or he resigns for “good reason” (each as defined below), subject to his timely executing a release of claims and his continued compliance with certain covenants, he is entitled to receive (i) base salary continuation for a period of nine months (or 12 months for Mr. Brand); (ii) payment for any earned but unpaid annual bonus for the year prior to the year of termination; and (iii) for Dr. Rao and Mr. Weaver only, reimbursement for continued health coverage pursuant to COBRA for up to nine months following termination.

If we terminate Mr. Brand, Dr. Rao or Mr. Weaver without “cause” or he resigns for “good reason”, in either case, on or within 12 months following a change in control, then, in lieu of the severance payments and benefits described above, subject to his timely executing a release of claims and his continued compliance with certain covenants, he is entitled to receive (i) a lump sum payment equal to one times (or 1.5 times for Mr. Brand) the sum of his annual base salary and his target annual bonus for the year of termination; (ii) payment for any earned but unpaid annual bonus for the year prior to the year of termination; (iii) for Dr. Rao and Mr. Weaver only, reimbursement for continued health coverage pursuant to COBRA for up to 12 months following termination; and (iv) accelerated vesting of all unvested equity or equity-based awards held by the executive that vest solely based on the passage of time, with any such awards that vest based on the attainment of performance-vesting conditions being governed by the terms of the applicable award agreement. In addition, the time period that the executives have to exercise any unvested options will be extended until the first to occur of (i) 12 months (or 18 months for Mr. Brand) following termination and (ii) the expiration of the remaining term of the applicable option.

In the event Mr. Brand is prevented from working due to illness or other similar reasons for which he is not responsible, or upon his death, he (or his widow and dependents in the case of death) would be entitled to continued payment of his base salary for up to six months, less insurance or similar payments received due to such illness or death.

Upon Mr. Brand’s termination or resignation as a managing director for any reason, he shall be entitled to three months’ notice, or pay in lieu of notice; provided that such payments shall be offset against any severance to which he is otherwise entitled under his employment agreement.

For purposes of the employment agreements, “cause” generally means the executive’s (i) commission of, or indictment for, a felony or any misdemeanor involving moral turpitude, deceit or intentional fraud, (ii) gross negligence, willful misconduct or repeated insubordination with respect to the company or any of its affiliates, (iii) use of alcohol or illegal drugs in a manner that impairs the performance of his obligations under the employment agreement, (iv) misconduct that violates any applicable state or federal law prohibiting workplace harassment or that violates any written policy of the company adopted to prevent workplace harassment or discrimination, (v) conduct which the executive knows or reasonably should have known would cause the company to violate state or federal law, or (vi) repeated failure to substantially perform his employment duties or material breach of his material obligations under the employment agreement if such breach is not cured following notice from the board.

For purposes of the employment agreements, “good reason” generally means (i) subject to an opportunity for notice and cure, the company’s material breach of any material obligation under the employment agreement or (ii) for Mr. Brand only, his involuntary removal as a member of the management board.

Mr. Brand and Mr. Weaver have each agreed to refrain from competing with us while employed and following his termination of employment for any reason for a period of 12 months. Each of our named executive officers has agreed to refrain from soliciting our employees or consultants to terminate their relationship with us and from inducing our clients, licensors, licensees or customers to terminate, breach or materially change their relationship with the Company, in each case, while employed and following his termination of employment for any reason for a period 24 months (or 12 month for Mr. Rao).

IPO Grant to Mr. Weaver

In connection with this offering, we granted, effective as of the effective date of the registration statement of which this prospectus forms a part, an option to purchase 61,300 of our common shares under the 2021 Plan at an exercise price equal to the initial public offering price to Mr. Weaver. Each option will vest as to 25% of the underlying shares on the first anniversary of the grant date and as to the remaining 75% of the underlying shares in 36 substantially equal monthly installments thereafter, so that each such option will become fully vested and exercisable on the fourth anniversary of the grant date, subject to continued service to the Company through each applicable vesting date.

Director Compensation

Historically, we have not granted equity compensation to any of our non-employee board members for service on our board and no such grants were made during 2020. For 2020, each of our non-employee directors was entitled to receive cash compensation for their service on our board in the following amounts: chairman of the board, €30,000; deputy chairman of the board, €22,500; and member of the board (other than chairman or deputy chairman), €15,000. We also reimburse all expenses incurred by our non-employee directors in connection with their service on our board, as well as any value-added tax attributable to their compensation or expenses. As of December 31, 2020, none of our non-employee board members held any option awards or unvested stock awards in us.

The following table sets forth information concerning the compensation of our non-employee board members for their service on our board for the year ended December 31, 2020.

Name (1)	Fees Earned or Paid in Cash ($)	All Other Compensation ($)(2)	Total ($)
Jason Camm (3)	27,386	—	27,386
Gunter Greiner (3)	2,326	442	2,768
Julien Hôfer (4)	36,514	—	36,514
Sonia Weiss Pick (3)(4)	18,257	—	18,257

(1)	All amounts were paid or earned in Euros and converted to U.S. Dollars using the exchange rate in effect as of December 31, 2020 of 1.217137 U.S. Dollars for 1 Euro.
(2)	Amount shown represents reimbursement for value-added tax on the cash fees paid to Mr. Greiner for his service on the board during 2020.
(3)

Mr. Greiner ceased serving on the board in February 2020 and Mr. Camm and Ms. Weiss Pick commenced service on the board in February 2020. Amount shown for Mr. Greiner reflects compensation earned for his partial year of service on the board. Amount shown for Mr. Camm represents cash fees earned by Mr. Camm for his service on the board during 2020. Due to his association with Thiel Capital LLC, following year-end 2020, Mr. Camm elected to waive such fees for 2020 and all other future cash or equity-based compensation for service on the board.

(4)	Mr. Höfer and Ms. Weiss Pick have served on the board of ATAI Life Sciences AG and will not be supervisory directors of ATAI Life Sciences N.V. following the completion of this offering.

Supervisory Board Remuneration Policy

In connection with this offering, our shareholders approved a remuneration policy for our supervisory board pursuant to which our supervisory directors may be entitled to cash and equity compensation in such amounts necessary to attract and retain supervisory directors that have the talent and skills to foster long-term value creation and enhance the sustainable development of the company. The compensation payable under the policy is intended to be competitive in relation to both the market in which the company operates and the nature, complexity and size of the company’s business.

Following this offering, we expect our supervisory directors will receive the following amounts for their services on our supervisory board:

•	Upon the director’s initial election or appointment to our supervisory board that occurs after our initial public offering, an option to purchase 128,000 common shares;

•

If the director has served on our supervisory board for at least six months as of the date of an annual meeting of shareholders and will continue to serve as a director immediately following such meeting, an option to purchase 64,000 common shares on the date of the annual meeting;

•	An annual director fee of $40,000;

•	If the director serves as lead independent director or chair or on a committee of our supervisory board, an additional annual fee as follows:

○	Chair of the board or lead independent director, $30,000;

○	Chair of the audit committee, $15,000;

○	Audit committee member other than the chair, $7,500;

○	Chair of the compensation committee, $10,000;

○	Compensation committee member other than the chair, $5,000;

○	Chair of the nominating and corporate governance committee, $8,000; and

○	Nominating and corporate governance committee member other than the chair, $4,000.

Director fees are expected to be payable in arrears in four equal quarterly installments not later than the thirtieth day following the final day of each calendar quarter, provided that the amount of each payment is expected to be prorated for any portion of a quarter that a director is not serving on our supervisory board and no fee is expected to be payable in respect of any period prior to the effective date of the registration statement of which this prospectus is a part.

Options granted to our non-employee directors are expected to have an exercise price equal to the fair market value of a common share on the date of grant and are expected to expire not later than ten years after the date of grant. We expect that the options granted upon a director’s initial election or appointment will vest as to one-third of the shares on the first anniversary of the date of grant and in twenty-four (24) substantially equal monthly installments thereafter until the third anniversary of the date of grant. We expect that the options granted annually to directors will vest in a single installment on the earlier of the day before the next annual meeting or the first anniversary of the date of grant. In addition, all unvested options are expected to vest in full upon the occurrence of a change in control.

Incentive Compensation Plans

The following summarizes the material terms of the 2021 Plan, which will be the long-term incentive compensation plan in which our supervisory directors and named executive officers will be eligible to participate following the consummation of this offering, subject to the terms and conditions of such plan, and the 2020 Plan and HSOP, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers.

2021 Incentive Award Plan

In connection with this offering, we adopted and our shareholders approved the 2021 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan are summarized below.

Eligibility and Administration. Our employees, consultants and supervisory and management board directors, and employees and consultants of our subsidiaries will be eligible to receive awards under the 2021 Plan. The 2021 Plan will be administered by our supervisory board and management board, each of which may delegate its duties and responsibilities to committees of our supervisory directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. An aggregate number of common shares equal to 25% of the issued capital of the Company (as determined immediately following the offering), but no less than 16,000,000 common shares will initially be available for issuance under the 2021 Plan. The number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) five percent of the common shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as determined by our supervisory board. No more than 16,000,000 common shares may be issued upon the exercise of incentive stock options. Shares issued under the 2021 Plan may be authorized but unissued shares, or shares purchased in the open market.

If an award under the 2021 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2021 Plan. Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan.

Awards. The 2021 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, dividend equivalents, restricted stock units, or RSUs, and other stock or cash based awards. Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•

Stock Options and SARs. Stock options provide for the purchase of our common shares in the future. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date, unless otherwise determined by the plan administrator and except with respect to certain substitute awards granted in connection with a corporate transaction. Unless otherwise determined by the plan administrator, the term of a stock option or SAR may not be longer than ten years. Notwithstanding the foregoing, ISOs granted to certain significant stockholders will have an exercise price no less than 110% of the fair market value of the underlying share on the grant date and a term no longer than five years.

•

Restricted Stock and RSUs. Restricted stock is an award of nontransferable common shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver our common shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on our common shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.

•

Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested common shares and other awards valued wholly or partially by referring to, or otherwise based on, our common shares or other property. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria. The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2021 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Certain Transactions. In connection with certain corporate transactions and events affecting our common shares, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2021 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 Plan and replacing or terminating awards under the 2021 Plan. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to awards outstanding under the 2021 Plan as it deems appropriate to reflect the transaction. In the event of a change in control (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards may become fully vested and exercisable in connection with the transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2021 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, our common shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

Plan Amendment and Termination. Our supervisory board may amend or terminate the 2021 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 Plan, may materially and adversely affect an award outstanding under the 2021 Plan without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator may, without the approval of our shareholders, amend any outstanding stock option or SAR to reduce its price per share, other than in the context of corporate transactions or equity restructurings, as described above. The 2021 Plan will remain in effect until the tenth anniversary of the earlier of the date the supervisory board adopted the 2021 Plan or the date the shareholders approved the 2021 Plan unless earlier terminated by our supervisory board. No awards may be granted under the 2021 Plan after its termination.

Prior Plans

The company’s annual general meeting held on August 21, 2020 approved the introduction of employee participation programs for selected executives, employees and consultants of the company, including the 2020 Plan and the HSOP, as further described below.

2020 Employee, Director and Consultant Equity Incentive Plan

Our board and shareholders approved the 2020 Plan under which we may grant options, common shares and stock-based awards to employees, executives and consultants of the company and its affiliates. Supervisory board members are not eligible to participate in the 2020 Plan. We have reserved 22,658,192 common shares for issuance under the 2020 Plan, excluding any shares issued under the HSOP. As of the date of this prospectus, 30,091,952 awards of options are outstanding under the 2020 Plan.

Following the effectiveness of the 2021 Plan, we will not make any further grants under the 2020 Plan. However, the 2020 Plan will continue to govern the terms and conditions of outstanding awards granted under it. Common shares subject to awards granted under the 2020 Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2021 Plan are not issued under the 2020 Plan will be available for issuance under the 2021 Plan.

Following the effectiveness of this offering, we expect that the supervisory board will administer the 2020 Plan and will delegate its general administrative authority under the 2020 Plan to its compensation committee.

In the event of any subdivision or combination of shares, stock dividend, or distribution of shares, other securities or non-cash assets, outstanding awards and the number of shares reserved for issuance under the 2020 Plan will be proportionately adjusted to give effect to such events. In the event of certain corporate transactions, including a merger, consolidation, sale of all or substantially all of the company’s assets or the acquisition of all of the outstanding voting shares of the company, the 2020 Plan may be transferred to the successor company in such corporate transaction or outstanding awards may be replaced with economically similar instruments in the successor company. In such event, outstanding options may either be (i) substituted for the consideration otherwise payable with respect to outstanding common shares in connection with the corporate transaction or securities of any successor or acquiring entity; (ii) upon written notice to participants, exercised within a specified number of days, and terminated to the extent unexercised during such period; or (iii) terminated in exchange for payment equal to the consideration payable upon consummation of such corporate transaction to a holder of an equivalent number of common shares, less the aggregate exercise price therefor.

The 2020 Plan will terminate on August 19, 2025, unless earlier terminated by the company’s shareholders or the plan administrator. The company’s shareholders and the plan administrator may modify or amend the 2020 Plan; provided that no such modification or amendment may adversely affect the rights of any participant without the consent of the affected participant, unless such amendment is required by applicable law or necessary to preserve the economic value of outstanding awards granted under the 2020 Plan. Shareholder approval will be obtained for any amendment to the 2020 Plan to the extent necessary.

Hurdle Share Option Program

In August 2020, our shareholders approved the HSOP under which we may grant HSOP Shares to selected managers, employees and consultants. These HSOP Shares are primarily intended for beneficiaries who are based in Germany. The purpose of the HSOP is to permit these individuals to indirectly participate in the appreciation in value of the company through a German law private partnership, ATAI Life Sciences HSOP GbR, or the Partnership. The HSOP was established under the partnership agreement of the Partnership.

The HSOP Shares originally issued to the Partnership included a negative liquidation preference. This means that in the event of an exit transaction or liquidity event with respect to the company, the proceeds will initially be distributed to the holders of all ordinary shares. The indirect holders of HSOP Shares will only participate in such distributions once a Strike Price (as defined below) per share is exceeded. This is referred to as the “secondary rank preference.”

The “Strike Price” of the HSOP Shares is equal to €2.00 per share. The Strike Price is increased by a reallocation compensation amount to reflect the fair market value of one common share at the time of the allocation of the HSOP Shares.

In connection with the Corporate Reorganization, the HSOP Shares were converted into common shares. Consequently, the secondary rank preference will be abolished and, in exchange therefor, the holders of HSOP Shares will, by the terms of the HSOP, be obligated, upon the occurrence of an exit transaction or liquidity event with respect to the company, to pay to the Partnership an amount per HSOP Share (as converted) equal to the Strike Price (as increased by the applicable re-allocation compensation amount).

PRINCIPAL SHAREHOLDERS

As of the date of this prospectus, our share capital is €13,756,977.60, consisting of 137,569,776 common shares, with a nominal value of €0.10 per share. Following the completion of this offering, our issued share capital is expected to consist of 151,855,776 common shares, assuming no exercise of the underwriters’ option to purchase an additional 2,142,900 common shares. Each of our common shares entitles its holder to one vote in a general meeting. The following table presents information relating to the beneficial ownership of our common shares as of May 31, 2021 and after giving effect to our corporate reorganization by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

•	each managing director, key employee and supervisory director individually; and

•	all managing directors, key employees and supervisory directors as a group.

As the initial step of our corporate reorganization, all of the outstanding bearer shares in ATAI Life Sciences AG were contributed and transferred to ATAI Life Sciences B.V. in a capital increase in exchange for common shares of ATAI Life Sciences B.V. on a 1-to-10 basis in April 2021. On June 7, 2021, the existing shares of ATAI Life Sciences B.V. were split applying a ratio of 1.6 to one, and the nominal value of the shares was reduced to €0.10. Following the completion of this offering and the corporate reorganization, we will have only one class of shares issued and outstanding, and all such outstanding common shares will carry the same voting rights. See “Corporate Reorganization.”

The number of common shares beneficially owned by each entity, person, supervisory director or managing director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of May 31, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of outstanding common shares is computed on the basis of 137,569,776 common shares outstanding in ATAI Life Sciences B.V. as of May 31, 2021, after giving effect to the corporate reorganization. Common shares that a person has the right to acquire within 60 days of May 31, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our supervisory board and management board as a group. The percentages below do not give effect to any common shares that may be acquired by our shareholders, managing directors, key employees or supervisory directors pursuant to the directed share program or in this offering and assume no exercise of the underwriters’ option to purchase an additional 2,142,900 common shares from us. Unless otherwise indicated below, the address for each beneficial owner is ATAI Life Sciences B.V., Krausenstraße 9-10, 10117 Berlin, Germany.

Name of beneficial owner	Number of common shares beneficially owned before the offering	Percentage of common shares beneficially owned
		Before offering	After offering
5% or greater shareholders:
Apeiron Investment Group Ltd.(1)	28,992,304	21.1%	19.1%
Galaxy Group Investments LLC(2)	9,196,736	6.7	6.1
Managing directors:
Florian Brand(3)	6,106,400	4.3	3.9
Greg Weaver	—	—	—
Key employees:
Srinivas Rao	—	—	—
Rolando Gutiérrez-Esteinou	—	—	—
Supervisory directors:
Christian Angermayer(1)	28,992,304	21.1	19.1
Michael Auerbach(4)	5,559,808	4.0	3.7
Alexis de Rosnay	—	—	—
Jason Camm	—	—	—
Sabrina Martucci Johnson	—	—	—
Amir Kalali	—	—	—
Andrea Heslin Smiley	—	—	—
All managing directors, key employees and supervisory directors as a group (11 persons)	40,658,512	29.4%	26.6%

*	Indicates ownership of less than 1%.
(1)

Consists of 27,805,200 common shares held by Apeiron Investment Group Ltd. and 1,187,104 common shares held by Presight II, L.P., or Presight II. Apeiron Investment Group Ltd. has pledged 23,364,432 of our common shares beneficially owned by Apeiron Investment Group Ltd. to secure obligations under a loan agreement. Apeiron Investment Group Ltd. is the co-managing member of the general partner of Presight II and therefore may be deemed to share beneficial ownership of the common shares held by Presight. Apeiron Investment Group Ltd. is owned and controlled by Christian Angermayer. Mr. Angermayer may be deemed to have beneficial ownership over the shares held by Apeiron Investment Group Ltd. and the address for Mr. Angermayer is 66 & 67, Beatrice, Amery Street, Sliema, SLM1707, Malta.

(2)	Galaxy Group Investments LLC may be deemed to have beneficial ownership of these shares, and the address for Galaxy Group Investments LLC is 107 Grand Street, 7th Floor, New York, NY 10013.
(3)	Consists of options held by Mr. Brand that are exercisable within 60 days of May 31, 2021.
(4)

Consists of 5,559,808 common shares held by Subversive Atai LLC. Mr. Auerbach is a partner of Subversive Atai LLC and may be deemed to have beneficial ownership over the shares held by Subversive Atai LLC. The address for Mr. Auerbach is c/o Subversive Atai LLC, 217 Centre Street, Suite 122, New York, NY 10013.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2019 to which we have been a party in which the amount involved exceeded or will exceed the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at fiscal year end for our last two fiscal years, and in which any of our managing directors, supervisory directors or beneficial owners of more than 5% of our common shares or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Relationship with Christian Angermayer and Apeiron Investment Group Ltd.

Consulting Agreement with Christian Angermayer

On January 16, 2021, we entered into a consulting agreement, or the Consulting Agreement, with Mr. Angermayer, one of our co-founders and a supervisory director. Pursuant to the Consulting Agreement, Mr. Angermayer has agreed to render certain services to us, including advising on the structure and timing of this offering and on business and financing strategies generally. In exchange for the services provided by Mr. Angermayer, and upon the achievement of certain performance targets, he will be allocated up to 624,000 shares under our 2020 Plan, with each option having a strike price of €4.69 and convertible into one of our common shares. The Consulting Agreement expires on March 31, 2024. The options granted to Mr. Angermayer may not be exercised prior to a liquidity event, subject, in each case, to continued services through such date.

Apeiron is the family office of Christian Angermayer, one of our co-founders and a supervisory director. As of May 31, 2021, Apeiron held a 21.1% interest in ATAI Life Sciences AG.

Advisory Arrangements with SMC

Apeiron, through one of its affiliates, has an existing advisory arrangement with Small & Mid Cap Investmentbank AG, or SMC, which provides that Apeiron earns certain fees received by SMC for business referred to SMC by Apeiron. Apeiron referred us to SMC. During 2019, we entered into an advisory agreement with SMC, pursuant to which SMC received $0.2 million. During 2020, we entered into another advisory agreement with SMC, pursuant to which SMC received $5.5 million.

Through its advisory arrangement with SMC, Apeiron received an aggregate of $0.1 million in fees in the year ended December 31, 2019 from the services rendered by SMC to us as described above. Apeiron is expected to receive an aggregate of $4.5 million in fees from the services rendered by SMC to us in the year ended December 31, 2020 as described above.

Advisory Arrangements with Koch Bank

Apeiron, through one of its affiliates, has an existing advisory arrangement with Koch Wertpapier GmbH, or Koch Bank, which provides that Apeiron earns certain fees received by Koch Bank for business referred to Koch Bank by Apeiron. Apeiron referred us to Koch Bank. In 2019, we entered into an advisory agreement with Koch Bank, pursuant to which Koch Bank received $1.1 million.

Through its advisory arrangement with Koch Bank, Apeiron received an aggregate of $0.9 million in fees in the year ended December 31, 2019 from the services rendered by Koch Bank to us as described above.

Credit Facility

In September 2020, we entered into a credit facility agreement with Apeiron for €2.0 million on standard market terms and conditions. We did not draw from this credit facility, and the facility was terminated on December 23, 2020.

Series C Financing

In November 2020, we issued 17,066,672 Series C shares of ATAI Life Sciences AG at a purchase price of €4.69 per share, for an aggregate purchase price of €80,000,025. In January and August 2020, in connection with our Series C financing, we issued notes that converted into 8,773,056 Series C shares of ATAI Life Sciences AG for an aggregate purchase price of €26,966,000, pursuant to certain investment agreements and purchase agreements.

The following table summarizes purchases of our Series C shares and convertible notes by related parties:

Name	Series C Shares	Total Purchase Price
Apeiron Investment Group Limited(1)	2,133,328	€9,999,975
Galaxy Group Investments LLC(2)	853,344	€4,000,050

	Series C Shares Issued Upon Conversion of Notes	Total Purchase Price
Galaxy Group Investments LLC(2)	34,080	€100,000

(1)	As of May 31, 2021, Apeiron held a 21.1% interest in ATAI Life Sciences AG.
(2)	As of May 31, 2021, Galaxy Group Investments LLC held a 6.7% interest in ATAI Life Sciences AG.

In January 2021, pursuant to an additional closing under our Series C financing, we issued an additional 2,133,328 Series C shares of ATAI Life Sciences AG at a purchase price of €4.69 per share, for an aggregate purchase price of €9,999,975.

The following table summarizes purchases of our Series C shares by related parties pursuant to the additional closing:

Name	Series C Shares	Total Purchase Price
Apeiron Investment Group Limited(1)	2,133,328	€9,999,975

(1)	As of May 31, 2021, Apeiron held a 21.1% interest in ATAI Life Sciences AG.

2018 Convertible Notes

Between November 2018 and October 2020, we issued 1,000,000 convertible notes at a purchase price of €1.00 per share, with an exercise price of €17.00 per share, for an aggregate subscription price of €1,000,000 and additional aggregate proceeds upon exercise of €17,000,000. All 1,000,000 of these notes will remain outstanding following the completion of this offering and are convertible into 1,000,000 common shares of ATAI Life Sciences AG, which we expect to be exchangeable for shares of ATAI Life Sciences N.V. at the Exchange Ratio (as defined in “Corporate Reorganization”) following the completion of this offering, which would in such case result in up to 16,000,000 common shares of ATAI Life Sciences N.V., as further described in “Corporate Reorganization.” The following table summarizes purchases of these notes by related parties:

Name	Shares to be Issued Upon Conversion of Notes	Total Subscription Price
Apeiron Investment Group Limited(1)	8,320,000	€520,000

(1)	As of May 31, 2021, Apeiron held a 21.1% interest in ATAI Life Sciences AG.

Series D Financing

In March 2021, we issued 13,419,360 Series D shares of ATAI Life Sciences AG at a purchase price of €9.69 per share, for an aggregate purchase price of €130,000,050. The following table summarizes purchases of our Series D shares by related parties:

Name	Series D Shares	Total Purchase Price
Apeiron Investment Group Limited(1)	1,238,720	€12,000,100
Presight II, L.P.(2)	1,187,104	€11,500,070

(1)	As of May 31, 2021, Apeiron held a 21.1% interest in ATAI Life Sciences AG.
(2)	Apeiron Investment Group Limited is the co-managing member of the general partner of Presight II. See note 1.

Indemnification Agreements

Our articles of association, as they will be effective upon closing of the offering, will require us to indemnify our current and former managing directors and supervisory directors to the fullest extent permitted by law, subject to certain exceptions. We intend to enter into indemnification agreements with all our managing directors and supervisory directors, effective upon the closing of this offering.

Employment Agreements

Certain of our managing directors and supervisory directors have entered into service/employment agreements with us as discussed in more detail within the “Executive Compensation—Executive Compensation Arrangements” section.

Related Party Transaction Policy

Prior to the completion of this offering, our supervisory board intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

We were incorporated pursuant to the laws of the Netherlands as Adripa Holding B.V. on September 10, 2020 to become a holding company for ATAI Life Sciences AG prior to the closing of this offering. On January 11, 2021, our name was changed to ATAI Life Sciences B.V. Pursuant to the terms of a corporate reorganization, all of the outstanding shares in ATAI Life Sciences AG were contributed and transferred to ATAI Life Sciences B.V. in exchange for common shares of ATAI Life Sciences B.V. and, as a result, ATAI Life Sciences AG became a wholly owned subsidiary of ATAI Life Sciences B.V. in April 2021. On June 7, 2021, the existing issued shares of ATAI Life Sciences B.V. were split applying a ratio of 1.6 to one, and the nominal value was reduced to €0.10. Prior to the listing of our common shares on Nasdaq, we intend to convert to a public company (naamloze vennootschap) under Dutch law pursuant to a Dutch notarial deed of amendment and conversion, following which our legal name will be ATAI Life Sciences N.V. See “Corporate Reorganization.” Our affairs are governed by the provisions of our articles of association and internal rules, regulations and policies, as amended and restated from time to time, and by the provisions of applicable Dutch law.

As provided in our articles of association, subject to Dutch law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction consistent with the objects specified in our articles of association, and, for such purposes, full rights, powers and privileges. Our principal executive offices are located at Krausenstraße 9-10, 10117 Berlin, Germany.

As of the closing of this offering, we expect that our authorized share capital will amount to €75,000,000, consisting of 750,000,000 shares, each with a nominal value of €0.10. Our issued share capital is expected to consist of 151,855,776 common shares, assuming no exercise of the underwriters’ option to purchase an additional 2,142,900 common shares.

Initial settlement of our common shares in connection with this offering will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the common shares.

The following is a summary of relevant information concerning our share capital and our articles of association and applicable Dutch law. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Common Shares

The following summarizes the main rights of holders of our common shares:

•	each holder of common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the appointment of managing directors and supervisory directors;

•	there are no cumulative voting rights;

•	the holders of our common shares are entitled to dividends and other distributions as may be declared from time to time by us out of funds legally available for that purpose, if any;

•

upon our liquidation, dissolution or winding-up, the holders of common shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities;

•

the holders of common shares have preemptive rights in case of share issuances or the grant or rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and our articles of association; and

•	the Company may not make calls on shareholders in excess of the aggregate nominal value of the shares a shareholder has subscribed for.

Amendment of Articles of Association

The articles of association can only be amended by a general meeting of the shareholders proposed by the management board, with the approval of the supervisory board. A resolution of the general meeting of shareholders to amend the articles of association requires a simple majority of the votes cast.

Shareholders’ Register

Pursuant to Dutch law and our articles of association, we must keep our shareholders’ register accurate and current. The board keeps our shareholders’ register and records names and addresses of all holders of shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us as well as the amount paid on each share. The register also includes the names and addresses of those with a right of use and enjoyment (vruchtgebruik) on shares belonging to another or a pledge (pandrecht) in respect of such shares. The common shares offered in this offering will be held through DTC, therefore DTC or its nominee will be recorded in the shareholders’ register as the holder of those common shares. Our common shares shall be in registered form (op naam).

Corporate Objectives

Pursuant to our articles of association, our main corporate objectives are:

•	to build biotech companies globally by leveraging a decentralized, technology- and data-driven platform model to serve millions of people suffering with mental health disorders;

•	to acquire and efficiently develop innovative treatments that address significant unmet medical needs and lead to paradigm shifts in the mental health space;

•

to, either alone or jointly with others, acquire and dispose of affiliations or other interests in legal entities, companies and enterprises, and to collaborate with and to manage such legal entities, companies or enterprises;

•	to acquire, manage, turn to account, encumber and dispose of any property—including intellectual property rights—and to invest capital;

•	to supply or procure the supply of money loans, particularly—but not exclusively—to our subsidiaries, group companies and/or affiliates, as well as to draw or to procure the drawing of money loans;

•

to enter into agreements whereby we commit ourselves as guarantor or severally liable co-debtor, or grant security or declare ourselves jointly or severally liable with or for others, particularly—but not exclusively—to the benefit of companies as referred to above;

•	for purposes not related to the conduct of its business to make periodic payments for or towards pension funds or other objectives; and

•	to do all such things as are incidental or may be conducive to the above objects or any of them.

Limitations on the Rights to Own Securities

Our common shares may be issued to individuals, corporations, trusts, estates of deceased individuals, partnerships and unincorporated associations of persons. Our articles of association contain no limitation on the rights to own our shares and no limitation on the rights of nonresidents of the Netherlands or foreign shareholders to hold or exercise voting rights.

Limitation on Liability and Indemnification Matters

Under Dutch law, managing directors, supervisory directors and certain other officers may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the company and to third parties for infringement of the articles of association or of certain provisions of Dutch law. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Subject to certain exceptions, our articles of association provide for indemnification of our current and former managing directors and supervisory directors (and other current and former officers and employees as designated by our management board). No indemnification shall be given under our articles of association to an indemnified person:

(a)

if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);

(b)

to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

(c)

in relation to proceedings brought by such indemnified person against the company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to our articles of association, pursuant to an agreement between such indemnified person and the company which has been approved by the management board or pursuant to insurance taken out by the company for the benefit of such indemnified person; and

(d)	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the company’s prior consent.

Under our articles of association, our management board may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.

Shareholders’ Meetings

General meetings of shareholders may be held in Amsterdam, or in Rotterdam, the Hague, at Schiphol Airport in the municipality of Haarlemmermeer, all in the Netherlands. The annual general meeting of shareholders must be held within six months of the end of each financial year. Additional extraordinary general meetings of shareholders may also be held, whenever considered appropriate by the management board or the supervisory board and shall be held within three months after our management board has considered it to be likely that our equity has decreased to an amount equal to or lower than half of its paid up and called up share capital, in order to discuss the measures to be taken if so required.

Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If we have not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the requesting party/parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting of shareholders. The court shall disallow the application if it does not appear that the applicants have previously requested our management board and our supervisory board to convene a general meeting and neither our management board nor our supervisory board has taken the necessary steps so that the general meeting could be held within six weeks after the request.

General meetings of shareholders must convened by a notice published in a Dutch daily newspaper with national distribution, which shall include an agenda, the time and place of the meeting, the record date (if any), the procedure for participating in the general meeting by proxy, as well as other information as required by Dutch law. The notice must be given at least 15 calendar days prior to the day of the meeting. The agenda for the annual general meeting of shareholders shall include, among other things, the adoption of the annual accounts, appropriation of our profits and proposals relating to the composition of the management board and supervisory board, including the filling of any vacancies. In addition, the agenda shall include such items as have been included therein by the management board or the supervisory board. The agenda shall also include such items requested by one or more shareholders, or others with meeting rights under Dutch law, representing at least 3% of the issued share capital. Requests must be made in writing or by electronic means and received by us at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.

In accordance with the DCGC and our articles of association, shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting the management board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy (for example, the removal of managing directors or supervisory directors), the management board must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the management board must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and shall explore the alternatives. At the end of the response time, the management board shall report on this consultation and the exploration of alternatives to the general meeting of shareholders. This shall be supervised by our supervisory board. The response period may be invoked only once for any given general meeting of shareholders and shall not apply: (a) in respect of a matter for which a response period has been previously invoked or (b) if a shareholder holds at least 75% of the company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting of shareholders be convened, as described above.

Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

•

our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

•	our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

The general meeting is presided over by the chairperson of the supervisory board or by the CEO or by the person designated thereto by the supervisory board, whether or not from its midst. If the chairperson and the CEO are absent and the supervisory board has not designated another person as aforesaid, the general meeting itself shall appoint its chairperson. Managing directors and supervisory directors may always attend a general meeting of shareholders. In these meetings, they have an advisory vote. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.

All shareholders and others with meeting rights under Dutch law are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such right, to vote pro rata to his or her shareholding. Shareholders may exercise these rights, if they are the holders of shares on the record date, if any, as required by Dutch law, which is currently the 28th day before the day of the general meeting of shareholders. Under our articles of association, shareholders and others with meeting rights under Dutch law must notify us in writing or by electronic means of their identity and intention to attend the general meeting of shareholders. This notice must be received by us ultimately on the seventh day prior to the general meeting, unless indicated otherwise when such meeting is convened.

Each common share confers the right on the holder to cast one vote at the general meeting of shareholders. Shareholders may vote by proxy. No votes may be cast at a general meeting of shareholders on shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depositary receipts. Nonetheless, the holders of a right of use and enjoyment (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of use and enjoyment (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of use and enjoyment (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting of shareholders.

Decisions of the general meeting of shareholders are taken by an absolute majority of votes cast, except where Dutch law or our articles of association provide for a qualified majority or unanimity.

Managing Directors and Supervisory Directors

Appointment of Managing Directors and Supervisory Directors

Under our articles of association, the managing directors and supervisory directors are appointed by the general meeting of shareholders upon binding nomination by our supervisory board. Our articles of association provide that only managing directors that are resident in Germany may be appointed as CEO and that at least half of the managing directors should be German resident. However, the general meeting of shareholders may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting of shareholders overrules the binding nomination, the supervisory board shall make a new nomination. If the nomination is comprised of one candidate for a vacancy, a resolution concerning the nomination shall result in the appointment of the candidate, unless the nomination is overruled.

Our supervisory board will adopt a diversity policy for the composition of our management board and our supervisory board, as well as a profile for the composition of the supervisory board. The supervisory board shall make any nomination for the appointment of a managing director or supervisory director with due regard to the rules and principles set forth in such diversity policy and profile, as applicable.

At a general meeting of shareholders, a resolution to appoint a managing director or supervisory director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that general meeting of shareholders or in the explanatory notes thereto.

Under Dutch law, when nominating a person for appointment or reappointment as a supervisory director, the nomination must be supported by reasons (if it concerns a reappointment, past performance must be taken into consideration) and the following information about such person must be provided: (i) age and profession; (ii) the aggregate nominal value of the shares held in the company’s capital; (iii) present and past positions, to the extent relevant for the performance of the tasks of a supervisory director and (iv) the name of each entity where such person already holds a position as supervisory director or non-executive director (in case of multiple entities within the same group, the name of the group shall suffice).

Duties and Liabilities of Managing Directors and Supervisory Directors

Under Dutch law, the management board is charged with the management of the company, subject to the restrictions contained in our articles of association, and the supervisory board is charged with the supervision of the policy of the management board and the general course of affairs of the company and of the business connected with it. Each managing director and supervisory director has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the management board regarding a material change in our identity or character requires approval of the general meeting of shareholders.

Our board is entitled to represent our company. The power to represent our company also vests in the CEO individually, as well as in any other two managing directors acting jointly.

Dividends and Other Distributions

Dividends

We may only make distributions to our shareholders if our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus any reserves required by Dutch law or by our articles of association. Under our articles of association, the management board may decide that all or part of the profits shown in our adopted annual accounts are carried to reserves. After reservation by the management board of any profit, the remaining profit will be at the disposal of the general meeting of shareholders at the proposal of our board for distribution, subject to restrictions of Dutch law and approval by our supervisory board.

We only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. The management board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting of shareholders, but only with the approval of the supervisory board.

Dividends and other distributions shall be made payable not later than the date determined by the management board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

We have not adopted a dividend policy with respect to future dividends. Subject the restrictions described above, any dividend policy (if we were to adopt one) will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our management board and supervisory board.

We do not anticipate paying any cash dividends for the foreseeable future.

Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to EU regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, anti-money laundering regulations and similar rules.

Squeeze-Out Procedures

Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who holds at least 95% of our issued share capital for his own account, alone or together with group companies, may initiate proceedings against the other shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber, (Ondernemingskamer), and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to the other shareholders and will determine the price to be paid for the shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

Dissolution and Liquidation

Under our articles of association, we may be dissolved by a resolution of the general meeting of shareholders, subject to a proposal of the management board approved by our supervisory board. In the event of a dissolution, the liquidation shall be effected by the management board, under supervision of our supervisory board, unless the general meeting decides otherwise. During liquidation, the provisions of our articles of association will remain in force as far as possible. To the extent that any assets remain after payment of all debts, those assets shall be distributed to the holders of common shares.

Dutch Corporate Governance Code

As a listed Dutch public company (naamloze vennootschap), we will be subject to the DCGC. The DCGC contains both principles and best practice provisions that regulate relations between the management board, the supervisory board and the general meeting of shareholders and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their statutory annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with these provisions (for example, because of a conflicting Nasdaq requirement), the company is required to give the reasons for such non-compliance. See “Risk Factors—We do not comply with all best practice provisions of the Dutch Corporate Governance Code.”

We will not comply with all principles and best practice provisions of the DCGC, including in order to follow market practice or governance practices in the United States.

Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or the AFM, supervises the application of financial reporting standards by Dutch companies whose securities are listed on a Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) order us to (a) make available further explanations as recommended by the AFM, (b) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (c) prepare our financial reports in accordance with the Enterprise Chamber’s orders.

Foreign Investment Legislation

Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to EU regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, anti-money laundering regulations and similar rules.

Listing

We have applied to list our common shares on Nasdaq under the symbol “ATAI.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for the common shares will be Computershare Trust Company, N.A.

COMPARISON OF DUTCH CORPORATE LAW AND U.S. CORPORATE LAW

The following comparison between Dutch corporate law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the DCGC and Delaware corporation law, including the Delaware General Corporation Law, or DGCL.

Corporate Governance

Duties of Managing and Supervisory Directors

The Netherlands. In the Netherlands, a listed company typically has a two-tier board structure with a management board (bestuur) comprised of the managing directors (executive directors) and a supervisory board (raad van commissarissen) comprised of the supervisory directors (non-executive directors). We have a two-tier board structure consisting of our management board and a separate supervisory board.

Under Dutch law, the management board is charged with the management of the company, subject to the restrictions contained in our articles of association, and the supervisory board is charged with the supervision of the policy of the management board and the general course of affairs of the company and of the business connected with it. The managing directors may divide their tasks among themselves in or pursuant to the internal rules applicable to the management board. Each managing director and supervisory director has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the management board regarding a material change in our identity or character requires approval of the general meeting.

The approval of our supervisory board is required for resolutions of the management board, including concerning the following matters: the making of certain proposals to the general meeting (including the issue of shares or the granting of rights to subscribe for shares; the limitation or exclusion of pre-emption rights; the designation or granting of certain authorizations as referred to in our articles of association, the reduction of our issued share capital; the making of a distribution from the Company’s profits or reserves; the determination that all or part of a distribution, instead of being made in cash, shall be made in the form of shares or in the form of assets; the amendment of our articles of association; the entering into of a merger or demerger; the instruction of the management board to apply for the Company’s bankruptcy and our dissolution); the issue of shares or the granting of rights to subscribe for shares; the limitation or exclusion of pre-emption rights; the acquisition of shares by us in our own capital; the drawing up or amendment of our management board rules; the performance of legal acts relating to non-cash contributions on shares; material changes to the identity or the character of the company or its business; the charging of amounts to be paid up on shares against the company’s reserves; the making of an interim distribution the amendment of the articles of association, the entering into of a merger or demerger, the instruction to apply for the Company’s bankruptcy, the Company’s dissolution; and such other resolutions as the supervisory board shall have specified in a resolution to that effect and notified to the management board. The absence of the approval of the supervisory board shall result in the relevant resolution being null and void but shall not affect the powers of representation of the management board or of the managing directors.

Our management board is entitled to represent us. The power to represent us also vests in the chief executive officer individually, as well as in any other two managing directors acting jointly.

Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director Terms

The Netherlands. The DCGC provides the following best practice recommendations on the terms for tenure of managing directors and supervisory directors:

•	Managing directors should be appointed for a maximum period of four years, without limiting the number of consecutive terms managing directors may serve.

•

Supervisory directors should be appointed for two consecutive periods of no more than four years. Thereafter, supervisory directors may be reappointed for a maximum of two consecutive periods of no more than two years, provided that the reasons for any reappointment after an eight-year term of office should be disclosed in the company’s annual report.

The general meeting shall at all times be entitled to suspend or dismiss a managing director or supervisory director. Under our articles of association, the general meeting may only adopt a resolution to suspend or dismiss such director by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of the issued share capital, unless the resolution is passed at the proposal of the supervisory board, in which case a simple majority of the votes cast is sufficient. In addition, the supervisory board may at any time suspend a managing director. A suspension by the supervisory board can at any time be lifted by the general meeting. If a managing director is suspended and the general meeting does not resolve to dismiss him or her within three months from the date of such suspension, the suspension shall lapse.

Delaware. The DGCL generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Director Vacancies

The Netherlands. Our supervisory board can temporarily fill vacancies in its midst caused by temporary absence or incapacity of supervisory directors without requiring a shareholder vote. If all of our supervisory directors are absent or incapacitated, our management shall be attributed to the person who most recently ceased to hold office as the chairperson of our supervisory board, provided that if such former chairperson is unwilling or unable to accept that position, the our management shall be attributed to the person who most recently ceased to hold office as our Chief Executive Officer. If such former Chief Executive Officer is also unwilling or unable to accept that position, our management shall be attributed to one or more persons whom the general meeting. The person(s) charged with our management in this manner may designate one or more persons to be charged with our management instead of, or together with, such person(s).

Under Dutch law, managing directors and supervisory directors of a company like ours are appointed and reappointed by the general meeting. Under our articles of association, managing directors and supervisory directors are appointed by the general meeting upon the binding nomination by our supervisory board. However, the general meeting may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of the issued share capital. If the general meeting overrules the binding nomination, the supervisory board shall make a new nomination.

Prior to the closing of this offering, our supervisory board shall adopt a diversity policy for the composition of our management board and our supervisory board, as well as a profile for the composition of the supervisory board. The supervisory board shall make any nomination for the appointment of a managing director or supervisory director with due regard to the rules and principles set forth in such diversity policy and profile, as applicable.

Under Dutch law, when nominating a person for appointment or reappointment as a supervisory director, the nomination must be supported by reasons (if it concerns a reappointment, past performance must be taken into consideration) and the following information about such person must be provided: (i) age and profession; (ii) the aggregate nominal value of the shares held in the company’s capital; (iii) present and past positions, to the extent relevant for the performance of the tasks of a supervisory director; and (iv) the name of each entity where such person already holds a position as supervisory director or non-executive director (in case of multiple entities within the same group, the name of the group shall suffice).

Delaware. The DGCL provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-Interest Transactions

The Netherlands. Under Dutch law and our articles of association, our managing directors and supervisory directors shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she has a direct or indirect personal conflict of interest with us. Such a conflict of interest would generally arise if the managing director or supervisory director concerned is unable to serve our interests and business connected with it with the required level of integrity and objectivity due to the existence of the conflicting personal interest. Our articles of association provide that a managing director shall not participate in the deliberations and decision-making of the management board on a matter in relation to which he has a direct or indirect personal interest that conflicts with our interests and of the business connected with it. If, as a result thereof, no resolution can be passed by the management board, the resolution shall be passed by the supervisory board. Our articles of association further provide that a supervisory director shall not participate in the deliberations and decision-making of the supervisory board on a matter in relation to which he has a direct or indirect personal interest that conflicts with our interests and of business connected with it. If, as a result thereof, no resolution can be passed by the supervisory board, the resolution may nevertheless be passed by the supervisory board as if none of the supervisory directors has such conflict of interests.

The DCGC provides the following best practice recommendations in relation to conflicts of interests in respect of managing directors or supervisory directors:

•

A managing director should report any potential conflict of interest in a transaction that is of material significance to the company and/or to such person to the chairperson of the supervisory board and to the other members of the management board without delay. The managing director should provide all relevant information in that regard, including the information relevant to the situation concerning his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree.

•

A supervisory director should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the company and/or to such person to the chairman of the supervisory board without delay and should provide all relevant information in that regard, including the relevant information pertaining to his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. If the chairman of the supervisory board has a conflict of interest or potential conflict of interest, he or she should report this to the vice-chairman of the supervisory board without delay.

•	The supervisory board should decide, outside the presence of the managing director or supervisory director concerned, whether there is a conflict of interest.

•	All transactions in which there are conflicts of interest with managing directors or supervisory directors should be agreed on terms that are customary in the market.

•

Decisions to enter into transactions in which there are conflicts of interest with managing directors or supervisory directors that are of material significance to the company and/or to the relevant managing directors or supervisory directors should require the approval of the supervisory board. Such transactions should be published in the annual report, together with a description of the conflict of interest and a declaration that the relevant best practice provisions of the DCGC have been complied with.

Delaware. The DGCL generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy Voting by Directors

The Netherlands. An absent managing director may issue a proxy for a specific management board meeting but only to another managing director in writing or by electronic means. An absent supervisory director may issue a proxy for a specific supervisory board meeting but only to another supervisory director in writing or by electronic means.

Delaware. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Shareholder Rights

Voting Rights

The Netherlands. In accordance with Dutch law and our articles of association, each issued common share confers the right to cast one vote at the general meeting. Each holder of shares may cast as many votes as it holds shares. No votes may be cast on shares that are held by us or our direct or indirect subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of use and enjoyment (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of use and enjoyment (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of use and enjoyment (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting of shareholders.

In accordance with our articles of association, for each general meeting, the management board may determine that a record date will be applied in order to establish which shareholders are entitled to attend and vote at the general meeting. Such record date shall be the 28th day prior to the day of the general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting which must be published in a Dutch daily newspaper with national distribution at least 15 calendar days prior to the meeting (and such notice may therefore be published after the record date for such meeting). Under our articles of association, shareholders and others with meeting rights under Dutch law must notify us in writing or by electronic means of their identity and intention to attend the general meeting. This notice must be received by us ultimately on the seventh day prior to the general meeting, unless indicated otherwise when such meeting is convened.

Delaware. Under the DGCL, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder Proposals

The Netherlands. Pursuant to our articles of association, extraordinary general meetings will be held whenever required under Dutch law or whenever our management board or supervisory board deems such to be appropriate or necessary. Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law representing at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If we have not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the requesting party or parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting. The court shall disallow the application of it does not appear that the requesting party or parties has/have previously requested our board to convene a general meeting of shareholders and or board has not taken the necessary steps so that the general meeting of shareholders could be held within six weeks after the request.

Also, the agenda for a general meeting shall include such items requested by one or more shareholders, and others with meeting rights under Dutch law, representing at least 3% of the issued share capital, except where the articles of association state a lower percentage. Our articles of association do not state such lower percentage. Requests must be made in writing or by electronic means and received by us at least 60 days before the day of the meeting.

In accordance with the DCGC and our articles of association, a shareholder shall exercise the right of putting an item on the agenda only after consulting the management board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy (for example, the removal of managing directors or supervisory directors), the management board must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the management board must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and shall explore the alternatives. At the end of the response time, the management board shall report on this consultation and the exploration of alternatives to the general meeting. This shall be supervised by our supervisory board. The response period may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of the company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.

Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by Written Consent

The Netherlands. Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) the articles of association allow such action by written consent, (ii) the company has not issued bearer shares or, with its cooperation, depository receipts for shares in its capital, and (iii) the resolution is adopted unanimously by all shareholders that are entitled to vote. Although our articles of association allow for shareholders’ resolutions to be adopted in writing, the requirement of unanimity renders the adoption of shareholder resolutions without holding a meeting not feasible for us as a publicly traded company.

Delaware. Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal Rights

The Netherlands. Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. However, Dutch law does provide for squeeze-out procedures as described under “Dividends and Other Distributions — Squeeze-Out Procedures.” Also, Dutch law provides for cash exit rights in certain situations for dissenting shareholders of a company organized under Dutch law entering into certain types of mergers. In those situations, a dissenting shareholder may file a claim with the Dutch company for compensation. Such compensation shall then be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the merger.

Delaware. The DGCL provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Shareholder Suits

The Netherlands. In the event a third-party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third-party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third-party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt-out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

Delaware. Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of Shares

The Netherlands. Under Dutch law, when issuing shares, a public company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire shares in its own capital. A listed public company such as ours may acquire fully paid shares in its own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and its articles of association, such company may repurchase fully paid shares in its own capital if (i) the company’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-in and called-up share capital plus any reserves required by Dutch law or its articles of association and (ii) the aggregate nominal value of shares of the company which the company acquires, holds or on which the company holds a pledge (pandrecht) or which are held by a subsidiary of the company, would not exceed 50% of its then-current issued share capital. Such company may only acquire its own shares if its general meeting has granted the management board the authority to effect such acquisitions.

An acquisition of common shares for a consideration must be authorized by our general meeting. Such authorization may be granted for a maximum period of 18 months and must specify the number of common shares that may be acquired, the manner in which common shares may be acquired and the price limits within which common shares may be acquired. The actual acquisition may only be effected pursuant to a resolution of our management board, with the approval of our supervisory board. Prior to the closing of this offering, our management board, subject to approval by our supervisory board, will be authorized, for a period of 18 months to cause the repurchase of common shares by us of up to 20% of our issued share capital, for a price per share not exceeding 110% of the average market price of our common shares on Nasdaq (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by us). These shares may be used to deliver shares underlying awards granted pursuant to our equity-based compensation plans.

No authorization of the general meeting is required if fully paid common shares are acquired by us with the intention of transferring such common shares to our employees under an applicable employee share purchase plan.

Delaware. Under the DGCL, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-Takeover Provisions

The Netherlands. Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our articles of association may make it more difficult for a third-party to acquire control of us or effect a change in our management board and supervisory board. These provisions include:

•

a provision that our managing directors and supervisory directors are appointed on the basis of a binding nomination prepared by our supervisory board which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital;

•

a provision that our managing directors and supervisory directors may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than 50% of our issued share capital (unless the dismissal is proposed by the supervisory board in which case a simple majority of the votes would be sufficient);

•

a provision allowing, among other matters, the former chairman of our supervisory board or our former CEO, as applicable, to manage our affairs if all of our managing directors and supervisory directors are removed from office and to appoint others to be charged with the management and supervision of our affairs, until new managing directors and supervisory directors are appointed by the general meeting on the basis of a binding nomination discussed above; and

•	a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board.

In addition, Dutch law allows for staggered multi-year terms of our managing directors and supervisory directors, as a result of which only part of our managing directors and supervisory directors may be subject to appointment or re-appointment in any one year.

Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the DGCL also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the DGCL Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•

after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

•

after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

Inspection of Books and Records

The Netherlands. The management board and the supervisory board provide the general meeting, within a reasonable amount of time, all information that the shareholders require for the exercise of their powers, unless this would be contrary to an overriding interest of our company. If the management board or supervisory board invokes such an overriding interest, it must give reasons.

Delaware. Under the DGCL, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Dismissal of Directors

The Netherlands. Under our articles of association, the general meeting shall at all times be entitled to dismiss a managing director or supervisory director. The general meeting may only adopt a resolution to suspend or dismiss a managing director or supervisory director by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board, in which latter case a simple majority is sufficient. The DCGC recommends that the general meeting can pass a resolution to dismiss a director by simple majority, representing no more than one-third of the issued share capital.

Delaware. Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

Issuance of Shares

The Netherlands. Under Dutch law, a company’s general meeting is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. The general meeting can delegate such authority to another corporate body of the company, such as the management board, for a period not exceeding five years; this authorization may only be extended from time to time for a maximum period of five years. Prior to the closing of this offering, our management board, with the approval of our supervisory board, will be authorized, for a period of five years, to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time. We may not subscribe for our own shares on issue.

Delaware. All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Preemptive Rights

The Netherlands. Under Dutch law, in the event of an issuance of common shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the common shares held by such holder (with the exception of common shares to be issued to employees or common shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Under our articles of association, the preemptive rights in respect of newly issued common shares may be restricted or excluded by a resolution of the general meeting. Another corporate body, such as the management board, may restrict or exclude the preemptive rights in respect of newly issued common shares if it has been designated as the authorized body to do so by the general meeting. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting to restrict or exclude the preemptive rights or to designate another corporate body as the authorized body to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of our issued share capital is represented at the meeting. Prior to the closing of this offering, our management board, with the approval of our supervisory board, will be authorized, for a period not exceeding five years to limit or exclude preemptive rights in relation to an issuance of shares or a grant of rights to subscribe for shares that the management board is authorized to resolve upon (see “Issuance of Shares”).

Delaware. Under the DGCL, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands. Dutch law provides that dividends (if it concerns a distribution of profits) may be distributed after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed, whether as a distribution of profits or of freely distributable reserves, only to the extent the shareholders’ equity exceeds the amount of the paid-in and called-up issued share capital and the reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-in and called-up issued share capital plus any reserves as described above as apparent from our interim financial statements prepared under Dutch law.

Under our articles of association, our management board, with the approval of our supervisory board, may decide that all or part of the profits are carried to reserves. After reservation of any profit, the remaining profit will be at the disposal of the general meeting for distribution, subject to restrictions of Dutch law and approval by our supervisory board. Our management board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting, but only with the approval of the supervisory board. Dividends and other distributions shall be made payable not later than the date determined by the management board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware. Under the DGCL, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common stock, property or cash.

Shareholder Vote on Certain Reorganizations

The Netherlands. Under Dutch law, the general meeting must approve resolutions of the management board relating to a significant change in the identity or the character of the company or the business of the company, which includes:

•	a transfer of the business or virtually the entire business to a third party;

•

the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

•

the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one-third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

Delaware. Under the DGCL, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The DGCL permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the DGCL, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Remuneration of Managing Directors and Supervisory Directors

The Netherlands. Dutch law does not provide for limitations with respect to the aggregate annual compensation paid to our directors, provided that such compensation is consistent with our compensation policy. Such compensation policy will be adopted by our general meeting of shareholders prior to the closing of this offering. Changes to such compensation policy will require a vote of our general meeting by simple majority of the votes cast. The supervisory board determines the remuneration of individual managing directors with due observance of the compensation policy at the recommendation of our compensation committee. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which managing directors may participate is subject to approval by our general meeting. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the managing directors and the criteria for granting or amendment. The compensation for our supervisory directors is set by the general meeting.

Delaware. Under the DGCL, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law.

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common shares. Future sales of substantial amounts of our common shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of common shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 153,998,676 common shares outstanding assuming the exercise in full of the underwriters’ option to purchase additional common shares. All of the common shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any common shares sold to our “affiliates.” In addition, all of our common shares outstanding before this offering will be freely transferable and may be resold without restriction or further registration under the Securities Act except for any common shares held by our “affiliates.” Under Rule 144 of the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. Affiliates may sell only the volume of shares described below, and their sales are subject to additional restrictions described below. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Rule 144

In general, a person who has beneficially owned our common shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our common shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of our common shares then outstanding, which will equal approximately 1,518,558 common shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•

the average weekly trading volume of our common shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, managing directors, supervisory directors, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

Our managing directors, supervisory directors and the holders of substantially all of our common shares have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Cowen and Company, LLC and Berenberg Capital Markets LLC for a period of 180 days after the date of this prospectus. See “Underwriting.”

Share Options

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of any common shares issued or reserved for issuance under our share plans. We expect to file the registration statement covering these common shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the common shares, to the provisions of the lock-up agreements described above.

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of certain Dutch, German and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares. The summary is based upon the tax laws of the Netherlands and regulations thereunder, the tax laws of Germany and regulations thereunder and the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change. You should consult your tax advisor regarding the applicable tax consequences to you of investing in our common shares.

Material Dutch Tax Considerations

To the extent this section consists of a statement as to matters of Dutch tax law, this section is the opinion of our Dutch counsel, Dentons Europe LLP, Amsterdam branch, and summarizes the main material Dutch tax considerations of the acquiring, holding and disposal of our common shares, but it does not purport to be a comprehensive description of all possible Dutch tax considerations that may be relevant to all categories of investors as some investors may be subject to special treatment under applicable law (such as trusts or other similar arrangements). In view of its general nature, it should be treated with corresponding caution. Each (prospective) holder should consult with a professional tax adviser with regard to the tax consequences of an investment in common shares in their particular circumstances.

Where this summary refers to a holder of common shares, such reference is restricted to an individual or entity holding legal title to as well as an economic interest in such common shares. It is noted that for purposes of Dutch income, corporate, gift and inheritance tax, assets legally owned by a third party such as a trustee, foundation or similar entity, may be treated as assets owned by the (deemed) settlor, grantor or similar originator or the beneficiaries in proportion to their interest in such arrangement.

Except as otherwise indicated, this summary only addresses Dutch national tax legislation, published regulations, treaties concluded by the Netherlands, whereby “Dutch” or “the Netherlands” refer only to the part of the Kingdom of the Netherlands located in Europe, in each case as in force as of the date hereof and as interpreted in published case law until this date, without prejudice to any developments or amendments introduced (or to become effective) at a later date and/or implemented with or without retroactive effect.

Please note that this summary does not address Dutch tax considerations for:

(i)

a holder of common shares if such holder, and in the case of an individual, his/her partner or certain of his/her relatives by blood or marriage in the direct line (including foster children), has a substantial interest or deemed substantial interest in the Company under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of an individual, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding share capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit-sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)

a holder of common shares who is an individual for whom the common shares or any benefit derived from the common shares are a remuneration or deemed to be a remuneration for employment activities performed by such holder or certain individuals related to (a statutorily defined term) such holder;

(iii)

a holder of common shares, if the common shares held by the holder qualify or qualified as a participation for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, shares held in a company qualify as a participation if (i) a holder has a shareholding of more than 5% in a company’s nominal paid-up share capital; or (ii) a holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation; or (iii) if the company in which the shares are held is a related entity (statutorily defined term); and

(iv)

pension funds, investment institutions (fiscale beleggingsinstellingen) and exempt investment institutions (vrijgestelde beleggingsinstellingen) (as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from income tax as well as entities that are exempt from income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards.

Dutch dividend withholding tax

On the basis of the Dutch Dividend Withholding Tax Act 1965, we are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends paid by us to holders of our common shares as we are incorporated under Dutch law. Dutch dividend withholding tax will be withheld from the gross dividend paid and is for the account of the holder of common shares.

The expression “dividends” includes, among other things:

(i)	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(ii)

liquidation proceeds, proceeds of redemption of shares, or proceeds of the repurchase of shares by the Company or one of the Company’s subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;

(iii)

an amount equal to the par value of common shares issued or an increase of the par value of shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

(iv)

partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that the Company has net profits (zuivere winst), unless the holders of common shares have resolved in advance at a general meeting to make such repayment and the par value of the common shares concerned has been reduced by an equal amount by way of an amendment of the Company’s Articles of Association.

Given that we are also considered a tax resident of Germany on the basis of our place of effective management, the Convention restricts the Netherlands to actually levy Dutch dividend withholding tax on dividends distributed by us to the holders of our shares. The restriction for the Netherlands to levy Dutch dividend withholding tax does not apply to dividends distributed by us to individuals and corporate legal entities who are (deemed to be) a resident in the Netherlands for Dutch income tax purposes (or Dutch Resident Entities or Dutch Resident Individuals, as the case may be) or if the common shares are attributable to a permanent establishment situated in the Netherlands of a holder that is not (deemed) resident of the Netherlands, or Dutch Non-Residents.

Dutch Resident Individuals and Dutch Resident Entities can generally credit the Dutch dividend withholding tax against their personal income tax or corporate income tax liability insofar the recipient can be considered the beneficial owner of such payments as described below. The same generally applies to holders of common shares that are Dutch Non-Residents that have a permanent establishment in the Netherlands to which the common shares are attributable.

Beneficial owner – anti-dividend stripping legislation

A recipient of dividends that is not considered to be the beneficial owner of those dividends will not be entitled to any exemption, reduction, refund or credit of Dutch dividend withholding tax under the Dutch dividend stripping rules. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person or entity (usually, but not necessarily, the original shareholder) has transferred shares in our company or entitlement to dividend distributions to a party that has a more favorable right to a refund or reduction of Dutch dividend withholding tax than the transferor while (indirectly) retaining its economic interest in the shares. In these situations, the transfer of shares in our company, or of an entitlement to dividend distributions, is deemed to be made with a view to allowing the transferor to avoid Dutch dividend withholding tax while retaining a beneficial interest in our shares and the associated dividend distributions. Dutch dividend stripping rules may also apply to the transfer of our shares or the entitlement to dividend distributions as described above if the avoidance of dividend withholding tax is not the main purpose of the transfer. It is not required that the dividend recipient is aware that a dividend stripping transaction took place for the purpose of the anti-dividend stripping rules to apply.

Under the Dutch dividend stripping rules, a recipient of proceeds from the ordinary shares will not be entitled to any exemption, reduction, refund or credit of Dutch dividend tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will, among other things, not be considered the beneficial owner of these proceeds if, in connection with such proceeds, the recipient has paid a consideration as part of a “series of transactions” in respect of which it is likely that:

(a)	the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would:

i.	as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend tax; or

ii.	in comparison to the recipient paying the consideration, to a lesser extent be entitled to a lower rate or refund of dividend tax; and

(b)

such person or legal entity has, directly or indirectly, retained or acquired an interest in shares, profit-sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated. The term “series of transactions” includes transactions that have been entered into on a regulated stock market and transactions with respect to the sole acquisition of one or more dividend rights or of the establishment of short-term rights of enjoyment on the shares (e.g., usufruct).

Dutch corporate and personal income taxes on dividend income and capital gains derived from common shares

Dutch Resident Entities

Generally speaking, any payment under the common shares or any gain or loss on the disposal or deemed disposal of the common shares realized by a Dutch Resident Entity is subject to Dutch corporate income tax at a rate of 15% with respect to taxable profits realized by that Dutch Resident Entity up to €245,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2021).

Dutch Resident Individuals

If the holder of common shares is a Dutch Resident Individual, any payment on the common shares or any gain or loss realized on the disposal or deemed disposal of the common shares is taxable at the progressive Dutch income tax rates with a maximum of 49.50% for 2021 if:

(i)

the common shares are attributable to an enterprise from which the holder of common shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

(ii)

the holder of shares is considered to perform activities with respect to the common shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the common shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of common shares, such holder will be subject to subject to personal income tax based on a deemed return on the value of the individual’s net investment assets on January 1 of the relevant calendar year insofar the individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of certain qualifying assets held by the holder of the common shares less the fair market value of certain qualifying liabilities at the beginning of the calendar year. The common shares will be included as qualifying assets. For 2021, the deemed return ranges between 1.898% and 5.69%. The deemed return will be updated annually on the basis of historic market yields. Subject to application of certain allowances, the deemed return will be taxed at a rate of 31%.

Non-residents of the Netherlands

A holder of common shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any payment on the common shares or in respect of any gain or loss realized on the disposal or deemed disposal of the common shares, provided that:

(i)

such holder does not have an enterprise or an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the common shares are attributable; and

(ii)

in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the common shares that go beyond ordinary asset management and does not derive benefits from the shares that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes

Dutch Resident Individuals

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of common shares by way of a gift by, or on the death of, a holder of common shares who is resident or deemed resident of the Netherlands at the time of the gift or such holder’s death.

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands in respect of the acquisition of the ordinary shares by way of a gift by, or as a result of the death of, a holder that is neither a resident nor deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax, unless in the case of a gift of the ordinary shares by a holder who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, such holder dies within 180 days after the date of the gift and at the time of his or her death is a resident or deemed to be a resident of the Netherlands. A gift made by a nonresident under a condition precedent is deemed to be made at the time the condition precedent is fulfilled and could be subject to Dutch gift and inheritance tax if the donor is a (deemed) resident of the Netherlands at that time.

For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident of the Netherlands if such person has been a resident of the Netherlands at any time during the ten years preceding the date of the gift or such person’s death.

Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Value Added Tax

In general, no Dutch Value Added Tax is payable by a holder of common shares in respect of payments in consideration for an acquisition or a disposal of common shares.

Other Taxes and Duties

There is no registration tax, stamp duty or any other similar documentary tax or duty payable in the Netherlands by a holder of common shares in respect of or in connection the acquisition, holding and sale of the common shares or the performance of our obligations under the common shares.

Material German Tax Considerations

To the extent this section consists of a statement as to matters of German tax law, this section is the opinion of our German counsel, Dentons Europe LLP, and summarizes the material principal German tax considerations of the acquiring, holding and disposal of our common shares, but it does not purport to be a comprehensive description of all possible German tax considerations that may be relevant to all categories of investors as some investors may be subject to special treatment under applicable law (such as trusts or other similar arrangements). This section does not refer to any U.S. Foreign Account Tax Compliance Act aspects.

Shareholders and (prospective) holders are advised to consult their own tax advisers with regard to the application of German tax law to their particular situations, in particular with respect to the procedure to be complied with to obtain a relief of withholding tax on dividends and on capital gains (Kapitalertragsteuer) and with respect to the influence of double tax treaty provisions, as well as any tax consequences arising under the laws of any state, local or other foreign jurisdiction. For German tax purposes, a shareholder may include an individual who or an entity that does not have the legal title to the shares, but to whom nevertheless the shares are attributed, based either on such individual or entity owning a beneficial interest in the shares or based on specific statutory provisions.

Where this summary refers to a holder of common shares, such reference is restricted to an individual or entity holding legal title to as well as an economic interest in such common shares. It is noted that for purposes of German income, corporate, gift and inheritance tax, assets legally owned by a third party such as a trustee, foundation or similar entity, may be treated as assets owned by the (deemed) settlor, grantor or similar originator or the beneficiaries in proportion to their interest in such arrangement.

Except as otherwise indicated, this summary only addresses German national tax legislation, published regulations, treaties concluded by Germany, in each case as in force as of the date of hereof and as interpreted in published case law until this date, without prejudice to any developments or amendments introduced (or to become effective) at a later date and/or implemented with or without retroactive effect.

ATAI Life Sciences N.V. has its place of management in Germany and, therefore, qualifies as a corporation subject to German unlimited income taxation.

German Taxation of Dividends

German Tax on Dividends

Dividends distributed from a company to its shareholders are subject to withholding tax, subject to certain exemptions (for example, repayments of capital from the tax equity account (steuerliches Einlagekonto)), as described in the following. The withholding tax rate is 25% plus, if applicable, a maximum of 5.5% solidarity surcharge (Solidaritätszuschlag) thereon (in total a maximum of 26.375%) of the gross dividend approved by the ordinary shareholders’ meeting. Withholding tax is to be withheld and passed on for the account of the shareholders by a domestic branch of a domestic or foreign credit or financial services institution (Kredit- und Finanzdienstleistungsinstitut), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps and administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (Wertpapiersammelbank) to which the shares were entrusted for collective custody if the dividends are distributed to a foreign agent by such securities custodian bank, or the Dividend Paying Agent. In case the shares are not held in collective deposit with a Dividend Paying Agent, ATAI Life Sciences N.V. is responsible for withholding and remitting the tax to the competent tax office.

Such withholding tax is levied and withheld irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder is a person residing in Germany or in a foreign country.

In the case of dividends distributed to a company within the meaning of Art. 2 of the amended EU Directive 2011/96/EU of the Council of November 30, 2011, or the EU Parent Subsidiary Directive, domiciled in another Member State of the European Union, an exemption from withholding tax will be granted upon request if further prerequisites are satisfied (Freistellung im Steuerabzugsverfahren). This also applies to dividends distributed to a permanent establishment located in another Member State of the European Union of such a parent company or of a parent company tax resident in Germany if the participation in ATAI Life Sciences N.V. is effectively connected with this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of ATAI Life Sciences N.V. of at least 10% for at least one year.

The withholding tax on distributions to other foreign resident shareholders is reduced in accordance with a double taxation treaty if Germany has concluded such double taxation treaty with the country of residence of the shareholder and if the shareholder does not hold his shares either as part of the assets of a permanent establishment or a fixed place of business in Germany or as business assets for which a permanent representative has been appointed in Germany. The reduction of the withholding tax is procedurally granted in such a manner that the difference between the total amount withheld, including, if applicable, the solidarity surcharge, and the tax liability determined on the basis of the tax rate set forth in the applicable double taxation treaty (15% unless further qualifications are met) is refunded by the German tax administration upon request (Federal Central Office for Taxes (Bundeszentralamt für Steuern), main office in Bonn-Beuel, An der Küppe 1, 53225 Bonn, Germany).

In the case of dividends received by corporations whose statutory seat and effective place of management are not located in Germany and who are therefore not tax resident in Germany, two-fifths of the withholding tax deducted and remitted are refunded without the need to fulfill all prerequisites required for such refund under the EU Parent Subsidiary Directive or under a double taxation treaty or if no double taxation treaty has been concluded between the state of residence of the shareholder.

In order to receive a refund pursuant to a double taxation treaty or the aforementioned option for foreign corporations, the shareholder has to submit a completed form for refund (available at the Federal Central Office for Taxes (http://www.bzst.de) as well as at the German embassies and consulates) together with a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that withheld the tax.

The exemption from withholding tax in accordance with the EU Parent Subsidiary Directive or a double tax treaty and the aforementioned options for a refund of the withholding tax (with or without protection under a double taxation treaty) depend on whether certain additional prerequisites (in particular so-called substance requirements) are fulfilled. The applicable withholding tax relief will only be granted if the preconditions of the German anti avoidance rules (so called Directive Override or Treaty Override), in particular Section 50d, paragraph 3, German Income Tax Act (Einkommensteuergesetz) are fulfilled.

The aforementioned reductions of (or exemptions from) withholding tax are further restricted if (i) the applicable double taxation treaty provides for a tax reduction resulting in an applicable tax rate of less than 15% and (ii) the shareholder is not a corporation that directly holds at least 10% in the equity capital of the Company and is subject to tax on its income and profits in its state of residence without being exempt. In this case, the reduction of (or exemption from) withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the Company during the minimum holding period without being directly or indirectly hedged and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. However, these further prerequisites do not apply if the shareholder has been the beneficial owner of the shares in ATAI Life Sciences N.V. for at least one uninterrupted year upon receipt of the dividends.

For individual or corporate shareholders tax resident outside Germany not holding the shares through a permanent establishment (Betriebsstätte) in Germany or as business assets (Betriebsvermôgen) for which a permanent representative (ständiger Vertreter) has been appointed in Germany, the remaining and paid withholding tax (if any) is final (i.e., not refundable) and settles the shareholder’s limited tax liability in Germany. For individual or corporate shareholders tax resident in Germany (that are, for example, shareholders whose residence, domicile, registered office or place of management is located in Germany) holding their shares as business assets, as well as for shareholders tax resident outside of Germany holding their shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld (including solidarity surcharge, if applicable) can be credited against the shareholder’s personal income tax or corporate income tax liability in Germany. Any withholding tax (including solidarity surcharge, if applicable) in excess of such tax liability is refunded. For individual shareholders tax resident in Germany holding ATAI Life Sciences N.V. shares as private assets, the withholding tax is a final tax (Abgeltungsteuer), subject to the exceptions described in the following section.

Pursuant to special rules on the restriction of withholding tax credit, the credit of withholding tax is subject to the following three cumulative prerequisites:

(i)

the shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends;

(ii)	the shareholder has to bear at least 70% of the change in value risk related to the shares in ATAI Life Sciences N.V. during the minimum holding period without being directly or indirectly hedged; and

(iii)

the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. Absent the fulfillment of all of the three prerequisites, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. A shareholder that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the shares in ATAI Life Sciences N.V. for at least one uninterrupted year upon receipt of the dividends.

Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as private assets

For individual shareholders (individuals) resident in Germany holding ATAI Life Sciences N.V. shares as private assets, dividends are subject to a flat tax rate which is satisfied by the withholding tax actually withheld

(Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus, if applicable, a maximum of 5.5% solidarity surcharge thereon (in total a maximum of 26.375%) and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €801 (for individual filers) or up to €1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

The income tax owed for the dividend income is satisfied by the withholding tax withheld by the Dividend Paying Agent. However, if the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate, the private shareholder can opt for taxation at his individual personal income tax rate. In that case, the final withholding tax will be credited against the income tax. However, pursuant to the German tax authorities and a court ruling, private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Exceptions from the flat tax rate (satisfied by withholding at source) (Abgeltungsteuer) may apply – that is, only upon application – for shareholders who have a shareholding of at least 25% in a company and for shareholders who have a shareholding of at least 1% in ATAI Life Sciences N.V. and work for ATAI Life Sciences N.V. in a professional capacity. In such a case, the same rules apply as for sole proprietors holding the shares as business assets. See “—Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as business assets—Sole proprietors.”

Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as business assets

If a shareholder holds ATAI Life Sciences N.V. shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.

Corporations

Dividend income of corporate shareholders is exempt from corporate income tax, provided that the incorporated entity holds a direct participation of at least 10% in the share capital of a company at the beginning of the calendar year in which the dividends are paid. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of ATAI Life Sciences N.V. which a corporate shareholder holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax exempt dividends are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income tax (plus solidarity surcharge) and trade tax, i.e., tax exemption of 95%. Business expenses incurred in connection with the dividends received are entirely tax-deductible.

For trade tax purposes the entire dividend income is subject to trade tax (i.e., the tax-exempt dividends must be added back when determining the trade taxable income), unless the corporation shareholder holds at least 15% of ATAI Life Sciences N.V. registered share capital at the beginning of the relevant tax assessment period (Erhebungszeitraum). In case of an indirect participation via a partnership please refer to the section “Partnerships” below.

If the shareholding is below 10% in the share capital, dividends are taxable at the applicable corporate income tax rate of 15% plus 5.5% solidarity surcharge thereon and trade tax (the rate of which depends on the municipalities, which the corporate shareholder maintains permanent establishments in Germany).

Special regulations apply which abolish the 95% tax exemption if the ATAI Life Sciences N.V. shares are held as trading portfolio assets in the meaning of Section 340e of the German commercial code (Handelsgesetzbuch) by (i) a credit institution (Kreditinstitut), (ii) a financial service institution (Finanzdienstleistungsinstitut) or (iii) a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz), in case more than 50% of the shares of such financial enterprise are held directly or indirectly by a credit institution or a financial service institution, as well as by a life insurance company, a health insurance company or a pension fund in case the shares are attributable to the capital investments, resulting in fully taxable income.

Sole proprietors

For sole proprietors (individuals) resident in Germany holding shares as business assets dividends are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the dividend income will be taxed at his/her individual personal income tax rate plus, if applicable, a maximum of 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, the dividend income is entirely subject to trade tax if the shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz), unless the shareholder holds at least 15% of the ATAI Life Sciences N.V. registered share capital at the beginning of the relevant assessment period. The trade tax levied may be eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate and the individual tax situation of the shareholder.

Partnerships

In case shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax. In this regard, corporate income tax or personal income tax (and church tax, if applicable) as well as solidarity surcharge, if applicable, are levied only at the level of the partner with respect to their relevant part of the profit and depending on their individual circumstances.

If the partner is a corporation, the dividend income will be subject to corporate income tax plus solidarity surcharge. See “—Corporations.”

If the partner is a sole proprietor (individual), the dividend income will be subject to the partial income rule. See “—Sole Proprietors.”

The dividend income is subject to trade tax at the level of the partnership (provided that the partnership is liable to trade tax), unless the partnership holds at least 15% of a company’s registered share capital at the beginning of the relevant assessment period, in which case the dividend income is exempt from trade tax.

If a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership may partly or entirely be credited against the partner’s personal income tax liability.

In case of a corporation being a partner, special regulations will apply with respect to trading portfolio assets of credit institutions, financial service institutions or financial enterprises within the meaning of the German Banking Act (Kreditwesengesetz) or life insurance companies, health insurance companies or pension funds. See “—Corporations.”

Thus, the actual trade tax charge, if any, at the level of the partnership depends on the shareholding quota of the partnership and the nature of the partners (e.g., individual or corporation).

Taxation of dividend income of shareholders tax resident outside of Germany

For foreign individual or corporate shareholders tax resident outside of Germany not holding the shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the deducted withholding tax (possibly reduced by way of a tax relief under a double tax treaty or domestic tax law, such as in connection with the EU Parent Subsidiary Directive) is final (that is, not refundable) and settles the shareholder’s limited tax liability in Germany, unless the shareholder is entitled to apply for a withholding tax refund or exemption.

In contrast, individual or corporate shareholders tax resident outside of Germany holding the ATAI Life Sciences N.V. shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany are subject to the same rules as applicable (and described above) to shareholders resident in Germany holding the shares as business assets. The withholding tax withheld (including solidarity surcharge if applicable) is credited against the shareholder’s personal income tax or corporate income tax liability in Germany.

German Taxation of Capital Gains

Withholding tax on capital gains

Capital gains realized on the disposal of shares are only subject to withholding tax if a German branch of a German or foreign credit or financial institution, a German securities trading Company or a German securities trading bank stores or administrates or carries out the sale of the shares and pays or credits the capital gains. In those cases, the institution (and not the company) is required to deduct the withholding tax at the time of payment for the account of the shareholder and has to pay the withholding tax to the competent tax authority. In case the shares in ATAI Life Sciences N.V. are held (i) as business assets by a sole proprietor, a partnership or a corporation and such shares are attributable to a German business or (ii) in case of a corporation being subject to unlimited corporate income tax liability in Germany, the capital gains are not subject to withholding tax. In case of clause (i), the withholding tax exemption is subject to the condition that the paying agent has been notified by the beneficiary (Gläubiger) that the capital gains are exempt from withholding tax. The respective notification has to be filed by using the officially prescribed form.

Taxation of capital gains realized by shareholders tax resident in Germany holding shares as private assets

For individual shareholders (individuals) resident in Germany holding shares as private assets, capital gains realized on the disposal of shares are subject to final withholding tax. Accordingly, capital gains will be taxed at a flat tax rate of 25% plus, if applicable, a maximum of 5.5% solidarity surcharge thereon (in total a maximum of 26.375%) and church tax, in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the shares and the expenses directly related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €801 (for individual filers) or up to €1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

In case the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate, the private shareholder can opt for taxation at his individual personal income tax rate. In that case, the withholding tax (including solidarity surcharge if applicable) withheld will be credited against the income tax. However, pursuant to the German tax authorities the private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as for partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Capital losses arising from the sale of the shares can only be offset against other capital gains resulting from the disposition of the shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the sale of shares in stock corporations in future years.

The final withholding tax will not apply if the seller of the shares or in case of a preceding gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the ATAI Life Sciences N.V. registered share capital at any time during the five years prior to the disposal. In that case capital gains are subject to the partial income rule. Accordingly, only (i) 60% of the capital gains will be taxed at his individual personal income tax rate plus, if applicable, a maximum of 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the capital gains are deductible for tax purposes. The withholding tax withheld (including solidarity surcharge, if applicable) will be credited against the shareholder’s personal income tax liability in Germany.

Taxation of capital gains realized by shareholders tax resident in Germany holding shares as business assets

If a shareholder holds shares as business assets, the taxation of capital gains realized on the disposal of such shares depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership:

Corporations

Capital gains realized on the disposal of shares by a corporate shareholder are generally exempt from corporate income tax and trade tax. However, 5% of the tax-exempt capital gains are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income tax (plus solidarity surcharge) and trade tax, i.e., tax exemption of 95%. Business expenses incurred in connection with the capital gains are entirely tax-deductible.

Capital losses incurred upon the disposal of shares or other impairments of the share value are not tax-deductible. A reduction of profit is also defined as any losses incurred in connection with a loan or security in the event the loan or the security is granted by a shareholder or by a related party thereto or by a third person with the right of recourse against the before-mentioned persons, and the shareholder holds directly or indirectly more than 25% of the company’s registered share capital.

Special regulations apply if the shares are held as trading portfolio assets by a credit institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz) as well as by a life insurance company, a health insurance company or a pension fund. See “—Corporations.”

Sole Proprietors

If the shares are held by a sole proprietor, capital gains realized on the disposal of the shares are subject to the partial income rule. Accordingly, only (i) 60% of the capital gains will be taxed at his/her individual personal income tax rate plus, if applicable, a maximum of 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, 60% of the capital gains are subject to trade tax if the shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz). The trade tax levied, depending on the applicable municipal trade tax rate and the individual tax situation, is partly or entirely credited against the shareholder’s personal income tax liability.

Partnerships

In case the shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax as well as a solidarity surcharge (and church tax) since partnerships qualify as transparent for German tax purposes. In this regard, corporate income tax or personal income tax as well as, if applicable, a solidarity surcharge (and church tax, if applicable) are levied only at the level of the partner with respect to their relevant part of the profit and depending on their individual circumstances.

If the partner is a corporation, the capital gains will be subject to corporate income tax plus a solidarity surcharge. See “—Corporations.” Trade tax will be levied additionally at the level of the partner insofar as the relevant profit of the partnership is not subject to trade tax at the level of the partnership. However, with respect to both corporate income and trade tax, the 95% exemption rule as described above applies.

If the partner is a sole proprietor (individual), the capital gains are subject to the partial income rule. See “—Sole Proprietors.”

In addition, if the partnership is liable to trade tax, 60% of the capital gains are subject to trade tax at the level of the partnership, to the extent the partners are individuals, and 5% of the capital gains are subject to trade tax, to the extent the partners are corporations. However, if a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership may be credited against the partner’s personal income tax liability.

With regard to corporate partners, special regulations apply if they are held as trading portfolio assets by credit institutions, financial service institutions or financial enterprises within the meaning of the German Banking Act (Kreditwesengesetz) or life insurance companies, health insurance companies or pension funds, as described above.

Taxation of capital gains realized by shareholders tax resident outside of Germany

Capital gains realized on the disposal of the shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the ATAI Life Sciences N.V. shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany, or (ii) the shareholder or, in case of a preceding gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the company’s shares capital at any time during a five-year period prior to the disposal. In these cases, capital gains are generally subject to the same rules as described above for shareholders resident in Germany. However, in case the shares are not attributable to a German permanent establishment or permanent representative the 5% taxation (see “—Corporations—Taxation of capital gains realized by shareholders tax resident in Germany holding shares as business assets”) shall not apply and the capital gains are fully exempt from German tax.

However, except for the cases referred to in clause (i) above, some of the double tax treaties concluded with Germany provide for a full exemption from German taxation.

German Inheritance and Gift Tax

The transfer of the ATAI Life Sciences N.V. shares to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft- und Schenkungsteuer) if:

(i)

the decedent, the donor, the heir, the donee or any other beneficiary has his/her/its residence, domicile, registered office or place of management in Germany at the time of the transfer, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany; or

(ii)

(irrespective of the personal circumstances) the shares are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or

(iii)

(irrespective of the personal circumstances) at least 10% of the shares are held, directly or indirectly by, the decedent or person making the gift, himself or together with a related party in terms of Section 6 Foreign Tax Act.

Special regulations apply to qualified German citizens who maintain neither a residence nor their domicile in Germany but in a low tax jurisdiction, and to former German citizens, also resulting in inheritance and gift tax. The few double tax treaties on inheritance and gift tax which Germany has entered into provide that German inheritance and gift tax is levied only in case of (i) and, with certain restrictions, in case of (ii).

German Value Added Tax

In general, no German value added tax is payable by a holder of common shares in respect of payments in consideration for an acquisition or a disposal of common shares, unless the shareholder validly opts for it.

Other German Taxes and Duties

There is no registration tax (Registrierungsgebühr), capital transfer tax (Kapitalverkehrsteuer), stamp duty (Stempelgebühr) or any other similar (documentary) tax or duty payable in Germany by a holder of common shares in respect of or in connection the acquisition, holding and sale of the common shares or the performance of an issuer’s obligations under the common shares. Net wealth tax (Vermôgensteuer) is currently not levied in Germany.

On January 22, 2013, the Council of the European Union approved the resolution of the ministers of finance from eleven EU member states (including Germany) to introduce a Financial Transaction Tax, or FTT, within the framework of enhanced cooperation. On February 14, 2013, the European Commission published a proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax. The plan focuses on levying a tax of 0.1% (0.01% for derivatives) on the purchase and sale of financial instruments.

A joint statement issued by 10 of the 11 participating EU member states in October 2016 reaffirmed the intention to introduce FTT. However, at the moment not many details are available. Thus, it is not known to what extent the elements of the European Commission’s proposal outlined in the preceding paragraph will be followed in relation to the taxation of shares. The FTT proposal remains subject to negotiation between the participating Member States and is subject to political discussion. It may, therefore, be altered prior to the implementation, the timing of which remains unclear. Additional EU member states may decide to participate.

Prospective holders of the shares are advised to seek their own professional advice in relation to FTT.

Material United States Federal Income Tax Considerations

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) of an investment in the common shares. This summary applies only to U.S. Holders that acquire our common shares in exchange for cash in this offering, hold such common shares as capital assets within the meaning of Section 1221 of the Code and have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States as in effect on the date of this prospectus, including the Code and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this prospectus are not binding on the U.S. Internal Revenue Service, or the IRS, or any court, and thus the Company can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark the common shares to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	U.S. expatriates;

•	persons holding common shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the Company’s common shares by vote or value;

•

persons subject to special tax accounting rules who are required to take any item of gross income with respect to the common shares into account no later than when it is taken into account in an applicable financial statement;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding common shares through partnerships or other pass-through entities or arrangements.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds common shares generally will depend on such partner’s status and the activities of the partnership. A U.S. Holder that is a partner in such partnership should consult its tax advisor.

Passive Foreign Investment Company Considerations

The Company will be classified as a PFIC for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the gross assets and earning its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Based on the Company’s historic and anticipated operations and composition of assets, the Company expects to be a PFIC for the current taxable year and for the foreseeable future, at least until we start generating active revenue.

If under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds its common shares, the Company would continue to be treated as a PFIC with respect to such holder’s investment unless (i) the Company has ceased to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such election is made, the U.S. Holder will be deemed to have sold its common shares at their fair market value on the last day of the last taxable year in which the Company was a PFIC, and any gain from the deemed sale would be subject to the rules described in the following paragraph. After the deemed sale election, so long as the Company does not become a PFIC in a subsequent taxable year, the common shares with respect to which such election was made will not be treated as shares in a PFIC. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if the Company is (or were to become) and then ceases to be a PFIC, and such election becomes available.

In the absence of a deemed sale election described above, if the Company is considered a PFIC at any time that a U.S. Holder holds its common shares, unless the U.S. Holder makes one of the elections described below, any gain recognized by the U.S. Holder on a sale or other disposition of the common shares, as well as the amount of any “excess distribution” (defined below) received by such holder, would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its common shares in a taxable year exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

If the Company is treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own its pro rata share of common shares in any of the Company’s subsidiaries that are also PFICs, and the U.S. Holder may be subject to the tax consequences described above with respect to the shares of such lower-tier PFIC such U.S. Holder would be deemed to own.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds common shares, in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the common shares generally will be considered regularly traded (i) during the calendar year of this offering if they are traded, other than in de minimis quantities, on 1/6 of the days remaining in the quarter in which this offering occurs and on at least 15 days during each remaining quarter of that calendar year (or if this offering occurs in the fourth quarter, the common shares are traded, other than in de minimis quantities, on the greater of 1/6 of the days remaining in such quarter or 5 days), and (ii) during any other calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower-tier PFICs that the Company may own, a U.S. Holder will generally continue to be subject to the PFIC rules discussed above with respect to such holder’s indirect interest in any investments the Company holds that are treated as an equity interest in a PFIC for United States federal income tax purposes. As a result, it is possible that any mark-to-market election will be of limited benefit.
If a U.S. Holder makes an effective mark-to-market election, in each year that the Company is a PFIC, such U.S. Holder will include in ordinary income the excess of the fair market value of such U.S. Holder’s common shares at the end of the year over such U.S. Holder’s adjusted tax basis in the common shares. Such U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of such U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that the Company is a PFIC, any gain such U.S. Holder recognizes upon the sale or other disposition of such U.S. Holder’s common shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

A U.S. Holder’s adjusted tax basis in the common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If a U.S. Holder makes an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders should consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest charge regime described above by timely making a “qualified electing fund,” or QEF, election. If a U.S. Holder makes a QEF election with respect to the common shares, the U.S. Holder generally will include in gross income its pro rata share of the Company’s ordinary earnings (as ordinary income) and net capital gain (as long-term capital gain), in each case whether or not actually distributed, on a current basis, and the U.S. Holder’s adjusted basis in the common shares will be increased by the amounts so included in gross income. Any subsequent distribution by the Company that is paid out of the earnings and profits that were previously so included in gross income of the U.S. Holder generally will not be taxable as a dividend to the U.S. Holder, and the U.S. Holder’s adjusted basis in the common shares will decrease by the amount of the distribution not treated as a taxable dividend. If a U.S. Holder has timely made a QEF election with respect to the common shares, any gain such U.S. Holder recognizes upon the sale or other disposition of the common shares generally will be treated as capital gain, and no interest charge will be imposed.

However, a U.S. Holder may make a QEF election with respect to the common shares only if the Company agrees to furnish the holder annually with a PFIC annual information statement as specified in the applicable Treasury regulations. If we determine we are a PFIC for any taxable year, we will use reasonable efforts to provide to the U.S. Holders such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holders to make and maintain a QEF election. However, there can be no assurance that we will be able to timely provide such required information to the U.S. Holders.

If a U.S. Holder owns common shares during any year in which the Company is treated as a PFIC with respect to such U.S. Holder and the U.S. Holder recognizes gain on a disposition of such common shares or receives distributions with respect to such common shares, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year. If the Company is a PFIC for a given taxable year, you should consult your tax advisor concerning your annual filing requirements.

U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the common shares.

Taxation of Distributions

Subject to the PFIC considerations discussed above under “—Passive Foreign Investment Company Considerations,” the gross amount of distributions made by the Company with respect to common shares (including the amount of any non-U.S. taxes withheld therefrom) generally will constitute ordinary dividend income in the year received, to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Since the Company expects to be treated as a PFIC, we do not expect that dividends received by non-corporate U.S. Holders would be treated as “qualified dividend income,” which is taxed at the lower applicable capital gains rate.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. In general, foreign currency gain or loss will be treated as U.S.-source ordinary income or loss.

Dividends on the common shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, Dutch and/or German taxes withheld on any distributions on the common shares may be eligible for credit against a U.S. Holder’s federal income tax liability or, at such holder’s election, may be eligible for as a deduction in computing such holder’s U.S. federal taxable income. If a refund of the tax withheld is available under the laws of the Netherlands or Germany, as applicable, or under the tax treaty between the United States and the Netherlands, or Germany, as applicable, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to common shares will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC considerations discussed above under “—Passive Foreign Investment Company Considerations,” upon a sale or other taxable disposition of common shares, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such common shares. Any such gain or loss generally would be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common shares exceeds one year; however, as discussed above, so long as the Company is a PFIC, such gain or loss would be subject to the special rules discussed above. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If the consideration received upon the sale or other disposition of common shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. The common shares will be listed and traded on Nasdaq. If the common shares are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis taxpayer that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute U.S.-source ordinary income or loss.

A U.S. Holder’s initial tax basis in common shares generally will equal the cost of such common shares. If a U.S. Holder used foreign currency to purchase the common shares, the cost of the common shares generally will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If the common shares are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Information Reporting and Backup Withholding

Dividend payments with respect to common shares and proceeds from the sale, exchange or redemption of common shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the common shares) in excess of applicable thresholds are required to report information relating to such assets, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions). “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (such as the common shares) that are not held in accounts maintained by financial institutions. Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of common shares.

Certain U.S. Holders paying more than $100,000 for the common shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation). Substantial penalties may be imposed upon a U.S. Holder that fails to comply. For purposes of determining the total dollar value of common shares purchased by a U.S. Holder, common shares purchased by certain related parties (including family members) are included. U.S. Holders should consult their tax advisors about the possible obligation to file IRS Form 926 in connection with an investment in the common shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN COMMON SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Cowen and Company, LLC and Berenberg Capital Markets LLC are acting as representatives, the following respective numbers of common shares:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Cowen and Company, LLC
Berenberg Capital Markets LLC
Cantor Fitzgerald & Co
RBC Capital Markets, LLC
Canaccord Genuity LLC

Total	14,286,000

The underwriting agreement provides that the underwriters are obligated to purchase all the common shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,142,900 additional common shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common shares.

The underwriters propose to offer the common shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$

We estimate that our out of pocket expenses for this offering will be approximately $8.0 million. We have also agreed to reimburse the underwriters for up to $30,000 for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We have agreed, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any shares of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

The restrictions set forth above with respect to us are subject to certain exceptions and will not apply to: (A) the issuance, transfer or exchange of securities pursuant to our corporate reorganization, (B) grants of employee stock options pursuant to the terms of a plan in effect on the date of this prospectus, (C) issuances of common shares pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date of this prospectus, (D) the filing of a registration statement on Form S-8 (or any successor form) in connection with the registration of securities issuable under any employee performance incentive plan adopted and approved by our board, (E) facilitating the establishment of a trading plan on behalf of a shareholder, managing director or supervisory director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of securities subject to certain conditions, and (F) the sale or issuance of or entry into an agreement to sell or issue common shares or securities convertible into or exercisable for common shares in connection with any mergers; acquisition of securities, businesses, property, technologies or other assets; joint ventures; strategic alliances, commercial relationships or other collaborations, or the assumption of employee benefit plans in connection with mergers or acquisitions, provided that the aggregate number of common shares or securities convertible into or exercisable for common shares (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue pursuant to this clause (F) shall not exceed 10% of the total number of common shares issued and outstanding immediately following the completion of this offering (determined on a fully diluted basis and as adjusted for stock splits, stock dividends and other similar events after the date hereof), subject to certain conditions.

Our managing directors, supervisory directors and the holders of substantially all of our common shares have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

The restrictions set forth above with respect to our managing directors, supervisory directors, and the holders of substantially all of our common shares are subject to certain exceptions and will not apply to: (A) common shares acquired in open market transactions after the completion of this offering, common shares acquired in this offering by certain of our existing shareholders and, solely with respect to our employees who are not managing directors or supervisory directors, shares acquired in this offering through the directed share program, provided that no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made in connection with such transactions, (B) bona fide gifts, (C) transfers to any beneficiary pursuant to a will, other testamentary document or intestate succession to the legal representatives, heirs, beneficiaries or immediate family members of the signatory of the lock-up agreement, (D) transfers to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the signatory of the lock-up agreement, (E) distributions to limited partners, members or stockholders of the signatory of the lock-up agreement, (F) transfers to affiliates or any investment fund controlled or managed by the signatory of the lock-up agreement, (G) transfers to the nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (B) through (F), (H) transfers pursuant to an order of a court or regulatory agency, including a domestic relations order or negotiated divorce settlement or to comply with any regulations related to the ownership of the common shares by the signatory of the lock-up agreement, (I) transfers to us or our affiliates upon death, disability or termination of employment of the signatory of the lock-up agreement, (J) transfers to us or our affiliates deemed to occur upon the cashless exercise of options or convertible debt instruments or for paying taxes due as a result of the exercise of such options or as a result of the vesting of common shares under restricted stock units or restricted stock awards pursuant to employee benefit plans disclosed herein, (K) transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common shares involving a change of control of our company following the consummation of this offering that has been approved by our board of directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the common shares of the signatory of the lock-up agreement shall remain subject to the provisions of the lock-up agreement and certain other conditions, (L) the conversion of our outstanding shares of different series into common shares in connection with the consummation of this offering or our corporate reorganization, (M) any action required in connection with the corporate reorganization, including the transfer, exchange or conversion of common shares (or any security convertible into or exercisable or exchangeable for common shares) by the signatory to the lock-up agreement pursuant to the corporate reorganization, (N) the execution by a signatory of the lock-up agreement of a written trading plan (“Rule 10b5-1 Plan”) established pursuant to Rule 10b5-1 of the Exchange Act during the restricted period, provided that no direct or indirect sales or transfers of common shares shall be made pursuant to such Rule 10b5-1 Plan prior to the expiration of the restricted period and no such filing under the Exchange Act or other public announcement shall be required or voluntarily made by the signatory of the lock-up agreement or any other person in connection therewith prior to the expiration of the restricted period, (O) an existing pledge of approximately 23,364,432 of our common shares beneficially owned by Apeiron to secure obligations of Apeiron under a loan agreement, and (P) any transfers effected with the prior written consent of the representatives on behalf of the underwriters.

With respect to certain holders of our common shares, if we have filed at least one quarterly report on Form 10-Q, (ii) the reported last sale price of our common shares on Nasdaq is at least 30% greater than the initial public offering price per share set forth on the cover page of this prospectus for 20 trading days out of any 30 trading day period ending after the 60th day following the date of this prospectus, and (iii) the reported last sale price on the last day of the 30 trading day period described in clause (ii) is at least 30% greater than the initial public offering price per share, then the common shares held by such holders directly resulting from their purchase of shares in our Series D financing will automatically be released from the restrictions contained in the applicable lock-up agreements prior to the opening of the Nasdaq Global Market on the day following the end of such 30 trading day period.

The representatives, in their sole discretion, may release the common shares and other securities subject to the lock-up agreements with the underwriters described above in whole or in part at any time.

We have applied to list our common shares on Nasdaq under the symbol “ATAI.”

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common shares following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

We cannot assure you that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to this offering or that an active trading market for the common shares will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Directed Share Program

At our request, the underwriters have reserved up to 6.5% of our common shares offered by this prospectus for sale, at the initial public offering price, to our managing directors, supervisory directors and certain other parties identified by us. Shares purchased through the directed share program will not be subject to the 180 day lock-up restriction described above, except in the case of shares purchased by any of our managing directors, supervisory directors and certain of our existing shareholders. The number of common shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to common shares sold pursuant to the directed share program. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the common shares reserved for the directed share program.

Notice to Investors

Notice to prospective investors in the European Economic Area

In relation to each Member State of the EEA, each, a Relevant State, no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any common shares at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of common shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. Neither we nor the representatives of the underwriters named above have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with our company and the representatives of the underwriters named above that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with our Company and the representatives of the underwriters named above that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant State to qualified investors within the meaning of the Prospectus Regulation, in circumstances in which the prior consent of the representatives of the underwriters named above has been obtained to each such proposed offer or resale.

We, the representatives of the underwriters named above and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our common shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our common shares to be offered so as to enable an investor to decide to purchase or subscribe for any of our common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

This prospectus and any other material in relation to the common shares described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any common shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as Relevant Persons). The common shares are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the common shares will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this prospectus or any of its contents.

No common shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the common shares which has been approved by the Financial Conduct Authority, except that the common shares may be offered to the public in the United Kingdom at any time:

(i) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii) in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the common shares shall require us and/or any underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an offer to the public” in relation to the common shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase or subscribe for any common shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the United Kingdom who acquires any common shares in the offering or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the us, the underwriters and their affiliates that it meets the criteria outlined in this section.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or FinSA, and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in Hong Kong

The underwriters and each of their affiliates have not (1) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our shares other than (A) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (B) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance or (2) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to prospective investors in Singapore

This prospectus or any other offering material relating to our shares has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly our shares may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our shares be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 040-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Germany

Each person who is in possession of this prospectus is aware that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act, or WertpapierVerkaufsprospektgesetz, or the Act, of the Federal Republic of Germany has been or will be published with respect to our shares. In particular, the underwriters have represented that they have not engaged and have agreed that they will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of our shares otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to prospective investors in Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to prospective investors in Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS

The validity of the common shares and certain other matters of Dutch law will be passed upon for us by Dentons Europe LLP. Certain legal matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York, with respect to U.S. federal law, and NautaDutilh N.V., with respect to Dutch law.

EXPERTS

The financial statements as of December 31, 2020 and 2019 of ATAI Life Sciences B.V. and for each of the two years in the period ended December 31, 2020 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The registered business address of PricewaterhouseCoopers LLP is 1 Embankment Place, London, WC2N 6RH, United Kingdom.

ENFORCEMENT OF JUDGMENTS

We are organized and existing under the laws of the Netherlands, and, as such, under Dutch private international law rules the rights of our shareholders and the civil liability of our managing directors, supervisory directors and executive officers are governed in certain respects by the laws of the Netherlands. The ability of our shareholders in certain countries other than the Netherlands to bring an action against us, our managing directors, supervisory directors and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States.

As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our managing directors, supervisory directors and executive officers or to enforce against them or us judgments rendered by U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our managing directors, supervisory directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As of the date of this prospectus, the United States and the Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for the Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a foreign judgment is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.

In addition, actions brought in a Dutch court against us, our executive officers, directors, senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions or complicating factors. In particular, Dutch courts will apply Dutch private international law to determine the law applicable to such a claim, which rules may lead to applicability of a different law than U.S. law. Dutch courts do not award punitive or exemplary damages. Litigation in the Netherlands is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Dutch procedural law differs greatly from U.S. law with respect to pre-trial discovery and the disclosure of evidence during trial. Proceedings in the Netherlands would, in principle, have to be conducted in the Dutch language. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Dutch court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our executive officers, directors, senior management and the experts named in this prospectus.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our managing directors, supervisory directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

In addition, actions brought in a German court against us, our executive officers, managing directors, supervisory directors, senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. German procedural law does not provide for pre-trial discovery of documents, nor does Germany support pre-trial discovery of documents under the 1970 Hague Evidence Convention. Proceedings in Germany would have to be conducted in the German language and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our executive officers, directors, senior management and the experts named in this prospectus.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or our executive officers, directors or certain experts named herein who are residents of or possessing assets in the Netherlands, Germany, or other countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.atai.life. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common shares.

ATAI LIFE SCIENCES B.V.

COMPASS PATHWAYS PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and Board of Management of ATAI Life Sciences B.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ATAI Life Sciences B.V. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, redeemable noncontrolling interests and stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

May 26, 2021 (June 8, 2021 as to the effects of the stock split and change in par value described in Note 1)

We have served as the Company’s auditor since 2020.

ATAI LIFE SCIENCES B.V.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)

	December 31,
	2019	2020
Assets
Current assets:
Cash	$30,062	$97,246
Prepaid expenses and other current assets	840	2,076
Short term notes receivable—related party	8,244	226

Total current assets	39,146	99,548
Property and equipment, net	21	71
Deferred offering costs	—	1,575
Other investments	22,545	8,044
Equity method investments	404	—
Long term notes receivable	—	911
Long term notes receivable—related party	—	1,060
Other assets		339

Total assets	$62,116	$111,548

Liabilities, Redeemable Noncontrolling Interests and Stockholders’ Equity
Current liabilities:
Accounts payable	$688	$3,083
Accrued liabilities	919	9,215

Total current liabilities	1,607	12,298

Contingent consideration liability—related parties	572	1,705
Convertible promissory notes—related parties, net of discounts and deferred issuance costs	157	1,199
Convertible promissory notes and derivative liability (including a related party convertible promissory note and derivative liability of $0 and $0.3 million for 2019 and 2020, respectively)	—	978

Total liabilities	2,336	16,180

Commitments and contingencies (Note 16)
Redeemable noncontrolling interests	142	—
Stockholders’ equity:
Common stock, €0.10 par value ($0.12 and $0.12 par value at December 31, 2019 and 2020, respectively); 139,052,640 and 173,116,704 shares authorized at December 31, 2019 and 2020, respectively; 90,709,312 and 114,735,712 shares issued and outstanding at December 31, 2019 and 2020, respectively	10,510	13,372
Additional paid-in capital	69,819	261,626
Accumulated other comprehensive income (loss)	(1,426)	5,819
Accumulated deficit	(20,152)	(189,995)

Total stockholders’ equity attributable to ATAI Life Sciences B.V. stockholders	58,751	90,822
Noncontrolling interests	887	4,546

Total stockholders’ equity	59,638	95,368

Total liabilities, redeemable noncontrolling interests and stockholders’ equity	$62,116	$111,548

See accompanying notes to the consolidated financial statements.

ATAI LIFE SCIENCES B.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2020
Operating expenses:
Research and development	$3,084	$11,408
Acquisition of in-process research and development	9,674	12,020
General and administrative	5,090	80,734

Total operating expenses	17,848	104,162

Loss from operations	(17,848)	(104,162)

Other income (expense), net:
Interest income	23	71
Change in fair value of contingent consideration liability—related parties	(74)	(1,133)
Change in fair value of short term notes receivable—related party	697	718
Change in fair value of convertible promissory notes	—	(16,974)
Change in fair value of derivative liability	—	150
Unrealized gains on other investments	—	19,856
Loss on asset acquisition of a variable interest entity	—	(504)
Other income (expense), net	(272)	165

Total other income, net	374	2,349

Net loss before income taxes	(17,474)	(101,813)
Provision for income taxes	(2)	(305)
Losses from investments in equity method investees, net of tax	(6,908)	(76,507)

Net loss	(24,384)	(178,625)
Net loss attributable to redeemable noncontrolling interests and noncontrolling interests	(10,246)	(8,782)

Net loss attributable to ATAI Life Sciences B.V. stockholders	$(14,138)	$(169,843)

Net loss per share attributable to ATAI Life Sciences B.V. stockholders—basic and diluted	$(0.16)	$(1.83)

Weighted average common shares outstanding attributable to ATAI Life Sciences B.V. stockholders—basic and diluted	86,658,048	93,019,072

See accompanying notes to the consolidated financial statements.

ATAI LIFE SCIENCES B.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	Year Ended December 31,
	2019	2020
Net loss	$(24,384)	$(178,625)
Other comprehensive loss:
Foreign currency translation adjustments, net of tax	(919)	7,245

Comprehensive loss	$(25,303)	$(171,380)
Comprehensive loss attributable to redeemable noncontrolling interests and noncontrolling interests	(10,246)	(8,782)
Foreign currency translation adjustments, net of tax attributable to noncontrolling interests	—	(13)

Comprehensive loss attributable to redeemable noncontrolling interests and noncontrolling interests	(10,246)	(8,795)

Comprehensive loss attributable to ATAI Life Sciences B.V. stockholders	$(15,057)	$(162,585)

See accompanying notes to the consolidated financial statements.

ATAI LIFE SCIENCES B.V.

CONSOLIDATED STATEMENTS OF REDEEMABLE NONCONTROLLING

INTERESTS AND STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share and per share amounts)

	Redeemable Noncontrolling Interests	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity Attributable to ATAI Life Sciences AG Stockholders	Noncontrolling Interests	Total Stockholders’ Equity
		Shares	Amount
Balances at December 31, 2018 (previously reported)	$—	68,000,000	$7,943	$29,407	$(507)	$(5,324)	$31,519	$1,275	$32,794
Correction of an immaterial error (Note 2)	—	—	—	690	—	(690)	—	—	—

Balances at December 31, 2018 (as adjusted)	$—	68,000,000	$7,943	$30,097	$(507)	$(6,014)	$31,519	$1,275	$32,794
Issuance of common shares in connection with COMPASS investment (Note 5)	—	6,709,312	770	1,179	—	—	1,949	—	1,949
Issuance of common shares, net of issuance costs of $1.3 million	—	16,000,000	1,797	39,592	—	—	41,389	—	41,389
Issuance of noncontrolling interest	9,418	—	—	—	—	—	—	582	582
Purchase of noncontrolling interest in connection with the Series A stock purchase agreement with Perception (Note 4)	—	—	—	(1,106)	—	—	(1,106)	—	(1,106)
Stock-based compensation expense	—	—	—	57	—	—	57	—	57
Foreign currency translation adjustment, net of tax	—	—	—	—	(919)	—	(919)	—	(919)
Net loss	(9,276)	—	—	—	—	(14,138)	(14,138)	(970)	(15,108)

Balances at December 31, 2019	$142	90,709,312	$10,510	$69,819	$(1,426)	$(20,152)	$58,751	$887	$59,638
Issuance of common shares, net of issuance costs of $5.2 million	—	14,933,344	1,756	75,456	—	—	77,212	—	77,212
Exercise of stock options	—	320,000	38	82	—	—	120	—	120
Issuance of common shares in connection with the conversion of 2020 Convertible Promissory Notes (Note 11)	—	8,773,056	1,068	48,991	—	—	50,059	—	50,059
Issuance of noncontrolling interest	—	—	—	—	—	—	—	12,312	12,312
Issuance of subsidiary shares in connection with the Columbia stock purchase agreement (Note 17)	—	—	—	120	—	—	120		120
Stock-based compensation expense	—	—	—	67,158	—	—	67,158	—	67,158
Foreign currency translation adjustment, net of tax	—	—	—	—	7,245	—	7,245	(13)	7,232
Net loss	(142)	—	—	—	—	(169,843)	(169,843)	(8,640)	(178,483)

Balances at December 31, 2020	$—	114,735,712	$13,372	$261,626	$5,819	$(189,995)	$90,822	$4,546	$95,368

See accompanying notes to the consolidated financial statements.

ATAI LIFE SCIENCES B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,
	2019	2020
Cash flows from operating activities
Net loss	$(24,384)	$(178,625)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	6	24
Amortization of debt discount	—	64
Change in fair value of contingent consideration liability—related parties	74	1,133
Change in fair value of short term notes receivable—related parties	(697)	(718)
Change in fair value of convertible promissory notes	—	16,974
Change in fair value of derivative liability	—	(150)
Unrealized gains on other investments	—	(19,856)
Impairment of other investments	628	—
Losses from investments in equity method investees	6,908	76,507
In-process research and development expense	9,674	12,020
Stock-based compensation	57	67,158
Loss on asset acquisition of a variable interest entity	—	504
Unrealized foreign exchange gains	—	(155)
Other	14	(96)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(816)	(1,150)
Accounts payable	249	1,704
Accrued liabilities	441	3,896

Net cash used in operating activities	(7,846)	(20,766)

Cash flows from investing activities
Purchases of property and equipment	(19)	(59)
Cash acquired in asset acquisitions, net	544	276
Purchases of short-term notes receivable—related party	(8,319)	(226)
Cash paid for other investments	(11,550)	(23,920)
Cash paid for equity method investments	—	(2,088)
Purchases of long-term notes receivable	—	(1,916)
Sale of other investments	10,313	—
Other	—	(338)

Net cash used in investing activities	(9,031)	(28,271)

Cash flows from financing activities
Proceeds from issuance of common stock	42,684	82,439
Cash paid for common stock issuance costs	(1,295)	(1,314)
Purchase of noncontrolling interest	(1,000)	—
Cash paid for deferred offering costs	—	(696)
Proceeds from issuance of convertible promissory notes—related parties	—	1,022
Proceeds from issuance of convertible promissory notes	—	30,437
Exercise of stock options	—	120
Proceeds from the issuance of convertible promissory notes (including proceeds from a related party convertible promissory note of $0 and $0.3 million for 2019 and 2020, respectively)	—	1,044

Net cash provided by financing activities	40,389	113,052

Effect of foreign exchange rate changes on cash	(372)	3,169

Net increase in cash	23,140	67,184

Cash—beginning of year	6,922	30,062

Cash—end of year	$30,062	$97,246

Supplemental disclosures of non-cash investing and financing information:
Conversion of short term note receivable in connection with an asset acquisition	$127	$—
Issuance of common stock in exchange for shares in equity method investment	$1,949	$—
Fair value of contingent consideration related to the exercise of call option	$106	$—
Conversion of short term notes receivable for other investments	$6,627	$9,003
Fair value of redeemable noncontrolling interests issued in connection with asset acquisitions	$9,418	$—
Fair value of noncontrolling interests issued in connection with asset acquisitions	$582	$12,312
Issuance of common shares in connection with the conversion of convertible promissory notes	$—	$50,059
Deferred offering costs in accounts payable	$—	$358
Deferred offering costs in accrued liabilities	$—	$468
Common stock issuance costs in accounts payable	$—	$94
Common stock issuance costs in accrued liabilities	$—	$3,819
Conversion of other investments into equity method investments	$—	$53,101
Issuance of subsidiary shares in connection with a stock purchase agreement	$—	$120
Issuance of derivative instrument related to convertible promissory notes	$—	$364

See accompanying notes to the consolidated financial statements.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

ATAI Life Sciences B.V. (formerly Adripa Holding B.V.) (“ATAI”) is the parent company of ATAI Life Sciences AG and, along with its subsidiaries, is a clinical-stage biopharmaceutical company aiming to transform the treatment of mental health disorders. ATAI was founded to address the significant unmet need and lack of innovation in the mental health treatment landscape as well as the emergence of therapies that previously may have been overlooked or underused, including psychedelic compounds and digital therapies. ATAI is headquartered in Berlin, Germany.

ATAI was incorporated pursuant to the laws of the Netherlands as a Dutch private company with limited liability on September 10, 2020 for the purposes of becoming a holding company for ATAI Life Sciences AG and for the purposes of consummating the corporate reorganization described below. ATAI has not conducted any operations prior to the corporate reorganization other than activities incidental to its formation. ATAI Life Sciences AG was formed as a separate company on February 7, 2018.

ATAI has either created wholly owned subsidiaries or has made investments in certain controlled entities, including variable interest entities (“VIEs”) for which ATAI is the primary beneficiary under the VIE model (collectively, the “Company”). In 2020, the Company launched several wholly owned subsidiaries including Viridia Life Sciences (“Viridia”), EmpathBio, Inc. (“EmpathBio”), Revixia Life Sciences, Inc. (“Revixia”) and IntroSpect Digital Therapeutics, Inc. (“IntroSpect”). These subsidiaries are all incorporated under the laws of Delaware. The principal activities of these subsidiaries are as follows: Viridia is dedicated to the clinical study and production of the DMT molecule as a therapeutic for treatment resistant depression. EmpathBio is developing derivatives of MDMA for the treatment of post-traumatic stress disorder. Revixia is developing a naturally occurring psychedelic compound to initially treat treatment resistant depression. IntroSpect is focused in developing a digital therapeutic platform to improve patient outcomes through personalized care and to be used along with other therapeutics developed through the Company’s research and development programs in various platform companies.

Subsequent to December 31, 2020, in preparation for the Company’s initial public offering (“IPO”), the Company commenced a corporate reorganization (the “Corporate Reorganization”), resulting in no change in the carrying values of assets and liabilities. In April 2021, as part of the Corporate Reorganization, all shareholders of ATAI Life Sciences AG exchanged each of the shares held by them for 10 newly issued shares of ATAI Life Sciences B.V. and, as a result, ATAI Life Sciences AG became a wholly owned subsidiary of ATAI Life Sciences B.V. No other shareholder rights or preferences changed as a result of this reorganization. On June 7, 2021, the existing issued shares of ATAI Life Sciences B.V. were split applying a ratio of 1.6 to one, and the nominal value was reduced to €0.10 without changing the aggregate issued share capital. Immediately preceding the Company’s IPO, ATAI Life Sciences B.V. will convert into a Dutch public company and change its name to ATAI Life Sciences N.V. There are no material differences between the financial information of ATAI Life Sciences B.V. and ATAI Life Sciences AG, other than the impact of the 10 to 1 share exchange and the 1.6 to one share split, which has been given retroactive application in these financial statements. In connection with the Corporate Reorganization, outstanding option grants of ATAI Life Sciences AG were exchanged for option grants of ATAI Life Sciences B.V. with identical restrictions. ATAI Life Sciences B.V. is a holding company with nominal activity. These transactions are detailed below:

•

Exchange of ATAI Life Sciences AG Securities for ATAI Life Sciences B.V. Common Shares and Share Split: In April 2021, the existing shareholders of ATAI Life Sciences AG each became a party to a separate notarial deed of issue under Dutch law and (i) subscribed for new common shares in ATAI Life Sciences B.V. and (ii) transferred their respective shares in ATAI Life Sciences AG, on a 1 to 10 basis (the “Exchange Ratio”), to ATAI Life Sciences B.V. as a contribution in kind on the common shares in ATAI Life Sciences B.V. As a result of the issuance of common shares in ATAI Life Sciences B.V. to the

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

shareholders of ATAI Life Sciences AG and the contribution and transfer of their respective shares in ATAI Life Sciences AG to ATAI Life Sciences B.V., ATAI Life Sciences AG became a wholly owned subsidiary of ATAI Life Sciences B.V. No shareholder rights or preferences changed as a result of the share for share exchange. Consequently, the former shareholders of ATAI Life Sciences AG held an aggregate of 137,569,776 common shares, with a nominal value of €0.10 per share, of ATAI Life Sciences B.V.

On June 7, 2021, shares of ATAI Life Sciences B.V. were split applying a ratio of 1.6 to one, and the nominal value of the shares was reduced to €0.10, pursuant to a shareholders’ resolution and amendment to the articles of association.

•

Conversion of ATAI Life Sciences B.V. into ATAI Life Sciences N.V.: Immediately preceding the Company’s IPO, the legal form of ATAI Life Sciences B.V. will be converted from a Dutch private company with limited liability to a Dutch public company, and the articles of association of ATAI Life Sciences N.V., will become effective. Following the Corporate Reorganization, ATAI Life Sciences N.V. will become the holding company of ATAI Life Sciences AG.

The Company consolidates its wholly owned subsidiaries and also consolidates its controlled entities under the VIE model (See Note 4).

The accompanying consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and include the accounts of ATAI, its wholly owned subsidiaries and controlled entities. All intercompany transactions and accounts have been eliminated in consolidation.

Impact of COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of COVID-19 coronavirus pandemic, a novel strain of coronavirus, a global pandemic. The full extent to which COVID-19 will ultimately impact our business, preclinical trials and financial results will depend on future developments, which are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. Global health concerns, such as the COVID-19 pandemic, could also result in social, economic and labor instability in the countries in which the Company, its programs, or the third parties with whom the Company or they engage and or operate. The Company has taken temporary precautionary measures intended to help minimize its risk of the virus for its employees, including closing its offices and temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for its employees, delaying and changing the location of trials and discouraging employee attendance at industry events and in-person work-related meetings, all of which has not had adverse material impact to the Company’s business, financial condition, and results of operations. The extent of the impact of the COVID-19 pandemic on the Company’s preclinical studies or clinical trial operations, the Company’s supply chain and manufacturing and the Company’s office-based business operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration or severity of the pandemic or the effectiveness of containment actions or treatments. As a result, research and development expenses and general and administrative expenses may vary significantly if there is an increased impact from COVID-19 on the costs and timing associated with the conduct of the clinical trial and other related business activities. The Company is carefully monitoring the pandemic and the potential length and depth of the resulting economic impact on its financial condition and results of operations.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Liquidity and Going Concern

In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Company has incurred significant losses and negative cash flows from operations since its inception and expects to continue to incur losses and negative cash flows for the foreseeable future. The Company has historically financed its operations through the sale of its common stock and convertible notes. In addition, the Company has access to a credit facility of $2.4 million with Raiffeisenbank Attersee-Süd eGen (“Attersee”) which it has not yet drawn upon. The Company incurred net losses of $24.4 million and $178.6 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, the Company had cash of $97.2 million, its accumulated deficit was $190.0 million, and the Company had net cash used in operating activities for the year ended December 31, 2020 of $20.8 million.

To date, none of the Company’s product candidates have been approved for sale and, therefore, the Company has not generated any revenue from product sales. Management expects operating losses to continue for the foreseeable future.

The Company believes that its existing cash of $97.2 million as of December 31, 2020, together with the issuance of Perception convertible notes of $0.8 million in January 2021, the $170.4 million of gross cash proceeds received from the Company’s sale of its common stock in January and March 2021 (see Note 20), and the availability under its credit facility will be sufficient to continue as a going concern for at least the next twelve months from the date of issuance of these consolidated financial statements.

2. Summary of Significant Accounting Policies

Variable Interest Entities and Voting Interest Entities

The Company consolidates those entities in which it has a direct or indirect controlling financial interest based on either the variable interest model (the “VIE model”) or the voting interest model (the “VOE model”).

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity’s operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, the Company considers all the facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes identifying the activities that most significantly impact the VIE’s economic performance and identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (management and representation on the board of directors) and have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities of a VIE.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

To assess whether the Company has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, the Company considers all of its economic interests, which primarily include equity investments in preferred and common stock and notes receivable that are convertible into preferred stock, that are deemed to be variable interests in the VIE. This assessment requires the Company to apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing the significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held across various classes within the VIE’s capital structure; and the reasons why the interests are held by the Company.

At the VIE’s inception, the Company determines whether it is the primary beneficiary and if the VIE should be consolidated based on the facts and circumstances. The Company then performs on-going reassessments of the VIE based on reconsideration events and reevaluates whether a change to the consolidation conclusion is required each reporting period. If the Company is not deemed to be the primary beneficiary in a VIE, the Company accounts for the investment or other variable interests in a VIE in accordance with the applicable GAAP (See Note 4).

Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights (See Note 4).

Acquisitions

The Company evaluates each of its acquisitions under the accounting framework in Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, to determine whether the transaction is a business combination or an asset acquisition. In determining whether an acquisition should be accounted for as a business combination or an asset acquisition, the Company first performs a screen test to determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the acquired set is not deemed to be a business and is instead accounted for as an asset acquisition. If this is not the case, the Company then further evaluates whether the acquired set includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, the Company concludes that the acquired set is a business. During the years ended December 31, 2019 and 2020, the Company did not have any acquisitions that were accounted for as business combinations.

For asset acquisitions that involve the initial consolidation of a VIE that is not a business for which ATAI is the primary beneficiary, the transactions are accounted for under ASC 810, Consolidation, and no goodwill is recognized. Rather, the Company recognizes the identifiable assets acquired (excluding goodwill), the liabilities assumed, and any noncontrolling interests as though the VIE was a business and subject to the guidance on recognition and measurement in a business combination under ASC 805, and recognizes a gain or loss for the difference between (a) the sum of the fair values of consideration paid (including any contingent consideration) and noncontrolling interests, (b) the fair value of the VIE’s identifiable assets and liabilities, and (c) the reported amounts of any previously held interests. Acquisition-related expenses incurred by the Company in asset acquisitions that involve the initial consolidation of a VIE that is not a business, are not included as a component of consideration transferred, but are accounted for as an expense in the period in which the costs are incurred. In an asset acquisition, including the initial consolidation of a VIE that is not a business, acquired in-process research and development (“IPR&D”) with no alternative future use is charged to research and development expense at the acquisition date.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Method Investments and Other Investments

The Company holds investments in equity method investees and other investments in non-consolidated entities.

Equity Method Investments

The Company utilizes the equity method to account for investments when it possesses the ability to exercise significant influence, but not control, over the operating and financial decisions of the investee. Generally, the ability to exercise significant influence is presumed when the investor possesses more than 20% of the voting interests of the investee. This presumption may be overcome based on specific facts and circumstances that demonstrate that the ability to exercise significant influence is not present. The Company applies the equity method to investments in common stock and to other investments in non-consolidated entities that have risk and reward characteristics that are substantially similar to an investment in the investee’s common stock.

In applying the equity method, the Company’s investments are initially recorded at cost on the consolidated balance sheets. Upon recording an equity method investment, the Company evaluates whether there are basis differences between the carrying value and fair value of the Company’s proportionate share of the investee’s underlying net assets. Typically, the Company amortizes basis differences identified on a straight-line basis over the underlying assets’ estimated useful lives when calculating the attributable earnings or losses, excluding the basis differences attributable to in-process research and development (IPR&D) that had no alternative future use. To the extent a basis difference relates to IPR&D and the investee is not a business as defined in ASC 805, the Company immediately expenses such basis difference related to IPR&D. If the Company is unable to attribute all the basis difference to specific assets or liabilities of the investee, the residual excess of the cost of the investment over the proportional fair value of the investee’s assets and liabilities is recognized within the equity investment balance.

The Company subsequently adjusts the carrying amount of the investment by the Company’s proportionate share of the net earnings or losses and other comprehensive income or loss of the investee based on the Company’s percentage of common stock or in-substance common stock ownership during the respective reporting period. The Company records its share of the results of equity method investees and any impairment related to equity method investments as earnings or losses from investments in equity method investees, net of tax in the consolidated statements of operations. In the event that net losses of the investee reduce the carrying amount to zero, additional net losses may be recorded if the Company has other investment or other outstanding loans and advances to the investee and would be determined based on the Company’s proportionate share of the respective class of securities.

Currently the Company is not obligated to make additional capital contributions for its equity method investments, and therefore only records losses up to the amount of its total investment, inclusive of other investments in and loans to the investee, which are not accounted for as equity method investments. To the extent that the Company’s share of losses of the equity method investee on a cumulative basis exceeds its total investment amount, inclusive of its equity method investment, other investments, and loans, the Company will discontinue equity method loss recognition as the Company does not have guaranteed obligations of the investee nor has the Company otherwise committed to provide further financial support for the investee. The Company will resume recording its share of losses in future periods only after its share of the earnings of the equity method investee equals the Company’s share of losses not recognized during the suspended period. The Company evaluates additional equity method investments made after the suspension of loss recognition to determine whether such investments represent the funding of prior suspended losses of the equity method investee. Through the period ended December 31, 2020, any additional investments did not relate to funding of prior losses or a

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

commitment to provide financial support to the Company’s investees and, therefore the additional investments were accounted for under the equity method under which the Company recognized only its share of losses of the equity method investee that were incurred after the additional investment was made.

Equity method investments are reviewed for indicators of other-than-temporary impairment at each reporting period. Equity method investments are written down to fair value if there is evidence of a loss in value that is other-than-temporary. Methodologies that the Company may use to estimate the fair value of its equity method investments include, but are not limited to, considering recent investee equity transactions, discounted cash flow analysis, recent operating results, comparable public company operating cash flow multiples and in certain situations, balance sheet liquidation values. If the fair value of the investment has declined below the carrying amount, management considers several factors when determining whether an other-than-temporary decline has occurred, such as the length of the time and the extent to which the estimated fair value or market value has been below the carrying value, the financial condition and the near-term prospects of the investee, the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value and general market conditions. The estimation of fair value and whether an other-than-temporary impairment has occurred requires the application of significant judgment and future results may vary from current assumptions. If declines in the value of the equity method investments are determined to be other-than-temporary, a loss is recorded in earnings in the current period as a component of losses from investments in equity method investees, net of tax on the consolidated statements of operations. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. This evaluation consists of several qualitative and quantitative factors including recent financial results and operating trends of the investee, implied values in recent transactions of investee securities, or other publicly available information that may affect the value of the Company’s investments. The Company presents income/losses from equity investments and any impairment related to equity method investments as losses from investments in equity method investees on the consolidated statement of operations. The Company recognized an immaterial other-than-temporary impairment charge in connection with its equity method investments in the consolidated statement of operations during the year ended December 31, 2019. The Company did not identify factors that would indicate that a potential other-than-temporary impairment of the carrying values of its equity method investments had occurred during the year ended December 31, 2020.

Other Investments

Other investments include ownership rights that either (i) do not provide the Company with control or significant influence, or (ii) do not have risk and reward characteristics that are substantially similar to an investment in the investee’s common stock. The Company records such investments under the measurement alternative method pursuant to ASC 321 as these investments do not have readily determinable fair values. Under the measurement alternative method, the Company records the investment at cost less impairment losses, if any, unless it identifies observable price changes in orderly transactions for the identical or a similar investment of the same issuer, in which case the Company will measure its investments at fair value as of the date that the observable transaction occurred. Such investments are presented as Other Investments on the consolidated balance sheets and any impairment recognized related to these investments are presented in other expenses, net on the consolidated statements of operations.

The Company performs a qualitative assessment at each reporting period considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that the Company considers include but are not limited to; i) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, ii) a significant adverse change in the regulatory, economic, or technological environment of the investee, iii) a significant adverse change in the general market condition of either the

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

geographical area or the industry in which the investee operates, iv) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; v) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants. If the qualitative assessment indicates that an investment is impaired, a loss is recorded equal to the difference between the fair value and carrying value of the investment.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to the fair value of the Company’s short term notes receivable—related party with Innoplexus AG and COMPASS Pathways plc, convertible promissory notes—related parties issued in 2020, convertible promissory notes issued in connection with the 2020 convertible note agreement (the “2020 Convertible Notes”), contingent consideration liability—related parties, derivative liability associated with the Perception convertible promissory notes, redeemable noncontrolling interests, and noncontrolling interests recognized in acquisitions, the valuations of common shares and share-based awards, and accruals for research and development costs.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from those estimates or assumptions.

Segments

The Company operates and manages the business as one reporting and one operating segment, which is the business of identifying and advancing mental health innovations. The Company has determined that its chief executive officer is the chief operating decision maker (“CODM”). The CODM reviews consolidated operating results to make decisions about allocating resources or capital to specific compounds or projects in line with overall Company’s strategies and goals. The Company operates in two geographic regions primarily in the United States and Germany.

Concentrations of Credit Risk and Other Risks and Uncertainties

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and all notes receivables. The Company’s cash is mainly held in financial institutions in the United States, Austria, Germany and Australia. Amounts on deposit may at times exceed federally insured limits. The credit risk associated with the Company’s investment in all notes receivables is deemed to be limited based on the Company’s evaluation and monitoring of the liquidity and capital resources of the counterparties.

The Company is subject to certain risks and uncertainties and believes that changes in any of the following areas could have a material adverse effect on future financial position or results of operations: ability to obtain future financing; regulatory approval and market acceptance of, and reimbursement for, product candidates; performance of third-party clinical research organizations and manufacturers upon which the Company relies; protection of the Company’s intellectual property; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; and the Company’s ability to attract and retain employees

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

necessary to support its growth. In addition, to the extent the ongoing COVID-19 pandemic adversely affects the Company’s business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties discussed above.

The Company is dependent on third-party manufacturers to supply products and services for research and development activities in its programs. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for the active pharmaceutical ingredients and formulated drugs and services related to these programs. These programs could be adversely affected by a significant interruption in the supply of active pharmaceutical ingredients and formulated drugs. For 2020, there was no material adverse impact to the Company’s business, financial condition, and results of operations due to COVID-19 pandemic.

Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. As of December 31, 2019 and 2020, cash consisted of cash on deposit and cash held in high-yield savings accounts. The Company had no cash equivalents at December 31, 2019 and 2020.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings, including the initial public offering (“IPO”), as deferred costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity (deficit) as a reduction of proceeds generated as a result of the offering. Should an in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statement of operations. During the years ended December 31, 2019 and 2020, the Company incurred $0 and $1.6 million of deferred offering costs, respectively, in connection with its IPO registration process.

Fair Value Option

As permitted under ASC Topic 825, Financial Instruments (ASC 825), the Company has elected the fair value option to account for its short term notes receivable—related party with Innoplexus AG and COMPASS Pathways plc and the 2020 Convertible Notes. In accordance with ASC 825, the Company records these convertible notes receivable and the 2020 Convertible Notes at fair value with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations. As a result of applying the fair value option, direct costs and fees related to the convertible notes receivable and the 2020 Convertible Notes were expensed as incurred and were not deferred. The Company concluded that it was appropriate to apply the fair value option to the convertible notes receivable and the 2020 Convertible Notes because they are assets and liabilities, respectively, that are not, in whole or in part, classified as a component of shareholders’ equity. In addition, the convertible notes receivable and the 2020 Convertible Notes met other applicable criteria for electing fair value option under ASC 825.

Fair Value Measurements

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s preferred stock tranche obligation, contingent consideration liability—related parties, short term notes receivable—related party with Innoplexus AG and COMPASS Pathways plc, the 2020 Convertible Notes, and derivative liability associated with the Perception convertible promissory notes are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above (See Note 7). The carrying amount reflected in the accompanying consolidated balance sheets for cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values, due to their short-term nature.

The carrying amounts of the Company’s convertible promissory notes—related parties issued in 2018 and 2020 (collectively, the “2018 Convertible Notes”) do not approximate fair value because the fair value is driven by the underlying value of the Company’s common stock to which the notes are able to be converted. As of December 31, 2019, the carrying amount and fair value amount for convertible promissory note issued in 2018 was $0.2 million and $0.4 million, respectively. As of December 31, 2020, the carrying amount and fair value amount for convertible promissory note issued in 2018 was $0.2 million and $12.3 million, respectively. As of December 31, 2020, the carrying amount and fair value amount for convertible promissory note issued in 2020 was $1.0 million and $64.4 million, respectively.

The carrying amounts of the Perception convertible promissory notes issued during 2020, do not approximate fair value because carrying amounts are net of unamortized debt discounts. The fair value of the Perception convertible promissory notes was determined based on the changes in expectation and increase in probability of occurrence of certain conversion events, including a qualified equity financing and a licensing transaction, that would have beneficial conversion terms for the note holders. See Note 11 for additional discussion. As of December 31, 2020, the carrying amount and fair value amount for Perception convertible promissory notes was $0.8 million and $4.6 million, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs that do not improve or extend the life of the assets are expensed when incurred. Upon

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

sale or retirement of assets, the cost and accumulated depreciation are removed from the consolidated balance sheets and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. The Company’s estimated useful lives of its office equipment and computers is three years.

Notes Receivable

The Company has certain notes receivable that are carried at cost, which includes the principal value of the note receivable, accrued interest and net of any payments received and impairment losses recognized. Generally, a loan is considered to be impaired when it is probable that the Company will not be able to collect any remaining amounts due in accordance with contractual terms of the loans and the amount of the loss can be reasonably estimated. As of December 31, 2020, there is no impairment loss recognized associated with the notes receivable that are carried at cost. Based on the terms of the notes receivable, certain notes receivable are classified as long term as their payments are due after 12 months from the balance sheet date.

Contingent Consideration Liability—Related Parties

In connection with the Company’s acquisition of Perception Neuroscience Holdings, Inc. (“Perception”), the Company is obligated to pay contingent milestone and royalties to one of the founders of Perception. Also, Perception entered into a call option agreement with the other founder of Perception whereby Perception was granted an option to repurchase 2,350,000 shares of its Class B common stock from the other founder (See Note 4 and Note 18). Upon exercise of the call option, the other founder was entitled to receive a contingent consideration payment.

The contingent consideration liability—related parties was initially recognized as a liability and measured at fair value at the acquisition date or at the exercise date in connection with the call option, and is subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of other income (expense), net in the Company’s consolidated statements of operations.

Convertible Promissory Notes and Derivative Liability

The Company does not use derivative instruments to hedge exposures to interest rate, market, or foreign currency risks. The Company evaluates all of its financial instruments, including convertible promissory notes, to determine if such instruments contain features that meet the definition of embedded derivatives.

Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. Bifurcated embedded derivatives are recognized at fair value, with changes in fair value recognized in the consolidated statements of operations at each reporting period. Bifurcated embedded derivatives are classified with the related host contract in the Company’s consolidated balance sheets.

On March 16, 2020, Perception entered into a convertible promissory note agreement with the Company and other investors, including related parties, which provided for the issuance of convertible notes of $3.3 million to the Company and $0.6 million to other investors. On December 1, 2020, Perception entered into an additional convertible promissory note agreement with the Company and other investors, including related parties, which provided for the issuance of convertible notes of $5.8 million to the Company and $0.4 million to other investors. The Perception convertible promissory notes issued to the Company represent intercompany debt and are eliminated upon consolidation.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Perception convertible promissory notes contain certain embedded features, which are redemption features and meet the definition of derivative instruments. The Company classifies these instruments as a liability on its consolidated balance sheets as the redemption features involve substantial discounts, provide for the accelerated repayment of the notes upon the occurrence of specified events, and are not clearly and closely related to its host instrument. The derivative liability was initially recorded at fair value upon issuance of the convertible promissory notes and is subsequently remeasured to fair value at each reporting date. Both the Perception convertible promissory notes and the derivative liability have been classified as long-term and presented as convertible promissory notes and derivative liability in the Company’s consolidated balance sheets. Changes in the fair value of the derivative liability are recognized as a component of other income (expense), net in the consolidated statements of operations. Changes in the fair value of the derivative liability will continue to be recognized until the convertible promissory notes are no longer outstanding.

Research and Development

Research and development costs are expensed as incurred. Research and development consist of salaries, benefits and other personnel related costs including equity-based compensation expense, laboratory supplies, preclinical studies, clinical trials and related clinical manufacturing costs, costs related to manufacturing preparations, fees paid to other entities to conduct certain research and development activities on the Company’s behalf and allocated facility and other related costs. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed.

Research Contract Costs and Accruals

The Company records accrued liabilities for estimated costs of research and development activities conducted by third-party service providers, which include the conduct of preclinical studies and clinical trials, and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and includes these costs in accrued liabilities in the consolidated balance sheets and within research and development expense in the consolidated statements of operations. These costs are a significant component of the Company’s research and development expenses. Examples of estimated research and development expenses that the Company accrues include:

•	fees paid to CROs in connection with preclinical and toxicology studies and clinical studies;

•	fees paid to investigative sites in connection with clinical studies;

•	fees paid to CMOs in connection with clinical study materials; and

•	professional service fees for consulting and related services

The Company accrues for these costs based on factors such as estimates of the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and in accordance with agreements established with its third-party service providers for such services. The Company makes significant judgments and estimates in determining the accrued research and development liabilities balance in each reporting period. As actual costs become known, the Company adjusts its accrued estimates. Although the Company does not expect its estimates to be materially different from amounts actually incurred, the status and timing of services performed, the number of patients enrolled in clinical trials and the rate of patient enrollment may vary from its estimates and could impact amounts recorded in a particular period. The Company’s accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers. The Company

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

records advance payments to service providers as prepaid assets, which are expensed as the contracted services are performed. To date, there have been no material differences between the Company’s accrued costs and actual costs.

Stock-Based Compensation

The Company accounts for all stock-based payment awards granted to employees, directors and non-employees as stock-based compensation expense based on their grant date fair value. The Company grants equity awards under its stock-based compensation programs, which may include stock options and restricted common stock. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. Since the adoption of ASU 2018-07, the measurement date for non-employee awards is the date of grant, and stock-based compensation costs are recognized in the same period and in the same manner as if the entity had paid cash for the goods or services. Stock-based compensation expense is classified in the accompanying consolidated statements of operations based on the function to which the related services are provided. The Company has elected to recognize forfeitures of stock-based compensation awards as they occur.

The Company recognizes the compensation cost of awards subject to service-based and performance-based vesting conditions using the accelerated attribution method over the requisite service period if the performance-based vesting conditions are probable of being met. Recognition of compensation cost relating to awards that vest on a “Liquidity Event” (as defined in the award) will be deferred until the consummation of such transaction.

The Company calculates the fair value of stock options granted by using the Black-Scholes option-pricing model with the following assumptions:

Expected Volatility—The Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected life.

Expected Term—The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding.

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent expected term at the grant date.

Dividend Yield—The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Because the Company is privately held and there is no public market for its stock, the fair value of the Company and its subsidiaries equity are approved by the Company or its subsidiaries’ board of directors as of the date stock-based awards are granted. The Company calculates the fair value of its common stock by considering independent valuations by a third-party valuation specialist and considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by the Company to independent third parties or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. The Company believes the combination of these factors provides an appropriate estimate of the expected fair value of the Company and reflects the best estimate of the fair value of the Company’s common stock at each grant date.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Noncontrolling Interests

The Company recognizes noncontrolling interests related to its consolidated VIEs in the consolidated balance sheets as a component of equity, separate from ATAI stockholders’ equity. Changes in the Company’s ownership interest in a consolidated VIE that do not result in a loss of control are accounted for as equity transactions. The noncontrolling interests related to its consolidated VIEs are initially recorded at fair value. Net losses in consolidated VIEs are attributed to noncontrolling interests considering the liquidation preferences of the different classes of equity held by the shareholders in the VIE and their respective interests in the net assets of the consolidated VIE in the event of liquidation, and their pro rata ownership.

In addition, the Company evaluates the classification of noncontrolling interests based upon a review of the legal provisions governing the redemption of such interests as the obligation to redeem these shares are triggered by events that are within the control of the Company. The Company evaluates individual noncontrolling interests for the ability to recognize the noncontrolling interest as permanent equity on the consolidated balance sheets at the time such interests are issued and on a continual basis. Any noncontrolling interest that fails to qualify as permanent equity are considered redeemable noncontrolling interests and reclassified as temporary equity.

The amount of net loss attributable to noncontrolling interests are included in consolidated net loss on the face of the consolidated statements of operations. Net losses attributed to noncontrolling interests were $1.0 million and $8.6 million in 2019 and 2020, respectively. Refer to Note 4 for further information.

Redeemable Noncontrolling Interests

Noncontrolling interests related to certain consolidated VIE are subject to redemptions by third-party investors. As these interests are redeemable upon the occurrence of events that are not solely within the control of the Company, amounts relating to third-party interests in such consolidated entities are classified in the temporary equity as redeemable noncontrolling interest within the consolidated balance sheets. The redeemable noncontrolling interests related to its consolidated VIEs are initially recorded at fair value. Net losses in consolidated VIEs are attributed to redeemable noncontrolling interests considering their liquidation preferences for the different classes of equity held by the shareholders in the VIE and their respective interests in the net assets of the consolidated VIE.

The amount of net loss attributable to redeemable noncontrolling interests are included in the consolidated net loss on the face of the consolidated statements of operations. Net losses attributed to redeemable noncontrolling interests were $9.3 million and $0.1 million in 2019 and 2020. Refer to Note 4 for further information.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in its tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company accounts for uncertainty in income taxes by recognizing in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. As of December 31, 2019 and 2020, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Australian R&D Tax Credits

The Company recognizes research and development (“R&D”) tax credits which are claimed under the Australian R&D Tax Incentive program. Payments by the Company under the program are issued annually by the Australian tax authorities. Significant estimates are not made in connection with the tax credits as the credits are claimed as reimbursement of specific costs incurred in connection with certain clinical development and clinical trial activities. The Company claims such refundable tax credits with its corporate income tax return and is required to recertify as a qualified R&D entity annually with the relevant Australian governmental authority to claim the refundable R&D tax credits on its corporate income tax return. The R&D tax credits are included as a component of other income (expense), net in the consolidated statements of operations. For the years ended December 31, 2019 and 2020, the Company recorded $0.3 million and $0.6 million, respectively, R&D tax credits.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. The Company maintains the financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. The majority of the Company’s expenses are incurred in U.S. dollars and Euro, and the majority of the Company’s cash is held in a combination of U.S. dollars and Euro.

The Company’s functional currency is in Euro and the functional currency of the Company’s subsidiaries is generally their local currency. Accordingly, assets and liabilities are generally translated into U.S. dollars at the current rates of exchange as of the balance sheet date, and revenues and expenses are translated using weighted-average rates prevailing during the period. Investments accounted for under the equity method and stockholders’ equity are translated based on historical exchange rates. Adjustments from foreign currency translation, net of tax are included as a separate component of accumulated other comprehensive income (loss).

Exchange gains or losses arising from foreign currency transactions are included in other income (expense), net in the consolidated statements of operations. The Company’s foreign exchange losses were immaterial and $0.1 million for the years ended December 31, 2019 and 2020, respectively.

Comprehensive Loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. For the years ended December 31, 2019 and 2020, comprehensive loss of $0.9 million and comprehensive gain of $7.2 million, respectively, were related to foreign currency translation adjustments, net of tax.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Loss per Share Attributable to Common Stockholders

The Company has reported losses since inception and has computed basic net loss per share attributable to common stockholders by dividing net loss attributable to common stockholders by the weighted-average number of common stock outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per common share after giving consideration to all potentially dilutive common stock, including convertible notes and stock options, outstanding during the period determined using the if-converted and treasury-stock methods, respectively, except where the effect of including such securities would be antidilutive. Because the Company has reported net losses since inception, these potential convertible notes and stock options to purchase ATAI’s common stock have been anti-dilutive and basic and diluted loss per share are the same since the effects of the potentially dilutive securities are antidilutive.

Correction of Immaterial Error

Subsequent to issuance of the Company’s consolidated financial statements as of and for the years ended December 31, 2019 and 2020, the Company corrected an error related to the issuance of the 2018 Convertible Notes and associated non-cash compensation expense for the year ended December 31, 2018 (see Note 11 for further discussion). The Company determined that the 2018 Convertible Notes were issued in exchange for services provided by the founders of Perception and were fully vested and non-forfeitable upon issuance. These instruments were therefore considered share-based compensation awards, and the instruments were measured at their grant date fair value based on a Black-Scholes option-pricing model. Management has concluded that the prior period error related to 2018 was immaterial to the previously issued financial statements and has elected to correct the error in the prior periods. As a result, the balances in the previously issued consolidated financial statements as of and for the years ended December 31, 2019 and 2020 have been adjusted to reflect the correction which resulted in an increase in additional paid-in capital and accumulated deficit of $0.7 million. The immaterial error correction did not have an impact on the consolidated statements of operations and comprehensive loss for the years ended December 31, 2019 and 2020.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

As described in “Recently Adopted Accounting Pronouncements” below, the Company early adopted multiple accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.

Recently Adopted Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which changes how companies, recognize, measure, present and make disclosures about certain financial assets and financial liabilities. Under this guidance, entities have to measure equity investments

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(except those accounted for under the equity method, those that result in consolidation of the investee and certain investments in non-consolidated entities) at fair value and recognize any changes in fair value in net income. Entities can elect a measurement alternative, defined as cost minus impairment, if any, plus or minus changes resulting from observable price changes for equity investments that do not have readily determinable fair values and do not qualify for the practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent). ASU 2016-01 does not change the guidance for recognizing and measuring investments in debt securities. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU 2016-01 is effective for the Company for fiscal years beginning after December 15, 2018, and all interim periods thereafter. The Company adopted this standard on January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting, (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for stock-based payment transactions. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU 2016-09 was effective for the Company for fiscal years beginning after December 15, 2018, and all interim periods thereafter. The Company elected to account for forfeitures as they occur on the effective date. The Company adopted this standard on January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (Topic 230). This standard clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU 2016-15 is effective for the Company for fiscal years beginning after December 15, 2018, and all interim periods thereafter. The Company adopted this standard on January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business (“ASU 2017-01”), which changes the definition of a business in an effort to help entities determine whether a set of transferred assets and activities is a business. The guidance requires an entity to first evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the set of transferred assets and activities is not a business. If the threshold is not met, the entity evaluates whether the set meets the requirements of a business, which includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU 2017-01 is effective for the Company for fiscal years beginning after December 15, 2018, and all interim periods thereafter. The Company adopted this standard on January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718), which simplifies the accounting for stock-based payments to nonemployees by aligning it with the accounting for stock-based payments to employees and directors, with certain exceptions. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU 2018-07 is effective for the Company for fiscal years beginning after December 15, 2020, and all interim periods thereafter. Early adoption is permitted. The Company adopted this standard on January 1, 2019. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurements, which changes the fair value measurement disclosure requirements of ASC Topic 820. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The Company adopted this standard on January 1, 2020 and provided necessary disclosures in Note 7—Fair Value Measurements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the consolidated financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The standard is effective for the Company beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the expected impact that the standard could have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The standard is effective for the Company beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact that the adoption will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. The new guidance provides for the deferral of implementation costs for cloud computing arrangements and expensing those costs over the term of the cloud services arrangement. The ASU is effective for the Company for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The Company is currently in the process of finalizing its assessment of the impact of adopting this ASU and does not believe this ASU will have a material impact on its consolidated financial statements.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The guidance changes the guidance for determining whether a decision-making fee is a variable interest. Under the new ASU, indirect interests held through related parties under common control will now be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. Such indirect interests were previously treated the same as direct interests. This ASU is effective for the Company for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The Company is currently in the process of finalizing its assessment of the impact of adopting this ASU and does not believe this ASU will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify the accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The ASU is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years. The Company does not expect the adoption of ASU 2019-12 to have a material impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323 and Topic 815, which clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the fair value measurement alternative. The ASU is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years. The Company is evaluating the impact of this ASU’s adoption, and does not believe this ASU will have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815—40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for the Company for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact ASU 2020-06 will have on its consolidated financial statements.

3. Acquisitions

2019 Acquisitions

Kures Inc.

Kures is a pre-clinical stage biotech company focusing on developing a derivative of mitragynine for the treatment of opioid use disorders. In August 2019, pursuant to a Preferred Stock Purchase Agreement (“Kures Purchase Agreement”), the Company purchased shares of Kures’ Series A-1 preferred stock for $3.5 million. The Kures Purchase Agreement provided the Company with control of Kures’ board of directors, resulting in the Company having unilateral rights to control all decisions related to the significant activities of Kures. The Company concluded that Kures was not considered a business based on its assessment under ASC 805 and accounted for the Company’s preferred stock purchase in Kures as an initial consolidation of a VIE that is not a business under ASC 810 (See Note 4). The assets acquired, liabilities assumed, redeemable noncontrolling interest, and noncontrolling interest in the transaction were measured based on their fair values. The Company

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

recognized a loss of $22,000. The loss was calculated as the sum of consideration agreed to be paid of $3.5 million, the fair value of the Company’s preferred shares upon note conversion at $0.1 million and the fair value of redeemable noncontrolling interest and noncontrolling interest of $0.9 million, less the fair value of identifiable net assets acquired of $4.5 million. The fair value of the IPR&D acquired of $0.6 million was charged to research and development expense as it had no alternative future use at the time of the acquisition.

Also in connection with the Kures Purchase Agreement, Kures would sell and the Company and Arcos Ventures SPV (“Arcos”), a third-party investor, are required to purchase certain amounts of Series A-2 preferred stock upon the achievement of specified clinical milestones. The Series A-1 preferred stock agreement also contains a call option such that the Company has the right, but not the obligation, to purchase up to a certain number of Series B preferred stock upon the achievement of specified clinical milestones. The Company concluded that the rights of Arcos, a third-party investor, to participate in the future issuance of Series A-2 preferred stock meets the definition of a freestanding financial instrument that is required to be recognized as a liability at fair value as (i) instruments are legally detachable and separately exercisable from the Series A-2 preferred stock and (ii) will require Kures to transfer a variable amount of equity instruments upon the occurrence of a certain contingent event. The preferred stock tranche obligation related to the additional share purchase upon achievement of these milestones between Kures and other non-ATAI investors was measured at fair value upon the closing of the Series A-1 preferred stock transaction. The fair value of the preferred stock tranche obligation was determined to be zero upon the closing of the transaction and there was no liability to be recorded at the date of acquisition and as of December 31, 2019 and 2020. The fair value of the preferred stock tranche obligation could change in future periods based on the fair value of Kures’ Series A-2 preferred stock and the Company will reassess the fair value at each balance sheet date.

Also, in connection with the Kures Purchase Agreement, all of the principal and interest receivable then outstanding under the Kures Note Agreement, defined below, totaling $0.1 million was converted into shares of Kures’ Series A-1 preferred stock upon the acquisition which was the qualifying equity financing event (See Note 6). As of December 31, 2019 and 2020, the Company held a 57.1% and 54.1%, respectively, equity interest in the outstanding Series A-1 preferred stock of Kures.

EntheogeniX Biosciences, Inc.

In November 2019, the Company entered into a series of agreements with Cyclica Inc. (“Cyclica”) to form EntheogeniX Biosciences, Inc. (“EntheogeniX”), a company dedicated to developing the next generation of innovative mental health drugs employing an AI-enabled computational biophysics platform designed to optimize and accelerate drug discovery. Pursuant to a Stockholders Agreement and Contribution and Subscription Agreement between ATAI, EntheogeniX, and Cyclica, the Company agreed to make a cash contribution of $0.5 million in exchange for shares of Class A common stock of EntheogeniX which represents an 80% equity interest, and Cyclica contributed a perpetual, royalty-free and non-exclusive license of its drug discovery platforms in exchange for shares of Class B common stock of EntheogeniX which represents an 20% equity interest. The Stockholders Agreement and Contribution and Subscription Agreement provided the Company with control of EntheogeniX’s board of directors, resulting in the Company having unilateral rights to control all decisions related to the significant activities of EntheogeniX.

Based on the Company’s assessment of the transaction under ASC 805, the Company concluded that EntheogeniX was not considered a business and accounted for the Company’s investment as an initial consolidation of a VIE that is not a business under ASC 810 (See Note 4). The assets acquired and noncontrolling interest were recognized and measured based on their fair values. The fair value of the software license was determined using the implied fair value of the Class B common stock of EntheogeniX. The Company did not recognize a gain or a loss in connection with the acquisition of EntheogeniX as the fair value of the

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

consideration paid of $0.5 million and the noncontrolling interest of $93,000 was equivalent to the fair value of the identifiable assets acquired of $0.6 million. The fair value of the license acquired of $93,000 was charged to research and development expense as it had no alternative future use at the time of the acquisition.

Pursuant to a Stockholders Agreement, EntheogeniX is obligated to pay aggregate payments to Cyclica of up to $0.4 million upon the achievement of specified milestones in exchange for services provided by Cyclica.

In connection with the Contribution and Subscription Agreement, the Company is obligated to purchase additional shares of Class A common stock of EntheogeniX upon the achievement of specified clinical milestones and upon requirements of funding in an amount not to exceed $5.0 million. In addition, prior to the occurrence of the earlier of a certain milestone event or reaching of the Company’s capital contribution threshold of $5.0 million, EntheogeniX will issue additional shares of Class B common stock to Cyclica to maintain Cyclica’s current ownership percentage. This anti-dilution right was concluded to be embedded in the common shares held by Cyclica.

In October 2020, pursuant to the Stockholders Agreement and Contribution and Subscription Agreement discussed above, the Company purchased additional shares of Class A common stock from EntheogeniX for $0.75 million upon EntheogeniX achieving specified clinical milestones. In addition, EntheogeniX issued additional shares of Class B common stock to Cyclica to comply with the antidilution protection provision set forth in the Stockholders Agreement and Contribution and Subscription Agreement. As of December 31, 2019 and 2020, the Company owned 80% of the outstanding common stock of EntheogeniX.

DemeRx IB, Inc.

In December 2019, the Company jointly formed DemeRx, IB Inc. (“DemeRx IB”) with DemeRx, Inc. (“DemeRx”). DemeRx and DemeRx IB entered into a Contribution Agreement whereby DemeRx assigned all of its rights, title, and interests in and to all of its assets relating to the Ibogaine compound in exchange for shares of common stock of DemeRx IB. DemeRx IB will use the contributed intellectual property to develop Ibogaine as a treatment for opioid dependence. In connection with the Contribution Agreement, ATAI, DemeRx and DemeRx IB entered into a Series A Preferred Stock Purchase Agreement pursuant to which the Company purchased shares of Series A Preferred Stock of DemeRx IB in exchange for an initial payment of $5.0 million in cash, and a promissory note issued by ATAI payable to DemeRx IB. Under the promissory note, the Company agreed to make aggregate payments to DemeRx IB of up to $17.0 million upon the achievement of specified clinical and regulatory milestones to complete the purchase of the shares and provide additional funding to DemeRx IB. The Series A Preferred Stock Purchase Agreement resulted in the Company holding a 59.5% voting interest in DemeRx IB.

Further, in January 2020, DemeRx IB loaned to DemeRx $1.0 million pursuant to the terms of a separate Promissory Note (“DemeRx Note”). The DemeRx Note shall accrue interest at a 6% rate per annum until payment in full. The aggregate principal amount of $1.0 million together with all accrued and unpaid interest and any other amounts payable are due to be paid on the date that is the earlier of (i) 5 years from the initial closing and (ii) the closing of an initial public offering or a deemed liquidation event of DemeRx IB (See Note 7).

The Contribution Agreement and the Series A Preferred Stock Purchase Agreement provided the Company with control of DemeRx IB’s board of directors, resulting in the Company having unilateral rights to control all decisions related to the significant activities of DemeRx IB. Based on the Company’s assessment of the above transaction, including the screen test performed under ASC 805, the Company concluded that DemeRx IB was not considered a business and accounted for the investment as an initial consolidation of a VIE that is not a business under ASC 810 (See Note 4). The assets acquired and noncontrolling interest were measured and recognized based on their fair values. The Company recognized a loss of $21,000. The loss was calculated as the

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

sum of consideration paid of $5.0 million and fair value of redeemable noncontrolling interest issued of $9.0 million, less the fair value of identifiable net assets acquired of $14.0 million. The fair value of the IPR&D acquired of $9.0 million was charged to research and development expense as it had no alternative future use at the time of the acquisition.

Further, in connection with the promissory note issued by ATAI payable to DemeRx IB, the Company pledged and assigned to DemeRx IB a portion of shares of its Series A preferred stock of DemeRx IB (the “Pledged Shares”) as security under the promissory note. The Pledged Shares have voting and all other rights until an event of default occurs where the Company fails to make a payment when due. In the event of default, a pro rata portion of the Pledged Shares will automatically be surrendered and be deemed forfeited and canceled, and could result in the Company losing control of DemeRx IB’s board of directors and its controlling financial interest in DemeRx IB.

In November 2020, in connection with the promissory note issued by ATAI and payable to DemeRx IB, ATAI issued $5.0 million under the promissory note to DemeRx IB as a payment for a portion of the Pledged Shares. This intercompany transaction has been eliminated upon consolidation.

2020 Acquisition

Recognify Life Sciences, Inc.

Recognify Life Sciences Inc. (“Recognify”) (previously known as FSV7, Inc.) is developing a Phase II-ready asset, previously tested in 9 clinical trials in over 500 subjects, which preliminarily exhibited pro-cognitive effects on exploratory endpoints in pain patients as well as in two volunteer trials involving experimental cognitive paradigms. On November 6, 2020, pursuant to a Series A Preferred Stock Purchase Agreement (the “Recognify Purchase Agreement”), the Company acquired shares of Recognify’s Series A preferred stock in exchange for an initial payment of $2.0 million in cash. In addition, pursuant to the Recognify Purchase Agreement, the Company agreed to make aggregate payments to Recognify of up to $18.0 million upon the achievement of specified clinical and regulatory milestones to complete the purchase of the shares and provide additional funding to Recognify. The Recognify Purchase Agreement resulted in the Company holding a 51.9% voting interest in Recognify. In connection with the Company’s agreement for additional funding, Recognify issued the corresponding Series A preferred shares to the Company provided that the shares are held in an escrow account (the “Escrow Shares”). The Escrow Shares will be released, from time to time, to the Company upon Recognify achieving certain milestones as defined in the Recognify Purchase Agreement with cash payments to be made by the Company. In addition, the Company has the right, but not the obligation, to make payment for the certain Escrow Shares at any time, regardless of the achievement of any milestones. The Escrow Shares have voting and all other rights until an event of default occurs where the Company fails to make a payment within 10 days following the written notice of the achievement of the relevant milestone. In the event of default, a pro rata portion of the Escrow Shares will automatically be surrendered and be deemed forfeited and canceled, and could result in the Company losing control of Recognify’s board of directors and its controlling financial interest in Recognify.

In addition, the Recognify Purchase Agreement provided the Company unilateral rights to control all decisions related to the significant activities of Recognify. The Company concluded that Recognify was not considered a business based on its assessment under ASC 805 and accounted for the Company’s acquisition in Recognify as an initial consolidation of a VIE that is not a business under ASC 810 (See Note 4). The assets acquired, liabilities assumed, and noncontrolling interest in the transaction were measured based on their fair values. The Company recognized a loss of $0.5 million. The loss was calculated as the sum of the consideration paid of $2.0 million, the fair value of the noncontrolling interest issued of $12.3 million, less the fair value of identifiable net assets acquired of $13.8 million. The fair value of the IPR&D acquired of $11.9 million was charged to research and development expense as it had no alternative future use at the time of the acquisition.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All acquisitions discussed above were considered as asset acquisitions and no goodwill was recognized upon consolidation.

4. Variable Interest Entities and a Voting Interest Entity

Consolidated VIEs

At each reporting period, the Company reassesses whether it remains the primary beneficiary for VIEs consolidated under the VIE model. As of December 31, 2019 and 2020, the Company has accounted for the following investments as a VIE, excluding the wholly owned subsidiaries:

Consolidated Entities	Relationship as of December 31, 2019	Relationship as of December 31, 2020	Date Control Obtained	Ownership % December 31, 2019	Ownership % December 31, 2020
Perception Neuroscience Holdings, Inc.	Controlled VIE	Controlled VIE	November 2018	50.1%	50.1%
Kures, Inc.	Controlled VIE	Controlled VIE	August 2019	57.1%	54.1%
EntheogeniX Biosciences, Inc.	Controlled VIE	Controlled VIE	November 2019	80.0%	80.0%
DemeRx IB, Inc.	Controlled VIE	Controlled VIE	December 2019	59.5%	59.5%
Recognify Life Sciences, Inc.	—	Controlled VIE	November 2020	—	51.9%

The entities consolidated by the Company are comprised of wholly and partially owned entities for which the Company is the primary beneficiary under the VIE model as the Company has (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses that could potentially be significant to the VIE, or the right to receive benefits from the VIE that could potentially be significant to the VIE. The results of operations of the consolidated entities are included within the Company’s consolidated financial statements from the date of acquisition to December 31, 2019 and 2020.

Perception Neuroscience Holdings, Inc.

In November 2018, ATAI US 2, Inc. (“ATAI US 2”), an entity formed for the sole purpose of effecting the acquisition and a wholly owned subsidiary of Perception, entered into a series of transactions to acquire 100% of the equity of Perception Neuroscience Inc. (“PNI”), a pre-clinical stage biotech company. In connection with a Stock Purchase Agreement (the “SPA”) and Rollover Agreement between the Company, Perception and PNI, Perception acquired the outstanding common shares of PNI (the “Rollover Shares”) in exchange for aggregate consideration which consisted of (i) a $4.0 million cash payment by Perception at closing ($4.6 million purchase price, less transaction costs of PNI assumed by Perception of $0.6 million), (ii) contingent consideration payable to a founder of PNI of $2.4 million based on the achievement of certain development milestones and royalties on future revenues, and (iii) issuance of Class B common shares of Perception to the founders of PNI, representing a 100% interest in the common equity of Perception.

Immediately after the equity exchange and pursuant to a Contribution Agreement between Perception and ATAI US 2, Perception transferred the Rollover Shares of PNI to ATAI US 2 which resulted in ATAI US 2 having a 100% ownership of PNI.

In connection with the acquisition of PNI by Perception and, ultimately, ATAI US 2, and pursuant to a Series A Stock Purchase Agreement (the “Series A SPA”), ATAI purchased shares of Perception’s Series A preferred stock for approximately $9.5 million. The Series A SPA provided the Company with control of Perception’s board of directors, resulting in the Company having unilateral rights to control all decisions related to the significant activities of Perception. Pursuant to a Secondary Preferred Stock and Sale Agreement, ATAI sold shares of Series A preferred stock to secondary investors for approximately $1.6 million in November and December of 2018 under the same terms and conditions of the original purchase.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the SPA, Perception entered into a Call Option Agreement with one of the founders of PNI whereby Perception was granted a non-detachable option to repurchase shares of Class B common stock of Perception that were issued in connection with the rollover agreement. In addition, under the Series A SPA, Perception was granted the option to sell and ATAI had the obligation to purchase additional shares of Perception Series A preferred stock at a price equal to Series A SPA purchase price upon the exercise of the call option. In April 2019, Perception exercised the call option with the founder resulting in the redemption and cancellation of Class B common shares. The exercise of the call option and the related purchase of the noncontrolling interest resulted in a cash payment of $1.0 million and contingent consideration payable to the founder of $0.6 million based on the achievement of development milestones and royalties on future revenues. The fair value of the contingent milestone payments and royalties of $0.1 million was included in the total purchase consideration for the noncontrolling interest and recognized as a liability by Perception at the exercise date. In April 2019, in connection with Perception’s exercise of the call option, ATAI purchased additional shares of Series A preferred stock of Perception at price of approximately $1.1 million.

As of December 31, 2019 and 2020, the Company held a 50.1% equity interest in the outstanding Series A preferred stock of Perception as a result of the above transactions. Noncontrolling interests in Perception include Class B common stock held by the original founders of PNI, and Series A preferred stock held by certain related parties, including Apeiron Investment Group Ltd (“Apeiron”) and Sonia Weiss Pick and Family, and third-party investors, including Arcos (See Note 18).

Based on the assessment performed under ASC 805 at the time of the acquisition in November 2018, the Company concluded that Perception and its related wholly owned consolidated subsidiaries was not considered to be a business and accounted for the Company’s investment as an initial consolidation of a VIE that is not a business under ASC 810. The assets acquired, liabilities assumed and noncontrolling interest in the transaction were measured based on their fair values at the transaction date. The fair value of the IPR&D acquired was charged to research and development expense as it had no alternative future use at the time of the acquisition.

At the time of the acquisition in November 2018, Perception was deemed to be a VIE as it did not have sufficient equity at risk to finance its activities without additional subordinated financial support.

Kures Inc.

Kures is a pre-clinical stage biotech company focusing on developing new opioid-based therapeutics for mood disorders and psychiatry or physical pain including KUR-101, a proprietary deuterated version of mitragynine. In August 2019, the Company entered into the Kures Purchase Agreement with Kures and held a 57.1% equity interest in the outstanding Series A-1 preferred stock of Kures as of December 31, 2019 (See Note 3). In May 2020, Kures entered into a stock purchase and license agreement with Trustees of Columbia University (“Columbia”), pursuant to which Kures issued shares of its capital stock to Columbia, resulting in reducing the Company’s equity interest in Kures to 54.1% as of December 31, 2020 (See Note 17). The Company determined Kures is a VIE as it does not meet the requirement of having sufficient equity at risk to finance its activities without additional subordinated financial support.

EntheogeniX Biosciences, Inc.

EntheogeniX is a jointly formed company created by the Company and Cyclica in November 2019. EntheogeniX is dedicated to developing the next generation of innovative mental health drugs employing an AI-enabled computational biophysics platform designed to optimize and accelerate drug discovery (See Note 3). The Company determined that EntheogeniX is a VIE as it does not have sufficient equity at risk to carry out its principal activities without additional subordinated financial support.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DemeRx IB, Inc.

DemeRx IB was jointly created by the Company and DemeRx in December 2019. DemeRx IB is focused on developing a drug using Ibogaine to address opioid dependence (See Note 3). The Company determined DemeRx IB is a VIE as it does not meet the requirement of having sufficient equity at risk to finance its activities without additional subordinated financial support.

Recognify Life Sciences, Inc.

Recognify is developing RL-007, previously tested in 9 clinical trials in over 500 subjects, which preliminarily exhibited pro-cognitive effects on exploratory endpoints in pain patients as well as in two volunteer trials involving experimental cognitive paradigms. In November 2020, the Company entered into the Recognify Purchase Agreement and held a 51.9% equity interest in the outstanding Series A Preferred Stock of Recognify (See Note 3). The Company made its equity investment into Recognify for the development of RL-007 for the treatment of cognitive impairment specifically associated with schizophrenia (CIAS). The Company determined Recognify is a VIE as it does not meet the requirement of having sufficient equity at risk to finance its activities without additional subordinated financial support.

As of December 31, 2019 and 2020, the assets of the consolidated VIEs can only be used to settle the obligations of the respective VIEs. The liabilities of the consolidated VIEs are obligations of the respective VIEs and their creditors have no recourse to the general credit or assets of ATAI.

The following table presents the assets and liabilities (excluding intercompany balances that were eliminated in consolidation) for all consolidated VIEs as of December 31, 2019 (in thousands):

	Kures	DemeRx IB	Perception
Assets:
Current assets:
Cash	$3,472	$5,000	$2,744
Prepaid expenses and other current assets	281	—	275

Total current assets	3,753	5,000	3,019
Property and equipment, net	—	—	6

Total assets	$3,753	$5,000	$3,025

Liabilities:
Current liabilities:
Accounts payable	$24	$—	$198
Accrued liabilities	61	45	260

Total current liabilities	85	45	458
Contingent consideration liability	—	—	572

Total liabilities	$85	$45	$1,030

As of December 31, 2019, all assets and liabilities of EntheogeniX were intercompany balances that were eliminated upon consolidation.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the assets and liabilities (excluding intercompany balances that were eliminated in consolidation) for all consolidated VIEs as of December 31, 2020 (in thousands):

	Kures	DemeRx IB	Perception	EntheogeniX	Recognify
Assets:
Current assets:
Cash	$1,264	$7,252	$6,527	$652	$1,895
Prepaid expenses and other current assets	124	193	768	—	44

Total current assets	1,388	7,445	7,295	652	1,939
Property and equipment, net	—	—	4	—	—
Long term notes receivable	—	1,060	—	—	—

Total assets	$1,388	$8,505	$7,299	$652	$1,939

Liabilities:
Current liabilities:
Accounts payable	$220	$230	$564	$35	$64
Accrued liabilities	229	92	297	11	66

Total current liabilities	449	322	861	46	130
Convertible promissory notes and derivative liability	—	—	978	—	—
Contingent consideration liability	—	—	1,705	—	—

Total liabilities	$449	$322	$3,544	$46	$130

Noncontrolling Interests

The Company recognizes noncontrolling interests related to its consolidated VIEs and provides a rollforward of the noncontrolling interests balance, as follows (in thousands):

	Kures	Perception	EntheogeniX	Recognify	Total
Balance as of January 1, 2019	$—	$1,275	$—	$—	$1,275
Issuance of noncontrolling interests	489	—	93		582
Net loss attributable to noncontrolling interests—common	—	—	(93)		(93)
Net loss attributable to noncontrolling interests—preferred	(89)	(788)	—		(877)

Balance as of December 31, 2019	$400	$487	$—	$—	$887
Issuance of noncontrolling interests	—	—	—	12,312	12,312
Net loss attributable to noncontrolling interests—common	—	—	—	(6,508)	(6,508)
Net loss attributable to noncontrolling interests—preferred	(400)	(474)	—	(1,258)	(2,132)
Comprehensive loss attributable to noncontrolling interests	—	(13)	—	—	(13)

Balance as of December 31, 2020	$—	$—	$—	$4,546	$4,546

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Redeemable Noncontrolling Interests

In connection with the consolidation of Kures, the Company recognized the shares of Kures common stock and Series A-1 preferred stock held by the founders of Kures as redeemable noncontrolling interests as they contain embedded put options that are exercisable by the founders following a successful completion of a future event, which is not solely within the control of the Company. The redeemable noncontrolling interests were initially measured at fair value upon issuance and are redeemable at fair value at the holder’s option upon the successful completion or occurrence of future events. As of December 31, 2019 and 2020, the Company did not adjust the carrying value of the redeemable noncontrolling interests based on their estimated redemption values since it was not probable that the events that would allow the shares to become redeemable would occur. Subsequent adjustments to increase or decrease the carrying values of the redeemable noncontrolling interests to their estimated redemption values will be made if and when it becomes probable that such events will occur.

In connection with the consolidation of DemeRx IB, the Company recognized common stock held by DemeRx as redeemable noncontrolling interests as they are redeemable upon the occurrence of events that are not solely within the control of the Company. The redeemable noncontrolling interests were initially measured at fair value upon issuance and are redeemable at fair value at the holder’s option upon the successful completion of future events. As of December 31, 2019 and 2020, the Company did not adjust the carrying value of the redeemable noncontrolling interests based on their estimated redemption values since it was not probable that the events that would allow the shares to become redeemable would occur. Subsequent adjustments to increase or decrease the carrying values of the redeemable noncontrolling interests to their estimated redemption values will be made if and when it becomes probable that such events will occur.

Redeemable noncontrolling interests are classified in temporary equity as they are redeemable based on events that are not solely within the control of the Company. As of December 31, 2019 and 2020, the Company recorded $0.1 million and $0, respectively, of redeemable noncontrolling interests in temporary equity on the consolidated balance sheets. The amount of net loss attributable to redeemable noncontrolling interests of $9.3 million and $0.1 million are included in consolidated net loss on the face of the consolidated statements of operations for the years ended December 31, 2019 and 2020, respectively.

The following table provides a rollforward of the redeemable noncontrolling interests balance (in thousands):

	Kures	DemeRx IB	Total
Balance as of January 1, 2019	$—	$—	$—
Issuance of redeemable noncontrolling interests	386	9,032	9,418
Net loss attributable to redeemable noncontrolling interests—common	(213)	(9,032)	(9,245)
Net loss attributable to redeemable noncontrolling interests—preferred	(31)	—	(31)

Balance as of December 31, 2019	$142	$—	$142
Net loss attributable to redeemable noncontrolling interests—preferred	(142)	—	(142)

Balance as of December 31, 2020	$—	$—	$—

Non-consolidated VIEs and a VOE

The Company evaluated the nature of its investments in Innoplexus AG, GABA Therapeutics, Inc. (“GABA”), DemeRx NB, Inc., and Neuronasal, Inc. (“Neuronasal”) and determined that the investments are VIEs during the period; however, the Company is not the primary beneficiary as it did not have the power to direct the activities that most significantly impact the investments’ economic performance and therefore

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

concluded that it did not have a controlling financial interest that would require consolidation as of December 31, 2019 and 2020. The Company will reevaluate if the investments meet the definition of a VIE upon the occurrence of specific reconsideration events. The Company accounted for these investments under either the equity method or the measurement alternative included within ASC 321 (See Note 5). As of December 31, 2019, the Company’s maximum exposure for its non-consolidated VIEs was $0.4 million, $22.5 million, and $8.2 million which approximated its carrying values in equity method investments, other investments and COMPASS short term notes receivable – related party, respectively. The majority of the exposure was related to the Company’s investments in COMPASS (see Note 5). As of December 31, 2020, the Company’s maximum exposure for its non-consolidated VIEs was $8.0 million relating to the carrying values in its other investments and $0.2 million relating to the carrying value in short term notes receivable – related party.

As disclosed in Note 5, as of December 31, 2019 and 2020, the Company is obligated to purchase additional shares of Series A preferred stock of GABA for up to $10.0 million upon the achievement of certain specified contingent clinical development milestones. As of December 31, 2019 and 2020, the Company is obligated to purchase additional shares of Series A preferred stock of Neuronasal for up to $3.8 million and $3.0 million, respectively, upon the achievement of certain specified contingent clinical development milestones. These amounts have not been included in the Company’s determination of the maximum exposure of loss presented for its non-consolidated VIEs.

The Company had an investment in COMPASS Pathways plc (formerly known as Compass Pathfinder Holding Limited) (“COMPASS”) which was determined to be investment in a VIE as of December 31, 2019 and through the date prior to its initial public offering in September 2020 (“COMPASS IPO”); however, the Company is not the primary beneficiary as it did not have the power to direct the activities that most significantly impact the investment’s economic performance and therefore concluded that it did not have a controlling financial interest that would require consolidation during this period as of December 31, 2019 and through September 2020. Upon the completion of COMPASS IPO in September 2020 as the occurrence of a reconsideration event, the Company’s investment in COMPASS was no longer an investment in a VIE as COMPASS has sufficient equity at risk to finance its activities without additional subordinated financial support. Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights. From the date of COMPASS IPO through December 31, 2020, the Company held 26.3% of the voting shares of COMPASS and concluded that it did not have a controlling financial interest that would require consolidation as of December 31, 2020 under the VOE model. As of December 31, 2020, the Company did not have exposure for its non-consolidated VOE as the carrying values in its COMPASS investment was zero and the Company is not obligated to provide additional financial support. The Company accounted for the investments in COMPASS common stock under the equity method and in COMPASS preferred stock under the measurement alternative included within ASC 321 (See Note 5).

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Equity Method Investments and Other Investments

Equity Method Investments

At each balance sheet date, the Company accounted for the following investments in the investee’s common stock under the equity method:

		As of December, 31, 2019
Investee	Date First Acquired	Common Stock Ownership %		Carrying Value
Innoplexus AG	August 2018	35.0%		$—
COMPASS Pathways plc(2)	December 2018	8.4	%(1)	404

Total				$404

		As of December, 31, 2020
Investee	Date First Acquired	Common Stock Ownership %		Carrying Value
Innoplexus AG	August 2018	35.0%		$—
COMPASS Pathways plc(2)	December 2018	22.1%		—
GABA Therapeutics, Inc	November 2020	7.5	%(1)	—
Neuronasal, Inc	October 2020	9.8	%(1)	—

Total				$—

(1)

The Company is deemed to have significant influence over this entity through its total ownership interest in the entity’s equity, including the Company’s investment in the respective entity’s preferred stock, described below in Other Investments.

(2)

Prior to the consummation of the COMPASS’ IPO in September 2020, COMPASS undertook a corporate reorganization. As part of the corporate reorganization, COMPASS became a wholly owned subsidiary of COMPASS Rx Limited. COMPASS Rx Limited was re-registered as a public limited company and renamed COMPASS Pathways plc.

Innoplexus AG

Innoplexus AG (“Innoplexus”) is a technology company that provides “Data as a Service” and “Continuous Analytics as a Service” solutions that aims to help healthcare organizations leverage their technologies and expedite the drug development process across all stages—preclinical, clinical, regulatory and commercial. The Company first acquired investments in Innoplexus in August 2018.

As of December 31, 2019 and 2020, the Company owned 35.0% of the common stock issued by Innoplexus. In August 2018, the Company entered into a contribution agreement with certain related parties (see Note 18), whereby the related parties contributed an aggregate of 335,216 shares of its common stock in exchange for common shares of ATAI. No cash consideration was exchanged between the parties and the transaction was recorded based on the fair value of the shares exchanged.

The Company has significant influence over Innoplexus through its noncontrolling representation on the investee’s supervisory board. Accordingly, the Company’s investment in Innoplexus’s common stock was accounted for in accordance with the equity method.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognized $5.3 million of losses, including an other-than-temporary impairment charge, from its investments in equity method investees in connection with its Innoplexus investment in the consolidated statements of operations during the year ended December 31, 2019. The carrying value of the Innoplexus investment was reduced to zero as of December 31, 2019 and remained at zero as of December 31, 2020.

COMPASS Pathways plc

COMPASS Pathways plc is a mental health care company dedicated to pioneering the development of a new model of psilocybin therapy with its product COMP360. The Company first acquired investments in COMPASS in December 2018. As of December 31, 2019, the Company owned 8.4% of COMPASS common stock. In December 2018, the Company entered into a Contribution Agreement with Jay Goldsmith and Ekaterina Malievskaia, founders of COMPASS, whereby the Company agreed to purchase an aggregate of 6,700 common stock of COMPASS in exchange for 6,709,312 (3,354,656 each) shares of ATAI common stock. The Company recorded the ownership of COMPASS shares on December 31, 2018. The Company registered and finalized the notarization of ATAI’s common stock to founders of COMPASS in January 2019. No cash consideration was exchanged between the parties and the transaction was recorded based on fair value of the shares exchange.

During the first quarter of 2020, the Company’s investment in COMPASS common stock was reduced to zero after the Company recognized its proportionate share of COMPASS’ net loss from investments in equity method investees. In September 2020, COMPASS completed its initial public offering (“COMPASS IPO”) whereas immediately prior to the completion of the COMPASS IPO, the different classes of issued share capital of COMPASS Pathways plc were reorganized into a single class of ordinary shares through a reverse share split. As a result, all of the Company’s outstanding shares of COMPASS, including 7,052,003 shares of COMPASS preferred stock discussed below in Other Investments were converted into 7,935,663 new ordinary shares of COMPASS Pathways plc. As of December 31, 2020, the Company owned 22.1% of COMPASS ordinary shares. Based on quoted market prices, the market value of the Company’s ownership in COMPASS was $378.1 million at December 31, 2020.

From the original acquisition of COMPASS common shares in December 2018 through the COMPASS IPO, the Company is deemed to have significant influence over COMPASS through its ownership interest in COMPASS’ equity, including the Company’s investment in COMPASS preferred stock, described below in Other Investments, and the Company’s noncontrolling representation on the COMPASS’ board of directors. Accordingly, the Company’s investment in COMPASS’ common stock was accounted for in accordance with the equity method. The Company’s investment in COMPASS’ preferred stock did not meet the criteria for in-substance common stock. As such, the investment in COMPASS’ preferred stock was accounted for under the measurement alternative as discussed below. Upon the completion of the COMPASS IPO through December 31, 2020, the Company is deemed to continue to have significant influence over COMPASS through its ownership interest in COMPASS’ equity and the Company’s noncontrolling representation on the COMPASS’ board of directors. Accordingly, the Company’s investment in COMPASS’ common stock was accounted for in accordance with the equity method.

In December 2020, the Company entered into two voting agreements with COMPASS registered shareholders (see Note 6 and Note 18 for further detail). The voting agreements provided the Company the voting rights attached to the COMPASS ordinary shares held by such COMPASS shareholders. As of December 31, 2020, the Company held 26.3% voting interest in COMPASS, which included the voting rights provided under the voting agreements. The voting agreements did not provide the Company control over COMPASS nor additional board seats and therefore had no impact on the Company’s investment in COMPASS under the equity method. In April 2021, both voting agreements were terminated.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2020, pursuant to the COMPASS IPO and the conversion of the Company’s investment in COMPASS preferred stock into COMPASS ordinary shares, the Company recorded the initial value of the new ordinary shares received based on the carrying cost basis of $53.1 million. Upon conversion, a basis difference was identified as the cost basis of the Company’s investment in COMPASS exceeded the Company’s proportionate share of the underlying net assets in COMPASS. The Company concluded that the basis difference was primarily attributable to COMPASS’ IPR&D associated with their psilocybin (COMP360) therapy. As the Company’s investment in COMPASS did not meet the definition of a business due to substantially all of the estimated fair value of the gross assets was included in COMP360, the basis difference attributable to the IPR&D, primarily associated with COMP360 that had no alternative future use, was immediately expensed. The Company’s proportionate share of the basis difference, based on the Company’s incremental common stock ownership in COMPASS, exceeded its carrying value of the equity method investment in COMPASS and as a result, the equity investment balance of $53.1 million was reduced to zero. The Company recognized losses from investments in equity method investees, net of tax of $53.1 million in association with the basis difference charge in the Company’s consolidated statements of operations.

During the years ended December 31, 2019 and 2020, the Company recognized its proportionate share of COMPASS’ net loss of $1.6 million and $20.6 million, respectively, as losses from investments in equity method investees, net of tax on the consolidated statements of operations. In 2020, the Company’s proportionate share of COMPASS’ net loss was recognized prior to the completion of the COMPASS IPO. During the year ended December 31, 2020, the Company’s proportionate share of COMPASS’ net loss was more than the Company’s proportionate share using the equity percentage reflected in the table above because the aggregate net losses attributable to the Company’s investment in COMPASS common stock reduced the carrying amount to zero. Accordingly, the remaining COMPASS’ net losses attributable to the Company was determined based on the Company’s ownership percentage of each class of preferred stock in COMPASS and recorded to the Company’s investments in Compass preferred stock discussed below.

GABA Therapeutics, Inc.

GABA is a California based biotechnology company focused on developing its GRX-917 for anxiety, depression and a broad range of neurological disorders. In August 2019, in connection with the original purchase of the preferred shares, a Right of First Refusal and Co-Sale Agreement was also entered into between the Company, GABA and GABA Therapeutics LLC under which the Company has the option but not the obligation to purchase additional shares of common stock for up to $2.0 million from the existing common shareholders.

On October 30, 2020, the Company, GABA and GABA Therapeutics LLC entered into an Omnibus Amendment Agreement under which the Right of First Refusal and Co-Sale Agreement was amended. Pursuant to the Omnibus Amendment, GABA Therapeutics LLC granted to the Company the right to purchase additional shares of common stock of GABA held by GABA Therapeutics LLC for the total purchase price of $1.8 million. In November 2020, the Company exercised the right to purchase additional shares of common stock of GABA held by GABA Therapeutics LLC as pursuant to the Omnibus Amendment Agreement for a total cash contribution of $1.8 million. The exercise of the additional shares under the Omnibus Amendment Agreement resulted in the Company holding a 7.5% common stock ownership in GABA.

The Company recorded its investment in GABA common stock at the carrying cost basis of $1.8 million at time of exercise. At the date of the investment, a basis difference was identified as the cost basis of the Company’s investment in GABA exceeded the Company’s proportionate share of the underlying net assets in GABA. The Company concluded that the basis difference was primarily attributable to GABA’ IPR&D, GRX-917. As the Company’s investment in GABA did not meet the definition of a business due to substantially all of the estimated fair value of the gross assets was included in GRX-917, the basis difference was attributable to the IPR&D with no alternative future use, was immediately expensed. The Company’s proportionate share of

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the basis difference exceeded its carrying value of the equity method investment in GABA and as a result, the equity investment balance of $1.8 million was reduced to zero. The Company recognized losses from investments in equity method investees, net of tax of $1.8 million in association with the basis difference charge in the Company’s consolidated statements of operations.

The Company is deemed to have significant influence over GABA through its total ownership interest in GABA’ equity, including the Company’s investment in GABA’s preferred stock, described below in Other Investments, and the Company’s noncontrolling representation on the GABA’s board of directors. Accordingly, the Company’s investment in GABA’s common stock was accounted for in accordance with the equity method. The Company’s investment in GABA’s preferred stock did not meet the criteria for in-substance common stock. As such, the investment in GABA’s preferred stock is accounted for under the measurement alternative as discussed below.

The carrying value of the investment in GABA common stock was reduced to zero. Accordingly, GABA’s net losses attributable to the Company were determined based on the Company’s ownership percentage of preferred stock in GABA and recorded to the Company’s investments in GABA preferred stock discussed below. During the year ended December 31, 2020, the Company recognized its proportionate share of GABA’s net loss of $0.5 million as losses from investments in equity method investees, net of tax on the consolidated statements of operations.

Neuronasal, Inc.

Neuronasal, Inc. is developing a novel intranasal formulation of N-acetylcysteine for acute mild traumatic brain injury. In December 2019, in connection with the original purchase of the preferred shares, Neuronasal and the Company entered into the Secondary Sale and Put Right Agreement (the “Neuronasal Secondary Sale Agreement”), whereby upon the achievement of certain contingent development milestones, existing common shareholders have the right to sell and the Company has the option but not the obligation to purchase additional shares of common stock at a price determined based on the fair market value per share. These options are contingent upon the exercise of the options by Neuronasal’s common shareholders to sell shares to the Company. In October 2020, upon the achievement of certain development milestones, the Company made a cash contribution of $0.3 million in exchange for 9.8% of the outstanding common stock of Neuronasal.

In October 2020, the Company recorded its investment in Neuronasal common stock at the carrying cost basis of $0.3 million. At the date of the investment, a basis difference was identified as the cost basis of the Company’s investment in Neuronasal exceeded the Company’s proportionate share of the underlying net assets in Neuronasal. The Company concluded that the basis difference was primarily attributable to Neuronasal’s IPR&D associated with Neuronasal’s novel intranasal formulation of N-acetylcysteine (“NAC”). As the Company’s investment in Neuronasal did not meet the definition of a business due to substantially all of the estimated fair value of the gross assets was concentrated in NAC, the basis difference was attributable to the IPR&D with no alternative future use, was immediately expensed. The Company’s proportionate share of the basis difference exceeded its carrying value of the equity method investment in Neuronasal and as a result, the equity investment balance of $0.3 million was reduced to zero. The Company recognized losses from investments in equity method investees, net of tax of $0.3 million in association with the basis difference charge in the Company’s consolidated statements of operations.

The Company is deemed to have significant influence over Neuronasal through its total ownership interest in Neuronasal’s equity, including the Company’s investment in Neuronasal’s preferred stock, described below in Other Investments, and the Company’s noncontrolling representation on the Neuronasal’s board of directors. Accordingly, the Company’s investment in Neuronasal’s common stock was accounted for in accordance with

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the equity method. The Company’s investment in Neuronasal’s preferred stock did not meet the criteria for in-substance common stock. As such, the investment in Neuronasal’s preferred stock is accounted for under the measurement alternative as discussed below.

The carrying value of the investment in Neuronasal common stock was reduced to zero. Accordingly, the Neuronasal’s net losses attributable to the Company was determined based on the Company’s ownership percentage of preferred stock in Neuronasal and recorded to the Company’s investments in Neuronasal preferred stock discussed below. During the year ended December 31, 2020, the Company recognized its proportionate share of Neuronasal’s net loss of $0.3 million as losses from investments in equity method investees, net of tax on the consolidated statements of operations.

Summarized Financial Information

The following is a summary of financial data for COMPASS, an investment accounted for under the equity method of accounting for 2019 (in thousands):

December 31, 2019
Compass
Current asset	$32,171
Non-current asset	218

Total assets	$32,389

Current liabilities	$23,871

Total liabilities	$23,871

Year Ended December 31, 2019
Compass
Revenue	$—
Loss from continuing operations	$(21,179)
Net loss	$(19,612)

The following is a summary of financial data for investments accounted for under the equity method of accounting for 2020 (in thousands):

	December 31, 2020
	Compass	Neuronasal	GABA
Current assets	$202,404	$351	$3,302
Non-current assets	1,052	10	—

Total assets	$203,456	$361	$3,302

Current liabilities	$6,895	$686	$430
Non-current liabilities	—	48	—

Total liabilities	$6,895	$734	$430

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2020
	Compass	Neuronasal	GABA
Revenue	$—	$—	$—
Loss from continuing operations	$(51,393)	$(1,208)	$(2,685)
Net loss	$(60,334)	$(1,208)	$(2,685)

Other Investments

The Company has accounted for its other investments that do not have a readily determinable fair value under the measurement alternative. As of December 31, 2019 and 2020, the carrying values of other investments were as follows:

	December 31
	2019	2020
COMPASS Pathways plc	$14,996	$—
GABA Therapeutics, Inc.	5,657	5,519
DemeRx NB, Inc.	1,005	1,096
Neuronasal, Inc.	549	1,061
Juvenescence Limited	338	368
Innoplexus AG	—	—

Total	$22,545	$8,044

The Company’s investments in the preferred stock of COMPASS, Innoplexus, GABA, DemeRx NB, Inc. (“DemeRX NB”), and Neuronasal are not considered as in-substance common stock due to the existence of substantial liquidation preferences and therefore did not have subordination characteristics that were substantially similar to the common stock. Although the Company’s investment in Juvenescence Limited (Juvenescence) is in common stock, it is not able to exercise significant influence over the operating and financial decisions of Juvenescence. The Company concluded that its ownership interests in above Other Investments do not have a readily determinable available fair value and are accounted for under the measurement alternative. Under the measurement alternative, the Company measured its other investments at cost, less any impairment, plus or minus, if any, observable price changes in orderly transactions for an identical or similar investment of the same issuer.

The Company’s preferred stock ownership in COMPASS is included in Other Investments and obtained through a series of related party transactions as follows: (i) in August 2018, the Company entered into contribution agreements with certain related parties (See Note 18), whereby the related parties transferred shares of COMPASS’ preferred stock to the Company in exchange for common shares of ATAI, no cash consideration was exchanged between the parties; (ii) in December 2018, the Company entered into a preferred stock purchase agreement with certain related parties (See Note 18) whereby the Company purchased shares of COMPASS Series A preferred stock for £10 million or approximately $13.3 million; (iii) in December 2018, the Company entered into a purchase agreement with certain related parties to acquire additional shares of COMPASS Series A preferred stock for £0.1 million or $0.2 million (See Note 18); and (iv) in September and November 2019, COMPASS issued unsecured convertible loan notes to the Company in the aggregate principal amount of £6.2 million (or $8.2 million as of December 31, 2019), whereby the Company can convert the notes upon a qualified sale of COMPASS’ equity for an additional equity interest in COMPASS.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the secondary Series A preferred stock purchase in March 2020, the Company’s investment in COMPASS’ Series A preferred shares were remeasured to fair value due to the observable price change, resulting an aggregate gain of $19.9 million in unrealized gains on other investments in the consolidated statements of operations.

In March 2020, the Company purchased additional shares of COMPASS Series A preferred stock for £16.1 million or approximately $17.8 million under the secondary Series A preferred stock purchase. In April 2020, COMPASS entered into the Series B preferred stock subscription agreement with other investors for issuance of its Series B preferred stock, which resulted in an automatic conversion of the Company’s COMPASS convertible notes receivable, totaling £6.2 million or $7.6 million on the date of conversion, into shares of COMPASS Series B preferred stock at a conversion price per share representing a 15% discount to the price per share paid by the investors in the COMPASS Series B preferred stock issuance (the “COMPASS Notes Conversion”) (See Note 6). In addition, in April 2020, the Company purchased additional shares of COMPASS Series B preferred stock for $5.3 million and the purchase was completed in August 2020. In September 2020, in connection with the COMPASS IPO, all of the Company’s outstanding shares of 7,052,003 COMPASS preferred stock were converted into new ordinary shares of COMPASS Pathways plc as discussed above (the “COMPASS Preferred Stock Conversion”). Upon the COMPASS Preferred Stock Conversion, the Company accounted for the transaction under the equity method and recorded the carrying value of the Company’s investment in COMPASS’ preferred shares of $53.1 million in equity method investments in the consolidated balance sheets. As of December 31, 2020, the COMPASS Other Investment balance was zero as the Company had no outstanding shares of preferred stock in COMPASS.

The Company’s preferred stock ownership in Innoplexus is included in Other Investments and obtained through a series of related party transactions as follows: (i) Innoplexus issued unsecured convertible notes to the Company in the aggregate principal amount of €4.8 million or $5.4 million, plus €0.2 million or $0.3 million in accrued interest, which the Company converted into shares of Innoplexus Series C preferred stock in March 2019 (See Note 6 and Note 18). The Company also purchased an additional shares of Series C preferred stock in March 2019; and (ii) in December 2019, as pursuant to a share purchase agreement with HCS Beteiligungsgesellschaft mbH (“HCS”), a German venture investor and a related party, the Company sold shares of Series C preferred stock in Innoplexus for total proceeds of €9.4 million or $10.3 million at a price per share equal to the price paid at the acquisition date. The transaction was conditional on HCS selling a portion of its investment in ATAI which occurred in December 2019 (See Note 18).

GABA Options

In August 2019, GABA and the Company entered into the Preferred Stock Purchase Agreement (the “GABA PSPA”), whereby GABA issued shares of its Series A preferred stock to the Company at a price of approximately $5.5 million. As of December 31, 2019 and 2020, the Company has over 20% of overall ownership interest in GABA and a noncontrolling representation on the board. As of December 31, 2019 and 2020, the investment in GABA’s preferred stock was recorded in Other Investments on the consolidated balance sheets under the measurement alternative under ASU 2016-01.

Pursuant to the GABA PSPA, the Company is obligated to purchase additional shares of Series A preferred stock for up to $10.0 million with the same price per share as its initial investment, upon the achievement of specified contingent clinical development milestones. As of December 31, 2020, none of the milestones have been achieved.

In accordance with the GABA PSPA, the Company also has the option but not the obligation to purchase the aforementioned additional shares of Series A preferred stock at any time prior to the achievement of any milestone at the same price per share as its initial investment. In August 2019, pursuant to the Right of First

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Refusal and Co-Sale Agreement, the Company has the option but not the obligation to purchase additional shares of common stock for up to $2.0 million from the existing common shareholders. The Company has evaluated the contingent obligation (forward) and option and concluded that they both: (i) represent freestanding financial instruments as they are legally detachable and separately exercisable from the underlying shares; and (ii) are equity securities under ASC Topic 321, Investments—Equity Securities (ASC 321). The Company accounted for both contingent obligation and option for 2019 and contingent obligation only for 2020 based on the measurement alternative under ASU 2016-01 which is included in Other Investments as of December 31, 2019 and 2020, respectively. In November 2020, the Company has exercised its option to purchase additional shares of common stock of GABA at a price of approximately $1.8 million as described above.

Neuronasal Options

In December 2019, Neuronasal and the Company entered into the Preferred Stock Purchase Agreement (the “Neuronasal PSPA”) and the Neuronasal Secondary Sale Agreement, whereby Neuronasal issued shares of its Series A preferred stock to the Company at a price of approximately $0.5 million. At closing, the Company has a less than 20% of ownership interest in Neuronasal and a noncontrolling representation on the board. In October 2020, pursuant to the Neuronasal PSPA, the Company purchased additional Series A preferred shares at a price of approximately $0.8 million. The investment in Neuronasal preferred shares was recorded in Other Investments on the consolidated balance sheets under the measurement alternative under ASU 2016-01.

Pursuant to the Neuronasal PSPA and the Neuronasal Secondary Sale Agreement, the Company is obligated to purchase additional shares of Series A preferred stock from Neuronasal, and shares of common stock from the existing common shareholders, at an aggregate purchase price of approximately $3.8 million as of December 31, 2019, with the same price per share as its initial investment, upon the achievement of specified contingent clinical development milestones. In October 2020, pursuant to the Neuronasal PSPA, the Company purchased additional Series A preferred shares at a price of approximately $0.8 million upon the achievement of a specified contingent clinical development milestone. The obligation to purchase additional shares of Series A preferred stock from Neuronasal, and shares of common stock from the existing common shareholders was $3.0 million as of December 31, 2020.

In accordance with the Neuronasal PSPA, the Company also has the option but not the obligation to purchase additional shares of Series A preferred stock at a purchase price of up to approximately $1.0 million at the same terms as the original purchase in the event certain contingent clinical development milestones are not achieved by a specified date. Additionally, pursuant to the Neuronasal Secondary Sale Agreement, upon the achievement of certain contingent development milestones, existing common shareholders have the right to sell, and the Company has the option but not the obligation to purchase additional shares of common stock at a price determined based on the fair market value per share. These options are contingent only upon the exercise of the options of the common shareholders.

The Company has evaluated the contingent obligation (forward) and the option to purchase the additional shares at a fixed price and concluded that they: (i) represent freestanding financial instruments as they are legally detachable and separately exercisable from the underlying shares; and (ii) are equity securities under ASC 321. The Company accounted for the contingent obligation and option based on the measurement alternative under ASU 2016-01 which is included in Other Investments as of December 31, 2019 and 2020.

DemeRx Options

In December 2019, the Company jointly formed DemeRx NB with DemeRx. DemeRx and DemeRx NB entered into a Contribution Agreement whereby DemeRx assigned all of its rights, title, and interests in and to all of its assets relating to DMX-1002, Noribogaine, in exchange for shares of common stock of DemeRx NB.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DemeRx NB will use the contributed intellectual property to develop Noribogaine. Noribogaine is an active metabolite of ibogaine designed to have a longer plasma half-life and potentially reduced hallucinogenic effects compared to ibogaine.

In connection with the Contribution Agreement, the parties entered into a Series A Preferred Stock Purchase Agreement (the “DemeRx NB PSPA”) pursuant to which the Company purchased shares of Series A preferred stock of DemeRx NB at a purchase price of $1.0 million. At closing, the Company has less than 20% of ownership interest in DemeRx NB and a noncontrolling representation on the board. The investment in DemeRx NB was recorded in Other Investments on the consolidated balance sheets under the measurement alternative under ASU 2016-01.

In accordance with the DemeRx NB PSPA, the Company also has the option but not the obligation to purchase additional shares of Series A preferred stock at a purchase price of up to $19.0 million with the same price per share as its initial investment. As of December 31, 2019 and 2020, the Company has not exercised its option to purchase any shares of Series A preferred stock of DemeRx NB. The Company has evaluated the option and concluded that it: (i) represents a freestanding financial instrument as it is legally detachable and separately exercisable from the underlying shares; and (ii) is an equity security under ASC 321. The Company accounted for the option based on the measurement alternative under ASU 2016-01 which is included in Other Investments as of December 31, 2019 and 2020.

During the year ended December 31, 2019, there were no observable changes in price recorded related to the Company’s Other Investments. During the year ended December 31, 2020, there were no other observable changes in price recorded, other than the observable price change in COMPASS as discussed above, related to the Company’s Other Investments.

During the years ended December 31, 2019 and 2020, the Company evaluated all of its other investments to determine if certain events or changes in circumstance during 2019 and 2020 had a significant adverse effect on the fair value of any of its investments in non-consolidated entities. Based on this analysis, the Company determined that there were impairment indicators resulting from Innoplexus’ continued losses and limited expected recovery associated with its investment in the preferred stock of Innoplexus and recorded an impairment loss of $0.6 million in other expenses, net on the consolidated statements of operations during the year ended December 31, 2019. For the year ended December 31, 2020, the Company did not note any impairment indicators existed associated with the Company’s Other Investments.

6. Notes Receivable

Short Term Notes Receivable—Related Party

Investment in Innoplexus Convertible Promissory Notes-Related Party

On July 24, 2018, October 31, 2018, and January 16, 2019, the Company, an existing shareholder in Innoplexus, purchased three separate convertible promissory notes from Innoplexus of €2.4 million or $2.8 million, €2.0 million or $2.3 million, and €0.35 million or $0.4 million, respectively, for total aggregate principal amount of €4.8 million or $5.4 million (the “Innoplexus Notes”). The Innoplexus Notes bear interest at an annual rate of 10% and mature on July 31, 2020. The convertible promissory notes will convert into unregistered new shares of Innoplexus in the event of either (i) a qualified financing round for the Innoplexus convertible promissory notes issued on July 24, 2018 or in the event of a (i) qualified financing round in which Innoplexus receives at least €10 million or $11 million, (ii) exit event such as a change in control or IPO, (iii) when the notes mature, unless ATAI opts for repayment, or (iv) termination of the loans, unless repayment is claimed for the Innoplexus convertible promissory notes issued on October 31, 2018, and January 16, 2019.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company qualified for and elected to account for its investment in the Innoplexus Notes under the fair value option and, in doing so, bypass analysis of potential embedded derivative features. The Company believes that the fair value option better reflects the underlying economics of the Innoplexus Notes. As a result, the notes were recorded at fair value upon issuance and will be subsequently remeasured at each reporting date until settled or converted. Changes in the fair value of the Innoplexus Notes will continue to be recognized until the notes are converted. Under the fair value election, changes in fair value will be reported in the consolidated statements of operations as a component of other income (expense), net. The Company initially recorded the note at their fair values of €2.4 million or $2.8 million, €2.3 million or $2.7 million, and €0.46 million or $0.5 million respectively.

On March 25, 2019, in a transaction that constituted a qualified financing round, Innoplexus issued and sold shares of Series C preferred stock to the Company and other investors resulting in proceeds of approximately $16.1 million. In connection with the qualified financing, all of the Company’s outstanding aggregate principal plus accrued interest under the Innoplexus Notes totaling €5.8 million or $6.6 million was converted into shares of Series C preferred stock. The July 24, 2018 convertible promissory note was converted at a price equal to the price paid by Series C investors. The other two convertible promissory notes were converted at a price equal to 75% of the Series C issuance price paid by the investors in Innoplexus’ Series C qualified financing as per the terms of the promissory notes. Additionally, per the terms of the promissory notes, the Company was obligated to the pay the nominal amount of the converted shares at the conversion date. Under the fair value option, the notes were remeasured to fair value immediately prior to conversion. Once the notes were converted, the acquired shares were recorded at a price per share equal to the fair value of the Series C shares of $71.25 or €62.66. The Company recorded a fair value adjustment of $0.3 million before the conversion of the Innoplexus Notes within the change in fair value of short term notes receivable—related party on the consolidated statements of operations.

The interest income and change in fair value in the Innoplexus note from January 1, 2019 to its conversion to Series C preferred stock, were $0.4 million and included in change in fair value of short term notes receivable—related party in the consolidated statements of operations.

Investment in COMPASS Convertible Promissory Note-Related Party

On September 27, 2019, the Company purchased a convertible promissory note for a total principal amount of £3.0 million or $4.0 million. On November 6, 2019, the Company purchased an additional convertible promissory note for £3.2 million or $4.2 million (the “COMPASS Notes”). The COMPASS Notes bear interest at an annual rate of 3% and are due one year after the date of the note. The Company will earn interest on the COMPASS Notes only if a conversion event does not occur. The Conversion event is a new qualifying financing round; the Company has no control of the conversion event. At the time of issuance, the Company determined it was probable that the contingent event would occur and therefore, did not record interest income for either COMPASS convertible promissory note as of December 31, 2019 and as of the date of conversion on April 17, 2020.

The COMPASS Notes are automatically convertible into shares of the class of equity securities issued upon the occurrence of a qualified equity financing in which COMPASS receives at least £25 million or $33.2 million, or if a noteholder majority has approved a non-qualifying equity financing in which COMPASS receives £25 million or $33.2 million, or less. On the conversion date, COMPASS shall convert the principal amount of the COMPASS Notes into a number of new fully paid preferred shares at a price per share representing a 15% discount to the price per share paid for preferred shares by the investors in a qualified equity financing or approved non-qualifying equity financing the conversion price is subject to a maximum price per share of £2,397 or $3,181.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is eligible to elect the fair value option under and bypass analysis of the potential embedded derivative features described above and further analysis of bifurcation of any such derivatives and has elected such option. The Company believes that the fair value option better reflects the underlying economics of the COMPASS Notes. As a result, the COMPASS Notes were recorded at its fair value upon issuance and will be subsequently remeasured at each reporting date until settled or converted. Changes in the fair value of the COMPASS Notes will continue to be recognized until the notes are converted or repaid. Under the fair value election, changes in fair value will be reported in the consolidated statements of operations as change in fair value of short term notes receivable—related party. The Company initially recorded the notes at £6.2 million or $7.8 million since fair value approximated the purchase price of the COMPASS Notes.

The Company remeasured the COMPASS Notes as of December 31, 2019 and determined that the fair value of the COMPASS Notes was $8.2 million. As of December 31, 2019, the Company recognized $0.3 million of change in fair value of COMPASS Notes within change in fair value of short term notes receivable – related party in the consolidated statements of operations.

On April 17, 2020, in a transaction that constituted a qualified financing round, COMPASS issued and sold shares of Series B preferred stock to other investors resulting in proceeds of approximately $49.8 million. In connection with the qualified financing, all of the Company’s outstanding aggregate principal under the COMPASS Notes totaling £6.2 million or $7.6 million was converted into shares of COMPASS Series B preferred stock. The COMPASS Notes was converted at a price equal to 85% of the Series B issuance price paid by the investors in COMPASS’ Series B qualified financing as per the terms of the promissory notes. Under the fair value option, the notes were remeasured to fair value to $9.0 million immediately prior to conversion. Once the notes were converted, the acquired shares were recorded at a price per share equal to the fair value of the Series B shares of £1,350 or $1,654. The change in fair value in the COMPASS Notes from December 31, 2019 to its conversion to Series B preferred stock in April 2020, were $0.7 million and included in change in fair value of short term notes receivable—related party in the consolidated statements of operations.

Investment in Kures Convertible Promissory Note-Related Party

On October 5, 2017, Kures entered into a Note Purchase Agreement (the “Kures Note Agreement”) which provided for the issuance of convertible promissory notes of up to $0.2 million. On May 15, 2019, the Company purchased an aggregate principal amount of $0.1 million under the Kures Note Agreement (the “Kures Notes”). The Kures Note bears interest at an annual rate of 5% and unless converted, a maturity date of the earlier of December 31, 2019 or the date on which an event of default has occurred. The Kures Note is automatically convertible into shares of the type of equity securities issued upon the occurrence of an equity financing in which Kures receives at least $1.8 million (the “Equity Financing”), excluding proceeds from the conversion. In addition, in the event Kures enters into a transaction that constitutes a change in control, the Company will have the option to receive cash in the amount of outstanding principal plus accrued interest, or, Kures common stock in the amount equal to the quotient of outstanding principal plus accrued and unpaid interest divided by the price per share of Kures common stock, assuming the enterprise value of Kures immediately prior to the closing of the change in control was equal to $8.0 million.

The Company was eligible to elect the fair value option under ASC Topic 825, Financial Instruments and bypass analysis of the potential embedded derivative features described above and any further analysis of bifurcation of any such derivatives and has elected such option. The Company believes that the fair value option better reflects the underlying economics of the Kures Note. Accordingly, the note was recorded at its fair value upon issuance. Under the fair value election, changes in fair value will be reported in the consolidated statements of operations as a component of other income (expense), net. The Company did not record any fair value changes

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as the convertible note was converted within three months of issuance and the fair value was not materially different during the three-month period. The Company initially recorded the note at $0.1 million since fair value approximated the amount of proceeds provided to Kures.

In August 2019, in a transaction that constituted an equity financing, Kures issued and sold shares of Series A-1 preferred stock to the Company and Arcos per the terms of Kures Note Agreement, for proceeds of approximately $4.0 million and an issuance costs of $0.1 million. In connection with Kures issuance of Series A-1 preferred stock, all of the Company’s outstanding principal amount, including interest receivable then outstanding under the Kures Note, totaling $0.1 million, was converted into shares of Series A-1 Preferred stock at a price equal to 80% of the price per share paid by the investors in the Series A-1 preferred shares financing. Under the fair value option, the fair value of the note immediately prior to conversion, equaled the fair value of the Series A-1 preferred shares at the time of its conversion. Accordingly, there was no gain or loss recognized in association with the Kures Note conversion. Interest income associated with the Kures Note was immaterial for the years ended December 31, 2019.

Kures was deemed a VIE and the Company was deemed the primary beneficiary of Kures (see Note 4). Accordingly, the Company has consolidated the results of Kures since August 28, 2019 and all subsequent transactions between the Company and Kures have been eliminated in consolidation.

Long Term Notes Receivable

Investment in DemeRx Promissory Note—Related Party

On January 3, 2020, DemeRx IB loaned to DemeRx $1.0 million under the DemeRx Note (as defined in Note 3). Pursuant to the terms of the DemeRx Note, the aggregate principal amount of $1.0 million together with all accrued and unpaid interest and any other amounts payable are due to be paid on the date that is the earlier of (i) 5 years from the initial closing and (ii) the closing of an initial public offering or a deemed liquidation event of DemeRx IB (the “DemeRx Maturity Date”). The DemeRx Note bears interests on the unpaid principal balance of the note at a 6% rate per annum, computed on the basis of a 360-day year, from until payment in full of all outstanding balance of the DemeRx Note. Such interest shall be accrued and be payable upon the earlier of the DemeRx Maturity Date or acceleration as a result of an event of default. Upon occurrence of any deemed liquidation event, no proceeds generated from such event will be distributed to DemeRx until any and all outstanding amounts under the DemeRx Note have been repaid in full.

Pursuant to the terms of the DemeRx Note, DemeRx may, in the sole discretion pay any amount due under this note, in cash or through cancellation shares of common stock of DemeRx IB, par value $0.0001 per share, of the fair market value of such shares. In addition, DemeRx has the right to prepay the principal amount in whole or in part upon three (3) days’ written notice to DemeRx IB without payment of any premium or penalty, and any such prepayment shall be applied to reduce the principal payment of the DemeRx Note. The Company concluded that these embedded features do not meet the criteria to be bifurcated and separately accounted for as derivatives Upon the occurrence of an event of default, DemeRx IB can declare the principal and any accrued and unpaid interests of the DemeRx Note to be immediately due and payable and during the occurrence and continuance of any event of default, the interest rate will increase to a default rate of 11% from 6% from the date of such event of default until the earlier of (i) the waiver of such event of default by DemeRx IB, or (ii) the payment in full of all outstanding balance of the DemeRx Note. The Company concluded that this feature met the definition of a derivative which required bifurcation. As the probability of this event of default occurring was less than remote, the Company concluded that the fair value of the embedded derivative ascribed to this feature were de minimis.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recorded the DemeRx Note at cost which included the principal balance of the note and accrued interest, net of any payments received, on its consolidated balance sheets. As of December 31, 2020, the DemeRx Note has an outstanding balance of $1.1 million. During the year ended December 31, 2020, $60,000 of interest income were recognized as interest income in the consolidated statements of operations.

Loan to a Compass Shareholder

On December 3, 2020, the Company entered into loan and voting agreements with a COMPASS shareholder (collectively, as the “Compass Shareholder Agreement”) for £0.7 million or approximately $0.9 million. The purpose of the Compass Shareholder Agreement is to allow the COMPASS shareholder to exercise his stock options in COMPASS Pathways plc and to transfer the relevant rights (i.e. voting rights) attached to the ordinary shares to the Company. The Company has the full power to exercise these relevant rights at its absolute discretion in its own best interest. These relevant rights are valid until the COMPASS shareholder no longer hold the ordinary shares of COMPASS Pathways plc. This loan bears no interest and shall be repayable on or before April 1, 2022. Pursuant to the Compass Shareholder Agreement, the COMPASS shareholder shall not transfer, assign or otherwise dispose of any of the shares without the prior written consent of the Company.

The Company recorded the Compass Shareholder Agreement at cost as a long term note receivable which included a principal balance of the note, net of any payments received, on its consolidated balance sheets. As of December 31, 2020, the Compass Shareholder Agreement has an outstanding balance of $0.9 million. In April 2021, the Compass Shareholder Agreement was terminated.

7. Fair Value Measurement

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation (in thousands):

	Fair Value Measurements as of December 31, 2019 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Compass notes receivable—related party	$—	$—	$8,244	$8,244

	$—	$—	$8,244	$8,244

Liabilities:
Contingent consideration liability—related parties	$—	$—	$572	$572

	$—	$—	$572	$572

	Fair Value Measurements as of December 31, 2020 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration liability—related parties	$—	$—	$1,705	$1,705
Derivative liability	—	—	214	214

	$—	$—	$1,919	$1,919

During the years ended December 31, 2019 and 2020, there were no transfers between Level 1, Level 2 or Level 3.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Valuation of Innoplexus Note Receivable-Related Party

The fair value of the Innoplexus notes at issuance and financial reporting dates was estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company used a Scenario Based Model (“SBM”) to incorporate estimates and assumptions concerning company prospects and market indications into a model to estimate the value of the notes. An SBM considers a range of various potential scenario outcomes assumed to occur with associated probabilities. Cash flow outcomes are then discounted to present value to estimate fair value. The SBM procedure is as follows: (i) estimate future cash flows that arise from scenario outcomes, (ii) discount the cash flows to present value using a market-based discount rate and (iii) probability weight the present values to form a probability weighted, expected return analysis that estimates fair value at the valuation date. The most significant estimates and assumptions used as inputs in the SBM valuation technique impacting the fair value of the Innoplexus notes are those concerning the scenario outcomes’ type, timing and probability. At the issuance date of the third tranche of the Innoplexus Notes, the Company assumed the occurrence of the imminent qualified financing event upon which the Innoplexus Notes were to be converted on March 25, 2019. The Company calculated the payment due to holders of Innoplexus Notes and discounted to present value. The Company discounted the cash flows using an annualized discount rate of 13.4% based on an assessment of Innoplexus credit risk and market yields of companies with similar credit risk. The fair value of the third tranche of Innoplexus notes was estimated to be $0.5 million at issuance on January 16, 2019 (see Note 6).

In connection with the Innoplexus Notes conversion on March 25, 2019, the Company valued the notes by estimating the value of the Series C preferred stock into which the Innoplexus Notes converted. The fair value of the Innoplexus Notes prior to the conversion was determined to be $6.6 million at March 25, 2019 (see Note 6).

Valuation of COMPASS Note Receivable-Related Party

The fair value of the COMPASS Notes at issuance and prior financial reporting dates was estimated based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. The Company used a SBM to incorporate estimates and assumptions concerning company prospects and market indications into a model to estimate the value of the notes. An SBM considers a range of various potential scenario outcomes assumed to occur with associated probabilities. Cash flow outcomes are then discounted to present value to estimate fair value. The SBM procedure is as follows: (i) estimate future cash flows that arise from scenario outcomes, (ii) discount the cash flows to present value using a market-based discount rate and (iii) probability weight the present values to form a probability weighted, expected return analysis that estimates fair value at the subject valuation date. The most significant estimates and assumptions used as inputs in the SBM valuation technique impacting the fair value of the COMPASS Notes are those concerning the scenario outcomes’ type, timing and probability. At the issuance dates of the first and second tranches and at December 31, 2019, a qualified financing was assumed to occur within the year following issuance. The Company calculated the payment due to the holders of COMPASS Notes and discounted to present value. The Company discounted the cash flows using discount rates of 9.0 percent, 9.2 percent and 8.8 percent annualized at the first and second tranche issuance dates and at December 31, 2019, respectively, based on an assessment of the credit position of COMPASS and market yields of companies with similar credit risk at the date of valuation estimation and calibration to issuance. The fair value of the COMPASS Notes was determined to be $8.2 million on December 31, 2019.

The Company estimated the fair value of the COMPASS Notes immediately prior to the conversion of the notes using the fair value of the Series B preferred stock of COMPASS. The fair value of the Notes was estimated to be $9.0 million immediately prior to the conversion of the notes (see Note 6).

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the significant unobservable inputs that are included in the valuation of COMPASS Notes as of December 31, 2019 and 2020:

	December 31, 2019
Significant Unobservable Inputs	Input Range	Weighted Average
Discount rate	8.8% to 9.2%	8.9%
Expected term	0.3 to 0.5 years	0.4 years
Probability scenarios:
Conversion upon a financing event	88.0% to 90.0%	90.0%

Contingent Consideration Liability—Related Parties—Milestone and Royalty Payments

The contingent consideration liability—related parties in the table above relates to milestone and royalty payments in connection with the acquisition of Perception. The fair value of the contingent consideration liability—related parties was determined based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. The fair value of the contingent milestone and royalty liabilities was estimated based on the discounted cash flow valuation technique. The technique considered the following unobservable inputs:

•	the probability and timing of achieving the specified milestones and royalties as of each valuation date,

•	the probability of executing the license agreement,

•	the expected first year of revenue, and

•	market-based discount rates

The fair value of the contingent milestone and royalty liabilities could change in future periods depending on prospects for the outcome of R-Ketamine milestone meetings with the FDA or other regulatory authorities, and whether the Company realizes a significant increase or decrease in sales upon commercialization. The most significant assumptions in the discounted cash flow valuation technique that impacts the fair value of the milestone contingent consideration are the projected milestone timing and the probability of the milestone being met. Further, significant assumptions in the discounted cash flow that impacts the fair value of the royalty contingent consideration are the projected revenue over ten years, the timing of royalties on commercial revenue, and the probability of success rate for a commercial R-Ketamine product. As of the fourth quarter of 2020, Perception negotiated a license transaction with a third-party pharmaceutical company that closed in March 2021. The Company used a SBM to consider the Company’s estimate of 80 percent probability that the transaction would happen and the 20 percent probability that it would fail to close. The valuation used inputs that were unobservable inputs with the most significant being the discount rates for royalties on projected clinical milestones and commercial revenue, probability of the transaction closing, and probability of success estimates over the following ten years. The fair value of the contingent milestone and royalty liabilities was estimated to be $0.6 million and $1.7 million at December 31, 2019 and 2020, respectively.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes significant unobservable inputs that are included in the valuation of contingent consideration liability – related parties as of December 31, 2019 and 2020:

		December 31, 2019		December 31, 2020
Valuation Technique	Significant Unobservable Inputs	Input Range	Weighted Average	Input Range	Weighted Average
Discounted cash flow	Milestone contingent consideration:
	Discount rate	8.5% to 8.7%	8.6%	8.4% to 14.1%	9.4%
	Projected milestone timing	4.6 to 5.2 years	4.7 years	4.0 to 4.3 years	4.1 years
	Probability of the milestone	10.5%	10.5%	10.5% to 48.7%	34.8%

Discounted cash flow with SBM	Royalty contingent consideration:
	Discount rate for royalties	14.0%	14.0%	12.0% to 13.0%	12.5%
	Discount rate for royalties on milestones(1)	N/A	N/A	8.4%	8.4%
	Projected commercial revenue	$148.0 to $3,542 million	N/A	$77.5 to $3,542 million	N/A
	Projected clinical milestone revenue(1)	N/A	N/A	$6.0 to $30.0 million	N/A
	Timing of royalties on commercial revenue	8.3 to 8.9 years	8.4 years	7.8 to 8.5 years	8.1 years
	Timing of royalties on clinical milestone revenue(1)	N/A	N/A	1.3 years	1.3 years
	Probability of success rate	3.95%	3.95%	3.95% to 100.0%	12.6%
	Probability of the close of the license transaction(1)	N/A	N/A	80.0%	80.0%

(1)	This input was used in fourth quarter of 2020 in relation to a potential license transaction that Perception has with a third-party pharmaceutical company.

Valuation of 2020 Convertible Notes Payable

The fair value of the 2020 Convertible Notes at issuance and at each reporting period was estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company used a SBM to incorporate estimates and assumptions concerning company prospects and market indications into a model to estimate the value of the notes. The most significant estimates and assumptions used as inputs in the SBM valuation technique impacting the fair value of the 2020 Convertible Notes are those concerning type, timing and probability of specific scenario outcomes. At the issuance dates of the 2020 Convertible Notes, a qualified financing was assumed to occur within the year following issuance. Specifically, the Company discounted the cash flows for fixed payments that were not sensitive to the equity value of the Company at payment by using annualized discount rates that were applied across valuation dates from issuance dates of the 2020 Convertible Notes to conversion. The discount rates were based on certain considerations including: time to payment, an assessment of the credit position of ATAI, market yields of companies with similar credit risk at the date of valuation estimation, and calibrated rates based on the fair value relative to the original issue price from the 2020 Convertible Notes.

Payments that are sensitive to the total equity value of the Company at the date of payment were valued at each valuation date using an option pricing model (“OPM”). Key assumptions used in the OPM included risk free rate, volatility across the period of the valuation dates, dividend yield, and a period of estimation commensurate with time until payment. The inputs to the option pricing model were determined based on

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assessment of the Company’s most recent financing transaction, assessed and adjusted for the market value of a group of publicly traded peer guideline companies and relevant equity indices as of each valuation date from issuance to conversion.

The following table summarizes significant unobservable inputs by valuation technique that are included in the valuation of the 2020 Convertible Notes from the issuance date of the notes in January 2020 to the note conversion date in November 2020:

Valuation Technique	Significant Unobservable Inputs	Input Range	Weighted Average
SBM	Discount rate	-0.5% to 7.2%	0.8%
	Expected term	0.1 to 1.0 years	0.5 years
	Probability scenarios:
	Conversion upon a financing event	50% to 90%	65.5%

OPM	Risk free rate	-0.6% to -0.7%	-0.6%
	Volatility	70.0% to 85.0%	79.0%
	Dividend yield	0%	0%

In November 2020, in connection with the Company’s issuance of common stock (see Note 12), the 2020 Convertible Notes were subsequently converted into 8,773,056 shares of the Company’s common stock, which constituted a qualified funding round. The Company valued the 2020 Convertible Notes based on the value of the Company’s common stock into which the 2020 Convertible Notes converted. The fair value of the 2020 Convertible Notes prior to the conversion was determined to be $50.1 million on November 3, 2020 (See Note 11).

Valuation of Derivative Liability—Perception Convertible Notes

The derivative liability in the table above relates to the embedded conversion features in connection with the Perception Convertible Notes issued in 2020 discussed in Note 11. The fair value of the embedded conversion features at issuance of the Perception Convertible Notes and financial reporting dates was estimated based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. The Company used a SBM to incorporate estimates and assumptions concerning company prospects and market indications into a model to estimate the value of the derivative liability. An SBM considers a range of various potential scenario outcomes assumed to occur with associated probabilities. Cash flow outcomes are then discounted to present value to estimate fair value. The SBM procedure is as follows: (i) estimate future cash flows that arise from scenario outcomes, (ii) discount the cash flows to present value using a market-based discount rate and (iii) probability weight the present values to form a probability weighted, expected return analysis that estimates fair value at the subject valuation date. The most significant estimates and assumptions used as inputs in the SBM valuation technique impacting the fair value of the embedded conversion features are those concerning the scenario outcomes’ type, timing and probability. At the issuance dates of the Perception Convertible Notes and at December 31, 2020, a qualified financing and a licensing transaction were assumed to occur within the year following issuance. The Company calculated the payment due to the holders of Perception Convertible Notes with and without the embedded conversion feature and discounted to present value. The Company discounted the cash flows using a discount rate of 17.0 percent annualized at the issuance dates and at December 31, 2020, respectively, based on an assessment of the credit position of Perception and market yields of companies with similar credit risk at the date of valuation estimation. The fair value of the embedded conversion features was determined to be $0.2 million as of December 31, 2020.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant unobservable inputs that are included in the valuation of the derivative liability as of December 31, 2020 include:

	December 31, 2020
Significant Unobservable Inputs	Input Range	Weighted Average
Discount rate	17.0%	17.0%
Expected term	1 year	1 year
Probability scenarios:
Qualified financing transaction	20%	20%
Licensing transaction	80%	80%

The following table provides a roll forward of the aggregate fair values of the Company’s financial instruments described above, for which fair value is determined using Level 3 inputs (in thousands):

	Compass Notes Receivable— related party	Innoplexus Notes Receivable— related party	Contingent Consideration liability— related parties	2020 Convertible Promissory Notes	Derivative Liability
Balance as of January 1, 2019	$—	$5,900	$392	$—	$—
Initial fair value of instrument	7,818	—	—	—	—
Issuance of notes receivable	—	401	—	—	—
Conversion of notes receivable	—	(6,627)	—	—	—
Exercise of call option	—	—	106	—	—
Gain on conversion of notes	—		—	—	—
Change in fair value	313	384	74	—	—
Foreign currency transaction adjustments	113	(58)	—	—	—

Balance as of December 31, 2019	$8,244	$—	$572	$—	$—
Initial fair value of instrument	—	—	—	—	364
Issuance of notes payable	—	—	—	30,437	—
Conversion of notes receivable	(9,003)	—	—	—	—
Conversion of notes payable	—	—	—	(50,059)	—
Change in fair value	718	—	1,133	16,974	(150)
Foreign currency transaction adjustments	41	—	—	2,648	—

Balance as of December 31, 2020	$—	$—	$1,705	$—	$214

8. Prepaid Expenses and other current assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31
	2019	2020
Sales tax receivables	$200	$509
Prepaid clinical and research related expenses	151	313
Prepaid insurance	22	144
Research and development tax credit	260	556
Other	207	554

Total	$840	$2,076

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Property and Equipment, Net

Property and Equipment, net consist of the following (in thousands):

	December 31
	2019	2020
IT hardware and equipment	27	92
Other	2	—

Total property and equipment	29	92
Less: Accumulated depreciation and amortization	(8)	(21)

Total property and equipment, net	$21	$71

Depreciation expense related to property and equipment, net for the years ended December 31, 2019 and 2020 was immaterial.

10. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31
	2019	2020
Accrued advisory fees	$—	$3,819
Accrued accounting, legal, and other professional fees	—	2,858
Accrued payroll	—	1,098
Accrued external research and development expenses	519	347
Taxes payable	123	997
Other liabilities	277	96

Total	$919	$9,215

11. Convertible Promissory Notes

2018 Convertible Promissory Notes—Related Parties

Convertible promissory notes—related parties, net of discounts and deferred issuance costs, consisted of the following (in thousands):

	December 31
	2019	2020
Convertible notes issued in November 2018	$179	$195
Convertible notes issued in October 2020	—	1,022
Unamortized discount and deferred issuance costs	(22)	(18)

Total	$157	$1,199

During November 2018, the Company executed a terms and conditions agreement (the “Convertible Note Agreement”) under which it would issue up to €1.0 million or $1.2 million in convertible promissory notes to investors. An investor would become a party to the Convertible Note Agreement and would be issued a convertible promissory note by executing and delivering a subscription form. In November 2018, certain

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

investors subscribed to the Convertible Note Agreement and the Company issued convertible promissory notes in the aggregate principal amount of €0.2 million or $0.2 million. In October 2020, certain investors subscribed to the Convertible Note Agreement and the Company issued the remainder of the 2018 Convertible Notes in the aggregate principal amount of €0.8 million or $1.0 million (collectively, the “2018 Convertible Notes”). The total aggregate principal amount of the 2018 Convertible Notes is $1.2 million as of December 31, 2020. The 2018 Convertible Notes are non-interest-bearing, unsecured and are due and payable on September 30, 2025, unless previously redeemed, converted, purchased or cancelled (the “Maturity Date”). Each €1 of the 2018 Convertible Notes is convertible into one ordinary share, subject to certain dilution adjustments. Each note has a face value of €1 and is convertible into one ordinary share upon the payment of €17. Conversion rights may be exercised by a noteholder at any time prior to maturity, except during certain periods if the Company is a publicly traded entity. The 2018 Convertible Notes may be declared for early redemption by the noteholders upon occurrence of specified events of default, including payment default, insolvency and a material adverse change in the Company’s business, operations or financial or other condition. Upon early redemption, the conversion right with respect to the 2018 Convertible Notes may no longer be exercised.

In connection with the Convertible Note Agreement, the Company issued convertible notes in the principal amounts of €0.1 million or $0.1 million to the founders of Perception, who are also related parties of the Company in November 2018 (See Note 18). Perception is a biotech firm acquired by the Company on November 5, 2018. Upon the purchase of certain assets of Perception in November 2018, Perception was deemed to have been a VIE, of which the Company is the primary beneficiary (See Note 4).

In addition, in connection with the Convertible Note Agreement, the Company issued convertible notes in the principal amounts of €0.5 million or $0.6 million to Apeiron, the family office of the Company’s founder, and €0.3 million or $0.4 million to one other shareholder of the Company and the founder of COMPASS in October 2020 (See Note 18).

The Company concluded that both the embedded conversion feature, which is exercisable by the investor at any time during the maturity, and the contingent put option, which would trigger upon the occurrence of an event of default of the 2018 Convertible Notes, do not meet the criteria to be bifurcated and separately accounted for as derivatives and were recorded net of discount and issuance costs, or a reduction to the carrying value of the notes issued in November 2018, with a corresponding adjustment to additional paid in capital. The discount is being amortized using the effective interest method over the period from the respective date of issuance to the Maturity Date.

The Company determined that the October 2020 notes were issued in exchange for services previously provided by the Company’s founders and other shareholders and were fully vested and non-forfeitable upon issuance. These instruments were therefore considered share based compensation awards to non-employees, and the instruments were initially measured and recorded at their grant date fair value based on a Black-Scholes option-pricing model. The assumptions used in the Black-Scholes option pricing model upon issuance of the convertible notes issued in October 2020 were as follows:

Volatility	74.0%
Time until maturity	4.96 - 4.97 years
Dividend yield	0%
Risk-free interest rate	(0.63)% - (0.76)%
Conversion payment	€17
Fair value of ordinary shares	€75

Subsequent to initial recognition, the October 2020 notes are accounted for as convertible debt issued at a substantial premium, such that the face value of the note is recorded as a liability and the residual proceeds as

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

paid-in capital. For the year ended December 31, 2020, the Company recorded total compensation expense associated with the October 2020 notes issuance of $61.5 million as consideration for services previously provided by the noteholders within general and administrative expense on the consolidated statements of operations.

In connection with the 2018 Convertible Notes issued in November 2018, the Company paid issuance costs of $15,000 which were shown as a reduction to carrying value of notes and recorded as debt issuance cost and amortized using the effective interest method over the term of the notes. There was no issuance cost associated with the 2018 Convertible Notes issued in October 2020.

The Company recognized interest expense, wholly comprised of amortization of debt discount and issuance costs, of $4,000 and $4,000 during the years ended December 31, 2019 and 2020, respectively, in connection with the 2018 Convertible Notes issued in November 2018. As of December 31, 2019 and 2020, the unamortized debt discount and issuance costs on the 2018 Convertible Notes were $22,000 and $18,000, respectively in connection with the 2018 Convertible Notes issued in November 2018.

The Company made no principal payments in association with the 2018 Convertible Notes during the years ended December 31, 2019 and 2020.

2020 Convertible Promissory Notes

In January 2020, the Company executed a terms and conditions agreement (the “2020 Convertible Note Agreement”) under which it would issue up to €30.0 million, or $33.5 million, in convertible promissory notes to various investors. The Company issued convertible promissory notes in the aggregate principal amount of €27.0 million or $30.4 million under four separate tranches issued at various dates during 2020: €3.4 million or $3.7 million under Tranche 1, €6.9 million or $7.7 million under Tranche 2, €10.0 million or $11.2 million under Tranche 2A, €6.7 million or $7.8 million under Tranche 3 (collectively, the “2020 Convertible Notes”). In addition, in connection with the 2020 Convertible Note Agreement, the Company issued convertible notes in the principal amounts of $0.1 million to Galaxy Group Investments LLC, a related party (See Note 18).

The 2020 Convertible Notes are due and payable on January 31, 2022 unless previously redeemed, converted, purchased or cancelled (the “2020 Maturity Date”) and bear interest on their principal amounts at the rate of 5% per year, with interest commencing on January 1, 2020 for Tranches 1 and 2, and August 1, 2020 for Tranches 2A and 3. The 2020 Convertible Promissory Notes, plus all accrued and unpaid interest, are mandatorily converted upon specified conversion events, including a sale, qualifying funding round (where the Company raises at least €30.0 million), a non-qualifying funding round (provided it is approved by 75% of the noteholders) and specified events of default, including payment default, insolvency and a material adverse change in the Company’s business, operations or financial or other condition.

The Company qualified for and elected to account for the 2020 Convertible Notes under the fair value option and, in doing so, bypassed the analysis of potential embedded derivative features. The Company believes that the fair value option better reflects the underlying economics of the 2020 Convertible Notes. As a result, the notes were recorded at fair value upon issuance and were subsequently remeasured at each reporting date until settled or converted. Under the fair value option, changes in fair value are reported in the consolidated statements of operations as a component of other income (expense), net. The Company initially recorded the notes at their fair values, in the aggregate of €26.4 million or $29.9 million on their respective issuance dates.

On November 3, 2020, in a transaction that constituted a qualified funding round, the Company issued and sold shares of its common stock to other investors resulting in net cash proceeds of approximately $77.2 million.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the qualified funding, all of the outstanding principal and accrued interest under the 2020 Convertible Notes, totaling €27.6 million, or $32.2 million, was automatically converted into 8,773,056 shares of the Company’s common stock. Tranche 1, Tranche 2, and Tranche 2A of the 2020 Convertible Notes were converted at 25% discount to the valuation cap based on the terms of the 2020 Convertible Notes. Tranche 3 of the 2020 Convertible Notes were converted at 15% discount to the valuation cap based on the terms of the 2020 Convertible Notes. Under the fair value option, the notes were remeasured to their fair value immediately prior to conversion at a price per share equal to the fair value of common stock issued in November 2020, totaling €41.1 million or $50.1 million. Once the notes were converted, the converted shares were recorded at fair value of €4.69 or $5.56 per share price. The interest expense and change in fair value in the 2020 Convertible Notes from its various issuance dates to the conversion date totaled $17.0 million and included in change in fair value of convertible promissory notes in the consolidated statements of operations.

The issuance costs associated with the issuance of 2020 Convertible Notes are estimated to be $1.0 million, with $0.8 million paid to Apeiron by Small & Mid Cap Investment bank AG, Munich (“SMC”) pursuant to an existing advisory agreement between Apeiron and SMC (See Note 18).

Perception Convertible Promissory Notes

The carrying value of convertible promissory notes and derivative liability are as follows (in thousands):

	December 31
	2019	2020
Principal	$—	$1,044
Accrued interest	—	23
Unamortized discount	—	(303)

Total carrying value of convertible promissory notes	—	764

Derivative liability	—	214

Total convertible promissory notes and derivative liability	$—	$978

On March 16, 2020, Perception entered into a convertible promissory note agreement with the Company and other investors, including related parties, which provided for the issuance of convertible notes of $3.9 million (the “Perception Note Purchase Agreement”). Under the Perception Note Purchase Agreement, Perception issued convertible notes in the aggregate principal amount of $3.3 million to the Company, $0.3 million to Sonia Weiss Pick and Family, and $0.3 million to other investors (See Note 18). The notes bear interest at an annual rate of 5% and are due and payable on June 30, 2022, unless earlier converted (the “Perception March 2020 Notes”).

On December 1, 2020, Perception entered into an additional convertible promissory note agreement (the “Perception December 2020 Convertible Note Agreement”) with the Company and other investors, including related parties, which provided for the issuance of convertible notes of up to $12.0 million. Pursuant to the Perception December 2020 Convertible Note Agreement, the convertible notes are issued in two tranches: (i) up to $7.0 million under the first tranche funding (the “First Tranche Funding”), with $6.2 million and $0.8 million issued in December 2020 and January 2021 (See Note 20), respectively, and (ii) up to an additional $5.0 million under the second tranche funding (the “Second Tranche Funding”), which will be issued in May 2021. Under the First Tranche Funding, Perception issued an aggregate principal amount of $5.8 million to the Company and $0.4 million to other investors. The notes bear interest at an annual rate of 5% and are due and payable on February 28, 2022, unless earlier converted (the “Perception December 2020 Notes” and together with the Perception March 2020 Notes, the “Perception Convertible Notes”).

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the event of a qualified sale of preferred stock resulting in gross proceeds to Perception of at least $5.0 million, all the principal and accrued and unpaid interest under the Perception Convertible Notes will automatically convert, into the same equity securities issued by Perception at a 25% discount from the lowest price of the security issued. In the event that Perception receives upfront proceeds of $5.0 million or more in a licensing transaction, all the principal and accrued and unpaid interest under the Perception convertible notes will automatically convert, into shares of Series A Preferred Stock of Perception at a price per share of $0.75 for the Perception March 2020 Notes and 75% of the fair market value of the Series A Preferred Stock of Perception for the Perception December 2020 Notes. Upon a change in control of Perception, all the principal and accrued and unpaid interest under the Perception Convertible Notes will automatically convert, into shares of Series A Preferred Stock of Perception at a price per share of $0.75. The Perception Convertible Notes issued to the Company represent intercompany debt and are eliminated upon consolidation. Perception may not pre-pay in whole or in part of the notes without the consent of the Company. Obligations under the Perception Convertible Notes are subject to acceleration upon occurrence of specified events of default, including payment default and insolvency.

The Company concluded that both the automatic redemption features in the event of a qualified financing and the automatic redemption feature upon the occurrence of a licensing transaction met the definition of embedded derivatives that were required to be bifurcated and accounted for as a separate unit of accounting. The Company recorded the fair value of the derivative liabilities of $0.4 million as a liability with the offset being recorded as a debt discount on the issuance dates of the Perception Convertible Notes. Both the liability and the offsetting debt discount are presented together in convertible promissory notes and derivative liability on the consolidated balance sheets. The resulting debt discount is being amortized to interest using the effective interest method over the terms of the Perception Convertible Notes. This interest expense is recorded in other income (expense), net in the consolidated statements of operations. The derivative liabilities are subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of other income (expense), net in the consolidated statements of operations. The Company recorded a net gain of $0.2 million resulting from the change in fair value of the derivative liability for the year ended December 31, 2020. At December 31, 2020, the fair value of the derivative liability was $0.2 million, including an immaterial amount of derivative liability relating to Sonia Weiss Pick and Family.

The Company recognized interest expense of $84,000, including amortization of debt discount of $60,000 during the year ended December 31, 2020. As of December 31, 2020, the unamortized debt discount on the Perception Convertible Notes was $0.3 million. The debt issuance costs associated with the Perception Convertible Notes were not material.

Line of Credit Agreements

During 2019, the Company had a credit line with Raiffeisenbank Attersee-Süd eGen (“Attersee”) which was unused and further cancelled in December 2019.

In June 2020, the Company entered into a €4.0 million or approximately $4.5 million credit line agreement with Attersee. In September 2020, the Company entered into an amendment to the Attersee credit line agreement, pursuant to which the Company decreased the credit line to €2.0 million or approximately $2.4 million. This credit line bears an annual borrowing rate of 2.5% and an annual facility fee of 0.75%, and has a final maturity of April 30, 2023. As of December 31, 2020, there were no outstanding borrowings under this credit line agreement.

In September 2020, the Company entered into a €2.0 million or approximately $2.4 million credit facility agreement with Apeiron. The Company did not draw from this credit facility, and the facility was terminated on December 23, 2020.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Common Stock

As of December 31, 2019, the Company’s amended and restated certificate of incorporation authorized the Company to issue 90,709,312 shares, at €0.10 par value common stock, of which 68,000,000 are Class A Common Stock issued in fiscal period 2018 and 22,709,312 of Class A Common Stock issued in fiscal period 2019.

In January 2019, the Company issued 6,709,312 shares of its common stock at €0.10 par value per share to founders of COMPASS. In exchange, the Company received 6,700 common stock in COMPASS in December 2018 per a contribution agreement entered into between the parties (see Note 5 and Note 18).

In April 2019, the Company issued and sold 16,000,000 shares of common stock of €0.10 par value, at a price of €2.38 or $2.67 per share, for proceeds of $41.4 million, net of issuance costs of $1.3 million which includes advisory fees paid to SMC and Koch Wertpapier GmbH bank (Koch). SMC and Koch paid a portion of the advisory fees received from the Company to Apeiron, the family office of the Company’s founder (see Note 18).

In November and December 2020, the Company issued and sold 14,933,344 shares of common stock of €0.10 par value to new and existing investors, including related parties, at a price of €4.69 or $5.56 per share, for proceeds of $77.2 million, net of issuance costs of $5.2 million which includes advisory fees paid to SMC. SMC paid a portion of the advisory fees received from the Company to Apeiron (see Note 18).

In November 2020, in connection with the Company’s issuance and sale of its common stock, all of the outstanding principal and accrued interest under the 2020 Convertible Notes, totaling $32.2 million, was automatically converted into 8,773,056 shares of common stock pursuant to their original terms. Once the notes were converted, the converted shares were recorded at fair value of $5.56 per share price equal to the price per share of common stock issued in November 2020.

All common shareholders have identical rights. Each share of common stock entitles the holder to one vote on all matters submitted to the stockholders for a vote.

All holders of common stock are entitled to receive dividends, as may be declared by the Company’s board of directors. Upon liquidation, common stockholders will receive distribution on a pro rata basis. As of December 31, 2019 and 2020, no cash dividends have been declared or paid.

13. Stock-Based Compensation

Atai Life Sciences 2020 Equity Incentive Plan

Effective August 21, 2020, the Company adopted an equity-based compensation plan, the 2020 Equity Incentive Plan (“2020 Incentive Plan”). The 2020 Incentive Plan is administered by the Company’s Board. The plan is intended to encourage ownership of shares by employees and directors of and certain consultants to the Company and its affiliates in order to attract and retain such people, to induce them to work for the benefit of the Company or of an affiliate and to provide additional incentive for them to promote the success of the Company or of an affiliate. The 2020 Incentive Plan provides for the Company to grant incentive stock options or nonqualified stock options, restricted stock awards and other stock-based awards to executive officers, directors and employees and consultants of the Company.

The Company has reserved up to 16,000,000 shares of common stock, excluding any shares issued under our Hurdle Share Option Program described in below, for issuance to executive officers, directors and employees

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and consultants of the Company pursuant to the 2020 Incentive Plan. Shares that are expired, terminated, surrendered or canceled without having been fully exercised will be available for future awards. At December 31, 2020, 4,348,768 shares were available for future grants under the 2020 Incentive Plan.

Stock Options

The stock options outstanding noted below consist of both service and performance-based options to purchase Common Stock. These stock options have a five-year contractual term. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company. Refer to Note (1) below for more information on vesting conditions. The following is a summary of stock option activity for the year ended December 31, 2020:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2019	—	$—	—	$—
Granted	11,675,328 (1)	1.51	—	—
Exercised	(320,000)	0.37	—	—
Cancelled or forfeited	(24,096)	2.44	—	—

Outstanding as of December 31, 2020	11,331,232	$1.54	4.64	$47,735

Options exercisable as of December 31, 2020	2,240,000	$0.37	4.64	$12,067

(1)

Includes (a) 5,120,000 stock options that will vest (i) 50% upon the satisfaction of specified performance-based vesting conditions, and (ii) 50% upon the satisfaction of specified performance-based vesting conditions, only if and when a “Liquidity Event” (as defined in the award) occurs within five years of the date of grant, (b) 3,176,976 stock options that will vest over a four-year service period, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant, (c) 3,027,408 stock options that will vest at the end of a four-year service period and upon the satisfaction of specified performance-based vesting conditions, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant, and (d) 350,944 stock options that will vest only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2020, was $1.67. The total intrinsic value of options exercised during the year ended December 31, 2020, was $1.7 million.

The Company estimates the fair values of stock options using the Black-Scholes option-pricing model on the date of grant. During the year ended December 31, 2020, the assumptions used in the Black-Scholes option pricing model were as follows:

Year Ended December 31, 2020
Weighted average expected term in years	3.92
Weighted average expected stock price volatility	71.10%
Risk-free interest rate	0.20% - 0.22%
Expected dividend yield	0%

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2020, the Company recorded stock-based compensation expense associated with the 2020 Incentive Plan of $5.4 million. The expense recognized in 2020 relates to stock options where the attainment of the performance-based conditions were deemed probable, and ultimately satisfied. These stock options, which were granted to one of the Company’s executives, were granted in-the-money as recognition for the services provided to the Company prior to the Company adopting the 2020 Incentive Plan. See the detail for stock-based compensation expenses in the table below. As of December 31, 2020, total unrecognized compensation cost related to the unvested stock-based awards was $14.5 million, which will be recognized in future periods if and when attainment of the performance criteria becomes probable.

Atai Life Sciences Hurdle Share Option Plan

Effective on August 21, 2020, the Company approved and implemented an employee stock option plan for selected executives, employees and consultants of the Company (so-called Hurdle Share Options Program or “HSOP Plan”). This plan is primarily aimed at German-based executives, employees and consultants of the Company (collectively as “HSOP Participants”).

The Company has reserved up to 8,000,000 shares (“HSOP Shares”) with a nominal value of €0.06 for issuance to selected executives, employees and consultants of the Company pursuant to the HSOP Plan. The ATAI Life Sciences HSOP GbR (the “Partnership”) is authorized to subscribe for the new shares under HSOP. HSOP Participants shall subscribe for and hold the HSOP Shares in accordance with the HSOP Plan and the Company’s articles of association. The HSOP shares are restricted until the HSOP Participants make contributions in cash to the Company equal to a nominal amount of the HSOP Shares allocated to them pursuant to the HSOP Plan. At December 31, 2020, there were no shares issued and outstanding under the HSOP Plan.

Perception Neuroscience Holdings Inc. 2019 Equity Incentive Plan

Effective September 12, 2019, Perception adopted an equity-based compensation plan. Perception’s 2019 Equity Incentive Plan provides for Perception to grant incentive stock options or nonqualified stock options, restricted stock awards and other stock-based awards to employees, directors, or consultants of Perception.

Perception has reserved up to 1,800,000 shares of common stock for issuance to employees, directors, and consultants of Perception pursuant to the Perception 2019 Equity Incentive Plan. Unless otherwise provided, at the time of grant, the options issued pursuant to the Perception 2019 Equity Incentive Plan expire 10 years from the date of grant. At December 31, 2019 and 2020, 792,000 shares were available for future grants under the 2019 Equity Incentive Plan. Shares that are expired, terminated, surrendered or canceled under the Perception 2019 Equity Incentive Plan without having been fully exercised will be available for future awards.

Restricted Common Units

Through December 31, 2020, Perception granted restricted stock units to employees or directors containing both service and performance-based vesting conditions under the Perception 2019 Equity Incentive Plan. These restricted stock units become eligible to vest over a four-year service period, subject to the risk of forfeiture by virtue of continued employment or service to the Company. Restricted stock units that have become eligible to vest will then vest following the achievement of either; a performance-based vesting condition tied to a change in control (as defined in the award) resulting in transaction consideration above a distinct threshold value, or a performance-based vesting condition tied to an initial public offering (as defined in the award) at a share price above a distinct threshold value or the share price exceeding the threshold value following the initial public offering.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company reflects restricted stock units as issued and outstanding shares of common stock when vested and the shares have been delivered to the individual. The following table summarizes Perception’s restricted common stock activity during the years ended December 31, 2019 and 2020:

	RSU	Weighted Average Grant Date Fair Value
Unvested balance as of January 1, 2019	—	$—
Granted	1,008,000	0.47
Vested	—	—
Forfeited	—	—

Unvested balance as of December 31, 2019	1,008,000	$0.47
Granted	—	—
Vested	—	—
Forfeited	—	—

Unvested balance as of December 31, 2020	1,008,000	$0.47

Compensation cost related to stock grants that vest contingent on a change of control or initial public offering will be deferred until the consummation of such change of control or initial public offering. As of December 31, 2019 and 2020, the unrecognized stock compensation for Perception was $0.5 million for both years.

Kures 2019 Stock Option and Grant Plan

Effective August 27, 2019, Kures adopted an equity-based compensation plan. The Kures 2019 Stock Option and Grant Plan provides for Kures to grant incentive stock options or nonqualified stock options, restricted stock awards and other stock-based awards to employees, directors, consultants of Kures.

Kures has reserved up to 954,315 shares of common stock for issuance to directors of Kures pursuant to the Kures 2019 Stock Option and Grant Plan. At December 31, 2019, there were no stock options issued and outstanding, and 954,315 shares were available for future grants. At December 31, 2020, there was 600,000 stock option issued and outstanding and 354,315 shares were available for future grants under the Kures 2019 Stock Option and Grant Plan.

The Kures 2019 Stock Option and Grant Plan is administered by Kures’ board of directors. Shares that are expired, terminated, surrendered or canceled without having been fully exercised will be available for future awards.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

The stock options outstanding noted below consist primarily of service-based options to purchase Common Stock, the majority of which vest over a four-year period and have a ten-year contractual term. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company. The following is a summary of stock option activity for the year ended December 31, 2020:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2019	—	$—	—	$—
Granted	600,000	0.10	9.58	—
Exercised	—	—	—	—
Cancelled or forfeited	—	—	—	—

Outstanding as of December 31, 2020	600,000	$0.10	9.58	$—

Options exercisable as of December 31, 2020	200,000	$0.10	9.58	$—

The weighted-average grant-date fair value of options granted during the years ended December 31, 2020 was $0.07.

The Company estimates the fair values of stock options using the Black-Scholes option-pricing model on the date of grant. During the year ended December 31, 2020, the assumptions used in the Black-Scholes option pricing model were as follows:

Year Ended December 31, 2020
Weighted average expected term in years	5.62
Weighted average expected stock price volatility	82.10%
Risk-free interest rate	0.34%
Expected dividend yield	0%

As of December 31, 2019, there were no stock options issued and outstanding under the Kures 2019 Stock Option and Grant Plan. For the year ended December 31, 2020, the Company recorded stock-based compensation expense of $14,000. As of December 31, 2020, total unrecognized compensation cost related to the unvested stock-based awards was $0.1 million, which is expected to be recognized over a weighted average period of 2.66 years.

Kures Restricted Common Stock Awards

Immediately following the acquisition detailed in Note 3, the Board of Directors of Kures issued 4,937,530 unvested restricted common shares to directors of Kures. The restricted common stock vest over a two to three-year period, subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

The Company measures all non-cash share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards on a straight-line basis over the requisite service period, which is generally the period from the grant date to the end of the vesting period.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company reflects restricted stock awards as issued and outstanding shares of common stock when vested and the shares have been delivered to the individual. The following table summarizes Kures’ restricted common stock awards activity for 2019 and 2020:

	RSA	Weighted Average Grant Date Fair Value
Unvested balance as of August 28, 2019	—	$—
Granted	4,937,530	0.10
Vested	(548,616)	0.10
Forfeited	—	—

Unvested balance as of December 31, 2019	4,388,914	$0.10
Granted	—	—
Vested	(1,645,848)	0.10
Forfeited	—	—

Unvested balance as of December 31, 2020	2,743,066	$0.10

For the years ended December 31, 2019 and 2020, the Company recorded stock-based compensation expense associated with restricted stock awards of $0.1 million and $0.2 million, respectively. See the detail for stock-based compensation expense in the table below.

The fair value of restricted stock that vested during the year ended December 31, 2019 and 2020 was $0.1 million and $0.2 million, respectively. As of December 31, 2020, total unrecognized compensation cost related to the unvested stock-based awards was $0.3 million, which is expected to be recognized over a weighted average period of 1.65 years.

Kures 2020 Equity Incentive Plan

Effective August 21, 2020, Kures adopted an equity-based compensation plan, the 2020 Equity Incentive Plan (the “2020 Kures Plan”). The 2020 Kures Plan provides for Kures to grant incentive stock options or nonqualified stock options, restricted stock awards and other stock-based awards to employees, directors, consultants of Kures.

Kures has reserved up to 207,847 shares of common stock at the sole discretion of the plan administrator for issuance to employees, directors, consultants of Kures pursuant to the 2020 Kures Plan. The 2020 Kures Plan is administered by Kures’ board of directors. Shares that are expired, terminated, surrendered or canceled without having been fully exercised will be available for future awards.

At December 31, 2020, there were no shares issued and outstanding under the 2020 Kures Plan.

Recognify 2020 Equity Incentive Plan

Effective October 30, 2020, Recognify adopted an equity-based compensation plan, the 2020 Equity Incentive Plan (“2020 Recognify Plan”). The 2020 Recognify Plan provides for Recognify to grant incentive stock options or nonqualified stock options, restricted stock awards and other stock-based awards to employees, directors, consultants of Recognify.

Recognify has reserved up to 485,085 shares of common stock or the equivalent of such number of shares at the sole discretion of the plan administrator for issuance to employees, directors, consultants of Recognify

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

pursuant to the 2020 Recognify Plan. The 2020 Recognify Plan is administered by Recognify’ board of directors. Shares that are expired, terminated, surrendered or canceled without having been fully exercised will be available for future awards.

At December 31, 2020, there were no shares issued and outstanding under the 2020 Recognify Plan.

Recognify Restricted Common Stock Awards

Immediately following the acquisition detailed in Note 3, the Board of Directors of Recognify issued 1,017,917 unvested restricted common shares to directors and consultants of Recognify. The restricted common stock typically vest over a two to four-year period, subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

The Company reflects restricted stock awards as issued and outstanding shares of common stock when vested and the shares have been delivered to the individual. The following table summarizes Recognify’ restricted common stock awards activity during 2020:

	RSA	Weighted Average Grant Date Fair Value
Unvested balance as of November 6, 2020	—	$—
Granted	1,017,915	1.71
Vested	(66,228)	1.71
Forfeited	—	—

Unvested balance as of December 31, 2020	951,687	$1.71

The Company acquired Recognify in November 2020. The Company determined Recognify is a VIE and consolidated its result of operations within the Company’s consolidated financial statements. For the year ended December 31, 2020, the Company recorded stock-based compensation expense of $0.1 million. See the detail for stock-based compensation expense in the table below.

The total fair value of shares vested during the year ended December 31, 2020, was $0.1 million. As of December 31, 2020, total unrecognized compensation cost related to the unvested stock-based awards was $1.6 million, which is expected to be recognized over a weighted average period of 2.68 years.

Stock-Based Compensation

Stock-based compensation expense is allocated to either research and development or general and administrative expense on the consolidated statements of operations based on the cost center to which the option holder belongs.

For the year ended December 31, 2019, the Company recorded total stock-based compensation expense associated with Kures’ restricted stock awards of $0.1 million within research and development expense on the consolidated statements of operations.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the total stock-based compensation expense by function for the year ended December 31, 2020, which includes expense related to stock options and restricted stock awards (in thousands):

	Year Ended December 31, 2020
	Atai	Kures	Recognify	Total
Research and development	$—	$179	$92	$271
General and administrative	66,874	—	13	66,887

Total	$66,874	$179	$105	$67,158

In connection with the convertible notes – related parties issued in October 2020 (See Note 11), the Company recorded stock-based compensation expense for the year ended December 31, 2020 of $61.5 million which is included in general and administrative expense on the consolidated statements of operations and in the table above and is recorded within additional paid in capital within equity.

14. Income Taxes

The component of German and overseas income (loss) from continuing operations before income taxes is as follows (in thousands):

	Year Ended December 31,
	2019	2020
Germany	$(3,841)	$(75,966)
Overseas	(13,633)	(25,847)

Total loss before income taxes	$(17,474)	$(101,813)

The tax provision (benefits) for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2019	2020
Current income tax provision (benefit):
Germany	$—	$—
Overseas	2	305

Total current income tax provision:	$2	$305

Deferred income tax provision (benefit):
Germany	$—	$—
Overseas	—	—

Total deferred income tax provision:	—	—

Total income tax provision:	$2	$305

The overseas current tax provision for December 31, 2019 and 2020 is primarily comprised of corporate income taxes incurred in the United States.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the statutory income tax rate to the Company’s effective income tax rate for continuing operations is as follows (in thousands):

	Year Ended December 31,
	2019	2020
Loss before income taxes:
Germany	$(3,841)	$(75,966)
Overseas	(13,633)	(25,847)

Total loss before income taxes:	(17,474)	(101,813)
German statutory rate	30.18%	30.18%

Expected income tax expense (benefit)	(5,273)	(30,722)

US state income taxes, net of US federal tax benefit and valuation allowance	$—	$74
Overseas tax rate differential	1,246	2,304
Effect of taxes not provided on outside basis differences in consolidated subsidiaries:
Fair value adjustments	79	(247)
IPR&D charges and acquisition adjustments	1,975	2,164
Effect of R&D credit incentives	—	240
Effect of taxes not provided on outside basis differences in investments:
Fair value adjustments	130	(6,175)
Expenses not deductible for tax purposes	27	(55)
Effect of German participation exemption on outside basis differences	(135)	(5)
Effect of non-deductible compensation in respect of convertible notes	—	18,558
Effect of conversion of convertible notes	—	4,846
Other	(8)	(1)
Change in German and overseas valuation allowance	1,961	9,324

Total income tax expense:	$2	$305

Effective income tax rate:	(0.01)%	(0.30)%

The Company is headquartered in Berlin, Germany and has subsidiaries in the United States and Australia as well as investments in the United Kingdom and Germany. The Company incurred tax losses in all jurisdictions and generated insignificant taxable profits in one United States subsidiary. The weighted-average combined German corporate tax rate for the year ended December 31, 2019 and 2020 was 30.18% (inclusive a corporate income tax rate of 15.83% and trade tax rate of 14.35%). The weighted-average United States corporate tax rate for year ended December 31, 2019 and 2020 was 21.0%. The weighted-average Australia corporate tax rate for the year ended December 31, 2019 and 2020 was 27.5%.

Deferred income taxes are provided for the effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of deferred tax assets and deferred tax liabilities consisted of the following (in thousands):

	Year Ended December 31,
	2019	2020
Deferred tax assets:
German tax loss carryforward	$1,980	$5,956
Overseas tax loss carryforward	1,399	6,321
Outside basis differences in equity and other investments	157	—
Intangible assets	26	57
Share compensation	—	1,698
Other deductible timing differences	51	194

Total deferred tax assets, gross	3,613	14,226
Valuation allowance	(3,612)	(14,174)

Total deferred tax assets, net	$1	$52

Deferred tax liabilities:
Other taxable timing differences	$(1)	$(51)
Outside basis differences in equity and other investments	—	(1)

Total deferred tax liabilities	(1)	(52)

Total deferred tax asset (liability)	$—	$—

The valuation allowance for deferred tax assets as of December 31, 2019 and 2020 was $3.6 million and $14.2 million, respectively. The valuation allowance recorded was primarily related to German and overseas tax loss carryforwards that, in the judgment of management, are not more likely than not to be realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The future realization of deferred tax assets is subject to the existence of sufficient taxable income of the appropriate character (e.g., ordinary income or capital gain) as provided under the carryforward provisions of local tax law. Additionally, deferred tax assets with respect to tax losses in overseas jurisdictions may be subject to additional limitations under IRC section 382, however, such potential limitations have not yet been determined. Management considers the Company’s limited history and historical tax losses, future projected taxable income (including the character and jurisdiction of such income), the scheduled reversal of deferred tax liabilities (including the effect in available carryback and carryforward periods), and tax-planning strategies in making this assessment.

The Company does not have any prior earnings history and, due to the early stages of its development and research activities, is expected to generate losses for the next several years and cannot accurately estimate future profit projections beyond such time. Additionally, the Company’s tax loss carryforwards are likely subject to ownership change limitations in certain overseas jurisdictions. As such, management believes that it is not more likely than not that the Company will realize the benefits of these tax loss carryforwards and deductible differences.

As of December 31, 2019 and 2020, the Company does not have any significant unremitted earnings in its foreign subsidiaries.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s gross tax loss carryforward for tax return purposes are as follows (in thousands):

	Year Ended December 31,
	2019	2020
Germany tax losses	$6,566	$19,738
Overseas tax losses	4,538	21,425

Total	$11,104	$41,163

The Company’s tax loss carryforwards have an indefinite carryforward period, however, some of which are likely subject to annual limitations as a result of ownership changes in overseas jurisdictions.

The Company’s 2019 through 2020 tax returns are currently open to audit and have not been subject to audit in any prior year by any tax authority.

Unrecognized tax benefits arise when the estimated benefit recorded in the financial statements differs from the amounts taken or expected to be taken in a tax return because of the uncertainties. As of December 31, 2019 and 2020, the Company had no unrecognized tax benefits.

15. Net Loss Per Share

Basic and diluted net loss per share attributable to ATAI stockholders were calculated as follows (in thousands, except share and per share data):

	December 31,
	2019	2020
Numerator:
Net loss	$(24,384)	$(178,625)
Net loss attributable to redeemable noncontrolling interests and noncontrolling interests	(10,246)	(8,782)

Net loss attributable to ATAI Life Sciences B.V. shareholders—basic and diluted	$(14,138)	$(169,843)

Denominator:
Weighted average common shares outstanding attributable to ATAI Life Sciences B.V. stockholders—basic and diluted	86,658,048	93,019,072

Net loss per share attributable to ATAI Life Sciences B.V. shareholders—basic and diluted	$(0.16)	$(1.83)

The following represents maximum amount of outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common shareholders for the periods presented because including them would have been antidilutive:

	As of December 31,
	2019	2020
Options to purchase Common Stock	—	11,331,23
2018 Convertible Promissory Notes—Related Parties (Note 11)	150,592	16,000,000

Total	150,592	27,331,232

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 2020 Convertible Notes converted into 8,773,056 of shares of the Company’s common stock in November 2020 in connection with a qualified financing transaction. Such shares were not included in the table above as the 2020 Convertible Notes were not outstanding as of December 31, 2019 or December 31, 2020, respectively.

16. Commitments and Contingencies

Other Research and Development Agreements

The Company may also enter into contracts in the normal course of business with clinical research organizations for clinical trials, with contract manufacturing organizations for clinical supplies and with other vendors for preclinical studies, supplies and other services and products for operating purposes.

Indemnification

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to vendors, lessors, business partners, board members, officers and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company, negligence or willful misconduct of the Company, violations of law by the Company, or intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements, and thus, there are no claims that the Company is aware of that could have a material effect on the Company’s consolidated financial statements.

The Company also maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify the Company’s directors. To date, the Company has not incurred any material costs and has not accrued any liabilities in the consolidated financial statements as a result of these provisions.

Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company is unable to predict the outcome of these matters or the ultimate legal and financial liability, and at this time cannot reasonably estimate the possible loss or range of loss and accordingly has not accrued a related liability. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings. In addition, from time to time, the Company has been and may be involved in various legal proceedings arising in the ordinary course of business. The Company currently believes that the outcome of these legal proceedings, either individually or in the aggregate, will not have a material effect on its consolidated financial position, results of operations or cash flows.

17. License Agreements

National University Corporation Chiba University License Agreement

In August 2017, Perception entered into a license agreement, or the CHIBA license, with the National University Corporation Chiba University or CHIBA, relating to Perception’s drug discovery and development initiatives. Under the CHIBA agreement, Perception has been granted a worldwide exclusive license under

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

certain patents and know-how of CHIBA to research, develop, manufacture, use and commercialize therapeutic products. Perception paid an upfront license fee which was recorded as research and development expense during the year ended December 31, 2017. The Company previously exercised an option and purchased licenses to additional CHIBA technologies and related know-how, and as such the Company is required to pay an annual maintenance fee until the filing of a new drug application with the Food and Drug Administration. In addition, Perception is also required to pay tiered royalties ranging in the low to mid-single-digit on future net sales of licensed products that are covered by a valid claim of a licensed patent, if any. In addition, the Company is obligated to make contingent milestone payments totaling up to $1.2 million upon the achievement of certain clinical or regulatory milestones for each of the first two licensed products and $1.0 million upon the achievement of certain clinical or regulatory milestones for each additional licensed product.

The Company has the right to terminate the CHIBA agreement for any reason upon a 90-day notice and if CHIBA materially breaches the agreement and fails to remedy any such default within specified cure periods. CHIBA has the right to terminate the CHIBA agreement if the Company declares bankruptcy, becomes insolvent or otherwise materially breaches the agreement and fails to remedy any such default within specified cure periods. Such termination does not preclude CHIBA’s rights to any milestone payments, royalties, and other payments described above. The CHIBA agreement will remain in effect until terminated by the parties according to their rights.

During the year ended December 31, 2019, the Company recognized an immaterial amount of research and development expense in connection with the CHIBA agreement. During the year ended December 31, 2020, the Company recognized $0.1 million in research and development expense in connection with the CHIBA agreement.

Cyclica Software License Agreement

In November 2019, EntheogeniX entered into a license agreement with Cyclica relating to EntheogeniX’s drug discovery and development initiatives. Pursuant to the agreement, EntheogeniX obtained a limited, non-transferable, and non-exclusive right, solely for the term of the agreement access to and use of Cyclica’s hosted and cloud-based software platforms, upon execution of the agreement, EntheogeniX paid Cyclica an upfront service fee of $0.1 million. In addition, EntheogeniX is obligated to make aggregate milestone payments to Cyclica of up to $0.3 million upon the achievement of specified clinical and regulatory milestones.

This agreement may only be terminated by either party following a non-curable material breach of the shareholders agreement between Cyclica and EntheogeniX. Upon termination, the licenses granted to EntheogeniX will simultaneously terminate, and EntheogeniX will immediately cease use of all licensed software. Both parties will be required to return the proprietary information of the other party. Termination will not relieve either party of any liability or obligation that arose prior to termination. In addition, if Cyclica terminates the agreement due to an uncured material breach committed by EntheogeniX, EntheogeniX will immediately pay to Cyclica any and all amounts that would have been owed to Cyclica during the term of the agreement had it not been terminated early.

During the years ended December 31, 2019 and 2020, the Company recognized $0.1 million and $0.3 million, respectively, in research and development expense in connection with Cyclica’s license agreement.

Columbia Stock Purchase and License Agreement

In June 2020, Kures entered into a license agreement with Columbia, pursuant to which, Kures obtained an exclusive license under certain patents and technical information to discover, develop, manufacture, use and

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

commercialize such patents or other products in all uses and applications (“Columbia IP”). In addition, in consideration for the rights to the Columbia IP, Kures entered into a Stock Purchase Agreement (the “SPA”) with Columbia in contemplation of the license agreement. Pursuant to the SPA, Kures issued to Columbia certain shares of the Kures’ capital stock, representing 5% of Kures common stock on a fully diluted basis, in accordance with the terms and conditions of the SPA. Kures can, from time to time, issue to Columbia additional shares of Kures’ common stock, at a per share price equal to the then fair market value of each such share. The antidilution protection provision shall be maintained up to and through the achievement of certain milestone events. At the acquisition date, the Company recorded the fair value of the shares of Kures common stock issued to Columbia of $0.1 million to Company’s additional-paid-in-capital and a debit to research and development expense for the corresponding acquired in-process research and development as it had no alternative future use at the time of the acquisition.

In addition, Kures is obligated to pay tiered royalties ranging in the low to mid-single-digit percentage based on net sales of products licensed under the agreement. If Kures receives revenue from sublicensing any of its rights under the agreement, Kures is also obligated to pay a portion of that revenue to Columbia. Starting from the fourth anniversary of the effective date of the Kures License Agreement, Kures is obligated to pay Columbia annual license fees ranging from $10,000 to $0.1 million, creditable against royalties. Kures is also obligated to make milestone payments aggregating up to $15.5 million upon the achievement of certain clinical or regulatory and sales-based milestones for the first indication for each of the licensed product and up to $7.3 million for each subsequent indication for each of such products. In addition, Kures is obligated to pay Columbia a portion of the non-royalty sublicense payments it receives from a third party receiving a sublicense to practice the rights licensed to Kures under the license agreement, ranging from a low teen to low double-digit percentage.

Kures has the right to terminate the Columbia agreement for any reason upon a 90-day notice and if Columbia materially breaches the agreement and fails to remedy any such default. Columbia has the right to terminate the Columbia agreement if Kures declares bankruptcy, becomes insolvent or otherwise materially breaches the agreement and fails to remedy any such default within specified cure periods. Such termination does not preclude Columbia’s rights to any milestone payments, royalties, and other payments described above. The Columbia agreement will remain in effect until terminated by the parties according to their rights.

During the year ended December 31, 2020, the Company made an aggregate payment of $0.1 million and recognized it in general and administrative expense in connection with the Columbia agreement.

Allergan License Agreement

In February 2020, Recognify entered into an amended and restated license agreement, or the Allergan License Agreement, with Allergan Sales, LLC, or Allergan, under which Allergan granted Recognify an exclusive (non-exclusive as to know-how), sublicensable and worldwide license under certain patent rights and know-how controlled by Allergan to develop, manufacture and commercialize certain products for use in all fields including the treatment of certain diseases and conditions of the central nervous system.

Under the Allergan License Agreement, Recognify is subject to certain diligence obligations and is obligated to use commercially reasonable efforts, either by itself or through its affiliates or sublicensees, to develop, obtain regulatory approvals for and commercialize certain licensed products, at its sole cost. If Recognify decides to enter into negotiation of a change of control transaction with any third parties or receives a proposal from a third party for such transaction, Allergan has a right of first negotiation to negotiate the terms and conditions for acquisition of Recognify or its assets.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As partial consideration for the rights granted by Allergan to Recognify under the Allergan License Agreement, Recognify paid Allergan an upfront payment of $0.5 million which was paid prior to the Company’s acquisition of Recognify in November 2020. Recognify is also responsible for paying Allergan a mid-single-digit royalty on the net sales of the licensed products. In addition, Recognify is obligated to pay Allergan a low teen percentage of the non-royalty sublicense payments it receives from a third party receiving a sublicense to practice the rights licensed to Recognify under the Allergan License Agreement. Upon the occurrence of certain change of control transactions involving Recognify, or sale, assignment or transfer (other than sublicense) to a third party of any rights licensed to Recognify under the Allergan License Agreement, Recognify is required to share with Allergan a low teen percentage of the proceeds it receives from such transactions.

Recognify has the right to terminate the Allergan License Agreement for any reason, subject to a specified notice period, and if Allergan materially breaches the agreement and fails to remedy any such default within specified cure periods. Allergan has the right to terminate the Allergan License Agreement if Recognify declares bankruptcy, becomes insolvent or otherwise materially breaches the agreement and fails to remedy any such default within the specified cure periods. Such termination does not preclude Allergan’s rights to any milestone payments, royalties, or other payments described above. The Allergan License Agreement will remain in effect until terminated by the parties according to their rights.

During the year ended December 31, 2020, the Company did not incur any expense in connection with the Allergan License Agreement.

18. Related Party Transactions

ATAI Formation

In connection with the formation of ATAI in 2018, the Company entered into a series of transactions with its shareholders, Apeiron, Galaxy Group Investments LLC. (“Galaxy”) and HCS whereby these shareholders contributed their investments in COMPASS, Innoplexus and Juvenescence to the Company in exchange for ATAI’s common stock of equivalent value. The share exchanges are further described in Note 5. Apeiron is the family office of the Company’s founder who owns 27.2% and 21.7% of the outstanding common stock in the Company as of December 31, 2019 and 2020, respectively. Galaxy is a NYC-based multi-strategy investment firm that owns 9% and 8% of the outstanding common stock in the Company as of December 31, 2019 and 2020, respectively. HCS is a German venture capital firm that owns 8% and 6% of the outstanding common stock in the Company as of December 31, 2019 and 2020, respectively.

Also, in connection with the formation of ATAI, the Company issued shares of its common stock to the founders of COMPASS in January 2019. In exchange, the Company received shares of COMPASS common stock in December 2018 per a contribution agreement entered into between the parties (see Note 5 and Note 12).

Perception Secondary Preferred Shares Purchase and Sale

In connection with the acquisition of PNI by Perception and, ultimately, ATAI US 2, and pursuant to the Series A SPA, ATAI purchased shares of Perception’s Series A preferred stock for approximately $9.5 million. Pursuant to a Secondary Preferred Stock and Sale Agreement, ATAI sold shares of Series A preferred stock to secondary investors for approximately $1.6 million in November and December of 2018 under the same terms and conditions of the original purchase. The secondary investors include certain related parties, including Apeiron and Sonia Weiss Pick and Family, and third-party investors, including Arcos. Sonia Weiss Pick is a member of supervisory board of ATAI. This transaction is further described in Note 4.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Purchase of Other Investments with a Related Party

In December 2018, the Company entered into two preferred stock purchase agreements with Apeiron whereby the Company purchased COMPASS Series A preferred stock for £10.1 million or approximately $13.5 million. These transactions are further described in Note 5.

Sale of Other Investments with a Related Party

In December 2019, as pursuant to a share purchase agreement with HCS, the Company sold shares of Series C preferred stock in Innoplexus for total proceeds of approximately $10.3 million to HCS at a price per share equal to the price paid at the acquisition date. This transaction is further described in Note 5.

Notes Receivable-Related Parties

Short Term Notes Receivable—Related Parties

As of December 31, 2019, the Company held notes receivable due from COMPASS, a related party. In April 2020, all outstanding COMPASS Notes were converted into shares of Series B preferred stock of COMPASS pursuant to the terms of the COMPASS Notes in connection with a qualified financing round contemplated by COMPASS. The COMPASS Notes are further described in Note 6.

On July 24, 2018, October 31, 2018, and January 16, 2019, the Company purchased three separate convertible promissory notes from Innoplexus for an aggregate amount of $5.4 million. All principal and interest accrued under the Innoplexus Notes were converted into shares of Series C preferred stock in connection with Innoplexus’ sale of Series C preferred stock in March 2019. The Innoplexus Notes are further described in Note 6.

In June 2020, the Company purchased a promissory note agreement with Neuronasal under which the Company provided $0.2 million to Neuronasal. The Neuronasal Promissory Note is further described in Note 6.

Long Term Notes Receivable—Related Parties

In January 2020, DemeRx IB loaned to DemeRx $1.0 million pursuant to the DemeRx Note arrangement. The DemeRx Note is further described in Note 6.

2018 Convertible Promissory Notes

The Company issued a portion of the 2018 Convertible Promissory Notes issued in November 2018 to the founders of Perception and to one other shareholder. The founder also remained employees or consultants of the Company until May 17, 2019. At December 31, 2019, outstanding borrowings to Perception founders, who were deemed to be noncontrolling interest holders in Perception, totaled €0.1 million or $0.1 million. In addition, in October 2020, the Company issued the remainder of the 2018 Convertible Notes in the principal amounts of €0.5 million or $0.6 million to Apeiron and €0.3 million or $0.4 million to one other shareholder and the founder of COMPASS in exchange for services previously provided by them (See Note 11).

In connection with the Company’s acquisition of Perception, the Company is obligated to pay contingent milestones and royalties to the founders of Perception. The contingent consideration liability – related parties is further described in Note 2 and 4.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2020 Convertible Notes

In 2020, the Company executed the 2020 Convertible Note Agreement under which it would issue up to €30.0 million, or $33.5 million, in convertible promissory notes to various investors in various tranches. In January 2020, the Company issued a convertible promissory note in the principal amount of $0.1 million to Galaxy in connection with the issuance of the 2020 Convertible Notes. The notes were converted into the Company’s common share in connection with the issuance of common stock in November 2020. The transaction is further described in Note 11.

In connection with the issuance of 2020 Convertible Notes during 2020, the Company paid SMC an aggregate amount of $1.0 million of advisory fees, of which approximately $0.8 million was paid to Apeiron by SMC pursuant to an existing advisory agreement between Apeiron and SMC.

Convertible Note Agreements with Perception

In March 2020, Perception entered into the Perception Note Purchase Agreement with the Company and other investors, including related parties, which provided for the issuance of convertible notes of up to $3.9 million, among which Perception issued convertible notes in the aggregate principal amount of $3.3 million to the Company and $0.3 million to Sonia Weiss Pick and Family, and $0.3 million to other investors. This transaction is further described in Note 11.

Line of Credit Agreement with Apeiron

In September 2020, the Company entered into a €2.0 million or approximately $2.4 million credit facility agreement with Apeiron. The Company did not draw from this credit facility, and the facility was terminated on December 23, 2020 (see Note 11).

Voting Agreement with Hyperion Capital Ltd

On December 29, 2020, the Company entered into a voting agreement (“Voting Agreement”) with Hyperion Capital Ltd. (“Hyperion”), a registered shareholder of COMPASS and an affiliate of Apeiron. Pursuant to the Voting Agreement, Hyperion appointed the Company as its lawful attorney to exercise the relevant rights (i.e. voting rights) attached to its certain ordinary shares in COMPASS (the “Shares”). In accordance with the Voting Agreement, Hyperion shall not transfer, assign or otherwise dispose of any of the shares without the prior written consent of the Company and the Voting Agreements will terminate when the Hyperion no longer hold any of the Shares in COMPASS. Under the Voting Agreement, the Company will pay a quarterly fee of 5 basis points (on an annualized basis) of the volume weighted average price of COMPASS during such quarter, multiplied by the number of the Shares, with such quarterly fee subject to a step-up of 5 basis points per calendar quarter (capped at 20 basis points on an annualized basis) effective from April 1, 2021 and until the earlier of (i) the first anniversary of the initial public offering of the Company or (ii) March 31, 2022. The quarterly fee paid to Hyperion will be recorded as general and administrative expenses in the consolidated statements of operations. In April 2021, the Voting Agreement was terminated.

Common Stock

In April 2019, the Company issued and sold 16,000,000 shares of common stock of €0.10 par value, at a price of €2.38 or $2.67 per share, for proceeds of $41.4 million, net of issuance costs of $1.3 million, to existing and new investors, including related parties (See Note 12).

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November and December 2020, in connection with the Company’s issuance of 14,933,344 shares of common stock of €0.10 par value, at a price of €4.69 or $5.56 per share, the Company issued common shares to Apeiron for a total purchase price of $11.9 million, and issued common shares to Galaxy for a total purchase price of $4.7 million (See Note 12).

Since 2018, the Company engaged SMC as the underwriting bank to provide banking, advisory services and securities-related technical support of cash and non-cash capital increase transactions. During 2019, the Company engaged Koch to provide banking, advisory, other services. In addition, Apeiron has existing advisory agreements separately with SMC and Koch. Pursuant to the advisory agreements, SMC and Koch will pay a certain portion of advisory fees received from the Company to Apeiron for business referred to SMC and Koch by Apeiron. In connection with issuance of common stock in April 2019, the Company paid SMC and Koch an aggregate amount of $1.3 million of advisory fees, of which approximately $1.0 million was paid to Apeiron by SMC and Koch. In connection with issuance of common stock in November 2020, the Company paid SMC an aggregate amount of $4.5 million of advisory fees, of which approximately $3.7 million was paid to Apeiron by SMC during the first quarter of 2021 (See Note 12).

19. Defined Contribution Plan

The Company has a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan allows eligible employees to defer a portion of their annual compensation. The Company is authorized to make matching contributions but has not made any such contributions for the year ended December 31, 2019. The Company made $0.1 million of 401(k) contributions for the year ended December 31, 2020.

20. Subsequent Events

For its consolidated financial statements as of December 31, 2020 and for the year then ended, the Company evaluated subsequent events through May 26, 2021, the date on which these financial statements are issued, and through June 8, 2021 with respect to the stock split and change in par value described in Note 1.

Convertible Note Agreements with Perception

In January 2021, pursuant to the December 2020 Perception Convertible Note Agreement, Perception issued an aggregate principal amount of $0.8 million to other investors, including related parties as part of its First Tranche Funding.

In May 2021, pursuant to the December 2020 Perception Convertible Note Agreement, Perception issued an aggregate principal amount of $5.0 million for the second tranche funding, of which $4.2 million was issued to the Company and $0.8 million was issued to other investors, including related parties. The notes bear interest at an annual rate of 5% and are due and payable on February 28, 2022, unless earlier converted. Perception may not pre-pay in whole or in part without the consent of the Company.

Consulting Agreement with Mr. Angermayer

In January 2021, the Company entered into a consulting agreement, (the “Consulting Agreement”), with Mr. Angermayer, one of the Company’s co-founders and supervisory director. Apeiron is the family office and merchant banking business of Mr. Angermayer. Pursuant to the Consulting Agreement, Mr. Angermayer agreed to render services to the Company on business and financing strategies in exchange for 624,000 shares under the

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2020 Incentive Plan upon achievement of certain performance targets. The Consulting Agreement expires on March 31, 2024.

Purchase of Neuronasal Common Stock and Preferred Stock

In February 2021, pursuant to the Neuronasal PSPA and the Neuronasal Secondary Sale Agreement, the Company purchased additional Series A preferred shares and additional common shares for an aggregate cost of approximately $1.1 million based on the achievement of certain development milestones.

Common Stock Issuance

In January 2021, pursuant to an additional closing from the common stock issuance in November and December 2020, the Company issued and sold 2,133,328 shares of common stock to new and existing investors, including related parties, at the same issuance price, for cash proceeds of $12.2 million. In March 2021, the Company issued and sold 13,419,360 shares of common stock to new and existing investors, at a price of €9.69 or $11.71 per share, for cash proceeds of $157.1 million. The transaction and advisory fees related to this transaction are estimated to be approximately $4.9 million.

Perception Collaboration Arrangement

On March 11, 2021, Perception entered into a collaboration and license arrangement with Otsuka Pharmaceutical Co., Ltd. (“Otsuka”), for the development and commercialization of Perception’s lead molecule, PCN-101 (“R -ketamine”) in Japan as a potential treatment for mood disorders such as major depressive disorder (“MDD”) and treatment-resistant depression (“TRD”).

Under the terms of the license, Otsuka will have exclusive rights to develop and commercialize products containing PCN-101 in Japan. Otsuka will undertake development, regulatory, and commercialization activities in Japan, with input and guidance from both companies. Perception will receive an upfront payment of $20.0 million, which will help fund the company’s overall development of treatments. In addition, Perception will be eligible to receive development and regulatory up to $35.0 million for the current or a new intravenous formulation of a product, commercial milestones up to $66.0 million, as well as tiered, double-digit royalties on future sales.

Acquisition of Psyber

On February 22, 2021, the Company acquired shares of Series A Preferred Stock of Psyber, Inc. (“Psyber “) pursuant to the Series A Preferred Stock Purchase Agreement for an initial payment of $0.2 million in cash. In addition, pursuant to the stock purchase agreement, the Company agreed to make additional aggregate payments to Psyber of up to $1.8 million upon the achievement of specified clinical milestones to complete the purchase of the shares. The Company acquired this entity with the goal of developing EEG-based brain computer interfaces (BCIs) as add-ons to the Company’s compounds. The stock purchase agreement resulted in the Company holding a 75.0% voting interest and provided the Company unilateral rights to control all decisions related to the significant activities of Psyber. The Company concluded that Psyber was not considered a business based on its assessment under ASC 805 and accounted for the Company’s acquisition in Psyber as an initial consolidation of a VIE that is not a business under ASC 810.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquisition of PsyProtix

On February 17, 2021, the Company acquired shares of Series A Preferred Stock of PsyProtix, Inc. (“PsyProtix”) pursuant to the Series A Preferred Stock Purchase Agreement for an initial payment of $0.1 million in cash. In addition, pursuant to the stock purchase agreement, the Company agreed to make additional aggregate payments to PsyProtix of up to $4.9 million upon the achievement of specified clinical milestones to complete the purchase of the shares. The Company acquired this entity with the goal of exploring and developing a metabolomics-based precision psychiatry approach, initially targeting the stratification and treatment of TRD patients. The stock purchase agreement resulted in the Company holding a 75.0% voting interest and provided the Company unilateral rights to control all decisions related to the significant activities of PsyProtix. The Company concluded that PsyProtix was not considered a business based on its assessment under ASC 805 and accounted for the Company’s acquisition in PsyProtix as an initial consolidation of a VIE that is not a business under ASC 810.

Immediately following the closing of the Series A preferred stock purchase agreement with PsyProtix, PsyProtix loaned $0.1 million to Chymia LLC, the minority owner of PsyProtix in exchange for a duly executed promissory note. Pursuant to the promissory note agreement, the aggregate principal amount $0.1 million, together with all accrued and unpaid interest and all other amounts payable are payable on the earlier of (i) five years from the promissory note agreement date and (ii) the occurrence of a liquidation event or a deemed liquidation event (as defined in the PsyProtix’s certificate of incorporation). The note shall bear interest at a rate per annum equal 5%.

Loan to IntelGenx

On March 8, 2021, the Company paid IntelGenx $2.0 million in connection with the term loan executed between the parties. The term loan allows for up to an additional $0.5 million to be paid upon request by the borrower. The loan bears an annualized interest rate of 8%. Interest will accrue daily and is payable upon maturity of the loan. In May 2021, pursuant to the term loan agreement, the Company paid IntelGenx an additional $0.5 million as an additional term loan. The loan bears an annualized interest rate of 8% and such interest is accrued daily. In May 2021, the maturity date of the term loan was amended to the business day after the closing of the first subscription for additional shares and warrants that IntelGenx Tech Corp. subscribes when the amount of the additional subscription proceeds is at least $3.0 million in the aggregate and such proceeds are paid in cash.

Sale of investment in Innoplexus

In February 2021, the Company entered into a Share Purchase and Assignment Agreement to sell all share holdings of Innoplexus to a current investor of Innoplexus in exchange for a purchase price of $2.4 million. The Share Purchase and Assignment Agreement also provides the rights for the Company to receive additional consideration with a maximum payment outcome of $23.1 million should the equity value of Innoplexus exceed certain thresholds upon the occurrence of certain events.

Acquisition of InnarisBio

In March 2021, the Company acquired shares of Series A Preferred Stock of InnarisBio, Inc. (“InnarisBio”) pursuant to a stock purchase agreement for an initial payment of $1.1 million in cash. In addition, pursuant to the stock purchase agreement, the Company agreed to make additional aggregate payments to InnarisBio of up to $3.9 million upon the achievement of specified clinical milestones to complete the purchase of the shares. InnarisBio is a jointly formed company created by the Company and UniQuest. The Company acquired this entity with the goal to add a solgel-based direct-to-brain intranasal drug delivery technology to the Company’s platform. The stock purchase agreement resulted in the Company holding a 82.0% voting interest and provided the Company unilateral rights to control all decisions related to the significant activities of InnarisBio. The

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company concluded that InnarisBio was not considered a business based on its assessment under ASC 805 and accounted for the Company’s acquisition in InnarisBio as an initial consolidation of a VIE that is not a business under ASC 810.

Acquisition of GABA

In April 2021, pursuant to the GABA PSPA, the Company purchased additional shares of Series A preferred stock of GABA for an aggregate cost of $5.0 million based on the achievement of certain development milestones. In May 2021, the Company exercised its option to purchase additional shares of Series A preferred stock prior to the achievement of certain development milestone for an aggregate cost of $5.0 million. The purchase of additional shares of Series A preferred stock resulted in the Company holding an 53.8% equity interest in the outstanding common stock and Series A preferred stock of GABA. Due to the timing of this acquisition, the initial accounting for the acquisition is incomplete. As such, the Company is not able to disclose certain information including the preliminary fair value of assets acquired and liabilities assumed.

In May 2021, the Company, GABA and GABA Therapeutics LLC entered into an Amendment Agreement under which the GABA PSPA was amended. Pursuant to the Amendment Agreement, GABA issued additional shares of its Series A preferred stock to the Company at a price of approximately $0.6 million. The Company is obligated to purchase additional shares of Series A preferred stock for up to $1.4 million with the same price per share as its initial investment and additional shares of common stock for up to $1.0 million, upon the achievement of specified contingent clinical development milestones.

Purchase of IntelGenx Shares

In May 2021, IntelGenx and the Company entered into the Share Purchase Agreement (the “IntelGenx SPA”), whereby IntelGenx issued shares of its common stock to the Company at a price of approximately $12.3 million. Pursuant to the IntelGenx SPA, the Company has the right to purchase additional shares of common stock at a price determined in the IntelGenx SPA upon the achievement of specified contingent clinical development milestones.

Purchase of Compass Common Stock

In May 2021, the Company purchased additional shares of Compass’ common stock for an aggregate cost of $5.0 million.

Purchase of Recognify Shares

In May 2021, pursuant to the Recognify PSPA, the Company exercised its option to purchase additional shares of Series A preferred stock prior to the achievement of certain development milestone for an aggregate cost of $0.5 million.

Acquisition of Neuronasal

In May 2021, pursuant to the Neuronasal PSPA and the Neuronasal Secondary Sale Agreement, the Company, at its sole option, purchased additional shares of Series A preferred stock of Neuronasal for an aggregate cost of $1.0 million. The purchase of additional shares of Series A preferred stock resulted in the Company holding an 56.5% equity interest in the outstanding common stock and Series A preferred stock of Neuronasal. Due to the timing of this acquisition, the initial accounting for the acquisition is incomplete. As such, the Company is not able to disclose certain information including the preliminary fair value of assets acquired and liabilities assumed.

ATAI LIFE SCIENCES B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accelerate License Agreement

On April 27, 2021, Psyber entered into a license arrangement with Accelerate Technologies Pte. Ltd. (“Accelerate”), whereby Accelerate grants Psyber non-exclusive rights to license and use the technology to commercialize of Psyber’s BCI-enabled companion digital therapeutics in United States of America, Singapore, Member Countries of the European Union, Canada, Australia and New Zealand as a potential treatment for mental health and behavior change, such as substance use disorders including opioid use disorder, mood and anxiety disorders including post-traumatic stress disorder, and treatment-resistant depression. Psyber will pay Accelerate an upfront payment of $0.1 million, up to $0.3 million upon the achievement of certain clinical and sale milestones, and low to mid-single digit royalty payments based on net sales.

ATAI LIFE SCIENCES B.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)

(unaudited)

	December 31, 2020	March 31, 2021
Assets
Current assets:
Cash and cash equivalents	$97,246	$104,369
Unbilled receivable	—	20,000
Prepaid expenses and other current assets	2,076	3,770
Related party receivable	—	777
Short term notes receivable	—	1,980
Short term notes receivable—related party	226	223

Total current assets	99,548	131,119
Property and equipment, net	71	140
Deferred offering costs	1,575	4,218
Other investments	8,044	7,112
Long term notes receivable	911	882
Long term notes receivable—related parties	1,060	1,176
Other assets	339	614

Total assets	$111,548	$145,261

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,083	$7,031
Accrued liabilities	9,215	10,647
Deferred revenue	—	120
Convertible promissory notes and derivative liability—current portion (including related parties convertible promissory note and derivative liability of $0 and $0.9 million at December 31, 2020 and March 31, 2021, respectively)	—	1,265

Total current liabilities	12,298	19,063
Contingent consideration liability—related parties	1,705	1,555
Convertible promissory notes—related parties, net of discounts and deferred issuance costs	1,199	1,163
Convertible promissory notes and derivative liability (including a related party convertible promissory note and derivative liability of $0.3 million and $0 at December 31, 2020 and March 31, 2021, respectively)	978	537
Other liabilities	—	2,950

Total liabilities	16,180	25,268

Commitments and contingencies (Note 15)
Stockholders’ equity:
Common stock, €0.10 par value ($0.12 par value at December 31, 2020 and March 31, 2021, respectively); 173,116,704 and 203,049,712 shares authorized at December 31, 2020 and March 31, 2021, respectively; 114,735,712 and 130,288,400 shares issued and outstanding at December 31, 2020 and March 31, 2021, respectively; 0 and 7,281,376 shares issued to the Hurdle Share Option Plan at December 31, 2020 and March 31, 2021, respectively	13,372	15,253
Additional paid-in capital	261,626	424,335
Share subscriptions receivable	—	(140,868)
Accumulated other comprehensive income (loss)	5,819	1,977
Accumulated deficit	(189,995)	(189,307)

Total stockholders’ equity attributable to ATAI Life Sciences B.V. stockholders	90,822	111,390
Noncontrolling interests	4,546	8,603

Total stockholders’ equity	95,368	119,993

Total liabilities and stockholders’ equity	$111,548	$145,261

See accompanying notes to the unaudited condensed consolidated financial statements.

ATAI LIFE SCIENCES B.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended March 31,
	2020	2021
License revenue	$—	$19,880
Operating expenses:
Research and development	2,144	5,585
Acquisition of in-process research and development	—	972
General and administrative	1,570	9,273

Total operating expenses	3,714	15,830

Income (loss) from operations	(3,714)	4,050

Other income (expense), net:
Interest income	21	37
Change in fair value of contingent consideration liability—related parties	(24)	251
Change in fair value of short term notes receivable—related party	718	—
Change in fair value of convertible promissory notes	1,127	—
Change in fair value of derivative liability	—	41
Unrealized gains on other investments	19,856	—
Other income (expense), net	(83)	1,374

Total other income, net	21,615	1,703

Net income before income taxes	17,901	5,753
Provision for income taxes	—	(6)
Losses from investments in equity method investees, net of tax	(2,021)	(1,703)

Net income	15,880	4,044
Net income (loss) attributable to redeemable noncontrolling interests and noncontrolling interests	(422)	3,356

Net income attributable to ATAI Life Sciences B.V. stockholders	$16,302	$688

Net income per share attributable to ATAI Life Sciences B.V. stockholders—basic	$0.18	$0.01

Net income per share attributable to ATAI Life Sciences B.V. stockholders—diluted	$0.16	$0.01

Weighted average common shares outstanding attributable to ATAI Life Sciences B.V. stockholders—basic	90,709,312	119,258,529

Weighted average common shares outstanding attributable to ATAI Life Sciences B.V. stockholders—diluted	93,581,168	121,374,430

See accompanying notes to the unaudited condensed consolidated financial statements.

ATAI LIFE SCIENCES B.V.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

(unaudited)

	Three Months Ended March 31,
	2020	2021
Net income	$15,880	$4,044
Other comprehensive loss:
Foreign currency translation adjustments, net of tax	(903)	(3,842)

Comprehensive income (loss)	$14,977	$202
Comprehensive income (loss) attributable to redeemable noncontrolling interests and noncontrolling interests	(422)	3,356
Foreign currency translation adjustments, net of tax attributable to noncontrolling interests	13	(184)

Comprehensive income (loss) attributable to redeemable noncontrolling interests and noncontrolling interests	(409)	3,172

Comprehensive income (loss) attributable to ATAI Life Sciences B.V. stockholders	$15,386	$(2,970)

See accompanying notes to the unaudited condensed consolidated financial statements.

ATAI LIFE SCIENCES B.V.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE NONCONTROLLING

INTERESTS AND STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share and per share amounts)

(unaudited)

	Redeemable Noncontrolling Interests	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity Attributable to ATAI Life Sciences B.V. Stockholders	Noncontrolling Interests	Total Stockholders’ Equity
		Shares	Amount
Balances at December 31, 2019	$142	90,709,312	$10,510	$69,819	$(1,426)	$(20,152)	$58,751	$887	$59,638
Stock-based compensation expense	—	—	—	41	—	—	41	—	41
Foreign currency translation adjustment, net of tax	—	—	—	—	(903)	—	(903)	13	(890)
Net income (loss)	(33)	—	—	—	—	16,302	16,302	(389)	15,913

Balances as of March 31, 2020	$109	90,709,312	$10,510	$69,860	$(2,329)	$(3,850)	$74,191	$511	$74,702

	Redeemable Noncontrolling Interests	Common Stock		Additional Paid-In Capital	Share Subscriptions Receivable	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity Attributable to ATAI Life Sciences B.V. Stockholders	Noncontrolling Interests	Total Stockholders’ Equity
		Shares	Amount
Balances at December 31, 2020	$—	114,735,712	$13,372	$261,626	$—	$5,819	$(189,995)	$90,822	$4,546	$95,368
Issuance of common shares, net of issuance costs of $4.9 million	—	15,552,688	1,881	162,497	(140,868)	—	—	23,510	—	23,510
Issuance of common shares under the Hurdle Share Option Plan (see Note 12)	—	7,281,376	—	—	—	—	—	—	—	—
Issuance of noncontrolling interest	—	—	—	—	—	—	—	—	885	885
Stock-based compensation expense	—	—	—	212	—	—	—	212	—	212
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(3,842)	—	(3,842)	(184)	(4,026)
Net income	—	—	—	—	—	—	688	688	3,356	4,044

Balances as of March 31, 2021	$—	137,569,776	$15,253	$424,335	$(140,868)	$1,977	$(189,307)	$111,390	$8,603	$119,993

See accompanying notes to the unaudited condensed consolidated financial statements.

ATAI LIFE SCIENCES B.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(unaudited)

	Three Months Ended March 31,
	2020	2021
Cash flows from operating activities
Net income	$15,880	$4,044
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	2	6
Amortization of debt discount	2	97
Change in fair value of contingent consideration liability—related parties	24	(251)
Change in fair value of short term notes receivable—related parties	(718)	—
Change in fair value of convertible promissory notes	(1,127)	—
Change in fair value of derivative liability	—	(41)
Unrealized gains on other investments	(19,856)	—
Losses from investments in equity method investees	2,021	1,703
In-process research and development expense	—	972
Stock-based compensation	41	212
Unrealized foreign exchange gains	(155)	—
Other	(20)	20
Changes in operating assets and liabilities:
Unbilled receivable	—	(20,000)
Prepaid expenses and other current assets	(215)	(1,813)
Accounts payable	227	3,811
Accrued liabilities	5	(5,404)
Deferred revenue	—	120

Net cash used in operating activities	(3,889)	(16,524)

Cash flows from investing activities
Purchases of property and equipment	(5)	(175)
Cash acquired in asset acquisitions, net	—	10
Cash paid for investments in equity method investees	—	(468)
Purchases of short-term notes receivable	—	(2,035)
Cash paid for other investments	(17,731)	(762)
Purchases of long term notes receivable—related party	(987)	(100)
Other	—	(191)

Net cash used in investing activities	(18,723)	(3,721)

Cash flows from financing activities
Proceeds from issuance of common stock	—	28,370
Proceeds from issuance of issuance of share option awards	—	534
Proceeds from secured borrowing liability	—	2,417
Cash paid for deferred offering costs	—	(801)
Cash paid for tax withholdings related to stock options exercise	—	(777)
Proceeds from issuance of convertible promissory notes	9,807	756

Net cash provided by financing activities	9,807	30,499

Effect of foreign exchange rate changes on cash	(312)	(3,131)

Net increase (decrease) in cash and cash equivalents	(13,117)	7,123

Cash and cash equivalents—beginning of the period	30,062	97,246

Cash and cash equivalents—end of the period	$16,945	$104,369

Supplemental disclosures of non-cash investing and financing information:
Fair value of noncontrolling interests issued in connection with asset acquisitions	$—	$885
Deferred offering costs in accounts payable	$—	$69
Deferred offering costs in accrued liabilities	$—	$1,774
Common stock issuance costs in accounts payable	$—	$89
Common stock issuance costs in accrued liabilities	$—	$4,771
Issuance of derivative instrument related to convertible promissory notes	$31	$304
Share subscriptions receivable	$—	$140,868

See accompanying notes to the unaudited condensed consolidated financial statements.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Nature of the Business and Basis of Presentation

ATAI Life Sciences B.V. (formerly Adripa Holding B.V.) (“ATAI”) is the parent company of ATAI Life Sciences AG and, along with its subsidiaries, is a clinical-stage biopharmaceutical company aiming to transform the treatment of mental health disorders. ATAI was founded to address the significant unmet need and lack of innovation in the mental health treatment landscape as well as the emergence of therapies that previously may have been overlooked or underused, including psychedelic compounds and digital therapies. ATAI is headquartered in Berlin, Germany.

ATAI was incorporated pursuant to the laws of the Netherlands as a Dutch private company with limited liability on September 10, 2020 for the purposes of becoming a holding company for ATAI Life Sciences AG and for the purposes of consummating the corporate reorganization described below. ATAI has not conducted any operations prior to the corporate reorganization other than activities incidental to its formation. ATAI Life Sciences AG was formed as a separate company on February 7, 2018.

In contemplation of the consummation of the ATAI’s initial public offering (“IPO”) of common shares, ATAI undertook a corporate reorganization (the “Corporate Reorganization”). The Corporate Reorganization consisted of several steps is described below:

•

Exchange of ATAI Life Sciences AG Securities for ATAI Life Sciences B.V. Common Shares and Share Split: In April 2021, the existing shareholders of ATAI Life Sciences AG each became a party to a separate notarial deed of issue under Dutch law and (i) subscribed for new common shares in ATAI Life Sciences B.V. and (ii) transferred their respective shares in ATAI Life Sciences AG, on a 1 to 10 basis (the “Exchange Ratio”), to ATAI Life Sciences B.V. as a contribution in kind on the common shares in ATAI Life Sciences B.V. As a result of the issuance of common shares in ATAI Life Sciences B.V. to the shareholders of ATAI Life Sciences AG and the contribution and transfer of their respective shares in ATAI Life Sciences AG to ATAI Life Sciences B.V., ATAI Life Sciences AG became a wholly owned subsidiary of ATAI Life Sciences B.V. No shareholder rights or preferences changed as a result of the share for share exchange. In connection with such exchange, the common share in ATAI Life Sciences B.V. held by Apeiron was cancelled. On June 7, 2021, shares of ATAI Life Sciences B.V. were split applying a ratio of 1.6 to one, and the nominal value of the shares was reduced to €0.10, pursuant to a shareholders’ resolution and amendment to the articles of association. Consequently, the issued share capital of ATAI Life Sciences B.V. amounts to €13,756,997.60 consisting of 137,569,776 common shares with a nominal value of €0.10 per share.

•

Conversion of ATAI Life Sciences B.V. into ATAI Life Sciences N.V.: Immediately preceding the Company’s IPO, the legal form of ATAI Life Sciences B.V. will be converted from a Dutch private company with limited liability to a Dutch public company, and the articles of association of ATAI Life Sciences N.V., will become effective. Following the Corporate Reorganization, ATAI Life Sciences N.V. will become the holding company of ATAI Life Sciences AG.

The Corporate Reorganization, as described above, is considered a continuation of ATAI Life Sciences AG resulting in no change in the carrying values of assets or liabilities. As a result, the financial statements for periods prior to the Corporate Reorganization are the financial statements of ATAI Life Sciences AG as the predecessor to ATAI for accounting and reporting purposes. All share, per-share and related information presented in these condensed consolidated financial statements and corresponding disclosure notes have been retrospectively adjusted, where applicable, to reflect the impact of the share exchange and share split resulting from the Corporate Reorganization. In connection with the Corporate Reorganization, outstanding share awards and option grants of ATAI Life Sciences AG were exchanged for share awards and option grants of ATAI Life Sciences B.V. with identical restrictions.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

ATAI has either created wholly owned subsidiaries or has made investments in certain controlled entities, including variable interest entities (“VIEs”) for which ATAI is the primary beneficiary under the VIE model (collectively, the “Company”). During the first quarter of 2021, the Company jointly formed several controlled subsidiaries including PsyProtix, Inc. (“PsyProtix”), Psyber, Inc. (“Psyber”) and InnarisBio, Inc. (“InnarisBio”). The principal activites of these subsidiaries are as follows: PsyProtix is dedicated to exploring and developing a metabolomics-based precision psychiatry approach, initially targeting the stratification and treatment of patients with treatment-resistant depression (“TRD”). Psyber is focused on the development of brain-computer interface-enabled (“BCI”) digital therapeutics for treating mental health issues. InnarisBio was created for the purpose of adding a solgel-based direct- to-brain intranasal drug delivery technology to the Company’s platform. The Company consolidates its wholly owned subsidiaries and also consolidates its controlled entities under the VIE model (See Note 4).

The accompanying condensed consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and include the accounts of ATAI, its wholly owned subsidiaries and controlled entities. All intercompany transactions and accounts have been eliminated in consolidation.

Impact of COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”), a global pandemic. The full extent to which COVID-19 will ultimately impact our business, preclinical trials and financial results will depend on future developments, which are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. Global health concerns, such as the COVID-19 pandemic, could also result in social, economic and labor instability in the countries in which the Company, its programs, or the third parties with whom the Company engage and or operate. The Company has taken temporary precautionary measures intended to help minimize its risk of the virus for its employees, including closing its offices and temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for its employees, delaying and changing the location of trials and discouraging employee attendance at industry events and in-person work-related meetings, none of which has had an adverse material impact to the Company’s business, financial condition, and results of operations. The extent of the impact of the COVID-19 pandemic on the Company’s preclinical studies or clinical trial operations, the Company’s supply chain and manufacturing and the Company’s office-based business operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration or severity of the pandemic or the effectiveness of containment actions or treatments. As a result, research and development expenses and general and administrative expenses may vary significantly if there is an increased impact from COVID-19 on the costs and timing associated with the conduct of the clinical trial and other related business activities. The Company is carefully monitoring the pandemic and the potential length and depth of the resulting economic impact on its financial condition and results of operations.

Liquidity and Going Concern

In accordance with Accounting Standards Codification (“ASC”) Subtopic 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued. The Company has incurred significant losses and negative cash flows from operations since its inception and expects to continue to incur losses and negative cash flows for the foreseeable

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

future. The Company has historically financed its operations through the sale of its common stock and convertible notes. In addition, the Company has access to a credit facility of $2.4 million with Raiffeisenbank Attersee-Süd eGen (“Attersee”) which it has not yet drawn upon. The Company incurred net income of $15.9 million and $4.0 million for the three months ended March 31, 2020 and 2021, respectively. For the three months ended March 31, 2020, net income was derived primarily from unrealized gains on other investments related to the remeasurement of one of the Company’s other investments due to the observable price change (see Note 5). For the three months ended March 31, 2021 net income was derived primarily from a licensing arrangement for research and development, manufacturing and commercialization activities related to Perception Neuroscience Holdings Inc.’s lead compound in Japan (see Note 16). As of March 31, 2021, the Company had cash and cash equivalents of $104.4 million, its accumulated deficit was $189.3 million, and the Company had net cash used in operating activities for the three months ended March 31, 2021 of $16.5 million.

To date, none of the Company’s product candidates have been approved for sale and, therefore, the Company has not generated any revenue from product sales.

The Company believes that its existing cash and cash equivalents of $104.4 million as of March 31, 2021, together with the availability under its credit facility will be sufficient to continue as a going concern for at least the next twelve months after the date of issuance of these condensed consolidated financial statements.

2. Summary of Significant Accounting Policies

The condensed consolidated balance sheet as of March 31, 2021 is unaudited. The condensed consolidated balance sheet as of December 31, 2020, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The accompanying unaudited condensed consolidated financial statements and related financial information should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the fiscal year ended December 31, 2020. The unaudited condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. All such adjustments made to the interim financial statements are of a normal and recurring nature.

During the three months ended March 31, 2021, there were no significant changes to the Company’s significant accounting policies as described in the Company’s audited consolidated financial statement as of and for the year ended December 31, 2020 except as described below.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying condensed consolidated financial statements include, but are not limited to the fair value of the Company’s short term notes receivable—related party with COMPASS Pathways plc, convertible promissory notes issued in connection with the 2020 convertible note agreement (the “2020 Convertible Notes”), contingent consideration liability—related parties, derivative liability associated with the Perception convertible promissory notes, redeemable noncontrolling interests, and noncontrolling interests recognized in acquisitions, the valuations of common shares and share-based awards, and accruals for research and development costs.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from those estimates or assumptions.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. As of December 31, 2020 and March 31, 2021, cash and cash equivalents consisted of cash on deposit and cash held in high-yield savings accounts and money market funds.

Fair Value Measurements

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s contingent consideration liability—related parties, short term notes receivable—related party with COMPASS Pathways plc, the 2020 Convertible Notes, and derivative liability associated with the Perception convertible promissory notes are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above (See Note 7). The carrying amount reflected in the accompanying consolidated balance sheets for cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values, due to their short-term nature.

The carrying amounts of the Company’s convertible promissory notes—related parties issued in 2018 and 2020 (collectively, the “2018 Convertible Notes”) do not approximate fair value because the fair value is driven by the underlying value of the Company’s common stock to which the notes are able to be converted. As of December 31, 2020, the carrying amount and fair value amount for convertible promissory note issued in 2018 was $0.2 million and $12.3 million, respectively. As of December 31, 2020, the carrying amount and fair value amount for convertible promissory note issued in 2020 was $1.0 million and $64.4 million, respectively. As of March 31, 2021, the carrying amount and fair value amount of the convertible promissory note issued in 2018 was $0.2 million and $26.4 million, respectively. As of March 31, 2021, the carrying amount and fair value amount of the convertible promissory note issued in 2020 was $1.0 million and $138.5 million, respectively.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The carrying amounts of the Perception convertible promissory notes issued during 2020, do not approximate fair value because carrying amounts are net of unamortized debt discounts. The fair value of the Perception convertible promissory notes was determined based on the changes in expectation and increase in probability of occurrence of certain conversion events, including a qualified equity financing and a licensing transaction, that would have beneficial conversion terms for the note holders. See Note 10 for additional discussion. As of December 31, 2020, the carrying amount and fair value amount for Perception convertible promissory notes was $0.8 million and $4.6 million, respectively. As of March 31, 2021, the carrying amount and fair value amount for the Perception convertible promissory notes was $1.3 million and $6.5 million, respectively.

Licenses of Intellectual Property

The Company may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with counterparties for the development and commercialization of its product candidates. The agreements may have units of account within the scope of ASC 606 where the counterparties meets the definition of a customer as well as units of account within the scope of ASC 808 where both parties are determined to be active participants.

The arrangements may contain multiple components, which may include (i) licenses, or options to obtain licenses to the Company’s intellectual property or sale of the Company’s license, (ii) research and development activities, (iii) participation on joint steering committees, and (iv) the manufacturing of commercial, clinical or preclinical material. Payments pursuant to these arrangements may include non-refundable, upfront payments, milestone payments upon the achievement of significant development events, research and development reimbursements, sales milestones, and royalties on product sales. The amount of variable consideration is constrained until it is probable that the revenue is not at a significant risk of reversal in a future period. The contracts into which the Company enters generally do not include significant financing components.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its collaboration and license agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract within the scope of ASC 606; (ii) determination of whether the promised goods or services are performance obligations including whether they are capable of being distinct and distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. As part of the accounting for these arrangements, the Company must use significant judgment to determine: a) the number of performance obligations based on the determination under step (ii) above; b) the transaction price under step (iii) above; c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above; and d) the measure of progress in step (v) above. The Company uses judgment to determine whether milestones or other variable consideration, except for sales-based milestones and royalties on license arrangements, should be included in the transaction price as described further below.

If a license to the Company’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes revenue from consideration allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other elements, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the counterparties and the availability of its associated expertise in the general marketplace. In addition, the Company considers whether the counterparties can benefit from a promise for its intended purpose

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

without the receipt of the remaining elements, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress as of each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, is subject to estimates by management and may change over the course of the arrangement. Such a change could have a material impact on the amount of revenue the Company records in future periods.

Customer Options: If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services such as research and development services or manufacturing services, the goods and services underlying the customer options are not considered to be performance obligations at the inception of the arrangement unless a material right is provided to the customer. If the customer option does not represent a material right, the obligation to provide such goods and services is contingent on exercise of the option, and the associated consideration is not included in the transaction price. If a customer option is determined to include a significant and incremental discount and, therefore, represents a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. The Company allocates the transaction price to material rights based on the relative standalone selling price.

Milestone Payments: At the inception of each arrangement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most-likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the respective milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Royalties: For license arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of its licensing arrangements.

Stock-Based Compensation

The Company accounts for all stock-based payment awards granted to employees, directors and non-employees as stock-based compensation expense based on their grant date fair value. The Company grants equity awards under its stock-based compensation programs, which may include stock options and restricted common stock. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

basis. Since the adoption of ASU 2018-07, the measurement date for non-employee awards is the date of grant, and stock-based compensation costs are recognized in the same period and in the same manner as if the entity had paid cash for the goods or services. Stock-based compensation expense is classified in the accompanying condensed consolidated statements of operations based on the function to which the related services are provided. The Company has elected to recognize forfeitures of stock-based compensation awards as they occur.

The Company recognizes the compensation cost of awards subject to service-based and performance-based vesting conditions using the accelerated attribution method over the requisite service period if the performance-based vesting conditions are probable of being met. Recognition of compensation cost relating to awards that vest on a “Liquidity Event” (as defined in the award or Partnership agreements) will be deferred until the consummation of such transaction.

The Company calculates the fair value of stock options granted using the Black-Scholes option-pricing model with the following assumptions:

Expected Volatility—The Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.

Expected Term—The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding.

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield with an equivalent expected term at the grant date.

Dividend Yield—The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Because the Company is privately held and there is no public market for its stock, the fair value of the Company and its subsidiaries’ equity are approved by the Company or its subsidiaries’ board of directors as of the date stock-based awards are granted. The Company calculates the fair value of its common stock by considering independent valuations by a third-party valuation specialist and considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by the Company to independent third parties or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. The Company believes the combination of these factors provides an appropriate estimate of the expected fair value of the Company and reflects the best estimate of the fair value of the Company’s common stock at each grant date.

Net Income (loss) per Share Attributable to Common Stockholders

The Company computed basic net income (loss) per share attributable to common stockholders by dividing net income (loss) attributable to common stockholders by the weighted-average number of common stock outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net income (loss) per common share after giving consideration to all potentially dilutive common stock, including convertible notes and stock options, outstanding during the period determined using the if-converted and treasury-stock methods, respectively, except where the effect of including such securities would be antidilutive.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815—40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for the Company for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years, with early adoption permitted. The Company early adopted this standard on January 1, 2021 applying the modified retrospective transition approach. Upon adoption of ASU 2020-06, the embedded conversion option related to the 2018 Convertible Notes is no longer separated from the host contract and recognized within additional paid-in-capital and is instead accounted for as a single liability measured at amortized cost within convertible promissory notes—related parties in the condensed consolidated balance sheets. Therefore, the unamortized debt discount of $8,000 was eliminated.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the consolidated financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The standard is effective for the Company beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the expected impact that the standard could have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The standard is effective for the Company beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact that the adoption will have on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify the accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The ASU is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption will have on its consolidated financial statements and related disclosures. In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323 and Topic 815, which clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

purposes of applying the fair value measurement alternative. The ASU is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption will have on its consolidated financial statements and related disclosures.

3. Acquisitions

2021 Acquisitions

PsyProtix, Inc.

In February 2021, the Company jointly formed PsyProtix with Chymia, LLC (“Chymia”). PsyProtix was created for the purpose of exploring and developing a metabolomics-based precision psychiatry approach, initially targeting the stratification and treatment of TRD patients. In February 2021, pursuant to a Series A Preferred Stock Purchase Agreement (the “PsyProtix Purchase Agreement”), the Company acquired shares of PsyProtix’s Series A preferred stock in exchange for an initial payment of $0.1 million in cash. In addition, pursuant to the PsyProtix Purchase Agreement, the Company agreed to make aggregate payments to PsyProtix of up to $4.9 million upon the achievement of specified clinical milestones to complete the purchase of the shares and provide additional funding to PsyProtix. The PsyProtix Purchase Agreement resulted in the Company holding a 75.0% voting interest and Chymia holding a 25.0% voting interest in PsyProtix. In connection with the Company’s agreement for additional funding, PsyProtix issued the corresponding Series A preferred shares to the Company provided that the shares are held in an escrow account (the “PsyProtix Escrow Shares”). The PsyProtix Escrow Shares will be released, from time to time, to the Company upon PsyProtix achieving certain milestones as defined in the PsyProtix Purchase Agreement with cash payments to be made by the Company. In addition, the Company has the right, but not the obligation, to make payment for the certain PsyProtix Escrow Shares at any time, regardless of the achievement of any milestones. The PsyProtix Escrow Shares have voting and all other rights until an event of default occurs where the Company fails to make a payment within 10 days following the written notice of the achievement of the relevant milestone. In the event of default, a pro rata portion of the PsyProtix Escrow Shares will automatically be surrendered and be deemed forfeited and canceled, and could result in the Company losing control of PsyProtix’s board of directors and its controlling financial interest in PsyProtix. In addition, prior to the occurrence of the earlier of a certain milestone event or reaching of the Company’s capital contribution threshold of $5.0 million, PsyProtix will issue additional shares of common stock to Chymia to maintain Chymia’s current ownership percentage. This anti-dilution right was concluded to be embedded in the common shares held by Chymia.

Immediately following the closing of the PsyProtix Purchase Agreement, PsyProtix loaned $0.1 million to Chymia in exchange for a duly executed promissory note (the “Chymia Note”). The Chymia Note shall accrue interest at a 5% rate per annum until payment in full. The aggregate principal amount of $0.1 million, together with all accrued and unpaid interest and all other amounts payable are due to be paid on the date that is the earlier of (i) five years from the promissory note agreement date or (ii) the occurrence of a liquidation event or a deemed liquidation event (as defined in the PsyProtix’s certificate of incorporation). As of March 31, 2021, the Chymia Note was $0.1 million and included as a component of long-term notes receivable—related parties on the condensed consolidated balance sheets.

The PsyProtix Purchase Agreement provided the Company unilateral rights to control all decisions related to the significant activities of PsyProtix. The Company concluded that PsyProtix was not considered a business based on its assessment under ASC 805 and accounted for the Company’s acquisition in PsyProtix as an initial consolidation of a VIE that is not a business under ASC 810 (See Note 4). The assets acquired, liabilities assumed, and noncontrolling interest in the transaction were measured based on their fair values. The Company did not recognize a gain or a loss in connection with the consolidation of PsyProtix as the fair value of the

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

consideration paid of $0.1 million was equivalent to the fair value of the identifiable assets acquired of $0.1 million.

Psyber, Inc.

Psyber is a globally based startup focused on the development of brain-computer interface-enabled digital therapeutics for treating mental health issues. Psyber was created as a joint venture between the Company and the founders of Psyber. In February 2021, pursuant to a Series A Preferred Stock Purchase Agreement (the “Psyber Purchase Agreement”), the Company acquired shares of Psyber’s Series A preferred stock in exchange for an initial payment of $0.2 million in cash. In addition, pursuant to the Psyber Purchase Agreement, the Company agreed to make aggregate payments to Psyber of up to $1.8 million upon the achievement of specified clinical milestones to complete the purchase of the shares and provide additional funding to Psyber. The Psyber Purchase Agreement resulted in the Company holding a 75.0% voting interest and the founders of Psyber jointly holding a 25.0% voting interest in Psyber. In connection with the Company’s agreement for additional funding, Psyber issued the corresponding Series A preferred shares to the Company provided that the shares are held in an escrow account (the “Psyber Escrow Shares”). The Psyber Escrow Shares will be released, from time to time, to the Company upon Psyber achieving certain milestones as defined in the Psyber Purchase Agreement with cash payments to be made by the Company. In addition, the Company has the right, but not the obligation, to make payment for the certain Psyber Escrow Shares at any time, regardless of the achievement of any milestones. The Psyber Escrow Shares have voting and all other rights until an event of default occurs where the Company fails to make a payment within 10 days following the written notice of the achievement of the relevant milestone. In the event of default, a pro rata portion of the Psyber Escrow Shares will automatically be surrendered and be deemed forfeited and canceled, and could result in the Company losing control of Psyber’s board of directors and its controlling financial interest in Psyber. In addition, prior to the occurrence of the earlier of a certain milestone event or reaching of the Company’s capital contribution threshold of $2.0 million, Psyber will issue additional shares of common stock to the founders of Psyber to maintain the founders’ current ownership percentage. This anti-dilution right was concluded to be embedded in the common shares held by the founders of Psyber.

The Psyber Purchase Agreement provided the Company unilateral rights to control all decisions related to the significant activities of Psyber. The Company concluded that Psyber was not considered a business based on its assessment under ASC 805 and accounted for the Company’s acquisition in Psyber as an initial consolidation of a VIE that is not a business under ASC 810 (See Note 4). The assets acquired, liabilities assumed, and noncontrolling interest in the transaction were measured based on their fair values. The Company recognized a gain on consolidation of $2,000. The gain was calculated as the sum of the consideration paid of $0.2 million, less the fair value of identifiable net assets acquired of $0.2 million.

InnarisBio, Inc.

In February 2021, the Company jointly formed InnarisBio with UniQuest Pty Ltd (“UniQuest”) for the purpose of adding a solgel-based direct-to-brain intranasal drug delivery technology to the Company’s platform. In March 2021, pursuant to a Series A Preferred Stock Purchase Agreement (the “InnarisBio Purchase Agreement”), the Company acquired shares of InnarisBio’s Series A preferred stock in exchange for an initial payment of $1.1 million in cash. In addition, pursuant to the InnarisBio Purchase Agreement, the Company agreed to make aggregate payments to InnarisBio of up to $3.9 million upon the achievement of specified clinical milestones to complete the purchase of the shares and provide additional funding to InnarisBio. The InnarisBio Purchase Agreement resulted in the Company holding an 82.0% voting interest and UniQuest holding a 18.0% voting interest in InnarisBio. In connection with the Company’s agreement for additional funding, InnarisBio issued the corresponding Series A preferred shares to the Company provided that the shares are held in an escrow

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

account (the “InnarisBio Escrow Shares”). The InnarisBio Escrow Shares will be released, from time to time, to the Company upon InnarisBio achieving certain milestones as defined in the InnarisBio Purchase Agreement with cash payments to be made by the Company. In addition, the Company has the right, but not the obligation, to make payment for the certain InnarisBio Escrow Shares at any time, regardless of the achievement of any milestones. The InnarisBio Escrow Shares have voting and all other rights until an event of default occurs where the Company fails to make a payment within 10 days following the written notice of the achievement of the relevant milestone. In the event of default, a pro rata portion of the InnarisBio Escrow Shares will automatically be surrendered and be deemed forfeited and canceled, and could result in the Company losing control of InnarisBio’s board of directors and its controlling financial interest in InnarisBio.

The InnarisBio Purchase Agreement provided the Company unilateral rights to control all decisions related to the significant activities of InnarisBio. The Company concluded that InnarisBio was not considered a business based on its assessment under ASC 805 and accounted for the Company’s acquisition in InnarisBio as an initial consolidation of a VIE that is not a business under ASC 810 (See Note 4). The assets acquired, liabilities assumed, and noncontrolling interest in the transaction were measured based on their fair values. The Company recognized a loss on consolidation of $7,000. The loss was calculated as the sum of the consideration paid of $1.1 million, the fair value of the noncontrolling interest issued of $0.9 million, less the fair value of identifiable net assets acquired of $2.0 million. The fair value of the contingent milestone payments of $0.1 million was included in the total purchase consideration for the noncontrolling interest and recognized as a liability by InnarisBio at the date of acquisition. The fair value of the IPR&D acquired of $1.0 million was reflected as acquired in-process research and development expense on the condensed consolidated statements of operations as it had no alternative future use at the time of the acquisition.

All acquisitions discussed above were considered as asset acquisitions and no goodwill was recognized upon consolidation.

4. Variable Interest Entities and a Voting Interest Entity Consolidated VIEs

At each reporting period, the Company reassesses whether it remains the primary beneficiary for VIEs consolidated under the VIE model. As of December 31, 2020 and March 31, 2021, the Company has accounted for the following investments as a VIE, excluding the wholly owned subsidiaries:

Consolidated Entities	Relationship as of December 31, 2020	Relationship as of March 31, 2021	Date Control Obtained	Ownership % December 31, 2020	Ownership % March 31, 2021
Perception Neuroscience Holdings, Inc.	Controlled VIE	Controlled VIE	November 2018	50.1%	50.1%
Kures, Inc.	Controlled VIE	Controlled VIE	August 2019	54.1%	54.1%
EntheogeniX Biosciences, Inc.	Controlled VIE	Controlled VIE	November 2019	80.0%	80.0%
DemeRx IB, Inc.	Controlled VIE	Controlled VIE	December 2019	59.5%	59.5%
Recognify Life Sciences, Inc.	Controlled VIE	Controlled VIE	November 2020	51.9%	51.9%
PsyProtix, Inc.	—	Controlled VIE	February 2021	—	75.0%
Psyber, Inc.	—	Controlled VIE	February 2021	—	75.0%
InnarisBio, Inc.	—	Controlled VIE	March 2021	—	82.0%

The entities consolidated by the Company are comprised of wholly and partially owned entities for which the Company is the primary beneficiary under the VIE model as the Company has (i) the power to direct the activities that most significantly impact the VIE’ economic performance and (ii) the obligation to absorb losses that could potentially be significant to the VIE, or the right to receive benefits from the VIE that could potentially

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

be significant to the VIE. The results of operations of the consolidated entities are included within the Company’s condensed consolidated financial statements from the date of acquisition to March 31, 2021.

PsyProtix, Inc.

PsyProtix was created for the purpose of exploring and developing a metabolomics-based precision psychiatry approach, initially targeting the stratification and treatment of TRD patients. In February 2021, the Company entered into the PsyProtix Purchase Agreement and held a 75.0% equity interest in the outstanding Series A preferred stock of PsyProtix (See Note 3). The Company determined that PsyProtix is a VIE as it does not have sufficient equity at risk to carry out its principal activities without additional subordinated financial support.

Psyber, Inc.

Psyber is a globally based startup focused on the development of brain-computer interface-enabled digital therapeutics for treating mental health issues. In February 2021, the Company entered into the Psyber Purchase Agreement and held a 75.0% equity interest in the outstanding Series A preferred stock of Psyber (See Note 3). The Company determined that Psyber is a VIE as it does not have sufficient equity at risk to carry out its principal activities without additional subordinated financial support.

InnarisBio, Inc.

InnarisBio was formed for the purpose of adding a solgel-based direct-to-brain intranasal drug delivery technology to the Company’s platform. In March 2021, the Company entered into the InnarisBio Purchase Agreement and held an 82.0% equity interest in the outstanding Series A preferred stock of InnarisBio (See Note 3). The Company determined that InnarisBio is a VIE as it does not have sufficient equity at risk to carry out its principal activities without additional subordinated financial support.

As of December 31, 2020 and March 31, 2021, the assets of the consolidated VIEs can only be used to settle the obligations of the respective VIEs. The liabilities of the consolidated VIEs are obligations of the respective VIEs and their creditors have no recourse to the general credit or assets of ATAI.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following table presents the assets and liabilities (excluding intercompany balances that were eliminated in consolidation) for all consolidated VIEs as of December 31, 2020 (in thousands):

	Kures	DemeRx IB	Perception	EntheogeniX	Recognify
Assets:
Current assets:
Cash	$1,264	$7,252	$6,527	$652	$1,895
Prepaid expenses and other current assets	124	193	768	—	44

Total current assets	1,388	7,445	7,295	652	1,939
Property and equipment, net	—	—	4	—	—
Long term notes receivable	—	1,060	—	—	—

Total assets	$1,388	$8,505	$7,299	$652	$1,939

Liabilities:
Current liabilities:
Accounts payable	$220	$230	$564	$35	$64
Accrued liabilities	229	92	297	11	66

Total current liabilities	449	322	861	46	130
Convertible promissory notes and derivative liability	—	—	978	—	—
Contingent consideration liability	—	—	1,705	—	—

Total liabilities	$449	$322	$3,544	$46	$130

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following table presents the assets and liabilities (excluding intercompany balances that were eliminated in consolidation) for all consolidated VIEs as of March 31, 2021 (in thousands):

	Kures	DemeRx IB	Perception	EntheogeniX	Recognify	PsyProtix	Psyber	InnarisBio
Assets:
Current assets:
Cash	$1,047	$6,660	$4,900	$523	$1,699	$100	$208	$1,050
Unbilled receivable	—	—	20,000	—	—	—	—	—
Prepaid expenses and other current assets	152	185	1,613	—	20	—	—	—

Total current assets	1,199	6,845	26,516	523	1,719	100	208	1,050
Property and equipment, net	—	—	3	—	—	—	4	—
Long term notes receivable	—	1,075	—	—	—	—	—	—

Total assets	$1,199	$7,920	$26,516	$523	$1,719	$100	$212	$1,050

Liabilities:
Current liabilities:
Accounts payable	$173	$647	$1,149	$24	$128	$—	$—	$25
Accrued liabilities	380	54	442	13	159	—	23	—
Deferred revenue	—	—	120	—	—	—	—	—
Convertible promissory notes and derivative liability—current portion	—	—	875	—	—	—	—	—

Total current liabilities	553	701	2,586	37	287	—	23	25
Convertible promissory notes and derivative liability	—	—	927	—	—	—	—	—
Contingent consideration liability	—	—	1,454	—	—	—	—	101

Total liabilities	$553	$701	$4,967	$37	$287	$—	$23	$126

Noncontrolling Interests

The Company recognizes noncontrolling interests related to its consolidated VIEs and provides a rollforward of the noncontrolling interests balance, as follows (in thousands):

	Kures	Perception	Total
Balance as of December 31, 2019	$400	$487	$887
Net loss attributable to noncontrolling interests—preferred	(92)	(297)	(389)
Comprehensive loss attributable to noncontrolling interests	—	13	13

Balance as of March 31, 2020	$308	$203	$511

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

	Perception	Recognify	Psyber	InnarisBio	Total
Balance as of December 31, 2020	$—	$4,546	$—	$—	$4,546
Issuance of noncontrolling interests	—	—	8	877	885
Net income (loss) attributable to noncontrolling interests— common	1,755	—	(8)	(877)	870
Net income (loss) attributable to noncontrolling interests—preferred	2,608	(122)	—	—	2,486
Comprehensive loss attributable to noncontrolling interests	(184)	—	—	—	(184)

Balance as of March 31, 2021	$4,179	$4,424	$—	$—	$8,603

Redeemable Noncontrolling Interests

In connection with the consolidation of Kures, the Company recognized the shares of Kures common stock and Series A-1 preferred stock held by the founders of Kures as redeemable noncontrolling interests as they contain embedded put options that are exercisable by the founders following a successful completion of a future event, which is not solely within the control of the Company. The redeemable noncontrolling interests were initially measured at fair value upon issuance and are redeemable at fair value at the holder’s option upon the successful completion or occurrence of future events. As of December 31, 2020 and March 31, 2021, the Company did not adjust the carrying value of the redeemable noncontrolling interests based on their estimated redemption values since it was not probable that the events that would allow the shares to become redeemable would occur. Subsequent adjustments to increase or decrease the carrying values of the redeemable noncontrolling interests to their estimated redemption values will be made if and when it becomes probable that such events will occur.

In connection with the consolidation of DemeRx IB, the Company recognized common stock held by DemeRx as redeemable noncontrolling interests as they are redeemable upon the occurrence of events that are not solely within the control of the Company. The redeemable noncontrolling interests were initially measured at fair value upon issuance and are redeemable at fair value at the holder’s option upon the successful completion of future events. As of December 31, 2020 and March 31, 2021, the Company did not adjust the carrying value of the redeemable noncontrolling interests based on their estimated redemption values since it was not probable that the events that would allow the shares to become redeemable would occur. Subsequent adjustments to increase or decrease the carrying values of the redeemable noncontrolling interests to their estimated redemption values will be made if and when it becomes probable that such events will occur.

Redeemable noncontrolling interests are classified in temporary equity as they are redeemable based on events that are not solely within the control of the Company. As of December 31, 2020 and March 31, 2021, the balance of redeemable noncontrolling interests in temporary equity on the consolidated balance sheets was $0. The amount of net loss attributable to redeemable noncontrolling interests of $33,000 and $0 are included in consolidated net loss on the face of the consolidated statements of operations for the three months ended March 31, 2020 and 2021, respectively.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following table provides a rollforward of the redeemable noncontrolling interests balance (in thousands):

	Kures	Total
Balance as of December 31, 2019	$142	$142
Net loss attributable to redeemable noncontrolling interests—preferred	(33)	(33)

Balance as of March 31, 2020	$109	$109

Non-consolidated VIEs and a VOE

The Company evaluated the nature of its investments in Innoplexus AG (“Innoplexus”), GABA Therapeutics, Inc. (“GABA”), DemeRx NB, Inc. (“DemeRx NB”), and Neuronasal, Inc. (“Neuronasal”) and determined that the investments are VIEs during the period; however, the Company is not the primary beneficiary as it did not have the power to direct the activities that most significantly impact the investments’ economic performance and therefore concluded that it did not have a controlling financial interest that would require consolidation as of December 31, 2020 and March 31, 2021.

The Company will reevaluate if the investments meet the definition of a VIE upon the occurrence of specific reconsideration events. The Company accounted for these investments under either the equity method or the measurement alternative included within ASC 321 (See Note 5). As of December 31, 2020, the Company’s maximum exposure for its non-consolidated VIEs was $8.0 million relating to the carrying values in its other investments and $0.2 million relating to the carrying value in short term notes receivable—related party. As of March 31, 2021, the Company’s maximum exposure for its non-consolidated VIEs was $7.1 million relating to the carrying values in other investments and $0.2 million relating to the carrying value in short term notes receivable—related party.

As disclosed in Note 5, as of March 31, 2021, the Company is obligated to purchase additional shares of Series A preferred stock of GABA for up to $10.0 million upon the achievement of certain specified contingent clinical development milestones. As of March 31, 2021, the Company is obligated to purchase additional shares of Series A preferred stock of Neuronasal for up to $1.5 million upon the achievement of certain specified contingent clinical development milestones. These amounts have not been included in the Company’s determination of the maximum exposure of loss presented for its non-consolidated VIEs.

The Company had an investment in COMPASS Pathways plc (formerly known as Compass Pathfinder Holding Limited) (“COMPASS”) which was determined to be an investment in a VIE as of December 31, 2019 and through the date prior to its initial public offering in September 2020 (“COMPASS IPO”); however, the Company was not the primary beneficiary as it did not have the power to direct the activities that most significantly impact the investment’s economic performance and therefore concluded that it did not have a controlling financial interest that would require consolidation during this period as of December 31, 2019 and through September 2020. The completion of the COMPASS IPO in September 2020 was deemed to be a reconsideration event. Upon the completion of the COMPASS IPO, the Company’s investment in COMPASS was no longer deemed an investment in a VIE as COMPASS now had sufficient equity at risk to finance its activities without additional subordinated financial support. Entities that do not qualify as a VIE are assessed for consolidation under the voting interest model (“VOE model”). Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights. From the date of the COMPASS IPO through March 31, 2021, the Company’s voting interest of COMPASS was 25.7% which included the voting

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

rights provided under the voting agreements and the Company concluded that it did not have a controlling financial interest that would require consolidation as of March 31, 2021 under the VOE model. As of March 31, 2021, the Company did not have exposure for its non-consolidated VOE as the carrying values in its COMPASS investment was zero and the Company is not obligated to provide additional financial support. The Company accounted for the investments in COMPASS common stock under the equity method and in COMPASS preferred stock under the measurement alternative included within ASC 321 (See Note 5).

5. Equity Method Investments and Other Investments

Equity Method Investments

At each balance sheet date, the Company accounted for the following investments in the investee’s common stock under the equity method:

		As of December, 31, 2020			As of March, 31, 2021
Investee	Date First Acquired	Common Stock Ownership%		Carrying Value	Common Stock Ownership%		Carrying Value
Innoplexus A.G.	August 2018	35.0%		$—	35.0%		$—
COMPASS Pathways plc(2)	December 2018	22.1%		—	21.6%		—
GABA Therapeutics, Inc	November 2020	7.5	%(1)	—	7.5	%(1)	—
Neuronasal, Inc	October 2020	9.8	%(1)	—	20.6%		—

Total				$—			$—

(1)

The Company is deemed to have significant influence over this entity through its total ownership interest in the entity’s equity, including the Company’s investment in the respective entity’s preferred stock, described below in Other Investments.

(2)

Prior to the consummation of the COMPASS IPO in September 2020, COMPASS undertook a corporate reorganization. As part of the corporate reorganization, COMPASS became a wholly owned subsidiary of COMPASS Rx Limited. COMPASS Rx Limited was re-registered as a public limited company and renamed COMPASS Pathways plc.

Innoplexus AG

Innoplexus AG is a technology company that provides “Data as a Service” and “Continuous Analytics as a Service” solutions that aims to help healthcare organizations leverage their technologies and expedite the drug development process across all stages—preclinical, clinical, regulatory and commercial. The Company first acquired investments in Innoplexus in August 2018. As of December 31, 2020, the Company owned 35.0% of the common stock issued by Innoplexus. The Company has significant influence over Innoplexus through its noncontrolling representation on the investee’s supervisory board. Accordingly, the Company’s investment in Innoplexus’ common stock was accounted for in accordance with the equity method. The Company’s investment in Innoplexus’ preferred stock did not meet the criteria for in-substance common stock. As such, the investment in Innoplexus’ preferred stock was accounted for under the measurement alternative as discussed below.

In February 2021, the Company entered into a Share Purchase and Assignment Agreement (the “Innoplexus SPA”) to sell its shares of common and preferred stock held in Innoplexus to a current investor of Innoplexus (the “Purchaser”) in exchange for an initial purchase price of approximately $2.4 million. In addition, the Company is entitled to receive contingent payments based on the occurrence of subsequent equity transactions or liquidity events at Innoplexus as determined under the Innoplexus SPA.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Pursuant to the Innoplexus SPA, the Purchaser is required to hold a minimum number of shares equivalent to the number of shares purchased from the Company through December 31, 2026. In the event that the Purchaser is in breach of this requirement, the purchaser is required to pay the Company an additional purchase price of approximately $9.6 million. The transaction was accounted for as a secured financing as it did not qualify for sale accounting under ASC Topic 860, Transfers and Servicing (ASC 860), due to the provision under the Innoplexus SPA which constrained the Purchaser from its right to pledge or exchange the underlying shares and provided more than a trivial benefit to the Company. The initial proceeds from the transaction were reflected as a secured borrowing liability of $2.4 million as of March 31, 2021, which is included in Other liabilities in the Company’s condensed consolidated balance sheet. The Company will continue to account for its investment in Innoplexus’ common stock under the equity method of accounting and its investment in Innoplexus’ preferred shares under the measurement alternative.

In addition, the Innoplexus SPA also provides the rights for the Company to receive additional consideration with a maximum payment outcome of $22.3 million should the equity value of Innoplexus exceed certain thresholds upon the occurrence of certain events. The Company concluded that this feature met the definition of a derivative which required bifurcation. As the probability of the occurrence of certain events defined in the Innoplexus SPA was less than remote, the Company concluded that the fair value of the embedded derivative ascribed to this feature was de minimis at March 31, 2021.

The carrying value of the Company’s investment in Innoplexus was reduced to zero as of December 31, 2019 and remained at zero as of December 31, 2020 and March 31, 2021.

COMPASS Pathways plc

COMPASS Pathways plc is a mental health care company dedicated to pioneering the development of a new model of psilocybin therapy with its product COMP360. The Company first acquired investments in COMPASS in December 2018. As of January 1, 2020, the Company owned 8.2% of COMPASS common stock.

During the first quarter of 2020, the Company’s investment in COMPASS common stock was reduced to zero after the Company recognized its proportionate share of COMPASS’ net loss from investments in equity method investees. In September 2020, COMPASS completed its initial public offering (“COMPASS IPO”) whereas immediately prior to the completion of the COMPASS IPO, the different classes of issued share capital of COMPASS Pathways plc were reorganized into a single class of ordinary shares through a reverse share split. As a result, all of the Company’s outstanding shares of COMPASS, including 7,052,003 shares of COMPASS preferred stock discussed below in Other Investments were converted into 7,935,663 new ordinary shares of COMPASS Pathways plc. Upon the COMPASS Preferred Stock Conversion, the Company accounted for the transaction under the equity method and recorded the carrying value of the Company’s investment in COMPASS’ preferred shares of $53.1 million in equity method investments in the consolidated balance sheets. The carrying value of the investment in COMPASS common stock was reduced to zero as of December 31, 2020 due to IPR&D charge with no alternative future use and remained zero as of March 31, 2021. As of December 31, 2020 and March 31, 2021, the Company owned 22.1% and 21.6% of COMPASS ordinary shares, respectively. Based on quoted market prices, the market value of the Company’s ownership in COMPASS was $378.1 million and $292.2 million at December 31, 2020 and March 31, 2021, respectively.

From the original acquisition of COMPASS common shares in December 2018 through the COMPASS IPO, the Company is deemed to have significant influence over COMPASS through its ownership interest in COMPASS’ equity, including the Company’s investment in COMPASS preferred stock, described below in Other Investments, and the Company’s noncontrolling representation on the COMPASS’ board of directors.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Accordingly, the Company’s investment in COMPASS’ common stock was accounted for in accordance with the equity method. The Company’s investment in COMPASS’ preferred stock did not meet the criteria for in-substance common stock. As such, the investment in COMPASS’ preferred stock was accounted for under the measurement alternative as discussed below. Upon the completion of the COMPASS IPO through March 31, 2021, the Company is deemed to continue to have significant influence over COMPASS through its ownership interest in COMPASS’ equity and the Company’s noncontrolling representation on the COMPASS’ board of directors. Accordingly, the Company’s investment in COMPASS’ common stock was accounted for in accordance with the equity method.

In December 2020, the Company entered into two voting agreements with COMPASS registered shareholders (see Note 6 and Note 17 for further detail). The voting agreements provided the Company the voting rights attached to the COMPASS ordinary shares held by such COMPASS shareholders. As of December 31, 2020 and March 31, 2021, the Company held 26.3% and 25.7%, respectively, voting interest in COMPASS, which included the voting rights provided under the voting agreements. The voting agreements did not provide the Company control over COMPASS nor additional board seats and therefore had no impact on the Company’s investment in COMPASS under the equity method. In April 2021, both voting agreements were terminated.

During the three months ended March 31, 2020 and 2021, the Company recognized its proportionate share of COMPASS’ net loss of $2.0 million and $0, respectively, as losses from investments in equity method investees, net of tax on the consolidated statements of operations. In 2020, the Company’s proportionate share of COMPASS’ net loss was recognized prior to the completion of the COMPASS IPO. During the three months ended March 31, 2020, the Company’s proportionate share of COMPASS’ net loss was more than the Company’s proportionate share using the equity percentage described above because the aggregate net losses attributable to the Company’s investment in COMPASS common stock reduced the carrying amount to zero. Accordingly, the remaining COMPASS’ net losses attributable to the Company was determined based on the Company’s ownership percentage of each class of preferred stock in COMPASS and recorded to the Company’s investments in Compass preferred stock discussed below.

GABA Therapeutics, Inc.

GABA is a California based biotechnology company focused on developing its GRX-917 for anxiety, depression and a broad range of neurological disorders. The Company is deemed to have significant influence over GABA through its total ownership interest in GABA’ equity, including the Company’s investment in GABA’s preferred stock, described below in Other Investments, and the Company’s noncontrolling representation on the GABA’s board of directors.

The Company’s investment in GABA’s common stock was accounted for in accordance with the equity method. The Company’s investment in GABA’s preferred stock did not meet the criteria for in-substance common stock. As such, the investment in GABA’s preferred stock is accounted for under the measurement alternative as discussed below.

The carrying value of the investment in GABA common stock was reduced to zero as of December 31, 2020 due to IPR&D charge with no alternative future use and remained zero as of March 31, 2021. Accordingly, GABA’s net losses attributable to the Company were determined based on the Company’s ownership percentage of preferred stock in GABA and recorded to the Company’s investments in GABA preferred stock discussed below. During the three months ended March 31, 2021, the Company recognized its proportionate share of

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

GABA’s net loss of $0.7 million as losses from investments in equity method investees, net of tax on the condensed consolidated statements of operations.

Neuronasal, Inc.

Neuronasal is developing a novel intranasal formulation of N-acetylcysteine (“NAC”) for acute mild traumatic brain injury. In October 2020, upon the achievement of certain development milestones, the Company made a cash contribution of $0.3 million in exchange for 9.8% of the outstanding common stock of Neuronasal. On March 10, 2021, upon the achievement of certain development milestones, the Company made another cash contribution of $0.5 million in exchange for 10.8% of the outstanding common stock of Neuronasal.

In March 31, 2021, the Company recorded its investment in Neuronasal common stock at the carrying cost basis of $0.5 million. At the date of the investments, a basis difference was identified as the cost basis of the Company’s investment in Neuronasal exceeded the Company’s proportionate share of the underlying net assets in Neuronasal. The Company concluded that the basis differences were primarily attributable to Neuronasal’s IPR&D associated with Neuronasal’s novel intranasal formulation of NAC. As the Company’s investments in Neuronasal did not meet the definition of a business due to substantially all of the estimated fair value of the gross assets was concentrated in NAC, the basis differences were attributable to the IPR&D with no alternative future use, were immediately expensed on the dates of investments. The Company’s proportionate share of the basis difference exceeded its carrying value of the equity method investment in Neuronasal and as a result, the March 2021 equity investment balance of $0.5 million was reduced to zero. For the three months ended March 31, 2021, the Company recognized losses from investments in equity method investees, net of tax of $0.5 million in association with the basis difference charge in the Company’s consolidated statements of operations.

The Company is deemed to have significant influence over Neuronasal through its total ownership interest in Neuronasal’s equity, including the Company’s investment in Neuronasal’s preferred stock, described below in Other Investments, and the Company’s noncontrolling representation on the Neuronasal’s board of directors. Accordingly, the Company’s investment in Neuronasal’s common stock was accounted for in accordance with the equity method. The Company’s investment in Neuronasal’s preferred stock did not meet the criteria for in-substance common stock. As such, the investment in Neuronasal’s preferred stock is accounted for under the measurement alternative as discussed below.

The carrying value of the investment in Neuronasal common stock was reduced to zero as of December 31, 2020 and zero as of March 31, 2021 due to IPR&D charges with no alternative future use. Accordingly, the Neuronasal’s net losses attributable to the Company was determined based on the Company’s ownership percentage of preferred stock in Neuronasal and recorded to the Company’s investments in Neuronasal preferred stock discussed below. During the three months ended March 31, 2021, the Company recognized its proportionate share of Neuronasal’s net loss of $0.6 million as losses from investments in equity method investees, net of tax on the condensed consolidated statements of operations.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Summarized Financial Information

The following is a summary of financial data for investments accounted for under the equity method of accounting (in thousands):

Balance Sheets

	December 31, 2020
	Compass	Neuronasal	GABA
Current assets	$202,404	$351	$3,302
Non-current assets	1,052	10	—

Total assets	$203,456	$361	$3,302

Current liabilities	$6,895	$686	$430
Non- current liabilities	—	48	—

Total liabilities	$6,895	$734	$430

	March 31, 2021
	Compass	Neuronasal	GABA
Current assets	$195,050	$541	$334
Non-current assets	1,087	—	—

Total assets	$196,137	$541	$334

Current liabilities	$7,639	$1,036	$273
Non- current liabilities	—	—	—

Total liabilities	$7,639	$1,036	$273

Statements of operations

	Three Months Ended March 31, 2020
	Compass	Neuronasal	GABA
Revenue	$—	$—	$—
Loss from continuing operations	$(8,705)	$(132)	$(1,027)
Net loss	$(8,585)	$(132)	$(1,027)

	Three Months Ended March 31, 2021
	Compass	Neuronasal	GABA
Revenue	$—	$—	$—
Loss from continuing operations	$(13,602)	$(576)	$(659)
Net loss	$(12,715)	$(576)	$(659)

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Other Investments

The Company has accounted for its other investments that do not have a readily determinable fair value under the measurement alternative. As of December 31, 2020 and March 31, 2021, the carrying values of other investments were as follows:

	December 31, 2020	March 31, 2021
GABA Therapeutics, Inc.	$5,519	$4,559
DemeRx NB, Inc.	1,096	1,056
Neuronasal, Inc.	1,061	1,142
Juvenescence Limited	368	355

Total	$8,044	$7,112

The Company’s investments in the preferred stock of COMPASS, Innoplexus, GABA, DemeRx NB, and Neuronasal are not considered as in-substance common stock due to the existence of substantial liquidation preferences and therefore did not have subordination characteristics that were substantially similar to the common stock. Although the Company’s investment in Juvenescence Limited (Juvenescence) is in common stock, it is not able to exercise significant influence over the operating and financial decisions of Juvenescence. The Company concluded that its ownership interests in above Other Investments do not have a readily determinable available fair value and are accounted for under the measurement alternative. Under the measurement alternative, the Company measured its other investments at cost, less any impairment, plus or minus, if any, observable price changes in orderly transactions for an identical or similar investment of the same issuer.

The Company’s preferred stock ownership in COMPASS is included in Other Investments and obtained through a series of related party transactions since 2018. In connection with COMPASS’ secondary Series A preferred stock offering in March 2020, the Company’s investment in COMPASS’ Series A preferred shares were remeasured to fair value due to the observable price change, resulting an aggregate gain of $19.9 million in unrealized gains on other investments in the condensed consolidated statements of operations during the three months ended March 31, 2020.

In March 2020, the Company purchased additional shares of COMPASS Series A preferred stock for £16.1 million or approximately $17.8 million under the secondary Series A preferred stock purchase. In April 2020, COMPASS entered into the Series B preferred stock subscription agreement with other investors for issuance of its Series B preferred stock, which resulted in an automatic conversion of the Company’s COMPASS convertible notes receivable, totaling £6.2 million or $7.6 million on the date of conversion, into shares of COMPASS Series B preferred stock at a conversion price per share representing a 15% discount to the price per share paid by the investors in the COMPASS Series B preferred stock issuance (the “COMPASS Notes Conversion”) (See Note 6). In addition, in April 2020, the Company purchased additional shares of COMPASS Series B preferred stock for $5.3 million and the purchase was completed in August 2020. In September 2020, in connection with the COMPASS IPO, all of the Company’s outstanding shares of 7,052,003 COMPASS preferred stock were converted into new ordinary shares of COMPASS Pathways plc as discussed above (the “COMPASS Preferred Stock Conversion”). Upon the COMPASS Preferred Stock Conversion, the Company accounted for the transaction under the equity method and recorded the carrying value of the Company’s investment in COMPASS’ preferred shares of $53.1 million in equity method investments in the consolidated balance sheets. As of December 31, 2020 and March 31, 2021, the COMPASS Other Investment balance was zero as the Company had no outstanding shares of preferred stock in COMPASS.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Company’s preferred stock ownership in Innoplexus is included in Other Investments. The Company first acquired investments in Innoplexus in March 2019. The carrying value of the Company’s investment in Innoplexus’ preferred stock was reduced to zero as of December 31, 2019 and remained at zero as of December 31, 2020 and March 31, 2021.

GABA Options

In August 2019, GABA and the Company entered into the Preferred Stock Purchase Agreement (the “GABA PSPA”), whereby GABA issued shares of its Series A preferred stock to the Company at a price of approximately $5.5 million. As of December 31, 2020 and March 31, 2021, the Company has over 20% of overall ownership interest in GABA and a noncontrolling representation on the board. As of December 31, 2020 and March 31, 2021, the investment in GABA’s preferred stock was recorded in Other Investments on the consolidated balance sheets under the measurement alternative under ASC 321.

Pursuant to the GABA PSPA, the Company is obligated to purchase additional shares of Series A preferred stock for up to $10.0 million with the same price per share as its initial investment, upon the achievement of specified contingent clinical development milestones. As of March 31, 2021, none of the milestones have been achieved.

In accordance with the GABA PSPA, the Company also has the option but not the obligation to purchase the aforementioned additional shares of Series A preferred stock at any time prior to the achievement of any milestone at the same price per share as its initial investment. In August 2019, pursuant to the Right of First Refusal and Co-Sale Agreement, the Company has the option but not the obligation to purchase additional shares of common stock for up to $2.0 million from the existing common shareholders. The Company has evaluated the contingent obligation (forward) and option and concluded that they both: (i) represent freestanding financial instruments as they are legally detachable and separately exercisable from the underlying shares; and (ii) are equity securities under ASC Topic 321, Investments—Equity Securities (ASC 321). The Company accounted for the contingent obligation based on the measurement alternative under ASC 321 which is included in Other Investments as of December 31, 2020 and March 31, 2021. In November 2020, the Company exercised its option to purchase additional shares of common stock of GABA at a price of approximately $1.8 million pursuant to an Omnibus Amendment Agreement under which the Right of First Refusal and Co-Sale Agreement was amended.

Neuronasal Options

In December 2019, Neuronasal and the Company entered into the Neuronasal PSPA and the Neuronasal Secondary Sale Agreement, whereby Neuronasal issued shares of its Series A preferred stock to the Company at a price of approximately $0.5 million. At closing, the Company has a less than 20% of ownership interest in Neuronasal and a noncontrolling representation on the board. In October 2020, pursuant to the Neuronasal PSPA, the Company purchased additional Series A preferred shares at a price of approximately $0.8 million. The investment in Neuronasal preferred shares was recorded in Other Investments on the consolidated balance sheets under the measurement alternative under ASC 321as of December 31, 2020 and March 31, 2021.

In October 2020, pursuant to the Neuronasal PSPA, the Company purchased additional Series A preferred shares at a price of approximately $0.8 million upon the achievement of a specified contingent clinical development milestone. On March 10, 2021, pursuant to the Neuronasal PSPA, the Company purchased additional Series A preferred shares for approximately $0.8 million based on the achievement of certain development milestones. Also, pursuant to the Neuronasal Secondary Sale Agreement, the Company purchased additional common shares for approximately $0.3 million. The obligation to purchase additional shares of Series

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

A preferred stock from Neuronasal, and shares of common stock from the existing common shareholders was $1.5 million as of March 31, 2021.

In accordance with the Neuronasal PSPA, the Company also has the option but not the obligation to purchase additional shares of Series A preferred stock at a purchase price of up to approximately $1.0 million at the same terms as the original purchase in the event certain contingent clinical development milestones are not achieved by a specified date. Additionally, pursuant to the Neuronasal Secondary Sale Agreement, upon the achievement of certain contingent development milestones, existing common shareholders have the right to sell, and the Company has the option but not the obligation to purchase additional shares of common stock at a price determined based on the fair market value per share. These options are contingent only upon the exercise of the options of the common shareholders.

The Company has evaluated the contingent obligation (forward) and the option to purchase the additional shares at a fixed price and concluded that they: (i) represent freestanding financial instruments as they are legally detachable and separately exercisable from the underlying shares; and (ii) are equity securities under ASC 321. The Company accounted for the contingent obligation and option based on the measurement alternative under ASC 321which is included in Other Investments as of December 31, 2020 and March 31, 2021.

DemeRx NB Options

In December 2019, the Company jointly formed DemeRx NB with DemeRx. DemeRx and DemeRx NB entered into a Contribution Agreement whereby DemeRx assigned all of its rights, title, and interests in and to all of its assets relating to DMX-1002, Noribogaine, in exchange for shares of common stock of DemeRx NB. DemeRx NB will use the contributed intellectual property to develop Noribogaine. Noribogaine is an active metabolite of ibogaine designed to have a longer plasma half-life and potentially reduced hallucinogenic effects compared to ibogaine.

In connection with the Contribution Agreement, the parties entered into a Series A Preferred Stock Purchase Agreement (the “DemeRx NB PSPA”) pursuant to which the Company purchased shares of Series A preferred stock of DemeRx NB at a purchase price of $1.0 million. At closing, the Company has less than 20% of ownership interest in DemeRx NB and a noncontrolling representation on the board. The investment in DemeRx NB was recorded in Other Investments on the consolidated balance sheets under the measurement alternative under ASU 2016-01.

In accordance with the DemeRx NB PSPA, the Company also has the option but not the obligation to purchase additional shares of Series A preferred stock at a purchase price of up to $19.0 million with the same price per share as its initial investment. As of March 31, 2021, the Company has not exercised its option to purchase any shares of Series A preferred stock of DemeRx NB. The Company has evaluated the option and concluded that it: (i) represents a freestanding financial instrument as it is legally detachable and separately exercisable from the underlying shares; and (ii) is an equity security under ASC 321. The Company accounted for the option based on the measurement alternative under ASU 2016-01 which is included in Other Investments as of December 31, 2020 and March 31, 2021.

During the three months ended March 31, 2020, there were no other observable changes in price recorded, other than the observable price change in COMPASS as discussed above, related to the Company’s Other Investments. During the three months ended March 31, 2021, there were no observable changes in price recorded related to the Company’s Other Investments.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

During the three months ended March 31, 2020 and 2021, the Company evaluated all of its other investments to determine if certain events or changes in circumstance during the first quarter of 2020 and 2021 had a significant adverse effect on the fair value of any of its investments in non-consolidated entities. Based on this analysis, the Company did not note any impairment indicators existed associated with the Company’s Other Investments.

6. Notes Receivable

Short Term Notes Receivable

Loan to IntelGenx Corp.

On March 8, 2021, the Company and IntelGenx Corp. (“IntelGenx”), a subsidiary of IntelGenx Tech Corp. entered into a loan agreement under which the Company provided the aggregate principal amount of $2.0 million (the “Term Loan”). Pursuant to the loan agreement, IntelGenex may, by written notice, request an advance up to an additional $0.5 million as an additional term loan if no event of default has occurred as defined in the loan agreement. The Term Loan will mature 120 days following the special shareholder meeting of IntelGenx Tech Corp. to approve additional investment in IntelGenx Tech Corp. by the Company which is anticipated to occur no later than September 30, 2021 or such later date as agreed by all parties (the “Maturity Date”). The loan bears an annualized interest rate of 8% and such interest is accrued daily. The principal amount of the Term Loan plus any accrued interest shall become due and payable on the Maturity Date.

Pursuant to the terms of the Term Loan, upon the occurrence of an event of default, the Company may accelerate the Term Loan and declare the principal and any accrued and unpaid interests of the Term Loan to be immediately due and payable. In addition, IntelGenx may prepay the Term Loan in whole or in part at any time without premium or penalty. Any prepayment of the principal shall be accompanied by a payment of interest accrued to date thereon. The Company concluded that these embedded features do not meet the criteria to be bifurcated and separately accounted for as derivatives.

The Company recorded the Term Loan as a short term note receivable at cost which included the principal balance of the note and accrued interest, net of any payments received, on its condensed consolidated balance sheets. As of March 31, 2021, the Term Loan has an outstanding balance of $2.0 million. During the three months ended March 31, 2021, the recognized interest income associated with the Term Loan was immaterial.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

7. Fair Value Measurement

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation (in thousands):

	Fair Value Measurements as of December 31, 2020 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration liability—related parties	$—	$—	$1,705	$1,705
Derivative liability	—	—	214	214

	$—	$—	$1,919	$1,919

	Fair Value Measurements as of March 31, 2021 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$62,854	$—	$—	$62,854

	$62,854	$—	$—	$62,854

Liabilities:
Contingent consideration liability - related parties	$—	$—	$1,555	$1,555
Derivative liability	—	—	477	477

	$—	$—	$2,032	$2,032

During the three months ended March 31, 2020 and 2021, there were no transfers between Level 1, Level 2 or Level 3.

Valuation of COMPASS Note Receivable-Related Party

The fair value of the COMPASS Notes at issuance and financial reporting dates was estimated based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. The Company estimated the fair value of the COMPASS Notes during the first quarter of 2020 and immediately prior to the conversion of the notes using the fair value of the Series B preferred stock of COMPASS. The fair value of the Notes was estimated to be $9.0 million as of March 31, 2020 and immediately prior to the conversion of the notes.

Contingent Consideration Liability—Related Parties—Perception Milestone and Royalty Payments

The contingent consideration liability—related parties in the table above relates to milestone and royalty payments in connection with the acquisition of Perception. The fair value of the contingent consideration liability—related parties was determined based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. The fair value of the contingent milestone and royalty liabilities was estimated based on the discounted cash flow valuation technique. The technique considered the following unobservable inputs:

•	the probability and timing of achieving the specified milestones and royalties as of each valuation date,

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

•	the probability of executing the license agreement,

•	the expected first year of revenue, and

•	market-based discount rates

The fair value of the contingent milestone and royalty liabilities could change in future periods depending on prospects for the outcome of R-Ketamine milestone meetings with the FDA or other regulatory authorities, and whether the Company realizes a significant increase or decrease in sales upon commercialization. The most significant assumptions in the discounted cash flow valuation technique that impacts the fair value of the milestone contingent consideration are the projected milestone timing and the probability of the milestone being met. Further, significant assumptions in the discounted cash flow that impacts the fair value of the royalty contingent consideration are the projected revenue over ten years, the timing of royalties on commercial revenue, and the probability of success rate for a commercial R-Ketamine product. As of the fourth quarter of 2020, Perception negotiated a license transaction with a third-party pharmaceutical company that closed in March 2021. The Company used a scenario-based model (“SBM”) to consider the Company’s estimate of 80 percent probability that the transaction would happen and the 20 percent probability that it would fail to close. The valuation used inputs that were unobservable inputs with the most significant being the discount rates for royalties on projected clinical milestones and commercial revenue, probability of the transaction closing, and probability of success estimates over the following ten years.

At March 31, 2021, the license transaction had closed and the scenario-based method was no longer used. The valuation used inputs that were unobservable with the most significant being the discount rates for royalties on projected clinical milestones and commercial revenue and the probability of success estimates over the following ten years.

The fair value of the contingent milestone and royalty liabilities for Perception was estimated to be $1.7 million and $1.5 million at December 31, 2020 and March 31, 2021, respectively.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following table summarizes significant unobservable inputs that are included in the valuation of contingent consideration lability – related parties as of December 31, 2020 and March 31, 2021:

		December 31, 2020		March 31, 2021
Valuation Technique	Significant Unobservable Inputs	Input Range	Weighted Average	Input Range	Weighted Average
Discounted cash flow	Milestone contingent consideration:
	Discount rate	8.4% to 14.1%	9.4%	6.1%	6.1%
	Projected milestone timing	4.0 to 4.3 years	4.1 years	3.8 years	3.8 years
	Probability of the milestone	10.5% to 48.7%	34.8%	48.7%	48.7%

Discounted cash flow with SBM	Royalty contingent consideration:

	Discount rate for royalties	12.0% to 13.0%	12.5%	13.0%	13.0%
	Discount rate for royalties on milestones	8.4%	8.4%	6.1%	6.1%
	Projected commercial revenue	$77.5 to $3,542 million	N/A	$77.5 to $801.3 million	N/A
	Projected clinical milestone revenue	$6.0 to $30.0 million	N/A	$6.0 to $30.0 million	N/A
	Timing of royalties on commercial revenue	7.8 to 8.5 years	8.1 years	8.0 years	8.0 years
	Timing of royalties on clinical milestone revenue	1.3 years	1.3 years	1.0 year	1.0 year
	Probability of success rate	3.95% to 100.0%	12.6%	23.8% to 100.0%	37.0%
	Probability of the close of the license transaction (1)	80.0%	80.0%	N/A	N/A

(1)

This input was used in fourth quarter of 2020 in relation to a potential license transaction that Perception has with a third-party pharmaceutical company. At March 31, 2021, the license transaction had closed and the scenario-based method with 80% probability was no longer used.

Valuation of 2020 Convertible Notes Payable

The fair value of the 2020 Convertible Notes at issuance and at each reporting period was estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company used a SBM to incorporate estimates and assumptions concerning company prospects and market indications into a model to estimate the value of the notes. The most significant estimates and assumptions used as inputs in the SBM valuation technique impacting the fair value of the 2020 Convertible Notes are those concerning type, timing and probability of specific scenario outcomes. At the issuance dates of the 2020 Convertible Notes, a qualified financing was assumed to occur within the year following issuance. Specifically, the Company discounted the cash flows for fixed payments by using annualized discount rates that were applied across valuation dates from issuance dates of the 2020 Convertible Notes to conversion. The discount rates were based on certain considerations including: time to payment, an assessment of the credit position of ATAI, market yields of companies with similar credit risk at the date of valuation estimation, and calibrated rates based on the fair value relative to the original issue price from the 2020 Convertible Notes.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Payments that are sensitive to the total equity value of the Company at the date of payment were valued at each valuation date using an option pricing model (“OPM”). Key assumptions used in the OPM included risk free rate, volatility across the period of the valuation dates, dividend yield, and a period of estimation commensurate with time until payment. The inputs to the option pricing model were determined based on assessment of the Company’s most recent financing transaction, assessed and adjusted for the market value of a group of publicly traded peer guideline companies and relevant equity indices as of each valuation date from issuance to conversion.

The following table summarizes significant unobservable inputs by valuation technique that are included in the valuation of the 2020 Convertible Notes from the issuance date of the notes in January 2020 to March 31, 2020:

		March 31, 2020
Valuation Technique	Significant Unobservable Inputs	Input Range	Weighted Average
SBM	Discount rate	0.6% to 7.2%	1.4%
	Expected term	0.8 to 1.0 years	0.9 years
	Probability scenarios:
	Conversion upon a financing event	50.0%	50.0%

OPM	Risk free rate	-0.6% to -0.7%	-0.6%
	Volatility	70.0% to 80.0%	74.0%
	Dividend yield	0%	0%

Valuation of Derivative Liability—Perception Convertible Notes

The derivative liability in the table above relates to the embedded conversion features in connection with the Perception Convertible Notes issued in 2020 and 2021 discussed in Note 10. The Perception March 2020 Notes contained a derivative, which is related to embedded conversion feature upon a qualified financing transaction. The Perception December 2020 Notes contained a derivative, which is related to embedded conversion features upon a qualified financing transaction and a licensing transaction. The fair value of the embedded conversion features at issuance of the Perception Convertible Notes and subsequent financial reporting dates was estimated based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. The Company used a SBM to incorporate estimates and assumptions concerning company prospects and market indications into a model to estimate the value of the derivative liability. An SBM considers a range of various potential scenario outcomes assumed to occur with associated probabilities. Cash flow outcomes are then discounted to present value to estimate fair value. The SBM procedure is as follows: (i) estimate future cash flows that arise from scenario outcomes, (ii) discount the cash flows to present value using a market-based discount rate and (iii) probability weight the present values to form a probability weighted, expected return analysis that estimates fair value at the subject valuation date. The most significant estimates and assumptions used as inputs in the SBM valuation technique impacting the fair value of the embedded conversion features are those concerning the scenario outcomes’ type, timing and probability.

At the issuance dates of the Perception Convertible Notes and at December 31, 2020, a qualified financing and a licensing transaction were assumed to occur within the year following issuance which the Company estimated 20 percent and 80 percent probability of occurrence of a qualified financing and a licensing transaction, respectively. At March 31, 2021, the Company estimated 100 percent probability that a licensing transaction would occur within three months and zero percent probability that a qualified financing transaction would occur. Accordingly, the weighted-average probabilities of a qualified financing and a licensing transaction for the quarter ending March 31, 2021 were 2% and 98%, respectively.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

As the derivative liability associated with the Perception March 2020 Notes was related to the embedded conversion feature upon a qualified financing transaction the fair value of the derivative liability associated with the Perception March 2020 Notes was reduced to zero because of a a zero percent probability of the occurrence of a qualified financing transaction. The Company calculated the payment due to the holders of Perception Convertible Notes with and without the embedded conversion feature and discounted to present value. The Company discounted the cash flows using a discount rate of 17.0 percent annualized at the issuance dates, at December 31, 2020 and March 31, 2021, based on an assessment of the credit position of Perception and market yields of companies with similar credit risk at the date of valuation estimation. The fair value of the embedded conversion features was determined to be $0.2 million and $0.5 million as of December 31, 2020 and March 31, 2021, respectively.

The significant unobservable inputs that are included in the valuation of the derivative liability as of December 31, 2020 and March 31, 2021 include:

	December 31, 2020		March 31, 2021
Significant Unobservable Inputs	Input Range	Weighted Average	Input Range	Weighted Average
Discount rate	17.0%	17.0%	17.0%	17.0%
Expected term	1 year	1 year	0.2 - 0.9 years	0.2 years
Probability scenarios:
Qualified financing transaction	20%	20%	0% - 20%	2%
Licensing transaction	80%	80%	80% - 100%	98%

The following table provides a roll forward of the aggregate fair values of the Company’s financial instruments described above, for which fair value is determined using Level 3 inputs (in thousands):

	Compass Notes Receivable - related party	Contingent Consideration liability - related parties	2020 Convertible Promissory Notes	Derivative Liability
Balance as of December 31, 2019	$8,244	$572	$—	$—
Initial fair value of instrument	—	—	—	31
Issuance of notes payable	—	—	9,707	—
Change in fair value	718	24	(1,127)	—
Foreign currency transaction adjustments	41	—	(38)	—

Balance as of March 31, 2020	$9,003	$596	$8,542	$31

	Contingent Consideration liability - related parties	Derivative Liability
Balance as of December 31, 2020	$1,705	$214
Initial fair value of instrument	101	304
Change in fair value	(251)	(41)

Balance as of March 31, 2021	$1,555	$477

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

8. Prepaid Expenses and other current assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31, 2020	March 31, 2021
Sales tax receivables	$509	$950
Prepaid clinical, non clinical, and research related expenses	313	2,075
Prepaid insurance	144	124
Research and development tax credit	556	556
Other	554	65

Total	$2,076	$3,770

9. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31, 2020	March 31, 2021
Accrued advisory fees	$3,819	$4,576
Accrued accounting, legal, and other professional fees	2,858	2,263
Accrued payroll	1,098	794
Accrued external research and development expenses	347	321
Taxes payable	997	2,499
Other liabilities	96	194

Total	$9,215	$10,647

10. Convertible Promissory Notes

2018 Convertible Promissory Notes—Related Parties

Convertible promissory notes—related parties, net of discounts and deferred issuance costs, consisted of the following (in thousands):

	December 31, 2020	March 31, 2021
Convertible notes issued in November 2018	$195	$188
Convertible notes issued in October 2020	1,022	984
Unamortized discount and deferred issuance costs	(18)	(9)

Total	1,199	1,163

2020 Convertible Promissory Notes

In January 2020, the Company executed a terms and conditions agreement (the “2020 Convertible Note Agreement”) under which it would issue up to €30.0 million, or $33.5 million, in convertible promissory notes to

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

various investors. The total aggregate principal amount of the 2020 Convertible Notes is $9.7 million as of March 31, 2020.

For the three months ended March 31, 2020, the interest expense and change in fair value in the 2020 Convertible Notes from its various issuance dates to the conversion date totaled $1.1 million and included in change in fair value of convertible promissory notes in the condensed consolidated statements of operations.

Perception Convertible Promissory Notes

The carrying value of convertible promissory notes and derivative liability are as follows (in thousands):

	December 31, 2020	March 31, 2021
Principal	$1,044	$1,799
Accrued interest	23	44
Unamortized discount	(303)	(518)

Total carrying value of convertible promissory notes	764	1,325
Derivative liability	214	477

Total convertible promissory notes and derivative liability	978	1,802
Less: convertible promissory notes and derivative liability - current portion	—	(1,265)

Convertible promissory notes and derivative liability - non-current portion	$978	$537

On March 16, 2020, Perception entered into a convertible promissory note agreement with the Company and other investors, including related parties, which provided for the issuance of convertible notes of $3.9 million (the “Perception Note Purchase Agreement”). Under the Perception Note Purchase Agreement, Perception issued convertible notes in the aggregate principal amount of $3.3 million to the Company, $0.3 million to Sonia Weiss Pick and Family, and $0.3 million to other investors (See Note 17). The notes bear interest at an annual rate of 5% and are due and payable on June 30, 2022, unless earlier converted (the “Perception March 2020 Notes”).

On December 1, 2020, Perception entered into an additional convertible promissory note agreement (the “Perception December 2020 Convertible Note Agreement”) with the Company and other investors, including related parties, which provided for the issuance of convertible notes of up to $12.0 million. Pursuant to the Perception December 2020 Convertible Note Agreement, the convertible notes are issued in two tranches: (i) up to $7.0 million under the first tranche funding (the “First Tranche Funding”), with $6.2 million and $0.8 million issued in December 2020 and January 2021, respectively, and (ii) up to an additional $5.0 million under the second tranche funding (the “Second Tranche Funding”), which will be issued in May 2021. Under the First Tranche Funding, Perception issued an aggregate principal amount of $5.8 million to the Company and $0.4 million to other investors in December 2020, and $0.2 million to Apeiron, $0.5 million to Sonia Weiss Pick and Family and $0.1 million to other investors in January 2021 (See Note 17). The notes bear interest at an annual rate of 5% and are due and payable on February 28, 2022, unless earlier converted (the “Perception December 2020 Notes” and together with the Perception March 2020 Notes, the “Perception Convertible Notes”).

In the event of a qualified sale of preferred stock resulting in gross proceeds to Perception of at least $5.0 million, all the principal and accrued and unpaid interest under the Perception Convertible Notes will

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

automatically convert, into the same equity securities issued by Perception at a 25% discount from the lowest price of the security issued. In the event that Perception receives upfront proceeds of $5.0 million or more in a licensing transaction, all the principal and accrued and unpaid interest under the Perception convertible notes will automatically convert, into shares of Series A Preferred Stock of Perception at a price per share of $0.75 for the Perception March 2020 Notes and 75% of the fair market value of the Series A Preferred Stock of Perception for the Perception December 2020 Notes. Upon a change in control of Perception, all the principal and accrued and unpaid interest under the Perception Convertible Notes will automatically convert, into shares of Series A Preferred Stock of Perception at a price per share of $0.75. The Perception Convertible Notes issued to the Company represent intercompany debt and are eliminated upon consolidation. Perception may not pre-pay in whole or in part of the notes without the consent of the Company. Obligations under the Perception Convertible Notes are subject to acceleration upon occurrence of specified events of default, including payment default and insolvency.

The Perception March 2020 Notes contained an embedded conversion features in the event of a qualified financing whereas the Perception December 2020 Notes contained both embedded conversion features in the event of a qualified financing and upon the occurrence of a licensing transaction. The Company concluded that both the embedded conversion features met the definition of embedded derivatives that were required to be bifurcated and accounted for as a separate unit of accounting. As of December 31, 2020 and March 31, 2021, the Company recorded the fair value of the derivative liabilities of $0.4 million and $0.3 million, respectively, as a liability with the offset being recorded as a debt discount on the issuance dates of the Perception Convertible Notes. Both the liability and the offsetting debt discount are presented together in convertible promissory notes and derivative liability on the consolidated balance sheets. The resulting debt discount is being amortized to interest expense using the effective interest method over the terms of the Perception Convertible Notes. This interest expense is recorded in other income (expense), net in the consolidated statements of operations. The derivative liabilities are subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of other income (expense), net in the consolidated statements of operations. The Company recorded a net gain of $41,000 resulting from the change in fair value of the derivative liability for the three months ended March 31, 2021. At December 31, 2020, the fair value of the derivative liability was $0.2 million, including an immaterial amount of derivative liability relating to Sonia Weiss Pick and Family. At March 31, 2020, the fair value of the derivative liability was $0.5 million, including $0.3 million of derivative liability relating to Sonia Weiss Pick and Family and Apeiron.

The Company recognized interest expense of $0.1 million, including amortization of debt discount of $88,000 during the three months ended March 31, 2021. As of December 31, 2020 and March 31, 2021, the unamortized debt discount on the Perception Convertible Notes was $0.3 million and $0.5 million, respectively. The debt issuance costs associated with the Perception Convertible Notes were not material.

11. Common Stock

In January 2021, pursuant to an additional closing from the common stock issuance in November and December 2020, the Company issued and sold 2,133,328 shares of common stock to Apeiron at the same issuance price, for cash proceeds of $12.2 million. In March 2021, the Company issued and sold 13,419,360 shares of common stock to new and existing investors, including related parties, at a price of €9.69 or $11.71 per share, for cash proceeds of $152.2 million, net of issuance costs of $4.9 million, of which $140.9 million was recorded as share subscriptions receivable as the cash was received in April 2021 (See Note 17).

All common shareholders have identical rights. Each share of common stock entitles the holder to one vote on all matters submitted to the stockholders for a vote.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

All holders of common stock are entitled to receive dividends, as may be declared by the Company’s board of directors. Upon liquidation, common stockholders will receive distribution on a pro rata basis. As of December 31, 2020 and March 31, 2021, no cash dividends have been declared or paid.

12. Stock-Based Compensation

Atai Life Sciences 2020 Equity Incentive Plan

Effective August 21, 2020, the Company adopted an equity-based compensation plan, the 2020 Equity Incentive Plan (as amended from time to time, “2020 Incentive Plan”). The 2020 Incentive Plan is administered by the Company’s Board. The plan is intended to encourage ownership of shares by employees and directors of and certain consultants to the Company in order to attract and retain such people, to induce them to work for the benefit of the Company or of an affiliate and to provide additional incentive for them to promote the success of the Company or of an affiliate. The 2020 Incentive Plan provides for the Company to grant incentive stock options or nonqualified stock options, restricted stock awards and other stock-based awards to executive officers, directors and employees and consultants of the Company.

The Company has reserved up to 22,658,192 shares of common stock, excluding any shares issued under its Hurdle Share Option Program described in below, for issuance to executive officers, directors and employees and consultants of the Company pursuant to the 2020 Incentive Plan. Shares that are expired, terminated, surrendered or canceled without having been fully exercised will be available for future awards. As of March 31, 2021, 4,132,496 shares were available for future grants under the 2020 Incentive Plan.

Stock Options

The stock options outstanding noted below consist of both service and performance-based options to purchase Common Stock. These stock options have a five-year contractual term. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

The December 31, 2020 stock options outstanding balance noted below includes 3,176,976 stock options that will vest over a four-year service period, only if and when a “Liquidity Event” (as defined in the 2020 Incentive Plan) occurs within five years of the date of grant. During the three months ended March 31, 2021, the Company modified the vesting terms of 2,464,072 of these options held by 12 employees such that, if the Company achieves an IPO (as defined in the awards) by June 30, 2021 or December 31, 2021, an additional 25% or 12.5%, respectively, will accelerate and vest upon the occurrence of the transaction. In each case provided, however, no option shall become vested before the first anniversary of the respective vesting start date. The Company applied modification accounting under ASC 718, which resulted in a new measurement of compensation cost, and the original grant-date fair value of the award is no longer used to measure compensation cost for the award. The weighted average fair value on the new measurement date amounted to $7.86.

In addition, during the three months ended March 31, 2021, the Company cancelled 1,152,192 stock options held by 3 employees and concurrently granted 4,543,936 stock options under the HSOP Plan (as defined and described below) (“Exchange Options”). The Company applied modification accounting under ASC 718, which resulted in a new measurement of compensation cost, and the original grant-date fair value of the award is no longer used to measure compensation cost for the award. The weighted average fair value on the new measurement date amounted to $3.84. Refer to the Atai Life Sciences Hurdle Share Option Plan for more information on these stock options.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following is a summary of stock option activity from December 31, 2020 to March 31, 2021:

	Number of Options		Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	11,331,232		$1.54	4.64	$47,735
Granted	8,354,656	(1)	5.54
Exercised	—		—
Cancelled or forfeited	(1,160,192	)(2)	1.26

Outstanding as of March 31, 2021	18,525,696	(3)	$3.38	4.58	$147,884

Options exercisable as of March 31, 2021	2,240,000		$0.37	4.39	$24,610

(1)

Includes (a) 5,391,184 stock options that will vest over a two to four-year service period, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant. If the Company achieves an IPO (as defined in the awards) by June 30, 2021 or December 31, 2021, an additional 25% or 12.5%, respectively, the stock options will accelerate and vest upon the occurrence of the transaction, (b) 1,460,784 stock options that will vest at the end of a four-year service period and upon the satisfaction of specified performance-based vesting conditions, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant, (c) 1,024,000 stock options that will vest over a two to three-year service period, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant, (d) 400,688 stock options that will vest over a four-year service period and upon the satisfaction of specified performance-based vesting conditions, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant. If the Company achieves an IPO (as defined in the awards) by June 30, 2021 or December 31, 2021, an additional 25% or 12.5%, respectively, will accelerate and satisfy the service-based vesting condition upon the occurrence of the transaction, and (e) 70,000 stock options that will vest only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant, (f) 8,000 stock options (0 outstanding as of March 31, 2021) that will vest over a one-year service period, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant.

(2)	Includes 1,152,192 Exchange Shares.
(3)

Includes (a) 8,346,656 stock options as described in footnote (1), (b) 3,027,408 stock options that will vest at the end of a four-year service period and upon the satisfaction of specified performance-based vesting conditions, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant, (c) 2,464,720 stock options that will vest over a two to four-year service period, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant. If the Company achieves an IPO (as defined in the awards) by June 30, 2021 or December 31, 2021, an additional 25% or 12.5%, respectively, will accelerate and vest upon the occurrence of the transaction, (d) 2,326,848 stock options that will vest only if and when a “Liquidity Event” (as defined in the award) occurs within five years of the date of grant, (e) 2,240,000 stock options that have vested but have yet to be exercised as of March 31, 2021, and (f) 120,064 stock options that will vest over a four-year service period, only if and when a “Liquidity Event” (as defined in the awards) occurs within five years of the date of grant.

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2021, was $4.63.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Company estimates the fair values of stock options using the Black-Scholes option-pricing model on the date of grant. During the three months ended March 31, 2021, the assumptions used in the Black-Scholes option pricing model were as follows:

March 31, 2021
Weighted average expected term in years	3.40
Weighted average expected stock price volatility	82.5%
Risk-free interest rate	(0.76)% to (0.74)%
Expected dividend yield	0%

As of March 31, 2021, total unrecognized compensation cost related to the unvested stock-based awards was $58.2 million, which will be recognized in future periods if and when attainment of the performance criteria becomes probable.

Atai Life Sciences Hurdle Share Option Plan

In August 21, 2020, the Partnership (as defined below) approved and implemented an employee stock option plan for selected executives, employees and consultants of the Partnership (so-called Hurdle Share Options Program or “HSOP Plan”), which became effective on January 2, 2021, the date the first grants under the HSOP were made (“HSOP Options”). This plan is primarily aimed at German-based executives, employees and consultants of the Company (collectively as “HSOP Participants”). The purpose of the HSOP Plan is to permit these individuals to indirectly participate in the appreciation in value of the Company through a German law private partnership, ATAI Life Sciences HSOP GbR (the “Partnership”). The HSOP Plan was established under the Partnership Agreement of the Partnership. The HSOP Plan requires the exercise price to be equal to the fair value of the shares on the date of grant.

The Partnership has reserved up to 8,000,000 shares (“HSOP Shares”) pursuant to the HSOP Plan. The Partnership is authorized to subscribe for the additional shares under HSOP Plan. Each HSOP Option contains both service and performance-based vesting conditions, including a liquidity-based condition (refer below for additional details on the vesting terms), and gives the holder the option to purchase HSOP Shares. As of March 31, 2021, 718,624 shares were available for future grants under the HSOP Plan.

The HSOP Plan mimics the economics of a typical stock option plan, however, HSOP Options result in HSOP Shares being issued to the Partnership at the grant date. The grantee is required to pay a nominal value (€0.06 per share) for the shares upon grant (“Nominal Upfront Payment”). The nominal amount paid at the grant date is refundable if the HSOP Options do not vest or are forfeited. Otherwise, the nominal amount is refundable until the later of the occurrence of a Liquidity Event (as defined in the “HSOP Plan”) or the exercise date.

The HSOP Shares issued under the HSOP plan to the Partnership are indirectly owned by HSOP Options holders via their interest in the Partnership. However, each HSOP Option holder signed a nonrevocable power of attorney ceding virtually all rights and decisions, including their rights as shareholders to the Managing Partner (as defined in the Partnership agreement) of the Partnership. HSOP Option holders have a forfeitable right to distributions until the HSOP Options vest, at which time the right becomes nonforfeitable. Accordingly, the HSOP Shares issued to the Partnership and allocated to the HSOP Options holders are not considered outstanding for accounting purposes. Therefore, the Company accounted for the Nominal Upfront Payment as an in-substance early exercise provision under ASC 718 as the nominal amount is deducted from the exercise price upon exercise. As of March 31, 2021, the $0.5 million Nominal Upfront Payment was recorded as another liability on the condensed consolidation balance sheets.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The HSOP Options include a provision that requires the HSOP Options holders pay compensation equal to 2% per annum interest on the unpaid exercise price less the €0.06 nominal amount paid upon grant (“Non-recourse Loan”) upon qualifying events (as defined in the Partnership agreement), which occurred on April 23, 2021 currently with the transaction discussed in Note 1.

The 2% per annum interest rate is fixed and not linked to something other than a service, performance, or market condition, therefore, the Company accounted for the fixed rate interest charge as an in-substance non-recourse loan in a stock compensation arrangement under ASC 718. In such cases, the rights and obligations embodied in a transfer of equity shares to an employee for a note that provides no recourse to other assets or the employee (other than the corelating shares) are substantially the same as those embodied in a grant of share options. The 2% per annum interest was considered in the valuation of the HSOP Options.

HSOP Options

The HSOP Options outstanding noted below consist of service and performance-based options to purchase HSOP Shares. These HSOP Options have a fifteen-year contractual term (tied to the term of the Partnership). These HSOP Options vest over a three to four-year service period, only if and when a “Liquidity Event” (as defined in the Partnership agreement) occurs within fifteen years of the date of grant. If a Change in Control (as defined in the Partnership agreement) or in the event the holder’s service with the Partnership is terminated due to his death or disability by June 30, 2021 or December 31, 2021, an additional 25% or 12.5%, respectively, HSOP options will accelerate and vest upon the occurrence of the transaction. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

The following is a summary of stock option activity for from December 31, 2020 to March 31, 2021:

	Number of Options		Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	—		$—	—	$—
Granted	7,281,376	(1)	6.64	—	—
Exercised	—		—	—	—
Cancelled or forfeited	—		—	—	—

Outstanding as of March 31, 2021	7,281,376		$6.64	14.76	$34,335

Options exercisable as of March 31, 2021	—		—	—	—

(1)	Includes 4,543,936 Exchange Shares

The weighted-average grant-date fair value of HSOP Options granted during the three months ended March 31, 2021, was $4.37.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Company estimates the fair values of stock options using the Black-Scholes option-pricing model on the date of grant. During the three months ended March 31, 2021, the assumptions used in the Black-Scholes option pricing model were as follows:

March 31, 2021
Weighted average expected term in years	8.00
Weighted average expected stock price volatility	70.0%
Risk-free interest rate	(0.70)%-(0.65)%
Expected dividend yield	0%

As of March 31, 2021, total unrecognized compensation cost related to the unvested stock-based awards was $30.6 million, which will be recognized in future periods if and when attainment of the performance criteria becomes probable.

Kures 2019 Stock Option and Grant Plan

Effective August 27, 2019, Kures adopted an equity-based compensation plan. The Kures 2019 Stock Option and Grant Plan provides for Kures to grant incentive stock options or nonqualified stock options, restricted stock awards and other stock-based awards to employees, directors, consultants of Kures.

Kures has reserved up to 954,315 shares of common stock for issuance to directors of Kures pursuant to the Kures 2019 Stock Option and Grant Plan. At March 31, 2021, there was 600,000 stock option issued and outstanding and 354,315 shares were available for future grants under the Kures 2019 Stock Option and Grant Plan.

The Kures 2019 Stock Option and Grant Plan is administered by Kures’ board of directors. Shares that are expired, terminated, surrendered or canceled without having been fully exercised will be available for future awards.

Stock Options

The stock options outstanding noted below consist primarily of service-based options to purchase Common Stock, the majority of which vest over a four-year period and have a ten-year contractual term. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company. The following is a summary of stock option from December 31, 2020 to March 31, 2021:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	600,000	$0.10	9.58	$—
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled or forfeited	—	—	—	—

Outstanding as of March 31, 2021	600,000	0.10	9.33	$—

Options exercisable as of March 31, 2021	237,500	$0.10	9.33	$—

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

For the three months ended March 31, 2020 and 2021, the Company recorded stock-based compensation expense of $0.0 and $2,000, respectively. As of March 31, 2021, total unrecognized compensation cost related to the unvested stock-based awards was $0.1 million, which is expected to be recognized over a weighted average period of 2.41 years.

Kures Restricted Common Stock Awards

Immediately following the acquisition of Kures, the Board of Directors of Kures issued 4,937,530 unvested restricted common shares to directors of Kures. The restricted common stock vest over a two to three-year period, subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

The Company measures all non-cash share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards on a straight-line basis over the requisite service period, which is generally the period from the grant date to the end of the vesting period.

The Company reflects restricted stock awards as issued and outstanding shares of common stock when vested and the shares have been delivered to the individual. The following table summarizes Kures’ restricted common stock awards activity from December 31, 2020 to March 31, 2021:

	RSA	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2020	2,743,066	$0.10
Granted	—
Vested	(411,462)	0.10
Forfeited	—

Unvested balance as of March 31, 2021	2,331,604	$0.10

For the three months ended March 31, 2020 and 2021, the Company recorded stock-based compensation expense associated with restricted stock awards of $41,000 and $41,000, respectively. See the detail for stock-based compensation expense in the table below.

The fair value of restricted stock that vested during the three months ended March 31, 2021 was $0.1 million. As of March 31, 2021, total unrecognized compensation cost related to the unvested stock-based awards was $0.2 million, which is expected to be recognized over a weighted average period of 1.41 years.

Recognify Restricted Common Stock Awards

Immediately following the acquisition of Recognify, the Board of Directors of Recognify issued 1,017,917 unvested restricted common shares to directors and consultants of Recognify. The restricted common stock typically vest over a two to four-year period, subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Company reflects restricted stock awards as issued and outstanding shares of common stock when vested and the shares have been delivered to the individual. The following table summarizes Recognify’ restricted common stock awards activity from December 31, 2020 to March 31, 2021:

	RSA	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2020	951,687	$1.71
Granted	—
Vested	(99,342)	1.71
Forfeited	—

Unvested balance as of March 31, 2021	852,345	$1.71

The Company acquired Recognify in November 2020. The Company determined Recognify is a VIE and consolidated its result of operations within the Company’s consolidated financial statements. For the three months ended March 31, 2021, the Company recorded stock-based compensation expense of $0.2 million. See the detail for stock-based compensation expense in the table below.

The total fair value of shares vested during the three months ended March 31, 2021, was $0.2 million. As of March 31, 2021, total unrecognized compensation cost related to the unvested stock-based awards was $1.5 million, which is expected to be recognized over a weighted average period of 2.43 years.

Stock-Based Compensation

Stock-based compensation expense is allocated to either research and development or general and administrative expense on the consolidated statements of operations based on the cost center to which the option holder belongs.

For the three months ended March 31, 2020, the Company recorded total stock-based compensation expense associated with Kures’ restricted stock awards of $41,000 within research and development expense on the condensed consolidated statements of operations.

The following table summarizes the total stock-based compensation expense by function for the three months ended March 31, 2021, which includes expense related to stock options and restricted stock awards (in thousands):

	Three Months Ended March 31, 2021
	Kures	Recognify	Total
Research and development	$43	$107	$150
General and administrative	—	62	$62

Total	$43	$169	$212

13. Income Taxes

The Company records its quarterly income tax expense by utilizing an estimated annual effective tax rate applied to its period to date earnings as adjusted for any discrete items arising during the quarter. The tax effect for discrete items are recorded in the period in which they occur. The Company recorded $0 and $6,000 income tax expense for the three months ended March 31, 2020 and 2021. The Company continues to maintain a full valuation allowance against its deferred tax assets consistent with prior periods.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

14. Net Income (Loss) Per Share Basic and diluted net income (loss) per share attributable to ATAI stockholders were calculated as follows (in thousands, except share and per share data):

	Three Months Ended March 31,
	2020	2021
Numerator:
Net income	$15,880	$4,044
Net income (loss) attributable to redeemable noncontrolling interests and noncontrolling interests	(422)	3,356

Net income attributable to ATAI Life Sciences B.V. shareholders—basic	$16,302	$688
Effect of changes in fair value of convertible promissory notes	(1,127)	—
Effect of conversion of the 2018 Convertible Promissory Notes - Related Parties	(447)	(75)

Net Income attributable to ATAI Life Sciences B.V. shareholders—diluted	$14,728	$613

Denominator:
Weighted average common shares outstanding attributable to ATAI Life Sciences B.V. stockholders—basic	90,709,312	119,258,52
Effect of dilutive stock options to purchase common stock	—	2,115,900
Effective of dilutive conversion of 2020 Convertible Promissory Notes	2,871,856	—

Weighted average common shares outstanding attributable to ATAI Life Sciences B.V. stockholders—diluted	93,581,168	121,374,430

Net income per share attributable to ATAI Life Sciences B.V. shareholders—basic	$0.18	$0.01

Net income per share attributable to ATAI Life Sciences B.V. shareholders—diluted	$0.16	$0.01

The potentially dilutive securities outstanding for three months ended March 31, 2020 and 2021, included the 2018 Convertible Promissory Notes that would be issuable upon the exercise of conversion rights of convertible note holders for 160,000 and 1,000,000 shares of common stock of ATAI Life Sciences AG, respectively. The 2018 Convertible Promissory Notes remained outstanding following completion of the share exchange and ATAI Life Sciences AG became the wholly owned subsidiary of ATAI Life Sciences B.V after the share exchange described in Note 1. The effect of the conversion of the 2018 Convertible Promissory Notes is reflected in the calculation of net income attributable to ATAI Life Sciences B.V. shareholders - diluted.

HSOP Shares issued to the Partnership and allocated to the HSOP Options holders are not considered outstanding for accounting purposes and not included in the calculation of basic weighted average common shares outstanding in the table above because the HSOP Option holders have a forfeitable right to distributions until the HSOP Options vest, at which time the right becomes nonforfeitable.

Outstanding performance-based stock options under 2020 Incentive Plan and HSOP Options are included in the computation of dilutive shares only to the extent that the underlying performance conditions are satisfied prior to the end of the reporting period or would be considered satisfied if the end of the reporting period were

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

the end of the related contingency period and the results would be dilutive under the treasury stock method. The following table includes maximum number of potentially dilutive common shares that could be issued upon satisfaction of performance conditions under the 2020 Incentive Plan and the HSOP as of March 31, 2021. These stock options under the 2020 Incentive Plan and the HSOP with performance conditions were also excluded from the computation of effect of dilutive stock options to purchase common stock in the table above. The following also represents maximum amount of outstanding shares of potentially dilutive securities were excluded from the computation of diluted net income (loss) per share attributable to common shareholders for the periods presented because including them would have been antidilutive:

	Three Months Ended March 31,
	2020	2021
Options to purchase Common Stock	—	16,285,696
HSOP options to purchase common stock	—	7,281,376

Total		23,567,072

The 2020 Convertible Notes converted into 8,773,056 of shares of the Company’s common stock in November 2020 in connection with a qualified financing transaction. Such shares were not included in the first quarter of 2021 as the 2020 Convertible Notes were not outstanding as of March 31, 2021.

15. Commitments and Contingencies

Research and Development Agreements

The Company may also enter into contracts in the normal course of business with clinical research organizations for clinical trials, with contract manufacturing organizations for clinical supplies and with other vendors for preclinical studies, supplies and other services and products for operating purposes.

Indemnification

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to vendors, lessors, business partners, board members, officers and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company, negligence or willful misconduct of the Company, violations of law by the Company, or intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements, and thus, there are no claims that the Company is aware of that could have a material effect on the Company’s consolidated financial statements.

The Company also maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify the Company’s directors. To date, the Company has not incurred any material costs and has not accrued any liabilities in the consolidated financial statements as a result of these provisions.

Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company is unable to predict the outcome of these matters or the ultimate legal and financial

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

liability, and at this time cannot reasonably estimate the possible loss or range of loss and accordingly has not accrued a related liability. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings. The Company currently believes that the outcome of these legal proceedings, either individually or in the aggregate, will not have a material effect on its consolidated financial position, results of operations or cash flows.

16. License Agreements

Otsuka License and Collaboration Agreement

On March 11, 2021, the Company entered into a license and collaboration agreement (the “Otsuka Agreement”) with Otsuka Pharmaceutical Co., LTD (“Otsuka”) under which the Company granted exclusive rights to Otsuka to develop and commercialize products containing arketamine, known as PCN-101, in Japan for the treatment of any depression, including treatment-resistant depression, or major depressive disorder or any of their related symptoms or conditions. Under the terms of the Otsuka Agreement, Otsuka received an exclusive right to develop and commercialize products containing PCN-101 in Japan at its own cost and expense. The Company retained all rights to PCN-101 outside of Japan.

Otsuka owes the Company an upfront, non-refundable payment of $20.0 million as of the execution of the Otsuka Agreement. The Company is also entitled to receive aggregate payments of up to $35.0 million if certain development and regulatory milestones are achieved for the current or a new intravenous formulation of a product and up to $66.0 million in commercial milestones upon the achievement of certain commercial sales thresholds. Otsuka is obligated to pay the Company a tiered, double-digit royalties on net sales of products containing PCN-101 in Japan, subject to reduction in certain circumstances.

The Otsuka Agreement will expire upon the fulfillment of Otsuka’s royalty obligations on a product-by-product basis. Otsuka shall have the right to terminate this agreement in its entirety for convenience at any time (a) on ninety (90) days’ prior written notice to Perception if such notice is given before the first regulatory approval of the first licensed product in the Otsuka territory, or (b) on one hundred and eighty (180) days’ prior written notice to Perception if such notice is given on or after the first regulatory approval of the first licensed product in the Otsuka territory. The Otsuka Agreement may be terminated in its entirety at any time during the term upon written notice by either party if the other party is in material breach of its obligations and has not cured such breach within thirty (30) days in the case of a payment breach, or within ninety (90) days in the case of all other breaches.

The Company first assessed the Otsuka Agreement under ASC 808 to determine whether the Otsuka Agreement or units of accounts within the Otsuka Agreement represent a collaborative arrangement based on the risks and rewards and activities of the parties.

The Company concluded that Otsuka is a customer in the context of the Otsuka Agreement and the units of accounts are within the scope of ASC 606. The Company determined that the combined promise of the exclusive license to PCN-101 and non-exclusive license to conduct clinical trials in Asia are a single performance obligation. The Company determined that the option rights for CMC study data, additional research services and development supply do not represent material rights to Otsuka as these options were issued at standalone selling prices. As such, they are not performance obligations at the outset of the arrangement.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Based on this assessment, the Company concluded three performance obligation exists at the outset of the Otsuka Agreement: (i) the exclusive license to PCN-101 and exclusive license to conduct clinical trials in Japan, (ii) Global Requested Ongoing Clinical Studies and (iii) Global Ongoing Clinical Studies. The Company determined that the upfront payment of $20.0 million constitutes the transaction price as of the outset of the Otsuka Agreement. Future potential milestone payments were fully constrained as the risk of significant revenue reversal related to these amounts has not yet been resolved. The achievement of the future potential milestones is not within the Company’s control and is subject to certain research and development success or regulatory approvals and therefore carry significant uncertainty. The Company will reevaluate the likelihood of achieving future milestones at the end of each reporting period. As all performance obligations have been satisfied if the risk of significant revenue reversal is resolved, any future milestone revenue from the arrangement will be added to the transaction price (and thereby recognized as revenue) in the period the risk is resolved.

For the three months ended March 31, 2021, there have been no milestones achieved under the Otsuka Agreement. During the three months ended March 31, 2021, the Company recognized $19.9 million of revenue associated with the Otsuka Agreement based on performance completed during that period. The Company satisfied the performance obligation related to the license upon delivery of the license and recognized the amount of $19.7 million allocated to the license as license revenue during the three months ended March 31, 2021. Additionally, the Company recognized revenues of $0.2 million related to certain research and development services during the three months ended March 31, 2021. As of March 31, 2021, the Company had current deferred revenue of $0.1 million due certain research and development services under the Otsuka Agreement which will be recognized over time as the respective study results are delivered.

17. Related Party Transactions

ATAI Formation

In connection with the formation of ATAI in 2018, the Company entered into a series of transactions with its shareholders, Apeiron, Galaxy Group Investments LLC. (“Galaxy”) and HCS Beteiligungsgesellschaft mbH (“HCS”) whereby these shareholders contributed their investments in COMPASS, Innoplexus and Juvenescence to the Company in exchange for ATAI’s common stock of equivalent value. Apeiron is the family office of the Company’s founder who owns 21.7% and 21.0% of the outstanding common stock in the Company as of December 31, 2020 and March 31, 2021, respectively. Galaxy is a NYC-based multi-strategy investment firm that owns 8% and 7% of the outstanding common stock in the Company as of December 31, 2020 and March 31, 2021, respectively. HCS is a German venture capital firm that owns 6% and 4% of the outstanding common stock in the Company as of December 31, 2020 and March 31, 2021, respectively.

Convertible Note Agreements with Perception

In March 2020, Perception entered into the Perception Note Purchase Agreement with the Company and other investors, including related parties, which provided for the issuance of convertible notes of up to $3.9 million, among which Perception issued convertible notes in the aggregate principal amount of $3.3 million to the Company and $0.3 million to Sonia Weiss Pick and Family, and $0.3 million to other investors. In addition, in December 2020, Perception entered into the Perception December 2020 Convertible Note Agreement with the Company and other investors, including related parties, which provided for the issuance of convertible notes of up to $12.0 million in two tranches. Under the First Tranche Funding of $7.0 million, Perception issued an aggregate principal amount of $5.8 million to the Company and $0.4 million to other investors as of December 31, 2020 and $0.2 million to Apeiron, $0.5 million to Sonia Weiss Pick and Family, and $0.1 million to other investors in January 2021. This transaction is further described in Note 11.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Common Stock

In January 2021, pursuant to an additional closing from the common stock issuance in November and December 2020, the Company issued and sold 2,133,328 shares of common stock to Apeiron at the same issuance price, for cash proceeds of $12.2 million. In March 2021, in connection with the Company’s issuance of 13,419,360 shares of common stock, at a price of €9.69 or $11.71 per share, the Company issued common shares to Apeiron for a total purchase price of $14.5 million, and issued common shares to Presight II, L.P. for a total purchase price of $13.9 million (See Note 11). Apeiron is the co-managing member of the general partner of Presight II, L.P.

Consulting Agreement with Mr. Angermayer

In January 2021, the Company entered into a consulting agreement, (the “Consulting Agreement”), with Mr. Angermayer, one of the Company’s co-founders and supervisory director. Apeiron is the family office and merchant banking business of Mr. Angermayer. Pursuant to the Consulting Agreement, Mr. Angermayer agreed to render services to the Company on business and financing strategies in exchange for 624,000 shares under the 2020 Incentive Plan upon achievement of certain performance targets. The Consulting Agreement expires on March 31, 2024.

Related Party Receivable

In February 2021, the Company advanced $0.8 million to a member of the management team to cover the personal payroll and income taxes on their taxable income from the exercise of stock options. As of March 31, 2021, the total receivable of $0.8 million was included in Related party receivable in the condensed consolidated balance sheets. This receivable is short-term and is expected to be repaid within a reasonable period of time.

18. Defined Contribution Plan

The Company has a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan allows eligible employees to defer a portion of their annual compensation The Company made an immaterial amount of 401(k) contributions for the three months ended March 31, 2020 and 2021, respectively.

19. Subsequent Events

For its condensed consolidated financial statements as of March 31, 2021 and for the three months then ended, the Company evaluated subsequent events through May 26, 2021, the date on which these financial statements are issued, and through June 8, 2021 with respect to the stock split and change in par value described in Note 1.

Acquisition of GABA

In April 2021, pursuant to the GABA PSPA, the Company purchased additional shares of Series A preferred stock of GABA for an aggregate cost of $5.0 million based on the achievement of certain development milestones. In May 2021, the Company exercised its option to purchase additional shares of Series A preferred stock prior to the achievement of certain development milestone for an aggregate cost of $5.0 million. The purchase of additional shares of Series A preferred stock resulted in the Company holding an 53.8% equity interest in the outstanding common stock and Series A preferred stock of GABA. Due to the timing of this acquisition, the initial accounting for the acquisition is incomplete. As such, the Company is not able to disclose certain information including the preliminary fair value of assets acquired and liabilities assumed.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

In May 2021, the Company, GABA and GABA Therapeutics LLC entered into an Amendment Agreement under which the GABA PSPA was amended. Pursuant to the Amendment Agreement, GABA issued additional shares of its Series A preferred stock to the Company at a price of approximately $0.6 million. The Company is obligated to purchase additional shares of Series A preferred stock for up to $1.4 million with the same price per share as its initial investment and additional shares of common stock for up to $1.0 million, upon the achievement of specified contingent clinical development milestones.

Termination of the Voting Agreement with a Compass Shareholder

On December 3, 2020, the Company entered into loan and voting agreements with a COMPASS shareholder (collectively, as the “Compass Shareholder Agreement”) for £0.7 million or approximately $0.9 million. In April 2021, the Compass Shareholder Agreement was terminated.

Termination of the Voting Agreement with Hyperion Capital Ltd

On December 29, 2020, the Company entered into a voting agreement (“Voting Agreement”) with Hyperion Capital Ltd. (“Hyperion”), a registered shareholder of COMPASS and an affiliate of Apeiron. In April 2021, the Voting Agreement was terminated.

Loan to IntelGenx

In May 2021, pursuant to the Term Loan agreement, the Company paid IntelGenex an additional $0.5 million as an additional term loan. The loan bears an annualized interest rate of 8% and such interest is accrued daily. In May 2021, the maturity date of the Term Loan was amended to the business day after the closing of the first subscription for additional shares and warrants that IntelGenx Tech Corp. subscribes when the amount of the additional subscription proceeds is at least $3.0 million in the aggregate and such proceeds are paid in cash.

Purchase of IntelGenx Shares

In May 2021, IntelGenx and the Company entered into the Share Purchase Agreement (the “IntelGenx SPA”), whereby IntelGenx issued shares of its common stock to the Company at a price of approximately $12.3 million. Pursuant to the IntelGenx SPA, the Company has the right to purchase additional shares of common stock at a price determined in the IntelGenx SPA upon the achievement of specified contingent clinical development milestones.

Purchase of Compass Common Stock

In May 2021, the Company purchased additional shares of Compass’ common stock for an aggregate cost of $5.0 million.

Purchase of Recognify Shares

In May 2021, pursuant to the Recognify PSPA, the Company exercised its option to purchase additional shares of Series A preferred stock prior to the achievement of certain development milestone for an aggregate cost of $0.5 million.

ATAI LIFE SCIENCES B.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Acquisition of Neuronasal

In May 2021, pursuant to the Neuronasal PSPA and the Neuronasal Secondary Sale Agreement, the Company, at its sole option, purchased additional shares of Series A preferred stock of Neuronasal for an aggregate cost of $1.0 million. The purchase of additional shares of Series A preferred stock resulted in the Company holding an 56.5% equity interest in the outstanding common stock and Series A preferred stock of Neuronasal. Due to the timing of this acquisition, the initial accounting for the acquisition is incomplete. As such, the Company is not able to disclose certain information including the preliminary fair value of assets acquired and liabilities assumed.

Accelerate License Agreement

On April 27, 2021, Psyber entered into a license arrangement with Accelerate Technologies Pte. Ltd. (“Accelerate”), whereby Accelerate grants Psyber non-exclusive rights to license and use the technology to commercialize of Psyber’s BCI-enabled companion digital therapeutics in United States of America, Singapore, Member Countries of the European Union, Canada, Australia and New Zealand as a potential treatment for mental health and behavior change, such as substance use disorders including opioid use disorder, mood and anxiety disorders including post-traumatic stress disorder, and treatment-resistant depression. Psyber will pay Accelerate an upfront payment of $0.1 million, up to $0.3 million upon the achievement of certain clinical and sale milestones, and low to mid single digit royalty payments based on net sales.

Convertible Note Agreements with Perception

In May 2021, pursuant to the December 2020 Perception Convertible Note Agreement, Perception issued an aggregate principal amount of $5.0 million for the second tranche funding, of which $4.2 million was issued to the Company and $0.8 million was issued to other investors, including related parties. The notes bear interest at an annual rate of 5% and are due and payable on February 28, 2022, unless earlier converted. Perception may not pre-pay in whole or in part without the consent of the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of COMPASS Pathways Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of COMPASS Pathways Plc and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, of convertible preferred shares and shareholders’ equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Reading, United Kingdom

March 9, 2021

We have served as the Company’s auditor since 2018.

COMPASS PATHWAYS PLC

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	December 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash	$190,327	$24,966
Restricted cash	29	18
Prepaid expenses and other current assets	12,048	7,187

Total current assets	202,404	32,171
Investment	529	—
Property and equipment, net	245	218
Deferred tax assets	221	—
Other assets	57	—

Total assets	$203,456	$32,389

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$2,739	$1,262
Accounts payable—due to a related party	8	63
Accrued expenses and other liabilities	4,148	1,457
Convertible notes payable	—	12,397
Convertible notes payable—due to a related party	—	8,692

Total current liabilities	6,895	23,871

Total liabilities	6,895	23,871

Commitments and contingencies (Note 14)
Convertible preferred shares, £0.008 par value; no shares authorized, issued and outstanding at December 31, 2020; 9,782,505 shares authorized, issued and outstanding at December 31, 2019; aggregate liquidation preference of $39,279 at December 31, 2019	—	38,908
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, £0.008 par value; 35,930,331 and 10,752,429 shares authorized, issued and outstanding at December 31, 2020 and 2019, respectively	367	111
Deferred shares, £21,921.504 par value; one share authorized, issued and outstanding at December 31, 2020; no shares authorized, issued and outstanding at December 31, 2019	28	—
Additional paid-in capital	279,480	7,162
Accumulated other comprehensive income (loss)	14,585	(98)
Accumulated deficit	(97,899)	(37,565)

Total shareholders’ equity (deficit)	196,561	(30,390)

Total liabilities, convertible preferred shares and shareholders’ deficit	$203,456	$32,389

The accompanying notes are an integral part of these consolidated financial statements.

COMPASS PATHWAYS PLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2020	2019
OPERATING EXPENSES:
Research and development	$23,366	$12,563
General and administrative	27,862	8,390
General and administrative—fees due to a related party	165	226

Total operating expenses	51,393	21,179

LOSS FROM OPERATIONS:	(51,393)	(21,179)
OTHER INCOME (EXPENSE), NET:
Other income, net	319	73
Foreign exchange losses	(11,702)	(81)
Fair value change of convertible notes	(1,041)	(670)
Fair value change of convertible notes—due to a related party	(730)	(469)
Benefit from R&D tax credit	4,245	2,729

Total other income (expense), net	(8,909)	1,582

Loss before income taxes	(60,302)	(19,597)
Income tax expense	(32)	(15)

Net loss	(60,334)	(19,612)
Other comprehensive income:
Foreign exchange translation adjustment	14,683	337

Comprehensive loss	$(45,651)	$(19,275)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(3.55)	$(2.62)

Weighted average ordinary shares outstanding—basic and diluted	16,991,664	7,476,422

The accompanying notes are an integral part of these consolidated financial statements.

COMPASS PATHWAYS PLC

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share and per share amounts)

	CONVERTIBLE PREFERRED SHARES		A CONVERTIBLE PREFERRED SHARES		B CONVERTIBLE PREFERRED SHARES		ORDINARY £0.008 PAR VALUE		DEFERRED £0.0008 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	AMOUNT	AMOUNT	AMOUNT	AMOUNT
Balance at December 31, 2018	2,650,980	$3,761	7,131,525	$35,147	—	$—	10,551,166	$111	—	$—	$3,909	$(435)	$(17,953)	$(14,368)
Issuance of ordinary shares, net of issuance costs	—	$—	—	$—	—	$—	201,263	—	—	—	—	—	—	$—
Share-based compensation expense	—	$—	—	$—	—	$—	—	—	—	—	3,253	—	—	$3,253
Unrealized gain (loss) on foreign currency translation	—	$—	—	$—	—	$—	—	—	—	—	—	337	—	$337
Net loss	—	$—	—	$—	—	$—	—	—	—	—	—	—	(19,612)	$(19,612)

Balance at December 31, 2019	2,650,980	$3,761	7,131,525	$35,147	—	$—	10,752,429	$111	—	$—	$7,162	$(98)	$(37,565)	$(30,390)

Issuance of B convertible preferred shares, net of issuance costs	—	$—	—	$—	4,913,404	$61,316	—	—	—	—	—	—	—	$—
Conversion of notes into B convertible preferred shares	—	$—	—	$—	1,723,263	$21,614	—	—	—	—	—	—	—	$—
Exercise of share options	—	$—	—	$—	—	$—	197,702	2	—	—	(2)	—	—	$—
Exercise of share options but shares not issued	—	$—	—	$—	—	$—	—	—	—	—	16	—	—	$16
Forfeiture of ordinary shares	—	$—	—	$—	—	$—	(63,972)	(1)	—	—	1	—	—	$—
Effect of corporate reorganization including conversion of preferred shares to ordinary shares	(2,650,980)	$(3,761)	(7,131,525)	$(35,147)	(6,636,667)	$(82,930)	16,419,172	167	1	28	121,643	—	—	$121,838
Issuance of ordinary shares, net of issuance costs	—	$—	—	$—	—	$—	8,625,000	88	—	—	132,677	—	—	$132,765
Share-based compensation expense	—	$—	—	$—	—	$—	—	—	—	—	17,983	—	—	$17,983
Unrealized gain on foreign currency translation	—	$—	—	$—	—	$—	—	—	—	—	—	14,683	—	$14,683
Net loss	—	$—	—	$—	—	$—	—	—	—	—	—	—	(60,334)	$(60,334)

Balance at December 31, 2020	—	$—	—	$—	—	$—	35,930,331	$367	1	$28	$279,480	$14,585	$(97,899)	$196,561

The accompanying notes are an integral part of these consolidated financial statements.

COMPASS PATHWAYS PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2020	2019
CASH FLOWS OPERATING ACTIVITIES:
Net loss	$(60,334)	$(19,612)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	112	63
Change in fair value of convertible notes	1,771	1,139
Non-cash share-based compensation	17,983	3,253
Deferred tax assets	(221)	—
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(4,490)	(3,430)
Other assets	(57)	—
Accounts payable	1,303	580
Accrued expenses and other liabilities	2,553	194

Net cash used in operating activities	(41,380)	(17,813)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(131)	(165)
Purchase of investments	(497)	—

Net cash used in investing activities	(628)	(165)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of issuance of convertible preferred shares, net of issuance costs	61,316	—
Issuance of ADRs in initial public offering, net of issuance costs	132,823	—
Proceeds from exercise of share options	16	—
Proceeds from issuance of convertible notes	—	18,434
Payments of initial public offering costs	—	(55)

Net cash provided by financing activities	194,155	18,379

Effect of exchange rate changes on cash, cash equivalents and restricted cash	13,225	1,676
Net increase in cash	165,372	2,077
Cash, cash equivalents and restricted cash, beginning of year	24,984	22,907

Cash, cash equivalents and restricted cash, end of year	$190,356	$24,984

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Deferred offering costs included in accrued expenses	$—	$58
Conversion of convertible notes into convertible preferred shares	$21,614	$—

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:

	Year Ended December 31,
	2020	2019
Cash and cash equivalents	$190,327	$24,966
Short-term restricted cash	$29	$18

Total cash, cash equivalents and restricted cash	$190,356	$24,984

The accompanying notes are an integral part of these consolidated financial statements.

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

COMPASS Pathways plc, or the Company, is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. The Company is developing psilocybin therapy through late-stage clinical trials in Europe and North America for patients with treatment-resistant depression.

The Company is a public limited company incorporated in England and Wales and was originally incorporated under the name COMPASS Rx Limited before being renamed COMPASS Pathways plc as part of our corporate reorganization as more particularly described below. Prior to and in contemplation of the consummation of the Company’s initial public offering, or IPO, of American Depositary Shares, or ADSs, the Company undertook a corporate reorganization. The corporate reorganization took place in several steps, all of which have been completed. The Company refers to the following steps, which are discussed in more detail below, as the “corporate reorganization”.

•	Prior to the corporate reorganization, the holding company of the COMPASS group was COMPASS Pathfinder Holdings Limited.

•

Pursuant to the terms of a share for share exchange completed on August 7, 2020, all of the shareholders of COMPASS Pathfinder Holdings Limited, which, until the corporate reorganization was the holding company of the Compass group, exchanged each of the shares held by them for 1,161 of the same class, with the same shareholder rights, of newly issued shares of COMPASS Rx Limited and, as a result, COMPASS Pathfinder Holdings Limited became a wholly owned subsidiary of COMPASS Rx Limited. This share exchange had the effect of a 1:1,161 share split. No shareholder rights or preferences changed as a result of the share for share exchange. COMPASS Pathfinder Holdings Limited is a private limited liability company incorporated under the laws of England and Wales and its primary offices are in London, United Kingdom. COMPASS Pathfinder Holdings Limited has one wholly owned subsidiary, COMPASS Pathfinder Limited, whose primary office is in London, United Kingdom. COMPASS Pathfinder Limited has one wholly owned subsidiary, COMPASS Pathways Inc. whose primary office is located in New York, United States of America.

•

Pursuant to Part 17 of the Companies Act 2006, on August 19, 2020, COMPASS Rx Limited reduced its share capital by way of a reduction of the nominal value of each share in the capital of COMPASS Rx Limited from £1.00 to £0.001 in order to satisfy the net asset test requirement in section 92 of the Companies Act 2006 for the re-registration of COMPASS Rx Limited as a public limited company and to create distributable reserves in order to support future distributions activity by the Company (although we note that none are currently planned).

•	COMPASS Rx Limited was re-registered as a public limited company and renamed COMPASS Pathways plc, effective on August 21, 2020. COMPASS Pathways plc is a holding company with nominal activity.

•

On September 22, 2020, immediately prior to the completion of the Company’s IPO, the different classes of issued share capital of COMPASS Pathways plc were reorganized on a one-for-0.1136 basis into a single class of 27,305,331 ordinary shares by way of a reverse share split, which has been retroactively restated in our consolidated financial statements. As part of this reverse share split, the nominal value of COMPASS Pathways plc’s ordinary shares changed from £0.001 per share to £0.008 per share and a single, non-voting deferred share with a nominal value of £21,921.504 in the capital of the Company was created and transferred to the Company.

•

On September 22, 2020, the Company completed the IPO. In the IPO, the Company sold an aggregate of 8,625,000 ADSs representing the same number of ordinary shares, including 1,125,000 ADSs pursuant to the underwriters’ over-allotment right option to purchase additional ADSs, at a public offering price of $17.00 per ADS. Net proceeds were approximately $132.8 million, after deducting underwriting discounts and commissions and other offering expenses.

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMPASS Pathways plc is a continuation of COMPASS Pathfinder Holdings Limited and its subsidiaries, and the corporate reorganization has been accounted for as a combination of entities under common control. The corporate reorganization associated with the IPO has been given retrospective effect in these financial statements and such financial statements represent the financial statements of COMPASS Pathways plc. In connection with the corporate reorganization, outstanding restricted share awards and option grants of COMPASS Pathfinder Holdings Limited were exchanged for share awards and option grants of COMPASS Pathways plc with identical restrictions.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Therapeutic candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s therapeutic development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from sales.

The Company has funded its operations primarily with proceeds from the sale of its convertible preferred shares, the issuance of convertible notes, and more recently through the sale of ordinary shares in connection with the IPO. The Company has incurred recurring losses since its inception, including net losses of $60.3 million and $19.6 million for the years ended December 31, 2020 and 2019, respectively. In addition, as of December 31, 2020, the Company had an accumulated deficit of $97.9 million. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurance that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

The Company believes the cash and cash equivalents on hand as of December 31, 2020 of $190.3 million will be sufficient to fund its operating expenses and capital expenditure requirements through to 2023.

The Company continues to assess its business plans and the impact which the COVID-19 pandemic may have on its ability to advance the development and manufacturing of COMP360 as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom it relies, or to raise further financing to support the development of its investigational COMP360 psilocybin therapy. No assurances can be given that this analysis will enable the Company to avoid part or all of any future impact from the COVID-19 pandemic, including downturns in business sentiment generally or in its sector in particular. The Company cannot currently predict the scope and severity of any future potential business shutdowns or disruptions, but if the Company or any of the third parties on whom it relies or with whom the Company conducts business were to experience shutdowns or other business disruptions, its ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP.

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses, the fair value of ordinary shares, share-based compensation, measurement of the fair value of the Company’s convertible notes and the research and development tax credit. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. The Company does not currently have any cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2020 and 2019 represents a collateral deposit for employee credit cards.

Investment

The investment does not have readily determinable fair value and it is carried at cost, less impairment, adjusted for subsequent changes to estimated fair value up to the original cost, in circumstances where the Company does not have the ability to exercise significant influence or control over the operating and financial policies of the investee.

Fair Value of Financial Instruments

Certain liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s convertible notes issued prior to IPO were classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs. The convertible notes were valued using a scenario-based discounted cash flow analysis. Two primary scenarios were considered and probability weighted to arrive at the valuation conclusion for each convertible note. The first scenario considers the value impact of conversion at the stated discount to the issue price if the Company raises over £25.0 million in an equity financing before the first anniversary of the issuance date, the Qualified Financing, otherwise Non-Qualified Financing, while the second scenario assumes the convertible notes are held to maturity. As of the issuance date of the convertible notes, an implied yield was calculated such that the probability weighted value of the convertible note was equal to the principal investment amount. The implied yield of previously issued convertible notes is carried forward and used as the primary discount rate for subsequent valuation dates. The Company estimates the fair value of the convertible notes based on a future value on projected conversion dates which have been i) discounted back to the valuation date at an appropriate discount rate and ii) probability weighted to arrive at an indication of value for the convertible notes.

Fair Value Option

As permitted under Accounting Standards Codification 825, Financial Instruments, or ASC 825, the Company has elected the fair value option to account for its convertible notes. In accordance with ASC 825, the Company records these convertible notes at fair value with changes in fair value recorded as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. The Company concluded that it was appropriate to apply the fair value option to the convertible notes because there are no non-contingent beneficial conversion options related to the convertible notes.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life
Lab equipment	5 years
Office equipment	3-5 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of useful life or remaining lease term

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statement of operations and comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses or had triggering events related to its underlying assets for the years ended December 31, 2020 and 2019.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, views the Company’s operations and manages its business as a single operating segment; however, the Company operates in two geographic regions: the UK and the United States. The Company’s fixed assets are primarily located in the UK. The Company’s singular concentration is focused on accelerating patient access to evidence-based innovation in mental health.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, travel, and external costs of outside vendors engaged to conduct clinical development activities, clinical trials and the cost to manufacture clinical trial materials.

Research Contract Costs and Accruals

The Company has entered into various research and development-related contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs and receives updated estimates of costs and amounts owed on a monthly basis from its third-party service providers. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted cost estimates from third-party service providers. Estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Share-Based Compensation

The Company accounts for all share-based payment awards granted to employees and non-employees as share-based compensation expense at fair value. The Company grants equity awards under its share-based compensation programs, which may include share options and restricted ordinary shares. The measurement date for employee and non-employee awards is the date of grant, and share-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. Share-based compensation expense is classified in the accompanying consolidated statement of operations and comprehensive loss based on the function to which the related services are provided. The Company recognizes share-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur.

There have been no performance conditions attached to the share options granted by the Company to date. The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

model. See Note 11 for the Company’s assumptions used in connection with option grants made during the periods covered by these consolidated financial statements. Assumptions used in the option pricing model include the following:

Expected volatility. The Company lacks company-specific historical and implied volatility information for its ordinary shares. Therefore, it estimates its expected share volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

Expected term. The expected term of the Company’s share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.

Risk-free interest rate. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.

Expected dividend. Expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

Fair value of ordinary shares. Given the absence of an active market for the Company’s ordinary shares prior to the IPO, the Company and the Board, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s ordinary shares at the time of each grant of a stock-based award. The grant date fair value of restricted ordinary shares and share options were calculated based on the grant date fair value of the underlying ordinary shares. The Company calculated the fair value of the ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the “Practice Aid”. The Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using an option-pricing method, or OPM. After IPO, the fair value of ordinary shares is determined by reference to the closing price of ADSs on the Nasdaq Global Select Market on the date of grant.

The OPM method derives an equity value such that the value indicated for ordinary shares is consistent with the investment price, and it provides an allocation of this equity value to each of the Company’s securities. The OPM treats the various classes of ordinary shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceeded the value of the share liquidation preferences of ordinary shares with senior preferences at the time of the liquidity event. Key inputs into the OPM calculation included the risk-free rate, expected time to liquidity and volatility. A reasonable discount for lack of marketability was applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.

Foreign Currency Translation

The Company maintains its consolidated financial statements in its functional currency, which is Pound Sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

are included in other income (expense), net in the consolidated statement of operations and comprehensive loss. The Company recorded foreign exchange losses of approximately $11.7 million and $0.1million for the years ended December 31, 2020 and 2019, respectively.

For financial reporting purposes, the consolidated financial statements of the Company have been presented in the U.S. dollar, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, expenses and other income (expense), net are translated at the average exchange rates and shareholders’ deficit is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive (loss) income, a component of shareholders’ equity (deficit).

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in its tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities substantively enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties. As of December 31, 2020 and 2019, the Company has not identified any uncertain tax positions.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations and comprehensive loss. As of December 31, 2020 and 2019 no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Benefit from Research and Development Tax Credit

As a company that carries out extensive research and development activities, the Company benefits from the UK research and development tax credit regime under the scheme for small or medium-sized enterprises, or SME. Under the SME regime, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The Company meets the conditions of the SME regime. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced contract research organization

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

The Company is subject to corporate taxation in the UK. Due to the nature of the business, the Company has generated losses since inception. The benefit from research and development, or R&D, tax credits is recognized in the consolidated statements of operations and comprehensive loss as a component of other income, net, and represents the sum of the research and development tax credits recoverable in the UK.

The UK research and development tax credit is fully refundable to the Company and is not dependent on current or future taxable income. As a result, the Company has recorded the entire benefit from the UK research and development tax credit as a benefit which is included in net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK research and development tax credits generated are needed to offset a corporate income tax liability in the UK, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income (expense), net.

The Company may not be able to continue to claim research and development tax credits under the SME regime in the future because it may no longer qualify as a small or medium-sized company. Further, changes to the EU State Aid cap to limit the total aid claimable in respect of a given project to €7.5 million may impact the Company’s ability to claim R&D tax credits in future.

Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in shareholders’ deficit that result from transactions and economic events other than those with shareholders. For the years ended December 31, 2020 and 2019, the component of accumulated other comprehensive loss is foreign currency translation adjustment.

Net Loss per Share

The Company has reported losses since inception and has computed basic net loss per share attributable to ordinary shareholders by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per ordinary share after giving consideration to all potentially dilutive ordinary shares, including unvested ordinary shares, share options, convertible preferred and Series A convertible preferred shares, outstanding during the period determined using the treasury-stock and if-converted methods, except where the effect of including such securities would be antidilutive. Because the Company has reported net losses since inception, these potential ordinary shares have been anti-dilutive and basic and diluted loss per share were the same for all periods presented.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, or ASU 2018-13, which amends changes in unrealized gains and losses, the range and weighted

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty which should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. ASU 2018-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those periods. Early application is permitted. The Company adopted this ASU as of January 1, 2020 and it has no material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The new standard will align the requirements for capitalizing implementation costs for hosting arrangements (services) with costs for internal-use software (assets). As a result, certain implementation costs incurred in hosting arrangements will be deferred and amortized. The new standard will be effective for the Company on January 1, 2020. The Company adopted this ASU as of January 1, 2020 and an immaterial amount of implementation costs were capitalized within other assets as of December 31, 2020.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the Financial Accounting Standards Board, or the FASB, issued Accounting Standard Update, or ASU, No. 2016-02, (Topic 842) Leases, or ASU 2016-02. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU 2016-02 is effective for the Company for the year ended December 31, 2021, and all interim periods thereafter. Early adoption is permitted. In July 2018, the FASB issued ASU 2018-11 Leases – Targeted Improvements, or ASU 2018-11, intended to ease the implementation of the new lease standard for financial statement preparers by, among other things, allowing for an additional transition method. In lieu of presenting transition requirements to comparative periods, as previously required, an entity may now elect to show a cumulative effect adjustment on the date of adoption without the requirement to recast prior period financial statements or disclosures presented in accordance with ASU 2016-02.

The Company is continuing to evaluate developments within the new lease guidance and is finalizing its evaluation of its existing population of contracts to ensure all contracts that meet the definition of a lease contract under the new standard are identified. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements and footnote disclosures. The Company is currently evaluating the impact of adopting this guidance on the Company’s consolidated financial statements and expects that its operating lease commitments will be subject to the new standard and recognized as right-of-use assets and operating lease liabilities upon adoption of this standard, which will increase the total assets and total liabilities that it reports relative to such amounts presented prior to adoption.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes—Simplifying the Accounting for Income Taxes (Topic 740),” or ASU 2019-12, which simplifies the accounting for income taxes. The new guidance removes certain exceptions to the general principles in ASC 740 such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation and calculating income taxes in interim periods. The standard also simplifies accounting for income taxes under U.S. GAAP by clarifying and amending existing guidance, including the recognition of deferred taxes for goodwill, the allocation of taxes to members of a consolidated group and requiring that an entity reflect the effect of enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

enactment date. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods thereafter; however, early adoption is permitted.

3. Fair Value Measurements

There are no financial instruments measured at fair value on a recurring basis as of December 31, 2020. The following table presents information about the Company’s financial instruments measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2019:

	Fair Value Measurement as of December 31, 2019 Using:
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)
Liabilities	$—	$—	$21,089

Convertible Notes	$—	$—	$21,089

Management believes that the carrying amounts of the Company’s consolidated financial instruments, including accounts payable and accrued expenses approximate fair value due to the short-term nature of those instruments.

The Company elected the fair value option to account for its convertible notes issued during 2019 (See Note 8). The fair value of the convertible notes was determined based on significant inputs not observable in the market, which represents a level 3 measurement within the fair value hierarchy.

The Company recorded a loss of $1.8 million and $1.1 million for changes in the fair value of the convertible notes in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2020 and 2019, respectively.

The following table provides a roll forward of the aggregate fair value of the Company’s convertible notes, for which fair value was determined using level 3 inputs (in thousands):

Convertible notes
Balance as of December 31, 2018	$—
Issuance of convertible notes	$18,434
Change in fair value	$1,139
Exchange difference	$1,516

Balance as of December 31, 2019	$21,089
Change in fair value	$1,771
Settlement of convertible notes	$(21,614)
Exchange difference	$(1,246)

Balance as of December 31, 2020	$—

4. Investment

On March 6, 2020, the Company made a strategic investment of $0.5 million to acquire an 8% (on a fully diluted basis) shareholding in Delix Therapeutics, Inc., a drug discovery and development company researching

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

novel small molecules for use in CNS indications. The Company’s investment in Delix Therapeutics, Inc. does not provide it with significant influence over the investee. The investment does not have a readily determinable fair value and therefore will be measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This investment will be measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of operations and comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment. As of December 31, 2020, no impairment loss was recognized.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2020	2019
UK R&D tax credit	$4,610	$4,791
Prepaid insurance premium	3,154	212
Prepaid research and development	2,317	903
VAT recoverable	1,171	426
Deferred IPO costs	—	115
Other current assets	796	740

	$12,048	$7,187

6. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2020	2019
Lab equipment	$130	$114
Office equipment	260	133
Furniture and fixtures	37	38
Leasehold improvements	6	—

	433	285
Less: accumulated depreciation	(188)	(67)

	$245	$218

Depreciation and amortization expense were $0.1 million for the years ended December 31, 2020 and 2019.

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,
	2020	2019
Accrued research and development expense	$720	$491
Accrued professional expenses	701	232
Accrued compensation and benefit costs	1,687	682
Payroll tax payable	384	—
Income taxes payable	243	15
Other liabilities	413	37

	$4,148	$1,457

8. Convertible Notes

On August 28, 2019, the Company entered into convertible note agreements for a total additional principal amount of $18.4 million (£15.0 million). The convertible notes issued in 2019 are collectively referred to as the “2019 Convertible Notes”. The 2019 Convertible Notes bore interest at 3% per annum and were payable concurrently with repayment of the principal amount. No repayment of principal or interest was due until maturity, which occurred 12 months after issuance of the 2019 Convertible Notes. Under the agreement, the 2019 Convertible Notes automatically converted upon a Qualified Financing and Non-Qualified Financing securities upon (i) the completion of a Qualified Financing; or (ii) noteholder majority had approved a Non-Qualified Financing constituting a conversion event, at 15% discount of the per share price of the securities sold in either a Qualified Financing or Non-Qualified Financing.

On April 17, 2020, upon the Series B convertible preferred share financing, which constituted a Qualified Financing, the outstanding principal of the convertible notes of $18.4 million (£15.0 million) automatically converted into 1,723,263 Series B convertible preferred shares, and there was no outstanding balance as of December 31, 2020.

The Company elected the fair value option to account for the 2019 Convertible Notes. The Company recorded the 2019 Convertible Notes at fair value and subsequently remeasured them to fair value at each reporting date. Changes in fair value were recognized as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company recognized losses in the consolidated statements of operations and comprehensive loss of $1.8 million and $1.1 million as change in fair value of the convertible notes during the years ended December 31, 2020 and 2019.

As of December 31, 2019, the outstanding 2019 Convertible Notes are shown on the accompanying consolidated balance sheets at the fair value of $21.1 million.

9. Convertible Preferred Shares

Prior to the IPO, the Company had issued convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares.

In August 2017, the Company entered into a subscription and shareholders agreement, or the 2017 Agreements, pursuant to which the Company issued an aggregate of 2,650,980 convertible preferred shares for total proceeds of approximately $3.9 million and incurred issuance costs of $0.1 million, recorded as a reduction to convertible preferred shares.

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 2017 Agreements were amended and restated in September 2018, as so amended, the Amended 2018 Agreements. Pursuant to the Amended 2018 Agreements, the Company issued 7,131,525 Series A convertible preferred shares for an aggregate purchase price of $35.4 million and incurred issuance costs of $0.3 million, recorded as a reduction to convertible preferred shares.

On April 17, 2020, the Company closed a Series B funding round to secure an additional $80.0 million of funding, including the conversion of the 2019 Convertible Notes (see Note 8), through the issuance of Series B convertible preferred shares. The Company received $61.6 million in cash proceeds upon the issuance of 4,913,404 Series B convertible preferred shares and incurred issuance costs of $0.3 million, recorded as a reduction to the convertible preferred shares. The 2019 Convertible Notes were converted into 1,723,263 Series B convertible preferred shares. The issuance price of the Series B convertible preferred shares was $1.42 per share.

Convertible preferred shares and Series A convertible preferred shares consisted of the following as of December 31, 2019 (in thousands, except for share amounts):

	Shares		Liquidation Preference	Carrying Value
	Authorized	Outstanding
Convertible preferred shares	2,650,980	2,650,980	$3,865	$3,761
Series A convertible preferred shares	7,131,525	7,131,525	35,414	35,147

	9,782,505	9,782,505	$39,279	$38,908

Upon closing of the IPO, the convertible preferred shares and Series A convertible preferred shares as of December 31, 2019, together with the Series B convertible preferred shares issued during the year ended December 31, 2020, were converted to 16,419,172 ordinary shares. The holders of the Company’s convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares had certain voting, dividend, and redemption rights, as well as liquidation preferences and conversion privileges. All rights, preferences, and privileges associated with the convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares were terminated at the time of the Company’s IPO in conjunction with the conversion of all outstanding shares of convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares into ordinary shares.

10. Ordinary Shares

In August 2017, the Company issued 10,551,166 ordinary shares for services rendered to the Company at a nominal value of £0.008 per share. In connection with the issuance of convertible preferred shares in August 2017, vesting conditions were placed on the 10,551,166 shares. These shares vested as follows: 25% of the shares held by certain of the founders vested on August 17, 2017; 25% of the shares vested on August 17, 2018; and 50% of shares vested in twenty-four equal monthly installments from August 17, 2018 through August 17, 2020. The fair value of the ordinary shares issued to certain of the founders in excess of the consideration initially paid was recognized as share-based compensation over the vesting period.

In October 2019, the Company issued 102,214 and 99,049 ordinary shares to a non-employee and an employee, with the vesting period of three and four years, respectively. The employee left the Company in July 2020 and 63,972 ordinary shares were forfeited and repurchased by the Company.

On September 22, 2020, the Company closed its IPO of ADSs representing its ordinary shares and issued and sold 8,625,000 ADSs at a public offering price of $17.00 per ADS, resulting in net proceeds of approximately $132.8 million after deducting underwriting fees and offering costs. Upon the closing of the IPO,

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the convertible preferred shares and Series A convertible preferred shares and Series B convertible preferred shares were converted to 16,419,172 ordinary shares.

Each ordinary share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Ordinary shareholders are entitled to receive dividends, if any, as may be declared by the board of directors. Through December 31, 2020, no cash dividends had been declared or paid by the Company.

11. Share-Based Compensation

2017 Equity Incentive Plan

Under the Company’s shareholder and subscription agreements, the Company is authorized to issue restricted shares, restricted share units, as well as options, as incentives to its employees, non-employees and members of its board of directors. To the extent such incentives are in the form of share options, the options are granted pursuant to the terms of the 2017 Equity Incentive Plan, or the 2017 Plan. In July 2019, the Company’s board of directors adopted the 2017 Plan. The 2017 Plan provides for the grant of Enterprise Management Incentive, or EMI, options, to its UK employees, for the grant of options to its U.S. employees and non-employees of the Company. The 2017 Plan is administered by the board of directors.

As of December 31, 2020, the Company was authorized under the shareholder agreements to issue a total of 13,601,246 ordinary shares, including shares underlying options granted pursuant to the 2017 Plan. Forfeitures are accounted for as they occur. As of December 31, 2020, there were 440,207 shares available for issuance as incentives to the Company’s employees and directors, which includes shares underlying options that may be granted from time to time subsequent to December 31, 2020 under the terms of the 2017 Plan.

Options granted under the 2017 Plan, typically vest over a three or four-year service period with 33.3% and 25% respectively, of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining years. Restricted share units granted under the 2017 Plan, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date. The options granted by the Company prior to April 17, 2020 contain provisions that to the extent then outstanding, they will be subject to accelerated vesting upon the occurrence of a Sale, Asset Sale or listing of the Company’s ordinary shares on any stock exchange, and any such unvested options accordingly became fully vested upon a Listing (as such term is defined in the 2017 Plan). 1,015,813 options granted to the President and Chief Business officer of the Company on May 19, 2020 became fully vested on August 17, 2020, resulting in the recognition of $9.5 million in share-based compensation expense, including $2.4 million in research and development expenses and $7.1 million in general and administrative expenses.

The options granted before June 30, 2020 are subject to 100% vesting upon the date of the listing of the Company’s ordinary shares on any stock exchange. The options granted on June 30, 2020 are subject to 25% vesting upon the earlier occurrence of (i) the one year anniversary of the date of grant, or (ii) the date of the listing of the Company’s ordinary shares on any stock exchange. Upon completion of the IPO, 866,268 options vested due to the accelerated vesting and a total of $3.5 million was immediately recognized in share-based compensation expense, including $1.4 million in research and development expenses and $2.1 million in general and administrative expenses.

The restricted share units granted on June 30, 2020 are subject to 25% vesting upon the earlier of (i) the one year anniversary of the date of grant, or (ii) the first day following the six-month anniversary of the listing of the Company’s ordinary shares on any stock exchange on which the closing price of the shares is 20% higher than the listing price for at least five consecutive trading days. Options granted under the 2017 Plan generally expire 10 years from the date of grant.

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2020 Share Option Plan

In September 2020, the Company’s board of directors adopted, and the Company’s shareholders approved, The 2020 Share Option Plan, or (the “2020 Plan”), which became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The 2020 Plan allows the compensation and leadership development committee to make equity-based and cash-based incentive awards to the Company’s officers, employees, directors and other key persons (including consultants).

The Company initially reserved 2,074,325 of its ordinary shares for the issuance of awards under the 2020 Plan. The 2020 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by up to 4% of the outstanding number of ordinary shares on the immediately preceding December 31, or such lesser number of shares as determined by our compensation and leadership development committee. This number is subject to adjustment in the event of a sub-division, consolidation, share dividend or other change in our capitalization. The total number of ordinary shares that may be issued under the 2020 Plan was 2,074,325 shares as of December 31, 2020, of which 1,178,547 shares remained available for future grant.

During the years ended December 31, 2020 and 2019, the Company granted options to purchase 3,405,490 and 1,539,411 ordinary shares to employees and non-employees, respectively.

Ordinary Shares

A summary of the changes in the Company’s unvested ordinary shares during the year ended December 31, 2020 are as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested and Outstanding as of December 31, 2019	1,907,515	$0.74
Granted	—	—
Vested	(1,829,786)	0.69
Forfeited	(63,972)	0.05

Unvested and Outstanding as of December 31, 2020	13,757	$2.36

As of December 31, 2020, there was less than $0.1 million of unrecognized compensation cost related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 0.4 years. The total fair value of vested shares was $1.3 million and $1.7 million for the years ended December 31, 2020 and 2019, respectively.

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Share Units

A summary of the changes in the Company’s unvested restricted share units during the year ended December 31, 2020 are as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested and Outstanding as of December 31, 2019	—	$—
Granted	257,708	10.19
Vested	—	—
Forfeited	(40,226)	10.19

Unvested and Outstanding as of December 31, 2020	217,482	$10.19

As of December 31, 2020, there was $2.0 million of unrecognized compensation cost related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 3.20 years. The exercise price of restricted share units is at a nominal value less than £0.01 per share.

Share Options

The following table summarizes the Company’s share options activity for the year ended December 31, 2020:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2019	1,539,411	$0.82	9.58	$2,284
Granted	3,405,490	$7.17
Exercised	(429,929)	$0.05
Forfeited	(84,632)	$9.87

Outstanding as of December 31, 2020	4,430,340	$5.61	9.22	$186,426

Exercisable as of December 31, 2020	3,020,137	$0.88	9.00	$141,213
Unvested as of December 31, 2020	1,410,203	$15.75	9.67	$45,215

During the year ended December 31, 2020, 429,929 share options were exercised. Of which 232,227 share options were exercised by certain optionees with a total exercise price of less than $0.1 million. These ordinary shares were not issued to those optionees by December 31, 2020 and the amount received by the Company was recorded in the additional paid-in capital as at that date.

The weighted average exercise price of options granted to UK employees during the year ended December 31, 2020 was $4.04 per share. The weighted average exercise price of options granted to United States employees during the year ended December 31, 2020 was $4.77 per share.

The weighted average exercise price of options granted to UK employees during the year ended December 31, 2019 was less than $0.01 per share. The weighted average exercise price of options granted to United States employees during the year ended December 31, 2019 was $1.39 per share.

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares.

The weighted average grant-date fair value of share options granted was $9.83 and $1.88 per share during the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, there was $18.1 million of unrecognized compensation cost related to unvested share options, which is expected to be recognized over a weighted-average period of 3.5 years.

Share Option Valuation

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the years ended December 31, 2020 and 2019 were as follows:

	Year Ended December 31,
	2020	2019
Expected term (in years)	5.95 years	5.90 years
Expected volatility	66.10%	63.40%
Risk-free interest rate	0.43%	1.88%
Expected dividend yield	—%	—%
Fair value of underlying ordinary shares	$12.58	$2.16

Share-based Compensation Expense

Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Years Ended December 31,
	2020	2019
Research and development	$6,336	$1,817
General and administrative	$11,647	$1,436

	$17,983	$3,253

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Income Taxes

The provision for income taxes for the years ended December 31, 2020 and 2019 was computed at the UK statutory income tax rate. The income tax provision for the years then ended comprised (in thousands):

	Year Ended December 31,
	2020	2019
Current income tax provision
United Kingdom	$—	$—
Foreign	253	15

Total current expense:	$253	$15

Deferred income tax benefit:
United Kingdom	—	—
Foreign	(221)	—

Total deferred income tax benefit:	(221)	—

Total provision for income taxes	$32	$15

A reconciliation of income tax expense computed at the statutory UK income tax rate to income taxes as reflected in the consolidated financial statements is as follows (in thousands):

	Year Ended December 31,
	2020	2019
Income taxes at UK statutory rate	$(11,458)	$(3,724)
Permanent differences	340	238
UK R&D tax credit	1,664	1,036
Change in valuation allowance	8,683	2,205
State income taxes	(5)	5
Deferred tax asset true-up	919	—
Other	(111)	255

	$32	$15

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2020 and 2019 consist of the following (in thousands):

	Year Ended December 31,
	2020	2019
Net operating loss carryforward	$10,075	$2,936
Charitable contributions	—	2
Share-based compensation	3,128	757
Reserves and accruals	62	—

Total deferred tax assets	13,265	3,695

Valuation allowance	$(13,000)	$(3,665)

Depreciation	(44)	(30)

Total deferred tax liabilities	(44)	(30)

Net deferred tax assets	$221	$—

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and 2019, the Company had UK net operating loss carryforwards of approximately $53.0 million and $17.7 million, respectively, that can be carried forward indefinitely.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2020 and 2019 related primarily to the increases in net operating loss and were as follows (in thousands):

	Year Ended December 31,
	2020	2019
Valuation allowance at beginning of year	$3,665	$1,321
Increases recorded to income tax provision	8,683	2,344
Increases recorded to CTA	652
Decreases recorded to income tax provision	—	—

Valuation allowance at end of year	$13,000	$3,665

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2020 and 2019, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance against its net UK deferred tax assets as of December 31, 2020 and 2019. The deferred tax asset recognized relates entirely to the US entity.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2020 and 2019.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense when in a taxable income position. As of December 31, 2020 and 2019, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statement of operations and comprehensive loss.

The Company and its subsidiaries file income tax returns in the UK and U.S. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities, if such tax attributes are utilized in a future period.

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Net Loss Per Share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2020	2019
Numerator
Net loss	$(60,334)	$(19,612)

Net loss attributable to ordinary shareholders—basic and diluted	$(60,334)	$(19,612)

Denominator
Weighted-average number of ordinary shares used in net loss per share—basic and diluted	16,991,664	7,476,422

Net loss per share—basic and diluted	$(3.55)	$(2.62)

The Company’s potentially dilutive securities, which include unvested ordinary shares, unvested restricted share units, convertible preferred shares, Series A convertible preferred shares and options granted, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the years ended December 31, 2019 and 2020 because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2020	2019
Unvested ordinary shares	13,757	—
Unvested restricted share units	217,482	—
Convertible preferred shares	—	2,650,980
Series A convertible preferred shares	—	7,131,525
Share options	4,430,340	1,539,411

	4,661,579	11,321,916

14. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. The Company was not a party to any material litigation and did not have material contingency reserves established for any liabilities as of December 31, 2020 and 2019.

Leases

The Company’s corporate headquarters is located in London, United Kingdom, for which, as of December 31, 2020 and 2019, the Company leases a series of office space at 19 Eastbourne Terrace, London, United Kingdom from The Office Group under a non-cancelable lease. The lease related to this facility is classified as an operating lease over a two year term. The Company recognizes rent expense on a straight-line basis over the respective lease period.

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company leased office space at 180 Varick Street NY, NY from BioInnovations Labs, LLC under a cancelable lease that can be terminated by either party with one-month advanced notice. The lease related to this facility is classified as an operating lease.

The following table summarizes the future minimum lease payments due under operating leases as of December 31, 2020 (in thousands):

Year Ended December 31,	Amount
2021	$1,020

$1,020

The Company recorded rent expense totaling $1.0 million and $0.4 million for the years ended December 31, 2020 and 2019, respectively.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its Articles of Association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

15. Related Party Transactions

On August 28, 2019, as part of the Company’s 2019 Convertible Notes issuance an amount of $7.6 million (£6.2 million) was issued to a shareholder and it was converted to 710,621 shares of Series B convertible preferred shares on April 17, 2020. As of December 31, 2019, the shareholder’s convertible loan note remained outstanding. Refer to Note 8 for additional information on the 2019 Convertible Notes.

The Company receives accounting and professional services from Tapestry Networks, Inc., or Tapestry, a company affiliated with a director of the Company and the Company’s Chief Executive Officer, from time to time as needed. The Company recorded accounting and professional fees totaling $0.1 million and $0.2 million for the years ended December 31, 2020 and 2019. As of December 31, 2020 and 2019, the Company had less than $0.1 million and $0.1 million outstanding to Tapestry, respectively.

16. Employee Benefit Plans

In the UK, the Company makes contributions to private defined benefit pension schemes on behalf of its employees. The Company paid less than $0.1 million and $0.1 million in contributions for the years ended December 31, 2020 and 2019, respectively.

COMPASS PATHWAYS PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Subsequent Events

On January 04, 2021, the Company entered into a clinical research agreement with Sheppard Pratt Health System, Inc. in Baltimore, Maryland, or Sheppard Pratt, pursuant to which the Company will, upon receipt of a mutually agreed budget, fund Sheppard Pratt to construct a Center of Excellence, through which certain investigator-initiated studies may be conducted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Expenses	Amount
SEC registration fee	$26,886
FINRA filing fee	37,465
Nasdaq listing fee	295,000
Transfer agent’s fee	18,000
Printing and engraving expenses	514,053
Legal fees and expenses	4,256,547
Accounting fees and expenses	2,570,227
Miscellaneous costs	281,823

Total	8,000,000

All amounts in the table are estimates except the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee. We will pay all of the expenses of this offering.

Item 14. Indemnification of Directors and Officers.

Under Dutch law, our managing directors and our supervisory directors may be held liable by the registrant for damages in the event of improper or negligent performance of their duties (onbehoorlijk bestuur). They may be jointly and severally liable for damages to our company and to third parties for the infringement of our articles of association or certain provisions of Dutch law. In addition, our managing directors and our supervisory directors may be held liable by third parties on the basis of certain provisions of Dutch Law and general principles of tort law. In certain circumstances, they may also incur additional specific criminal liabilities.

The liability of our managing directors and our supervisory directors and other key employees will be covered by a directors’ and officers’ liability insurance policy. This policy will contain customary limitations and exclusions, such as willful misconduct or intentional recklessness (opzet of bewuste roekeloosheid).

Our current and former managing directors and our supervisory directors (and such other current or former officer or employee as designated by the management board) have the benefit of the following indemnification provisions in our articles of association:

Indemnified persons shall be reimbursed for:

(a)	any financial losses or damages incurred by such indemnified person; and

(b)

any expense reasonably paid or incurred by such indemnified person in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which he becomes involved, in each case to the extent this relates to his current or former position with us and/or a group company and in each case to the extent permitted by applicable law.

No indemnification shall be given to an indemnified person:

(a)

if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions, which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);

(b)

to the extent that his financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

(c)

in relation to proceedings brought by such indemnified person against us, except for proceedings brought to enforce indemnification to which he is entitled pursuant to our articles of association, pursuant to an agreement between such indemnified person and us, which has been approved by the management board or pursuant to insurance taken out by us for the benefit of such indemnified person;

(d)	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the our prior consent.

Under our articles of association, our management board may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

In June 2018, we issued 48,000,000 shares of ATAI Life Sciences AG for an aggregate principal amount of €3,000,000. This capital increase was registered in July 2018.

In October 2018, we issued 19,200,000 Series A shares of ATAI Life Sciences AG for an aggregate principal amount of €21,600,000. This capital increase was registered in October 2018.

Between November 2018 and October 2020, we issued 1,000,000 convertible notes at a purchase price of €1.00 per share, with an exercise price of €17.00 per share, for an aggregate subscription price of €1,000,000 and aggregate proceeds upon exercise of €17,000,000.

In January 2019, we issued 6,709,312 shares of ATAI Life Sciences AG for an aggregate principal amount of €3,727,612. This capital increase was registered in January 2019.

In April 2019, we issued 16,000,000 Series B shares of ATAI Life Sciences AG for an aggregate purchase price of €38,000,000. This capital increase was registered in April 2019.

In January 2020, we issued convertible notes that converted into 3,498,752 Series C shares of ATAI Life Sciences AG for an aggregate principal amount of €10,263,000.

In August 2020, we issued convertible notes that converted into 5,274,304 Series C shares of ATAI Life Sciences AG for an aggregate principal amount of €16,703,000.

In November 2020, we issued 17,066,672 Series C shares of ATAI Life Sciences AG for an aggregate purchase price of €80,000,02.

In January 2021, pursuant to an additional closing under our Series C financing, we issued an additional 2,133,328 Series C shares of ATAI Life Sciences AG for an aggregate purchase price of €9,999,975.

In March 2021, we issued 13,419,360 Series D shares of ATAI Life Sciences AG for an aggregate purchase price of €30,000,050.

In April 2021, in connection with the corporate reorganization, we issued an aggregate of 137,569,776 common shares of ATAI Life Sciences B.V. to the shareholders of ATAI Life Sciences AG, which included accredited investors, director nominees and employees.

Since January 1, 2018, we have issued an aggregate of 320,000 common shares pursuant to the exercise of share options by our executive officers, directors and employees. These issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S.

Since August 2020, we have granted our executive officers, directors and employees and consultants options to purchase an aggregate of 20,029,984 common shares, at a weighted average exercise price of $3.20 per share under our 2020 Equity Incentive Plan. As of the date hereof, 18,526,016 of such options remain outstanding.

Since August 2020, we have granted selected executive officers, directors and employees options to purchase an aggregate of 7,281,376 common shares, at a weighted average exercise price of €5.45 or $6.64 per share under our Hurdle Share Options Program. As of the date hereof, 7,281,376 of such options remain outstanding.

These issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 15.

Item 16. Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 17. Undertakings.

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1**	Form of Underwriting Agreement

3.1**	Form of Articles of Association of ATAI Life Sciences N.V. (translated into English), as they will be in effect immediately following the completion of the corporate reorganization

3.2**	Form of internal rules of the management board of ATAI Life Sciences N.V., as they will be in effect prior to the closing of the offering

3.3**	Form of internal rules of the supervisory board of ATAI Life Sciences N.V., as they will be in effect prior to the closing of the offering

3.4**	Form of Share Issue Deed

5.1**	Opinion of Dentons Europe LLP, Dutch counsel of ATAI Life Sciences N.V., as to the validity of the common shares

8.1**	Opinion of Dentons Europe LLP, Dutch counsel of ATAI Life Sciences N.V., as to Dutch tax matters

8.2**	Opinion of Dentons Europe LLP, German counsel of ATAI Life Sciences N.V., as to German tax matters

10.1#**	Service Agreement, dated June 5, 2019, between the Registrant and Florian Brand, as amended by agreement dated June 10, 2021

10.2#**	Amended and Restated Employment Agreement, dated June 9, 2021, between ATAI Life Sciences US, Inc. and Greg Weaver

10.3#**	Amended and Restated Employment Agreement, dated June 9, 2021, between ATAI Life Sciences US, Inc. and Srinivas Rao

10.4#**	Form of Indemnification Agreement between ATAI Life Sciences N.V. and members of the Supervisory Board or Management Board

10.5#**	2021 Incentive Award Plan, as it will be in effect upon the effectiveness of the registration statement

10.6†**	Stock Purchase Agreement, dated as of November 5, 2018, by and between ATAI US 2, Inc. and Jonathan Sporn

10.7†**	License Agreement, dated as of August 14, 2017, between National University Corporation Chiba University and Perception Neurosciences, Inc., as amended by Amendment No. 1, dated as of August 7, 2018, the Second Amendment, dated as of March 17, 2020, and Amendment No. 3, dated as of March 5, 2021

10.8†**	Stock Purchase Agreement, dated as of June 8, 2020, between The Trustees of Columbia University in the City of New York and Kures, Inc.

10.9†**	Exclusive License Agreement, dated as of June 8, 2020, between The Trustees of Columbia University in the City of New York and Kures, Inc.

10.10†**	Preferred Stock Purchase Agreement, dated as of August 29, 2019, between GABA Therapeutics, Inc. and ATAI Life Sciences AG, as amended by the Omnibus Amendment, dated as of October 30, 2020

10.11†**	Preferred Stock Purchase Agreement, dated as of December 23, 2019, among Neuronasal, Inc. and ATAI Life Sciences AG

10.12†**	Series A Preferred Stock Purchase Agreement, dated as of December 27, 2019, among DemeRx IB, Inc., ATAI Life Sciences AG and DemeRx, Inc.

10.13†**	Series A Preferred Stock Purchase Agreement, dated as of November 6, 2020, between FSV7, Inc. and ATAI Life Sciences AG

10.14†**	Amended and Restated License Agreement, dated as of February 21, 2020, between Allergan Sales, LLC and FSV7, LLC

Exhibit No.	Description

10.15†**	Consultancy Agreement, dated as of January 16, 2021, between ATAI Life Sciences AG and Christian Angermayer

10.16†**	License and Collaboration Agreement, dated as of March 11, 2021, between Perception Neuroscience, Inc. and Otsuka Pharmaceutical Co., Ltd.

10.17**	Form of Option Award Agreement under 2021 Incentive Award Plan

10.18**	Form of Restricted Stock Award Agreement under 2021 Incentive Award Plan

10.19**	Form of Restricted Stock Unit Agreement under 2021 Incentive Award Plan

10.20**	2020 Employee, Director and Consultant Equity Incentive Plan

10.21**	Form of Stock Option Agreement under 2020 Employee, Director and Consultant Equity Incentive Plan

10.22**	Partnership Agreement of ATAI Life Sciences HSOP GbR, dated August 21, 2020

10.23**	Remuneration Policy for the Board of Supervisory Directors of ATAI Life Sciences N.V.

10.24**	Remuneration Policy for the Board of Managing Directors of ATAI Life Sciences N.V.

10.25**	Amended and Restated Employment Agreement, dated June 9, 2021 between Rolando Gutiérrez Esteinou and ATAI Life Sciences US, Inc.

10.26**	Amendment to Preferred Stock Purchase Agreement, dated as of May 15, 2021 by and among ATAI Life Sciences AG, GABA Therapeutics, LLC and GABA Therapeutics, Inc.

21.1**	List of subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

23.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.3**	Consent of Dentons Europe LLP (included in Exhibits 5.1 , 8.1 and 8.2)

24.1**	Power of Attorney (included in signature page to Registration Statement)

99.1**	Consent of Michael Auerbach to be named as Director Nominee

99.2**	Consent of Jason Camm to be named as Director Nominee

99.3**	Consent of Alexis de Rosnay to be named as Director Nominee

99.4**	Consent of Andrea Heslin Smiley to be named as Director Nominee

99.5**	Consent of Amir Kalali to be named as Director Nominee

99.6**	Consent of Sabrina Martucci Johnson to be named as Director Nominee

99.7**	Consent of Christian Angermayer to be named as Director Nominee

**	Previously filed.
#	Management contracts and compensatory plans or arrangements.
†	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Berlin, Germany on June 15, 2021.

ATAI LIFE SCIENCES B.V.

By:	/s/ Florian Brand
Name:	Florian Brand
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on June 15, 2021 in the capacities indicated:

Name	Title

/s/ Florian Brand Florian Brand	Chief Executive Officer and Managing Director (Principal Executive Officer)

/s/ Greg Weaver Greg Weaver	Chief Financial Officer and Managing Director (Principal Financial Officer and Principal Accounting Officer)